

6-30-09
AR/S

Aquarius Platinum Limited

Financial Statements

for the year ended 30 June 2009

AQUARIUS PLATINUM LIMITED

CORPORATE DIRECTORY

Exempt Company Number

EC 26290

Incorporated in Bermuda

Registered Office

Clarendon House

2 Church Street

Hamilton

Bermuda

Board of Directors

Nicholas Sibley

Stuart Murray

Sir William Purves

David Dix

Edward Haslam

Tim Freshwater

Kofi Morna

Zwelakhe Mankazana

Company Secretary

Willi Boehm

Stock Exchange Listings

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L), the JSE Securities Exchange South Africa (AQP.ZA) and has a sponsored Level 1 ADR program in the United States.

Share Registers

Australia

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia 6000

Telephone:+61 8 9323 2000
Facsimile:+61 8 9323 2033

United Kingdom

Computershare Investor Services Plc
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS99 7NH
Telephone:+44 870 702 0002
Facsimile:+44 870 703 6119

South Africa

Computershare Investor Services 2004 (Pty) Limited
8th Floor
70 Marshall Street
Johannesburg, 2001
South Africa
Telephone:+27 11 370 5000
Facsimile:+27 11 688 7707

Internet Address

www.aquariusplatinum.com

info@aquariusplatinum.com

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the group for the financial year ended 30 June 2009. The consolidated financial information is presented in US Dollars.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd, Wah Kwong Maritime Transport Holdings Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray

Chief Executive Officer

Mr Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. He is Chairman of Aquarius Platinum (South Africa) (Pty) Ltd, the Group's 100% owned subsidiary. Mr Murray sits on the Boards of Mimosa Investments Limited the Group's 50% owned Zimbabwean subsidiary, Platinum Mile Resources (Pty) Limited the Group's 50% owned tailings retreatment company, and Aquarius Platinum (SA) Corporate Services (Pty) Limited, the owner of 50% of the Chrome Tailings Retreatment Plant. Mr Murray is a member of the Nomination Committee and Executive Committee of AQP (SA).

Sir William Purves

Non-executive Director

Sir William Purves joined The Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, which completed its listing on the LSE on June 1st 2007 and is Senior Independent Director of the South African company Namakwa Diamonds Ltd., which completed its listing on the JSE in December 2008. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Tim Freshwater

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Platinum Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-executive Director

Mr Morna is an Executive Director of Savannah Resources (Pty) Limited (Savannah), the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the Board of AQP(SA) in February 2005 and was appointed to the Aquarius Platinum Board during February 2007. Mr Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana

Mr Mankazana is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the Board of AQP(SA) in February 2005. He was appointed to the Aquarius Platinum Board during November 2008 and is a member of the Nomination Committee of the Group.

COMPANY SECRETARY

Willi M.P. Boehm

Mr Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 29 years experience.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common Shares
N.T. Sibley	1,777,777
S.A Murray	1,676,231
Sir W. Purves	-
D.R. Dix	100,000
G.E. Haslam	16,666
T Freshwater	-
K. Morna [(1)]	68,658,728
Z. Mankazana [(1)]	68,658,728

(1) The interests held by Mr Morna and Mr Mankazana arise as a result of their directorship and beneficial interest in Savannah which, as a member of the Savannah Consortium, holds 68,658,728 Common Shares.

PRINCIPAL ACTIVITIES

The principal activities of companies within the group during the financial year were mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine, the Everest platinum mine, the Platinum Mile joint venture and the Chrome Tailings Retreatment Plant.

RESULTS OF OPERATIONS

The net loss of the group after provision for income tax and non controlling interest was a loss of $45.742m for the year (2008: net profit of $236.474m).

REVIEW OF OPERATIONS

Operational highlights during the year included:

- Group attributable production of 455,675 PGM ounces despite suspension of operations at the Everest Mine (2008: 500,203 PGM ounces),
- Improved production at all operating units; up 13% in total (excluding Everest & Platinum Mile)
- Recovery in operating margins through the second half of the financial year (2H) at South African operations
- Capital raising completed by way of equity placement, rights issue and convertible note issue
- Completion of the acquisition of Ridge Mining in July 2009
- Mimosa Wedza Phase 5.5 expansion successfully completed and commissioned
- Completion of the final phase of the group's South African BEE transaction effectively increasing Aquarius' shareholding in AQPSA to 100%

Total mine PGM production for the year increased 1% to 847,283 PGM ounces despite the temporary suspension of Everest in December 2008. Production attributable to Aquarius was 9% lower at 455,675 PGM ounces. The decrease in attributable production was due entirely to the reduction in production at the Everest mine. Encouragingly all other operations increased annual production by 49,463 PGM ounces (13%) compared to FY 2008.

On 27 October 2008, Aquarius Platinum announced the completion of the final phase of its South African BEE transaction with SavCon whereby SavCon exchanged its 32.5% shareholding in AQPSA for 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius increased its holding in AQPSA to 100% of AQPSA providing a modest boost to earnings.

In March 2009, the Boards of Aquarius and Ridge announced their agreement on the terms of a possible recommended all share offer by Aquarius for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge Shares.

Subsequent to year end, Ridge Shareholders on 6 July 2009 voted in favour of the acquisition of Ridge by Aquarius by means of a scheme of arrangement. Ridge Mining is now 100% owned by Aquarius Platinum Limited.

During the last quarter of the financial year Aquarius concluded its capital base restructuring raising gross proceeds of $270 million by way of:

- $118.5 million from an equity placement of 46,330,000 common shares;
- $73.5 million from a rights issue of 41,491,737 common shares as part of the 1 for 9 rights issue; and
- $78.0 million (R650 million) from a convertible bond issue of 65,000 bonds of R10,000 par value.

Aquarius utilised funds received from the capital raising and convertible bond to reduce group debt by paying out the RMB bridge facility of R1.577 billion ($177 million) in May 2009. As a result, the group's balance sheet is significantly stronger; group debt comprises $8 million of mainly bank interest bearing debt at Mimosa and $76 million of convertible bonds issued.

In Zimbabwe, Aquarius the Wedza 5.5 expansion was successfully commissioned in May 2009, providing capacity to produce 200,000 PGM ounces per annum of which 50% is attributable to Aquarius..

The proposed amendments to the Mines and Minerals Act in Zimbabwe which were tabled just before the dissolution of the previous parliament have been withdrawn by the current Minister of Mines. The Minister has requested for input from the industry through the Chamber of Mines.

Since the announcement of the National Budget and Monetary Policy Statement in January 2009 that liberalised foreign currency trading in Zimbabwe there has not been any further changes in the foreign currency regime.

Operating Results

Aquarius recorded a consolidated loss for the year to 30 June 2009 of $45.7million (US$ 13.30 cents per share) compared to a prior year profit of $236.5 million. The result is attributable to a number of factors but in the main a collapse of PGM prices during the first half of the financial year and reduced production due to the suspension of operations at the Everest mine in December 2008.

Significantly, earnings in the second half of the financial year (2H 2009) reflected a $94.4 million swing resulting in a net profit of $24.4 million in 2H. This net profit was achieved despite lower production (Everest), the impact of dollarisation of the Zimbabwean economy and a significant strengthening in the value of the SA Rand against the US$ in 2H. The net profit achieved in the second half is attributable to improved US$ PGM prices (both provisional and realised) lifting from the lows experienced in the December 2008 quarter.

Revenue from ordinary activities for the FY2009 was $311 million (comprising sales revenue of $300 million and interest income of $11 million), down from the previous corresponding period due to the factors described above. Revenue in 2H 2009 was $32 million higher than 1H 2009 despite lower production, reflecting a return to improved PGM prices.

The Group cash balance was $153.6 million at 30 June 2009.

DIVIDENDS

The 2008 final dividend of US$10 cents per common share was paid during October 2008. An interim dividend has not been paid during the year. The directors have not declared a final dividend for the year ended 30 June 2009.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 6 July 2009, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine is currently entering production and will further diversify Aquarius' portfolio, increase its resources base, add new production ounces and longevity to its production profile and add significant optionality with the new Sheba's Ridge project.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge project which is in the start up phase and which shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

The total cost of the business combination was US$113,108,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. The ordinary shares have a total fair value of GBP 65,885,443 or USD 107,575,775. Aquarius granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners. The replacement options have a total fair value of GBP 1,857,565 or USD 3,032,976.

The consolidated net assets of Ridge at 31 December 2008 was USD108,599,000 from its 31 December 2008 Full Year Results. The Group is currently undertaking an assessment of the fair values of the assets, liabilities and contingent liabilities of Ridge. Accordingly it is impracticable to provide further information.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures might prejudice the interests of the group.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Hugo Holl, Managing Director of AQP(SA), is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Winston Chitando Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. In South Africa, the company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2009 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & Succession Planning	Audit/Risk	Nomination	Board	Remuneration & Succession Planning	Audit & Risk	Nomination
N.T. Sibley	8	1	4	1	6	1	4	1
S.A. Murray	8	-	-	1	8	-	-	1
D.R. Dix	8	-	4	1	5	-	4	1
G.E. Haslam	8	1	4	1	6	1	4	1
Sir W. Purves	8	-	4	1	6	-	4	1
T. Freshwater	8	-	-	1	6	-	-	1
K. Morna	8	-	-	1	8	-	-	1
Z. Mankazana	8	-	-	1	4	-	-	1

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the group and the other key management personnel in aggregate during the financial year are shown in the table below. Refer also Note 36 – Share Based Payment Plans and Note 37 – Related Party Disclosures for participation by the Directors' and the key management personnel in the Company's Share Plan and Option Plan.

	Short Term						Share based payments	Post Employment	
Director	**Board Fee**	**Remuneration Committee**	**Senior Independent Director**	**Audit/Risk Committee**	**Base Salary**	**Bonus**	**Share options**	**Retirement Benefits**	**Total**
	$	$	$	$	$	$	$	$	$
N.T. Sibley	195,000	-	-	-	-	-	-	-	195,000
S.A. Murray	75,000	-	-	-	829,181	55,345	-	45,673	1,005,199
D.R. Dix	75,000	-	-	7,500	-	-	-	-	82,500
G.E. Haslam	75,000	12,000	-	7,500	-	-	-	-	94,500
Sir W. Purves	75,000	-	15,000	15,000	-	-	-	-	105,000
T.Freshwater	75,000	-	-	-	-	-	-	-	75,000
K.Morna	75,000	-	-	-	-	-	-	-	75,000
Z. Mankanzana*	50,000	-		-	-	-	-	-	50,000
	695,000	12,000	15,000	30,000	829,181	55,345	-	45,673	1,682,199
Other key management personnel	-	-		-	1,119,969	149,406	57,229	186,317	1,512,921

* Mr Mankanzana was appointed to the Board on 6 November 2008.

Signed in accordance with a resolution of the directors.



Stuart Murray
Director
30 September 2009

Aquarius Platinum Limited – Corporate Governance Statement

The following Statement sets out the governance practices of the Aquarius Platinum group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board Structure			
Name of director in office at the date of this report:	**Date appointed to office**	**Executive/ Non-executive**	**Independent**
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K. Morna	6 February 2007	Non-executive	No
Z Mankazana	6 November 2008	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of eight directors, seven of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.

- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company, Mr Kofi Morna and Mr Zwelakhe Mankazana, who represent the Savannah Consortium's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;
b) within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the company or another group member other than as a director of the company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the group in order to maintain an appropriate balance within the company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the Chief Executive Office is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Aquarius Platinum Limited – Corporate Governance Statement

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, and is Senior Independent Director of the South African company Namakwa Diamonds Ltd.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and

- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE, and forwarded to the Securities and Exchange Commission (SEC) in the US. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure
Item 2.5: Performance evaluation of the Board and key executives
Explanation of Departure
The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.
Item 8.3: Disclosure of remuneration policy and procedures
Explanation of Departure
The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Consolidated Income Statement *for the year ended 30 June 2009*

	Note	2009 $'000	2008 $'000
Revenue	7	310,556	919,012
Cost of sales	7	(334,327)	(359,873)
Gross (loss)/profit		**(23,771)**	**559,139**
Other income	7	1,815	2,109
Administrative costs	7	(9,919)	(10,467)
Fair value movement in derivative liability	24	3,829	-
Impairment losses	7	(13,050)	-
Foreign exchange gain/(loss)	7	(20,328)	14,286
(Loss)/profit from operating activities before finance costs		(61,424)	565,067
Finance costs	7	(35,968)	(28,260)
(Loss)/profit before income tax		**(97,392)**	**536,807**
Income tax (expense)/benefit	8	15,808	(173,214)
Net (loss)profit for the year		**(81,584)**	**363,593**
Attributable to:			
Equity holders of the parent	32	(45,742)	236,474
Non controlling interest		(35,842)	127,119
		(81,584)	**363,593**
Earnings per share			
Basic earnings/(loss) per share (cents per share)	9	(13.30)*	86.58*
Diluted earnings/(loss) per share (cents per share)	9	(13.30)*	86.10*

* Earnings per share has been restated to account for the May 2009 Entitlement Issue to shareholders in accordance with IAS 33

Consolidated Balance Sheet *as at 30 June 2009*

	Note	2009 $'000	2008 $'000
ASSETS			
NON CURRENT ASSETS			
Receivables	11	11,362	10,795
Available for sale investments	12	1,917	4,804
Property, plant and equipment	13	230,057	214,314
Mining assets	14	270,374	274,270
Restricted cash in environmental trusts	15	12,008	10,359
Intangible asset and goodwill	16	74,167	77,955
Total Non Current Assets		**599,885**	**592,497**
CURRENT ASSETS			
Cash and cash equivalents	19	153,600	170,956
Trade and other receivables	20	119,866	186,964
Inventories	21	43,652	35,941
Total Current Assets		**317,118**	**393,861**
TOTAL ASSETS		**917,003**	**986,358**
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES			
Issued capital	29	20,751	13,103
Shares reserved for share plan	30	(2,802)	(1,012)
Reserves	31	444,637	279,292
Retained earnings	32	145,584	217,531
Equity Attributable to Equity Holders of the Parent		**608,170**	**508,914**
Non controlling Interest	33	**-**	**35,600**
TOTAL EQUITY		**608,170**	**544,514**
NON CURRENT LIABILITIES			
Payables	22	1,555	2,219
Interest bearing loans and borrowings	23	70,034	1,657
Deferred tax liabilities	8	92,767	111,738
Provisions	25	62,963	58,618
Total Non Current Liabilities		**227,319**	**174,232**
CURRENT LIABILITIES			
Trade and other payables	26	68,622	56,294
Derivatives at fair value	24	6,084	1,039
Interest bearing loans and borrowings	27	6,211	208,161
Current tax liabilities	8	1	1,644
Provisions	28	596	474
Total Current Liabilities		**81,514**	**267,612**
TOTAL LIABILITIES		**308,833**	**441,844**
TOTAL EQUITY AND LIABILITIES		**917,003**	**986,358**

Consolidated Cash Flow Statement *for the year ended 30 June 2009*

	Note	2009 $'000	2008 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		354,558	894,269
Payments to suppliers and employees		(326,729)	(378,364)
Interest received		11,681	28,095
Interest and other finance costs paid		(27,300)	(19,628)
Other income		1,104	2,111
Income taxes paid		(95)	(175,851)
NET CASH FROM OPERATING ACTIVITIES		**13,219**	**350,632**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property plant & equipment and mine development costs		(59,342)	(65,743)
Payments for mine closure/rehabilitation costs		(1,213)	(4,372)
Acquisition of joint venture interest net of cash acquired	17	-	(22,899)
Redeemable deposit		(14,038)	(32,159)
Payments for purchase of equity investments		-	(4,434)
NET CASH USED IN INVESTING ACTIVITES		**(74,593)**	**(129,607)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		192,131	370,203
Share issue costs		(13,661)	(8,035)
Share buy back		-	(733,813)
Return of capital		-	(14,587)
Proceeds from borrowings		73,770	210,361
Repayment of share-plan loans		-	-
Repayment of borrowings		(181,891)	(82,773)
Purchase of shares reserved for share plan		(1,790)	(1,012)
Dividends paid		(26,205)	(51,307)
Dividends paid by subsidiary to non controlling interests		(3,600)	(9,118)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES		**38,754**	**(320,081)**
Net increase/(decrease) in cash held		(22,620)	**(99,056)**
Cash and cash equivalents at beginning of the financial year		170,956	287,663
Net foreign exchange differences		5,264	(17,651)
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	19	**153,600**	**170,956**

Consolidated Statement of Recognised Income and Expenses *for the year ended 30 June 2009*

	Note	2009 $'000	2008 $'000
Foreign currency translation adjustments		(1,634)	(49,001)
Net gain/(loss) recognised directly in equity		(1,634)	(49,001)
Net profit/(loss) for the year		(81,584)	363,593
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**(83,218)**	**314,592**
Attributable to:			
Equity holders of the parent		(43,788)	209,286
Non controlling interest		(39,430)	105,306
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**(83,218)**	**314,592**

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) for the year ended 30 June 2009 were authorised for issue in accordance with a resolution of the directors on 30 September 2009. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivative financial instruments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 37(a).

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The non controlling interest principally represents the interests in AQP(SA) not previously held by the Company.

Acquisition of non controlling interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the non controlling interest's share of net assets acquired is recognised in equity.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2008. The adoption of these new and revised Standards and Interpretations had no material effect on the profit and loss or financial position of the group.

The following standards and interpretations have been adopted from 1 July 2008:

- Amendments to IAS 39, *Financial Instruments Recognition and Measurement*; and IFRS 7, *Financial Instruments Disclosure* – Reclassification of Financial Assets;
- IFRIC 4 (revised) *Determining Whether and Arrangement Contains a Lease*

The group has also elected to early adopt the revisions to both IFRS 3 Business Combinations (IFRS 3(R)) and IAS 27 Consolidated and Separate Financial Statements from 1 July 2008. In accordance with IFRS 3(R), the Group has applied the acquisition method of accounting to all business combinations prospectively from 1 July 2008. The most significant impact on the Group of the adoption of these revised standards is the requirement to expense all transaction costs relating to a business combination and the allocation of losses in a subsidiary to a non-controlling interest.. During the current financial year, the Group has expensed transaction costs amounting to $565,207 relating to the acquisition of Ridge Mining Plc and has allocated losses amounting to $7,430,000 to the non controlling interest in excess of their share of attributable net assets (see Note 33).

The early adoption does not significantly impact the current year or comparative financial earnings per share information. The requirement to expense transaction costs in business combinations will impact future accounting periods for the acquisition of Ridge Mining plc (Note 39) and any other future business combinations.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Group's accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Determination of mineral resources and ore reserves*

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

- *Impairment of capitalised exploration and evaluation expenditure*
  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

  Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of capitalised mine development expenditure*
  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves. To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In determining recoverable amount, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

- *Impairment of property, plant and equipment*
  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

  In determining value in use, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

  Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- *Impairment of goodwill*
  The group determines whether goodwill is impaired at least on an annual basis or more frequently if an indication of impairment exists. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer Note 16 for assumptions.

In determining recoverable amount, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

- *Restoration Provisions*

  The group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

- *Convertible Bonds*

  An element of the convertible bond is classified as a derivative liability and is carried at fair value. The fair value is determined by an external party using an option pricing model which takes into consideration the terms and conditions of the instrument.

- *Revenue Recognition*

  The accounting policy for sale of goods is set out in Note 5 (h). The determination of revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the final pricing amount. Management determines this with reference to estimated forward prices using consensus forecasts.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining Assets

Mining assets comprise exploration and evaluation, mineral properties acquired and mine development costs .

Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mineral Properties Acquired

Mineral properties acquired are recognised at cost. Once production commences these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production. The fair value uplift amortisation expense represents the additional amortisation arising on the fair value adjustment recognised on acquisition of mineral properties acquired in excess of the carrying amount in the acquiree.

Impairment

The carrying value of mineral properties acquired expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of mineral properties acquired is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine Development Expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign Currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, Plant and Equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings - 3 to 12.5 years
- Furniture and fittings - 3 to 5 years
- Plant and equipment, including assets held under lease - 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(g) Business Combinations and Goodwill

Business combinations

Business combinations are accounted for using the acquisition method. The acquisition method requires that the acquirer recognises, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at acquisition date. Acquisition costs directly attributable to the acquisition are expensed in the period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value at the date of acquisition, irrespective of the extent of any non-controlling interest.

For each business combination, the Group has an option to measure any non-controlling interests in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events of changes in circumstances indicate that it might be impaired, and is carried at costs less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing (note 16).

When the recoverable amount of the cash generating unit (group of cash generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash generating unit (group of cash generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of cash generating unit retained.

Impairment losses recognised on goodwill are not subsequently reversed.

(h) Revenue Recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of Goods

Revenue on sale of mine products is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract.

For PGM concentrate sales the sales price is determined on a provisional basis at the date of delivery. Adjustments to the sale price occur based on movements in the metal market price up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between 2 and 4 months. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the characteristics of a commodity derivative. Accordingly the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in the income statement and trade debtors in the balance sheet. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(i) Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(k) Interest Bearing Loans and Borrowings

Loans and borrowings other than financial instruments issued by the Group are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

Convertibles Bonds

The convertible bonds which are denominated in South African Rand, are split into two components: a debt component and a component representing the embedded derivative in the convertible bond. The debt component represents the Group's liability for future coupon payments and the redemption on the principal amount. The embedded derivative, a financial liability, represents the value of the option that bond holders have to convert into ordinary shares in the Company.

The debt component of the convertible bond is measured at amortised cost and therefore increases as the present value of the coupon payments and redemption amount increases, with a corresponding charge to finance cost.

The embedded derivative is measured at fair value at each balance sheet date and the change in the fair value is recognised in the income statement.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(m) Trade and Other Payables

Liabilities for trade and other payables, whether billed or not billed to the group, which are normally settled on 30-90 day terms, are carried at amortised cost.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(o) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(p) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(q) Trade and Other Receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent balance sheet date the receivable is restated to reflect the fair value movements in the pricing mechanism which is considered to represent an embedded derivative.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(r) Provision for Mine Site Rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

(s) Share Capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(t) Derivative Financial Instruments

Derivative financial instruments are used by a joint venture in which the Company has a 50% interest (Platinum Mile Resources (Pty) Ltd) to manage exposures to platinum group metals. Hedge accounting is not applied. Derivative financial instruments are stated at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in the income statement immediately.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(v) Interest in Joint Ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

In respect of the Group's interest in jointly controlled assets, the following are recognised in the financial statements:

(i) the Group's share of the jointly controlled assets, classified according to the nature of the assets;

(ii) any liabilities that the Group has incurred;

(iii) the Group's share of any liabilities incurred jointly with the other venturers in relation to the joint venture;

(iv) any income from the sale or use of the Group's share of the output of the joint venture, together with the Group's share of any expenses incurred by the joint venture; and

(v) any expenses that the Group has incurred in respect of its interest in the joint venture.

(w) Impairment of Non Financial Assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(x) Share-based Payment Transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.
The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are shown as a deduction from equity.

(y) Earnings Per Share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(aa) Intangible Assets

The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised using the straight line method over the useful life of the contract and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

(bb) Comparative Amounts

Where appropriate comparative amounts have been reclassified to be consistent with the current year's classification.

(cc) Future Accounting Standards

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2009. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRIC 15	Agreements for the Construction of Real Estate	This Interpretation requires that when the real estate developer is providing construction services to the buyer's specifications, revenue can be recorded only as construction progresses. Otherwise, revenue should be recognised on completion of the relevant real estate unit.	1 January 2009	The Interpretation is not expected to impact the Group.	1 July 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	This Interpretation requires that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 October 2008	The Group does not hedge net investments in foreign operations and accordingly this Interpretation is not expected to impact the Group.	1 July 2009
IRFIC 17	Distributions of Non-cash Assets to Owners and consequential amendments to International Accounting Standards IFRS 5 and IAS 10	The Interpretation outlines how an entity should measure distributions of assets, other than cash, as a dividend to its owners acting in their capacity as owners. This applies to transactions commonly referred to as spin-offs, split offs or demergers and in-specie distributions.	1 July 2009	The Interpretation is not expected to impact the Group.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRIC 18	Transfers of Assets from Customers	This Interpretation provides guidance on the transfer of assets such as items of property, plant and equipment or transfers of cash received from customers. The Interpretation provides guidance on when and how an entity should recognise such assets and discusses the timing of revenue recognition for such arrangements and requires that once the asset meets the condition to be recognised at fair value, it is accounted for as an 'exchange transaction'. Once an exchange transaction occurs the entity is considered to have delivered a service in exchange for receiving the asset. Entities must identify each identifiable service within the agreement and recognise revenue as each service is delivered.	Applies prospectively to transfer of assets from customers received on or after 1 July 2009	The Interpretation is not expected to impact the Group.	1 July 2009
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	New Standard replacing IAS 14 *Segment Reporting*, which adopts a management reporting approach to segment reporting.	1 January 2009	The Group's management reporting approach currently follows the geographic locations of its operations. The Group is currently reviewing any potential impact.	1 July 2009
IAS 23 (Revised)	Borrowing Costs and consequential amendments to other International Accounting Standards	The amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	Adoption of the standard will cause a change in the borrowing costs accounting policy.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IAS 1 (Revised),	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	The new statement of comprehensive income will set out the result for the Group for the reporting period plus other movements in retained earnings and reserves,	1 July 2009
IFRS 2 amendments	Amendments to International Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of "vesting conditions", introducing the term "non-vesting conditions" for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group is currently reviewing any potential impact.	1 July 2009
IAS 32 amendments	Amendments to International Accounting Standards – Financial Instruments Presentation: Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	The Interpretation is not expected to impact the Group.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRS Annual Improvement Project	Amendments to International Accounting Standards arising from the Annual Improvements Project [IFRS 5, IAS 1, 16, 19, 20 ,23, 27, 28, 29, 31, 36, 38, 39, 40 and 41]	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact. This was the first omnibus of amendments issued by the IASB arising from the Annual Improvements Project and it is expected that going forward, such improvements will be issued annually to remove inconsistencies and clarify wording in the standards. The IASB issued these amendments in two separate amending standards; one dealing with the accounting changes effective from 1 January 2009 and the other dealing with amendments to IFRS 5, which will be applicable from 1 July 2009 [refer below].	1 January 2009	The Group is currently reviewing any potential impact.	1 July 2009
IFRS Annual Improvement Project	Further Amendments to International Accounting Standards arising from the Annual Improvements Project [IFRS 2, and 8. IAS 1, 7, 17, 18, 36, 38, 39. IFRIC 9 and 16]	This was the second omnibus of amendments issued by the IASB arising from the Annual Improvements Project. Refer above for details.	1 July 2009	The Group is currently reviewing any potential impact	1 July 2009
IAS 39 amendments	Amendments to International Accounting Standards: Financial Instruments Recognition and Measurement – Eligible Hedged Items	The amendment to IAS 39 clarifies how the principles underlying hedge accounting should be applied when (i) a one-sided risk in a hedged item is being hedged and (ii) inflation in a financial hedged item existed or was likely to exist.	1 July 2009	As the Group does not currently undertake hedging transactions these amendments are not expected to impact the Group.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRS 4 and 7	Amendments to International Accounting Standards – Improving Disclosures about Financial Instruments [IFRS 4, and 7]	The main amendment to IFRS 7 requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy: ▶ quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); ▶ inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and ▶ inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These amendments arise from the issuance of *Improving Disclosures about Financial Instruments (Amendments to IFRS 7)* by the IASB in March 2009. The amendments to IFRS 4, IAS 23 and IAS 38 comprise editorial changes resulting from the amendments to IFRS 7.	Annual reporting periods beginning on or after 1 January 2009 that end on or after 30 April 2009.	The amendments to IFRS 7 are of a disclosure nature only and accordingly will not impact the Group's results or financial position.	1 July 2009
IFRS 5, IFRS 7, IAS 7, IAS 12, IAS 36 & IAS 39 and IFRIC 17 amendments	Amendments to International Accounting Standards	These comprise editorial amendments and are expected to have no major impact on the requirements of the amended pronouncements.	1 July 2009	The amendments are not expected to impact the Group.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRS 2	Amendments to IFRS 2	The amendments clarify the accounting for group cash-settled share-based payment transactions, in particular: ▶ the scope of IFRS 2; and ▶ the interaction between IFRS 2 and other standards. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. A "group" has the same meaning as in IAS 27 *Consolidated and Separate Financial Statements*, that is, it includes only a parent and its subsidiaries. The amendments also incorporate guidance previously included in IFRIC 8 *Scope of IFRS 2* and IFRIC 11 *IFRS 2—Group and Treasury Share Transactions*. As a result, IFRIC 8 and IFRIC 11 have been withdrawn.	1 January 2010	The amendments are not expected to impact the Group.	1 July 2010

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two business segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2009	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	238,225	-	60,650	11,681	-	310,556
Intersegment revenues	49,586	-	621	-	-	(50,207)	-
Segment revenue	49,586	238,225	621	60,650	11,681	(50,207)	310,556
Segment result	10,479	(75,041)	(9)	(8,420)	(24,287)	(114)	(97,392)
Income tax expense							15,808
Profit after tax							(81,584)
Segment assets	127,245	614,965	2,460	172,333	-	-	917,003
Segment liabilities	101,532	172,024	363	34,914	-	-	308,833
Other segment information:							
Capital expenditure	-	34,731	-	29,761	-	-	64,492
Amortisation and depreciation	-	38,323	13	4,408	-	-	42,744
Other non-cash expenses	(1,092)	34,279	-	13,353	-	-	46,540
Impairment losses	-	10,082	-	2,968	-	-	13,050

30 June 2008	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	768,265	-	122,652	28,095	-	919,012
Intersegment revenues	24,760	-	691	-	-	(25,451)	-
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	462,746	(50)	58,402	(165)	(9,245)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Segment assets	93,075	673,702	4,368	215,213	-	-	986,358
Segment liabilities	18,982	403,030	381	19,451	-	-	441,844
Other segment information:							
Capital expenditure	-	42,316	-	16,240	-	-	58,556
Amortisation and depreciation	-	45,265	17	3,704	-	-	48,986
Other non-cash expenses	7,432	-	-	-	-	-	7,432

(d) Business segments

30 June 2009	Mining and Exploration	Corporate and Investment	Consolidated
Segment revenue	298,875	-	298,875
Segment assets	787,298	129,705	917,003
Capital expenditure	64,492	-	64,492
30 June 2008			
Segment revenue	890,917	-	890,917
Segment assets	888,915	97,443	986,358
Capital expenditure	58,556	-	58,556

Zimbabwe

In Zimbabwe, the Indigenisation and Economic Empowerment Bill was enacted into law during the last quarter of the previous financial year just before the dissolution of the previous Zimbabwean parliament. The proposed amendments to the Mines and Minerals Act which applied to foreign controlled mining operations and mandated 51% indigenous ownership were withdrawn in July 2009 by the current Minister of Mines in Zimbabwe to allow for stakeholder consultation. The Minister of Mines has requested input from the industry through the Chamber of Mines. The operations and earnings of the Group continue to be affected to varying degrees by fiscal, legislative regulatory and political developments in Zimbabwe.

7. Revenue and Expenses

	2009 $'000	2008 $'000
Revenue		
Sale of mine products	298,875	890,917
Interest income	11,681	28,095
	310,556	**919,012**
Other income		
Other	1,815	2,109
	1,815	**2,109**
Cost of sales		
Amortisation and depreciation	42,744	48,986
Cost of production	288,949	307,485
Royalties	2,634	3,402
	334,327	**359,873**
Administrative costs		
Advertising and promotion	228	299
Consulting fees	2,594	4,187
Directors' fees	772	716
Share based payments	57	58
Legal fees	1,329	351
Printing and stationery	29	40
Rental on operating leases	148	132
Stock exchange and registry management	754	854
Subscriptions and conferences	561	251
Telephone and facsimile	80	96
Travel	1,085	1,191
Wages, salaries and employee benefits	1,768	1,731
Other	514	561
	9,919	**10,467**
Other operating gain/(loss)		
Foreign exchange gain/(loss)	(20,328)	14,286
	(20,328)	**14,286**
Finance costs		
Interest and borrowing costs	29,064	19,628
Accretion of interest on convertible bond	432	-
Accretion of mine-site rehabilitation liability	6,472	8,632
	35,968	**28,260**
Impairment of assets		
Impairment of Everest mining assets	10,082	-
Impairment of available for sale investments	2,968	-
	13,050	**-**

Impairment of Everest mining assets

On 7 December 2008 the Company announced the suspension of mining operations for a minimum period of six months at the Everest Platinum Mine in South Africa following detection of instability in an upper area of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the ore body which includes the upper levels of the decline shaft. The Company has made an assessment of the damage to the mine and associated infrastructure resulting in an impairment charge of $10.082 million.

Impairment of available for sale investments

Listed investments are stated at fair value at 30 June 2009.

	2009	2008
	$'000	$'000
Staff costs included in the consolidated income statement		
Salaries and wages	36,744	20,006
Superannuation	1,617	1,061
Share based payments	57	58
	38,418	**21,125**
Depreciation and amortisation included in consolidated income statement		
Depreciation	10,124	24,208
Amortisation of intangible asset	4,264	-
Amortisation of fair value uplift on mining assets	8,142	6,535
Amortisation of original cost of mining assets	20,214	18,243
	42,744	**48,986**

8. Income Tax

Major component of tax expense for the year		
Income statement:		
Current income tax	(4,300)	126,773
Withholding tax	2,388	2,539
Secondary tax charge	-	45,822
Deferred tax – origination and reversal of temporary differences	(13,896)	(1,920)
Income tax expense	**(15,808)**	**173,214**

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

Amounts charged or credited directly to equity:		
Foreign exchange translation adjustment	-	-

The group's effective tax rate in 2009 was 16.23% (2008: 32.3%). A reconciliation of income tax expense applicable to profit/(loss) from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at year's end is as follows:

	2009 $'000	2008 $'000
(Loss)/profit from ordinary activities before income tax	(97,392)	536,807
At the South African income tax rate of 28%	(27,270)	150,306
Lower Zimbabwe income tax rate of 15%	1,120	(9,614)
Lower Mauritius income tax rate of 15%	(53)	(191)
Loss of parent company not subject to taxation	796	993
Foreign exchange adjustments on tax liabilities	7,272	(14,125)
Foreign tax credit	-	2
Unrecognised tax losses	149	138
Income not assessable	(5,085)	(5,440)
Capital and incentive allowances	(28)	(24)
Expenditure not allowable for income tax purposes	4,343	3,325
Withholding tax on dividends and technical fees received	2,388	2,539
Secondary tax charge on share repurchase	-	45,822
Under/(over) provision from prior year	560	(517)
At effective income tax/(benefit) rate of (16.23%) (2008: 32.3%)	**(15,808)**	**173,214**
Current tax liabilities		
Tax payable	**1**	**1,644**
Deferred tax liabilities		
Capital allowances on machinery	81,385	75,563
Fair value uplift on mining assets	17,147	19,083
Rehabilitation cost	2,614	2,427
Provision for mine site rehabilitation	(6,685)	(5,405)
Prepayments	(129)	89
Identifiable intangible assets	18,364	19,450
Tax losses offset against deferred tax liabilities	(23,467)	-
Other	3,538	531
Deferred tax liability	**92,767**	**111,738**
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	111,738	103,378
Foreign exchange translation of deferred tax liabilities	(5,075)	(11,650)
Arising on acquisition of joint venture interest	-	21,930
Deferred tax expense	(13,896)	(1,920)
Deferred tax liability	**92,767**	**111,738**

At 30 June 2009, the potential benefit of tax losses of a foreign subsidiary amounting to $5.4 million (2008: $5.5m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

Potential withholding taxes not currently recognised on undistributed profits from jointly controlled entities totals $11.341m.

	2009 $'000	2008 $'000
9. Earnings Per Share		
a) Basic earnings/(loss) per share - cents per share	(13.30)*	86.58*
Basic earnings/(loss) per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
b) Diluted earnings/(loss) per share - cents per share	(13.30)*	86.10*
Diluted earnings/(loss) per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c) Reconciliations		
Net profit/(loss) used in calculating basic and diluted earnings per share	(45,742)	236,474

	Number of shares	Number of shares*
Weighted average number of shares used in the calculation of basic earnings per share	343,812,691	273,123,669
Effect of dilutive securities		
Share options	-	1,534,849
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**343,812,691**	**274,658,518**
Number of potential ordinary shares not considered dilutive		
Share options	1,565,249	259,299
Convertible bonds	17,046,944	-
	18,612,193	**259,299**

	2009 $'000	2008 $'000
(d) Headline earnings per share is disclosed as required by the JSE Limited		
Profit/(loss) attributable to ordinary equity holders of the parent entity	(45,742)	236,474
Adjustments net of tax		
Plus: Impairment of Everest mining assets	7,259	-
Plus: Impairment of available for sale investments	2,523	-
Headline earnings	**(35,960)**	**236,474**
Headline earnings per share - cents		
Basic	(10.46)*	86.58*
Diluted	(10.46)*	86.10*

* The earnings per share calculations for the years ended 30 June 2009 and 2008 have been adjusted for the 1 for 9 Rights Issue announced to the market on 26 March 2009 in accordance with IAS 33 Earnings Per Share. The effect of this is to dilute the number of shares on issue by a factor of 1.062 for the periods prior to the Rights Issue.

On 6 July 2009, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc. The total cost of the business combination was US$110,608,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. Aquarius also granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners.

10. Dividend Proposed or Declared

No final dividend for the 2009 financial year has been declared. A final dividend of 10 cents per common share was declared for the 2008 financial year. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2008.

Total dividends paid during the 2009 financial year amounted to $26,205,278, comprising a final 2008 dividend paid during October 2008. There was no interim dividend paid during the year.

Total dividends paid during the 2008 financial year amounted to $51,306,853. This consisted of a final 2007 dividend paid during October 2007 of $25,653,426 ($0.10 per share) and an interim dividend paid during March 2008 of $25,653,427 ($0.10 per share).

	2009	**2008**
	$'000	$'000
11. Receivables – Non Current		
Amount due from joint venture participant for share of mine site closure costs	11,362	10,795

Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 22(a). With respect to the opencast section of the Marikana mine that is on AQP(SA) property, RPM have limited their contractual liability to approximately ZAR50 million, being a negotiated liability in terms of an amendment to the second Notarial Pooling and Sharing Agreement

	2009 $'000	2008 $'000
12. Available for Sale Investments – Non Current		
Shares in other corporations	**1,917**	**4,804**

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. Property, Plant and Equipment

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2009				
Beginning carrying value	10,690	203,624	-	214,314
Additions	471	37,641	-	38,112
Disposals	-	-	-	-
Depreciation	(605)	(9,519)	-	(10,124)
Transfers to mining assets	(1,642)	(8,130)	-	(9,772)
Foreign exchange variance	(4)	(2,469)	-	(2,473)
Closing carrying value	**8,910**	**221,147**	**-**	**230,057**
At cost	11,632	294,784	-	306,416
Accumulated depreciation	(2,722)	(73,637)	-	(76,359)
Closing carrying value	**8,910**	**221,147**	**-**	**230,057**

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2008				
Beginning carrying value	18,671	192,850	7,592	219,113
Additions	155	39,057	-	39,212
Acquisitions	-	10,381	-	10,381
Disposals	-	-	-	-
Depreciation	(581)	(23,627)	-	(24,208)
Transfers to mining assets	(7,534)	(3,828)	(7,592)	(18,954)
Foreign exchange variance	(21)	(11,209)	-	(11,230)
Closing carrying value	**10,690**	**203,624**	**-**	**214,314**
At cost	11,483	265,136		276,619
Accumulated depreciation	(793)	(61,512)	-	(62,305)
Closing carrying value	**10,690**	**203,624**	**-**	**214,314**

14. Mining Assets

Comprising deferred exploration and evaluation costs, mineral properties acquired and mine development costs as follows:

	2009 $'000	2008 $'000
Exploration and evaluation costs	1,110	-
Mineral properties acquired	153,014	156,335
Accumulated amortisation and impairment	(64,169)	(54,439)
	88,845	101,896
Development costs	276,549	228,453
Accumulated amortisation and impairment	(96,130)	(56,079)
	180,419	172,374
	270,374	**274,270**

Reconciliation of mining assets:

	2009 $'000	2008 $'000
Opening balance	274,270	289,313
Additions/expenditure incurred during the year	29,276	26,531
Provision for rehabilitation increment/(decrease)	(2,896)	(7,187)
Impairment of mining assets	(10,082)	-
Amortisation charges	(28,356)	(24,778)
Transfers from property, plant & equipment	9,772	18,954
Foreign exchange variance	(1,610)	(28,563)
Closing balance	**270,374**	**274,270**

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2009. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

15. Restricted Cash in Environmental Trusts

	2009 $'000	2008 $'000
Contributions to environmental rehabilitation trusts	12,008	10,359
	12,008	**10,359**

Reconciliation of movement:

	2009 $'000	2008 $'000
Opening balance	10,359	10,071
Contributions	520	645
Interest received	820	891
Foreign exchange variance	309	(1,248)
Closing balance	**12,008**	**10,359**

AQP(SA) has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQP(SA) also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements. The trust balances are represented by restricted cash financial assets that can only be accessed in compliance with meeting the trust objectives.

	2009 $'000	2008 $'000
16. Intangible Asset and Goodwill		
Contract at fair value	70,190	69,463
Less accumulated amortisation	(4,603)	-
	65,587	69,463
Goodwill	8,580	8,492
	74,167	**77,955**
Reconciliation of contract at fair value		
Opening balance	69,463	-
Arising on acquisition of joint venture interest (Note 17)	-	69,463
Amortisation charge	(4,264)	-
Foreign currency adjustment	388	-
Closing balance	**65,587**	**69,463**
		-
Reconciliation of goodwill:		
Opening balance	8,492	-
Arising on acquisition of joint venture interest (Note 17)	-	8,492
Foreign currency adjustment	88	-
Closing balance	**8,580**	**8,492**

The recoverable amount of the Company's interest in the Platinum Mile Resources (Pty) Ltd (Plat Mile) joint venture has been determined based on a value in use calculation using cash flow projections based on financial budgets and long term future estimates approved by senior management, over a twenty year period. A period greater than five years for these cash flows is justified on the basis that the estimated useful life of the contract for the treatment of tailings material is considerably longer than five years.

The primary assumptions underlying the cash flow projections include PGM production of approximately 40,000 ounces per annum based on management estimates, a PGM basket price of approximately $1,349 per ounce based on management estimates and a 9.20% post tax discount rate.

Management's approach to determining the values assigned to each key assumption was as follows:

- PGM production volume per annum – based on management's acquisition model used when determining the offer price. This took into account the anticipated tailings production based on Plat Mile production forecasts combined with the estimated recovery's based on past performance adjusted for expected efficiencies;
- PGM basket price – based on long term price forecasts from a number of brokers adjusted to reflect management's expectations;

- Discount rate applied – based on the weighted average cost of capital which is believed to reflect the risks specific to the asset. This included a number of inputs which were both market based measures as well as management estimates including, the risk free rate for bonds issued, an assessment of the equity market risk premium as well as a risk adjustment ("beta") specific to the asset. In determining the risk adjustment, the average of the betas of comparable projects was used adjusted for management's expectations, and the forward looking equity market risk premium was the average supplied by a number of investment banks; and

As the recoverable amount of the Company's interest in the Plat Mile joint venture is equal to the carrying amount, any negative adjustments to the above primary assumptions will cause the carrying amount of the goodwill allocated to the Plat Mile joint venture to exceed its recoverable amount. A reduction in the PGM basket price of 20% would produce an impairment of $15.30 million.

17. Acquisition of Interest in Jointly Controlled Entity

AQP through its wholly owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Pty) Ltd acquired a 50% interest in the ordinary issued capital of Plat Mile with effect from 1 March 2008.

Following a detailed review during the year of the provisional fair values assigned at 1 March 2008, the final fair values relating to the acquisition of Plat Mile as at the date of acquisition are tabled below.

	Carrying Value of 50% Interest	Provisional Fair Value of 50% Interest at 30 June 2008	Final Fair Value of 50% Interest
Plant and equipment	4,034	10,381	10,381
Intangible asset – contract value	-	-	69,463
Cash and cash equivalents	859	859	859
Trade and other receivables	4,006	4,743	4,743
Interest bearing liabilities	(2,694)	(2,571)	(2,571)
Derivative liability	(1,940)	(1,940)	(1,940)
Deferred tax liability	(669)	(2,481)	(21,930)
Trade and other payables	(3,118)	(3,117)	(3,118)
Net Assets	**478**	**5,874**	**55,887**
Goodwill		58,505	8,492
Total Consideration		**64,379**	**64,379**

Consideration	
Cash consideration	23,758
Shares issued	40,621
Total consideration	**64,379**
Net cash out flow on acquisition:	
Cash consideration	23,758
Cash acquired	(859)
Net cash consideration	**22,899**

Details of material adjustments to the carrying values which have been applied to the comparative period were as follows:

a) Plant and equipment – fair value was determined by a valuation undertaken by management at acquisition.
b) Contract value – this balance represents the fair value allocated to the sale of tailings and concentrate agreement in place for Plat Mile's production. Fair value at acquisition was determined by reference to the value of the net cash flows over the life of the contract;
c) Deferred tax liability – represents the difference between the tax base of assets (other than goodwill) and liabilities and their carrying amounts. The balance on acquisition is primarily represented by the difference between the tax base of the contract value and its fair value at that date; and
d) Goodwill - represents the excess of the cost of the acquisition over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities and includes expected synergies and the skilled workforce (in particular the management team's expertise).

18. Interest in Joint Ventures

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.

- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine, a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project" and a 50% interest in the Plat Mile "tailings reprocessing joint venture".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2009 $'000	2008 $'000
Current assets	203,296	336,624
Non current assets	322,997	254,534
	526,293	591,158
Current liabilities	(45,548)	(51,871)
Non current liabilities	(33,128)	(4,725)
	447,617	534,562
Revenue	262,113	629,512
Cost of sales	(247,283)	(225,202)
Other expenses	(1,432)	(12,659)
Interest received	2,439	5,526
Interest expense	(648)	(340)
Profit before income tax	15,189	396,837
Income tax expense	(8,694)	(3,341)
Net profit before non controlling interests	**6,495**	**393,496**

	2009 $'000	2008 $'000
Capital expenditure (non cancellable)	2,817	39,786

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

19. Cash

	2009 $'000	2008 $'000
Cash at bank	47,334	146,769
Short term deposits	106,266	24,187
	153,600	**170,956**

The interest rate earned from cash at bank and short-term deposits ranged from 1.80% to 10.19% per annum. Short-term deposits have maturity dates of three months or less.

20. Trade and Other Receivables (Current)

	2009 $'000	2008 $'000
Trade receivables (a),(d)	60,042	140,754
Security deposit (b)	14,038	12,159
Other receivables (c)	45,786	34,051
	119,866	**186,964**

(a) Trade receivables have been offset by an amount of:

- $9.281m (2008: $82.820m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. The pre-financing is due to be offset in US dollars against the final invoice amount during July, August and September 2009.
- $38.755m (2008: $84.843m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. The pre-financing is due to be offset in US dollars against the final invoice amount during July, August and September 2009. The group has a legal right of set off and balances are settled net.

Trade receivables are due from major minerals mining and processing companies. None of the amounts are past due or impaired.

(b) The security deposit is held by FirstRand (Ireland) and bears interest at the rate of 3.91%.

(c) Other receivables are non-interest bearing and due within twelve months. Included in other receivables is an amount of $28.620m (2008: $21,177m) due from the Reserve Bank of Zimbabwe. The amount is immediately repayable in USD and bears no interest. The amount owing relates to a former requirement for Mimosa to repatriate a component of US dollar sales into Zimbabwean dollars through the sale of US dollars to Bank of Zimbabwe in exchange for Zimbabwean dollars. The receivable has accrued during the current and previous financial year. The amount owing represents an accumulated balance of US dollar sales for which Zimbabwean dollars were in excess of the Mimosa's operational requirements. Following dollarisation of the Zimbabwean economy in the March quarter 2009 the Reserve Bank of Zimbabwe confirmed it will repay the amount owing in US dollars.

(d) At 30 June 2009, gross sales of $91,106,000 were subject to price adjustments (2008: $286,321,000). See Note 38(b)(ii).

	2009 $'000	2008 $'000
21. Inventories		
Ore stockpiled at cost	3,164	5,514
PGM concentrates at cost	1,330	1,915
Consumables at cost	39,158	28,512
	43,652	**35,941**

22. Payables (Non-Current)

	2009	2008
Amount due to joint venture participant in respect of mine closure costs (a)	1,555	2,219
	1,555	**2,219**

(a) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 11.

23. Interest Bearing Loans and Borrowings (Non-Current)

	2009	2008
Loan – other corporation (a)	1,196	1,264
Other secured loans (b)	271	290
Finance lease liabilities (c)	407	103
Convertible bond (d)	68,160	-
	70,034	**1,657**

(a) Loan – other corporation is payable to Investec Limited by Plat Mile. The loan bears interest at 10.13% and is repayable in quarterly instalments of capital and interest. The loan is secured against the plant and equipment asset of the Plat Mile joint venture.

(b) Other secured loan of ZAR2,079,223 (2008: ZAR 2,306,250) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 12.00% and is repayable in annual instalments of ZAR468,097 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,273,903 within the TKO group and cross guarantees between all the companies in the TKO group.

(c) Finance lease obligations are calculated at an effective interest rate of the South African prime bank lending rate plus 2% with a lease term of 48 months.

(d) On 11 May 2009 the Company issued ZAR 650 million of Convertible Bonds subject to the following summarised key terms:

i) The Principal Amount of the Bonds is ZAR 10,000 each and unless converted, redeemed or cancelled beforehand will be redeemed on 30 April 2012 at that Principal Amount plus accrued interest. The Bonds are listed on the JSE;
ii) The Company has the right to redeem all but not some of the Bonds prior to 10 May 2010 at 115% of the Principal Amount plus any accrued interest;
iii) From 11 May 2010 the Company may redeem, at the Principal Amount plus accrued interest, all but not some of the Bonds if the Company's ZAR volume weighted average share price exceeds 128% of the Conversion Price for more than 20 consecutive days. The Conversion Price is initially set at ZAR 38.13 but may be adjusted for certain events set out below. The Company must provide notice to the Bond holders specifying a redemption date;
iv) The Company may redeem all but not some of the Bonds at any time at the Principal Amount plus accrued interest if more than 85% of the Bonds originally issued have been converted by the holders;
v) The holder has the right to convert the Bonds into Common Shares in the Company from 11 May 2010. The number of Common Shares to be issued is determined by dividing the Principal Amount by the Conversion Price;
vi) Should a change of control event occur, the holder has the right to require the Company to redeem, for cash, the Bond at 115% of the Principal Amount if the change of control occurs prior to 11 May 2010, or for the Principal Amount plus accrued interest if the change of control occurs thereafter;
vii) The Conversion Price for the Bonds shall be adjusted in various specified circumstances which are intended to protect the holder of the Bond from the potential dilutionary effect of other issues of Shares or Securities by the Company. The Conversion Price is also reduced if an offer is made to the Company's shareholders and more than 50% of the issued Shares becomes vested in the offeror;
viii) The Bonds bear interest at the 3-month JIBAR plus 3%;
ix) Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) has guaranteed payment of all the obligations of the Company in respect of the Bonds;
x) Should an Event of Default occur the Bonds become repayable immediately at their Principal Amount plus accrued interest. Events of Default include failure to pay amount due under the bond terms, non-payment of other financial indebtedness above certain thresholds and insolvency or similar events occurring; and
xi) The obligations under the terms of the Bonds are secured by the Company's shareholding in and loans to AQPSA.

For accounting purposes the Bonds have two elements: a debt component included in Note 23 (a host debt contract) and compound embedded derivatives included in Note 24 (primarily comprising the Bond holder's right to convert the Bond into Common Shares based on ZAR conversion price). The debt element is carried at amortised cost whereby the initial carrying value of the debt is accreted to the Principal Amount over the life of the Bond. This accretion is recognised as a borrowing cost. The embedded derivatives are carried at fair value with any movement since the previous balance sheet date recognised in the income statement. As the Bonds are denominated in ZAR and the functional currency of the Company is USD, the debt carrying amount is subject to exchange rate movements that are recognised in the income statement.

The fair value of the embedded derivatives has been independently valued taking into consideration factors such as:

a) Volatility in the Company's share price;
b) Company's current share price;
c) ZAR/USD exchange rate;
d) Company's right to redeem the Bonds in full in the first 12 months at 115% of the Principal Amount;
e) Holder's right to convert after 12 months should the Company notify of intention to redeem; and
f) Expected life.

The key assumptions used in valuing the embedded derivates were a Company share price of ZAR 38.60, base share price at issue date of ZAR 30.51, conversion share price of ZAR 38.13, issuer redemption share price of ZAR 48.8, ZAR/USD exchange rate of 7.88210, dividend yield of 3%, Interest rate of 11.08% and a 3 year term.

	2009	**2008**
	$'000	$'000
24. Derivatives at Fair Value		
Derivative at fair value associated with convertible bond (a)	6,084	-
Forward PGM contract (b)	-	1,039
	6,084	**1,039**
Movement in derivatives:		
Balance at beginning of the year	1,039	-
Settlement	(1,039)	1,039
Fair value of derivative at inception	9,913	-
Movement in fair value	(3,829)	-
Balance at end of year	**6,084**	**1,039**

a) Refer Note 23(d) above for details of derivative liability at fair value.

b) At 30 June 2008 Platinum Mile Resources (Pty) Ltd (Plat Mile) had remaining monthly forward commitments to sell platinum, palladium and gold at fixed prices. During the period July 2008 to December 2008 these contracts were fulfilled and no further contracts have been entered into.

	2009 $'000	2008 $'000
25. Provisions (Non-Current)		
Provision for mine site rehabilitation	62,858	58,509
Employee entitlements	105	109
	62,963	**58,618**
Movement in provision:		
Balance at beginning of the year	58,618	69,026
Additional provision for employee entitlements	15	31
Addition/(reduction) in mine site closure costs provided	(2,896)	(7,187)
Payments for minesite closure	(1,213)	(4,372)
Interest adjustment due to accretion in mine-site rehabilitation liability	6,472	8,632
Net exchange differences	1,967	(7,512)
Balance at end of year	**62,963**	**58,618**

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 12 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

26. Trade and Other Payables (Current)

	2009	2008
Trade payables	30,842	47,301
Other payables	37,780	8,993
	68,622	**56,294**

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

27. Interest Bearing Loans and Borrowings (Current)

	2009 $'000	2008 $'000
Secured loans (a)	5,390	208,066
Lease liabilities – refer Note 23(c)	187	95
Unsecured loans (b)	634	-
	6,211	**208,161**
Total facility available:		
Rand Merchant Bank loan facility	-	301,337
Unused facility available:		
Rand Merchant Bank loan facility	-	-

a) Secured loans comprise:

i. A loan of $5m payable to Nedbank London. The facility is a 12 month, 90 day revolving facility with an interest rate of LIBOR plus 3%; and

ii. A $0.390 million loan payable to African Banking Corporation. The facility is a 12 month, 90 day revolving facility with an interest rate of LIBOR plus 10%.

At 30 June 2009 the LIBOR was 0.3162%. The loans are secured by a charge against Mimosa's PGM concentrate inventory and PGM debtors.

b) Unsecured loans comprise an amount payable for ZAR 5m at the South African Prime Bank Lending Rate plus 3%. At 30 June 2009 the South African Prime Bank Lending Rate was 11.0%

28. Provisions (Current)

	2009	2008
Provision for employee entitlements	**596**	**474**
Movement in provision:		
Balance at beginning of the year	474	576
(Utilisation)/additional provision	118	(49)
Net exchange differences	4	(53)
Balance at end of year	**596**	**474**

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2009 $'000	2008 $'000
29. Issued Capital		
a) Authorised capital		
530,000,000 (2008: 530,000,000) common shares with a par value of $0.15 each	79,500	79,500
5 (2008: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2008: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	**87,012**
b) Issued capital		
415,014,680 (2008: 262,052,778) common shares of $0.05 each fully paid	**20,751**	**13,103**
Movement in issued capital:		
Balance at beginning of year (262,052,778 shares)	13,103	12,823
Issued on exercise of share options 97,309 (2008: 1,198,519 shares)	5	60
Share placement - 46,330,000 (2008: 23,144,000) shares	2,316	1,157
Selective share buy back (2008: 21,425,898) shares	-	(1,071)
Acquisition of interest in joint venture (2008: 2,680,854 shares)	-	134
Rights issue – 41,491,737 shares	2,075	-
Acquisition of interest in AQPSA – 65,042,856 shares	3,252	-
Balance at end of year (415,014,680 shares)	**20,751**	**13,103**

Terms and Conditions of Issued Capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

On 23 November 2007, shareholders approved a split of the Company's issued shares on a three for one basis.

Options

For information regarding the Company's Option Plans, refer Note 36.

Black Economic Empowerment (BEE) Transaction

South Africa

The BEE transaction announced to shareholders on 26 July 2004 and approved by shareholders in Special General Meeting on 11 October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29 October 2004.

The transaction has two key components, both of which are complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQP(SA) as follows:

- Savcon were issued with 400 shares in AQP(SA) for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans were as follows:

  I. a loan of ZAR498,385,104 that was unsecured, subordinated to AQP(SA)'s third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

  II. a loan of ZAR100,000,000 that was unsecured, subordinated to AQP(SA)'s third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQP(SA) shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQP(SA) from Aquarius to increase their shareholding to 20% in AQP(SA) following the dilution resulting from the issue of the new shares in AQP(SA) to the BEE consortium. Aquarius agreed to sell 30 AQP(SA) shares to Impala for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

On 26 April 2007 the Company announced the acquisition of a 3.5% equity interest in AQP(SA) from Savcon for cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest in AQP(SA) from 50.5% to 54%. The difference between the consideration paid of $33.148m and the carrying value of the non controlling interest acquired was treated as an equity transaction. Refer Note 31(d).

On 16 April 2008 the Company announced the buy back by AQP(SA) of the 20% interest in AQP(SA) held by Implats' for consideration of $504.9 million and the buy back by AQP of Implats' 8.4% interest in AQP for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQP(SA) from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the non controlling interest acquired in AQP(SA) was treated as an equity transaction. Refer Note 31(d).

The second step occurred on 27 October 2008 where the Company announced that it had completed the final phase of the BEE transaction whereby Savcon exchanged its 32.5% holding in AQPSA for 65,042,856 new shares in AQP. As a result of the transaction Aquarius increased its ownership interest in AQP(SA) from 67.5% to 100%. The difference between the share consideration of $105.096 million and the carrying value of the non controlling interest acquired in AQP(SA) has been treated as an equity transaction. Refer Note 31(d).

	2009 $'000	2008 $'000
30. Shares reserved for employee share plan		
557,294 (2008: 65,000) common shares (refer Note 36)	**(2,802)**	**(1,012)**
Movement shares reserved for employee share plan:		
Balance at beginning of year (65,000 shares)	(1,012)	-
Purchased by the Trustee - 492,294 shares (2008: 65,000 shares)	(1,790)	(1,012)
Balance at end of year (557,294 shares)	**(2,802)**	**(1,012)**

31. Reserves

	2009 $'000	2008 $'000
Share premium reserve (a)	826,779	550,860
Foreign exchange reserve (b)	(20,782)	(22,679)
Equity benefits reserve (c)	466	409
Equity reserve (d)	(361,826)	(249,298)
Available for sale investments reserve (e)	-	-
	444,637	**279,292**

Movement in reserves:

a) Share premium reserve

	2009 $'000	2008 $'000
Balance at beginning of year	550,860	149,423
Premium on shares issued on exercise of share options	133	2,046
Share placement – 46,330,000 shares at £1.80 per share (2008: 23,144,000 shares at £8.00 per share)	116,199	366,939
Fundraising costs	(13,660)	(8,035)
Acquisition of interest in joint venture – 2,680,854 shares at $15.15 per share.	-	40,487
Rights issue – 41,491,737 shares at £1.15 per share	71,403	-
Acquisition of interest in AQPSA – 65,042,856 shares at $1.57 per share	101,844	-
Balance at end of year	**826,779**	**550,860**

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) Foreign currency translation reserve

	2009 $'000	2008 $'000
Balance at beginning of year	(22,679)	(988)
Gain/(loss) on translation of foreign subsidiaries	1,897	(21,691)
Balance at end of year	**(20,782)**	**(22,679)**

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

	2009 $'000	2008 $'000
c) Equity benefits reserve		
Balance at beginning of year	**409**	**351**
Value of equity benefits granted to employees	**57**	**58**
Balance at end of year	**466**	**409**

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

d) Equity reserve

	2009 $'000	2008 $'000
Balance at beginning of year	(249,298)	(22,584)
Adjustment on acquisition of additional 32.5% (2008: 13.5%) equity interest in AQP(SA)	(112,528)	(226,714)
Balance at end of year	**(361,826)**	**(249,298)**

The equity reserve is used to record gains and losses associated with equity transactions with minority shareholders where the Group maintains control of the subsidiary.

e) Available for sale investments reserve

	2009 $'000	2008 $'000
Balance at beginning of year	-	-
Movement in fair value of available for sale investments	(2,968)	-
Impairment recognised	2,968	-
Balance at end of year	-	-

The available for sale investments reserve is used to record movements in the fair value of available for sale investments.

32. Retained Earnings

	2009 $'000	2008 $'000
Balance at beginning of the year	217,531	317,113
Final dividend paid	(26,205)	(25,653)
Interim dividend paid	-	(25,653)
Excess over par value of share buyback	-	(284,750)
Net profit/(loss) for the year	(45,742)	236,474
Balance at end of year	**145,584**	**217,531**

Repatriation of funds from South Africa and Zimbabwe are subject to regulatory approval in the respective countries.

	2009 $'000	2008 $'000
33. Non controlling Interest		
Reconciliation of non controlling interests in subsidiaries:		
Balance at beginning of the year	35,600	176,407
Share in post acquisition equity movements of AQP(SA)	(43,030)	80,112
Adjustment to non controlling interest following share buy back	-	(220,919)
Acquisition of remaining non controlling interest	7,430	-
Balance at end of year	-	**35,600**
Non controlling interest comprises:		
Issued capital	-	-
Reserves	-	(18,977)
Retained earnings	-	54,577
	-	**35,600**

Non controlling interest relates to a nil (2008: 32.5%) interest in AQP(SA) and its subsidiaries.

34. Contingent Liabilities

The mining contract dispute between the company and Moolman Mining South Africa ("MMSA") that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQPSA resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of R472 million, including an amount in respect of the "rise and fall" after AQPSA issued summons against MMSA for R964 million for damages emanating from misrepresentation.

The company has served a plea to MMSA's counterclaim. AQPSA does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the company that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

During May 2009 a consent order was obtained in the High Court to the effect that all the disputes in the matter would be referred to trial in the High Court and this trial has been set down for hearing from 23 August 2010 to 17 September 2010.

	2009	2008
	$'000	$'000
35. Expenditure Commitments		
a) Operating lease (non cancellable)		
Not later than 1 year	183	68
Later than 1 year but not later than 5 years	366	188
	549	**256**
b) Finance Lease commitments		
Not later than 1 year	224	114
Later than 1 year but not later than 5 years	453	113
Total minimum, lease payments	677	227
less future finance charges	(83)	(29)
Present value of minimum lease payments	**594**	**198**
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 27)	187	95
Non-current interest bearing liability (Note 23)	407	103
	594	**198**
c) Capital expenditure (non cancellable)	4,003	40,140

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

36. Share Based Payment Plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for Chief Executive Officer and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

Options	Balance at beginning of year	Granted	Forfeited/ Cancelled	Exercised	Balance at end of year
	Number of Options				
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013 (a) (i)	280,002	-	-	-	280,002
Exercise price of £0.85, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	616,128	-	-	48,157 (iv)	567,971
Exercise price of £0.85, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	209,865	-	-	-	209,865
Exercise price of £0.97, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	334,202	-	17,747	49,152 (v)	267,303
Exercise price of £2.34, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (vi)	240,108	-	-	-	240,108
Total	1,680,305	-	17,747	97,309	1,565,249
Options Exercisable	306,704				1,405,177

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:

a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms

d) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

e) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

f) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:

a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;

b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and

c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £2.86

(v) The weighted average share price at the date of exercise for the options exercised is £2.58

(vi) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £7.01, dividend yield – 0.91%, expected volatility of share price - 42%, risk free rate - 4.65% and the time to maturity of the option - 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 2.5 years (2008: 3.5 years).

Share Plans

The Company has adopted in 2008 a Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the year 492,294 (2008: 65,000) shares were purchased by the Trustee at average price of $3.64 (2008: $15.57) per shares. The shares remain unallocated at the end of the year.

Pensions and Other Post Employment Benefit Plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2009	**2008**
	$'000	$'000
37. Related Party Disclosures		
Compensation of Directors and key management personnel of the group:		
Compensation of Directors:		
Short term benefits	1,636	2,238
Post employment pension benefits	46	43
	1,682	**2,281**
Compensation of key management personnel:		
Short term benefits	1,270	1,288
Post employment pension benefits	186	267
Share based payments	56	57
	1,512	**1,612**
Total remuneration of Directors and key management personnel of the Company in respect of the financial year	**3,194**	**3,893**

Mr S.A. Murray, Chief Executive Office, is entitled to:

- 209,865 options exercisable at £0.85 per share expiring 11 October 2011. These were valued at £0.39 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 2.3 years. During the year no options were exercised (2008: 209,865), no consideration was received by the Group (2008: £177,685).

The key management personnel are entitled to:

- 236,284 options exercisable at £0.85 per share up to 11 June 2011. These were valued at £0.39 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 2.0 years.

- 101,009 options exercisable at £0.97 per share up to 20 October 2011. These were valued at £0.48 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.83, dividend yield – 1.1%, expected volatility of share price - 61%, risk free rate - 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 2.3 years.

- 240,108 options exercisable at £2.34 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £0.85 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.33, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.9 years.

Related Parties

a) Controlled Entities

Details of controlled entities are as follows:

Name	Country of incorporation	% Equity Interest 2009	% Equity Interest 2008
Aquarius Platinum (Australia) Limited	Australia	100%	100%
Aquarius Platinum Corporate Services Pty Ltd	Australia	100%	100%
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	100%	67.5%
Kroondal Platinum Mines Limited	South Africa	100%	100%
Malfeb (Pty) Ltd	South Africa	100%	100%
Magaliesburg Properties (Pty) Limited	South Africa	100%	67.5%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
TKO Investment Holdings Ltd	South Africa	100%	67.5%
TKO Farming Enterprises (Pty) Limited	South Africa	100%	67.5%
TKO Properties (Pty) Limited	South Africa	100%	67.5%
Natal Kiwi Orchards (Pty) Limited	South Africa	100%	67.5%
SA Kiwifruit Industries (Pty) Limited	South Africa	100%	67.5%
Aquarius Platinum (SA) (Pty) Ltd Rehabilitation Trust	South Africa	100%	67.5%

Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) has guaranteed payment of all the obligations of the Company in respect of the Convertible Bonds. The obligations under the terms of the Bonds are secured by the Company's shareholding in and loans to AQPSA. Refer Note 23(d)

b) Jointly Controlled Entities

Details of jointly controlled entities are as follows:

Name	Country of Incorporation	% Equity Interest 2009	% Equity Interest 2008
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Platinum Mile Resources (Pty) Ltd	South Africa	50%	50%

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

38. Financial Instruments

a) **Financial risk management objectives & policies**

The Group's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments
- maintain the capacity to fund corporate growth activities
- pay a reasonable dividend

The Group monitors its forecast financial position on a regular basis. The Group has a Treasury Committee that meets quarterly and considers cash flow projections for the following 12 months in detail, taking into consideration the impact of market conditions including metal prices and foreign exchange rates. The Committee also receives reports from independent exchange consultants and receives presentations from advisors on current and forecast economic conditions.

Credit risk, liquidity and market risk (including foreign exchange, commodity price, interest rate risk and price risk) arise in the normal course of the Group's business. The Group's principal financial instruments comprise interest bearing debt, cash and short-term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group's forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board. The Group's objectives, policies and processes for managing risks arising from financial instruments has not changed from the previous financial year.

b) **Market Risk**

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the group. The Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand and Australian dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements

At balance date the financial instruments exposed to movements in the South African Rand / USD are as follows:

	2009	**2008**
	$'000	$'000
Financial Assets		
Cash and cash equivalents	34,411	1,168
Trade and other receivables	80,115	240,257
	114,526	**241,425**
Financial Liabilities		
Interest bearing loans (a)	299,230	316,742
Derivatives	6,084	-
	305,314	**316,742**

(a) This amount includes inter-company payables which are denominated in USD which are eliminated on consolidation.

	2009	2008
	$'000	$'000
The financial instruments exposed to movements in the Australian / USD are as follows:		
Financial Assets		
Cash and cash equivalents	27,491	20,089
	27,491	**20,089**
The financial instruments exposed to movements in the Great British Pounds / USD are as follows:		
Financial Assets		
Cash and cash equivalents	29,358	321
	29,358	**321**
The financial instruments exposed to movements in the Zimbabwe / USD are as follows:		
Financial Assets		
Cash and cash equivalents	-	1,562
Receivables	-	130
		1,692
Financial Liabilities		
Payables	-	432
	-	**432**

The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African Rand, Great British Pound and Australian dollar to the US dollar, with all other variables held constant. The South African Rand, Great British Pound and Australian dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding 5 year period.

	Impact on Profit/Equity Pre tax gain/(loss)	
Judgements of reasonable possible movements	**2009** $'000	**2008** $'000
ZAR/USD +14.2% (2008: 7.6%)	(15,725)	(5,582)
ZAR/USD –4.8% (2008: -5.1%)	3,357	4,236
AUD/USD +10% (2008: +10%)	(2,499)	(1,826)
AUD/USD –10% (2008: -10%)	3,055	2,232
GBP/USD +10% (2008: +10%)	(2,669)	(29)
GBP/USD –10% (2008: -10%)	3,262	36

(ii) *Commodity price risk*

The Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals (PGM's). The Group regularly measures exposure to commodity price risk by stress testing the Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Group has a 50% interest) had a forward commitment which expired in December 2008 for the delivery of a fixed amount PGM's at fixed prices as described in Note 29.

The financial instruments exposed to movements in metal prices are as follows:

	2009	**2008**
	$'000	$'000
Financial Assets		
Receivables (gross notional amount)	91,106	286,321
	91,106	**286,321**

The following table summarises the sensitivity of financial instruments held at balance date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

	Impact on Profit/Equity Pre tax gain/(loss)	
	2009	**2008**
Judgements of reasonable possible movements	$'000	$'000
20% (2008: 10%) increase in PGM price	17,701	27,772
5% (2008: 35%) decrease on PGM price	(4,455)	(97,066)

(iii) *Interest rate risk*

Interest rate risk is the risk that the Group's financial position will be adversely affected by movements in interest rates.

The Group's main interest rate risk arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Groups' funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2009	2008
	$'000	$'000
Financial Assets:		
Cash and cash equivalents	153,600	170,956
Receivables	-	12,159
	153,600	**183,115**
Financial Liabilities		
Interest bearing liabilities exposed to LIBOR*	53,425	187,664
Interest bearing liabilities and derivatives exposed to JIBAR	90,009	197,086
	143,434	**384,750**

Cash and cash equivalents are exposed to movements in USD and ZAR cash deposit rates.

* Interest bearing liabilities includes $48.036 million (2008 167.663 million) related to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the balance sheet. Refer also Note 20.

The following table summarises the sensitivity of the financial instruments held at balance sheet date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding 5-year period.

	Impact on Profit/Equity Pre tax gain/(loss)	
Judgements of reasonable possible movements	**2009** $'000	**2008** $'000
Cash		
- increase +50bps (2008: 100bps)	962	1,711
- decrease –50bps (2008: -100bps)	(962)	(1,835)
Receivables		
- increase +100bps (2008: 100bps)	-	121
- decrease -100bps (2008: -100bps)	-	(121)
Interest bearing liabilities		
Sensitive to LIBOR		
- increase +70bps (2008: 50bps)	(374)	(469)
- decrease 0bps (2008: -50bps)	-	523
Sensitive to JIBAR		
- increase +70bps (2008: 25bps)	(587)	(985)
- decrease –0bps (2008: -250bps)	-	1,109

(iv) *Price risk*

Price risk is the risk that the Group's financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2009	**2008**
	$'000	$'000
Financial Assets:		
Other financial assets	1,917	4,804

The following table summarises the sensitivity of financial instruments held at balance date to movements in the market price of available-for-sale financial instruments, with all other variables held constant the 20% sensitivity is based on reasonable possible changes, over a financial year, using the observed range of actual historical prices for 2009 and 2008

	Impact on Profit/Equity Pre tax gain/(loss)	
Judgements of reasonable possible movements	**2009**	**2008**
	$'000	$'000
Market price + 20% - impact on equity (2008 + 10%)	383	480
Market price - 20% - impact on profit (2008 - 10%)	(383)	(480)

Derivative financial instruments at fair value are exposed to changes in variables as set out in Note 23 (d).

	2009	**2008**
	$'000	$'000
Derivatives	6,084	-

The fair value is sensitive to changes in the Company's share price. The following summarises the sensitivity of derivative financial instruments held at balance date to movements in the Company's share price, with all other variables held constant, using the observed change in historical share prices for 2009:

	Pre tax gain/(loss) Impact on Profit/Equity	
Judgements of reasonable possible movements	**2009**	**2008**
	$'000	$'000
Share price + 50%	(5,756)	-
Share price - 30%	4,643	-

c) **Liquidity Risk**

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Committiee continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 23 and 27 detail the repayment obligations in respect of the amount of the facilities.

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables Ageing Analysis (US'000)				
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2009					
Trade payables	30,842	30,842	-	-	-
Other payables	37,780	37,780	-	-	-
Loans and borrowings*	156,907	61,062	762	95,013	70
Total Payables	**225,529**	**129,684**	**762**	**95,013**	**70**
2008					
Trade payables	47,301	47,301	-	-	-
Other payables	8,993	8,993	-	-	-
Loans and borrowings*	236,310	659	235,218	243	190
Total Payables	**292,604**	**56,953**	**235,218**	**243**	**190**

* This includes pre-shipment finance of $48.036 million at 30 June 2009 (2008: $167.663 million).

d) **Credit Risk**

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. Receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group's credit risk is limited to the carrying value of its financial assets.

At balance date there is a significant concentration of credit risk represented in the cash and trade receivables balance. With respect to trade receivables, this is due to the fact that the majority of sales are made to two specific customers as per contractually agreed terms. The two customers, being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited, have complied with all contractual sales terms and have not at any stage defaulted on amounts due. The Group manages its credit risk on trade debtors, cash and financial instruments by predominantly dealing counterparties with a credit rating equal to or better than the Group.

The maximum exposure to credit risk at the reporting date was as follows:

	2009	**2008**
	$'000	$'000
Current		
Cash and cash equivalents	153,600	170,956
Trade receivables	60,042	140,754
Other receivables	45,786	34,051
Security deposit	14,038	12,159
	273,466	**357,920**

The ageing of receivables at the reporting date was as follows:

	Receivables Ageing Analysis $'000				
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2009					
Trade receivables	60,042	60,042	-	-	-
Other receivables	45,786	17,166	28,620	-	-
Security deposit	14,038	14,038	-	-	-
Total receivables	**119,866**	**91,246**	**28,620**	**-**	**-**
2008					
Trade receivables	140,754	140,754	-	-	-
Other receivables	34,051	34,051	-	-	-
Security deposit	12,159	-	12,159	-	-
Total receivables	**186,964**	**174,805**	**12,159**	**-**	**-**

e) **Capital Management**

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group's financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliances with various contractual financial covenants. The group defines capital as total shareholders equity.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group's operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2009 the Group's gearing ratio is 13% (2008: 38%)

During the year the company paid dividends of $26.205m (2008: $51.307m). The Board maintains a policy of balancing returns to shareholders with the need to fund growth.

f) **Fair Value of Financial Assets and Liabilities**

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arms length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the balance sheet date. The quoted market price used for available for sale securities held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market such as unlisted securities and convertible bonds are determined using valuation techniques. Such techniques include using recent arm's length market transactions and option pricing models. All financial assets and liabilities recorded in the financial statements approximate their respective net fair values.

39. Events After Balance Sheet Date

On 6 July 2009, pursuant to a Scheme of Arrangement, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine is currently entering production and will further diversify Aquarius' portfolio, increase its resources base, add new production ounces and longevity to its production profile and add significant optionality with the new Sheba's Ridge project.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge project which is in the start up phase and which shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

The total cost of the business combination was US$113,108,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. The ordinary shares have a total fair value of GBP 65,885,443 or USD 107,575,775. Aquarius granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners. The replacement options have a total fair value of GBP 1,857,565 or USD 3,032,976.

The consolidated net assets of Ridge at 31 December 2008 was USD108,599,000 based on its 31 December 2008 Full Year Results. The Ridge Financial Statements for the period ended 30 June 2009 are in the process of being finalised and the Group is currently undertaking an assessment of the fair values of the assets, liabilities and contingent liabilities of Ridge. Accordingly it is impracticable to provide further information.

40. Auditor's Remuneration

	2009 $'000	2008 $'000
Amounts received or due and receivable by Ernst & Young for:		
- an audit or review of the financial report of the company and any other entity in the consolidated group	414	338
- other services in relation to the company and any other entity in the consolidated group	684	193
	1,098	**531**

Aquarius Platinum Limited
Directors' Declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:
In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   I. give a true and fair view of the financial position as at 30 June 2009 and the performance for the year ended on that date of the consolidated entity; and

   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Stuart Murray
Director

30 September 2009

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

File # 82-5097

Independent auditor's report to the members of Aquarius Platinum Limited

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled ("the Group"), which comprises the consolidated balance sheet as at 30 June 2009, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of this financial report in accordance with International Financial Reporting Standards. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

ERNST & YOUNG

Auditor's Opinion

In our opinion, the consolidated financial report presents fairly, in all material respects, the financial position of the Group as of 30 June 2009, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young



Peter McIver
Partner
Perth
30 September 2009

PM:MB:AQP:020

The following information was reflected in the Company's registers and other records as at 1 September 2009.

Distribution of Shareholders

	Ordinary Shares Number of Holders
1 - 1,000	3,212
1,001 - 5,000	2,198
5,001 - 10,000	382
10,001 - 100,000	425
100,001 - and over	287
TOTAL	**6,504**

There were 170 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Savannah Consortium	68,658,728	15.20
HSBC Custody Nominees (Australia) Limited	31,653,830	7.01
Chase Nominees Limited	23,615,665	5.23

Voting Rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares

	Shareholder	**No. of shares**	**%**
1	Savannah Consortium	68,658,728	15.20
2	HSBC Custody Nominees (Australia) Limited	31,653,830	7.10
3	Chase Nominees Limited	23,615,665	5.23
4	Nutraco Nominees Limited	21,592,608	4.78
5	JP Morgan Nominees Australia Limited	19,410,224	4.30
6	National Nominees Limited	14,607,687	3.23
7	HSBC Global Custody Nominee (UK) Limited (357206)	12,327,840	2.73
8	Chase Nominees Limited (CMBL)	8,678,900	1.92
9	Chase Nominees (LEND)	7,179,540	1.59
10	ANZ Nominees Limited (Cash Invome A/C)	6,456,590	1.43
11	PLC Nominees (Proprietary) Limited	6,206,802	1.37
12	Lynchwood Nominees Limited (20066420)	5,360,920	1.19
13	State Street Nominees Limited (0M02)	5,140,576	1.14
14	The Bank of New York (Nominees) Limited (BIL)	5,11,904	1.13
15	The Bank of New York (Nominees) Limited	4,967,711	1.10
16	Vidacos Nominees Limited (5437)	4,942,472	1.09
17	Roy Nominees Limited (880255)	4,504,000	1.00
18	Securities Services Nominees Limited (2060000)	4,495,182	1.00
19	BBHISL Nominees Limited (122512)	4,192,252	0.93
20	State Street Nominees Limited (OM04)	3,916,810	0.87
	Top 20 Shareholders	**263,020,241**	**58.23**
	Other Shareholders	**188,682,171**	**41.77**
	Total	**451,702,412**	**100.00**

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2009 were authorised for issue in accordance with a resolution of the directors on 30 September 2009. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

GLOSSARY OF TERMS

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
AUD	Australian Dollar
GBP	Great British Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
JSE	JSE Securities Exchange South Africa
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
MIL	Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)
Mimosa	Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
P&SA1	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Marikana
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)
USD	United States Dollar
ZAR	South African Rand
ZWD	Zimbabwe Dollar


AQUARIUS
PLATINUM LIMITED

www.aquariusplatinum.com

AQUARIUS PLATINUM LIMITED
ANNUAL REPORT 2009


AQUARIUS
PLATINUM LIMITED



ANNUAL REPORT 2009

Report profile

Aquarius Platinum Limited's 2009 Annual Report covers the period from 1 July 2008 to 30 June 2009. The report reviews the operational and financial performances of the Group over this period, and has been compiled in line with the regulations of the Australian Securities Exchange (ASX), which hosts Aquarius' primary exchange listing. In this report, platinum group metal (PGM) production, reported in ounces (oz), refers to the three platinum group elements (PGE), platinum (Pt), palladium (Pd) and rhodium (Rh), and the fourth element, gold (Au). These four elements are referred to as the 4E. The platinum industry also refers to these four elements as 3E+Au. Financial information is reported in US dollars and, where applicable to South African subsidiaries in the operational review, in South African rands. Historical information is provided for the financial years 2007 to 2009.

Included in this report is the group Mineral Resource and Reserve statement in which Aquarius' Mineral Resources, Mineral Reserves and exploration results for its operations in South Africa and Zimbabwe are reported in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC 2007) and its equivalent, the Australian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004). This statement has been signed off by the relevant Competent Persons as defined by these codes.

The annual financial statements presented in this report were prepared in accordance with the 'International Financial Reporting Standards and are audited in accordance with International Standards on Auditing. A separate, more detailed report on Aquarius' corporate citizenship activities, compiled in line with the G3 reporting guidelines of the Global Reporting Initiative (GRI), will be available on the corporate website in November 2009, www.aquariusplatinum.com.

AQUARIUS PLATINUM LIMITED



Production by metal – FY2009



Platinum	58%
Palladium	31%
Rhodium	9%
Gold	2%

Contribution to production by operation – FY2009



Kroondal	46%
Marikana	17%
Everest	14%
Mimosa	20%
CTRP/Platinum Mile	3%

Corporate directory

Exempt Company Number
EC 26290
Incorporated in Bermuda

Registered Office
Clarendon House
2 Church Street
Hamilton
Bermuda

Board of Directors
Nicholas Sibley
Stuart Murray
Sir William Purves
David Dix
Edward Haslam
Tim Freshwater
Kofi Morna
Zwelakhe Mankazana

Company Secretary
Willi Boehm

Stock Exchange Listings
Aquarius Platinum Limited is listed on the Australian Securities Exchange (AQP.AX), the London Stock Exchange (AQP.L) and the JSE Limited (AQP.ZA), and has a sponsored Level 1 ADR program in the United States.

Share Registers

Australia	United Kingdom	South Africa
Computershare Investor Services Pty Limited	Computershare Investor Services Plc	Computershare Investor Services 2004 (Pty) Limited
Level 2, Reserve Bank Building 45 St Georges Terrace Perth, Western Australia 6000	The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH	8th Floor 70 Marshall Street Johannesburg, 2001 South Africa
Telephone: +61 8 9323 2000 Facsimile: +61 8 9323 2033	Telephone: +44 870 702 0002 Facsimile: +44 870 703 6119	Telephone: +27 11 370 5000 Facsimile: +27 11 688 7707

Internet Address
www.aquariusplatinum.com
info@aquariusplatinum.com

2952_09 Russell and Associates



Highlights 2009

- Group attributable PGM production on track at 455,675 ounces, despite suspension of operations at Everest
- Successful restructuring of capital base with overwhelming shareholder support
- Positive cash balance of $154 million at year-end
- Reduction in group debt
- Completion of capital raising by way of equity placement, rights issue and convertible note issue
- Acquisition of Ridge Mining concluded post year-end
- Exploration portfolio in South Africa expanded

Corporate profile

Aquarius' listings around the globe



LSE: AQP.L
NYSE: ADR
Aquarius Platinum Ltd
(Registered Office)
JSE: AQP
Aquarius Platinum
(South Africa)
(Pty) Ltd
ASX: AQP.AX
Aquarius
Platinum
Corporate
Services (Pty) Ltd
Listing location
Operations

Where we operate

Aquarius Platinum Limited (Aquarius) is a focused platinum group metals (PGMs) producer, with operations on both the eastern and western limbs of South Africa's renowned PGM-bearing intrusion, the Bushveld Complex, and on the Great Dyke in Zimbabwe. Aquarius' attributable PGM (4E) production in the 2009 financial year was 455,675 ounces.

In South Africa, Aquarius' primary assets, which are operated through Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA), are the Kroondal, Marikana and Everest mines. Through Aquarius' wholly-owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited (ASACS), the Group also holds a 50% interest in the Chromite Tailings Retreatment Plant (CTRP), and in Platinum Mile Resources (Pty) Limited, both of which recover PGMs from the tailings streams of various platinum and chrome mining operations on the western limb of the Bushveld Complex.

Location of Aquarius' operations in southern Africa


ZIMBABWE
Mimosa
SOUTH AFRICA
Everest
Marikana
Kroondal
CTRP
Platinum Mile



In Zimbabwe, Aquarius' interest in Mimosa, one of the lowest cost producers in the PGM industry, is held through a 50% stake in Mimosa Investments Limited.

Furthermore, Aquarius has an active exploration programme in and around existing operations, with a focus on the eastern Bushveld Complex in particular.

Aquarius' shares are quoted on the Australian Securities Exchange (ASX), the main board of the London Stock Exchange (LSE) and the JSE Limited (JSE). The Company also has a sponsored Level 1 ADR program in the United States.

Operations at a glance

Kroondal

Kroondal has partnered with Anglo Platinum in a pool and share agreement (P&SA1) since 2003. The Kroondal mine, which exploits the UG2 Reef, comprises four operating decline sections, the Central, East, No 3 and K5 shafts, which access the Kroondal and Townlands blocks. Kroondal also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tonnes per month. Kroondal has an offtake agreement for the processing and refining of its concentrate with Anglo Platinum.

Marikana

The Marikana mine has both underground (1 and 4 shafts) and open-pit operations. Marikana's concentrator plant has a monthly processing capacity of 220,000 tonnes. During 2007, Aquarius concluded a second pool and share agreement with Anglo Platinum (P&SA2) at Marikana. Concentrate produced from mineral reserves contributed by Marikana is smelted, refined and marketed by Impala Refining Services (IRS). Concentrate produced from mineral reserves contributed by Anglo Platinum to the P&SA2 is smelted, refined and marketed by Anglo Platinum.

Everest*

The Everest mine, the youngest mine in the Aquarius' portfolio, was completed in December 2005. Operations here were suspended in December 2008. The mine has both underground and open pit potential. A concentrator plant with a monthly capacity of 230,000 tonnes processes the material mined. When in operation concentrate from Everest is smelted, refined and marketed by IRS.

Mimosa

The Mimosa mine, comprises a shallow underground mine, accessed via a decline shaft, and a surface concentrator plant. The mine is overseen by joint venture partners Aquarius and Impala Platinum Holdings Limited (Implats). Mimosa has an offtake agreement with Centametal AG of Switzerland. In terms of this contract, concentrate produced by Mimosa is delivered to IRS in South Africa for processing and refining.

Chromite Tailings Retreatment Plant

The Chromite Tailings Retreatment Plant (CTRP) is located adjacent to the Kroondal mine and retreats old dumps and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, the plant has a beneficial impact as it cleans up old dumps on the Kroondal property, which are remnants of earlier chromite activities in the area. The CTRP is jointly owned by Aquarius (50%), which also manages the plant, GB Mining (25%), and Sylvania South Africa (25%).

Platinum Mile

In 2008, Aquarius acquired a 50% interest in Platinum Mile Resources (Pty) Ltd which operates a tailings retreatment facility located on Anglo Platinum's RPM's lease area, adjacent to the Kroondal mine and processes certain tailings from RPM. The concentrate produced by Platinum Mile is sold to RPM with which it has a profit share arrangement. Platinum Mile currently produces approximately 20,000 ounces of PGM in concentrate. The remaining 50% is held by Mvelaphanda Holdings (Pty) Limited.

Total attributable PGM production	**211,039oz**
Attributable contribution to group revenue	**$146 million**
Total attributable mineral resource (4E)	**4.46Moz**

Cash costs	**R5,174/PGM ounce** **$573/PGM ounce**
Capital expenditure (100%)	**$31 million**

Total attributable PGM production	78,969oz
Attributable contribution to group revenue	$54 million
Total attributable mineral resource (4E)	3.23Moz

Cash costs	R6,677/PGM ounce $739/PGM ounce
Capital expenditure (100%)	$10 million

Total attributable PGM production	**64,068oz**
Attributable contribution to group revenue	**$33 million**
Total attributable mineral resource (4E)	**4.15Moz**

Cash costs	**R6,686/PGM ounce** **$761/PGM ounce**
Capital expenditure (100%)	**$7 million**

* *Production and financial data apply only to the first half of the year as operations were suspended here in December 2008*

Total attributable PGM production	90,011oz
Attributable contribution to group revenue	$61 million
Total attributable mineral resource (4E)	8.19Moz

Cash costs	R4,565/PGM ounce $501/PGM ounce
Capital expenditure (100%)	$48 million

Total attributable PGM production	**3,412oz**
Attributable contribution to group revenue	**$3 million**

Cash costs	**R3,003/PGM ounce** **$332/PGM ounce**
Capital expenditure (100%)	**–**

Total attributable PGM production	8,176oz
Attributable contribution to group revenue	$7 million

Cash costs	R3,586/PGM ounce $398/PGM ounce
Capital expenditure (100%)	$6 million

Chairman's letter

Dear shareholder

Your Company's results for FY2009 as a whole obscure an enormously encouraging, hard-won recovery that took place in the second half of the year. The negative impact of adverse circumstances initially felt during the first half of FY2009 – not least the substantial weakening in PGM prices – continued throughout much of the year. Remedial measures – aided by a degree of market recovery – started to have a perceptible, positive effect in the second half. This, together with steps taken to restore balance-sheet health and resume growth in production puts your Company in a good position to benefit from any further improvement in the global economy. Equally, your Company is now in a much improved position to weather the storms which will accompany any disappointment in expectations of recovery.

The full onset of the global economic crisis in the second half of calendar year 2008 and the consequent credit squeeze hit consumer markets hard – the automotive, jewellery and electronics sectors particularly. Platinum plunged from US$2,064 per ounce in June 2008 to a low of US$778 in October 2008 before recovering to close the financial year at US$1,183 per ounce. Other PGM metals suffered similar corrections with rhodium, for example, decreasing from US$9,725 per ounce in June 2008 to US$1,000 per ounce in December 2008 to close the financial year at US$1,450 per ounce.

The full upside of the price recovery for us was contained by a strengthening of the South African rand which appreciated 16.7% against the US dollar from US$1:ZAR9.46 at 31 December 2008 to US$1:ZAR7.88 at 30 June 2009.

Operationally, no sooner had we begun to recover from the power and labour disruptions of FY2008 – in respect of the latter through implementation of new contractual arrangements giving us greater management control – than we were obliged to temporarily close our Everest Mine due to a subsidence event.

All of the operations, with the exception of Everest and Platinum Mile, recorded improved production for the year with Mimosa in particular turning in a credible performance. The decline year-on-year of 44,528 ounces was attributable entirely to the temporary closure of Everest in December 2008.

While lower production and prices for the year resulted in a 66% decrease in revenue to US$311 million, the price improvement in the second half offset the impact of fewer ounces in the period. Consequently, we recorded a second half profit of US$24.4 million compared with a first half loss of US$70.1 million, containing the loss for FY2009 to US$45.7 million.

We drew handsomely on investor support in the year under review, successfully recapitalised your Company through a rights issue, an equity placement and a convertible bond issue. This recapitalisation enabled us to repay South African debt of R1.6 billion and at year-end our cash position was a healthy US$154 million.

We were able to acquire further mining assets during the year. We concluded all-share offers



for both Ridge Mining Plc and First Platinum (Pty) Limited, the former adding a fourth long-life mining asset, the Blue Ridge Mine, to our portfolio and the latter several years' life extension to both the Kroondal and Marikana mines. We have continued with greenfields exploration, our targets being additional shallow mining projects that will consolidate our position as a high-production, low-cost producer.

In recent weeks there has been much talk and some evidence of recovery in global economies. It is too early to say if this recovery is soundly based and likely to continue. We have every reason to believe that operational improvements will continue to be made and that our two-phase plan to restore Everest to production will be successful. We are confident that we are well positioned within our industry and are cautiously optimistic that market conditions will improve over the next year. Economic recovery is well out of our hands, but if there is a sustained recovery we are well placed to take advantage of it. Certainly, we are better placed to break out of the 'year of two halves', 'boom-bust' pattern of fortunes of the last couple of years.

I would like to thank my fellow board members, management, employers, contractors – and not least our shareholders – for their commitment in challenging times and I look forward to their continuing support.

Nicholas Sibley
Chairman
30 October 2009

CEO's review

The 2009 financial year, in contrast to the previous financial year, was one of extremes – PGM prices collapsed from the highs previously recorded, a result of platinum group metal (PGM) markets dramatically weakened by the global economic meltdown, volatile currencies in both South African and Zimbabwe, and the resultant intense focus on cost containment at our operations so as to preserve margins. All this was in addition to the successful restructuring of the Company's capital base undertaken during the course of the year.

In particular, in the first half of FY2009 we began firmly to address operational difficulties, although in a weakening market/pricing environment. The temporary closure of Everest in December 2008 due to instability in the main decline was, however, an unforeseen and substantial reversal that resulted in lower attributable production both in the second half and for the year as a whole.

Nevertheless, in spite of the combined effect of this, the negative impact of dollarisation of the Zimbabwean economy and the strengthening of the South African rand against the US dollar in the second half of the year, we were able to make the best of the almost simultaneous, modest recovery in PGM markets and the basket price. A net profit was recorded in the second half, compared with a first-half loss, containing the loss for the year as a whole.

At an altogether more positive and encouraging financial level, your Company successfully recapitalised its balance sheet and substantially reduced debt. Then, with our eye on achieving growth for the future, we acquired Ridge Mining Plc.

Safety

While – overall – safety performance showed some improvement in FY2009, it is with deep regret that I must advise that three fatalities were recorded – two at Kroondal and one at Marikana – within the first seven months. More encouragingly, the last five months of the year, across our operations, were fatality-free.

The men who died were:
At Kroondal:

- Mr. Siyabonga Hlungwani, filter assistant, an employee of mining contractor Redpath Mining.
- Mr. Castigo Machel, load haul dumper operator employed by mining contractor Redpath Mining.

At Marikana:

- Mr. Victor Ndou, a mechanical assistant and employee of MCC Contracts.

I would like to take this opportunity to extend my deepest sympathy to their families, friends and colleagues.

A range of initiatives has been implemented at all operations during the year to effect continuing safety performance improvement. Results have been particularly pleasing at Mimosa, with progress recorded 'across the board'.

At the South African operations, risk assessment has been a key focus, particularly regarding falls of ground, trackless mining, conveyor belts and fires. Mandatory codes of practice, broadening the scope of risk assessment, are in place and functioning well, as are more rigorous traffic management plans.

Good progress is being made on the Arebolelelng, 'hearts and minds' campaign intended to effect improved behaviour from the workforce in relation to safety. Stated simply, the objective is to have everyone follow the appropriate course of action, not so much because they are told to do so but more because



they understand the rationale, and care about doing so. An interesting, computer-based safety training programme, making use of three-dimensional, animated simulations of working environments, was piloted successfully at Everest and is being rolled out to the other operations.

At the South African operations, there is no doubt that change to contractual arrangements last year to effect greater AQPSA management control has resulted in greater workplace stability. As time goes on, I expect this to reflect positively in overall safety improvements at these operations.

I am pleased to report that relations with the safety inspectorate of the South African Department of Mineral Resources are improved from last year. Operational management advises that safety matters of mutual concern are now addressed more by reaching consensus and practical resolution, than by the inspectorate imposing so-called Section 54 stoppages.

Aquarius recognises that its operations can and will have an impact on the natural environment, and is committed to not merely meeting legislative requirements but ensuring that environmental management, impact mitigation and rehabilitation are performed in a responsible and progressive manner. As such, environmental management extends to the measurement of carbon emissions, water conservation measures and a focus on ongoing rehabilitation activities during the operational phase of each mine, such as the open-pit mining area at Marikana where R2 million per month is allocated to ongoing rehabilitation activities. Aquarius remains compliant in respect of the relevant environmental legislation both in South Africa and Zimbabwe, and continues to interact with the respective regulatory authorities to achieve best practice outcomes.

Market review

In the year under review, and during the second half particularly, the PGM basket price gradually recovered. However, this was primarily as a result of a stronger platinum price – buoyed by resilient Chinese jewellery demand – which started the year at $2,080 per ounce and closed at $1,199 per ounce, having fallen to $782 per ounce in October 2008. Palladium and rhodium continued to languish for much of the year, a clear indication that global economic recovery during the year has been slight and slow. By way of general comment, the market has continued, relatively speaking, to 'grind along the bottom'. For South African producers – and we are predominantly a South African producer, of course – there was the 'double-whammy' effect of a strong rand on revenue, particularly in the second half of the year.

Looking ahead, the global demand/supply equation will, of course, determine the pace and extent of continued recovery in the PGM basket price. Although it is easy to say that the outlook for demand will improve 'when people around the world can afford to start buying new motor cars again', it is likely that increased demand for motor vehicles will be a primary factor; it will be at this point that the all-important autocatalysis consumption can be expected to strengthen. Renewed consumer interest in motor vehicles, indicative of better access to credit and consumers' ability to buy, is likely to be accompanied by fresh enthusiasm for jewellery and high-end electronic goods, both also important to the PGM sector.

Key to the supply-side going forward will be both how major producers choose to react to improving demand, and their ability to do so. While one would expect that production cutbacks, such as there were, will be gradually reversed and mothballed projects revived, funding capital requirements for the latter are likely to continue to be challenging for some time to come.

The extent to which supply lags behind demand should be good for prices, but for as long as international currency speculators are drawn to the rand on the basis of its relative strength in the absence of other options, we can expect little in the way of improved rand revenues.

Operational and financial performance

Attributable PGM production of 455,675 ounces for the year under review was 9% lower than the previous year, due entirely to the aforementioned temporary closure of Everest.

All of the other major operations recorded significant production improvements. Kroondal and Marikana both benefited from the re-organisation of their contractual arrangements in the second half of FY2008, which gave AQPSA more management control and has resulted in greater stability. We now have our own 'hybrid' contracting models, fit for purpose, which are helping to see us through the current difficult market environment.

Key operational features of FY2009 include:

- At Kroondal, continued progress with the development and ramp-up in production at the K5 decline shaft. Geological conditions are challenging, but once development through the Townlands Fault is completed, higher output from K5 is expected. Plans for K6, and the extension of K5, have been suspended pending an improvement in market conditions.
- At Marikana, an increase in open-pit volumes as a result of a change in the mining method and to the pit shape in FY2008. Ramp-up in production from underground proceeded, notwithstanding challenging mining conditions, and plant process control enhancements delivered improved recoveries.
- At Everest, in June 2009, the start of a R250 million, two-phase project to resume both underground and open-pit mining. The first, six-month phase focuses on the development of a new, main decline and the second, 10-month phase on the development of a secondary decline and the re-establishment of stoping sections.
- At Mimosa, steadier operations arising from improved power-grid stability and plant optimisation, the latter following on from the ramp-up of the Wedza 5.5 expansion project which takes annual throughput capacity to about 185,000 tonnes and annual PGM production to around 200,000 ounces.

Lower production and a 41% drop in the average PGM basket price received for the year to US$1,044 per ounce were the key contributors to a 66% drop in revenue to US$310.6 million. After accounting for cost of sales, 7% lower at US$334.0 million due to lower production, Aquarius reported a gross loss for the year of US$23.8 million compared with a gross profit of US$559.1 million the previous year.

The following factors:

- higher debt interest charges of US$29 million;
- US$19.6 million of pre-tax adjustments

Group financials by operation ($m)

	Kroondal	Marikana	Everest	Mimosa	CTRP	Plat Mile	Corp	Total
Revenue*	145.8	53.8	32.6	61	2.6	6.8	7.9	**310.5**
On-mine cash costs	(122.4)	(59.6)	(53.1)	(48.0)	(2.1)	(4.1)	(2.1)	**(291.4)**
Amortisation and depreciation	(12.4)	(9.5)	(3.9)	(4.1)	(0.2)	(0.2)	–	**(30.3)**
Gross profit	11.0	(15.3)	(24.4)	(9.0)	(0.3)	2.5	5.7	**(11.2)**
Amortisation of fair value	(6.0)	(1.7)	–	(0.6)	–	(4.1)	–	**(12.4)**
Gross profit after FVU	5.0	(17.0)	(24.4)	8.4	0.3	(1.6)	5.7	**(23.6)**
Other income	–	–	0.7	0.1	(0.1)	0.1	1.0	**1.8**
Corporate admin and other costs	–		–	–	–	–	(9.9)	**(9.9)**
Foreign currency gain/(loss)	(17.9)	(1.5)	(6.3)	(13.4)	–	–	18.8	**(20.3)**
Finance charges	–	–	–	–	–	–	(36.0)	**(36.0)**
Fair value adjustment of convertible bond	–	–	–	–	–	–	3.8	**3.8**
Impairment of assets	–	–	(10.1)	(3.0)	–	–	–	**(13.1)**
Profit/(loss) before tax	(12.9)	(18.5)	(40.1)	(7.9)	0.2	(1.5)	(16.6)	**(97.3)**
Tax expense								**15.8**
Minority interest								**35.8**
Net profit/(loss) after tax								**(45.7)**

* *net of foreign exchange sales*

associated with the temporary suspension of mining at Everest;

- US$24 million of pre-tax foreign currency losses on pipeline advances due to US dollar strength during the year;
- US$41 million of negative pre-tax sales adjustments (relating to the difference between the value of PGM concentrate sales provisionally priced and recorded in the June quarter of 2008 and the actual settled PGM price recorded in the December 2008 half-year); and
- a once-off non-cash US$7.2 million adjustment to deferred tax relating to the Zimbabwe operation, a result of the dollarisation of that economy,

contributed to a US$45.8 million net loss in FY2009 compared with a net profit of US$236.5 million in FY2008. The annual net loss, however, masks a turnaround to a second-half profit of US$24.4 million in FY2009 from a first-half loss of US$70.1 million, reflecting a 14% recovery in the average PGM basket price received from the second quarter (US$770 per ounce) of the year to the fourth quarter (US$879 per ounce).

Corporate matters

It was vital for your Company's continued well-being – indeed, for its survival – that, during the year, we took big, bold steps to recapitalise the balance sheet and reduce debt. It is enormously rewarding to reflect now that we were able to do this successfully, with support from our shareholders, particularly in the very difficult global economic conditions prevailing. We simultaneously raised US$118 million from an equity placement of 46,330,000 common shares; US$73 million from a rights issue of 41,491,737 common shares; and US$78 million from a convertible bond issue.

From this fund-raising we were able to repay our bridge loan facility of US$177 million, and still end the year with a healthy cash balance of US$154 million.

It would have been easy – but irresponsible – for us, given the difficulties we have been through and the testing times that still lie ahead, to have lost sight of our growth obligations. We did not, and I am pleased to report that past year-end, on 6 July, we concluded our acquisition of Ridge Mining and have began the task of integrating Ridge's assets into Aquarius. A priority is the completion of the ramp-up phase at the Blue Ridge mine, which is expected to produce 125,000 PGM ounces a year, 50% of which is attributable to Aquarius.

Our relationship with our black economic empowerment (BEE) partner, the Savannah Consortium (Savcon), continued to grow and mature in the year under review. It was most encouraging to witness the completion of the final phase of the BEE transaction with Savcon, in terms of which Savcon exchanged its 32.5% shareholding in AQPSA for 20% of the enlarged share capital of Aquarius, the holding company.

Appointments during the year included that of Hugo Höll, previously Group Manager for Projects and Transformation and General Manager of Everest, as Managing Director of AQPSA; of former Managing Director, Anton Wheeler, to the new post of Operations Director of the eastern limb operations, comprising Everest and Blue Ridge; and of Anton Lubbe, who has 28 years of varied mining experience, as Operations Director for the western limb operations, comprising Kroondal and Marikana.

Looking ahead

Taking a view on the likely market conditions in which we must operate our business in the year ahead, I would suggest that the PGMs market may have found its bottom and is likely to recover with, or at a slight lag to, world economic recovery. It will take time for consumers to regain their confidence. Given the current weakness of the dollar, I think the rand will continue to outperform for some time to come; which, of course, means this 'external' factor in our lives will continue to be a challenge for us.

Other external challenges? We have had a year relatively free of power supply disruptions but in both South African and Zimbabwean contexts – as the utilities in both countries struggle to deal with their own demons – I think we should anticipate that power will continue to have the potential to 'spook' international markets for some time yet. Organised labour, if its recent conduct in respect of double-digit wage demands is anything to go by, cannot be relied upon to share our concern to preserve jobs and grow our business for the benefit of all stakeholders.

For the rest, it is the shared responsibility of your board and the executive management and employees of your Company to manage to the best of our ability those aspects of the business that can be managed, using our new foundation of operating and financial stability, being ever-watchful for the unexpected, and looking to future growth. I have every confidence we can and will rise to the occasion.



Stuart Murray
Chief Executive Officer
30 October 2009



Market review

As extraordinary as the performance of the platinum group metal (PGM) markets was in FY2008, this was no less so in FY2009. Having scaled new heights in the latter half of FY2008 (January – June 2008), along with other commodity prices, by contrast, the prices of PGMs fell as speedily as they had risen when the full effects of the US sub-prime crisis hit world markets and the first half of FY2009 (July – December 2008) was marked by plummeting prices – the price of platinum bottomed at $782/oz in October 2008 – down almost two-thirds from its high of $2,276/oz in April 2008 while that of rhodium, which had been especially susceptible to speculation, fell from in excess of $10,000/oz to just over $1,000/oz. The palladium price was far less volatile than that of its fellow PGMs.

The second half of the 2009 financial year was marked by a gradual recovery in PGM prices with platinum, palladium and rhodium ending the period at $1,199/oz, $474/oz and $1,450/oz respectively.

Demand

As financial markets collapsed globally and the world economy went into recession during the course of 2008 and into 2009, demand for motor vehicles plummeted. As a result, autocatalyst demand for PGMs slumped. Given that the automotive sector is by far the largest consumer of PGMs, contributed to the sharp fall in PGM prices in the first half of FY2009. The global economic meltdown adversely affected industrial demand for PGMs from other sectors too.

More positively, the decline in PGM prices and that of platinum in particular, resulted in an increase in investor demand in the second half of FY2009, particularly by exchange traded funds (ETFs) which have used the lower prices to

Average prices per ounce in US dollars for the major PGMs by financial year were as follows:

	FY2009	FY2008	FY2007
Platinum	1,156	1,664	1,208
Palladium	240	402	341
Rhodium	2,760	7,605	5,463

Average monthly PGM prices: January 2005 to June 2009 ($/oz)



Pt/Pd
2,500
2,000
1,500
1,000
500
0
Rh
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan 2005
June 2009
Platinum
Palladium
Rhodium

Source: Johnson Matthey



rebuild their positions in PGMs, and more especially in the demand for platinum jewellery in the Far East.

Platinum: Total platinum demand was hard hit by the decline in autocatalyst demand and fell in 2008 for the first time since 1999. This was mostly a function of sharply reduced light vehicle production in North America and Europe and despite the greater use of platinum-containing particulate filters in diesel vehicles. In the United States, this was exacerbated by continued efforts to substitute palladium for any remaining platinum in gasoline catalysts.

Platinum jewellery demand in Japan and China, which had slumped in FY2007/8 as prices soared and became ever more volatile, has in fact been boosted by the fall off in the price since April 2008. Demand for platinum jewellery in Japan had been sorely hit by the steady rise in prices since 2004/5 but has been supported recently by the relative strength of the yen. The strength in jewellery demand in the Far East has helped to outweigh the slump in the North American and European jewellery markets.

Palladium: While autocatalyst demand for palladium fell along with that for other PGMs in the United States especially, in Europe, China and Japan, the increasing use of palladium in diesel autocatalysts underpinned demand for palladium by the automotive sector.

Rhodium: As with platinum and palladium, weakened demand by the automotive sector has dampened both demand and the outlook for this metal. Demand was further depressed by thrifting programmes introduced by vehicle manufacturers following the sharp rise in prices in the latter half of FY2008.

Supply

On the plus side for PGMs, supply constraints cushioned the decline in prices and by June 2009 (average monthly price of $1,223/oz), the price of platinum in particular was 50% up on the average low of $850/oz in December 2008, and was trading at levels previously seen in the first quarter of 2007.

Several factors contributed to the reduced supply of PGMs onto the market. Many producers, both in South Africa and Russia, failed to meet their production targets and overall production declined. In South Africa, production was affected by excessive rainfall, geological challenges, safety shutdowns, smelter closures, skilled staff shortages and power supply constraints. Also in South Africa, which supplies around 80% of global platinum production, low PGM dollar prices and even lower prices in terms of South African rands (a function of the latter's relative strength to the US dollar) and the current shortage of investment capital available, resulted in the postponement of several new PGM projects. This will also have implications for future growth in supplies of PGMs in the longer term.

An increase in the supply of recycled metal, especially platinum, had been a feature of the market in 2008 and as prices subsided in 2009, this has dried up.

Consequently, these reductions in supply have helped to offset the fall off in demand, and the platinum market is currently almost in balance.

Outlook

While an upturn in the global economy would be the single biggest stimulant of PGM demand, the latter will also be boosted by tighter emissions legislation, increased demand for jewellery and the intended establishment of an ETF in the United States.

While demand for PGMs is underpinned by ever stricter emissions legislation globally, recent strength in jewellery and investor demand has shown that they still have their place in the PGM market. However, breaking out of the current status quo depends on the next upturn in the global economy, the timing of which is much debated.

Platinum – supply and demand by calendar year (000oz)

Supply	2008	2007	2006
South Africa	4,530	5,070	5,295
Russia	820	915	920
North America	325	325	345
Other	295	290	270
Total supply	5,970	6,600	6,830
Demand			
Autocatalyst – gross	3,805	4,145	3,940
– recovery	(1,005)	(935)	(860)
Jewellery	1,365	1,455	1,640
Industrial	1,755	1,845	1,830
Investment	425	170	(40)
Total demand	6,345	6,680	6,475
Stock movements	(375)	(80)	(355)

Palladium – supply and demand by calendar year (000oz)

Supply	2008	2007	2006
South Africa	2,430	2,765	2,775
Russia – primary production	2,700	3,050	3,220
– state sales	960	1,490	700
North America	910	990	985
Other	310	285	270
Total supply	7,310	8,580	7,950
Demand			
Autocatalyst – gross	4,380	4,545	4,015
– recovery	(1,170)	(1,015)	(805)
Jewellery	855	715	995
Electronics	1,325	1,240	1,205
Other	1,460	1,350	1,195
Total demand	6,850	6,835	6,605
Stock movements	460	1,745	1,345

Source: Johnson Matthey



Operations review

Three-year statistics by operation

Statistical information	100% of operations Unit	Kroondal P&SA1 FY2009	FY2008	FY2007	Marikana P&SA2 FY2009	FY2008	FY2007
Safety							
DIIR	Rate/200,000 man hours	0.74	0.49	0.75	0.91	0.54	0.36
Revenue							
Gross revenue	Rm in SA/$m in Zimbabwe	2,579	5,248	4,016	960	1,638	1,224
PGM basket price	$/oz	1,044	1,887	1,386	1,035	1,822	1,344
Gross cash margin	%	15	68	66	(10)	42	44
Nickel price	$/lb	6.03	12.71	17.20	6.03	12.71	17.20
Copper price	$/lb	2.23	3.50	3.21	2.23	3.50	3.21
Average R/$ rate		9.03	7.23	7.18	9.03	7.23	7.18
Cash costs on-mine							
Per ROM tonne	R/tonne	337	271	213	408	446	341
	$/tonne	37	38	30	45	62	47
Per PGM (3E+Au)	R/oz	5,174	4,241	3,069	6,677	7,575	5,219
	$/oz	573	587	427	739	1,048	727
Per PGM (5E+Au)	R/oz	4,242	3,487	2,526	5,469	6,273	4,317
	$/oz	470	482	352	606	868	601
Capital expenditure							
Current/Sustaining 100%	Rm	281	347	250	87	99	128
	$m	31	48	35	10	14	18
Expansion 100%	Rm	–	–	–	–	11	73
	$m	–	–	–	–	2	10
Mining processed							
Underground	ROM tonne (000)	6,478	5,916	5,920	1,276	1,059	708
Open pit	ROM tonne (000)	3	153	398	1,308	1,071	1,318
Total	ROM tonne (000)	6,482	6,068	6,319	2,584	2,131	2,026
Grade							
Plant head	g/t PGM	2.57	2.61	2.81	2.84	2.89	3.19
Recoveries	%	79	77	77	67	64	64
PGM production							
Platinum	000ozs	251	234	264	97	79	81
Palladium	000ozs	124	113	127	44	34	38
Rhodium	000ozs	46	42	46	16	12	13
Gold	000ozs	2	2	2	1	1	1
Total PGM (3E+Au)	000ozs	422	391	439	158	126	132
Total PGM (5E+Au)	000ozs	515	476	534	193	152	160
Base metals production							
Nickel	Tonne	429	386	436	237	193	220
Copper	Tonne	186	178	190	131	105	119
Chromite	Tonne (000)	268	343	353	162	95	140

Everest			Mimosa			CTRP			Platinum Mile	
FY2009*	FY2008	FY2007	FY2009	FY2008	FY2007	FY2009	FY2008	FY2007	FY2009	FY2008**
0.58	0.89	0.62	0.10	0.18	0.41	0	5.62	0	0	0
226	2,153	1,468	176	236	199	28	155	77	129	101
1,224	1,805	1,286	931	1,258	974	1,241	2,224	1,704	855	2,068
(89)	70	62	50	73	74	26	83	77	46	46
6.76	12.93	17.20	6.00	14.35	14.52	6.03	12.71	17.20	5.71	9.46
2.63	3.53	3.21	2.38	3.46	3.22	2.23	3.50	3.21	2.05	3.47
8.79	7.23	7.18	–	–	–	9.03	7.23	7.18	9.01	7.80
511	308	232		–	–	83	96	97	7	18
58	43	32	43	39	35	9	13	13	1	2
6,686	4,126	3,373		–	–	3,003	2,666	2,377	3,586	7,890
761	571	470	501	446	383	332	369	331	398	1,012
5,471	3,352	2,821		–	–	2,047	1,742	1,587	–	–
623	464	393	477	423	362	227	241	221	–	–
62,784	81	107		–	–	1	6	1	1.390	221
7,145	11	15	28	11	8	–	1		154	28
–	–	25		–	–	–	–	–	51,879	4,568
–	–	4	20	21	6	–	–	–	5,758	259
839	1,912	1,802	2,100	1,732	1,692	247	274	182	8,684	3,153
–	202	585	–	–	–	–	–	–	–	–
839	2,114	2,387	2,100	1,732	1,692	247	274	182	8,684	3,153
2.89	2.98	2.89	3.60	3.57	3.66	2.34	4.20	4.32	0.67	0.73
83	78	74	74	76	77	38	27	31	9	10
37,643	94	94	92	76	78	4	6	5	9	4
19,365	46	52	69	58	59	2	2	2	5	2
6,499	16	15	7	6	6	1	2	1	1	1
562	1	1	12	10	11	–	0	–	–	0
64,068	158	164	180	151	154	7	10	7	16	7
78,295	194	196	189	159	162	10	15	11	16	8
122	195	224	2,539	2,086	2,078	8	12	12	–	29
64	95	111	2,074	1,719	1,732	4	9	10	–	12
–	–	–	–	–	–	–	–	–	–	–

*Data applies to the five-month period from July to November 2008 as reported by Aquarius in its results for the second quarter of FY2009

**For four months of FY2008 – purchase effective 1 March 2008

Operations review

Mineral Resource and Mineral Reserve Statement 2009

The 2009 Resource and Reserve statements reflect the Mineral Resources and Mineral Reserves of Aquarius' operations in South Africa (through AQPSA) and Zimbabwe (Mimosa) as at 30 June 2009. A summary of exploration conducted on existing mines and the various exploration projects and prospects is provided.

Reporting on Mineral Resources, Mineral Reserves and Exploration Results is done in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC 2007) and the Australian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004).

The JORC code is the Australasian equivalent of SAMREC and is prepared under the auspices of the Australasian Institute of Mining and Metallurgy (AusIMM). The SAMREC Code and SACNASP (South African Council for Natural Scientific Professions) are officially recognised on a reciprocal basis by AusIMM.

Mineral rights status

Aquarius' operations in South Africa

In April 2004, the Mineral and Petroleum Resources Development Act, 2002 [Act No. 28 of 2002] (MPRDA) was promulgated in South Africa to make provision for equitable access to, and sustainable development of the nation's mineral and petroleum resources. The MPRDA provides a dispensation which entirely replaces that created by the Minerals Act 1991, and vests the State, as opposed to private property owners, with custodianship of South Africa's resources. Based on the MPRDA, any company or person can apply for the right to prospect for or mine a mineral from the Department of Mineral Resources (DMR). Any such application must comply with the provisions of the MPRDA, which includes proof of financial ability to conduct the work proposed, an approved Environmental Management plan, as well as a Social and Labour plan. The MPRDA also forces companies to utilise the rights granted to them in order to retain them.

At the time of promulgation of the MPRDA, it was recognised that mining companies had old order rights under the Minerals Act of 1991. For this reason a transition period was established to give mining companies the opportunity to convert their old order rights to new order rights if the old order right was in force on the date immediately before the MPRDA was enacted into law. For prospecting rights a grace period of one year was set and for mining rights a grace period of five years was set for the conversion to new order rights. Thus all old order prospecting rights should have been

Currently, Aquarius holds three mining rights as shown in the table below.

Mine	Province	Type of right
Kroondal Mine	North West	Converted mining right
Marikana Mine	North West	Converted mining right
Everest Mine	Mpumalanga	Converted mining right
Hoogland 28 JT	Mpumalanga	Included in Everest Mine's converted mining right
Sterkfontein	Mpumalanga	Included in Everest Mine's converted mining right



The table below indicates the five prospecting rights that are currently held by Aquarius.

Mine	Province	Type of right
Vygenhoek	Mpumalanga	Converted prospecting right
Chieftains Plain	Mpumalanga	New order right
Walhalla	Mpumalanga	New order right
Hoogland 38 JT	Mpumalanga	Converted prospecting right
Townlands	North West	New order right

converted to new order rights by April 2005 and all mining rights should have been converted by April 2009. If these deadlines were not met the old order rights will lapse.

The mineral rights that Anglo Platinum contributed to both P&SA1 and P&SA2 were old order mining rights. Anglo Platinum has applied to the DMR for conversion of these rights in terms of the MPRDA. The DMR has accepted the conversion applications.

All mining rights are held in good order with there being no perceived risk as to Aquarius' rights to continue mining for minerals on the specific sites.

Aquarius Platinum Limited, through its wholly-owned subsidiary, ASACS, concluded the consolidation of a number of exploration properties into a special purpose vehicle known as Zondernaam Mining. The consolidation included the exploration rights of Bakgaga Mining (Pty) Ltd and that of MinEx Projects (Pty) Ltd. This consolidation brings together a total of seven contiguous farms. Once the required regulatory processes have been concluded, ASACS will have a 74% interest in Zondernaam Mining, with Bakgaga Mining holding a 26% interest. These prospecting rights are new order prospecting rights issued in terms of the MPRDA.

All prospecting rights are held in good order with there being no perceived risk as to Aquarius' rights to prospect for minerals or continue with the mining on their projects. Where Aquarius is currently mining or prospecting in areas not listed in these tables, the work is being done in agreement with the particular company holding the mining or prospecting right. All these rights and agreements are currently held in good order.

Operations review – Mineral Resource and Mineral Reserve Statement 2009 cont.

Aquarius' operation in Zimbabwe

Part VIII, Section 135 of the Mines and Minerals Act Chapter 21.05 enables the holder of a registered mining location or of contiguous mining locations to make a written application to the mining commissioner for the issue to them of a mining lease in respect of a defined area within which such mining locations are situated.

On 5 September 1996, a mining lease, mining lease number 24, was granted to Mimosa Mines (PVT) Ltd for an area of 6,591ha. The mining lease comprises the consolidation of 39 registered claims. The lease was registered for nickel, copper, gold, silica, chromite and platinum group minerals and Mimosa Mines (PVT) Ltd currently holds the mining rights to that lease.

Mimosa Mine's mining right for the South and North Hill areas covers 20km of strike of the Great Dyke, including virtually almost all the PGE resources within the Wedza subchamber. The exceptions are a 5km strike length along the western side of South Hill and the southern side of the far South Hill, where the claims are held by Anglo American Plc.

Aquarius Platinum has a 50% interest in Mimosa Platinum Mine (Mimosa) through its 50% shareholding in Mimosa Investments Ltd.

Geological setting

The Bushveld Complex

The 2 billion-year-old Bushveld Complex, located in South Africa, is the world's largest tabular, layered igneous intrusion. These rocks are believed to be the result of crystal settling from a magma during slow cooling, resulting in laterally persistent layering which can be traced for hundreds of kilometres from west to east.

The Bushveld Complex consists of a 7km to 9km thick sequence of magmatic rocks exposed in four so-called limbs (the western, eastern, northern and Bethal limbs) covering an area of about 65,000km^2. The western limb supplies most of South Africa's platinum-group element production which comes from both the Merensky and the UG2 Reefs, and is sourced from Northam Platinum, Implats (Impala Platinum), Anglo Platinum (Amandelbult, Union and Rustenburg Sections), Aquarius Platinum and Lonmin Plc (Western and Eastern Platinum, and Karee Mine). Another large source of PGEs is the Potgietersrus Platinum Mine (PPM) on the northern limb of the Bushveld Complex, and the mines established on the eastern limb over the past few years.

These cyclic, layered mafic to ultramafic units, the Rustenburg Layered Suite, comprise five major zones (from bottom to top): the Marginal Zone, Lower Zone, Critical Zone, Main Zone and Upper Zone. The Critical Zone hosts the world's largest and most important resources of PGE and associated base metals and other compounds. The two mineralised layers, which contain the economically important PGEs, are the Merensky Reef and the Upper Group No. 2 chromitite layer (UG2 Reef).

The Merensky Reef is not mined at any of the AQPSA mines. The UG2 Reef is locally defined as the main chromitite layer, termed the 'Main Seam', and contains most of the PGE-mineralisation. This is overlain by a feldspathic pyroxenite, the 'Parting' and the lowermost chromitite layer of the UG3 or Triplets, termed the 'Leader Seam'. These two chromitite layers and the intervening waste parting together form the mineable reef. Pyroxenite bands or lenses occasionally occur in either of the chromitite layers.

Locality of the Bushveld Complex and some PGM mining operations in South Africa



Northern limb
Eastern limb
Western limb
South Africa
PPM
Mokopane
N
Zondernaam
Limpopo
Lebowa
Twickenham
Marula
Modikwa
Kennedy's Vale
Steelpoort
Two Rivers
Der Brochen
Mashishing
(Lydenburg)
Blue Ridge
Vygenhoek
Everest Mine
Booysendal
Sheba's Ridge
Middelburg
Amandelbult
Northam
Union
Pilanesberg
Complex
Bafokeng-
Rasimone
RPM
Impala
Rustenburg
Kroondal Mine
Marikana Mine
Karee
Western and
Eastern Platinum
Pretoria
Johannesburg
Aquarius' operations
Other PGM mining operations
Towns
0 20 40 60 80
km

The Great Dyke

Zimbabwe's Great Dyke is an elongate, NNE-trending layered intrusion that is 550km long and 4km to 11km wide. It is V- or Y-shaped in section, with layering dipping in towards the axis of the intrusion. It comprises at least two chambers separated by floor-rock highs: a north chamber consisting of the Musengezi, Darwendale (formerly the northern part of the Hartley Complex) and Sebakwe sub-chambers; and a south chamber consisting of the Selukwe and Wedza sub-chambers. The Mimosa Mine is within the Wedza sub-chamber.

The above sub-chambers were initially isolated, but merged as the layering accumulated upwards and became more sill-like. Layering generally dips inwards from the sides of the Dyke towards the axis, but in localised sub-chambers or basins the dip is centripetal.

Stratigraphically it consists of:

- A lower Ultramafic Sequence that is up to 2,200m thick and consists mainly of dunites and pyroxenites. These rocks host all the chromitite and PGE resources; and
- The upper Mafic Sequence that is up to 1,150m thick and consists mainly of gabbros and norites.

Operations review – Mineral Resource and Mineral Reserve Statement 2009 cont.

Locality of the Great Dyke and some PGM mining operations in Zimbabwe


N
Muzengezi
Complex
Harare
Zimplats
ZIMBABWE
Hartley
Complex
Unki
Selukwe Complex
Bulawayo
Zvishavane
Mimosa Mine
Wedza
Complex

Economic PGE mineralisation occurs within the Main Sulphide Zone (MSZ), which is generally 10m to 20m from the top of the Ultramafic Sequence. Because it lies just below the Mafic Sequence, the PGE resources coincide with the four main erosional remnants of these rocks.

The MSZ is typically 2m to 3m thick, but is locally up to 20m with a marked decrease in grade with thickening of the zone. Areas of very thick, uneconomic MSZ are mainly restricted to the axis of the Darwendale and Musengezi chambers.

The Great Dyke is intrusive into Archean granite, gneisses and greenstones. The latest dating indicates this occurred 2.5 billion years ago, which is 500 million years older than the Bushveld Complex.

Various NNE-trending satellite dykes with the same age are located east and west of the main intrusion.

Important reporting criteria

- The Mineral Resource is inclusive of the Mineral Reserve.
- The Mineral Resource tonnages and grades are reported exclusive of internal and external waste dilution.
- The *in situ* corrected 4E grade is used for the estimation of Mineral Resources.
- All dyke volumes are excluded from Mineral Resource and Mineral Reserve estimations.
- The Mineral Reserve is quoted as fully diluted delivered to the plant.
- Mineral Resources for the UG2 Reef (South Africa's Bushveld Complex) includes both the Leader and the Main Seams.

- Mineral Resources are stated inclusive and exclusive of geological losses.
- Mineral Resource estimates for the Main Sulphide Zone (Zimbabwe's Great Dyke) are based on optimal mining widths.
- Rounding off of numbers in the tables may result in minor computational discrepancies; where this occurs it is deemed insignificant.
- All references to tonnage are to the metric unit.
- All references to ounces are troy with a conversion factor of 31.10348 used to convert from metric grams to ounces.
- Only Aquarius' attributable Resources and Reserves are listed in the summary tables.
- The Mineral Reserve is that portion of the Mineral Resource which geological, technical and economic studies have confirmed to be economically extractable according to the pre-feasibility study criteria as set out in SAMREC.
- Metal price and exchange rate forecasts are based on conservative but realistic internal views derived from comparisons to average and consensus pronouncements by major international commentators and financial institutions.
- Aquarius uses a discounted cash flow model that represents production, financial and economic statistics in the valuation of their mineral assets. Key inputs and forecasts are:
  - metal recoveries;
  - production profile;
  - capital expenditure;
  - operating expenditure;
  - rand/US dollar exchange rate; and
  - relative rates of inflation in South Africa and the United States.

The outputs are net present value, internal rate of return, annual cash flow, project pay-back period and funding requirements.



Summary – Resources and Reserves

Summary and comparison of Aquarius' attributable Mineral Resources as at 30 June 2009

		2008					2009				
		Measured	Indicated	Inferred	Inferred (Oxides)	Total	Measured	Indicated	Inferred	Inferred (Oxides)	Total
Kroondal – UG2											
Tonnage	Mt	16.63	2.98	0.41		20.02	15.77	2.06	0.33		18.16
Grade	g/t	5.84	6.14	5.94		5.89	5.87	6.22	5.88		5.91
Content	Moz	3.12	0.59	0.08		3.79	2.98	0.41	0.06		3.45
Townlands Prospect – UG2											
Tonnage	Mt						1.38	0.13	0.06		1.57
Grade	g/t						6.23	6.88	6.45		6.30
Content	Moz						0.28	0.03	0.01		0.32
Marikana – UG2											
Tonnage	Mt	10.71	4.21	1.28		16.20	9.48	4.45	1.16		15.08
Grade	g/t	5.18	5.26	2.82		5.01	5.41	5.02	2.78		5.09
Content	Moz	1.78	0.71	0.12		2.61	1.65	0.72	0.10		2.47
Everest – UG2											
Tonnage	Mt	16.22	13.56	5.84		35.62	15.34	13.14	5.83		34.31
Grade	g/t	3.70	3.23	2.66		3.35	3.73	3.27	2.74		3.38
Content	Moz	1.93	1.41	0.50		3.84	1.84	1.38	0.51		3.73
Everest western Resource – Sterkfontein – UG2											
Tonnage	Mt			13.00		13.00			13.00		13.00
Grade	g/t			3.50		3.50			3.50		3.50
Content	Moz			1.46		1.46			1.46		1.46
Everest southern Resource – Hoogland – UG2											
Tonnage	Mt			9.00		9.00		2.71	3.89		6.60
Grade	g/t			3.50		3.50		3.16	2.68		2.88
Content	Moz			1.01		1.01		0.28	0.33		0.61
Everest North – Vygenhoek – UG2											
Tonnage	Mt			4.20		4.20	2.77				2.77
Grade	g/t			5.40		5.40	5.11				5.11
content	Moz			0.73		0.73	0.46				0.46
Chieftains Plain – UG2											
Tonnage	Mt			115.00		115.00			115.00		115.00
Grade	g/t			5.70		5.70			5.70		5.70
Content	Moz			21.07		21.07			21.07		21.07
Chieftains Plain – Merensky											
Tonnage	Mt			85.00		85.00			85.00		85.00
Grade	g/t			4.30		4.30			4.30		4.30
Content	Moz			11.75		11.75			11.75		11.75

		2008					2009				
		Measured	Indicated	Inferred	Inferred (Oxides)	Total	Measured	Indicated	Inferred	Inferred (Oxides)	Total
Walhalla – UG2											
Tonnage	Mt			185.00		185.00			185.00		185.00
Grade	g/t			5.70		5.70			5.70		5.70
Content	Moz			33.90		33.90			33.90		33.90
Walhalla – Merensky											
Tonnage	Mt			135.00		135.00			135.00		135.00
Grade	g/t			4.30		4.30			4.30		4.30
Content	Moz			18.66		18.66			18.66		18.66
Total AQPSA											
Tonnage	Mt	43.56	20.74	553.74		618.03	44.74	22.50	544.27		611.50
Grade	g/t	4.88	4.06	5.02		4.97	5.00	3.90	5.02		4.98
Content	Moz	6.84	2.71	89.29		98.84	7.20	2.82	87.88		97.90
Mimosa – South Hill – MSZ											
Tonnage	Mt	21.54	13.45	7.52	3.32	45.82	19.87	13.44	7.51	3.32	44.15
Grade	g/t	4.01	3.54	3.85	3.70	3.82	3.90	3.54	3.85	3.70	3.77
Content	Moz	2.77	1.53	0.93	0.40	5.63	2.49	1.53	0.93	0.40	5.35
Mimosa – North Hill – MSZ											
Tonnage	Mt			24.33		24.33				24.33	24.33
Grade	g/t			3.64		3.64				3.64	3.64
Content	Moz			2.85		2.85				2.85	2.85
Aquarius Total											
Tonnage	Mt	65.09	34.19	585.58	3.32	688.17	64.61	35.94	551.78	27.65	679.97
Grade	g/t	4.59	3.86	4.94	3.70	4.85	4.66	3.76	5.01	3.65	4.85
Content	Moz	9.61	4.24	93.07	0.40	107.31	9.69	4.35	88.81	3.24	106.09



Operations review – Mineral Resource and Mineral Reserve Statement 2009 cont.

Summary – Resources and Reserves cont.

Summary and comparison of Aquarius' attributable Mineral Reserves as at 30 June 2009

		2008					2009				
		Opencast		Underground		Total	Opencast		Underground		Total
		Proved	Probable	Proved	Probable		Proved	Probable	Proved	Probable	
Kroondal – UG2											
Tonnage	Mt	0.04		25.31	4.27	29.62			24.37	2.93	27.30
Grade	g/t	5.34		2.90	3.26	2.96			2.86	3.29	2.90
Content	Moz	0.01		2.36	0.45	2.82			2.24	0.31	2.55
Townlands Prospect – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Marikana – UG2											
Tonnage	Mt	2.39	0.40	11.37	2.65	16.81	1.32	0.39	10.65	2.53	14.90
Grade	g/t	3.38	5.58	3.16	3.33	3.28	3.76	5.29	3.24	3.18	3.33
Content	Moz	0.26	0.07	1.16	0.28	1.77	0.16	0.07	1.11	0.26	1.60
Everest – UG2											
Tonnage	Mt			14.49	7.96	22.45			13.53	7.42	20.95
Grade	g/t			2.98	2.83	2.93			3.00	2.89	2.96
Content	Moz			1.39	0.72	2.11			1.31	0.69	1.99
Everest western Resource – Sterkfontein – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Everest southern Resource – Hoogland – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Everest North – Vygenhoek – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Chieftains Plain – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Chieftains Plain – Merensky											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00

		2008					2009				
		Opencast		Underground		Total	Opencast		Underground		Total
		Proved	Probable	Proved	Probable		Proved	Probable	Proved	Probable	
Walhalla – UG2											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Walhalla – Merensky											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Total AQPSA											
Tonnage	**Mt**	2.44	0.40	51.17	14.88	68.88	1.32	0.39	48.55	12.88	63.15
Grade	**g/t**	3.42	5.58	2.98	3.04	3.03	3.76	5.29	2.98	3.03	3.02
Content	**Moz**	0.27	0.07	4.91	1.45	6.70	0.16	0.07	4.65	1.26	6.14
Mimosa – South Hill – MSZ											
Tonnage	Mt			9.22	8.46	17.68			8.15	8.46	16.61
Grade	g/t			3.61	3.33	3.48			3.68	3.33	3.50
Content	Moz			1.07	0.91	1.98			0.97	0.91	1.87
Mimosa – North Hill – MSZ											
Tonnage	Mt					0.00					0.00
Grade	g/t					0.00					0.00
Content	Moz					0.00					0.00
Aquarius Total											
Tonnage	**Mt**	2.44	0.40	60.39	23.34	86.56	1.32	0.39	56.71	21.34	79.76
Grade	**g/t**	3.42	5.58	3.08	3.15	3.12	3.76	5.29	3.08	3.15	3.12
Content	**Moz**	0.27	0.07	5.98	2.36	8.68	0.16	0.07	5.62	2.16	8.01



Operations review – Mineral Resource and Mineral Reserve Statement 2009 cont.

Locality of Aquarius' operations in South Africa and Zimbabwe



Lusaka
ZAMBIA
N
MALAWI
Harare
MOZAMBIQUE
Great Dyke
ZIMBABWE
Bulawayo
Mimosa
Beira
BOTSWANA
Bushveld Complex
Gaborone
Kroondal
Marikana
Everest
Pretoria
Johannesburg
Maputo
SOUTH AFRICA
0 100
km



Operations review – Kroondal Mine

Kroondal Mine is situated on the western limb of the Bushveld Complex near the town of Rustenburg, in North West Province and immediately up-dip of the Rustenburg Section (RPM) of Anglo Platinum (AP). It consists of the Kroondal and the Townlands blocks.

Review of the year

Key statistics

		FY2009	FY2008
Tonnes milled	Mt	6.49	6.10
Average head grade	g/t	2.57	2.61
Cost per PGM ounce	R/oz	5,174	4,241
	$/oz	573	587
Revenue (net of foreign exchange sales variance)	$m	146	347
On mine cash costs	$m	(135)	(123)
Gross profit	$m	11	224
Capital expenditure	Rm	281	347
	$m	31	48
Production - metal in concentrate	oz		
Platinum		250,525	234,041
Palladium		123,620	113,400
Rhodium		45,912	41,852
Gold		2,022	1,823
Total PGM production		422,078	391,117
Total attributable PGM production		211,039	195,558
Labour – total (including contractors)		4,511	3,954

Safety

There was an overall deterioration in safety performance with the DIIR declining to 0.74 per 200,000 hours worked in FY2009 from 0.49 in FY2008. Unfortunately two fatalities were recorded at Kroondal, both of which occurred at Kroondal's K5 shaft and involved mobile trackless mining equipment. As a result, the assessment of safety risks has been broadened to include as many variables as possible and new traffic management regulations have been implemented underground. As part of our safety system, a process to review the baseline risk assessment that incorporates the changes into the codes of practice (COPs) and training lesson plans was begun. These revisions were also enforced by means of a dedicated safety campaign to entrench the changes in the workplace.

Operations review – Kroondal Mine cont.

Production

In FY2009, Kroondal contributed 211,039 PGM ounces or 46% of group attributable production.

Tonnes processed, sourced almost entirely from underground, increased by 7% year-on-year to 5.9Mt. As planned open-pit production was minimal and ceased during the course of the year. A marginal decline in head grade, a function of geological conditions, was countered by improved recoveries at the concentrator plant, following improved process control and plant stability. This resulted in an overall increase of 8% in PGM production to 422,078 ounces in total. Improved production was partly due to greater stability in the workforce and in relationships with contractors, in turn a result of the managed contractor model implemented towards the end of the previous financial year, which gave greater managerial and operational responsibility to Aquarius management and the alignment of deliverables.

While progress was made with development and ramp-up in production at the K5 decline shaft, the geological conditions nevertheless remained challenging. Development is being advanced through the Townlands Fault and, once accomplished, will enable a sustained increase in output from K5. After year-end and following negotiations, there was a change in the contractor employed at K5. The contract model was revised in line with that in practice elsewhere at the operation.

Kroondal – annual attributable PGM production (000oz)


250
200
150
100
50
0
FY2005
FY2006
FY2007
FY2008
FY2009

Financial

The change over to the managed contract model towards the end of the last financial year had an initial effect on costs in the first half of the 2009 financial year. Nevertheless, cash cost increases for the year were contained at 23% and 22% respectively per ROM tonne (R337/tonne) and per PGM ounce (R5,174/PGM ounce). Drivers of higher costs were principally market-related wage increases, exceptionally high electricity tariff hikes and the increased price of steel and diesel.

The increase in production was offset by a 45% decline in the basket price received to $1,044/PGM ounce, which resulted in reduced attributable revenue of R1,290 million.

Total capital expenditure at Kroondal was R281 million (R140 million attributable to Aquarius) for the year, spent mostly on expanding the underground mining infrastructure and the rail link to the K5 Shaft. There was a reduction in the expenditure of sustaining capital, in terms of re-engineering and reclamation planning, a result of more judicious management given the current market outlook.

Outlook

Total annual production at Kroondal remains scheduled at 450,000 PGM ounces with its life of mine due to end in FY2018. Work on the K6 project, an extension of the K5 resource (Townlands block), has been postponed until market conditions improve.

Mineral Resources

The tables below encompass the Mineral Resources and Mineral Resources after application of geological losses contained in the Kroondal and Townlands blocks of Kroondal Mine.

Mineral Resources

	Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Measured	23.78	5.66	4.33	16.48	6.23	3.30	40.26	5.90	7.63	20.13	5.90	3.82
Indicated	0.55	5.88	0.10	5.05	6.26	1.02	5.60	6.22	1.12	2.80	6.22	0.56
Inferred				0.93	5.88	0.17	0.93	5.88	0.17	0.46	5.88	0.09
Total	24.33	5.67	4.43	22.45	6.22	4.49	46.78	5.93	8.93	23.39	5.93	4.46

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

	Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Measured	19.63	5.66	3.57	11.91	6.22	2.38	31.54	5.87	5.95	15.77	5.87	2.98
Indicated	0.44	5.88	0.08	3.68	6.26	0.74	4.12	6.22	0.82	2.06	6.22	0.41
Inferred				0.67	5.88	0.13	0.67	5.88	0.13	0.33	5.88	0.06
Total	20.07	5.66	3.65	16.25	6.22	3.25	36.32	5.91	6.90	18.16	5.91	3.45

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Mineral Reserve.
- The Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.
- The *in situ* corrected 4E grade is used for the estimation of Mineral Resources and Mineral Reserves.
- All dyke volumes are EXCLUDED from Mineral Resource estimations.

Kroondal Block:

Geological losses applied:

- Central Mine – 11.5%
- East Mine – 18.6%
- Central Mine deep – 15%
- East Mine deep – 19%
- No. 3 Shaft – 21%

The geostatistically estimated density is used for the chromitite and $3.12t/m^3$ for the waste material in the underground areas.

Townlands Block:

Geological losses applied: 28.0%

The geostatistically estimated density is used for the chromitite and $3.12t/m^3$ for the waste material in the underground areas.

Kroondal Mine Mineral Resources


-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km
Kroondal Block
Mineral Resource
Measured
Indicated
Mined out
Pillars
Dyke


-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
-27 000 Y
-28 000 Y
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
N
SCALE: 0 1 km
Townlands Block
Mineral Resources
Measured
Indicated
Inferred
Mined out

Mineral Reserves

The tables below encompass the Mineral Reserves contained in the Kroondal and Townlands blocks of Kroondal Mine. Current practice at Kroondal Mine is to mine the Leader Seam, Parting (internal waste), Main Seam and 0.2m of footwall waste with a minimum stoping width of 2.0m.

Mineral Reserves

	Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Underground												
Proved	29.44	2.76	2.61	19.30	3.01	1.87	48.74	2.86	4.48	24.37	2.86	2.24
Probable	0.65	2.86	0.06	5.21	3.34	0.56	5.86	3.29	0.62	2.93	3.29	0.31
Total	30.09	2.76	2.67	24.52	3.08	2.43	54.60	2.90	5.10	27.30	2.90	2.55

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Reserve statement:

- The Mineral Reserve tonnages and PGE grades are reported inclusive of internal and external waste dilution.
- The Mineral Reserve is quoted as fully diluted delivered to the plant.

Kroondal Block:

Pillar loss varies between 10% and 30% depending on the depth below surface.

Scalping of waste material applied:
- Central Mine and East Mine – 10% of Parting
- No. 3 Shaft – 7% of Parting

A mining loss of 5% is applied to the ROM ore. Additional hangingwall dilution of varying widths is applied in the 3 shaft area where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.

Townlands Block:

Pillar loss varies between 14% and 22% depending on the depth below surface.

Scalping of waste material: 25% of Parting

A mining loss of 5% is applied to the ROM ore. Allowances have been made for additional hangingwall dilution due to the close proximity of hangingwall chromitite stingers to the top of the Leader Seam.

Kroondal Block – metal split


Pt 57.2%
Pd 31.3%
Rh 10.8%
Au 0.7%

Townlands Block – metal split


Pt 58.6%
Pd 30.7%
Rh 10.0%
Au 0.7%

Kroondal Mine Mineral Reserves



-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km

Kroondal Block Mineral Reserves

- Proved
- Probable
- Mined out
- Pillars
- Dyke



-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
27 000 Y
-28 000 Y
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
N
SCALE: 0 1 km

Townlands Block Mineral Reserves

- Proved
- Probable
- Mined out



Operations review – Marikana Mine

Marikana Mine, which consists of the Marikana and 4 Shaft orebodies, is located approximately 8km to the east of Kroondal Mine.

Review of the year

Key statistics

		FY2009	FY2008
Tonnes milled	Mt	2.58	2.13
Average grade (4E)	g/t	2.84	2.89
Cost per PGM ounce (4E)	R/oz	6,677	7,575
	$/oz	739	1,048
Revenue (net of foreign exchange sales variance)	$m	54	112
On mine cash costs	$m	(69)	(76)
Gross profit	$m	(15)	36
Capital expenditure	Rm	87	110
	$m	10	15
Production of metal in concentrate	oz		
Platinum		97,203	78,786
Palladium		43,618	33,916
Rhodium		16,166	12,073
Gold		950	808
Total PGM production		157,937	125,583
Total attributable PGM production		78,969	62,791
Labour – total (including contractors)		1,650	1,891

Safety

Overall safety performance deteriorated with the DIIR declining to 0.91 per 200,000 hours worked in FY2009 from 0.54 in FY2008. To address this, additional management safety measures were implemented which had begun to produce positive results by year-end. There was unfortunately one fatality during the course of the year at the open-pit operations at Marikana.

Production

Marikana contributed 78,969 PGM ounces or 17% to group attributable production in FY2009.

Operations review – Marikana Mine cont.

Total tonnes mined at Marikana were up by 27% to 2.6Mt on the year – 1.4Mt (54%) from underground and 1.2Mt (43%) from the open-pit operation. The ramp-up of underground production proceeded apace, despite the challenging mining conditions encountered. Production here was constrained initially in the year by the loss of face length, a result of the increased frequency of potholes. Development was thus adapted to contain and limit geological losses. By the last quarter of the year, underground production amounted to 57% of the total and that from the open pits 43%.

Marikana's 2 shaft, which has geological constraints and insufficient critical mass in the current economic climate, was placed on care and maintenance. Skills and equipment from this shaft were redeployed at revenue generating shafts such as 1 and 4 shafts where primary development and redevelopment continued. While the stoping sections at 4 shaft maintained the improvements made in efficiencies, off-reef primary development limited reef production as did the high incidence of potholing.

Changes implemented to the open-pit mining method and the shape of the pit in FY2008, bore fruit in FY2009 and resulted in an increase in volumes mined here. As a result of these changes, and the Whittle model that was run to optimise the open-pit, the stripping ratio was maintained at 28:1 for the year. The change in mining direction was completed at all the pits with mining taking place along dip.

Marikana – annual attributable PGM production (000oz)


80
70
60
50
40
30
20
10
0
FY2005
FY2006
FY2007
FY2008
FY2009

The average head grade declined to 2.84g/t compared to 2.89g/t, a result of the higher relative contribution to underground material and the dilution of this material by redevelopment and development tonnes.

Enhancements in process control implemented at the plant resulted in metallurgical recoveries improving by 5% to 67%. Total PGM production increased 26% year-on-year to 157,937 ounces.

Financial

Cost pressure were mitigated by the significant increase in volumes mined at Marikana in FY2009, and the cash cost per ROM tonne decreased by 9% to R408/tonne with a corresponding decrease of 12% to R6,677/PGM ounce produced.

A 43% decline in the average PGM basket price achieved for the year to $1,035/PGM ounce outweighed the higher level of production, with the overall result that mine revenue fell by 41% to R960 million, of which R480 million was attributable to Aquarius.

Total capital expenditure at Marikana was R87 million (R44 million attributable to Aquarius), spent mostly on the establishment of underground infrastructure. Given prevailing market conditions, however, management was increasingly circumspect in approving such expenditure.

Outlook

Hand-in-hand with the build-up to full production will be the planned decline in open-pit production. Marikana currently has a planned life of mine of 11 years.

Mineral Resources

The tables below encompass Mineral Resources and Mineral Resources after application of geological losses contained in the Marikana and 4 Shaft orebodies of Marikana Mine.

Mineral Resources

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Measured	5.00	3.98	0.64	19.17	5.96	3.67	24.18	5.55	4.31	12.09	5.55	2.16
Indicated	4.36	4.28	0.60	6.62	5.76	1.23	10.98	5.17	1.83	5.49	5.17	0.91
Inferred	3.67	2.57	0.30	0.10	5.35	0.02	3.77	2.64	0.32	1.89	2.64	0.16
Total	13.03	3.68	1.54	25.89	5.90	4.91	38.92	5.16	6.46	19.46	5.16	3.23

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Measured	4.74	3.79	0.58	14.21	5.95	2.72	18.95	5.41	3.30	9.48	5.41	1.65
Indicated	3.70	3.99	0.47	5.20	5.76	0.96	8.90	5.02	1.44	4.45	5.02	0.72
Inferred	2.25	2.69	0.19	0.07	5.36	0.01	2.32	2.78	0.21	1.16	2.78	0.10
Total	10.69	3.63	1.25	19.48	5.90	3.69	30.17	5.09	4.94	15.08	5.09	2.47

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Mineral Reserve.
- The *in situ* corrected 4E grade is used for the estimation of Mineral Resources.
- All dyke volumes are EXCLUDED from Mineral Resource estimations.

Marikana Orebody

Mineral Resource tonnages and PGE grades are reported inclusive of internal waste dilution. A buffer zone of 2.5m to 5m either side of the major faults and dykes has been EXCLUDED.

Geological losses applied:

- Opencast – 4%
- Underground – 6%

4 Shaft Orebody:

The Mineral Resource tonnages and 4E grades are reported exclusive of internal and external waste dilution.

Geological losses applied:

- Southern portion west of the decline – 36% (36% in FY2008)
- Southern portion east of the decline – 39% (36% in FY2008)
- Deeper portion west of the decline – 24% (22% in FY2008)
- Deeper portion east of the decline – 28% (22% in FY2008)
- Remainder of 4 shaft – 22%

Mineral Resources cont.

The geostatistically estimated density is used for the chromitite and 3.12t/m³ for the waste material in the underground areas.

A density of 3.8t/m³ is used for the chromitite and 3.0t/m³ for the waste in the opencast areas.

Marikana Mine Mineral Resources


-37 000 Y
-38 000 Y
-39 000 Y
-40 000 Y
-41 000 Y
-42 000 Y
-43 000 Y
N
43 000 X
44 000 X
45 000 X
SCALE: 0 1 km

No. 4 Shaft
Mineral Resources

- Measured
- Indicated
- Inferred
- Mined out
- Dyke
- Pillars


-44 000 Y
-45 000 Y
N
46 000 X
47 000 X
48 000 X
SCALE: 0 500 m

Marikana Orebody
Mineral Resources

- Measured
- Indicated
- Inferred
- Mined Out
- Dyke
- Fault

Mineral Reserves

The tables below encompass the Mineral Reserves contained in the Marikana and 4 Shaft orebodies of Marikana Mine. Current practice at Marikana Mine is to mine the Leader Seam, Main Seam, all internal waste and allowance for 0.2m footwall overbreak in the underground sections.

Mineral Reserves

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz	Mt	4E g/t	4E Moz
Opencast												
Proved	1.99	3.30	0.21	0.65	5.16	0.11	2.64	3.76	0.32	1.32	3.76	0.16
Probable				0.79	5.29	0.13	0.79	5.29	0.13	0.39	5.29	0.07
Underground												
Proved	2.59	3.21	0.27	18.71	3.25	1.95	21.30	3.24	2.22	10.65	3.24	1.11
Probable				5.07	3.18	0.52	5.07	3.18	0.52	2.53	3.18	0.26
Total	4.58	3.25	0.48	25.22	3.35	2.71	29.79	3.33	3.19	14.90	3.33	1.60

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Reserve statement:

- The Mineral Reserve is quoted as fully diluted delivered to the plant.
- The Mineral Reserve tonnages and PGE-grades are reported inclusive of internal and external waste dilution.

Marikana orebody

- All dyke volumes are EXCLUDED from Mineral Reserve estimations.
- A buffer zone of 2.5m to 5m either side of the major faults and dykes has been EXCLUDED.
- A pillar loss of 25% is applied in the underground section.
- No underground or surface scalping is applied.
- A mining loss of 2% is applied to the ROM ore (opencast and underground).
- External waste dilution of 17% is applied for the opencast areas and 15% for the underground areas.
- A crown pillar of 20m between the opencast and underground workings.

The following densities were applied:

- Topsoil and oxide ore – $3.0t/m^3$
- Transitional ore – $3.3t/m^3$
- Fresh ore – geostatistically estimated from borehole data.

The lower metal prices instigated revision of the opencast highwall with the use of Whittle pit optimisations. The decreased opencast highwall resulted in a total of 89 000oz reverting from Opencast Proved Mineral Reserve to Underground Indicated Mineral Resource.

4 Shaft orebody

- All dyke volumes are EXCLUDED from Mineral Reserve estimations.
- Pillar loss varies between 10% and 30%, depending on the depth below surface.
- Scalping of waste material applied: 7% of Parting.
- A mining loss of 5% is applied to the ROM ore.

Operations review – Marikana Mine cont.

Mineral Reserves cont.

- Additional hangingwall dilution of varying widths is applied where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.

The increased geological losses for the southern area resulted in a loss of 45,500 Reserve ounces.

Marikana Orebody – metal split



Pt 57.8%
Pd 29.9%
Rh 11.3%
Au 1.0%

4 Shaft Orebody – metal split



Pt 57.9%
Pd 31.6%
Rh 9.8%
Au 0.6%

Marikana Mine Mineral Reserves



-37 000 Y
-38 000 Y
-39 000 Y
-40 000 Y
-41 000 Y
-42 000 Y
-43 000 Y
N
43 000 X
44 000 X
45 000 X
SCALE:
0
1 km

No. 4 Shaft
Mineral Reserves

- Proved
- Probable
- Mined out
- Dyke
- Pillars



-44 000 Y
-45 000 Y
N
46 000 X
47 000 X
48 000 X
SCALE:
0
500 m

Marikana Orebody
Mineral Reserves

- Proved
- Mined out
- Dyke
- Fault
- Pillars



Operations review – Everest Mine

The Everest mine is located on the southern portion of the eastern limb of the Bushveld Complex near the town of Mashishing (formerly Lydenburg).

Review of the year

Following the subsidence and the resultant geotechnical instability in the upper area of the mine and in previously mined out areas around the decline, operations at the Everest mine were temporarily suspended on 8 December 2008.

Safety

In the five months of the financial year that Everest was in operation, safety levels improved with a DIIR recorded for the half year of 0.58 per 200,000 hours worked compared to 0.84 for the first six months of FY2008.

Production

In this time, Everest produced 64,068 PGM ounces, equivalent to 14% of group attributable production for the year. In total, 839,000 tonnes were mined underground with the original open-pit operation having ceased in FY2008. This was, however, less than had been planned.

Financial

Revenue for the period was adversely affected by a 21% decline in the PGM basket price received, decline in production, the temporary suspension of operations and the repayment of sales advances. Together these factors contributed to revenue of R274 million, 77% down on the comparable period in FY2008.

Outlook

The subsidence stabilised towards the end of the financial year. An independent rock engineering specialist, in conjunction with the on-mine rock engineer, determined through rock engineering models and analysis that the subsidence is limited to the affected area.

The subsidence was caused by the exceptionally high levels of rainfall in November and

Everest – annual attributable PGM production (000oz)


200
150
100
50
0
FY2006
FY2007
FY2008
FY2009*

*Production for the period July-November 2008

December 2008 which affected ground conditions specific to the affected area. Stoping and development areas were not affected by the subsidence and it will be possible to resume mining operations with the establishment of new declines to the underground workings.

Multiple access alternatives were evaluated and the development of two new declines, one north and one south of the original decline, was identified as the most expedient and capital efficient means to recommence operations while ensuring optimal longer-term placement of infrastructure in terms of the orebody geometry. The initial focus will be on the establishment of the north decline, which will serve as the main decline (including decline conveyors) while the south decline will be used for ventilation, men and material access. Capital of R90 million has been approved for the first phase of the project to re-establish access to the workings: namely the north box cut, storm water management, temporary and permanent services, access road, initial underground development and rock support. Excavation of the north decline box cut began in June 2009, and will take approximately six months to complete.

The second phase will include the completion of the decline development, the establishment of underground services, the reclamation of infrastructure, the equipping of declines and strike sections, and the re-establishment of stoping sections. Permanent surface infrastructure, such as mine services and overland conveyors will also be completed during this phase. This preparation, coupled with early production from the new open-pit area, will allow for the ramp-up of underground production, with reef being stockpiled prior to the resumption of milling operations.

Completion of Phase 2 and the ramp-up in production to enable the process plant to resume operating will take approximately 10 months. Preliminary capital budget estimates confirm that the capital requirement for the entire project (Phase 1 and 2) will be approximately R250 million.


-89 000 Y
-88 000 Y
-87 000 Y
-86 000 Y
N
782 000 X
783 000 X
784 000 X
North boxcut
New open pit
Original boxcut
South boxcut
SCALE: 0 500 m

Everest – Location of proposed new access declines to mining areas

- Affected area
- Proved Mineral Reserves
- Probable Mineral Reserves
- Mined out
- New decline access
- Old decline access

Mineral Resources

The tables below encompass the Mineral Resources and Mineral Resources after the application of geological losses contained in the Everest mine.

Mineral Resources

Category	Everest Mine		
	Mt	4E g/t	4E Moz
Measured	17.04	3.73	2.04
Indicated	14.60	3.27	1.54
Inferred	6.48	2.74	0.57
Total	38.12	3.38	4.15

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

Category	Everest Mine		
	Mt	4E g/t	4E Moz
Measured	15.34	3.73	1.84
Indicated	13.14	3.27	1.38
Inferred	5.83	2.74	0.51
Total	34.31	3.38	3.73

g/t = corrected 4E grade (Pt+Pd+Rh+Au)


-89 000 Y
-88 000 Y
-87 000 Y
-86 000 Y
N
782 000 X
783 000 X
784 000 X
0
500 m
SCALE:

Everest Mine Mineral Resources

- Measured
- Indicated
- Inferred
- Mined out
- Dyke

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Mineral Reserve.
- The *in situ* corrected 4E grade is used for the estimation of Mineral Resources.
- All dyke volumes are EXCLUDED from Mineral Resource and Mineral Reserve estimations.
- A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.
- All internal waste, encompassing mineralised internal waste, is included in the Mineral Resource estimations.
- Geological losses of 10% is applied.

Everest Mine – metal split



Pt	58.8%
Pd	29.7%
Rh	10.5%
Au	1.0%

Mineral Reserves

The table below encompass the Mineral Reserves contained in Everest Mine.

Mineral Reserves

	Everest Mine		
Category		4E	4E
	Mt	g/t	Moz
Underground			
Proved	13.53	3.00	1.31
Probable	7.42	2.89	0.69
Total	20.95	2.96	1.99

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Reserve statement:

- The Mineral Reserve is quoted as fully diluted delivered to the plant.
- All dyke volumes are EXCLUDED from Mineral Reserve estimations.
- A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.
- A mining loss of 2% is applied to the ROM ore in the underground section.
- All internal waste, encompassing mineralised internal waste, is included in the Mineral Reserve estimations.
- No underground or surface scalping is applied.
- The Mineral Reserve for the new open pit adjacent to the old decline has not yet been included in the reserve estimate.


-89 000 Y
-88 000 Y
-87 000 Y
-86 000 Y
N
782 000 X
783 000 X
784 000 X
0
500 m
SCALE:

Everest Mine Mineral Reserves

- Proved
- Probable
- Mined out
- Dyke
- Pillars

Dilution includes:

- Footwall allowable overbreak of 0.15m.
- A minimum hangingwall overbreak of 0.10m.
- Additional hangingwall dilution up to the top of the hangingwall shear if the width between the bottom of the shear and the top of the reef is less than 1.50m.

Densities applied:

- Hangingwall waste – 2.8t/m^3
- Footwall waste – 3.1t/m^3
- Underground ore above 50m below surface – 3.3t/m^3
- Underground ore below 50m below surface – geostatistically estimated

Minimum stoping width:

- Breast mining – 1.50m
- Bord and pillar mining – 1.80m

Pillar losses:

- Breast mining 9.7%
- Bord and pillar mining
  - 0-130m below surface – 11.1%
  - 130-200m below surface – 14.8%
  - 200-230m below surface – 16.7%



Operations review – Mimosa Mine

Mimosa Mine is located in the southern part (the Wedza sub-chamber) of the Great Dyke in Zimbabwe. It is situated approximately 450km south-south-west of Harare and 30km west of Zvishavane by road.

Review of the year

Key statistics

		FY2009	FY2008
Tonnes milled	Mt	2.11	1.73
Average grade (4E)	g/t	3.60	3.57
Cost per PGM ounce (4E)	$/oz	501	446
	R/oz	4,569	3,386
Revenue (net of foreign exchange sales variance)	$m	61	126
Cost of sales	$m	(52)	(39)
Gross profit	$m	9	87
Capital expenditure	$m	48	33
Production – metal in concentrate	oz		
Platinum		91,520	76,565
Palladium		69,423	58,154
Rhodium		7,170	5,966
Gold		11,909	10,148
Total PGM production		180,023	150,832
Total attributable PGM production		90,011	75,416
Labour – total (including contractors)		1,931	1,796

Safety

Overall safety performance continued to improve with a DIIR of 0.10 for the year compared to 0.18 in FY2008. Every effort was made to ensure that the enhanced awareness of the importance of safety was sustained and management participated in strategic safety sessions.

Production

In FY2009, Mimosa contributed 90,011 PGM ounces or 20% to group attributable production.

Following the challenges of FY2008, Mimosa had a more stable, steady year operationally in FY2009, especially in the second half of the year. In particular, the instability that had been experienced in the power grid was overcome which facilitated operational improvements.

Tonnes mined rose to 2.111Mt, an increase of 11%. Of this 2.1Mt were processed and the balance stockpiled to bring the stockpile at year-end to 235,765 tonnes, equivalent to one

Operations review – Mimosa Mine cont.

month's mill feed. The average head grade rose by 1% to 3.60g/t while recoveries fell marginally to 74%. This was due to unsteady processing operations in the first and third quarters of the year as a result of mill breakdowns. There was however, a significant improvement in recoveries in the last quarter. Overall, total PGM production increased by 19% to 180,023 PGM ounces.

The Wedza Phase 5 expansion increased monthly mill processing capacity to 175,000tpm. This was followed by the commissioning of the Wedza Phase 5.5 expansion which further increased processing capacity to 185,000tpm, equivalent to PGM production of approximately 197,000 ounces annually.

Conceptualisation work for the Wedza Phase 6 expansion project has began. It is anticipated that implementation of this project will result in a significant increase in processing capacity.

Financials

Revenue was adversely affected by the 26% decline in the PGM basket price received of $931/PGM ounce. This more than countered the increase in production and resulted in a 25% fall in revenue to $176 million ($88 million attributable to Aquarius). The cash margin for the year fell to 50%. Cash cost per ROM tonne rose 10% to $43/tonne while cash costs per PGM ounce were 12% up at $501. The dollarisation of the Zimbabwean economy brought additional cost pressures to bear on the operation as all salaries and services are now priced in US dollars. Contracts with various private and municipal service providers have been revised and materials, procurement and inventory are being strictly managed.

Outlook

The production target for FY2010 is around 197,000 PGM ounces, which is full production capacity. There are no major expansion plans in the short- to mid-term period. The current operations will, however, be optimised from nameplate capacity of 185,000tmp to 195,000tpm of milled ore.



Mimosa – annual attributable PGM production (000oz)


100
80
60
40
20
0
FY2005
FY2006
FY2007
FY2008
FY2009

Mineral Resources

The tables below encompass the Mineral Resources contained in the South Hill (including oxidised zones) and North Hill areas at a stoping width of 2.0m.

South Hill: Mineral Resources based on a 2.0m cut (after application of geological losses)

	Mimosa – South Hill				
Category	Mt	4E g/t	4E Moz	Ni %	Cu %
Measured	39.74	3.90	4.99	0.14	0.11
Indicated	26.89	3.54	3.06	0.14	0.12
Inferred	15.03	3.85	1.86	0.13	0.12
Inferred (Oxides)	6.64	3.70	0.79	0.13	0.12
Total	88.29	3.77	10.70		

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

North Hill: Mineral Resources based on a 2.0m cut (after application of geological losses)

	Mimosa – North Hill				
Category	Mt	4E g/t	4E Moz	Ni %	Cu %
Inferred	48.65	3.64	5.69	0.14	0.11

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Resource statement:

- Measured and Indicated Mineral Resources are reported inclusive of Proved and Probable Mineral Reserves respectively.
- Mineral Resources are quoted at a 2.0m cut compared to 2.0m in FY2008 and 1.95m in FY2007 as a result of the conversion of mining methods from a combination of semi-mechanised and mechanised to a fully mechanised bord-and-pillar operation.
- The North Hill Resource estimate was revised after the inclusion of the 2006 exploration drilling programme and is now only based on the new assay data.
- *In situ* grades have been used for the estimation of Mineral Resources.
- Determination of the economic channel is based on optimisation of the PGE metal content only (excluding base metal content).
- No pillar losses have been applied to the Mineral Resources.

The above Mineral Resources have taken into account the following loss factors:

- Measured Resource – 6% for dykes, faults and joints, 5% for washouts and abnormal reef;
- Indicated Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
- Inferred Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
- Oxides and bad ground – 13% for dykes, faults and joints, 8% for washouts and abnormal reef;
- North Hill Inferred Resource – 14% geological losses.
- Known anomalous zones and washout channels have been excluded from the Mineral Resources.
- Oxide material is quoted separately as on-going metallurgical testwork is being conducted to verify the economic viability of these resources.

Mineral Resources cont.



-80 000 Y
-85 000 Y
-90 000 Y
N
40 000 X
45 000 X
50 000 X
North Hill
South Hill
SCALE: 0 1 km
Mimosa Mineral Resources
Measured
Indicated
Inferred
Bad ground
Inferred oxides
Anomalous zone
Mined out
Dyke
2009 exploration borehole

A total of 14 exploration boreholes have been drilled in the Phase 6 area and 10 boreholes in the western portion of the South Hill orebody:

- assay data from six holes have been included in the resource estimation
- three holes improved delineation of the low grade area in the southern portion of the orebody
- assay data are not yet available for the remainder of the holes

The platinum grade for the Measured Resource decreased from 1.935g/t to 1.932g/t due to the additional drillhole information in close proximity to the low-grade area.



Operations review – Mimosa Mine cont.

Mineral Reserves

The tables below encompass the Mineral Reserves contained in the South Hill area at a stoping width of 2.0m. Current practice at Mimosa is 11 mechanised sections including down-dip development as well as a half semi-mechanised team.

South Hill: Mineral Reserves based on a 2.0m cut

Mimosa – South Hill					
Category	Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Underground					
Proved	16.31	3.68	1.93	0.14	0.12
Probable	16.92	3.33	1.81	0.15	0.12
Total	33.23	3.50	3.74		

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Reserve statement:
The above Mineral Reserves have been quoted as fully diluted delivered to the plant.

Each individual metal has the following decrease/increase from:

	Pt	Pd	Rh	Au	Ni	Cu
In situ to blasted grades	-2%	-2%	-2%	-13%	+1%	+2%
Blasted to mill feed grades	-6%	-6%	-3%	-5%	+2%	0%

The following losses have been applied during conversion from a Mineral Resource to a Mineral Reserve:

- Proved – 13% pillar loss (ranging between 10.4% and 20.8%) and 7% loss for blasted to hoisted tonnages;
- Probable – 12% pillar loss and 7% loss for blasted to hoisted tonnages.

The platinum grade increased from 1.916g/t to 1.95g/t due to exploration boreholes in the mined out area being removed from the estimation database.

Mimosa Mine – metal split


Pt 48.8%
Pd 38.8%
Rh 4.5%
Au 7.9%

Mineral Reserves cont.


-82 000 Y
-84 000 Y
-86 000 Y
N
46 000 X
48 000 X
50 000 X
52 000 X
SCALE: 0 1 km

Mimosa Mineral Reserves

- Proved
- Probable
- Mined out
- Anomalous zone
- Dykes
- 2009 exploration borehole



Operations review – Chrome Tailings Retreatment Plant (CTRP)

Review of the year

Key statistics

		FY2009	FY2008*
Tonnes processed	000t	246.6	274
Average head grade	g/t	2.34	4.20
Cost per PGM ounce	R/oz	3,003	2,666
	$/oz	332	369
Revenue (net of foreign exchange sales variance)	$m	2.6	11.1
On-mine cash costs	$m	2.3	4.2
Gross profit	$m	0.3	6.9
Capital expenditure	R000	711	5,617
	$000	79	777
Production of metal in concentrate	oz		
Platinum		4,145	6,114
Palladium		1,512	2,201
Rhodium		1,151	1,513
Gold		15	22
Total PGM production		6,824	9,849
Total attributable PGM production		3,412	4,924

Safety
Both the DIIR and the number of fatalities at the CTRP were 0 for the year.

Production
Tonnes processed declined by 10% for the year to 246,600 tonnes, a result mainly of variations in the current arisings from the chromite processing plant currently supplying CTRP and secondly, the relocation of the reclamation facilities on the chrome dump.

Head grade fell too to 2.34g/t, a consequence of the increased treatment of the lower-grade material located at the outer edges of the tailings dam, one of the sources of tailing supply to the plant. Grade was further negatively influenced by the high levels of off-reef development undertaken by the chromite mining operations currently supplying the chromite recovery plant which supplies the CTRP plant.

The ongoing optimisation of the fine grind circuit resulted in a significant increase in recoveries, with an average recovery for the year of 38%.

Lower feed grade resulted in a 31% decline overall in PGM production to 6,824 PGM ounces, of which 3,412 ounces were attributable to Aquarius.

Financial
As the concentrate produced by CTRP is relatively rhodium-rich, its contribution to group revenue was negatively affected by the slump in the rhodium price during the year. The reduced levels of PGM production together with lower prices received led to a fall in revenue. Although costs rose in rand terms these were lower in dollar terms. Reduced metal prices and reduced output led to a significant reduction in the cash margin to 26% from 83% in the previous year.

Outlook
CTRP continues to perform well. This performance has been greatly improved with the successes achieved in the milling circuit which delivered a much improved recovery from the plant for the financial year. Looking forward, significant effort will be directed at securing medium- and long-term tailings supply sources for the plant. Significant progress has been made in this regard.

Operations review – Platinum Mile

Review of the year

Key statistics

		FY2009	FY2008*
Tonnes processed	Mt	8.7	3.2
Average head grade	g/t	0.67	0.73
Cost per PGM ounce	R/oz	3,586	7,890
	$/oz	398	1,012
Revenue (net of foreign exchange sales variance)	$m	6.8	6.6
On-mine cash costs	$m	4.3	4.6
Gross profit	$m	2.5	2.0
Capital expenditure	Rm	53.3	4.7
	$m	6.0	0.3
Production of metal in concentrate	oz		
Platinum		9,484	4,047
Palladium		5,069	2,197
Rhodium		1,471	661
Gold		329	135
Total PGM production		16,353	7,040
Total attributable PGM production		8,176	3,520
Labour – total (including contractors)		61	51

* *for the period March 2008 – June 2008*

Safety

The DIIR for the year was zero and there were no fatalities.

Operation

The Platinum Mile plant processed 8.7Mt for the full year at an average head grade of 0.67g/t as compared to a grade of 0.73g/t in FY2008. Recoveries of 9% were recorded for the year.

Total PGM production was 16,353 ounces of which 8,176 ounces were attributable to Aquarius.

As part of the planned optimisation project, the first of two new ultra-fine-grind Deswick mills was commissioned. The mills will make a significant contribution to higher metal recoveries for the plant.

Capital expenditure on the plant optimisation project totalled R53 million (R27 million attributable to Aquarius) for the year.

Financial

The results for the year are not comparable with those of FY2008 as Platinum Mile only contributed to the Aquarius group for four months of that year. The average basket price received for the year was $855 per PGM ounce and attributable revenue was R64.5 million. Cash costs of R3,586 per PGM ounce were down, a result of increased volumes processed.

Outlook

Target production remains at 35,000 PGM ounces annually, this level of production should be achieved in the first half of FY2010, once the commissioning of the plant optimisation project has been concluded.

Operations review – Regulatory compliance

The Mineral Resources and Mineral Reserves for Aquarius were prepared under the guidance of the company's Competent Persons who are duly registered with the South African Council for Natural Scientific Professions (SACNASP). This ensures that the Mineral Resource statements are compliant with the SAMREC code which is analogous with the JORC code. The company's Competent Persons have taken into account the definitions included in both codes and the Mineral Resource and Mineral Reserve quantities reported here are considered to be fully compliant in all material aspects to the requirements of both codes.

Definitions of the different Mineral Resource and Mineral Reserve categories, the requirements for reporting of exploration results as well as the requirements for qualification as a Competent Person can be found in the expanded Mineral Resource and Mineral Reserve Technical Statement 2009 which is available on the Aquarius corporate website, www.aquariusplatinum.com. These definitions may also be found by downloading the SAMREC code at www.samcode.co.za or the JORC code at www.jorc.org/main.php.



Operations review – Competent persons

The Competent Persons of the Mineral Resources and Mineral Reserves and technical statements have striven to report in an unbiased and balanced manner and acknowledge the release of this document into the public domain by Aquarius Platinum Ltd.

Competent persons for mining operations:

Kroondal Mine:

A. (Adrian) Colloty (B.Sc.Hons., Pr. Sci. Nat. 400110/06). *Adrian Colloty has nine years' experience in the platinum industry.*

Marikana Mine:

J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352).

Everest Mine:

J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352). *Ernie Venter has 16 years' experience in the platinum industry.*

All Mineral Resource and Mineral Reserve estimations for AQPSA mines were audited by an independent Competent Person:
F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781) *Ina Cilliers has 22 years' experience in the mining industry, of which 13 years have been in platinum mining.*

Mimosa Mine:

D. Mapundu (B.Sc., Pr. Sci. Nat. 20002/05) *Dumisani Mapundu has 18 years' experience in the mining industry, 15 years of which have been in platinum mining.*

An audit of Mimosa's Resource and Reserve estimates is conducted annually by:
F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 96578 – on behalf of Aquarius) and
J.J. (Seef) Vermaak (M.Sc., Pr. Sci. Nat. 400015/88 – on behalf of Implats). *Ina Cilliers has 22 years' experience in mining and exploration (13 years of which have been in the platinum mining industry) and Seef Vermaak, 23 years' experience in the platinum mining industry.*

Competent persons for projects:

Townlands Prospect:

A. (Adrian) Colloty (B.Sc.Hons., Pr. Sci. Nat. 400110/06). *Adrian Colloty has 9 years experience in the platinum industry.*

Hoogland Project:

J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352). *Ernie Venter has 16 years experience in the platinum industry.*

Vygenhoek Project:

C. (Cecilia) Hattingh (B.Sc.Hons., Pr. Sci. Nat. 400019/03, GSSA 963902). *Cecilia Hattingh has 12 years' experience in the industry, of which nine years have been in the platinum sector.*

Co-signatories

The following technical specialists were also involved in the preparation of the Mineral Reserves and have appropriate experience in their field of expertise to the activity that they are undertaking and consent to the inclusion in the report of the matters based on their technical information in the form and context in which it appears.

Kroondal Mine:

A. (Anton) Lubbe (B.Sc. (Mining), GDE, MBA) Operations Director: West.

Marikana Mine:

A. (Anton) Lubbe (B.Sc. (Mining), GDE, MBA) Operations Director: West.

Everest Mine:

A. (Anton) Wheeler (Pr Tech Eng, ECSA 2004 70061). Operations Director: East.

Mimosa Mine:

H. (Herbert) S. Mashanyare (B.Sc, M Phil, M.Sc Eng, DIC). Technical Director: Mimosa Mining Company.

Curriculum vitae for the co-signatories may be found on pages 72 to 74 in the section on Operational management.

Operations review – Exploration review

Exploration for Mimosa Mine was limited to infill drilling in the orebody. During the past financial year, a total of 14 boreholes were drilled of which three improved the delineation of the low-grade area in the southern portion of the orebody. Apart from the Mimosa mining right, Aquarius does not hold options, claims or prospecting rights to any other PGE-mineralisation in Zimbabwe.

Exploration drilling in South Africa entailed infill drilling on existing mines as well as execution of the exploration programmes as described in the prospecting works programmes of the granted prospecting rights.

Location of Aquarius' exploration projects and prospects on the Bushveld Complex


▲ AQPSA projects or mines
• Other PGM exploration projects or mines
PPM
Messina
Zondernaam
Lebowa
Marula
Modikwa
Kennedy's Vale
Two Rivers
Vygenhoek
Chieftains/Walhalla
Everest
Hoogland
Blue Ridge
Sheba's Ridge
Amandelbult
Union
Bafokeng-Rasimone
RPM
Eland Platinum
Impala
Townlands
Kroondal
Marikana
Lonmin
0 20 40 60 80
km

Exploration activities target the Mineral Resources tabulated below to assist with the evaluation of projects.

Project	Farm	Reef	Category
Eastern Bushveld			
Western Resource adjacent to Everest Mine	Sterkfontein	UG2 Reef	Inferred Mineral Resource
Chieftains Plain	Chieftains Plain	UG2 Reef	Inferred Mineral Resource
		Merensky Reef	Inferred Mineral Resource
Walhalla	Walhalla	UG2 Reef	Inferred Mineral Resource
		Merensky Reef	Inferred Mineral Resource
Zondernaam (Bakgaga and MinEx)	Kaffernek, Diepsloot, Fonteinplaats, Grootdraai, Tabakplaats, Zondernaam, Molsgat	UG2 Reef	Exploration in progress
		Merensky Reef	Exploration in progress



Width (m)	SG t/m³	Mt	4E PGE g/t	4E PGE Moz	Comments
		13.0	3.5	1.46	New order mining licence
1.40	3.7	115.0	5.7	21.07	New order prospecting right for PGMs and associated minerals
1.15	3.2	85.0	4.3	11.75	
1.40	3.7	185.0	5.7	33.90	New order prospecting right for PGMs and associated minerals
1.15	3.2	135.0	4.3	18.66	
					New order prospecting right for PGMs and associated minerals

Townlands Project

The Townlands prospect is located adjacent and to the south-east of the Townlands block of Kroondal Mine. Economically, the addition of the prospecting right area to the existing Townlands block will extend the life of mine by up to 1.5 years.

Seven exploration boreholes were drilled during FY2009. To date, the exploration programme has completed 12 boreholes with one deflection per hole for a total core length of 1,327.84m. The boreholes were logged and sampled and the information stored in the on-mine database. The exploration borehole data for these 24 intersections was incorporated in the database and used in the geological grade and structural model revisions of Kroondal Mine. The Mineral Resource for the Townlands Project is tabulated below.

Mineral Resources

	Townlands Project		
Category	Mt	4E g/t	4E Moz
Measured	1.92	6.23	0.39
Indicated	0.18	6.88	0.04
Inferred	0.08	6.45	0.02
Total	2.19	6.30	0.44

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

	Townlands Project		
Category	Mt	4E g/t	4E Moz
Measured	1.38	6.23	0.28
Indicated	0.13	6.88	0.03
Inferred	0.06	6.45	0.01
Total	1.57	6.30	0.32

g/t = corrected 4E grade (Pt+Pd+Rh+Au)



-24 000 Y
-24 500 Y
-25 000 Y
-25 500 Y
N
36 000 X
36 500 X
37 000 X
37 500 X
38 000 X

Townlands Prospect Mineral Resources

- Measured
- Indicated
- Inferred
- Mined out
- Townlands Block of Kroondal Mine
- Exploration borehole

Notes on the Mineral Resource statement:

- The Mineral Resource tonnages and PGE grades are reported exclusive of external waste dilution.
- The *in situ* corrected 4E PGE grade is used for the estimation of Mineral Resources.
- The geostatistically estimated density is used for the chromitite and 3.12t/m³ for the waste material.
- Geological losses applied: 28.0%

Hoogland Project

The Hoogland Resource is located approximately 1.2km directly south of the Everest Mine orebody. The UG2 Reef occurs as an outcrop or sub-outcrop around most of the perimeter of the two erosional outliers. The UG2 Reef intersected in the exploration boreholes resembles that of the Everest orebody in that it consists of an upper chromitite and a lower chromitite seam, with or without an internal waste band occurring within the chromitite.

The exploration programme began subsequent to the granting of the prospecting right for the Hoogland orebody by the DMR. This consisted of field reconnaissance mapping to confirm the occurrence and extent of the UG2 Reef as previously documented. An initial borehole (HD1) was drilled on the Hoogland Project area in the central part of the orebody in the latter part of 2003.

The second phase of drilling commenced in March 2007. During this phase, 35 cored holes were drilled for a total length of 3,503.97m. Of these holes, 21 intersected the UG2 Reef. All boreholes were geologically logged and the reef intersections sampled and submitted for assaying. The geological model has been revised and the Mineral Resource re-estimated based on all available information.

Mineral Resources

Category	Hoogland Project		
	Mt	4E g/t	4E Moz
Indicated	3.01	3.16	0.31
Inferred	4.32	2.68	0.37
Total	**7.33**	**2.88**	**0.68**

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

Category	Hoogland Project		
	Mt	4E g/t	4E Moz
Indicated	2.71	3.16	0.28
Inferred	3.89	2.68	0.33
Total	**6.60**	**2.88**	**0.61**

g/t = corrected 4E grade (Pt+Pd+Rh+Au)


-87 500 Y
-87 000 Y
-86 500 Y
-86 000 Y
N
786 000 X
786 500 X
787 000 X
SCALE: 0
500 m

Hoogland Project Mineral Resources

- Indicated
- Inferred
- Dyke
- Exploration borehole

Hoogland Project cont.

Notes on the Mineral Resource statement:

- The Mineral Resource tonnages and PGE grades are reported exclusive of external waste dilution.
- The *in situ* corrected 4E PGE grade is used for the estimation of Mineral Resources.
- The geostatistically estimated density is used.
- A buffer zone of 10m either side of the major dykes has been EXCLUDED.
- The Mineral Resource includes the upper and the lower chromitite layers.
- Geological losses applied: 10%



Vygenhoek Project

Aquarius acquired the mineral rights over the eastern quarter of the Everest North UG2 Resource on the farm Vygenhoek 10 JT from Implats in the year 2000. The mineral right was subsequently converted to a new order right in terms of the MPRDA.

The Vygenhoek Project is situated 35km south-west of the town of Mashishing and 30km north-east of Roossenekal in Mpumalanga, South Africa. The exploration of the Vygenhoek prospect is being undertaken in terms of an exploration agreement entered into between AQPSA and Sylvania Resources Ltd.

The depositional model of the UG2 Reef being explored for is thought to have been deposited in synclinal structures in the floor rocks in which mineralisation has "ponded" such as at Aquarius' Everest South and Marikana Mines on the eastern and western limbs of the Bushveld Complex respectively.

The exploration programme consisted of drilling, trenching as well as surface mapping. In total, seven trenches were dug and 21 boreholes drilled resulting in 62 UG2 Reef intersections for a total of 2,635.25m drilled. The Mineral Resource as indicated below has subsequently been re-estimated.

Mineral Resources

Vygenhoek Project			
Category	Mt	4E g/t	4E Moz
Measured	3.08	5.11	0.51
Total	3.08	5.11	0.51

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Mineral Resources (after application of geological losses)

Vygenhoek Project			
Category	Mt	4E g/t	4E Moz
Measured	2.77	5.11	0.46
Total	2.77	5.11	0.46

g/t = corrected 4E grade (Pt+Pd+Rh+Au)

Notes on the Mineral Resource statement:

- The Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.
- The *in situ* corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are EXCLUDED from Mineral Resource estimations.
- The geostatistically estimated density is used.
- Geological losses applied: 10.0%


-86 000 Y
-85 000 Y
770 000 X
770 500 X
771 000 X
771 500 X
N
0
250 m
SCALE

Vygenhoek Project Mineral Resources

- Measured
- Dyke
- Exploration borehole
- Trench

Sterkfontein Prospect

The Sterkfontein Resource is a continuation of the Everest orebody under the Groot Dwars River towards the western boundary of the Everest Mine mining license tenements, and occurs at depths of 0–110m below the river. The Resource consists of two erosional outliers, with the UG2 occurring as outcrop or sub-outcrop on the eastern side. The outcrop positions have been mapped in the field and hand-held GPS co-ordinates of these positions were used to create the Resource boundary. There is no indication that the stratigraphy, lithology or geological structure would be different to that encountered at the Everest Mine orebody.

This prospect resides under the mining right granted to Everest Mine and exploration will only commence after completion of the Hoogland project.

Chieftains Plain and Walhalla Prospects

Two prospecting rights on the farms Chieftains Plain and Walhalla were granted by the DMR. Since these two prospects on the eastern limb of the Bushveld Complex are adjacent to each other and their exploration activities in the prospecting works programme overlap, they will be reported as one project. Reconnaissance field mapping of the project area was completed and an aeromagnetic survey conducted. Based on the interpretation of the aeromagnetic data, a target area on each of the farms was identified. Focusing on these delineated targets, a drilling programme commenced in October 2008 and two boreholes with a total core length of 4,648.86m have been drilled, one on each farm. The exploration drilling will continue as per the prospecting works programme. Aerial photography will also be conducted during FY2010.

The borehole cores from the three boreholes previously drilled by Implats on Walhalla were purchased and transported to the core shed at Everest Mine.

Zondernaam Project

Aquarius Platinum Limited through its wholly-owned subsidiary, ASACS, concluded the consolidation of a number of exploration properties into a special purpose vehicle know as Zondernaam Mining. The consolidation included the exploration rights of Bakgaga Mining (Pty) Ltd and that of MinEx Projects (Pty) Ltd. This consolidation brings together a total of seven contiguous farms approximately 35km east of Lebowakgomo in the Limpopo Province to the north of the Phosiri dome, and to the west of the producing Lebowa Mine. Once the required regulatory processes have been concluded, ASACS will have a 74% interest in Zondernaam Mining, with Bakgaga Mining holding a 26% interest.

The exploration programme on the Zondernaam properties has been on-going for a number of years and commenced with reconnaissance field mapping, core-viewing and description, a re-interpretation of the existing geological data, a radiometric survey and ultimately an aeromagnetic survey. Deepening of an exploration borehole drilled by Bakgaga Mining resulted in a Merensky Reef intersection with very promising results. Exploration drilling has been continued over the last year with a total core length of 4,471.07m being drilled from two exploration boreholes. Although at depths exceeding 1,500m below surface, both the Merensky and UG2 Reefs were intersected and the assay results received are encouraging.

Corporate citizenship – a summary

Aquarius is committed to ethical and responsible conduct in all aspects of its business, and to act in compliance with the laws and regulations of countries in which it does business. Aquarius recognises that its operations can, and will have an impact on the communities and natural environment, and is committed to achieving an appropriate balance between the economic, social and environmental spheres of its business.

The Group produces an annual Corporate Citizenship Report, which will be published in November 2009. This report, which has been developed in line with the Global Reporting Initiative's (GRI) G3 guidelines, provides further information on the operations directly managed by Aquarius, through its subsidiary AQPSA, and some information on Mimosa.

The following is a summary drawn from that report.

Approach to sustainable development

Aquarius acknowledges that it has a responsibility to its stakeholders – shareholders, employees, contractors, local communities, governments, and investors. The Group is committed to operating efficiently and profitably, while at the same time ensuring the well-being of its employees – this responsibility also extends to the employees of contractors who work on site. The Company engages with and is considerate of the communities living in areas where it operates and every effort is made to preserve and conserve the environment of which it is a custodian. The consumption of scarce resources, such as water and power, is monitored and measured, and Aquarius is participating in the response to the global challenge of climate change.

Given that the Company's primary operations are located in South Africa, compliance with the targets set in the Broad-Based Socio-Economic Charter for the South African Mining Industry (the Mining Charter) and its accompanying Scorecard, which have been developed in alignment with the Mineral and Petroleum Resources Development Act (MPRDA), are deemed to be critical. The Company submits annual reports to the Department of Mining Resources (DMR) on its compliance with the Social and Labour Plans (SLPs) that the Company has developed to meet these targets, as well as its compliance with its environmental management plans (EMP) and mine works plans (MWPs).

Code of conduct

The Aquarius Code of Conduct has been developed by the Board to provide an ethical and legal framework within which all employees conduct the business of the Company.

The Aquarius Board and management have a clear commitment to the Code of Conduct, which covers the following:

- Conflicts of interest
- Legal and regulatory compliance
- Corporate opportunities
- Confidentiality
- Fair dealing
- Use of company assets
- Shareholder value
- Trading in company securities
- Political donations
- Fairness and equity in the workplace
- Health and safety
- HIV & AIDS, and
- The environment

A summary of the Code of Conduct is available on the corporate website, www.aquariusplatinum.com.

Risk management – strategic risk oversight

As an integral part of its corporate governance, Aquarius has adopted a continuous review process whereby strategic risks are identified, monitored and actively managed through the allocation of appropriate resources to address such risks. These include: risks related to sustainability.

- Safety, health and environmental performance, with the aim of achieving the goal of 'zero harm';
- Attracting and retaining the requisite skills, and ensuring that structures are in place to deliver on production objectives, in an efficient manner, as set out in the Group's stated strategic plan. The Company places an emphasis on organisational diversity and improved employee engagement and participation in all business activities; and
- Maintaining unit production costs in the lowest quartile of the industry.
- Maintaining the safe, efficient and productive use of contractors on key operations of the Group.
- Maintaining effective project management processes and skills to ensure successful project implementation and delivery on our operations.
- Protecting and maintaining the security and reliability of physical assets.
- Retaining process, systems and technological competitiveness.
- Continually reviewing, evaluating and developing growth opportunities for the Group through acquisition, organic growth and exploration.
- Retaining permission to operate, on a fully compliant basis, within a dynamic legal and regulatory environment.
- Managing the socio-political uncertainties that affect the Zimbabwe operation.
- Addressing relevant issues regarding corporate responsibility, and being recognised as a good corporate citizen in the countries and communities in which the Company operates.
- Ensuring that impacts on the business in terms of utility supply disruptions are minimised.
- Ensuring that risks associated with suppliers and logistics are minimised.
- Managing, through appropriate health policies, the impact of HIV & AIDS on employees.

Economic empowerment

Black economic empowerment (BEE) is a vital policy instrument to broaden the economic base of South Africa and to stimulate greater economic growth and employment.
Aquarius contributes to BEE by:

- Turning to account assets or portions of assets that were previously believed to be unavailable, and through the equity ownership of its operations by BEE entities.;
- Job creation and personal development of employees;
- Implementation of procurement practices that promote the creation and development of small- and medium-sized enterprises while favouring those classed as being previously disadvantaged.

At year-end, the Savannah Resources Consortium (SavCon), a leading BEE entity, held a 20% stake in Aquarius. SavCon consists of three individual companies:

- Savannah Resources, a black-owned mining and resources investment company focussing on precious and non-ferrous metals mining in South Africa. Headed by Zwelakhe Sisulu, Savannah Resources forms the core of the BEE consortium.
- Chuma Holdings, a BEE fund owned by women and led by Andy Kawa and HRH Princess Zenani Mandela-Dlamini. The primary



beneficiaries of the fund are two trusts created to benefit HDSAs in the fields of education, health and social welfare. Chuma is a private company incorporated in Chuma Holdings (Pty) Limited.
- Malibongwe, a controlled investment of the Malibongwe Women's Development Organisation, a non-government, non-profit organisation focusing on the women of South Africa, and on the plight of the poorest of the poor in particular.

In line with the procurement guidelines and targets set in the MPRDA and the Mining Charter regarding the progressive transformation of the South African economy, AQPSA has given preferred supplier status to HDSA companies, and some 79% of the Group's expenditure in FY2009 was with BEE companies.

Safety and health

Safety is a priority for Aquarius, and a key performance evaluation parameter for management, employees and contractors alike.

There was an improvement in safety performance during the year. Regrettably, however, three fatalities (FY2008: nine) were reported during the review period: two at Kroondal and one at Marikana. The Board and management of Aquarius extend their condolences to the families and colleagues of:
- Mr. Siyabonga Hlungwani, fitter assistant, an employee of former mining contractor Redpath Mining, at Kroondal's K5 shaft, on 5 September 2008
- Mr. Castigo Machel, a load haul dumper operator and employee of Redpath Mining, at the Kroondal Mine on 18 December 2008
- Mr. Victor Ndou, a mechanical assistant and employee of MCC Contracts at the Marikana mine, on 7 January 2009.

The fatal injury incidence rate (FIFR) for AQPSA of 0.03 per 200,000 hours worked was 24% lower than in FY2008, while the disabling injury incidence rate (DIIR), was 0.86 per 200,000 hours worked.

AQPSA – FIFR per 200,000 hours worked


0.05
0.04
0.03
0.02
0.01
0.00
FY2007
FY2008
FY2009

AQPSA – DIIR per 200,000 hours worked


1.0
0.8
0.6
0.4
0.2
0.0
FY2007
FY2008
FY2009

During the year, Aquarius embarked on an intensive safety risk review process. During investigations, it became apparent that the focus of the assessment areas needed to be expanded in terms of the baseline risks for the Group. Initially, expanded risk reviews will focus on the four primary risk areas, namely falls of ground, trackless mobile machinery, belts and underground fire. The process has resulted in improved safety management measures, as well as the means to improve and sustain safe behaviour at all its operations. A successful pilot programme using computer simulated training to demonstrate a fall of ground accident and its consequences, as well as belt-related accidents was implemented at Everest. The programme was so well received that it is now being expanded to incorporate trackless equipment accidents too. The programme is to be rolled out at Kroondal and Marikana during the next financial year.

The roll-out of the Group-wide corporate strategy also has a positive impact on safety performance. The behaviour-based Areboleleng initiative reinforces this strategy and embeds the values of working safely as a team. Kroondal mine achieved a significant milestone when it recorded one million fatality free shifts during the year. It is encouraging that the Group recorded a period of six fatality-free calendar months during the year.

Health

The Group's occupational health partner, Platinum Health, is based in Rustenburg and offers AQPSA employees quality medical care at an affordable rate. In addition to the hospital available to employees, two 24-hour clinics are stationed at Kroondal and Marikana, both of which are manned by professional nursing staff. Platinum Health also provides ambulance and emergency services as well as immediate life support, both above and below ground.

From an occupational health point of view, noise-induced hearing loss (NIHL) and tuberculosis (TB) present the greatest challenges. Ongoing medical surveillance of all employees and contractor employees ensures that these illnesses are identified and treated as early as possible, and that treatment and compensation are provided.

Human capital

All the Group's South African operations reported an improvement in industrial relations following the introduction of the Areboleleng initiative.

Employees and contractors (30 June 2009)

	FY2009			FY2008
	Employees	Contractors	Total	Total
AQPSA – Corporate and management division	19	0	19	15
Kroondal	28	4,483	4,511	3,785
Marikana	11	1,628	1,639	1,930
Everest*	47	0	47	2,735
Platinum Mile	4	57	61	51
Total (excluding Mimosa)	90	6,168	6,258	8,501
Mimosa (50%)	812	154	966	897
Total (including Mimosa)	**921**	**6,322**	**7,243**	**9,413**

**At the end of December 2008, Everest employed 1,866 employees and 124 contractors. Following the temporary cessation of operations, Aquarius retained 47 employees at Everest as at June 2009.*



At the end of June 2009, the Group employed 7,243 people, employees 13% employees and 87% contractors. This excludes 1,867 employees who left the Company in December 2008, following the temporary cessation of operations at Everest mine.

Employee turnover for the Group (employees directly employed by Aquarius) as a whole was 38% (excluding those employees who left the Company as a result of the cessation of operations at Everest). This was mainly a result of restructuring at Kroondal and Marikana as well as at the metallurgical and the safety, health and environment departments.

Mining and processing operations at Kroondal and Marikana continue to be undertaken largely by specialist contractors. In FY2009, these were further consolidated under the contractor Murray and Roberts Cementation.

AQPSA's SLPs continue to address the requirements of the MPRDA, including human resource development, skills development, the recruitment and advancement of historically disadvantaged South Africans (HDSAs) and women in mining, as well as local economic development.

At the end of June 2009, around 9% of AQPSA's workforce was made up of women in mining, and 39% of management were HDSAs.

Training and development continued to be a significant area of focus, with almost all AQPSA and contractor employees having undergone various training programmes during the year. Attention continued to be paid to adult basic education and training (ABET), with 733 employees (including contractor employees) having participated in ABET.

During the review period, AQPSA supported 18 bursars/interns (FY2008: 18) in the following fields of study: electrical engineering, mechanical engineering, and metallurgical and chemical engineering.

Collective bargaining structures are in place at all AQPSA operations, and are largely run under the auspices of the contractor companies. A total of 80% of employees were members of a union in FY2009, with the primary unions represented being the National Union of Mineworkers (NUM) (62%), and Solidarity (35%).

Respect for human rights is entrenched within the constitution and labour relations regulations in both South Africa and Zimbabwe. Collective bargaining and freedom of association, forced labour, child labour and indigenous rights are also all encapsulated within the Company's code of practice. These rights are not deemed to be under threat by the Company at any of its operations, although the right to strike is cause for concern in Zimbabwe.

HIV & AIDS

HIV & AIDS remains a national health priority in southern Africa. In South Africa, AQPSA and its contractors have in place HIV & AIDS programmes, and voluntary counselling and testing (VCT) is offered at all operations. In FY2009, employees were tested, with HIV-positive employees being referred to a practitioner or clinic. All employees and their dependents have access to anti-retroviral treatment (ART).

Community development

During the review period, the Group has supported many worthy community development initiatives, primarily focusing on local economic development and the upliftment of those communities closest to its operations.

Major projects undertaken include:

- The formalisation of the Lapologang village into an officially certified township in December 2008 and its official handover to the Rustenburg Local Municipality (RLM) in May 2009. Lapologang is located approximately 2km from Marikana mine, on part of the land purchased for mining activity. Before the formalisation of Lapologang, AQPSA entered into a service level agreement with the RLM in terms of which Marikana mine would provide the village with basic essential services and management of the village for a period of five years. By formalising Lapologang, each household received a title deed confirming the ownership of the land and property in which they live.
- Funding of the construction of a new administration block at a cost of more than R1.25 million at Retief Primary School. The new building has been handed over to the North West Province Department of Education. This has alleviated space constraints at the school, thus benefitting learners from Lapologang and the surrounding communities.
- AQPSA, together with local landowners and the RLM, devised a development plan for the informal settlement of Ikemeleng, located adjacent to the Kroondal mine. The plan, which is seen as being integral to the long-term sustainability of Ikemeleng, is intended to help achieve coordinated development in a way that promotes health, safety, order and general welfare as well as efficiency, economy and participation in the development process.
- Formalisation of Ikemeleng as a fully recognised township and hand over to the RLM in much the same way as was Lapologang within the next financial year. However, as Ikemeleng has not yet been formalised and handed over to RLM, this settlement does not yet qualify for the provision of basic services from the RLM. To alleviate the situation Kroondal provides Ikemeleng with 20,000 litres of water daily from tankers situated in the settlement as well as the rental of 150 fully serviced chemical toilets. The total cost of these services in FY2009 was R290,587.
- In 2008, the RLM applied for a Municipal Infrastructure Grant (MIG) to initiate bulk water supply, yard connections and to provide ventilation improved pit (VIP) toilets. AQPSA made financial provision to fund the 30% portion of the project cost not covered by MIG. This funding included R2.9 million for yard connections and R3.4 million for VIP toilets. These amounts will only be paid at the end of the project implementation phase.
- AQPSA built two new classrooms at Rustenburg Primary School at a cost of R260,558 and renovated existing buildings and constructed an administration block and two new classrooms at Kroondal Farm School



at a cost of R217,024. Tirelong Intermediate School also received a new administration block and five new classrooms at a cost of R511,962.

- AQPSA also allocated R3.1 million to the design, architectural services and construction of an early childhood development centre in Ikemeleng. This project was completed in June 2009.

Environment

Environmental management is an integral part of the management of the operations. EMPs are in place at all operations and guide both the strategic and day-to-day environmental management programmes. These plans were developed from the original environmental impact assessments (EIAs) developed for each operation and are dynamic documents that consider changing circumstances, new legislation and developments in environmental practices. These EMPs have been agreed with the regulatory authorities and a compliance audit is undertaken on an annual basis by an external consultant. These audits are submitted to the DMR in support of AQPSA's mining licences. Audits, which were undertaken in late 2008, and then again prior to the end of the 2009 financial year, indicated that Aquarius is principally in compliance and minor issues of non-compliance have been addressed.

The primary areas of environmental concern are:

- Minimising resource usage;
- Optimising and reducing energy and water usage. Energy is a primary driver of costs, both currently and in the future. Water is a scarce resource in southern Africa. (AQPSA's operations are zero discharge operations).
- Understanding risks and opportunities relating to climate change, and effecting greenhouse gas emissions reductions.
- Waste management.

Aquarius participated in the Carbon Disclosure Project (CDP) 2009 survey. This submission may be viewed at www.CDProject.net.

Operational management

Aquarius – South Africa

Stuart A Murray*
B.Sc. (Chem.Eng), AMI ChemE
Executive Chairman
After obtaining his degree in Chemical Engineering from Imperial College, London, Mr. Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Following a 17-year career in the South African platinum industry, Mr. Murray joined Aquarius Platinum Limited in May 2001 and was appointed Chief Executive Officer.

Hugo Höll*
BSc (Chem Eng), MBA
Managing Director
Mr. Höll joined AQPSA in 2002 as Project Manager responsible for the Everest South Feasibility Study. Mr. Höll was appointed General Manager: Everest in 2004 to manage the Everest project from construction to commissioning and subsequently assumed operational responsibility. Mr. Höll was appointed General Manager: Projects and Transformation in November 2007 and was appointed as Managing Director in September 2008. Mr. Höll brings with him 15 years' experience in the mining industry, 12 of which were at senior management level.

Paul A Smith
B.Sc (Chem, Geo), DMT (Extractive Metallurgy), B.Com (Hon), MBA
Director: New Business – Aquarius Platinum (SA) Corporate Services
Mr. Smith joined Aquarius as Director: New Business in July 2008. Mr. Smith has 12 years of stock broking and corporate finance experience in the South African and African natural resources sector. Prior to joining the finance industry Mr. Smith worked for five years in metallurgical operations management in the then Gencor group of companies, in the gold, chrome and manganese sectors.

Anton Lubbe*
BSc (Mining), GDE, MBA
Operations Director: West
Mr. Lubbe joined AQPSA in October 2008 as Operations Director Western Limb Operations. Mr. Lubbe has 28 years of mining experience, with exposure to gold, platinum, chrome and copper. He has 10 years of experience as General Manager, three years as Divisional Director New Business for DRDGOLD, and three years contracting experience as Operations Director of JIC (Mining). He also served on the boards of DRDGOLD and its subsidiaries, and Westdawn Investments (Trading as JIC Mining).

Anton Wheeler*
Pr Tech Eng
Operations Director: East
Mr. Wheeler joined AQPSA in April 2006 as Operations Director and after a term as Managing Director was appointed Operations Director: East in September 2008. Mr. Wheeler began his career in gold and coal mining, moving to platinum mining in 1988 when he joined Impala Platinum Holdings Limited (Implats) where he held various senior positions including that of Operations Director of Zimplats.

Hélène Nolte*
CA(SA)
Finance Director
Ms. Nolte joined AQPSA in July 2008 as Finance Director. She began her career at KPMG where she spent 10 years providing services to predominantly mining industry clients, her last position being that of Senior Audit Manager. She has been involved with AQPSA since 1999 in an audit capacity and from 2004 in a consulting capacity.

* *Denotes Board member of AQPSA.*

Hulme Scholes*
BA Law & LLB
Commercial Director
Mr. Scholes joined AQPSA as Commercial Director in August 2008. Mr. Scholes holds a BA Law and LLB degree from the University of the Witwatersrand and is an Admitted Attorney of the High Court of the Republic of South Africa. Mr. Scholes specialises in mining and mineral law and has practiced exclusively in the field for 15 years. Prior to joining AQPSA, Mr. Scholes was a partner at Werksmans Attorneys from 1999 and a non-executive director of AQPSA from 2004.

Gabriël (Gawie) de Wet
B.Sc. Eng (Mech)
General Manager: Engineering
Mr. de Wet obtained his mechanical engineering degree from the University of Pretoria in 1986 and after graduation joined Iscor Mining Company. He also holds a Post Graduate Diploma in Maintenance Engineering. Mr. de Wet held various positions at Iscor's Coal division until he joined Kroondal Mine in March 2000 as Engineering Manager. Mr. de Wet was subsequently appointed as General Manager Engineering in March 2003.

Mkhululi Duka
B.Soc.Sc. (UCT), P.G.D. HRM, Cert. Advanced OD, Cert. Financial Management (UNISA)
General Manager: HR and Transformation
Mr. Duka began his career as a human resources professional at Eskom in 1994 after graduating in a Bachelor of Social Sciences & Humanities degree from the University of Cape Town. Mr. Duka acquired and shared his experience and human resource expertise in various industries such as energy, government, banking, mining, and oil and gas. He was Senior Human Resources Manager at the Petroleum Oil & Gas Corporation of South Africa (Pty) Ltd (PetroSA) before joining AQPSA as Group Human Resources Manager in June 2008. Mr. Duka was subsequently appointed General Manager: HR and Transformation in August 2008.

Graham Ferreira
B.Compt, (Hons) B.Acc, CPA
General Manager: Group Administration and Company Secretary
Mr. Ferreira has been with AQPSA and its forerunners from May 1998. Mr. Ferreira was appointed General Manager Group Administration and Company Secretary in 2001. He commenced his career with Ernst & Young in 1976 mostly servicing the mining industry clients and later gaining experience in the retail and trade exhibition industries.

Wessel Phumo
NHD (Mining Engineering) B.Tech (Mining Engineering)
General Manager Operations: Marikana
Mr. Phumo began his career as a learner official at Saaiplaas Gold Mine in January 1988 and held various positions in the Harmony Group until he joined AQPSA in May 2007 as Mine Manager. Mr. Phumo was appointed General Manager Operations: Marikana in December 2007.

Gus Simbanegavi
BSc (Mining), MBA , MAusIMM
General Manager Operations: Everest
Mr Simbanegavi joined AQPSA in May 2008 as mine manager for Marikana operations. He was recently appointed General Manager Everest Mine. Prior to joining AQPSA, Mr Simbanegavi was employed by Zimplats in 2001 and held several senior management positions for both open pit mining and mechanised underground mining. He has more than 10 years' mine management experience in both gold and platinum mining.

Abraham van Ghent
BSc Mining Engineering
General Manager Operations: Kroondal
Mr van Ghent joined AQPSA in July 2009. A mining engineer with 25 years' relevant mining experience, Mr van Ghent was previously employed by Murray and Roberts (MRC) as senior project manager at the Kroondal and Marikana mines. He started his mining career in 1985 as a learner official at Elandsrand Gold Mine and worked for AngloGold Ashanti Limited for 20 years before moving to MRC.

Operational management cont.

Aquarius – Zimbabwe

Winston Chitando
B Acc
Managing Director
Mr. Chitando was appointed Managing Director with effect from 1 October 2007 and is responsible to the board for the implementation of Mimosa's strategic plan. Mr. Chitando has been Executive Director of Mimosa since 2002. Up until 30 September 2007 he was also Commercial Director of Zimasco. On leaving college in 1985 Mr. Chitando joined Wankie Colliery Company. From 1990 he worked for Anglo American Corporation Zimbabwe before joining Zimasco in 1997.

Herbert S. Mashanyare
B.Sc (Chem), MPhil (applied Research in Metallurgy), M Sc. Eng; DIC (Diploma of Imperial College)
Technical Director
Mr. Mashanyare was appointed Technical Director in July 2004 and is responsible for projects, research and development, and the implementation of best practice at Mimosa. He reports directly to the Managing Director. Mr. Mashanyare was previously the Metallurgical Executive responsible for process projects and improvements. His prior work experience includes eight years at Rio Tinto Zimbabwe, six years at the Institute of Mining Research and 13 years at Zimasco.

Peter R Chimboza
B.SC. (Physical Science)
Production Director
Mr. Chimboza joined Mimosa Mining Co. (Pvt) Ltd in August 2004 as General Manager and was appointed Production Director in January 2006. Mr. Chimboza is responsible for operations at Mimosa Mine. Prior to joining Mimosa, Mr. Chimboza worked for Zisco Steel and Zimasco in senior management positions at their metallurgical processing operations.

Fungai Makoni
B.Comm Accounting, CTA, Part II FQE ICAZ
General Manager Finance and Company Secretary
Mr. Makoni joined Mimosa in December 2004 as Finance Executive in the Harare Office and was appointed Company Secretary in April 2004. He was subsequently appointed to the position of General Manager Finance and Company Secretary on 1 October 2007. After college, Mr. Makoni trained with Deloitte & Touche in Zimbabwe before joining Zimasco as the Finance Manager in 2002.

Nathan Shoko
B.Comm, Post-Graduate Diploma in Applied Accounting, Diploma in Management Accounting
Commercial Executive
Mr. Shoko joined Mimosa in August 2003 as Finance Executive responsible for finance and administration at the mine. Mr. Shoko was subsequently appointed Commercial Executive in February 2008 with responsibilities for procurement, estates, administration of capital and contracts management. Prior to joining Mimosa, Mr. Shoko was the Finance Manager for Zimasco. After college, Mr. Shoko trained with Deloitte & Touche in Zimbabwe before joining Zimasco in 1999.

Tapson Nyamambi
Certificate of Competency in Mine Survey
General Manager Mining
Mr. Nyamambi is a qualified Surveyor, who also pursued a mining career as a learner mining official with Zimasco (Pvt) Ltd during the period 1995 to 1997. He joined Mimosa Mining Company in 1998 as Production Superintendent and rose through the ranks, to become Mining Manager and eventually Mining Executive in February 2006. Mr. Nyamambi is currently employed as the General Manager (Mining) responsible for all mining outputs

Admire I. Makuvaro
Bsc Engineering Honours (Mechanical)
Engineering Executive
Mr. Makuvaro joined Mimosa in 2001 as Project Engineer responsible for Phase III expansion and was appointed Engineering Executive in February 2009. Prior to joining Mimosa Mr. Makuvaro was project engineer for Zimasco from 1996.

Risk management

Strategic risk oversight

The Aquarius Platinum Board of Directors has appointed an Audit and Risk Committee. In terms of its Charter, the Audit and Risk Committee is responsible to the Aquarius Platinum Board for all its operations and responsibilities. A copy of this Charter is available on the Company web site (www.aquariusplatinum.com). With respect to the Group risk profile and the management thereof, the Audit and Risk Committee has appointed an Operational Risk Management Oversight Committee, chaired by a senior management executive, independent of direct line operations management.

The Operational Risk Management Oversight Committee meets on a quarterly basis to review and update the Group risk profile and reports directly to the Audit and Risk Committee on a quarterly basis.

Strategic risks facing the Group are identified, monitored and actively managed through the allocation of appropriate resources to address the risks identified.

The allocation of resources currently focuses on the alignment of an organisational strategy that will ensure:

- Continuous improvement in safety, health and environmental performance towards the goal of 'zero harm'.
- The requisite resources, skills and structures are in place to deliver on production objectives, as efficiently and cost-effectively as possible, in line with the Group's stated strategic plan.
- The Company attracts, develops, retains and motivates the requisite management, operational, technical and business skills.
- Organisational diversity and improved employee engagement and participation in all business activities.
- The most efficient management of the Group's mineral resource base, to maximise the value thereof to the Group and its business partners.
- Maintaining the safe, efficient and productive use of contractors on the Group's key operations.
- Sustaining unit production costs in the lowest quartile of the industry.
- Maintaining effective project management processes and skills to ensure successful project implementation and delivery on our operations.
- Protecting and maintaining the security and reliability of physical assets.
- Retaining process, systems and management technology competitiveness.
- Continually reviewing, evaluating and developing growth opportunities for the Group through acquisition, organic growth and exploration.
- Retaining permission to operate, on a fully compliant basis, within a dynamic legal and regulatory environment.
- Managing the uncertainties that affect the Zimbabwe operation.
- Addressing relevant issues regarding corporate responsibility, and being recognised as a good corporate citizen in the countries and communities in which the Company operates.
- Ensuring that impacts on the business in terms of utility supply disruptions are minimised.
- Ensuring that risks associated with suppliers and logistics are minimised.
- Managing through appropriate health policies the impact of HIV and AIDS on employees.

Directors' report

The Directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the Group for the financial year ended 30 June 2009. The consolidated financial information is presented in US dollars.

Directors

The names of the Directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley
Non-executive Chairman
Mr. Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd, Wah Kwong Maritime Transport Holdings Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr. Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr. Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr. Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray
Chief Executive Officer
Mr.Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr. Murray commenced his career in 1984 with Impala Platinum Holdings Limited. He is Chairman of Aquarius Platinum (South Africa) (Pty) Ltd, the Group's 100% owned subsidiary. Mr. Murray sits on the Boards of Mimosa Investments Limited the Group's 50% owned Zimbabwean subsidiary, Platinum Mile Resources (Pty) Limited the Group's 50% owned tailings retreatment company, and Aquarius Platinum (SA) Corporate Services (Pty) Limited, the owner of 50% of the Chrome Tailings Retreatment Plant. Mr. Murray is a member of the Nomination Committee and Executive Committee of AQPSA.

Sir William Purves
Non-executive Director
Sir William Purves joined The Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix
Non-executive Director
Mr. Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr. Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a

company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr. Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam
Non-executive Director

Mr. Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr. Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, which completed its listing on the LSE on 1 June 2007 and is Senior Independent Director of the South African company Namakwa Diamonds Ltd., which completed its listing on the JSE in December 2008. Mr. Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Tim Freshwater
Non-executive Director

Mr. Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 35 years. Mr. Freshwater, Vice Chairman of Goldman Sachs Asia, is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr. Freshwater was appointed to the Aquarius Platinum Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna
Non-executive Director

Mr. Morna is an Executive Director of Savannah Resources (Pty) Limited (Savannah), the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr. Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr. Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr. Morna joined the Board of AQPSA in February 2005 and was appointed to the Aquarius Platinum Board during February 2007. Mr. Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana

Mr. Mankazana is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Mr. Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr. Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr. Mankazana joined the Board of Aquarius(SA) in February 2005. He was appointed to the Aquarius Platinum Board during November 2008 and is a member of the Nomination Committee of the Group.

Company secretary

Willi M.P. Boehm

Mr. Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 29 years experience.

Interests in the shares and options of the company

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	
Common Shares	
N.T. Sibley	1,777,777
S.A Murray	1,676,231
Sir W. Purves	–
D.R. Dix	100,000
G.E. Haslam	16,666
T Freshwater	–
K. Morna [1]	68,658,728
Z. Mankazana [1]	68,658,728

[1] The interests held by Mr. Morna and Mr. Mankazana arise as a result of their directorship and beneficial interest in Savannah which, as a member of the Savannah Consortium, holds 68,658,728 Common Shares.

Principal activities

The principal activities of companies within the Group during the financial year were mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine, the Everest platinum mine, the Platinum Mile joint venture and the Chrome Tailings Retreatment Plant.

Results of operations

The net loss of the Group after provision for income tax and non controlling interest was a loss of $45.742m for the year (2008: net profit of $236.474m).

Review of operations

Operational highlights during the year included:

- Group attributable production of 455,675 PGM ounces despite suspension of operations at the Everest Mine (2008: 500,203 PGM ounces).
- Improved production at all operating units; up 13% in total (excluding Everest & Platinum Mile).
- Recovery in operating margins through the second half of the financial year (2H) at South African operations.
- Capital raising completed by way of equity placement, rights issue and convertible note issues.
- Completion of the acquisition of Ridge Mining in July 2009.
- Mimosa Wedza Phase 5.5 expansion successfully completed and commissioned.
- Completion of the final phase of the Group's South African BEE transaction effectively increasing Aquarius' shareholding in AQPSA to 100%.

Total mine PGM production for the year increased 1% to 847,283 PGM ounces despite the temporary suspension of Everest in December 2008. Production attributable to Aquarius was 9% lower at 455,675 PGM ounces. The decrease in attributable production was due entirely to the reduction in production at the Everest mine. Encouragingly all other operations increased annual production by 49,463 PGM ounces (13%) compared to FY2008.

On 27 October 2008, Aquarius Platinum announced the completion of the final phase of its South African BEE transaction with SavCon whereby SavCon exchanged its 32.5% shareholding in AQPSA for 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius increased its holding in AQPSA to 100% of AQPSA providing a modest boost to earnings.

In March 2009, the Boards of Aquarius and Ridge announced their agreement on the terms of a possible recommended all share offer by Aquarius for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge Shares.

Subsequent to year end, Ridge Shareholders on 6 July 2009 voted in favour of the acquisition of Ridge by Aquarius by means of a scheme of arrangement. Ridge Mining is now 100% owned by Aquarius Platinum Limited.

During the last quarter of the financial year Aquarius concluded its capital base restructuring raising gross proceeds of $270 million by way of:

- $118.5 million from an equity placement of 46,330,000 common shares;
- $73.5 million from a rights issue of 41,491,737 common shares as part of the 1 for 9 rights issue; and
- $78.0 million (R650 million) from a convertible bond issue of 65,000 bonds of R10,000 par value.

Aquarius utilised funds received from the capital raising and convertible bond to reduce Group debt by paying out the RMB bridge facility of R1.577 billion ($177 million) in May 2009. As a result, the Group's balance sheet is significantly stronger; Group debt comprises $8 million of mainly bank interest bearing debt at Mimosa and $76 million of convertible bonds issued.

In Zimbabwe, Aquarius the Wedza 5.5 expansion was successfully commissioned in May 2009, providing capacity to produce 200,000 PGM ounces per annum of which 50% is attributable to Aquarius..

The proposed amendments to the Mines and Minerals Act in Zimbabwe which were tabled just before the dissolution of the previous parliament have been withdrawn by the current Minister of Mines. The Minister has requested for input from the industry through the Chamber of Mines.

Since the announcement of the National Budget and Monetary Policy Statement in January 2009 that liberalised foreign currency trading in Zimbabwe there has not been any further changes in the foreign currency regime.

Operating results

Aquarius recorded a consolidated loss for the year to 30 June 2009 of $45.7 million (US$ 13.30 cents per share) compared to a prior year profit of $236.5 million. The result is attributable to a number of factors but in the main a collapse of PGM prices during the first half of the financial year and reduced production due to the suspension of operations at the Everest mine in December 2008.

Significantly, earnings in the second half of the financial year (2H 2009) reflected a $94.4 million swing resulting in a net profit of $24.4 million in 2H. This net profit was achieved despite lower production (Everest), the impact of dollarisation of the Zimbabwean economy and a significant strengthening in the value of the SA Rand against the US$ in 2H. The net profit achieved in the second half is attributable to improved US$ PGM prices (both provisional and realised) lifting from the lows experienced in the December 2008 quarter.

Revenue from ordinary activities for the FY2009 was $311 million (comprising sales revenue of $300 million and interest income of $11 million), down from the previous corresponding period due to the factors described above. Revenue in 2H 2009 was $32 million higher than 1H 2009 despite lower production, reflecting a return to improved PGM prices.

The Group cash balance was $153.6 million at 30 June 2009.

Dividends

The 2008 final dividend of US$10 cents per common share was paid during October 2008. An interim dividend has not been paid during the year. The Directors have not declared a final dividend for the year ended 30 June 2009.

Significant changes in the group's state of affairs

The Directors are not aware of any significant changes in the state of affairs of the Group that occurred during the financial year, which has not been covered elsewhere in this annual report.

Events subsequent to the end of the financial year

On 6 July 2009, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine is currently entering production and will further diversify Aquarius' portfolio, increase its resources base, add new production ounces and longevity to its production profile and add significant optionality with the new Sheba's Ridge project.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge project which is in the start up phase and which shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

The total cost of the business combination was US$113,108,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. The ordinary shares have a total fair value of GBP65,885,443 or US$107,575,775. Aquarius granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners. The replacement options have a total fair value of GBP1,857,565 or US$3,032,976.

The consolidated net assets of Ridge at 31 December 2008 was US$108,599,000 from its 31 December 2008 Full Year Results. The Group is currently undertaking an assessment of the fair values of the assets, liabilities and contingent liabilities of Ridge. Accordingly it is impracticable to provide further information.

Likely developments and expected results

Other than matters referred to in this report, the Directors make no comments regarding the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the Directors, any further disclosures might prejudice the interests of the Group.

Environmental regulation and performance

Companies within the Aquarius Platinum Group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr. Hugo Höll, Managing Director of AQPSA, is the officer responsible for compliance on these matters for all South African properties within the Group. Mr. Winston Chitando, Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. In South Africa, the Company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

Directors' and officers' insurance

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current Directors and officers. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

Going concern

The Directors are satisfied that the Company has adequate financial resources to continue in operational existence for the foreseeable future.

The financial statements have been prepared on the going concern basis.

Directors' and executives' emoluments

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the Group and the other key management personnel in aggregate during the financial year are shown in the table below. Refer also Note 36 – Share-based Payment Plans and Note 37 – Related Party Disclosures for participation by the Directors' and the key management personnel in the Company's Share Plan and Option Plan.

Meetings of directors

The number of meetings of the Board of Directors of the parent entity held during the year ended 30 June 2009 and the number of meetings attended by each Director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & succession planning	Audit & Risk	Nomination	Board	Remuneration & succession planning	Audit & Risk	Nomination
N.T. Sibley	8	1	4	1	6	1	4	1
S.A. Murray	8	–	–	1	8	–	–	1
D.R. Dix	8	–	4	1	5	–	4	1
G.E. Haslam	8	1	4	1	6	1	4	1
Sir W. Purves	8	–	4	1	6	–	4	1
T. Freshwater	8	–	–	1	6	–	–	1
K. Morna	8	–	–	1	8	–	–	1
Z. Mankazana	8	–	–	1	4	–	–	1

Directors' report cont.

Directors' remuneration

Director	Board fee $	Remuneration Committee $	Senior Independent Director $	Audit/ Risk Committee $	Base salary $	Bonus $	Share options $	Retirement benefits $	Total $
N.T. Sibley	195,000	–	–	–	–	–	–	–	195,000
S.A. Murray	75,000	–	–	–	829,181	55,345	–	45,673	1,005,199
D.R. Dix	75,000	–	–	7,500	–	–	–	–	82,500
G.E. Haslam	75,000	12,000	–	7,500	–	–	–	–	94,500
Sir W. Purves	75,000	–	15,000	15,000	–	–	–	–	105,000
T. Freshwater	75,000	–	–	–	–	–	–	–	75,000
K. Morna	75,000	–	–	–	–	–	–	–	75,000
Z. Mankanzana*	50,000	–		–	–	–	–	–	50,000
	695,000	12,000	15,000	30,000	829,181	55,345	–	45,673	1,682,199
Other key management personnel	–	–	–	–	1,119,969	149,406	57,229	186,317	1,512,921

* *Mr. Mankanzana was appointed to the Board on 6 November 2008.*

Signed in accordance with a resolution of the Directors.



Stuart Murray
Director
30 September 2009

Corporate governance statement

The following Statement sets out the governance practices of the Aquarius Platinum Group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the Group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the Company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

Board of directors

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the Company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each Director has the right to seek independent professional advice on matters relating to their position as a Director or committee member of the Company at the Company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board structure

Name of director in office at the date of this report:	Date appointed to office	Executive/ Non-executive	Independent
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K. Morna	6 February 2007	Non-executive	No
Z Mankazana	6 November 2008	Non-executive	No

The bye-laws of the Company determine that the Board consists of not less than two and no more than nine Directors. At the date of this report, the Board comprises eight Directors, seven of whom are non-executive directors, and one executive director, Mr. Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr. Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.
- Mr. Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr. Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

Independence of non-executive directors

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all Directors, with the exception of Mr. Stuart Murray as CEO of the Company, Mr. Kofi Morna and Mr. Zwelakhe Mankazana, who represent the Savannah Consortium's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the Company or an officer of, or otherwise associated directly with a substantial shareholder of the Company;
b) within the last three years has not been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the Company or another Group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the Company or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the Company or another Group member other than as a Director of the Company;
f) has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interest of the Company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interest of the Company.

Senior independent non-executive director

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

Company secretary

The Company Secretary, Mr. Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All Directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

Succession planning

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the Group in order to maintain an appropriate balance within the Company.

Induction training and continuing professional development

In order to assist new Directors and key executives in fulfiling their duties and responsibilities within the Company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the Company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the Company is provided. It ensures new Directors and key executives are aware of their rights, duties and responsibilities.

Performance review

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the Company and hands on management style requires an increased level of interaction between Directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

Directors' retirement and re-election

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek re-appointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the Chief Executive Office is not subject to retirement by rotation.

Securities trading policy

The Board has adopted a policy covering dealings in securities by Directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' Directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a Director and relevant employees must comply with the Model Code on Directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a Director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by Directors in the securities of the Company are announced to the market.

Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

Audit/Risk Committee

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfiling its corporate governance and oversight responsibilities in relation to the Company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir. William Purves (Chairman)
- Mr. Nicholas Sibley
- Mr. David Dix
- Mr. Edward Haslam

Qualifications of Audit-Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr. Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr. Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr. David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr. Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr. Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr. Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, and is Senior Independent Director of the South African company Namakwa Diamonds Ltd.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the Company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the Company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

Remuneration & Succession Planning Committee

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr. Edward Haslam (Chairman)
- Mr. Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deems all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The Committee reviews compensation arrangements for the Directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of Directors' and officers' emoluments are linked to the Company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee meetings is set out in the Directors' Report.

Nomination Committee

In order to fulfil the Company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all Directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

Continuous disclosure

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the Company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr. Stuart Murray, the Company Secretary, Mr. Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the Company's compliance with its continuous disclosure obligations.

Communications with shareholders

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE, and forwarded to the Securities and Exchange Commission (SEC) in the US. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

Meetings

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the Company.

Code of conduct

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

Corporate governance compliance

Notification of Departure

Item 2.5: Performance evaluation of the Board and key executives

Explanation of Departure

The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the Company and hands-on management style requires an increased level of interaction between Directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.

Item 8.3: Disclosure of remuneration policy and procedures

Explanation of Departure

The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Director's declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:
In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:
   I. give a true and fair view of the financial position as at 30 June 2009 and the performance for the year ended on that date of the consolidated entity; and
   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Stuart Murray
Director
30 September 2009

Audit report

Independent auditor's report to the members of Aquarius Platinum Limited

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled (the Group), which comprises the consolidated balance sheet as at 30 June 2009, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration of the consolidated entity comprising the Company and the entities it controlled at the year's end of from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with the International Financial Reporting Standards. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian and international professional and ethical pronouncements.

Auditor's opinion

In our opinion, the consolidated financial report presents fairly, in all material respects, the financial position of the Group as of 30 June 2009, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young

Peter McIver
Partner
Perth

30 September 2009

Consolidated income statement

for the year ended 30 June 2009

	Note	2009 $'000	2008 $'000
Revenue	7	310,556	919,012
Cost of sales	7	(334,327)	(359,873)
Gross (loss)/profit		(23,771)	559,139
Other income	7	1,815	2,109
Administrative costs	7	(9,919)	(10,467)
Fair value movement in derivative liability	24	3,829	–
Impairment losses	7	(13,050)	–
Foreign exchange gain/(loss)	7	(20,328)	14,286
(Loss)/profit from operating activities before finance costs		(61,424)	565,067
Finance costs	7	(35,968)	(28,260)
(Loss)/profit before income tax		(97,392)	536,807
Income tax (expense)/benefit	8	15,808	(173,214)
Net (loss)profit for the year		(81,584)	363,593
Attributable to:			
Equity holders of the parent	32	(45,742)	236,474
Non controlling interest		(35,842)	127,119
		(81,584)	363,593
Earnings per share			
Basic earnings/(loss) per share (cents per share)	9	(13.30)*	86.58*
Diluted earnings/(loss) per share (cents per share)	9	(13.30)*	86.10*

* Earnings per share has been restated to account for the May 2009 Entitlement Issue to shareholders in accordance with IAS 33

Consolidated balance sheet

as at 30 June 2009

	Note	2009 $'000	2008 $'000
Assets			
Non-current assets			
Receivables	11	11,362	10,795
Available for sale investments	12	1,917	4,804
Property, plant and equipment	13	230,057	214,314
Mining assets	14	270,374	274,270
Restricted cash in environmental trusts	15	12,008	10,359
Intangible asset and goodwill	16	74,167	77,955
Total non-current assets		599,885	592,497
Current assets			
Cash and cash equivalents	19	153,600	170,956
Trade and other receivables	20	119,866	186,964
Inventories	21	43,652	35,941
Total current assets		317,118	393,861
Total assets		917,003	986,358
Equity and liabilities			
Capital and reserves			
Issued capital	29	20,751	13,103
Shares reserved for share plan	30	(2,802)	(1,012)
Reserves	31	444,637	279,292
Retained earnings	32	145,584	217,531
Equity attributable to equity holders of the parent		608,170	508,914
Non controlling Interest	33	–	35,600
Total equity		608,170	544,514
Non-current liabilities			
Payables	22	1,555	2,219
Interest bearing loans and borrowings	23	70,034	1,657
Deferred tax liabilities	8	92,767	111,738
Provisions	25	62,963	58,618
Total non-current liabilities		227,319	174,232
Current liabilities			
Trade and other payables	26	68,622	56,294
Derivatives at fair value	24	6,084	1,039
Interest bearing loans and borrowings	27	6,211	208,161
Current tax liabilities	8	1	1,644
Provisions	28	596	474
Total current liabilities		81,514	267,612
Total liabilities		308,833	441,844
Total equity and liabilities		917,003	986,358

Consolidated cash flow statement

for the year ended 30 June 2009

	Note	2009 $'000	2008 $'000
Cash flows from operating activities			
Receipts from customers		354,558	894,269
Payments to suppliers and employees		(326,729)	(378,364)
Interest received		11,681	28,095
Interest and other finance costs paid		(27,300)	(19,628)
Other income		1,104	2,111
Income taxes paid		(95)	(175,851)
Net cash from operating activities		13,219	350,632
Cash flows from investing activities			
Payments for property plant and equipment and mine development costs		(59,342)	(65,743)
Payments for mine closure/rehabilitation costs		(1,213)	(4,372)
Acquisition of joint venture interest net of cash acquired	17	–	(22,899)
Redeemable deposit		(14,038)	(32,159)
Payments for purchase of equity investments		–	(4,434)
Net cash used in investing activities		(74,593)	(129,607)
Cash flows from financing activities			
Proceeds from issue of shares		192,131	370,203
Share issue costs		(13,661)	(8,035)
Share buy back		–	(733,813)
Return of capital		–	(14,587)
Proceeds from borrowings		73,770	210,361
Repayment of share-plan loans		–	–
Repayment of borrowings		(181,891)	(82,773)
Purchase of shares reserved for share plan		(1,790)	(1,012)
Dividends paid		(26,205)	(51,307)
Dividends paid by subsidiary to non controlling interests		(3,600)	(9,118)
Net cash from/(used in) financing activities		38,754	(320,081)
Net increase/(decrease) in cash held		(22,620)	(99,056)
Cash and cash equivalents at beginning of the financial year		170,956	287,663
Net foreign exchange differences		5,264	(17,651)
Cash and cash equivalents at end of the financial year	19	153,600	170,956

Consolidated statement of recognised income and expenses for the year ended 30 June 2009

	Note	2009 $'000	2008 $'000
Foreign currency translation adjustments		(1,634)	(49,001)
Net gain/(loss) recognised directly in equity		(1,634)	(49,001)
Net profit/(loss) for the year		(81,584)	363,593
Total recognised income and expenses for the year		(83,218)	314,592
Attributable to:			
Equity holders of the parent		(43,788)	209,286
Non controlling interest		(39,430)	105,306
Total recognised income and expenses for the year		(83,218)	314,592

Notes to the consolidated financial statements for the year ended 30 June 2009

1. Corporate information

The consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) for the year ended 30 June 2009 were authorised for issue in accordance with a resolution of the directors on 30 September 2009. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. Basis of preparation

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivative financial instruments that have been measured at fair value.

Statement of compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 37(a).

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The non-controlling interest principally represents the interests in AQPSA not previously held by the Company.

Acquisition of non controlling interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the non controlling interest's share of net assets acquired is recognised in equity.

3. New accounting standards and interpretations

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2008. The adoption of these new and revised Standards and Interpretations had no material effect on the profit and loss or financial position of the group.

The following standards and interpretations have been adopted from 1 July 2008:

- Amendments to IAS 39, Financial Instruments Recognition and Measurement; and IFRS 7, Financial Instruments Disclosure – Reclassification of Financial Assets;
- IFRIC 4 (revised) Determining Whether and Arrangement Contains a Lease

The Group has also elected to early adopt the revisions to both IFRS 3 Business Combinations (IFRS 3(R)) and IAS 27 Consolidated and Separate Financial Statements from 1 July 2008. In accordance with IFRS 3(R), the Group has applied the acquisition method of accounting to all business combinations prospectively from 1 July 2008. The most significant impact on the Group of the adoption of these revised standards is the requirement to expense all transaction costs relating to a business combination and the allocation of losses in a subsidiary to a non-controlling interest. During the current financial year, the Group has expensed transaction costs amounting to $565,207 relating to the acquisition of Ridge Mining Plc and has allocated losses amounting to $7,430,000 to the non controlling interest in excess of their share of attributable net assets (see Note 33).

The early adoption does not significantly impact the current year or comparative financial earnings per share information. The requirement to expense transaction costs in business combinations will impact future accounting periods for the acquisition of Ridge Mining plc (Note 39) and any other future business combinations.

4. Significant accounting judgements and estimates

In the process of applying the Group's accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Determination of mineral resources and ore reserves

Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

4. Significant accounting judgements and estimates (continued)

There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

Impairment of capitalised exploration and evaluation expenditure

The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

Impairment of capitalised mine development expenditure

The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves. To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

In determining recoverable amount, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

4. Significant accounting judgements and estimates (continued)

Impairment of property, plant and equipment

Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

In determining value in use, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis or more frequently if an indication of impairment exists. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer Note 16 for assumptions.

In determining recoverable amount, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

Restoration provisions

The Group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

Convertible bonds

An element of the convertible bond is classified as a derivative liability and is carried at fair value. The fair value is determined by an external party using an option pricing model which takes into consideration the terms and conditions of the instrument.

4. Significant accounting judgements and estimates (continued)

Revenue recognition

The accounting policy for sale of goods is set out in Note 5 (h). The determination of revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the final pricing amount. Management determines this with reference to estimated forward prices using consensus forecasts.

5. Significant accounting policies

(a) Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

5. Significant accounting policies (continued)

(b) Mining assets

Mining assets comprise exploration and evaluation, mineral properties acquired and mine development costs .

Exploration and evaluation expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mineral properties acquired

Mineral properties acquired are recognised at cost. Once production commences these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production. The fair value uplift amortisation expense represents the additional amortisation arising on the fair value adjustment recognised on acquisition of mineral properties acquired in excess of the carrying amount in the acquiree.

5. Significant accounting policies (continued)

Impairment

The carrying value of mineral properties acquired expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of mineral properties acquired is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine development expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

5. Significant accounting policies (continued)

(c) Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

5. Significant accounting policies (continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

5. Significant accounting policies (continued)

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, plant and equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings – 3 to 12.5 years
- Furniture and fittings – 3 to 5 years
- Plant and equipment, including assets held under lease – 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(g) Business combinations and goodwill

Business combinations

Business combinations are accounted for using the acquisition method. The acquisition method requires that the acquirer recognises, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at acquisition date. Acquisition costs directly attributable to the acquisition are expensed in the period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value at the date of acquisition, irrespective of the extent of any non-controlling interest.

5. Significant accounting policies (continued)

(g) Business combinations and goodwill (continued)

For each business combination, the Group has an option to measure any non-controlling interests in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events of changes in circumstances indicate that it might be impaired, and is carried at costs less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing (note 16).

When the recoverable amount of the cash generating unit (group of cash generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash generating unit (group of cash generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of cash generating unit retained.

Impairment losses recognised on goodwill are not subsequently reversed.

(h) Revenue recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of goods

Revenue on sale of mine products is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract.

5. Significant accounting policies (continued)

Sale of goods (continued)

For PGM concentrate sales the sales price is determined on a provisional basis at the date of delivery. Adjustments to the sale price occur based on movements in the metal market price up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between 2 and 4 months. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the characteristics of a commodity derivative. Accordingly the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in the income statement and trade debtors in the balance sheet. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(i) Income taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

5. Significant accounting policies (continued)

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(k) Interest-bearing loans and borrowings

Loans and borrowings other than financial instruments issued by the Group are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

5. Significant accounting policies (continued)

Convertible bonds

The convertible bonds which are denominated in South African Rand, are split into two components: a debt component and a component representing the embedded derivative in the convertible bond. The debt component represents the Group's liability for future coupon payments and the redemption on the principal amount. The embedded derivative, a financial liability, represents the value of the option that bond holders have to convert into ordinary shares in the Company.

The debt component of the convertible bond is measured at amortised cost and therefore increases as the present value of the coupon payments and redemption amount increases, with a corresponding charge to finance cost.

The embedded derivative is measured at fair value at each balance sheet date and the change in the fair value is recognised in the income statement.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(m) Trade and other payables

Liabilities for trade and other payables, whether billed or not billed to the group, which are normally settled on 30 – 90 day terms, are carried at amortised cost.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(o) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

5. Significant accounting policies (continued)

(p) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(q) Trade and other receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent balance sheet date the receivable is restated to reflect the fair value movements in the pricing mechanism which is considered to represent an embedded derivative.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(r) Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

5. Significant accounting policies (continued)

(s) Share capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(t) Derivative financial instruments

Derivative financial instruments are used by a joint venture in which the Company has a 50% interest (Platinum Mile Resources (Pty) Ltd) to manage exposures to platinum group metals. Hedge accounting is not applied. Derivative financial instruments are stated at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in the income statement immediately.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(v) Interest in joint ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

In respect of the Group's interest in jointly controlled assets, the following are recognised in the financial statements:

(i) the Group's share of the jointly controlled assets, classified according to the nature of the assets;
(ii) any liabilities that the Group has incurred;
(iii) the Group's share of any liabilities incurred jointly with the other venturers in relation to the joint venture;
(iv) any income from the sale or use of the Group's share of the output of the joint venture, together with the Group's share of any expenses incurred by the joint venture; and
(v) any expenses that the Group has incurred in respect of its interest in the joint venture.

5. Significant accounting policies (continued)

(w) Impairment of non-financial assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(x) Share-based payment transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

5. Significant accounting policies (continued)

The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are shown as a deduction from equity.

(y) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

5. Significant accounting policies (continued)

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(aa) Intangible assets

The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised using the straight line method over the useful life of the contract and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

(bb) Comparative amounts

Where appropriate comparative amounts have been reclassified to be consistent with the current year's classification.

(cc) Future accounting standards

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2009. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRIC 15	Agreements for the Construction of Real Estate	This Interpretation requires that when the real estate developer is providing construction services to the buyer's specifications, revenue can be recorded only as construction progresses. Otherwise, revenue should be recognised on completion of the relevant real estate unit.	1 January 2009	The Interpretation is not expected to impact the Group.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	This Interpretation requires that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 October 2008	The Group does not hedge net investments in foreign operations and accordingly this Interpretation is not expected to impact the Group.	1 July 2009
IFRIC 17	Distributions of Non-cash Assets to Owners and consequential amendments to International Accounting Standards IFRS 5 and IAS 10	The Interpretation outlines how an entity should measure distributions of assets, other than cash, as a dividend to its owners acting in their capacity as owners. This applies to transactions commonly referred to as spin-offs, split offs or demergers and in-specie distributions.	1 July 2009	The Interpretation is not expected to impact the Group.	1 July 2009
IFRIC 18	Transfers of assets from customers	This Interpretation provides guidance on the transfer of assets such as items of property, plant and equipment or transfers of cash received from customers. The interpretation provides guidance on when and how an entity should recognise such assets and discusses the timing of revenue recognition for such arrangements and requires that once the asset meets the condition to be recognised at fair value, it is accounted for as an 'exchange transaction'. Once an exchange transaction occurs the entity is considered to have delivered a service in exchange for receiving the asset. Entities must identify each identifiable service within the agreement and recognise revenue as each service is delivered.	Applies prospectively to transfer of assets from customers received on or after 1 July 2009	The Interpretation is not expected to impact the Group.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	New Standard replacing IAS 14 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	The Group's management reporting approach currently follows the geographic locations of its operations. The Group is currently reviewing any potential impact.	1 July 2009
IAS 23 (Revised)	Borrowing Costs and consequential amendments to other International Accounting Standards	The amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	Adoption of the standard will cause a change in the borrowing costs accounting policy.	1 July 2009
IAS 1 (Revised),	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	The new statement of comprehensive income will set out the result for the Group for the reporting period plus other movements in retained earnings and reserves.	1 July 2009
IFRS 2 amendments	Amendments to International Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of "vesting conditions", introducing the term "non-vesting conditions" for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group is currently reviewing any potential impact.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IAS 32 amendments	Amendments to International Accounting Standards – Financial Instruments Presentation: Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	The Interpretation is not expected to impact the Group.	1 July 2009
IFRS Annual Improvement Project	Amendments to International Accounting Standards arising from the Annual Improvements Project [IFRS 5, IAS 1, 16, 19, 20, 23, 27, 28, 29, 31, 36, 38, 39, 40 and 41]	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRS. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact. This was the first omnibus of amendments issued by the IASB arising from the Annual Improvements Project and it is expected that going forward, such improvements will be issued annually to remove inconsistencies and clarify wording in the standards. The IASB issued these amendments in two separate amending standards; one dealing with the accounting changes effective from 1 January 2009 and the other dealing with amendments to IFRS 5, which will be applicable from 1 July 2009 [refer below]	1 January 2009	The Group is currently reviewing any potential impact.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
IFRS Annual Improvement Project	Further Amendments to International Accounting Standards arising from the Annual Improvements Project (IFRS 2, and 8. IAS 1, 7, 17, 18, 36, 38, 39. IFRIC 9 and 16)	This was the second omnibus of amendments issued by the IASB arising from the Annual Improvements Project. Refer above for details.	1 July 2009	The Group is currently reviewing any potential impact.	1 July 2009
IAS 39 amendments	Amendments to International Accounting Standards: Financial Instruments Recognition and Measurement – Eligible Hedged Items	The amendment to IAS 39 clarifies how the principles underlying hedge accounting should be applied when (i) a one-sided risk in a hedged item is being hedged and (ii) inflation in a financial hedged item existed or was likely to exist.	1 July 2009	As the Group does not currently undertake hedging transactions these amendments are not expected to impact the Group.	1 July 2009
IFRS 4 and 7	Amendments to International Accounting Standards – Improving Disclosures about Financial Instruments (IFRS 4, and 7)	The main amendment to IFRS 7 requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy: • quoted prices (unadjusted) end on or in active markets for identical assets or liabilities (Level 1); • inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and • inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These amendments arise from the issuance of Improving Disclosures about Financial Instruments (Amendments to IFRS 7) by the IASB in March 2009.	Annual reporting periods beginning on or after 1 January 2009 that end on or after 30 April 2009.	The amendments to IFRS 7 are of a disclosure nature only and accordingly will not impact the Group's results or financial position.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
		The amendments to IFRS 4, IAS 23 and IAS 38 comprise editorial changes resulting from the amendments to IFRS 7.			
IFRS 5, IFRS 7, IAS 7, IAS 12, IAS 36 & IAS 39 and IFRIC 17 amendments	Amendments to International Accounting Standards	These comprise editorial amendments and are expected to have no major impact on the requirements of the amended pronouncements	1 July 2009	The amendments are not expected to impact the Group.	1 July 2009
IFRS 2	Amendments to IFRS 2	The amendments clarify the accounting for group cash-settled share-based payment transactions, in particular: • the scope of IFRS 2; and • the interaction between IFRS 2 and other standards. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. A "group" has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries. The amendments also incorporate guidance previously included in IFRIC 8 Scope of IFRS 2 and IFRIC 11 IFRS 2 – Group and Treasury Share Transactions. As a result, IFRIC 8 and IFRIC 11 have been withdrawn.	1 January 2010	The amendments are not expected to impact the Group.	1 July 2010

6. Segment information

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two business segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2009	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	–	238,225	–	60,650	11,681	–	310,556
Intersegment revenues	49,586	–	621	–	–	(50,207)	–
Segment revenue	49,586	238,225	621	60,650	11,681	(50,207)	310,556
Segment result	10,479	(75,041)	(9)	(8,420)	(24,287)	(114)	(97,392)
Income tax expense							15,808
Profit after tax							(81,584)
Segment assets	127,245	614,965	2,460	172,333	–	–	917,003
Segment liabilities	101,532	172,024	363	34,914	–	–	308,833
Other segment information:							
Capital expenditure	–	34,731	–	29,761	–	–	64,492
Amortisation and depreciation	–	38,323	13	4,408	–	–	42,744
Other non-cash expenses	(1,092)	34,279	–	13,353	–	–	46,540
Impairment losses	–	10,082	–	2,968	–	–	13,050

6. Segment information (continued)

30 June 2008	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	–	768,265	–	122,652	28,095	–	919,012
Intersegment revenues	24,760	–	691	–	–	(25,451)	–
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	462,746	(50)	58,402	(165)	(9,245)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Segment assets	93,075	673,702	4,368	215,213	–	–	986,358
Segment liabilities	18,982	403,030	381	19,451	–	–	441,844
Other segment information:							
Capital expenditure	–	42,316	–	16,240	–	–	58,556
Amortisation and depreciation	–	45,265	17	3,704	–	–	48,986
Other non-cash expenses	7,432	–	–	–	–	–	7,432

(d) Business segments

	Mining and Exploration	Corporate and Investment	Consolidated
30 June 2009			
Segment revenue	298,875	–	298,875
Segment assets	787,298	129,705	917,003
Capital expenditure	64,492	–	64,492
30 June 2008			
Segment revenue	890,917	–	890,917
Segment assets	888,915	97,443	986,358
Capital expenditure	58,556	–	58,556

Zimbabwe

In Zimbabwe, the Indigenisation and Economic Empowerment Bill was enacted into law during the last quarter of the previous financial year just before the dissolution of the previous Zimbabwean parliament. The proposed amendments to the Mines and Minerals Act which applied to foreign controlled mining operations and mandated 51% indigenous ownership were withdrawn in July 2009 by the current Minister of Mines in Zimbabwe to allow for stakeholder consultation. The Minister of Mines has requested input from the industry through the Chamber of Mines. The operations and earnings of the Group continue to be affected to varying degrees by fiscal, legislative regulatory and political developments in Zimbabwe.

7. Revenue and expenses

	2009 $'000	2008 $'000
Revenue		
Sale of mine products	298,875	890,917
Interest income	11,681	28,095
	310,556	919,012
Other income		
Other	1,815	2,109
	1,815	2,109
Cost of sales		
Amortisation and depreciation	42,744	48,986
Cost of production	288,949	307,485
Royalties	2,634	3,402
	334,327	359,873
Administrative costs		
Advertising and promotion	228	299
Consulting fees	2,594	4,187
Directors' fees	772	716
Share based payments	57	58
Legal fees	1,329	351
Printing and stationery	29	40
Rental on operating leases	148	132
Stock exchange and registry management	754	854
Subscriptions and conferences	561	251
Telephone and facsimile	80	96
Travel	1,085	1,191
Wages, salaries and employee benefits	1,768	1,731
Other	514	561
	9,919	10,467
Other operating gain/(loss)		
Foreign exchange gain/(loss)	(20,328)	14,286
	(20,328)	14,286

	2009 $'000	2008 $'000

7. Revenue and expenses (continued)

Finance costs		
Interest and borrowing costs	29,064	19,628
Accretion of interest on convertible bond	432	–
Accretion of mine-site rehabilitation liability	6,472	8,632
	35,968	28,260

Impairment of assets		
Impairment of Everest mining assets	10,082	–
Impairment of available for sale investments	2,968	–
	13,050	–

Impairment of Everest mining assets

On 7 December 2008 the Company announced the suspension of mining operations for a minimum period of six months at the Everest Platinum Mine in South Africa following detection of instability in an upper area of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the ore body which includes the upper levels of the decline shaft. The Company has made an assessment of the damage to the mine and associated infrastructure resulting in an impairment charge of $10.082 million.

Impairment of available-for-sale investments

Listed investments are stated at fair value at 30 June 2009.

Staff costs included in the consolidated income statement		
Salaries and wages	36,744	20,006
Superannuation	1,617	1,061
Share based payments	57	58
	38,418	21,125

Depreciation and amortisation included in consolidated income statement		
Depreciation	10,124	24,208
Amortisation of intangible asset	4,264	–
Amortisation of fair value uplift on mining assets	8,142	6,535
Amortisation of original cost of mining assets	20,214	18,243
	42,744	48,986

	2009 $'000	2008 $'000

8. Income tax

	2009 $'000	2008 $'000
Major component of tax expense for the year		
Income statement:		
Current income tax	(4,300)	126,773
Withholding tax	2,388	2,539
Secondary tax charge	–	45,822
Deferred tax – origination and reversal of temporary differences	(13,896)	(1,920)
Income tax expense	(15,808)	173,214

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

	2009 $'000	2008 $'000
Amounts charged or credited directly to equity:		
Foreign exchange translation adjustment	–	–

The Group's effective tax rate in 2009 was 16.23% (2008: 32.3%). A reconciliation of income tax expense applicable to profit/(loss) from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at year's end is as follows:

	2009 $'000	2008 $'000
(Loss)/profit from ordinary activities before income tax	(97,392)	536,807
At the South African income tax rate of 28%	(27,270)	150,306
Lower Zimbabwe income tax rate of 15%	1,120	(9,614)
Lower Mauritius income tax rate of 15%	(53)	(191)
Loss of parent company not subject to taxation	796	993
Foreign exchange adjustments on tax liabilities	7,272	(14,125)
Foreign tax credit	–	2
Unrecognised tax losses	149	138
Income not assessable	(5,085)	(5,440)
Capital and incentive allowances	(28)	(24)
Expenditure not allowable for income tax purposes	4,343	3,325
Withholding tax on dividends and technical fees received	2,388	2,539
Secondary tax charge on share repurchase	–	45,822
Under/(over) provision from prior year	560	(517)
At effective income tax/(benefit) rate of (16.23%) (2008: 32.3%)	(15,808)	173,214

	2009 $'000	2008 $'000
Current tax liabilities		
Tax payable	1	1,644

	2009 $'000	2008 $'000

8. Income tax (continued)

Deferred tax liabilities	2009 $'000	2008 $'000
Capital allowances on machinery	81,385	75,563
Fair value uplift on mining assets	17,147	19,083
Rehabilitation cost	2,614	2,427
Provision for mine site rehabilitation	(6,685)	(5,405)
Prepayments	(129)	89
Identifiable intangible assets	18,364	19,450
Tax losses offset against deferred tax liabilities	(23,467)	–
Other	3,538	531
Deferred tax liability	92,767	111,738

Reconciliation of movement in deferred tax liabilities to tax expense	2009 $'000	2008 $'000
Balance of deferred tax liabilities at beginning of year	111,738	103,378
Foreign exchange translation of deferred tax liabilities	(5,075)	(11,650)
Arising on acquisition of joint venture interest	–	21,930
Deferred tax expense	(13,896)	(1,920)
Deferred tax liability	92,767	111,738

At 30 June 2009, the potential benefit of tax losses of a foreign subsidiary amounting to $5.4 million (2008: $5.5m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

Potential withholding taxes not currently recognised on undistributed profits from jointly controlled entities totals $11.341m.

9. Earnings per share

	2009	2008
a) Basic earnings/(loss) per share – cents per share	(13.30)*	86.58*

Basic earnings/(loss) per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

	2009	2008
b) Diluted earnings/(loss) per share – cents per share	(13.30)*	86.10*

Diluted earnings/(loss) per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).

(c) Reconciliations

	2009 $'000	2008 $'000
Net profit/(loss) used in calculating basic and diluted earnings per share	(45,742)	236,474

	2009 Number of shares	2008 Number of shares*

9. Earnings per share (continued)

	2009 Number of shares	2008 Number of shares*
Weighted average number of shares used in the calculation of basic earnings per share	343,812,691	273,123,669
Effect of dilutive securities		
Share options	–	1,534,849
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	343,812,691	274,658,518
Number of potential ordinary shares not considered dilutive		
Share options	1,565,249	259,299
Convertible bonds	17,046,944	–
	18,612,193	259,299

	2009 $'000	2008 $'000
(d) Headline earnings per share is disclosed as required by the JSE Limited		
Profit/(loss) attributable to ordinary equity holders of the parent entity	(45,742)	236,474
Adjustments net of tax		
Plus: Impairment of Everest mining assets	7,259	–
Plus: Impairment of available for sale investments	2,523	–
Headline earnings	(35,960)	236,474
Headline earnings per share – cents		
Basic	(10.46)*	86.58*
Diluted	(10.46)*	86.10*

* The earnings per share calculations for the years ended 30 June 2009 and 2008 have been adjusted for the 1 for 9 Rights Issue announced to the market on 26 March 2009 in accordance with IAS 33 Earnings Per Share. The effect of this is to dilute the number of shares on issue by a factor of 1.062 for the periods prior to the Rights Issue.

On 6 July 2009, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc. The total cost of the business combination was US$110,608,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. Aquarius also granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners.

	2009 $'000	2008 $'000

10. Dividend proposed or declared

No final dividend for the 2009 financial year has been declared. A final dividend of 10 cents per common share was declared for the 2008 financial year. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2008.

Total dividends paid during the 2009 financial year amounted to $26,205,278, comprising a final 2008 dividend paid during October 2008. There was no interim dividend paid during the year.

Total dividends paid during the 2008 financial year amounted to $51,306,853. This consisted of a final 2007 dividend paid during October 2007 of $25,653,426 ($0.10 per share) and an interim dividend paid during March 2008 of $25,653,427 ($0.10 per share).

11. Receivables – non-current

	2009 $'000	2008 $'000
Amount due from joint venture participant for share of mine site closure costs	11,362	10,795

Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 22(a). With respect to the opencast section of the Marikana mine that is on AQPSA property, RPM have limited their contractual liability to approximately ZAR50 million, being a negotiated liability in terms of an amendment to the second Notarial Pooling and Sharing Agreement.

12. Available-for-sale investments – non-current

	2009 $'000	2008 $'000
Shares in other corporations	1,917	4,804

Available-for-sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

Notes to the consolidated annual financial statements cont.
for the year ended 30 June 2009

13. Property, plant and equipment

	Land and building	Plant and equipment	Plant and equipment under finance lease	Total
30 June 2009				
Beginning carrying value	10,690	203,624	–	214,314
Additions	471	37,641	–	38,112
Disposals	–	–	–	–
Depreciation	(605)	(9,519)	–	(10,124)
Transfers to mining assets	(1,642)	(8,130)	–	(9,772)
Foreign exchange variance	(4)	(2,469)	–	(2,473)
Closing carrying value	8,910	221,147	–	230,057
At cost	11,632	294,784	–	306,416
Accumulated depreciation	(2,722)	(73,637)	–	(76,359)
Closing carrying value	8,910	221,147	–	230,057
30 June 2008				
Beginning carrying value	18,671	192,850	7,592	219,113
Additions	155	39,057	–	39,212
Acquisitions	–	10,381	–	10,381
Disposals	–	–	–	–
Depreciation	(581)	(23,627)	–	(24,208)
Transfers to mining assets	(7,534)	(3,828)	(7,592)	(18,954)
Foreign exchange variance	(21)	(11,209)	–	(11,230)
Closing carrying value	10,690	203,624	–	214,314
At cost	11,483	265,136	–	276,619
Accumulated depreciation	(793)	(61,512)	–	(62,305)
Closing carrying value	10,690	203,624	–	214,314

	2009 $'000	2008 $'000

14. Mining assets

Comprising deferred exploration and evaluation costs, mineral properties acquired and mine development costs as follows:

	2009 $'000	2008 $'000
Exploration and evaluation costs	1,110	–
Mineral properties acquired	153,014	156,335
Accumulated amortisation and impairment	(64,169)	(54,439)
	88,845	101,896
Development costs	276,549	228,453
Accumulated amortisation and impairment	(96,130)	(56,079)
	180,419	172,374
	270,374	274,270
Reconciliation of mining assets:		
Opening balance	274,270	289,313
Additions/expenditure incurred during the year	29,276	26,531
Provision for rehabilitation increment/(decrease)	(2,896)	(7,187)
Impairment of mining assets	(10,082)	–
Amortisation charges	(28,356)	(24,778)
Transfers from property, plant & equipment	9,772	18,954
Foreign exchange variance	(1,610)	(28,563)
Closing balance	270,374	274,270

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2009. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

	2009 $'000	2008 $'000

15. Restricted cash in environmental trusts

	2009 $'000	2008 $'000
Contributions to environmental rehabilitation trusts	12,008	10,359
	12,008	10,359
Reconciliation of movement:		
Opening balance	10,359	10,071
Contributions	520	645
Interest received	820	891
Foreign exchange variance	309	(1,248)
Closing balance	12,008	10,359

AQPSA has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQPSA also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements. The trust balances are represented by restricted cash financial assets that can only be accessed in compliance with meeting the trust objectives.

16. Intangible asset and goodwill

	2009 $'000	2008 $'000
Contract at fair value	70,190	69,463
Less accumulated amortisation	(4,603)	–
	65,587	69,463
Goodwill	8,580	8,492
	74,167	77,955
Reconciliation of contract at fair value		
Opening balance	69,463	–
Arising on acquisition of joint venture interest (Note 17)	–	69,463
Amortisation charge	(4,264)	–
Foreign currency adjustment	388	–
Closing balance	65,587	69,463

16. Intangible asset and goodwill

Reconciliation of goodwill:		
Opening balance	**8,492**	–
Arising on acquisition of joint venture interest (Note 17)	**–**	8,492
Foreign currency adjustment	**88**	–
Closing balance	**8,580**	8,492

The recoverable amount of the Company's interest in the Platinum Mile Resources (Pty) Ltd (Platinum Mile) joint venture has been determined based on a value in use calculation using cash flow projections based on financial budgets and long term future estimates approved by senior management, over a twenty year period. A period greater than five years for these cash flows is justified on the basis that the estimated useful life of the contract for the treatment of tailings material is considerably longer than five years.

The primary assumptions underlying the cash flow projections include PGM production of approximately 40,000 ounces per annum based on management estimates, a PGM basket price of approximately $1,349 per ounce based on management estimates and a 9.20% post tax discount rate.

Management's approach to determining the values assigned to each key assumption was as follows:

- PGM production volume per annum – based on management's acquisition model used when determining the offer price. This took into account the anticipated tailings production based on Platinum Mile production forecasts combined with the estimated recovery's based on past performance adjusted for expected efficiencies;
- PGM basket price – based on long term price forecasts from a number of brokers adjusted to reflect management's expectations;
- Discount rate applied – based on the weighted average cost of capital which is believed to reflect the risks specific to the asset. This included a number of inputs which were both market based measures as well as management estimates including, the risk free rate for bonds issued, an assessment of the equity market risk premium as well as a risk adjustment ("beta") specific to the asset. In determining the risk adjustment, the average of the betas of comparable projects was used adjusted for management's expectations, and the forward looking equity market risk premium was the average supplied by a number of investment banks; and

As the recoverable amount of the Company's interest in the Platinum Mile joint venture is equal to the carrying amount, any negative adjustments to the above primary assumptions will cause the carrying amount of the goodwill allocated to the Platinum Mile joint venture to exceed its recoverable amount. A reduction in the PGM basket price of 20% would produce an impairment of $15.30 million.

17. Acquisition of interest in jointly controlled entity

Aquarius through its wholly owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Pty) Ltd acquired a 50% interest in the ordinary issued capital of Platinum Mile with effect from 1 March 2008.

Following a detailed review during the year of the provisional fair values assigned at 1 March 2008, the final fair values relating to the acquisition of Platinum Mile as at the date of acquisition are tabled below.

	Carrying value of 50% interest	Provisional fair value of 50% interest at 30 June 2008	Final fair value of 50% interest
Plant and equipment	4,034	10,381	10,381
Intangible asset – contract value	–	–	69,463
Cash and cash equivalents	859	859	859
Trade and other receivables	4,006	4,743	4,743
Interest bearing liabilities	(2,694)	(2,571)	(2,571)
Derivative liability	(1,940)	(1,940)	(1,940)
Deferred tax liability	(669)	(2,481)	(21,930)
Trade and other payables	(3,118)	(3,117)	(3,118)
Net assets	478	5,874	55,887
Goodwill		58,505	8,492
Total consideration		64,379	64,379

Consideration	
Cash consideration	23,758
Shares issued	40,621
Total consideration	64,379
Net cash out flow on acquisition:	
Cash consideration	23,758
Cash acquired	(859)
Net cash consideration	22,899

Details of material adjustments to the carrying values which have been applied to the comparative period were as follows:

a) Plant and equipment – fair value was determined by a valuation undertaken by management at acquisition.

b) Contract value – this balance represents the fair value allocated to the sale of tailings and concentrate agreement in place for Platinum Mile's production. Fair value at acquisition was determined by reference to the value of the net cash flows over the life of the contract;

17. Acquisition of interest in jointly controlled entity (continued)

c) Deferred tax liability – represents the difference between the tax base of assets (other than goodwill) and liabilities and their carrying amounts. The balance on acquisition is primarily represented by the difference between the tax base of the contract value and its fair value at that date; and

d) Goodwill – represents the excess of the cost of the acquisition over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities and includes expected synergies and the skilled workforce (in particular the management team's expertise).

18. Interest in joint ventures

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.
- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine, a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project" and a 50% interest in the Platinum Mile "tailings reprocessing joint venture".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2009 $'000	2008 $'000
Current assets	203,296	336,624
Non-current assets	322,997	254,534
	526,293	591,158
Current liabilities	(45,548)	(51,871)
Non-current liabilities	(33,128)	(4,725)
	447,617	534,562
Revenue	262,113	629,512
Cost of sales	(247,283)	(225,202)
Other expenses	(1,432)	(12,659)
Interest received	2,439	5,526
Interest expense	(648)	(340)
Profit before income tax	15,189	396,837
Income tax expense	(8,694)	(3,341)
Net profit before non controlling interests	6,495	393,496
Capital expenditure (non-cancellable)	2,817	39,786

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQPSA's share of capital expenditure associated with the capital development of those mines.

	2009 $'000	2008 $'000

19. Cash

	2009 $'000	2008 $'000
Cash at bank	47,334	146,769
Short-term deposits	106,266	24,187
	153,600	170,956

The interest rate earned from cash at bank and short-term deposits ranged from 1.80% to 10.19% per annum. Short-term deposits have maturity dates of three months or less.

20. Trade and other receivables (current)

	2009 $'000	2008 $'000
Trade receivables (a),(d)	60,042	140,754
Security deposit (b)	14,038	12,159
Other receivables (c)	45,786	34,051
	119,866	186,964

(a) Trade receivables have been offset by an amount of:

- $9.281m (2008: $82.820m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. The pre-financing is due to be offset in US dollars against the final invoice amount during July, August and September 2009.
- $38.755m (2008: $84.843m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. The pre-financing is due to be offset in US dollars against the final invoice amount during July, August and September 2009. The group has a legal right of set off and balances are settled net.

Trade receivables are due from major minerals mining and processing companies. None of the amounts are past due or impaired.

(b) The security deposit is held by FirstRand (Ireland) and bears interest at the rate of 3.91%.

(c) Other receivables are non-interest bearing and due within twelve months. Included in other receivables is an amount of $28.620m (2008: $21,177m) due from the Reserve Bank of Zimbabwe. The amount is immediately repayable in US dollars and bears no interest. The amount owing relates to a former requirement for Mimosa to repatriate a component of US dollar sales into Zimbabwean dollars through the sale of US dollars to Bank of Zimbabwe in exchange for Zimbabwean dollars. The receivable has accrued during the current and previous financial year. The amount owing represents an accumulated balance of US dollar sales for which Zimbabwean dollars were in excess of the Mimosa's operational requirements. Following dollarisation of the Zimbabwean economy in the March quarter 2009 the Reserve Bank of Zimbabwe confirmed it will repay the amount owing in US dollars.

(d) At 30 June 2009, gross sales of $91,106,000 were subject to price adjustments (2008: $286,321,000). See Note 38(b)(ii).

	2009 $'000	2008 $'000

21. Inventories

	2009 $'000	2008 $'000
Ore stockpiled at cost	3,164	5,514
PGM concentrates at cost	1,330	1,915
Consumables at cost	39,158	28,512
	43,652	35,941

22. Payables (non-current)

	2009 $'000	2008 $'000
Amount due to joint venture participant in respect of mine closure costs (a)	1,555	2,219
	1,555	2,219

(a) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of thé rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 11.

23. Interest-bearing loans and borrowings (non-current)

	2009 $'000	2008 $'000
Loan – other corporation (a)	1,196	1,264
Other secured loans (b)	271	290
Finance lease liabilities (c)	407	103
Convertible bond (d)	68,160	–
	70,034	1,657

(a) Loan – other corporation is payable to Investec Limited by Platinum Mile. The loan bears interest at 10.13% and is repayable in quarterly instalments of capital and interest. The loan is secured against the plant and equipment asset of the Platinum Mile joint venture.

(b) Other secured loan of ZAR2,079,223 (2008: ZAR2,306,250) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 12.00% and is repayable in annual instalments of ZAR468,097 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,273,903 within the TKO group and cross guarantees between all the companies in the TKO group.

23. Interest-bearing loans and borrowings (non-current) (continued)

(c) Finance lease obligations are calculated at an effective interest rate of the South African prime bank lending rate plus 2% with a lease term of 48 months.

(d) On 11 May 2009 the Company issued ZAR 650 million of Convertible Bonds subject to the following summarised key terms:

i) The Principal Amount of the Bonds is ZAR 10,000 each and unless converted, redeemed or cancelled beforehand will be redeemed on 30 April 2012 at that Principal Amount plus accrued interest. The Bonds are listed on the JSE;

ii) The Company has the right to redeem all but not some of the Bonds prior to 10 May 2010 at 115% of the Principal Amount plus any accrued interest;

iii) From 11 May 2010 the Company may redeem, at the Principal Amount plus accrued interest, all but not some of the Bonds if the Company's ZAR volume weighted average share price exceeds 128% of the Conversion Price for more than 20 consecutive days. The Conversion Price is initially set at ZAR 38.13 but may be adjusted for certain events set out below. The Company must provide notice to the Bond holders specifying a redemption date;

iv) The Company may redeem all but not some of the Bonds at any time at the Principal Amount plus accrued interest if more than 85% of the Bonds originally issued have been converted by the holders;

v) The holder has the right to convert the Bonds into Common Shares in the Company from 11 May 2010. The number of Common Shares to be issued is determined by dividing the Principal Amount by the Conversion Price;

vi) Should a change of control event occur, the holder has the right to require the Company to redeem, for cash, the Bond at 115% of the Principal Amount if the change of control occurs prior to 11 May 2010, or for the Principal Amount plus accrued interest if the change of control occurs thereafter;

vii) The Conversion Price for the Bonds shall be adjusted in various specified circumstances which are intended to protect the holder of the Bond from the potential dilutionary effect of other issues of Shares or Securities by the Company. The Conversion Price is also reduced if an offer is made to the Company's shareholders and more than 50% of the issued Shares becomes vested in the offeror;

viii) The Bonds bear interest at the 3-month JIBAR plus 3%;

ix) Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) has guaranteed payment of all the obligations of the Company in respect of the Bonds;

x) Should an Event of Default occur the Bonds become repayable immediately at their Principal Amount plus accrued interest. Events of Default include failure to pay amount due under the bond terms, non-payment of other financial indebtedness above certain thresholds and insolvency or similar events occurring; and

xi) The obligations under the terms of the Bonds are secured by the Company's shareholding in and loans to AQPSA.

23. Interest-bearing loans and borrowings (non-current) (continued)

For accounting purposes the Bonds have two elements: a debt component included in Note 23 (a host debt contract) and compound embedded derivatives included in Note 24 (primarily comprising the Bond holder's right to convert the Bond into Common Shares based on ZAR conversion price). The debt element is carried at amortised cost whereby the initial carrying value of the debt is accredited to the Principal Amount over the life of the Bond. This accretion is recognised as a borrowing cost. The embedded derivatives are carried at fair value with any movement since the previous balance sheet date recognised in the income statement. As the Bonds are denominated in South African rands and the functional currency of the Company is the US dollars, the debt carrying amount is subject to exchange rate movements that are recognised in the income statement.

The fair value of the embedded derivatives has been independently valued taking into consideration factors such as:

a) Volatility in the Company's share price;
b) Company's current share price;
c) ZAR/US dollars exchange rate;
d) Company's right to redeem the Bonds in full in the first 12 months at 115% of the Principal Amount;
e) Holder's right to convert after 12 months should the Company notify of intention to redeem; and
f) Expected life.

The key assumptions used in valuing the embedded derivatives were a Company share price of ZAR38.60, base share price at issue date of ZAR 30.51, conversion share price of ZAR38.13, issuer redemption share price of ZAR48.8, ZAR/US dollars exchange rate of 7.88210, dividend yield of 3%, interest rate of 11.08% and a three-year term.

	2009 $'000	2008 $'000
24. Derivatives at fair value		
Derivative at fair value associated with convertible bond (a)	6,084	–
Forward PGM contract (b)	–	1,039
	6,084	1,039
Movement in derivatives:		
Balance at beginning of the year	1,039	–
Settlement	(1,039)	1,039
Fair value of derivative at inception	9,913	–
Movement in fair value	(3,829)	–
Balance at end of year	6,084	1,039

a) Refer Note 23(d) above for details of derivative liability at fair value.

	2009 $'000	2008 $'000

24. Derivatives at fair value (continued)

b) At 30 June 2008 Platinum Mile Resources (Pty) Ltd (Plat Mile) had remaining monthly forward commitments to sell platinum, palladium and gold at fixed prices. During the period July 2008 to December 2008, these contracts were fulfilled and no further contracts have been entered into.

25. Provisions (non-current)

	2009 $'000	2008 $'000
Provision for mine-site rehabilitation	62,858	58,509
Employee entitlements	105	109
	62,963	58,618
Movement in provision:		
Balance at beginning of the year	58,618	69,026
Additional provision for employee entitlements	15	31
Addition/(reduction) in mine-site closure costs provided	(2,896)	(7,187)
Payments for mine-site closure	(1,213)	(4,372)
Interest adjustment due to accretion in mine-site rehabilitation liability	6,472	8,632
Net exchange differences	1,967	(7,512)
Balance at end of year	62,963	58,618

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 12 to beyond 30 years.

Provision for mine-site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2009 $'000	2008 $'000

26. Trade and other payables (current)

	2009 $'000	2008 $'000
Trade payables	30,842	47,301
Other payables	37,780	8,993
	68,622	56,294

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in ZAR and US dollars, and located in South Africa and Zimbabwe.

27. Interest-bearing loans and borrowings (current)

	2009 $'000	2008 $'000
Secured loans (a)	5,390	208,066
Lease liabilities – refer Note 23 (c)	187	95
Unsecured loans (b)	634	–
	6,211	208,161
Total facility available:		
Rand Merchant Bank loan facility	–	301,337
Unused facility available:		
Rand Merchant Bank loan facility	–	–

a) Secured loans comprise:

i. A loan of $5m payable to Nedbank London. The facility is a 12-month, 90-day revolving facility with an interest rate of LIBOR plus 3%; and

ii. A $0.390 million loan payable to African Banking Corporation. The facility is a 12-month, 90-day revolving facility with an interest rate of LIBOR plus 10%.

At 30 June 2009, the LIBOR was 0.3162%. The loans are secured by a charge against Mimosa's PGM concentrate inventory and PGM debtors.

b) Unsecured loans comprise an amount payable for ZAR 5m at the South African prime bank lending rate plus 3%. At 30 June 2009, the South African prime bank lending rate was 11.0%

	2009 $'000	2008 $'000

28. Provisions (current)

	2009 $'000	2008 $'000
Provision for employee entitlements	596	474
Movement in provision:		
Balance at beginning of the year	474	576
(Utilisation)/additional provision	118	(49)
Net exchange differences	4	(53)
Balance at end of year	596	474

Provision for employee entitlements
The provision for employee entitlements represents accrued employee leave entitlements.

29. Issued capital

a) Authorised capital

	2009 $'000	2008 $'000
530,000,000 (2008: 530,000,000) common shares with a par value of $0.15 each	79,500	79,500
5 (2008: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2008: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	87,012

b) Issued capital

	2009 $'000	2008 $'000
415,014,680 (2008: 262,052,778) common shares of $0.05 each fully paid	20,751	13,103
Movement in issued capital:		
Balance at beginning of year (262,052,778 shares)	13,103	12,823
Issued on exercise of share options 97,309 (2008: 1,198,519 shares)	5	60
Share placement – 46,330,000 (2008: 23,144,000) shares	2,316	1,157
Selective share buy back (2008: 21,425,898) shares	–	(1,071)
Acquisition of interest in joint venture (2008: 2,680,854 shares)	–	134
Rights issue – 41,491,737 shares	2,075	–
Acquisition of interest in AQPSA – 65,042,856 shares	3,252	–
Balance at end of year (415,014,680 shares)	20,751	13,103

29. Issued capital (continued)

Terms and conditions of issued capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

On 23 November 2007, shareholders approved a split of the Company's issued shares on a three for one basis.

Options

For information regarding the Company's Option Plans, refer Note 36.

Black economic empowerment (BEE) transaction

South Africa

The BEE transaction announced to shareholders on 26 July 2004 and approved by shareholders in Special General Meeting on 11 October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29 October 2004.

The transaction has two key components, both of which are complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA as follows:

- Savcon were issued with 400 shares in AQPSA for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans were as follows:
  - I. a loan of ZAR498,385,104 that was unsecured, subordinated to AQPSA's third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and
  - II. a loan of ZAR100,000,000 that was unsecured, subordinated to AQPSA's third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.
- Aquarius also agreed to sell 13 AQPSA shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Implats) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. Aquarius agreed to sell 30 AQPSA shares to Implats for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing-loan account to Aquarius.

29. Issued capital (continued)

On 26 April 2007, the Company announced the acquisition of a 3.5% equity interest in AQPSA from Savcon for cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 50.5% to 54%. The difference between the consideration paid of $33.148m and the carrying value of the non controlling interest acquired was treated as an equity transaction. Refer Note 31(d).

On 16 April 2008, the Company announced the buy back by AQPSA of the 20% interest in AQPSA held by Implats' for consideration of $504.9 million and the buy back by AQP of Implats' 8.4% interest in AQP for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the non controlling interest acquired in AQPSA was treated as an equity transaction. Refer Note 31(d).

The second step occurred on 27 October 2008 when the Company announced that it had completed the final phase of the BEE transaction whereby Savcon exchanged its 32.5% holding in AQPSA for 65,042,856 new shares in AQP. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 67.5% to 100%. The difference between the share consideration of $105.096 million and the carrying value of the non controlling interest acquired in AQPSA has been treated as an equity transaction. Refer Note 31(d).

	2009 $'000	2008 $'000
30. Shares reserved for employee share plan		
557,294 (2008: 65,000) common shares (refer Note 36)	(2,802)	(1,012)
Movement shares reserved for employee share plan:		
Balance at beginning of year (65,000 shares)	(1,012)	–
Purchased by the Trustee – 492,294 shares (2008: 65,000 shares)	(1,790)	(1,012)
Balance at end of year (557,294 shares)	(2,802)	(1,012)

	2009 $'000	2008 $'000

31. Reserves

	2009 $'000	2008 $'000
Share premium reserve (a)	826,779	550,860
Foreign exchange reserve (b)	(20,782)	(22,679)
Equity benefits reserve (c)	466	409
Equity reserve (d)	(361,826)	(249,298)
Available for sale investments reserve (e)	–	–
	444,637	279,292

Movement in reserves:

	2009 $'000	2008 $'000
a) Share premium reserve		
Balance at beginning of year	550,860	149,423
Premium on shares issued on exercise of share options	133	2,046
Share placement – 46,330,000 shares at £1.80 per share (2008: 23,144,000 shares at £8.00 per share)	116,199	366,939
Fundraising costs	(13,660)	(8,035)
Acquisition of interest in joint venture – 2,680,854 shares at $15.15 per share.	–	40,487
Rights issue – 41,491,737 shares at £1.15 per share	71,403	–
Acquisition of interest in AQPSA – 65,042,856 shares at $1.57 per share	101,844	–
Balance at end of year	826,779	550,860

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

	2009 $'000	2008 $'000
b) Foreign currency translation reserve		
Balance at beginning of year	(22,679)	(988)
Gain/(loss) on translation of foreign subsidiaries	1,897	(21,691)
Balance at end of year	(20,782)	(22,679)

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

	2009 $'000	2008 $'000

31. Reserves

	2009 $'000	2008 $'000
c) Equity benefits reserve		
Balance at beginning of year	409	351
Value of equity benefits granted to employees	57	58
Balance at end of year	466	409

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

	2009 $'000	2008 $'000
d) Equity reserve		
Balance at beginning of year	(249,298)	(22,584)
Adjustment on acquisition of additional 32.5% (2008: 13.5%) equity interest in AQPSA	(112,528)	(226,714)
Balance at end of year	(361,826)	(249,298)

The equity reserve is used to record gains and losses associated with equity transactions with minority shareholders where the Group maintains control of the subsidiary.

	2009 $'000	2008 $'000
e) Available for sale investments reserve		
Balance at beginning of year	–	–
Movement in fair value of available for sale investments	(2,968)	–
Impairment recognised	2,968	–
Balance at end of year	–	–

The available for sale investments reserve is used to record movements in the fair value of available for sale investments.

32. Retained earnings

	2009 $'000	2008 $'000
Balance at beginning of the year	217,531	317,113
Final dividend paid	(26,205)	(25,653)
Interim dividend paid	–	(25,653)
Excess over par value of share buy-back	–	(284,750)
Net profit/(loss) for the year	(45,742)	236,474
Balance at end of year	145,584	217,531

Repatriation of funds from South Africa and Zimbabwe is subject to regulatory approval in the respective countries.

	2009 $'000	2008 $'000

33. Non-controlling interest

Reconciliation of non controlling interests in subsidiaries:	2009 $'000	2008 $'000
Balance at beginning of the year	35,600	176,407
Share in post acquisition equity movements of AQPSA	(43,030)	80,112
Adjustment to non controlling interest following share buy back	–	(220,919)
Acquisition of remaining non controlling interest	7,430	–
Balance at end of year	–	35,600

Non-controlling interest comprises:	2009 $'000	2008 $'000
Issued capital	–	–
Reserves	–	(18,977)
Retained earnings	–	54,577
	–	35,600

Non-controlling interest relates to a nil (2008: 32.5%) interest in AQPSA and its subsidiaries.

34. Contingent liabilities

The mining contract dispute between the company and Moolman Mining South Africa (MMSA) that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQPSA resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of R472 million, including an amount in respect of the "rise and fall" after AQPSA issued summons against MMSA for R964 million for damages emanating from misrepresentation.

The company has served a plea to MMSA's counterclaim. AQPSA does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the company that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

During May 2009, a consent order was obtained in the High Court to the effect that all the disputes in the matter would be referred to trial in the High Court and this trial has been set down for hearing from 23 August 2010 to 17 September 2010.

	2009 $'000	2008 $'000

35. Expenditure commitments

	2009 $'000	2008 $'000
a) Operating lease (non cancellable)		
Not later than 1 year	183	68
Later than 1 year but not later than 5 years	366	188
	549	256
b) Finance lease commitments		
Not later than 1 year	224	114
Later than 1 year but not later than 5 years	453	113
Total minimum, lease payments	677	227
less future finance charges	(83)	(29)
Present value of minimum lease payments	594	198
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 27)	187	95
Non-current interest bearing liability (Note 23)	407	103
	594	198
c) Capital expenditure (non-cancellable)	4,003	40,140

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQPSA's share of capital expenditure associated with the capital development of those mines.

36. Share-based payment plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan (Plans) for Chief Executive Officer and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

36. Share-based payment plans (continued)

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

	Number of options				
Options	Balance at beginning of year	Granted	Forfeited/ cancelled	Exercised	Balance at end of year
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013 (a) (i)	280,002	–	–	–	280,002
Exercise price of £0.85, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	616,128	–	–	48,157 (iv)	567,971
Exercise price of £0.85, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	209,865	–	–	–	209,865
Exercise price of £0.97, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	334,202	–	17,747	49,152 (v)	267,303
Exercise price of £2.34, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (vi)	240,108	–	–	–	240,108
Total	1,680,305	–	17,747	97,309	1,565,249
Options exercisable	306,704				1,405,177

(a) Options vested on grant date.

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:
- a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
- b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
- c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

36. Share-based payment plans (continued)

(ii) Options granted under the Option Plan are exercisable on the following terms:
- d) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
- e) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
- f) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:
- a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;
- b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and
- c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £2.86

(v) The weighted average share price at the date of exercise for the options exercised is £2.58

(vi) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £7.01, dividend yield – 0.91%, expected volatility of share price – 42%, risk free rate – 4.65% and the time to maturity of the option – 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 2.5 years (2008: 3.5 years).

Share Plans

The Company has adopted in 2008 a Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the year 492,294 (2008: 65,000) shares were purchased by the Trustee at average price of $3.64 (2008: $15.57) per shares. The shares remain unallocated at the end of the year.

Pensions and other post-employment benefit plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2009 $'000	2008 $'000

37. Related party disclosures

	2009 $'000	2008 $'000
Compensation of Directors and key management personnel of the group:		
Compensation of Directors:		
Short-term benefits	1,636	2,238
Post employment pension benefits	46	43
	1,682	2,281
Compensation of key management personnel:		
Short-term benefits	1,270	1,288
Post employment pension benefits	186	267
Share-based payments	56	57
	1,512	1,612
Total remuneration of Directors and key management personnel of the Company in respect of the financial year	3,194	3,893

Mr S.A. Murray, Chief Executive Office, is entitled to:

- 209,865 options exercisable at £0.85 per share expiring 11 October 2011. These were valued at £0.39 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price – £0.85, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 2.3 years. During the year no options were exercised (2008: 209,865), no consideration was received by the Group (2008: £177,685).

The key management personnel are entitled to:

- 236,284 options exercisable at £0.85 per share up to 11 June 2011. These were valued at £0.39 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £0.85, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 2.0 years.
- 101,009 options exercisable at £0.97 per share up to 20 October 2011. These were valued at £0.48 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £0.83, dividend yield – 1.1%, expected volatility of share price – 61%, risk free rate – 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 2.3 years.
- 240,108 options exercisable at £2.34 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £0.85 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.33, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.9 years.

37. Related party disclosures (continued)

Related parties

a) Controlled entities

Details of controlled entities are as follows:

Name	Country of incorporation	% Equity Interest 2009	2008
Aquarius Platinum (Australia) Limited	Australia	100	100
Aquarius Platinum Corporate Services Pty Ltd	Australia	100	100
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	100	67.5
Kroondal Platinum Mines Limited	South Africa	100	100
Malfeb (Pty) Ltd	South Africa	100	100
Magaliesburg Properties (Pty) Limited	South Africa	100	67.5
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100	100
TKO Investment Holdings Ltd	South Africa	100	67.5
TKO Farming Enterprises (Pty) Limited	South Africa	100	67.5
TKO Properties (Pty) Limited	South Africa	100	67.5
Natal Kiwi Orchards (Pty) Limited	South Africa	100	67.5
SA Kiwifruit Industries (Pty) Limited	South Africa	100	67.5
Aquarius Platinum (SA) (Pty) Ltd Rehabilitation Trust	South Africa	100	67.5

Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) has guaranteed payment of all the obligations of the Company in respect of the Convertible Bonds. The obligations under the terms of the Bonds are secured by the Company's shareholding in and loans to AQPSA. Refer Note 23(d)

b) Jointly controlled entities

Details of jointly controlled entities are as follows:

Name	Country of incorporation	2009	2008
Mimosa Investments Limited	Mauritius	50	50
Mimosa Holdings (Private) Limited	Zimbabwe	50	50
Mimosa Mining Company (Private) Limited	Zimbabwe	50	50
Platinum Mile Resources (Pty) Ltd	South Africa	50	50

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

38. Financial instruments

a) Financial risk management objectives and policies

The Group's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments
- maintain the capacity to fund corporate growth activities
- pay a reasonable dividend

The Group monitors its forecast financial position on a regular basis. The Group has a Treasury Committee that meets quarterly and considers cash flow projections for the following 12 months in detail, taking into consideration the impact of market conditions including metal prices and foreign exchange rates. The Committee also receives reports from independent exchange consultants and receives presentations from advisors on current and forecast economic conditions.

Credit risk, liquidity and market risk (including foreign exchange, commodity price, interest rate risk and price risk) arise in the normal course of the Group's business. The Group's principal financial instruments comprise interest bearing debt, cash and short-term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group's forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board. The Group's objectives, policies and processes for managing risks arising from financial instruments has not changed from the previous financial year.

b) Market risk

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the group. The Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand and Australian dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements

At balance date the financial instruments exposed to movements in the South African Rand/US dollars are as follows:

	2009 $'000	2008 $'000
Financial assets		
Cash and cash equivalents	34,411	1,168
Trade and other receivables	80,115	240,257
	114,526	241,425
Financial liabilities		
Interest bearing loans (a)	299,230	316,742
Derivatives	6,084	–
	305,314	316,742

(a) This amount includes inter-company payables which are denominated in US dollars which are eliminated on consolidation.

38. Financial instruments (continued)

The financial instruments exposed to movements in Australian dollars/US dollars are as follows:

	2009 $'000	2008 $'000
Financial assets		
Cash and cash equivalents	27,491	20,089
	27,491	20,089

The financial instruments exposed to movements in Great British pounds/US dollars are as follows:

	2009 $'000	2008 $'000
Financial assets		
Cash and cash equivalents	29,358	321
	29,358	321

The financial instruments exposed to movements in Zimbabwean dollars/US dollars are as follows:

	2009 $'000	2008 $'000
Financial assets		
Cash and cash equivalents	–	1,562
Receivables	–	130
	–	1,692
Financial liabilities		
Payables	–	432
	–	432

The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African rand, Great British pound and Australian dollar to the US dollar, with all other variables held constant. The South African rand, Great British pound and Australian dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding five-year period.

38. Financial instruments (continued)

	Impact on profit/equity pre tax gain/(loss)	
	2009 $'000	2008 $'000
Judgements of reasonable possible movements		
ZAR/US dollars +14.2% (2008: 7.6%)	(15,725)	(5,582)
ZAR/US dollars -4.8% (2008: -5.1%)	3,357	4,236
AUD/US dollars +10% (2008: +10%)	(2,499)	(1,826)
AUD/US dollars -10% (2008: -10%)	3,055	2,232
GBP/US dollars +10% (2008: +10%)	(2,669)	(29)
GBP/US dollars -10% (2008: -10%)	3,262	36

(ii) Commodity price risk

The Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals (PGMs). The Group regularly measures exposure to commodity price risk by stress testing the Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Platinum Mile Joint Venture (of which the Group has a 50% interest) had a forward commitment which expired in December 2008 for the delivery of a fixed amount of PGMs at fixed prices as described in Note 29.

The financial instruments exposed to movements in metal prices are as follows:

	2009 $'000	2008 $'000
Financial assets		
Receivables (gross notional amount)	91,106	286,321
	91,106	286,321

The following table summarises the sensitivity of financial instruments held at balance date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

38. Financial instruments (continued)

	Impact on profit/equity pre tax gain/(loss) 2009 $'000	2008 $'000
Judgements of reasonable possible movements		
20% (2008: 10%) increase in PGM price	17,701	27,772
5% (2008: 35%) decrease on PGM price	(4,455)	(97,066)

(iii) Interest rate risk

Interest rate risk is the risk that the Group's financial position will be adversely affected by movements in interest rates.

The Group's main interest rate risk arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Groups' funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2009 $'000	2008 $'000
Financial assets		
Cash and cash equivalents	153,600	170,956
Receivables	–	12,159
	153,600	183,115
Financial liabilities		
Interest bearing liabilities exposed to LIBOR*	53,425	187,664
Interest bearing liabilities and derivatives exposed to JIBAR	90,009	197,086
	143,434	384,750

Cash and cash equivalents are exposed to movements in US dollars and ZAR cash deposit rates.

* Interest-bearing liabilities includes $48.036 million (2008 $167.663 million) related to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the balance sheet. Refer also Note 20.

The following table summarises the sensitivity of the financial instruments held at balance sheet date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding five-year period.

38. Financial instruments (continued)

	Impact on profit/equity Pre-tax gain/(loss)	
	2009 $'000	2008 $'000
Judgements of reasonable possible movements		
Cash		
– increase +50bps (2008: 100bps)	962	1,711
– decrease -50bps (2008: -100bps)	(962)	(1,835)
Receivables		
– increase +100bps (2008: 100bps)	–	121
– decrease -100bps (2008: -100bps)	–	(121)
Interest bearing liabilities		
Sensitive to LIBOR		
– increase +70bps (2008: 50bps)	(374)	(469)
– decrease 0bps (2008: -50bps)	–	523
Sensitive to JIBAR		
– increase +70bps (2008: 25bps)	(587)	(985)
– decrease -0bps (2008: -250bps)	–	1,109

(iv) Price risk

Price risk is the risk that the Group's financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2009 $'000	2008 $'000
Financial assets		
Other financial assets	1,917	4,804

The following table summarises the sensitivity of financial instruments held at balance date to movements in the market price of available-for-sale financial instruments, with all other variables held constant the 20% sensitivity is based on reasonable possible changes, over a financial year, using the observed range of actual historical prices for 2009 and 2008.

38. Financial instruments (continued)

	Impact on profit/equity Pre-tax gain/(loss)	
	2009 $'000	2008 $'000
Judgements of reasonable possible movements		
Market price +20% – impact on equity (2008 +10%)	383	480
Market price -20% – impact on profit (2008 -10%)	(383)	(480)

Derivative financial instruments at fair value are exposed to changes in variables as set out in Note 23 (d).

	2009 $'000	2008 $'000
Derivatives	6,084	–

The fair value is sensitive to changes in the Company's share price. The following summarises the sensitivity of derivative financial instruments held at balance date to movements in the Company's share price, with all other variables held constant, using the observed change in historical share prices for 2009:

	Impact on profit/equity Pre-tax gain/(loss)	
	2009 $'000	2008 $'000
Judgements of reasonable possible movements		
Share price +50%	(5,756)	–
Share price -30%	4,643	–

c) Liquidity risk

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Committee continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 23 and 27 detail the repayment obligations in respect of the amount of the facilities.

38. Financial instruments (continued)

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables ageing analysis (US'000)				
	Total	< 6 months	6 – 12 months	1 – 5 years	>5 years
2009					
Trade payables	30,842	30,842	–	–	–
Other payables	37,780	37,780	–	–	–
Loans and borrowings*	156,907	61,062	762	95,013	70
Total payables	225,529	129,684	762	95,013	70
2008					
Trade payables	47,301	47,301	–	–	–
Other payables	8,993	8,993	–	–	–
Loans and borrowings*	236,310	659	235,218	243	190
Total payables	292,604	56,953	235,218	243	190

* This includes pre-shipment finance of $48.036 million at 30 June 2009 (2008: $167.663 million).

d) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. Receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group's credit risk is limited to the carrying value of its financial assets.

At balance date there is a significant concentration of credit risk represented in the cash and trade receivables balance. With respect to trade receivables, this is due to the fact that the majority of sales are made to two specific customers as per contractually agreed terms. The two customers, being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited, have complied with all contractual sales terms and have not at any stage defaulted on amounts due. The Group manages its credit risk on trade debtors, cash and financial instruments by predominantly dealing counterparties with a credit rating equal to or better than the Group.

The maximum exposure to credit risk at the reporting date was as follows:

	2009 $'000	2008 $'000
Current		
Cash and cash equivalents	153,600	170,956
Trade receivables	60,042	140,754
Other receivables	45,786	34,051
Security deposit	14,038	12,159
	273,466	357,920

38. Financial instruments (continued)

The ageing of receivables at the reporting date was as follows:

	Receivables Ageing Analysis $'000				
	Total	< 6 months	6 – 12 months	1 – 5 years	>5 years
2009					
Trade receivables	60,042	60,042	–	–	–
Other receivables	45,786	17,166	28,620	–	–
Security deposit	14,038	14,038	–	–	–
Total receivables	119,866	91,246	28,620	–	–
2008					
Trade receivables	140,754	140,754	–	–	–
Other receivables	34,051	34,051	–	–	–
Security deposit	12,159	–	12,159	–	–
Total receivables	186,964	174,805	12,159	–	–

e) Capital management

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group's financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliances with various contractual financial covenants. The group defines capital as total shareholders equity.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group's operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2009 the Group's gearing ratio is 13% (2008: 38%)

During the year the company paid dividends of $26.205m (2008: $51.307m). The Board maintains a policy of balancing returns to shareholders with the need to fund growth.

f) Fair value of financial assets and liabilities

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arms length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the balance sheet date. The quoted market price used for available for sale securities held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market such as unlisted securities and convertible bonds are determined using valuation techniques. Such techniques include using recent arm's length market transactions and option pricing models. All financial assets and liabilities recorded in the financial statements approximate their respective net fair values.

39. Events after balance sheet date

On 6 July 2009, pursuant to a Scheme of Arrangement, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine is currently entering production and will further diversify Aquarius' portfolio, increase its resources base, add new production ounces and longevity to its production profile and add significant optionality with the new Sheba's Ridge project.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge project which is in the start up phase and which shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

The total cost of the business combination was US$113,108,751 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,478,376 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. The ordinary shares have a total fair value of GBP 65,885,443 or US dollars 107,575,775. Aquarius granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners. The replacement options have a total fair value of GBP 1,857,565 or US dollars 3,032,976.

The consolidated net assets of Ridge at 31 December 2008 was US dollars108,599,000 based on its 31 December 2008 Full Year Results. The Ridge Financial Statements for the period ended 30 June 2009 are in the process of being finalised and the Group is currently undertaking an assessment of the fair values of the assets, liabilities and contingent liabilities of Ridge. Accordingly, it is impracticable to provide further information.

	2009 $'000	2008 $'000
40. Auditor's remuneration		
Amounts received or due and receivable by Ernst & Young for:		
– an audit or review of the financial report of the company and any other entity in the consolidated group	414	338
– other services in relation to the company and any other entity in the consolidated group	684	193
	1,098	531

Additional shareholder information

The following information was reflected in the Company's registers and other records as at 1 September 2009.

Distribution of shareholders

	Ordinary Shares Number of Holders
1 – 1,000	3,212
1,001 – 5,000	2,198
5,001 – 10,000	382
10,001 – 100,000	425
100,001 – and over	287
Total	6,504

There were 170 holders of ordinary shares holding less than a marketable parcel.

Substantial shareholders

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Savannah Consortium	68,658,728	15.20
HSBC Custody Nominees (Australia) Limited	31,653,830	7.01
Chase Nominees Limited	23,615,665	5.23

Voting rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Director's declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:
In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:
   I. give a true and fair view of the financial position as at 30 June 2009 and the performance for the year ended on that date of the consolidated entity; and
   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Stuart Murray
Director
30 September 2009

Twenty largest holders of fully paid shares

	Shareholder	No. of shares	%
1	Savannah Consortium	68,658,728	15.20
2	HSBC Custody Nominees (Australia) Limited	31,653,830	7.10
3	Chase Nominees Limited	23,615,665	5.23
4	Nutraco Nominees Limited	21,592,608	4.78
5	JP Morgan Nominees Australia Limited	19,410,224	4.30
6	National Nominees Limited	14,607,687	3.23
7	HSBC Global Custody Nominee (UK) Limited (357206)	12,327,840	2.73
8	Chase Nominees Limited (CMBL)	8,678,900	1.92
9	Chase Nominees (LEND)	7,179,540	1.59
10	ANZ Nominees Limited (Cash Invome A/C)	6,456,590	1.43
11	PLC Nominees (Proprietary) Limited	6,206,802	1.37
12	Lynchwood Nominees Limited (20066420)	5,360,920	1.19
13	State Street Nominees Limited (OM02)	5,140,576	1.14
14	The Bank of New York (Nominees) Limited (BIL)	5,11,904	1.13
15	The Bank of New York (Nominees) Limited	4,967,711	1.10
16	Vidacos Nominees Limited (5437)	4,942,472	1.09
17	Roy Nominees Limited (880255)	4,504,000	1.00
18	Securities Services Nominees Limited (2060000)	4,495,182	1.00
19	BBHISL Nominees Limited (122512)	4,192,252	0.93
20	State Street Nominees Limited (OM04)	3,916,810	0.87
	Top 20 shareholders	263,020,241	58.23
	Other shareholders	188,682,171	41.77
	Total	451,702,412	100.00

Incorporation and general information

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

Corporate information

The consolidated financial statements for Aquarius for the year ended 30 June 2009 were authorised for issue in accordance with a resolution of the directors on 30 September 2009. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The US dollars is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda. During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.



Glossary of terms

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQPSA	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Securities Exchange
AUD	Australian dollar
GBP	Great British pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
JSE	JSE Limited
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
MIL	Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)
Mimosa	Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQPSA
US dollars or US$	United States dollar
ZAR	South African rand
ZWD	Zimbabwe dollar

Notes

File # 82-5097



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



ASX / LSE / JSE ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

14 July 2009

Aquarius Platinum Limited
Market Update

Ridge Mining Plc ("Ridge") Acquisition Update

Aquarius ("Aquarius" or "the Company") is pleased to announce that, at the general meeting convened by the Court on 6th July, the Ridge Shareholders voted overwhelmingly in favour of the acquisition of Ridge by Aquarius, by means of a scheme of arrangement (the "Scheme") pursuant to Part 26 of the Companies Act 2006, with 99.99 per cent of shares voted being in favour of the transaction.

The Scheme remains conditional upon the subsequent sanction and (as the case may be) confirmation of the Court. The Scheme is expected to become effective on 30 July 2009 following conclusion of the Scheme Court hearing which is scheduled for 27 July 2009.

Aquarius CEO Stuart Murray said: "Aquarius' South African management is ready to commence the integration of the Ridge assets into the Aquarius stable and have earmarked a multi-functional team to manage this process to ensure a smooth transition. Ridge's operating mine, Blue Ridge Mine, which is currently in ramp-up mode should commence contributing to the Aquarius group's production profile immediately. At the completion of the ramp up-phase, the Blue Ridge Mine is expected to produce approximately 125,000 4EPGM ounces per annum, of which fifty per cent of the production will be attributable to Aquarius."

Everest Platinum Mine Update

Following earlier announcements, Aquarius wishes to further update shareholders on progress at the Company's Everest Platinum Mine.

As previously announced, mining operations at Everest were suspended 8 December 2008 following the subsidence event. The affected area has subsequently stabilized with no further subsidence or seismic activity having occurred since 10 February 2009. Geo-technical investigations have attributed the subsidence to extreme rainfall which affected the characteristics of the shear zone which is prevalent in the affected area. The area affected by the subsidence has been surveyed, confirming the subsidence is confined to the upper areas of the original decline and previously mined out areas in the vicinity of the decline, and that existing stoping and development areas are not affected.

A small care and maintenance team has been retained on-mine, and is able to access the underground workings to perform necessary maintenance activities on the infrastructure unaffected by the subsidence whilst a dedicated project team was appointed to undertake the detailed design and project management for the re-opening of the mine.

The project team has evaluated multiple access alternatives and identified the development of two new declines, one north and one south of the original decline, as the most expedient and capital-efficient means to recommence operations whilst ensuring optimal longer term infrastructure placement in terms of the ore body geometry. The plan below illustrates the two new declines in relation to the original decline. Both the declines are within the current Everest mining area, with the declines placed in the previous opencast mining areas. In addition, the area above the original decline will be mined as an open-pit area.

The sequence of events will initially focus on the establishment of the North decline, which will serve as the main decline (including decline conveyors) whilst the south decline will be used for ventilation, men and material access. Capital has been approved for the first phase of the project: namely the north boxcut, storm water management, temporary and permanent services, access road, initial underground development and rock support.

The Department of Minerals and Energy (DME) has amended the section 54 instruction allowing underground access and preparatory work, including sliping operations to take place. Initial underground development includes sliping operations for the establishment of the north declines and will take place in parallel with the footwall development from the boxcut to the underground workings. The capital cost of this phase is budgeted at R77 million and is expected to take up to 6 months. Phase 1 was specifically scoped to utilize the window of opportunity before the rainy season, with excavation of the North boxcut having commenced in June 2009, which will ensure completion within the dry period.

Figure 1: Revised Access Configuration at Everest Mine


N
North boxcut
New open pit
Original boxcut
South boxcut
Legend
Affected area
Proved
Probable
Mined out
Dyke
Decline line
Scale: 0
500m

Phase 2 of the project includes completion of the decline development, establishment of underground services and the reclamation of infrastructure, equipping of declines and strike sections, and re-establishment of stoping sections. Permanent surface infrastructure, such as mine services and overland conveyers will also be completed during this phase. This preparation, coupled with early production from the open pit area, will enable ramp-up of underground production, with reef stockpiling prior to resumption of milling operations. Completion of Phase 2 and production ramp-up to process plant resumption will require approximately 10 months. The detail engineering designs associated with Phase 2 are in process, and preliminary Capital Budget Estimates (CBE) have been completed, confirming the capital requirement for the entire project (including Phase 1 and 2) to be approximately R 250 million.

Project execution is therefore proceeding as anticipated to place Everest in a state of readiness to resume operations. The decision to resume operations will, however be made in the context of prevailing metals prices and market conditions at the time.

Insurance

Discussions with insurers and underwriters were concluded and an insurance payment has been received during the financial year ending 30 June 2009.

Quarterly Report June 2009

Aquarius will be releasing its quarterly report for the three months ended 30 June 2009 on 31 July 2009. This is a few days later than is usually the norm to accommodate the prospectus with respect to the to the Ridge acquisition.

For further information please contact:

In Australia:	**In the United Kingdom**	**In South Africa**
Willi Boehm	Nick Bias	Hugo Höll
willi@aquariusplatinum.com	nickbias@aquariusplatinum.com	hugo.holl@aquariussa.co.za
+61 (0)8 9367 5211	+ 41 (0)79 888 1642	+27 (0)14 536 4001

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

It is expected that the New Aquarius Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com).

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



15 July 2009

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

AEGON UK plc has advised the Company that its notifiable interest in the Company is now below 3%, representing 12,745,971 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

AQUARIUS PLATINUM LIMITED

Exempted Company Number EC26290

ARBN 087 577 892

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	21 August 2009
Time of Meeting:	9.00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton HM11 Bermuda

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

AQUARIUS PLATINUM LIMITED

Exempted Company Number EC26290
ARBN 087 577 893

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of Shareholders of Aquarius Platinum Limited (**Company**) will be held at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda at 9.00 am on Friday, 21 August 2009.

The Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of General Meeting.

AGENDA

1. Resolution 1 - Ratify the issue of Shares under the Placing

To consider, and if thought fit, to pass, with or without amendment, the following **resolution**:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 46,330,000 Shares, on the terms and conditions set out in the Explanatory Memorandum"

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of that person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Resolution 2 - Ratify the issue of Convertible Bonds and approve the issue of Shares on conversion of the Convertible Bonds

To consider, and if thought fit, to pass, with or without amendment, the following **resolution**:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve the issue of up to 65,000 Convertible Bonds, each at an issue price of ZAR 10,000, and approve the issue of Shares on conversion of the Convertible Bonds, on the terms and conditions set out in the Explanatory Memorandum"

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of that person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. Resolution 3 - Approve the issue of Shares in connection with the FirstPlats Agreement

To consider and, if thought fit, to pass, with or without amendment, the following **resolution**:

"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders of the Company approve the issue of 2,732,000 Shares in accordance with the FirstPlats Agreement, on the terms and conditions as set out in the Explanatory Memorandum"

The Company will disregard any votes cast on this resolution by any person who may participate in the issue and by any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares if this resolution is passed, or by an associate of such persons. However, a person can vote if the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Willi Boehm
Company Secretary
DATED: 28 July 2009

AQUARIUS PLATINUM LIMITED
Exempted Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd
PO Box 485
SOUTH PERTH WA 6951
AUSTRALIA

Facsimile (618) 9367 5233

Aquarius Platinum Limited
Codan Services Limited
Clarendon House
2 Church Street
Hamilton HM CX
BERMUDA
Attention: Company Secretary

Facsimile (441) 292 4720

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
UNITED KINGDOM

Facsimile (870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the General Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00 pm, Wednesday, 19 August 2009. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the General Meeting.

AQUARIUS PLATINUM LIMITED
Exempted Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited (**Company**) and entitled to ____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9.00 am, Friday, 21 August 2009 and at any adjournment thereof in respect of ____________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	Ratify the issue of Shares under the Placing	☐	☐	☐
2.	Ratify the issue of Convertible Bonds and approve the issue of Shares on conversion of the Convertible Bonds	☐	☐	☐
3.	Approve the issue of Shares in connection with the FirstPlats Agreement	☐	☐	☐

As witness my/our hand/s this day of 2009

If a natural person:

SIGNED by) in the presence of:
)

Name (Printed) Witness Name (Printed)

If a company:

EXECUTED by)
in accordance with its) Director Director/Secretary
constitution)

Name (Printed) Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________)
) Signature of Attorney
by ____________________)
)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power) Signature of Witness
of Attorney in the presence of:

AQUARIUS PLATINUM LIMITED

Exempted Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at a general meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda at 9.00 am on Friday, 21 August 2009 (the **Meeting**).

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Background

1.1 Summary of the Capital Raising

On 26 March 2009 the Company announced a placing, rights issue and convertible bond issue (**Capital Raising**). In total, the Company raised approximately US$269 million through the Capital Raising.

(a) **Key terms of the Placing**

The Company raised approximately US$119 million under the Placing. The placing of 46,330,000 Shares (the **Placing Shares**) represented approximately 14.2% of the existing issued common share capital of the Company at the time of issue of the Placing Shares, and was offered to both new and existing institutional investors.

The Placing was conducted through an accelerated book-building process and was underwritten as to settlement by Merrill Lynch International and Euroz Securities Limited (**Euroz**), pursuant to the Placing and Rights Issue Underwriting Agreement. The Placing Shares were issued on 31 March 2009.

(b) **Key terms of the Rights Issue**

The Company raised approximately US$72 million pursuant to the renounceable Rights Issue. The new Shares offered under the Rights Issue (**Rights Issue Shares**) were offered to all Shareholders holding Shares on the Record Date, other than (subject to certain exceptions) Shareholders with a registered address in an Excluded Territory.

The Rights Issue Shares were offered at a price of A$2.39, 115 pence or ZAR15.83 per Share on the basis of 1 Rights Issue Share for every 9 Existing Shares. The Rights Issue was fully underwritten by Merrill Lynch International and Euroz, pursuant to the Placing and Rights Issue Underwriting Agreement. Aquarius received valid acceptances in respect of 40,313,278 Rights Issue Shares, representing approximately 97.16% of the total number of Rights Issue Shares offered to qualifying Shareholders under the Rights Issue.

(c) **Key terms of the Convertible Bond Issue**

The Company raised a further ZAR650 million (US$78 million) by way of the Convertible Bond Issue. The Convertible Bond Issue was conducted through a private placement managed by Rand Merchant Bank (**RMB**). The minimum denomination of the Convertible Bonds was ZAR10,000.

RMB agreed to underwrite ZAR500 million of the Convertible Bond Issue, and the Company granted RMB an option to require the Company to issue additional Convertible Bonds up to a further value of ZAR150 million. RMB exercised the option and a total amount of ZAR650 million was raised under the Convertible Bond Issue.

The Company issued the Convertible Bonds on 11 May 2009 and the bonds were listed on the JSE on 11 May 2009. The obligation to issue Shares on conversion of the Convertible Bonds is conditional on Shareholder approval being obtained, or the Company otherwise being able to issue Shares in compliance with Listing Rule 7.1. If Shareholder approval is not obtained for the purposes of Resolution 2, the Company will ensure that at all times it has sufficient authorised but unissued share capital and sufficient capacity for the purposes of compliance with Listing Rule 7.1 to issue all Shares that may be required to be issued on conversion of the Convertible Bonds. The Company will not issue any other Shares to the extent that such a Share issue would restrict or otherwise interfere with its ability to issue the Shares on conversion of the Convertible Bonds in compliance with Listing Rule 7.1.

1.2 Reasons for the Placing, Rights Issue and Convertible Bond Issue

During 2008, the Aquarius Group simplified its group structure by removing all minority shareholdings in its subsidiary, AQPSA, through various actions, including the repurchase by Aquarius of Impala Platinum's 20% interest in AQPSA for US$790 million in April 2008. This repurchase was partly financed through a bridging loan (**Bridge Loan Facility**). The Bridge Loan Facility was due for repayment on 30 June 2009 and has now been repaid. Approximately US$167 million (ZAR1,577.5 million) of the proceeds of the Placing, Rights Issue and Convertible Bond Issue were applied in repaying the balance owing on the Bridge Loan Facility.

On 8 December 2008, Aquarius' management announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius' management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long term basis and that technically acceptable alternatives exist to re-open the mine. The capital expenditure associated with the potential restart of the Everest mine is currently estimated to be ZAR 200 million to ZAR 250 million.

As announced on 27 March 2009, Aquarius signed an implementation agreement with Ridge Mining PLC (**Ridge**) pursuant to which, subject to certain preconditions, Aquarius agreed to make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Share for every 2.75 Ridge shares (**Possible Acquisition**). Ridge has issued a scheme booklet and convened a meeting of Ridge shareholders to consider the Possible Acquisition, which was held on 6 July 2009. Court approval for the Possible Acquisition is being sought on 27 July 2009. Should the Possible Acquisition complete, part of the proceeds of the Placing and Rights Issue will be used to fund the operating and capital expenditure requirements of Ridge.

1.3 Use of proceeds

Of the US$269 million that the Company raised pursuant to the Capital Raising, approximately US$167 million was applied to repaying the Bridge Loan Facility, approximately US$31 million was and will be applied to capital requirements to open the Everest mine and approximately US$39 million will be applied to capital and operating expenses for Ridge.

2. Resolution 1 – Ratify the issue of Shares in connection with the Placing

2.1 Background

Section 1 of this Explanatory Memorandum includes details of the Placing which formed part of the Capital Raising that was conducted by Aquarius.

Resolution 1 seeks the approval of Shareholders to ratify the issue of 46,330,000 Shares to raise US$119 million for the purposes of Listing Rule 7.4.

2.2 Listing Rule 7.1 and 7.4

Listing Rule 7.1 broadly provides, subject to certain exceptions, that a company may not issue or agree to issue securities which represent more that 15% of the nominal value of the company's issued share capital at the beginning of any 12 month period without obtaining shareholder approval.

A company in general meeting can ratify, by passage of a resolution, a previous issue of securities that was within the 15% limit so that the previous issue can be treated as having been made with shareholder approval for the purposes of Listing Rule 7.1.

Listing Rule 7.4 allows shareholders to validate an issue of securities made without prior approval under Listing Rule 7.1 as if it had been made with that approval for the purposes of Listing Rule 7.1, but only if:

(a) the issue did not breach the 15% limit under Listing Rule 7.1 when made; and

(b) the holders of ordinary securities subsequently approve it.

2.3 Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider and ratify the issue of the Placing Shares.

(a) The number of Placing Shares allotted was 46,330,000.

(b) The Placing Shares were issued at 180 pence per Placing Share. The price of the Placing Shares in Australian dollars, the currency in which the Shares are quoted on ASX, was set at A$3.75 per Placing Share.

(c) The Placing Shares were allotted to professional and sophisticated investors, who were not related to the Company.

(d) The Placing Shares are fully paid common shares in the Company and rank equally with, and are on the same terms as, the existing Shares on issue.

Funds raised from the issue of the Placing Shares (together with funds raised from the Rights Issue and Convertible Bond Issue) have been used for the repayment of the Bridge Loan Facility, have and will be used for capital expenditure on the Everest mine and capital and operating requirements in relation to the Possible Acquisition and for working capital and ongoing operations.

3. Resolution 2 - Ratify the issue of Convertible Bonds in connection with the Convertible Bond Issue and approve the issue of Shares on conversion of the Convertible Bonds

3.1 Background

Section 1 of the Explanatory Memorandum includes details of the Convertible Bond Issue which formed part of the Capital Raising that was conducted by Aquarius.

Resolution 2 is seeking Shareholder ratification for the issue of Convertible Bonds and Shares on conversion of the Convertible Bonds, for the purposes of Listing Rule 7.4.

3.2 Listing Rule 7.1 and 7.4

As set out above, Listing Rule 7.1 broadly provides, subject to certain exceptions, that a company may not issue or agree to issue securities which represent more that 15% of the nominal value of the company's issued share capital at the beginning of any 12 month period without obtaining shareholder approval.

Pursuant to Listing Rule 7.4 a company in general meeting can ratify a previous issue of securities that was within the 15% limit so that the previous issue can be treated as having been made with shareholder approval for the purposes of Listing Rule 7.1.

3.3 Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider and ratify the issue of the Convertible Bonds.

(a) The number of Convertible Bonds issued was 65,000. The maximum number of Shares that may be issued on conversion of the Convertible Bonds will be determined by dividing the principal amount of each Convertible Bond by the Conversion Price in effect on the relevant Conversion Date. The Base Conversion Price is ZAR 38.13 per Share. The Base Conversion Price is subject to adjustment in accordance with certain adjustment formulae which are summarised in the Schedule under the heading "Conversion Price".

The total number of Shares to be issued on conversion of all of the Convertible Bonds, assuming the Convertible Bonds are all converted at the Base Conversion Price, would be 17,046,944 Shares (being ZAR650,000,000 divided by ZAR 38.13).

The total number of Shares to be issued on conversion of all of the Convertible Bonds at the Base Conversion Price would represent 4.11% of the total issued and fully paid share capital of the Company, based on the total issued and fully paid share capital of the Company immediately following completion of the Rights Issue, taking account of the Shares to be issued on Conversion of the Convertible Bonds (17,046,944) and assuming the Company does not undertake any other issue of Shares.

If shareholder approval is not obtained for Resolution 2 the Company will need to ensure during each year of the term of the Convertible Bonds that it has sufficient capacity available under the 15% permitted under Listing Rule 7.1, to issue all of the Shares required on conversion of the Convertible Bonds without shareholder approval. This would have the effect of restricting the Company's flexibility in managing future share issues and raising equity capital.

The Convertible Bonds may be converted at any time after the first anniversary of the Issue Date up to 10 days prior to the final maturity date on 30 April 2012. The actual percentage of the total issued share capital of the Company to be represented by the Shares to be issued on conversion of the Convertible Bonds will depend on what other share issues are undertaken by the Company prior to conversion of the Convertible Bonds and any adjustments made to the Conversion Price in accordance with the terms of the Convertible Bonds.

As noted above, the Conversion Price is subject to adjustment upon the occurrence of certain events. Generally, these adjustment mechanisms are intended to protect the bondholder from the dilutionary effect of the events triggering the adjustment, such as new issues of Shares at a discount, share consolidations and the like. One exception to this principle is the adjustment to the Conversion Price following a change of control event. These adjustment mechanisms are summarised in the Schedule under the heading "Conversion Price".

(b) The Convertible Bonds were issued at ZAR10,000 per Convertible Bond.

(c) The Convertible Bonds were issued on the terms and conditions set out in the Schedule. The Shares to be issued on conversion of the Convertible Bonds rank equally with all existing Shares on issue.

(d) The Convertible Bonds were issued to RMB and to clients of RMB.

(e) The issue of the maximum number of Convertible Bonds proposed under Resolution 2 raised ZAR650 million (approximately US$78 million). Funds raised from the issue of the Convertible Bonds have been used to repay in part the Bridge Loan Facility.

4. Resolution 3 – Approve the issue of Shares in connection with the FirstPlats Agreement

4.1 Background

In February 2009, Aquarius, AQPSA and First Platinum (Pty) Limited (**FirstPlats**) entered into the FirstPlats Agreement pursuant to which AQPSA will acquire from FirstPlats a prospecting and mining business for PGMs in the Salene Mining Area and FirstPlats Mining Area. The consideration for the acquisition was determined by reference to the aggregate cash value of 2,732,000 Shares. The sale of the business is subject to the transfer of ownership of the relevant mining rights to AQPSA which as per the terms of the agreement, must take place within 18 months from 5 February 2009. If, however, AQPSA elects to mine in those mining areas prior to the conversion and transfer of the mining rights under a contract mining arrangement concluded with FirstPlats, the shares will be issued in tranches at six monthly intervals in proportions which equate to the extent to which AQPSA has depleted the ore reserve in the mining areas in each such six monthly period pursuant to such contract mining activities.

Resolution 3 seeks the approval of Shareholders to authorise the issue of 2,732,000 Shares, in connection with the FirstPlats Agreement, for the purposes of Listing Rule 7.1.

4.2 ASX Listing Rule 7.1

Listing Rule 7.1 broadly provides, subject to certain exceptions, that a company may not issue or agree to issue securities which represent more that 15% of the nominal value of the company's issued share capital at the beginning of any 12 month period without obtaining shareholder approval.

Accordingly, if Shareholders approve the issue of Shares under Resolution 3, those Shares will not be counted towards the 15% limit in respect of issues of equity securities in the following 12 month period.

4.3 Disclosure Requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.3, the following information is provided to Shareholders to enable them to approve the issue of the Shares:

(a) The maximum number of Shares to be issued pursuant to Resolution 3 is 2,732,000.

(b) The issue of Shares will occur no later than 15 months after the date of this meeting, in accordance with a waiver granted by ASX.

(c) The deemed issue price of each Share is 92 pence.

(d) The Shares will be issued to Sunpeak Global Corporation, on the direction of FirstPlats, in accordance with the terms and conditions of the FirstPlats Agreement.

(e) The Shares to be issued by the Company are fully paid common shares in the Company and rank equally with, and are on the same terms as, the existing Shares on issue.

(f) No funds are being raised pursuant to the issue of Shares in accordance with Resolution 3. The Shares are being used as consideration for the acquisition of a prospecting and mining business for PGMs in the Salene Mining Area and FirstPlats Mining Area from FirstPlats under the FirstPlats Agreement.

(g) The Board presently intends to issue the Shares pursuant to Resolution 3 as one allotment. However, the Board reserves the right to issue the Shares progressively.

5. Glossary of Terms

In the Notice of General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

AQPSA means Aquarius Platinum (South Africa) (Pty) Ltd, a wholly owned subsidiary of Aquarius incorporated in the Republic of South Africa.

Aquarius Group means Aquarius and each of its subsidiaries and subsidiary undertakings from time to time.

ASX means ASX Limited.

ASX Listing Rules means the official listing rules of ASX.

Base Conversion Price means ZAR38.13

Board means the board of Directors.

Bridge Loan Facility means the bridge facility provided for in the Amended and Restated Facilities Agreement dated on or about 15 April 2008 between AQPSA and FirstRand Bank Limited.

Companies Act means the Companies Act 1981 of Bermuda as amended from time to time.

Company and **Aquarius** means Aquarius Platinum Limited.

Conversion Price means the Base Conversion Price as adjusted from time to time. The number of Shares to be issued and transferred and delivered on exercise of a conversion right under the Convertible Bond shall be determined by dividing the principle amount of the relevant Convertible Bond by the conversion price in effect on the conversion date. The initial conversion price is the Base Conversion Price. The conversion price shall be adjusted upon the occurrence of certain events including, but not limited to, any alteration to the nominal value of the Shares as the result of consolidation or subdivision, any rights or bonus issues and any distribution of capital, including special dividends. Shares to be allotted or transferred, as the case may be, on conversion will be issued or transferred and delivered, as the case may be, credited as fully paid and will rank equally with all other Shares, save that they will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Shares prior to the relevant date of conversion.

Convertible Bond Issue means the issue of convertible bonds which raised ZAR650 million.

Convertible Bonds means the convertible bonds issued in accordance with the Convertible Bond Issue and the terms of which are summarised in the Schedule to this Explanatory Memorandum.

Directors means the directors of the Company from time to time.

Excluded Territory means the United States, Canada and Japan.

Existing Shares means Shares on issue on the Record Date.

Explanatory Memorandum means this explanatory memorandum.

FirstPlats means First Platinum (Pty) Ltd, a company incorporated in the Republic of South Africa.

FirstPlats Mining Area means the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs.

JSE means the JSE Limited, a public company incorporated with limited liability under the laws of the Republic of South Africa, with registration number 2005/022939/06 and licensed as an exchange under the South African Securities Services Act, No. 36 of 2004 as amended, often referred to as the Johannesburg Stock Exchange.

LSE means the London Stock Exchange plc.

Impala Platinum means Impala Platinum Holdings Limited registration number 1597/001979106, a company incorporated in the Republic of South Africa.

Meeting and **General Meeting** means the general meeting of Shareholders to be held at 2 Clarendon House, 2 Church Street, Hamilton HM11, Bermuda at 9.00 am on Friday, 21 August 2009 or any adjournment thereof.

Notice and **Notice of General Meeting** means the notice of general meeting which accompanies this Explanatory Memorandum.

PGM means platinum group metals.

Placee means persons who subscribed for Placing Shares pursuant to the Placing.

Placing means the placing of Placing Shares as described in the Explanatory Memorandum.

Placing and Rights Issue Underwriting Agreement means the placing and rights issue underwriting agreement dated 26 March 2009 between the Company, Merrill Lynch International and Euroz relating to the Placing and Rights Issue.

Placing Shares means the Shares issued to Placees pursuant to the Placing as defined in section 1.1(a) of the Explanatory Memorandum.

Record Date means the record date in Australia, the UK and South Africa, being the close of business on 9 April 2009, 31 March 2009 and 9 April 2009 respectively.

Resolution means a resolution in the Notice of General Meeting.

Rights Issue means the offer by the Company of Shares by way of rights to all Shareholders, other than (subject to certain exceptions), Shareholders with a registered address in an Excluded Territory.

Salene Mining Area the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs.

Securities means any securities including, without limitation, Shares, or options, warrants or other rights to subscribe for or purchase or acquire Shares.

Shareholder means a registered holder of Shares.

Share means a fully paid common share of US$0.05 in the capital of the Company.

ZAR means South African Rand, the official currency of South Africa.

Schedule - Terms and Conditions of the Convertible Bonds

Structure Diagram


Issuer Guarantee and Indirect Security
AQP
Incorporated in Bermuda
Listed on ASX, LSE, JSE
Bondholders
JSE listed Convertible Bond
Direct Security
100%
50%
Subsidiary Guarantee and Direct Security
Trustee
AQPSA
Incorporated in South Africa
Mimosa Holdings
Incorporated in Mauritius joint venture with Impala
Security SPV Guarantee
Counter Indemnities and Indirect Security
100%
50%
50%
Everest South
Kroondal
pooling and sharing arrangement joint venture with RPM
Marikana
pooling and sharing arrangement joint venture with RPM
Mimosa
Incorporated in Zimbabwe
Lexshell 548
Security SPV
Incorporated in South Africa

Issuer	Aquarius Platinum Limited, an exempted company duly incorporated in Bermuda under the Companies Act 1981 of Bermuda with Exempted Company Number EC 26290 on 8 April 1999 and registered as an external company in accordance with the company laws of South Africa with Registration Number 2009/005763/10.
Guarantor	Aquarius Platinum (South Africa) (Proprietary) Limited, a private company duly incorporated in accordance with the company laws of South Africa with Registration Number 2002/000341/07.
Security SPV	Lexshell 548 Investments (Proprietary) Limited, a private company duly incorporated in accordance with the company laws of South Africa with Registration Number 2002/006432/07.
Description of Bonds	Floating Rate Senior Secured Convertible Registered Bonds due 30 April 2012.
Issue Price	The Convertible Bonds have been issued at 100% (one hundred percent) of their Principal Amount.

Authorised Denomination	ZAR10,000. Convertible Bonds were only purchased or transferred in integral multiples of ZAR10,000.
Issue Date	11 May 2009 (**Issue Date**).
Final Maturity Date	Unless previously converted, redeemed or repurchased and cancelled, and other than in the case of an Event of Default, the Convertible Bonds will be redeemed on 30 April 2012 (**Final Maturity Date**) at their Principal Amount together with accrued and unpaid interest.
Redemption by Issuer	During the period from the Issue Date and up to the day prior to the first anniversary of the Issue Date, the Issuer may redeem all but not some of the Bonds then outstanding at 115% of their Principal Amount together with accrued interest up to but excluding the date on which such redemption occurs. The Issuer may redeem all but not some of the Bonds on the date specified in the relevant notice of redemption at their Principal Amount together with accrued interest up to but excluding such date - (a) at any time on or after the first anniversary of the Issue Date, if on more than 20 consecutive dealing days the ZAR Volume Weighted Average Price for each such Dealing Day exceeds 128% of the Conversion Price in effect on such Dealing Day; or (b) at any time, if prior to the date on which the relevant notice of redemption is given Conversion Rights shall have been exercised and/or purchases effected in respect of 85% or more in Principal Amount of the Bonds originally issued. The Issuer also has the right to redeem all but not some of the Bonds in the event of certain changes affecting taxation in respect of payments of the Bonds.
Redemption at option of Bond holder	Following the occurrence of change of control event the holder of each Bond will have the right to require the Issuer to redeem, in cash, that Bond at - (a) if the change of control occurs prior to the first anniversary of the Issue Date, 115% of its Principal Amount; and (b) if the change of control occurs on or after the first anniversary of the Issue Date, its Principal Amount together with accrued but unpaid interest.
Interest	The Convertible Bonds bear interest from (and including) the Issue Date at the rate which is the aggregate for each Interest Period of 3-month JIBAR plus a margin of 3% (three percent) per annum. Interest on the Convertible Bonds will be compounded quarterly in arrear and be paid semi-annually in arrear on 30 October and 30 April in each year commencing on 30 October 2009.

Conversion Right

The holder of each Convertible Bond shall have the right to convert such Convertible Bond into new and/or existing (as determined by the Issuer) Shares of US$0.05 each in the capital of the Issuer, credited as fully paid up.

A Bondholder may exercise its Conversion Right only in respect of the Principal Amount of a Convertible Bond that has not already been redeemed or repurchased and cancelled and by delivering a Conversion Notice to the Conversion Agent together with payment of all applicable taxes. Only one Conversion Notice may be delivered by a Bondholder during each calendar month during the Conversion Period. The Conversion Date will be the Johannesburg Business Day after the date of such delivery and payment.

Conversion Period

The Conversion Right in respect of any Convertible Bond shall be exercisable at any time from the first anniversary of the Issue Date and, except following an Event of Default or unless previously redeemed, converted or purchased and cancelled, up to close of business on the 10th (tenth) day prior to the Final Maturity Date. The Conversion Right in respect of any Convertible Bond may not be exercised where the resulting Conversion Date would fall during a closed period for Common Shares or during the period commencing on a day which is 10 (ten) days prior to an Interest Payment Date, and ending on the Interest Payment Date, both days inclusive.

Base Conversion Price

The Base Conversion Price is ZAR38.13 (**Base Conversion Price**).

Conversion Price

The number of Common Shares to be issued or transferred and delivered on exercise of a Conversion Right shall be determined by dividing the Principal Amount of the relevant Bond by the Conversion Price in effect on the Conversion Date. The initial Conversion Price is the Base Conversion Price.

The Conversion Price shall be adjusted upon the occurrence of certain events including but not limited to the following:

(a) a consolidation, reclassification or subdivision in relation to Shares in which case the Conversion Price shall be adjusted proportionally for the change in issued share capital;

(b) an issue of Shares, credited as fully paid, to Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than where the Shareholder could have elected to receive a cash dividend instead of the Shares, in which case the Conversion Price shall be adjusted proportionally for the change in issued share capital;

(c) an issue or payment of a capital distribution including any dividends in a financial year in excess of 5% of the volume weighted average price of a Share, or any special dividend and similar distributions, in which case the Conversion Price shall be adjusted by a fraction to reflect the current market price of the Shares before the issue of such distribution less the fair market value of such distribution;

(d) an issue of Shares to Shareholder by way of rights issue or issue or grant to Shareholders of options, warrants or other rights to Shares at a price less than 90% of the then current market price of the Shares in which case the Conversion Price shall be adjusted by a fraction to reflect the current market price of the Shares before the issue of such Securities or rights less the fair market value of such Securities or rights;

(e) an issue of any Securities (other than Shares or options, warrants or other rights to Shares) to Shareholders as a class by way of rights or the grant to Shareholders by way of rights of options, warrants or other rights to such Securities in which case the Conversion Price shall be adjusted by a fraction to reflect the current market price of the Shares before the issue of such Securities or rights less the fair market value of such Securities or rights;

(f) an issue wholly for cash or no consideration of any Shares (other than under (d) above) or options, warrants or other rights to Shares at a price per Share less than 90% of the then current market price of the Shares in which case the Conversion Price shall be adjusted proportionally for the change in issued share capital;

(g) the issue, wholly for cash or no consideration of any Securities convertible to, exchangeable with or which may be redesignated as Shares at a conversion or exchange price per Share less than 90% of the then current market price of the Shares at the time of issue of the Securities in which case the Conversion Price shall be adjusted proportionally for the change in issued share capital that would occur on conversion or exchange of the Securities at that market price compared to the conversion price;

(h) if there is a modification of the rights of conversion, exchange or subscription attaching to any Securities referred to at (g) above which reduces the consideration received below 90% of the current market price of the Shares at the date of announcing such modification, in which case the Conversion Price shall be adjusted proportionally for the change in issued share capital that would occur on conversion or exchange of the Securities at that market price compared to the modified price;

(i) any offer of Securities by the Company, a subsidiary or other company in connection with which Shareholders as a class are entitled to participate whereby such Securities may be acquired by them (and where the Conversion Price is not adjusted under other adjustment clauses) the Conversion Price shall be adjusted by a fraction to reflect the current market price of Shares before the announcement of the relevant offer or issue of Securities and the fair market value of the portion of the offer attributable to each Share;

(j) if the Company determines an adjustment should be made to the Conversion Price as a result of circumstances not referred to in paragraphs (a) to (i) above, the Company shall request an independent expert to determine a fair and reasonable adjustment to the Conversion Price.

In addition to the above adjustments, which are each intended to protect the holder of the Convertible Bond from the potential dilutionary effect of other issues of Shares or Securities or adjustments to the rights under other instruments, the Conversion Price will also be adjusted for a Change of Control event.

If an offer is made to all (or nearly all) Shareholders, to acquire all or the majority of the issued share capital of the Company or any persons propose a scheme of arrangement with respect to such an acquisition and more than 50% of the voting rights of the issued Shares will become vested in the offeror, then if the holder of the Convertible Bond exercises their conversion rights within 60 days of the change of control event then the Conversion Price shall be adjusted -

(a) if the change of control event is during the second year of the term of the Convertible Bond, between 30 April 2010 and 30 April 2011, then to 90% of the previous Conversion Price; and

(b) if the change of control event is during the third and final year of the term of the Convertible Bond, between 30 April 2011 and 30 April 2012, then to 95% of the previous Conversion Price.

Common Shares to be allotted or transferred, as the case may be, on conversion will be issued or transferred and delivered, as the case may be, credited as fully paid and will rank *pari passu* with all other Common Shares, save that they will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Common Shares prior to the relevant Conversion Date.

Use of Proceeds

The Issuer has used the proceeds to partially fund the advance of an interest bearing shareholder loan (**Serviced Shareholder Loan**) to the Guarantor pursuant to a Shareholder Loan Agreement dated on or about 2 April 2009 between the Issuer and the Guarantor (**Serviced Shareholder Loan Agreement**) and for general corporate purposes. The Guarantor has used the amount advanced under the Serviced Shareholder Loan Agreement towards repayment of the Bridge Loan Facility.

Negative Pledge	The Conditions of the Bonds contain negative pledge provisions which restrict the Guarantor's ability to create security interests and incur financial indebtedness except in certain limited circumstances. The Issuer and Guarantor are also restricted from paying distributions, advancing loans or making payments unless after such payments certain minimum levels of cash on hand are achieved.
Status of the Bonds	The Bonds are direct, senior, unconditional and secured indebtedness of the Issuer and rank *pari passu* amongst themselves. To the extent the proceeds of the Transaction Security provided by the Issuer are insufficient to discharge the Issuer's obligations under the Bonds, the claims of the Bondholders in respect of such shortfall will at all times rank at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.
Subsidiary Guarantee	The Guarantor, which is a Wholly Owned Subsidiary of the Issuer, has irrevocably guaranteed to the Trustee for the benefit of the Bondholders the due and punctual payment by the Issuer of all amounts owing by the Issuer in respect of the Bonds (**Subsidiary Guarantee**).
Status of the Subsidiary Guarantee	The Subsidiary Guarantee is an irrevocable senior and secured obligation of the Guarantor. To the extent the proceeds of the Transaction Security provided by the Guarantor are insufficient to discharge the Guarantor's obligations under the Subsidiary Guarantee, the claims of the Bondholders (subject to the Security SPV Guarantee, the Counter Indemnity Agreements and the Transaction Security provided by the Guarantor for its obligations under the Counter Indemnity Agreements) in respect of such shortfall will, at all times, rank at least equally with all other present and future unsecured and unsubordinated obligations of the Guarantor from time to time outstanding, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.
Security SPV Guarantee	The Security SPV has irrevocably guaranteed to the Trustee for the benefit of the Bondholders the due and punctual payment by the Guarantor of all amounts owing by the Guarantor under the Subsidiary Guarantee on a limited recourse basis (**Security SPV Guarantee**).
Counter Indemnity Agreements	The Guarantor has agreed to indemnify the Security SPV in respect of any claims made against the Security SPV under the Security SPV Guarantee pursuant to written counter indemnity agreements entered into between the Security SPV and the Guarantor (**Counter Indemnity Agreements**). The Guarantor has also, in terms of the Counter Indemnity Agreements, agreed to indemnify the Security SPV against claims made against the Security SPV under a guarantee (**FNB Guarantee**) issued to FirstRand Bank Limited (acting through its First National Bank division) **FNB** as security for the obligations of the Guarantor under a guarantee facility (**FNB Guarantee Facility**) and the Additional Guarantees (as defined below).

Status of the Counter Indemnity Agreements	The Counter Indemnity Agreements are irrevocable senior and secured obligations of the Guarantor. To the extent the proceeds of the transaction security provided by the Guarantor for its obligations under the Counter Indemnity Agreements are insufficient to discharge the Guarantor's obligations under the Counter Indemnity Agreements, the claims of the Security SPV (subject to the Issuer Guarantee and the transaction security provided by the Issuer for its obligations under the Issuer Guarantee) in respect of such shortfall will, at all times, rank at least equally with all other present and future unsecured and unsubordinated obligations of the Guarantor, from time to time outstanding, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.
Issuer Guarantee	The Issuer has irrevocably guaranteed to the Security SPV the due and punctual payment by the Guarantor of all amounts owing by the Guarantor in respect of the Counter Indemnity Agreements.
Intercreditor Agreement	The Security SPV has issued the Security SPV Guarantee and the FNB Guarantee, and will be permitted by the terms of an Intercreditor Agreement dated on or about the Issue Date between the Issuer, the Guarantor, the Security SPV, the Trustee and FNB to issue the Security SPV Guarantee and additional guarantees securing indebtedness of the Guarantor up to a maximum aggregate principal amount of indebtedness from time to time of ZAR900,000,000 (inclusive of the amount outstanding under the Convertible Bonds from time to time and the amounts payable under the FNB Guarantee Facility from time to time) (**Additional Guarantees**). The Intercreditor Agreement, *inter alia,* governs the relationship between the Bondholders, FNB and the additional lenders to whom such additional guarantees are issued.
Trust Deed	The Convertible Bonds are constituted by a Trust Deed dated 26 March 2009 between the Issuer, the Guarantor, the Security SPV and Maitland Trust Limited as Trustee.
Events of Default	Certain events defined as Events of Default in the terms of the Convertible Bonds permit acceleration of the Convertible Bonds. These events are considered relatively standard for convertible bonds of this type and include a failure to pay principal or interest under the Convertible Bond terms or associated transaction documents, non-payment or acceleration of other financial indebtedness above certain thresholds, enforcement proceedings occurring, insolvency events occurring and similar events. Upon acceleration for any such event, the Convertible Bonds will become immediately due and repayable at their Principal Amount, together with accrued and unpaid interest.
Manager	FirstRand Bank Limited (acting through its Rand Merchant Bank division), a public company and registered bank duly incorporated with limited liability in accordance with the company and banking laws of South Africa with Registration Number 1929/001225/06 (**RMB**).
Underwriter	RMB.
Paying Agent	RMB or such other paying agent as may be appointed by the Issuer from time to time.

Conversion Agent	RMB or such other conversion agent as may be appointed by the Issuer from time to time.
Calculation Agent	RMB or such other calculation agent as may be appointed by the Issuer from time to time.
Currency	South African Rand (**ZAR**).
Governing Law	The Bonds and the Trust Deed will be governed by, and construed in accordance with, the laws of South Africa.
Listing and Trading	The Convertible Bonds are listed on the JSE.
Transaction Security	The Issuer will provide direct and indirect security for its obligations under the Convertible Bonds over its entire shareholding in, and its claims on loan account under the Serviced Shareholder Loan against, the Guarantor (including, without limitation, its claims in respect of the Serviced Shareholder Loan under the Serviced Shareholder Loan Agreement). The Guarantor will create a sinking fund (in the form of cash and/or Permitted Investments (as defined in the Trust Deed)) (**Required Sinking Fund Security**) in prescribed amounts and by no later than prescribed dates (in accordance with the terms of the Trust Deed). The Guarantor will provide security in favour of the Security SPV for its obligations under the Counter Indemnity Agreements.

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



AQUARIUS PLATINUM LIMITED ("AQUARIUS")

ASX, JSE & LSE

30 July 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

ANNOUNCEMENT RELATING TO THE PUBLICATION OF A PROSPECTUS

On 26 May 2009 Aquarius and Ridge Mining plc ("**Ridge**") issued a joint announcement about the recommended proposal for the all-share acquisition of Ridge by Aquarius by means of a scheme of arrangement (the "**Acquisition**"). Further to the announcement released on 29 July 2009 by Ridge regarding the Acquisition confirming Court approval of the reduction of capital in relation to the scheme of arrangement, Aquarius has published a prospectus (the "**Prospectus**") in relation to the anticipated admission of 34,087,945 new Aquarius shares (the "**New Shares**") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities on 30 July 2009 in connection with the Acquisition.

It is expected that admission of the New Shares will become effective and that dealings on the London Stock Exchange in the New Shares will commence at 8.00 a.m. (London time) on 30 July 2009. Application will be made to Australian Securities Exchange ("**ASX**") for quotation of the New Shares on ASX and to the JSE Limited ("**JSE**") for the New Shares to be admitted to listing and to trading on the Main Board of the JSE, in each case for as soon as possible on or after 30 July 2009.

Availability of the Prospectus

The Prospectus is available free of charge on request by writing to Aquarius' registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda. A copy of the Prospectus will also be available via Aquarius' website (www.aquariusplatinum.com).

Two copies of the Prospectus are available for viewing at the Document Viewing Facility of the FSA at 25 The North Colonnade, Canary Wharf, London E14 5HS and the Prospectus is available for inspection at Aquarius' registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda as well as at the offices of Linklaters LLP at One Silk Street, London EC2Y 8HQ during normal business hours on any weekday (except Saturdays, Sundays and public holidays).

Any capitalised term used but not defined in this announcement is as defined in the Prospectus.

For further information please contact:

Aquarius Platinum Limited

Stuart Murray, CEO	+27 11 455 2050
Willi Boehm, Company Secretary	+61 8 9367 5211
Nicholas Bias, IR	+41 79 888 1642

Copies of this announcement are not being, and must not be, directly or indirectly mailed or otherwise forwarded, distributed or sent in or into any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or otherwise send it in, or into or from any such jurisdiction.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

None of the securities referred to in this document have been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of such authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

RMB is acting exclusively for Aquarius and no one else in connection with the Acquisition and the Prospectus and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

Merrill Lynch is acting exclusively for Aquarius and no one else in connection with the Prospectus and will not be responsible to any other person for providing the protections afforded to clients of Merrill Lynch or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

DOCUMENT DATED 29 July 2009

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 (FSMA) if you are resident in the United Kingdom or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser.

This document, which comprises a prospectus prepared in accordance with the Prospectus Rules of the UK Listing Authority made under Part VI of the FSMA, has been approved by the Financial Services Authority (the **FSA**) in accordance with Section 85 of the FSMA. A copy of this document will be filed with the FSA in accordance with Rule 3.2 of the Prospectus Rules. This document together with the documents incorporated by reference (as explained in Part IX of this document) will be made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

Copies of this document are available to South African Shareholders from the registered office of the Company.


AQUARIUS
PLATINUM LIMITED

Aquarius Platinum Limited

(an exempted company incorporated under the laws of Bermuda under the Companies Act 1981 of Bermuda with Exempted Company Number EC 26290)

ARBN 087 577 893

Admission of 34,087,945 New Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities

Global Coordinator	*Merchant Bank and Transaction Sponsor*
Merrill Lynch International	**Rand Merchant Bank**

The Existing Shares are quoted and traded on the ASX. The Existing Shares have a secondary listing on the Official List of the UK Listing Authority and are admitted to trading on the London Stock Exchange's main market for listed securities and are admitted to listing and trading on the Main Board of the JSE. Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Shares to be admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. It is expected that admission will become effective and that dealings on the London Stock Exchange in the New Shares will commence at 8.00 a.m. (London time) on 30 July 2009. Application will be made to ASX for quotation of the New Shares on ASX and to the JSE for the New Shares to be admitted to listing and to trading on the Main Board of the JSE, in each case for as soon as possible on or after 30 July 2009.

The New Shares and New DIs have not been and will not be registered under the US Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

You should read the whole of this document and any document incorporated herein by reference. Prospective investors should review the risk factors set out on pages 11 to 27 of this document for a discussion of certain important risks, uncertainties and factors that should be considered in connection with an investment in the New Shares or New DIs.

The distribution of this document into an Excluded Territory may be restricted by law and therefore, persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of securities laws of such jurisdiction. In particular, subject to certain exceptions, this document should not be distributed, forwarded to or transmitted in or into the United States or any other Excluded Territory or any other jurisdiction outside Australia, the United Kingdom or South Africa, where the distribution of this document would breach any applicable law.

This document does not, and is not intended to, constitute or form part of any offer or invitation in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. In particular, this document does not constitute an offer of New Shares or New DIs to any person with a registered address or who is located in the United States.

None of the securities referred to in this document have been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of such authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Merrill Lynch International, which is authorised and regulated in the UK by the FSA, is acting for Aquarius and no one else in connection with this document and will not regard any other person (whether or not a recipient of this document) as a client in relation to this document and will not be responsible to anyone other than Aquarius for providing the protection afforded to its clients or for providing advice in relation to this document.

Lazard and Co., Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Aquarius and for no one else in connection with the Acquisition and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Acquisition and will not be responsible to any other person for providing the protection afforded to its clients, or for providing advice in connection with the Acquisition or the contents of this document or any other matter referred to in this document.

Rand Merchant Bank, a division of FirstRand Bank Limited, is acting exclusively for Aquarius and no one else in connection with the Acquisition and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to its clients, or for giving advice in connection with the Acquisition or the contents of this document or any other matter referred to in this document.

This document will be lodged with ASX as soon as possible on or after 30 July 2009. ASX takes no responsibility for the contents of this document or for the merits of the investment to which this document relates. This document is not a prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding the New Shares or New DIs. Nevertheless, this document contains important information and requires the immediate attention of Australian investors. If you are in any doubt as to how to deal with this document, you should consult your professional adviser as soon as possible.

This document is not a prospectus within the meaning of the South African Companies Act.

Shareholders and other recipients of this document are advised to also read and consider the documents available for inspection referred to on page 169 of this document before taking any action. Any action taken shall be deemed to have been taken on the basis of the information contained in this document.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (**BMA**) for the issue and transfer of the shares of the Company up to the amount of its authorised capital from time to time and of other securities of the Company to and between non-residents of Bermuda for exchange control purposes provided its Common Shares remain listed on an appointed stock exchange, which includes ASX, the LSE and JSE. This document will be filed with the Bermuda Registrar of Companies in accordance with Bermuda law. In granting such consent and in accepting this document for filing, neither the BMA nor the Bermuda Registrar of Companies accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this document.

Except as otherwise indicated, terms have the meaning ascribed to them in Part XI of this document.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER DOES ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEAN THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

General Notice

Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information contained in this document for any purpose other than considering an investment in the New Shares or New DIs is prohibited. By accepting delivery of this document or otherwise accessing this document, each offeree of the New Shares and New DIs agrees to the foregoing.

None of the Company, Merrill Lynch International or any of their respective representatives, is making any representation to any offeree or purchaser of the New Shares or New DIs regarding the legality of an investment in the New Shares or New DIs by such offeree or purchaser under the laws applicable to such offeree or purchaser.

The information in this document is not financial product advice and does not take into account your investment objectives, financial situation or particular needs. It is important that you read this document carefully and in its entirety before deciding on a particular course of action. In particular, you should consider the risk factors that could affect the performance of the Aquarius Group. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional guidance from your accountant, stockbroker or other professional adviser before deciding what to do.

TABLE OF CONTENTS

SUMMARY

The following summary information should be read as an introduction to the more detailed information appearing elsewhere in this document. Any investment decision relating to the New Shares or New DIs should be based on the consideration of the document as a whole and not solely on this summarised information. Where a claim relating to the information contained in this document is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of that member state where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with other parts of this document.

1 Issue of New Shares and New DIs

Further to an announcement on 26 May 2009 by the Aquarius Board and the Ridge Board, Aquarius agreed to acquire, for shares, the entire issued and to be issued ordinary share capital of Ridge (the **Acquisition**). The Acquisition is being effected by way of a scheme of arrangement between Ridge and its shareholders under Part 26 of the UK Companies Act 2006 (the **Scheme**). The Scheme involves the cancellation of all of the Scheme Shares and the subsequent issue of New Ridge Shares to Aquarius. By way of consideration for this cancellation, New Shares will be allotted and issued to Scheme Shareholders (or in the case of Scheme Shareholders who hold their Scheme Shares in uncertificated form, to the Depository on their behalf) on the following basis:

for every 2.75 Scheme Shares **1 New Share**

and so in proportion for any other number of Scheme Shares held. Fractional entitlements will be rounded down and fractions of New Shares will not be issued or allotted nor will they be aggregated and sold in the market.

The terms of the Acquisition value each Ridge Share at an implied price of 87 pence and the existing issued ordinary share capital of Ridge at approximately £79.9 million, based on the closing mid-market price of 2.386 pence per Aquarius Share on 24 July 2009 and a total number of Ridge Shares in issue of 92,090,533.

Subject to the Scheme becoming effective, 34,087,945 New Shares will be issued and allotted to Scheme Shareholders on the Scheme Effective Date. This issue of New Shares pursuant to the Scheme constitutes a further issue of new Aquarius shares of the same class as the Aquarius shares already listed on the LSE. The percentage of New Share amounts to approximately 8.21 per cent. of the issued share capital of Aquarius on 27 July 2009. Aquarius is therefore producing this prospectus to enable it to comply with its obligations under the Listing Rules to admit the New Share to listing on the LSE as soon as possible and, in any event, within one year of the allotment of the New Shares.

2 Information on the Aquarius Group

The Aquarius Group is a focused platinum group metals (**PGMs**) producer, with operations on the eastern and western limbs of South Africa's renowned PGM-bearing mineralised zone, the Bushveld Complex, and on the Great Dyke Complex in Zimbabwe. The Aquarius Group's attributable PGM (4E) production for the financial year ended 30 June 2008 was 500,203 ounces. At 30 June 2008, the Aquarius Group was the fourth largest primary platinum producer in the world.

3 Financial effects of the Acquisition

Immediately following the Scheme Effective Date, assuming the maximum number of 34,087,945 New Shares are issued pursuant to the Scheme and that no Common Shares are issued in the period from the publication of this document to the Scheme Effective Date, it is expected that Scheme Shareholders will hold New Shares representing approximately 7.59 per cent. of the enlarged issued share capital of Aquarius and existing Aquarius Shareholders will hold approximately 92.41 per cent. of the enlarged issued share capital of Aquarius.

4 Current Trading and Prospects

In its quarterly results for the three months ended 31 March 2009 the Aquarius Group announced production of 194,424 PGM ounces, of which 97,212 PGM ounces are attributable to Aquarius. Due to the suspension of operations at the Everest mine in December 2008, production in the quarter ended 31 March 2009 is not directly comparable to previous quarters.

Aquarius' consolidated earnings for the quarter ended 31 March 2009 showed a net profit of U.S.$6.5 million (U.S.$0.02 per share) and a cash profit of U.S.$14.2 million. This is a significant improvement from the quarter ended 30 September 2008 and the quarter ended 31 December 2008, which recorded net losses of U.S.$21.5 million and U.S.$48.5 million respectively, largely as a result of negative sales adjustments. This improved profit also benefited from reduced operating costs and marginally higher PGM prices.

Since December 2008, the outlook has improved for the Aquarius Group as a whole. PGM prices have improved from the lows experienced in the six months ended 31 December 2008. As at 30 June 2009 platinum was trading at U.S.$1,186 per ounce, up 32 per cent. from the closing price at 31 December 2008. Palladium was trading at U.S.$249per ounce and rhodium was trading at U.S.$1,450 per ounce on 30 June 2009. Aquarius anticipates that improvements in production and reductions in operating costs will be achieved during the second half of the current financial year, which will help further expand margins. Aquarius customarily prepares quarterly operating and trading reports that are released by the end of the month following the close of the operating quarter. Aquarius expects to publish its fourth quarter production results for the quarter ended 30 June 2009 on or around 31 July 2009.

As announced on 12 May 2009, the Placing, the Rights Issue and the Convertible Bond Issue have now completed, raising in aggregate an amount in excess of U.S.$260 million. These proceeds have enabled Aquarius fully to settle the Bridge Loan Facility with RMB, repayment of which was originally due by 30 June 2009, and have provided Aquarius with the necessary financial capacity to restart its Everest operation and develop the Blue Ridge Mine to ramp up to full production in 2010.

Aquarius strongly believes that the platinum sector will benefit from further consolidation, and the Acquisition is in line with this objective. Aquarius continues to actively assess potential opportunities where it could benefit from industry consolidation and which would be value creative to shareholders and would consider funding these through either stock or cash as appropriate.

5 Selected Financial Information on Aquarius

Key financial information for the six months ended 31 December 2008 and 31 December 2007 and the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006 is as set out below.

	Six months ended 31 December		Financial year ended 30 June		
	2008	2007	2008	2007	2006
	(U.S.$'000s, except per share data)		*(U.S.$'000s, except per share data)*		
Key income statement data					
Revenue	139,179	423,657	919,012	709,183	426,569
Gross profit/(loss)	(58,142)	247,995	559,139	408,370	216,733
Profit/(loss) from operating activities	(98,965)	236,700	565,067	399,676	202,457
Profit/(loss) before income tax	(133,137)	227,792	536,807	384,458	192,074
– Attributable to equity holders of the parent	(70,130)	106,646	236,474	187,223	85,630
– Attributable to minority interests	(35,842)	61,968	127,119	106,374	55,373
Key balance sheet data					
Total assets	721,891	1,058,236	966,908	945,174	710,195
Total liabilities	(334,422)	(285,465)	(422,394)	(312,629)	(316,358)
Total equity	387,469	772,771	544,514	632,545	393,837
Total equity and liabilities	721,891	1,058,236	966,908	945,174	710,195
Earnings per share (cents)					
Basic	(25.09)	41.58	91.98	72.84[1]	33.62[1]
Diluted	(25.09)	41.17	91.47	72.17[1]	33.04[1]

Note:

(1) Adjusted for three for one share split approved by Shareholders on 23 November 2007.

6 Summary of Risk Factors

Shareholders should carefully consider the following risks:

Risks related to the PGM Industry

- Macroeconomic conditions, PGM commodity price volatility and other potential for decreased demand for PGMs may have an adverse impact on the Aquarius Group
- Aquarius may experience delays during development, construction and mine ramp-ups
- Actual reserves and resources may be lower than current estimates
- Exploration and development activities for new PGM resources may not be successful
- The business of mining PGM metals involves a number of risks and hazards, not all of which are fully covered by insurance
- The PGM industry is subject to general environmental and other regulatory requirements
- The PGM mining industry is capital intensive, complex and expensive

Specific risks related to Aquarius' operations in the PGM industry in South Africa

- The costs of complying with applicable laws and governmental regulations may have an adverse impact on the Aquarius Group's business in South Africa
- Material changes to the royalty legislation in South Africa may have an adverse impact on the Aquarius Group
- South African government transformation initiatives under the MPRD Act and Mining Charter may have an adverse impact on the Aquarius Group
- Foreign exchange controls may arise due to amendments to the existing South African foreign exchange control regime
- Political risk may affect the Aquarius Group's operations
- Foreign exchange fluctuations may have a material and adverse impact on the Aquarius Group's operations and financial position
- Industrial relations disputes may arise as a result of Aquarius' South African labour force's substantial trade union participation and may lead to work stoppages
- HIV/AIDS and tuberculosis may have a negative effect on the Aquarius Group's workforce
- The Aquarius Group may incur cost and damages in connection with existing and future disputes
- The cost of occupational healthcare services may increase in the future depending on underlying legislation and the profile of the Aquarius Group's employees
- The Aquarius Group depends on its key management personnel and skilled workforce. If the Aquarius Group is unable to attract and retain key management personnel and a skilled workforce, its business may be adversely affected
- Failure of basic infrastructure in South Africa may impact negatively on the Aquarius Group achieving its production targets

Risks related to the resources industry in Zimbabwe

- Social, political and economic uncertainty and instability in Zimbabwe may affect foreign future investment in the country
- The Aquarius Group's operations may be adversely affected by changes to ownership, mineral rights, royalties and health and safety legislation in Zimbabwe
- Changes to monetary policy in Zimbabwe require companies operating in Zimbabwe to hold foreign exchange within the country and to gain approval from the Reserve Bank of Zimbabwe to remit certain amounts abroad
- Labour disputes in Aquarius' Zimbabwean operations may materially and adversely affect the business, operations and financial condition of Aquarius' Zimbabwean operations
- Failure of basic infrastructure in Zimbabwe may impact negatively on Aquarius achieving its production targets

Other risks related to the Aquarius Group's operations

- Forecasts of capital costs and operating costs may differ from estimates

- Interest rate fluctuations may adversely affect the Aquarius Group
- The Aquarius Group's long term success is in part dependent on developing new mines
- An increase in the Aquarius Group's production costs could reduce profitability
- Mining operations have been temporarily suspended at the Everest mine
- Dependence on key personnel and external contractors may have an adverse effect on the Aquarius Group's operations and financial condition
- Any failure of management of future growth could adversely affect the Aquarius Group's business, operating and financial conditions
- Inflation may increase future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of available commodities
- Provisional pricing arrangements may result in future price adjustment and repayment in part of provisional payments
- Most of the Aquarius Group's revenues are derived from production at its four mining operations, one of which is currently closed
- Corporate structure risk may affect the Aquarius Group's ability to pay dividends

Risks relating to the New Shares and New DIs

- Aquarius' share price may fluctuate which could result in a decline in the market price of the New Shares and New DIs
- Aquarius' ability to pay cash dividends in the future will depend on the level of profits and cash flows generated by the Aquarius Group
- Shareholders may experience dilution in their ownership of Common Shares and Depository Interests
- Any future issues of Common Shares and Depository Interests will further dilute the holdings of Aquarius Shareholders and could adversely affect the market price of Common Shares and Depository Interests
- The proposed secondary listing of the New Shares on the London Stock Exchange will afford investors a lower level of regulatory protection than a primary listing
- The liability of Ernst & Young is limited
- The terms of the Convertible Bonds limit further borrowing by AQPSA
- The terms of the Convertible Bonds may restrict the payment of dividends and other distributions
- Security enforcement in the event of insolvency will not be afforded the benefits of a "bank or other financial institution"

Risks connected with the Acquisition

- Ridge may not perform in line with the Aquarius Group's expectations
- Failure to integrate the Ridge business may adversely affect the Aquarius Group's results of operations or financial conditions
- The mining rights for the Blue Ridge project have not yet been converted

- Ridge is affected by the same operational risks in South Africa as the Aquarius Group

Risks relating to incorporation in Bermuda

- Aquarius is a Bermuda company and it may be difficult for and investors to enforce judgments against the Company or the Aquarius Directors and executive officers
- The Bye-laws of Aquarius restrict Shareholders from bringing legal action against the Aquarius Directors and officers of Aquarius

7 Dividends and Dividend Policy

Subject to the provisions of the Bye-laws and in accordance with the Companies Act, the Aquarius Directors may from time to time declare a dividend to be paid to Shareholders in proportion to the number of Common Shares held by them, and such a dividend may be paid in cash or by distribution of specific assets.

Pursuant to Bermuda law, the Aquarius Directors are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities, its issued share capital and share premium accounts.

The Aquarius Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. Future dividend decisions will be based on conditions prevailing and information available at any given point in time. The Aquarius Board intends to resume dividend payments at the earliest opportunity.

The New Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the issue of the New Shares. The Company intends to adjust future dividend payments per Common Share pro rata to take account of New Shares.

RISK FACTORS

Although there is no offering of New Shares or New DIs associated with this document, the Prospectus Rules require disclosure of risk factors that are specific to the Company and/or the industry in which the Company operates. Such risk factors are set out below. Any reader of this document should carefully consider all the information in this document, including the following risk factors which the Aquarius Directors consider to be all of the material risks specific to the Aquarius Group and/or the industry in which it operates. Additional risks not presently known to the Aquarius Group, or that the Aquarius Group currently considers to be immaterial, may also impair the Aquarius Group's business operations. If any events or circumstances giving rise to any of the following risks, together with possible additional risks and uncertainties of which the Aquarius Directors are currently unaware or which they consider not to be material in relation to the Aquarius Group's business, actually occur, the Aquarius Group's business, financial condition, results or future operations could be materially and adversely affected. In such circumstances, the trading price of the New Shares and New DIs could decline due to any of these risks occurring and investors could lose part or all of their investment.

RISKS RELATED TO THE PGM INDUSTRY

Macroeconomic conditions, PGM commodity price volatility and other potentials for decreased demand for PGMs may have an adverse impact on the Aquarius Group.

The Aquarius Group's revenue and earnings are dependent upon prevailing prices for the PGM commodities it produces. These commodities are globally traded and consequently the Aquarius Group is unable to directly control the prices it receives for them. Historically, commodity prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in supply and demand, market uncertainty and the overall performance of world or regional economies.

PGM commodity prices have exhibited considerable volatility, trading in a wide range during 2008. During the first half of 2008, pricing was dominated by supply-side factors with electricity rationing and shortages in South Africa raising fears of production shortfalls. These factors prompted speculative activity contributing to the peaking of PGM prices towards the middle of 2008.

Since then, however, the rapid deterioration of the global macroeconomic environment, in particular for autocatalysts amongst OECD members, has led to reduced demand globally, stock drawdowns, reductions in inventories and the unwinding of speculative positions by commodities traders. As a result, prices of the PGM commodities the Aquarius Group produces have fallen significantly over a relatively short period of time as depicted in the table below:

		Average for			
	Unit	Financial year ended 30 June 2006	Financial year ended 30 June 2007	Financial year ended 30 June 2008	Six months ended 31 December 2008
PGM Basket price	U.S.$/oz	999.4	1,096.81	1,844.10	1,203.50
Nickel	U.S.$/lb	6.94	16.89	12.48	6.87
Copper	U.S.$/lb	2.22	3.21	3.54	2.61

Source: Average realised prices by the Aquarius Group

The Aquarius Group has not historically engaged in meaningful hedging against declines in PGM commodity prices. Consequently, the most recent declines in commodity prices have resulted in an adverse effect on the Aquarius Group's operational results as reflected in the Aquarius Group's 2009 Half-Year Results.

While governments, including certain governments in Europe and that of the United States, have announced (and implemented) monetary and fiscal stimulus packages, there can be no assurance that such measures will be successful at reinvigorating economic growth globally or otherwise. In addition, there can be no assurance that adverse changes in the political, regulatory and economic condition of individual countries or regions, particularly in less-developed or more volatile regions, including China, Brazil, Russia and India, will not contribute to further economic dislocation or delay global or regional economic recovery. Continued economic decline (or weaker growth) will adversely affect the related demand for commodities, which will lead to further declines in prices for PGMs produced by the Aquarius Group. In addition, speculative short positions in commodities on the futures markets may cause further price declines for such commodities. Any sustained price weakness will adversely affect the results of operations and the financial condition of the Aquarius Group.

In addition, as a result of the factors described above, visibility as to the timing of any recovery in the macroeconomic environment or in commodity prices is limited, which makes forward planning for the management of the Aquarius Group more difficult. Any changes in production levels in response to current price levels or the Aquarius Group's estimates of future price levels imposes costs, and if mistimed, could adversely affect the results of operations and the financial condition of the Aquarius Group.

Other factors which could affect demand in the market for PGMs at any particular point include:

- changes in automotive demand for PGMs;
- changes in industrial and jewellery demand for PGMs;
- changes in emission legislation necessitating the implementation of higher PGM loadings in autocatalysts;
- substitution of PGMs in autocatalysts or the use of other "white" metals in jewellery manufacturing;
- technological innovation in autocatalyst designs and increased thrifting resulting in lower loadings of PGMs; and
- supply variations of these metals from major producing nations, such as South Africa, Russia, the United States, Canada and Zimbabwe.

Aquarius may experience delays during development, construction and mine ramp-up

The development of PGM prospects for mineral production may be subject to unexpected problems or delays during development, construction and mine ramp-up as a result of poor geology, inadequate recovery rates, capital expenditure requirements and availability of funding, environmental and other regulations, infrastructure requirements and availability and other issues outside of the Aquarius Group's control. Such problems may result in delays in the commencement of mineral production. Accordingly, the Aquarius Group's future development activities may not result in the expansion or replacement of current production with new production at equivalent profitability to what is currently being achieved.

Actual reserves and resources may be lower than current estimates

The Aquarius Group reports mineral resources and reserves in accordance with the SAMREC Code and the JORC Code. Mineral resource and reserve estimates are subject to independent third party review on at least a one year cycle. The methodology for estimating mineral resources and mineral reserves may be updated over time and is reliant on certain assumptions being made. Declared mineral resources and reserves are best estimates that may change as new information becomes available. Consequently, the Aquarius Group's mineral resource and mineral reserves estimates may be revised up or down, which may in turn have an impact on life-of-mine plans.

In respect of these estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realised or that mineral reserves can be mined or processed profitably. Actual reserves may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may render the Aquarius Group's reserves uneconomic to exploit and may result in the revision of its reserve estimates from time to time. Reserve data is not indicative of the future results of operations. If the Aquarius Group's actual mineral reserves and mineral resources are less than current estimates, the Aquarius Group's business, results of operations and financial condition may be materially and adversely affected.

Exploration and development activities for new PGM resources may not be successful

Exploration for and development of new PGM resources involves significant risk, which even a combination of careful evaluation, experience and knowledge will not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site. Substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration programme is successful and economically recoverable PGMs are found, it can take a number of years from the initial phases of drilling and identification of the mineralisation until production is possible, during which time the economic feasibility of extraction may change and PGMs that were economically recoverable at the time of discovery, cease to be. There can be no assurance that PGMs recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of PGM projects.

Exploration and development programmes may not result in profitable commercial mining operations. The economics of developing PGM properties are affected by many factors including the cost of operations, fluctuations in the price of PGMs, costs of equipment and government regulations.

The business of mining PGM metals involves a number of risks and hazards, not all of which are fully covered by insurance

The PGM mining business is susceptible to numerous risks and hazards, some of which are outside of the Aquarius Group's control.

In particular, hazards associated with underground mining include:

- rock bursts;
- seismic events;
- underground fires;
- cave-ins or falls of ground;
- discharges of gases and toxic chemicals;

- flooding;
- accidents and injuries; and
- other conditions resulting from drilling, blasting and removal and processing of material associated with hard-rock underground mining.

Hazards associated with opencast mining operations at the Marikana and Kroondal mines (which accounted for approximately 3 per cent. of the Aquarius Group's tonnage in the financial year ended 30 June 2008) include:

- flooding of the pit;
- collapse of the pit walls;
- accidents associated with the operation of large mining and rock transportation equipment; and
- accidents associated with the preparation and ignition of large scale blasting operations.

Hazards associated with mining waste/tailings dumps include:

- accidents associated with operating a waste dump and transportation;
- production disruptions due to weather; and
- production disruptions due to failure (slumping) of a section of the tailings dam wall.

The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, the Aquarius Group's operations could be affected and, if such effects were material, its financial position could be adversely impacted.

Although the Aquarius Group maintains insurance in an amount that it considers to be adequate, liabilities might exceed policy limits. Insurance fully covering sovereign risk and many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Aquarius Group or to other companies in the mining industry. Furthermore, the Aquarius Group itself may decide not to take out insurance as a result of high premiums or other reasons. The realisation of any significant liabilities in connection with the Aquarius Group's mining activities as described above could have a material and adverse effect on its results, operations or financial conditions.

The PGM industry is subject to general environmental and other regulatory requirements

The activities of operators in the PGM industry, such as the Aquarius Group are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations, which would result in environmental pollution.

Exploration and mining activities generally require permits from various governmental authorities and such operations are and will be governed by laws and regulations regarding prospecting, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.

There can be no assurance that compliance with these laws and regulations or changes thereto or the cost of rehabilitation of site operations or the failure to obtain necessary permits, approvals or prospecting or mining rights or successful challenges to the grant of such permits, approvals and leases will not adversely affect the results of operations or the financial condition of the Aquarius Group.

The PGM mining industry is capital intensive, complex and expensive

The PGM mining industry is capital intensive, complex and expensive. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. Any reduction in capital expenditure and investment undertaken by the Aquarius Group may ultimately result in the Aquarius Group no longer being able to access sufficient mineral resources to continue production at cost-effective levels. Furthermore, any such curtailment may cause the Aquarius Group to forego some of the benefits of any future rises in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect the results of operations or financial condition of the Aquarius Group.

SPECIFIC RISKS RELATED TO AQUARIUS' OPERATIONS IN THE PGM INDUSTRY IN SOUTH AFRICA

The costs of complying with applicable laws and governmental regulations may have an adverse impact on the Aquarius Group's business in South Africa

The majority of the Aquarius Group's operations and exploration and development activities are located in South Africa and are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including the management of natural resources, management and use of hazardous substances and explosives, exploration, development of mines, production and post-closure reclamation and rehabilitation, exports, price controls, repatriation of capital and exchange controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of the Aquarius Group's operations and delays in the development of its mining assets. Moreover, these laws and regulations may allow governmental authorities and private parties who have a substantial and direct interest in the mining operations or the consequences of the mining operations to bring lawsuits based upon damages to property and injury to persons resulting from the environmental and health and safety impacts of the Aquarius Group's past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Environmental laws and regulations change frequently and are generally becoming more stringent. If the Aquarius Group's environmental compliance obligations in South Africa were to change as a result of changes to the legislation or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, the Aquarius Group's expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its business, operating results and financial condition.

The Aquarius Group's exposure to environmental liability in South Africa is determined by reference to the approved environmental management programs (**EMPs**) which the Aquarius Group has been obliged to obtain for its South African operations. The process in place requires mining companies, as a prerequisite for applications for mining rights and prospecting (exploration) rights, to submit EMPs to the regulator for approval and once so approved, the mining company is obliged to comply with the approved EMP when prospecting or mining. The environmental liability of South African mining companies is thus easily determined by reference to these approved EMPs. Further, under South African mining legislation, funding for environmental rehabilitation at mine closure has to be provided as a prerequisite for the granting of mining rights. The quantum of this funding is reviewed each year. The funding is placed at the disposal of the regulator if a mining company goes insolvent so that environmental rehabilitation can take place notwithstanding such insolvency. Environmental and health and safety legislation is evolving in a manner requiring stricter standards and these higher standards are taken into account when compiling EMPs. The Department of Minerals and Energy of the Republic of South Africa (**DME**) is the lead government agency when it comes to enforcement of compliance with EMPs.

Material changes to the royalty legislation in South Africa may have an adverse impact on the Aquarius Group

The Minerals and Petroleum Resources Royalty Act, No 28 of 2008 (**Royalty Act**) was assented to on 17 November 2008 and was signed and gazetted on 24 November 2008. The purpose of the Royalty Act is "to impose a royalty on the transfer of mineral resources and to provide for matters connected therewith."

In terms of the Royalty Act, the government of South Africa will impose a royalty payment obligation on mineral resources companies in South Africa. The Royalty Act divides minerals into two types, namely refined and unrefined minerals. The determination of the royalty is formulaic based on gross sales and earnings derived from the winning of minerals before interest and taxes and therefore the more profitable an operation, the higher the percentage charged. In terms of the Royalty Act, refined minerals attract a maximum royalty of 5 per cent. and unrefined minerals a maximum of 7 per cent. For the purposes of the royalty, PGMs that are refined and smelted to 99.9 per cent. purity are deemed, in terms of the Royalty Act, as refined minerals attracting a maximum royalty of 5 per cent. However, in the instance where PGMs are sold pre-smelting and refining, they would be deemed, for the purposes of the Royalty Act, to be unrefined minerals attracting a maximum royalty of 7 per cent.

The Royalty Act comes into operation on 1 May 2009 and applies in respect of a mineral resource transferred on or after that date. However, the South African Minister of Finance, in his February 2009 annual budget speech, suspended the imposition of royalties under the Royalty Act until March 2010.

The royalty legislation does not present a risk which is unique to the South African mining industry, but changes regarding the timing of the implementation and the increased regulatory compliance burden creates a level of incremental uncertainty.

The South African government's transformation initiatives under the MPRD Act and Mining Charter may have an adverse impact on the Aquarius Group

The mining industry in South Africa is subject to extensive regulation. Whilst the regulatory environment is developing, it lacks clarity in a number of areas and is subject to interpretation, review and amendment. A current risk pertaining to the mining industry in South Africa is compliance with the Black Economic Empowerment (**BEE**) requirements as prescribed by the regulatory framework for mining. Aquarius cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their potential impact on its business.

Pursuant to the MPRD Act, the South African government is the custodian of all mineral rights. Applications for prospecting rights and mining rights are lodged with the DME for consideration and the DME will issue a prospecting right or a mining right to competent applicants who comply with the relevant provisions pertaining to the application for such rights.

The MPRD Act outlines a set of procedures designed to transfer previous mineral property tenure in terms of old order rights. The transitional arrangements of the MPRD Act require old order prospecting rights to have been converted into new order prospecting rights by 1 May 2006 and old order mining rights to be converted into new order rights by 1 May 2009.

The MPRD Act contains provisions setting out its empowerment objectives, which are aimed at the economic empowerment of historically disadvantaged persons in South Africa (**HDSAs**). One of the requirements which must be met before the DME will issue a prospecting right or mining right is that an applicant must facilitate the participation by HDSAs in the prospecting and mining operations which result from the granting of the prospecting and mining rights. Under the Mining Charter, which was published to give substance and guidance to the empowerment provisions set out in the MPRD Act, applicants must be able to demonstrate that they have an equity participation in a prospecting or mining venture by HDSAs of 15 per cent. by 1 May 2009 and 26 per cent. by 1 May 2014.

The Mining Charter also includes provisions relating to skills development, procurement from HDSA companies, social upliftment and beneficiation. The Aquarius Group's exploration and mining activities are dependent upon the timely granting of appropriate licences, permits and regulatory consents which may be granted for a defined period of time, or may not be granted or may be withdrawn subject to a regulatory process, or may be subject to statutory restrictions. The Aquarius Group will require numerous further licences, permits and regulatory consent for the conduct of any new mining operations. There can be no assurance that such authorisations will be granted or renewed (as the case may be) or as to the terms of such grants or renewals. It must be noted however, that under the MPRD Act, the Minister of Minerals and Energy must grant prospecting rights or mining rights to applicants for such rights, if the applicant has complied with the formalities for such applications and the prerequisites for the granting of the rights. All of these formalities and prerequisites are objectively determinable from the MPRD Act, the Mining Charter and the regulations promulgated under the MPRD Act.

General elections were held in South Africa on 22 April 2009. The ruling party, the African National Congress, retained its majority and accordingly, no significant change in government policy is expected.

Foreign exchange control risk may arise due to amendments to the existing South African foreign exchange control regime

Foreign derived loan capital or equity capital may be introduced into South Africa through a formal system of exchange control as detailed in Part VIII of this document. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident, provided that appropriate exchange control approvals have been obtained prior to such remission. There is a risk that amendments to the existing foreign exchange control regime may adversely affect the Aquarius Group.

Political risk may affect the Aquarius Group's operations

South Africa has undergone major constitutional changes to effect majority rule and to upgrade the laws regarding mineral title. Accordingly, all laws may be considered relatively new, resulting in risks including but not limited to, misinterpretation of new laws, increased taxes, royalties, environmental regulation and mine safety arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon the Aquarius Group. The Aquarius Group's operations may also be affected in varying degrees by political and economic instability, crime, extreme fluctuations in currency exchange rates and inflation, all of which are beyond the Aquarius Group's control.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect the Aquarius Group's operations or its future profitability. Operations may be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Foreign exchange fluctuations may have a material and adverse impact on the Aquarius Group's operations and financial position

The Aquarius Group's primary products—platinum, palladium, rhodium and nickel—are priced in the international market, primarily in US dollar based contracts. The majority of the Aquarius Group's operating costs are paid in Rand or US dollars. Exploration projects and joint venture operations outside of South Africa also require capital expenditure in US dollars. The Aquarius Group does not hedge the majority of its exposure to fluctuations in foreign exchange rates.

Therefore, a significant movement in exchange rates (primarily the Rand versus the US dollar) may have a significant and adverse impact on the Aquarius Group's operations and financial condition. Given that the operation in Zimbabwe is run in US dollars, together with the dollarisation of the economy, currency risk posed by a weakening in the Zimbabwean dollar exchange rate is eliminated.

Industrial relations disputes may arise as a result of substantial trade union participation which may lead to the Aquarius Group experiencing work stoppages

Aquarius' South African workforce is unionised and approximately 75 per cent. of the workforce is represented by a number of recognised unions, including the National Union of Mineworkers which is the dominant union in South Africa. Some of the workforce is directly employed by Aquarius Platinum (South Africa) (Pty) Ltd (**AQPSA**) whilst most are employed by contracting companies, which carry out the mining activities for AQPSA. AQPSA, or the contracting company, negotiates wages and conditions of service with unions every year and, where possible, multi-year agreements are negotiated. AQPSA, which employs by far the largest number of Aquarius' employees, has a strong relationship with these unions and their members (its employees) and is committed to discussing labour and wage issues with the unions as soon as such issues arise. During the financial year ended 30 June 2008, AQPSA and/or its subcontracting company experienced work stoppages at the Kroondal and Marikana mines, which affected production. There can be no assurance that unresolved labour disputes would not lead to production being stopped for indefinite periods due to strikes and other industrial action. In addition, the Aquarius Group may experience increased employee expenses as a result of collective bargaining.

HIV/AIDS and tuberculosis could have a negative effect on the Aquarius Group's workforce

The HIV/AIDS pandemic remains a significant challenge to companies operating in southern Africa. Allied to the HIV/AIDS pandemic is the increasing occurrence of tuberculosis amongst the workforce.

Any significant increase in the incidence of HIV/AIDS infection, HIV/AIDS-related diseases and tuberculosis in the workforce may adversely impact the business, operations and financial condition of businesses in the industries in which the Aquarius Group operates. In addition, any significant changes in legislation relating to HIV/AIDS in the workplace could have a cost impact on the business of the Aquarius Group, in relation to providing for anti-retroviral medication, sick leave and carer leave.

The Aquarius Group may incur cost and damages in connection with existing and future disputes

AQPSA is currently involved in an ongoing dispute with Grinaker LTA T/A Moolman Mining SA (**Moolman**). It was agreed by consent, and an order taken on 2 March 2009, that the dispute relating to the misrepresentation issue be referred to the trial court for resolution and that the arbitration relating to the rise and fall issue be indefinitely suspended pending outcome of these trial proceedings. The board of directors of AQPSA is of the reasonable opinion that there is no exposure to Aquarius. However, there can be no guarantee that the costs and damages associated with this arbitration and any future disputes will not have an adverse effect on the Aquarius Group's operations and financial condition. Please refer to paragraph 16 of Part VIII of this document for further information regarding this litigation.

The cost of occupational healthcare services may increase in the future depending on underlying legislation and the profile of Aquarius Group's employees

Healthcare costs in South Africa have increased in recent years. Healthcare, and particularly occupational healthcare, is provided by company owned facilities for the majority of employees. There is a risk that the cost of providing such services could change in the future, depending on the nature of underlying legislation and the profile of employees. This cost, should it transpire, is difficult to estimate. The Aquarius Group has embarked on a number of initiatives focused on improving the quality of life of its employees, such as improved housing, transport, clinics and a comprehensive wellness programme. Significant increase in healthcare cost may have a material and adverse effect on the Aquarius Group's operations and financial condition.

The Aquarius Group depends on its key personnel and skilled workforce. If the Aquarius Group is unable to attract and retain key personnel and a skilled workforce, its business may be adversely affected

One critical aspect to be addressed by the government of South Africa is the ongoing relative shortage of senior mining skills in South Africa. The Aquarius Group's challenge is to compete with other employers to attract, retain, educate and incentivise its workforce and key personnel.

There can be no certainty that the services of its key personnel and skilled workforce will continue to be available to the Aquarius Group. If the Aquarius Group is not successful in retaining or attracting highly qualified individuals in key management positions, highly skilled engineers, geologists and other skilled workers, its business may be materially harmed.

Failure of basic infrastructure in South Africa could impact negatively on the Aquarius Group achieving its production targets

Infrastructure in South Africa is under strain, notably utilities such as electricity and water supply. The Aquarius Group depends on the reliable and continuous delivery of sufficient quantities of power to its mines. South Africa has experienced and continues to a limited extent, to experience widespread and prolonged power outages, also known as load shedding. Should a serious failure of basic infrastructure take place or high occurrences of power outages across the country continue, production at the Aquarius Group's operations in South Africa could be materially and adversely impacted.

RISKS RELATED TO THE RESOURCES INDUSTRY IN ZIMBABWE

Social, political and economic uncertainty and instability in Zimbabwe may affect future foreign investment in the country

The Aquarius Group has a 50 per cent. interest in a joint venture entity in Zimbabwe. Zimbabwe's social, political and economic climate is currently highly uncertain.

The economy has been in decline since 1999. Most sectors, including the health sector, have virtually collapsed. An estimated 3,200 people have recently died of cholera and 82,000 people are believed to be infected. Basic water treatment facilities are non existent and there is a general shortage of clean water owing to non-functional facilities and a lack of chemicals. The country has one of the highest prevalences of HIV/AIDS. Life expectancy is 34 years for women and 36 years for men.

In March 2008, Zimbabwe held combined presidential, parliamentary and local government elections which resulted in a run off election between ZANU PF (**PF**) and the Movement for Democratic Change (**MDC**) which was due to occur in June 2008. However, the MDC, led by Morgan Tsvangirai withdrew from the run-off elections and PF became the ruling party led by its President, Robert Mugabe.

With the assistance of a regional grouping of southern African states (the **Southern African Development Community**) led by South Africa, a power sharing arrangement was brokered, which has led to the formation of a government involving PF and two MDC formations. The government was officially inaugurated on 13 February 2009 and remains in place to date.

Continued economic and political uncertainty in Zimbabwe may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of the Aquarius Group's assets and its ability to operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on the Aquarius Group's business and operations in Zimbabwe and its financial condition.

The Aquarius Group's operations may be adversely affected by changes to ownership, mineral rights, royalties and health and safety legislation in Zimbabwe

The parliament of Zimbabwe passed the Indigenisation and Economic Empowerment Bill on 26 September 2007, which requires a 51 per cent. shareholding by indigenous Zimbabweans in all foreign owned companies. The Indigenisation and Economic Empowerment Act (**Empowerment Act**) was promulgated on 17 April 2008 with some slight changes to the bill passed on 26 September 2007, the most important of which was the removal of a section that prohibited foreigners from owning real estate or immovable property in Zimbabwe. The Empowerment Act remains current law, however none of its provisions have been implemented. The Empowerment Act empowers the government to impose the choice of indigenous partners on businesses and to levy on them a fund from which those indigenous partners can borrow to finance their equity acquisitions in the relevant businesses.

Specific details on the implementation of the Empowerment Act in various sectors are pending. The details of implementation of the Empowerment Act on the mining sector have been under discussion for some time and were proposed to be incorporated into a revision of the Mines and Minerals Act, which is yet to be brought before parliament. Depending on the final outcome, one possibility is that the Aquarius Group may lose joint control over the Mimosa mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a loss to the Aquarius Group. It is impracticable to quantify any potential impact of a loss of joint control at this stage. In addition to the above, as the economic environment remains uncertain, future developments may have an impact on the ability of the Aquarius Group to recover the full carrying values of the Aquarius Group's assets in Zimbabwe.

If the government of Zimbabwe decides to implement the Empowerment Act, the precise manner in which foreigners may divest themselves of or relinquish their controlling share in existing entities in accordance with the Empowerment Act is uncertain and the Aquarius Group cannot predict the outcome of it or its impact on its business. It is noteworthy that the Empowerment Act allows the relevant government minister to prescribe, for a temporary period, the duration of which has not been indicated, a lesser interest than 51 per cent. for indigenous Zimbabweans in mergers, restructurings, acquisitions, unbundlings and demergers.

The Empowerment Act requires the relevant government minister to carry out an indigenous and empowerment rating of every company in a manner to be prescribed. Such a rating process may present opportunities to impress on the relevant government minister the need to take into account factors other than mere equity.

In Zimbabwe, a royalty of 3 per cent. on precious metals and 2 per cent. on base metals is payable to the government of Zimbabwe under the Mines and Minerals Act. This royalty, which was introduced in 2002, was off-set by the lowering of the dividend tax rate to 15 per cent. There can be no assurance that the level of such royalties payable by Aquarius to the government of Zimbabwe will not increase in the future. Such increase might have a significant and adverse impact on the operations of the Aquarius Group and its financial condition.

The Aquarius Group's Zimbabwean operations operate under similar health and safety legislation to that in South Africa. Due to the uncertainty regarding the political environment in Zimbabwe, it is uncertain whether this legislation will remain in place or be amended in the future. This could have an adverse impact on the profitability of the operation in this jurisdiction.

Changes to monetary policy in Zimbabwe require companies operating in Zimbabwe to hold foreign exchange accounts within the country and to gain approval from the Reserve Bank of Zimbabwe to remit certain amounts abroad

Due to the economic conditions in Zimbabwe, the country has a severe shortage of foreign exchange. Under the new monetary policy issued by the Reserve Bank of Zimbabwe, Aquarius will require exchange control approval from the Reserve Bank of Zimbabwe to remit amounts in excess of U.S.$1.5 million abroad. This may result in challenges in repatriating funds to Aquarius. It is too early to assess the impact of the official dollarisation of the Zimbabwean economy on Aquarius.

Labour disputes in Aquarius' Zimbabwean operations may adversely affect the business, operations and financial condition of Aquarius' Zimbabwean operations

At Aquarius' Zimbabwean operations, the opencast operations have to date been outsourced to a mining contractor. However, this profile is changing with the transition to underground mining, which will be owner managed. There can be no assurance that labour disputes will not arise from mining contractor employees. Such disputes may lead to strikes, delays in production and other industrial action. Such events may have a material and adverse effect on the operation of Aquarius and the financial condition of Aquarius.

Failure of basic infrastructure in Zimbabwe could impact negatively on Aquarius achieving its production targets

Infrastructure in Zimbabwe is under great strain, including utilities such as electricity and water supply. Production could be materially and adversely impacted in the event of a serious failure of basic infrastructure in the country. However, large operations have managed to survive power shortages by, amongst other things, arranging with the national power authority for the private importation, through the national grids, of power from neighbouring countries such as South Africa, Mozambique, Zambia and the Democratic Republic of Congo.

OTHER RISKS RELATED TO THE AQUARIUS GROUP'S OPERATIONS

Forecasts of capital costs and operating costs may differ from estimates

Capital and operating cost figures included in this document are in many instances estimates only and no assurance can be given that such estimates are accurate. Such estimates are expressions of judgment based on knowledge and experience. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. Whilst the capital and operating cost estimates contained in this document are thought to be reliable, no assurance can be given that capital and operating costs will not be greater than those anticipated.

Interest rate fluctuations may adversely affect the Aquarius Group

The Aquarius Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage the liquidity and capital requirements of the Aquarius Group. The Aquarius Group may limit its ongoing exposure to adverse fluctuations in interest rates by using means such as interest rate hedges (derivatives) and interest rate swaps. However there can be no assurance that the Aquarius Group will not be adversely affected by interest rate changes in the future.

The Aquarius Group's long-term success is in part dependent on developing new mines

The remaining lives of the Kroondal and Everest mines are eight years and nine years respectively. The Aquarius Group's ability to sustain or increase levels of PGM production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates, metallurgical recoveries, capital and operating costs of such projects, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting and environmental protection and PGM prices. Development projects are also subject to the successful completion of feasibility studies, the issuance of necessary governmental permits and the availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The Aquarius Group will conduct feasibility studies for proposed future mining operations which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Aquarius Group's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Aquarius Group's future cash flows, earnings, results of operations and financial condition.

An increase in the Aquarius Group's production costs could reduce profitability

Changes in the Aquarius Group's production costs including the cost of energy, diesel, steel, chemicals and explosives could have a material and adverse impact on its profitability. Changes in costs of the Aquarius Group's mining and processing operations could occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond the Aquarius Group's control.

Mining operations have been temporarily suspended at the Everest mine

On 8 December 2008, the Aquarius Group announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the DME and a section 54 notice under the Mine Health and Safety Act is in force prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the resumption of pumping operations.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a detailed technical investigation and the determination of alternatives to re-establish access and beltways into the underground workings after which the Everest mine can be returned to production in a safe manner. One possibility includes two alternate decline positions that could be developed from the previous opencast areas, each offering a technically acceptable access route. It should therefore be emphasised that the Aquarius Group's management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis. However, there can be no guarantee that the mine will be re-opened.

An insurance claim for subsidence and loss of earnings was submitted and finalised. AQPSA has received the insurance settlement for this claim.

Dependence on key personnel and external contractors may have an adverse effect on the Aquarius Group's operations and financial condition

The success of the Aquarius Group depends to a significant extent upon its management and a limited number of key employees. Aquarius has a small management team and few employees and the loss of a key management member or one or more key employees could have a adverse effect on the Aquarius Group. The retention of management and key employees cannot be guaranteed.

The success of the Aquarius Group's operations is also dependent to a significant extent on the efforts and abilities of outside contractors. Poor performance or ceasing of business by the Aquarius Group's outside contractors, experts and advisers may have a material and adverse effect on the operations of the Aquarius Group and its financial condition.

Any failure of management of future growth could adversely effect the Aquarius Group's business, operations and financial condition

There can be no assurance that the Aquarius Group will be able to effectively manage the expansion of its operations, and the Aquarius Group's current systems, procedures and controls will need to be expanded and strengthened to support the Aquarius Group's future operations. Any failure to manage effectively the Aquarius Group's growth and development could have a material adverse effect on the Aquarius Group's business, operations and financial condition. There is no certainty that all or, indeed, any of the elements of the Aquarius Group's current strategy, as described in this document, will be delivered.

The Aquarius Group may, from time to time, seek to undertake strategic acquisitions or other such business opportunities. However, there can be no guarantee that the Aquarius Group will be able to identify future suitable opportunities or, if such opportunities are identified, fund such opportunities, integrate acquisitions or other collaborations into its existing business or successfully realise the growth expected from such opportunities. In addition, Aquarius may face increased competition from diversified resource companies who are taking an interest in PGMs. To the extent the Aquarius Group encounters such problems, its operations and financial condition could be adversely affected.

Inflation may increase future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of available commodities

As Aquarius is unable to control the market price at which the commodities it produces are sold (except for any forward sales or derivative contracts), it is possible that higher inflation in the countries in which the Aquarius Group operates may result in an increase in future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of the applicable commodities. Cost inflation in the mining sector is more apparent during periods of high commodity prices as demand for goods and services can exceed supply.

Provisional pricing arrangements may result in future price adjustment and repayment in part of provisional payments

The Aquarius Group sells PGMs and other metals in concentrate form to Anglo Platinum and Impala Platinum. The Aquarius Group receives a provisional payment for the concentrate sold and recognises revenue at fair value based on the expected forward price. However, final payments for such sales are made later, based on the average market price for a month which can be up to three months after the month of delivery. As a result, differences in the metals price applied upon final payment and that applied on provisionally priced sales contracts can result in significant PGM price adjustments and may result in the repayment of provisional payments already received should the PGM prices fall further.

Most of the Aquarius Group's revenues are derived from production at its four mining operations, one of which is currently closed

The Aquarius Group has interests in 4 mining operations (Kroondal, Marikana, Everest and Mimosa) and 2 tailings retreatment facilities (Platinum Mile and Chrome Tailings Retreatment Plant). In the event of operational disruption at the on site operations, as evidenced by the closure of the Everest mine, cash flows are likely to be affected and this will have a adverse effect on the Aquarius Group's operations and its financial condition.

Corporate structure risk may affect the Aquarius Group's ability to pay dividends

As the Aquarius Group conducts business primarily through various subsidiaries or its shareholdings in joint venture companies incorporated in various jurisdictions, its ability to pay dividends to its shareholders depends on such subsidiaries' and companies' ability to pay dividends and to advance funds to their shareholders. Other contractual and legal restrictions applicable to the Company's subsidiaries or to companies in which the Aquarius Group has shareholdings could also limit its ability to obtain cash from them. Its rights to participate in any distribution of its subsidiaries' assets or assets of companies in which it has shareholdings upon their liquidation, reorganisation or insolvency would generally be subject to prior claims of those subsidiaries' creditors, including any trade creditors and preferred shareholders.

RISKS RELATING TO THE NEW SHARES AND NEW DIS

Aquarius' share price may fluctuate which could result in a decline in the market price of the New Shares and New DIs

The market price of the New Shares and New DIs and/or the Common Shares and Depository Interests could be subject to significant fluctuations due to a change in sentiment in the market regarding the New Shares and New DIs.

Any such fluctuations could result from national and global economic and financial conditions, the market's response to the Acquisition, the PGM volume trend through 2009, market perceptions of Aquarius including its ability to manage its existing debt facilities and raise new capital, regulatory changes affecting the Aquarius Group's operations, variations in the Aquarius Group's operating results, business developments of the Aquarius Group or its competitors and liquidity of financial markets.

Stock markets have recently experienced significant price and volume fluctuations that have affected the market prices for the Common Shares and Depository Interests. Further, the operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the New Shares and New DIs.

Aquarius' ability to pay cash dividends in the future will depend on the level of profits and cash flows generated by the Aquarius Group

Due to current market conditions, the Aquarius Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. No assurance can be given that cash dividends will be paid in future.

Any future issues of Common Shares and Depository Interests will further dilute the holdings of current Aquarius Shareholders and could adversely affect the market price of Common Shares and Depository Interests

Other than the proposed issue of New Shares (or New DIs, as appropriate) to Scheme Shareholders, the issue of Common Shares pursuant to the First Plats Agreement, conversion of options into Common Shares that have already been granted, the issue of Common Shares on exercise of existing options and the conversion rights under the Convertible Bonds in relation to the Convertible Bond Issue, Aquarius has no current plans for an offering of Common Shares or rights converting into Common Shares. However, it is possible that Aquarius may decide to offer additional Common Shares in the future either to raise capital or for other purposes including, without limitation, in relation to potential opportunities as referred to in paragraph 4 of the Summary section of this document. If Shareholders did not take up such an offer of Common Shares or were not eligible to participate in such offering, their proportionate ownership and voting interests in Aquarius would be reduced and the percentage that their Common Shares would represent of the total share capital of Aquarius would be reduced accordingly. An additional offering, or significant sales of Common Shares by major Shareholders, could have a material adverse effect on the market price of Common Shares and Depository Interests as a whole.

The proposed secondary listing of the New Shares on the London Stock Exchange will afford investors a lower level of regulatory protection than a primary listing

Application will be made for the New Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority. A secondary listing affords investors in Aquarius a lower level of regulatory protection than afforded to investors in companies with primary listings on the Official List of the UK Listing Authority, which are subject to additional obligations under the UK Listing Rules. However, Aquarius has a primary listing on ASX and, subject to any waivers granted by ASX in specific circumstances, is required to comply with all ASX Listing Rules.

The liability of Ernst & Young is limited

The liability of Ernst & Young is limited by a scheme approved under Australian professional standards legislation. The limits under the schemes are:

(i) for audit and related services (category 1)—10 times the fees to a maximum of A$75 million;

(ii) for insolvency services (category 2) there is a sliding scale which uses the 10 times the fees model. There are some variances depending on the structure of the engagement, otherwise the limit is 10 times the fees to a maximum of A$20 million; and

(iii) for all other services (category 3)—10 times the fees to a maximum of A$20 million.

There is a minimum cap on liability under the schemes of A$500,000 for actions which occurred up to 30 June 2008. This has increased to A$750,000 for actions occurring between 1 July 2008 and 30 June 2009 and will increase further to A$1 million for actions occurring after 1 July 2009.

Should any investor decide to challenge the limited liability of Ernst & Young in relation to the preparation of accounts and audits, in a court of law, there can be no assurance about how courts in Australia or the UK or any other jurisdiction would interpret such limits on liability.

The terms of the Convertible Bonds limit further borrowing by AQPSA

The terms of the Convertible Bonds do not directly restrict future financial indebtedness that may be incurred by the Company. However, the terms of the Convertible Bonds limit the amounts, types and maturities of future borrowings by AQPSA. AQPSA may not borrow/commit to any guarantees which have a capital repayment/claim period prior to the redemption of the Convertible Bonds. Modest allowances for borrowings with capital repayments prior to the final maturity of the Convertible Bonds have been made. These borrowing restrictions may limit AQPSA's (and indirectly the Company's) ability to take advantage of favourable financing offers with terms that are prohibited by the Convertible Bond restrictions.

The terms of the Convertible Bonds may restrict the payment of dividends and other distributions

The terms of the Convertible Bonds allow the Company to pay unlimited dividends contingent on certain cash holding requirements being met within the first 18 months of issuing the Convertible Bonds. The declaration of large dividends will however result in adjustments to the number of Common Shares underlying each Convertible Bond, increasing potential dilution. In addition, certain cash reserving requirements will be placed on the Company after the first 18 months of issuing the Convertible Bonds. These reserving requirements will not specifically limit the ability to pay dividends or make other distributions but may as a consequence of meeting the reserving requirements indirectly limit the ability of the Company to pay dividends or make distributions. Failure to meet the reserving requirements will constitute an event of default on the Convertible Bonds.

Security enforcement in the event of insolvency will not be afforded the benefits of a "bank or other financial institution"

A security package provided to holders of Convertible Bonds pursuant to the terms of the Convertible Bond Issue involves the use of a Security Special Purpose Vehicle (**Security SPV**) which is a bankruptcy remote entity that issues guarantees to the lenders of Aquarius and is in turn indemnified by AQPSA. The Security SPV then registers security through mortgage bonds, special notarial bonds and general notarial bonds. The MPRD Act provides that if security is registered by a "bank or other financial institution" over mining rights, and should the holder of the mining rights be liquidated, the rights will not automatically lapse. If however the security is registered by another entity, the liquidation of the holder of the mining rights will not prevent the lapse of the said rights. Opinion stands that the Security SPV arrangement (which is commonplace in South African secured financing arrangements) will not be afforded the benefits of a "bank or other financial institution". In an insolvency event if the said rights lapse, the amounts that will ultimately be recoverable by Shareholders after settlement of the liabilities of the Company will be reduced.

RISKS CONNECTED WITH THE ACQUISITION

Ridge may not perform in line with the Aquarius Group's expectations

If the Acquisition completes and the results and cash flows generated by Ridge are not in line with the Aquarius Group's expectations, a write down may be required against the carrying value of its investment in Ridge.

Failure to integrate in the Ridge business may adversely affect the Aquarius Group's results of operations or financial condition

If the Acquisition completes, then the integration of Ridge into the Aquarius Group following the Acquisition (the **Enlarged Aquarius Group**) would involve a number of risks, including:

- the attention of the Enlarged Aquarius Group's management may be diverted away from other business concerns;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the Acquisition;
- the Enlarged Aquarius Group may find it difficult to effectively assimilate the business and management cultures of the Aquarius Group and Ridge; and
- the Enlarged Aquarius Group may not be able to achieve the post tax cash cost savings and other potential synergies identified prior to the Acquisition.

If the Aquarius Group fails to integrate Ridge on a timely and cost effective basis, the higher than expected costs and other difficulties could have an adverse effect upon the results of operations or financial condition of the Enlarged Aquarius Group.

The mining rights for the Blue Ridge project have not yet been converted

The "old order mining right" for the Blue Ridge project has not yet been converted. The conversion application has however been lodged with the DME for conversion and complies with the requirements of the MPRD Act. Due to the fact that the application was lodged within the requisite timeframe, the "old order mining right" continues to be valid and enforceable and mining activities at Blue Ridge can continue lawfully until conversion is obtained.

Ridge is affected by the same operational risks in South Africa as Aquarius

The operational risks relating to Aquarius' operations in South Africa set out in this section will, in general, also apply to the operations of Ridge in South Africa, both being the subject of platinum mining and processing operational risks.

RISKS RELATING TO INCORPORATION IN BERMUDA

Aquarius is a Bermuda company and it may be difficult for Shareholders and investors to enforce judgments against the Company or the Aquarius Directors and executive officers of Aquarius

Aquarius is a Bermuda exempted company. As a result, the rights of holders of Common Shares will be governed by Bermuda law and Aquarius' Memorandum of Association and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including those of Australia, the United Kingdom or South Africa, against Aquarius or the Aquarius Directors or officers of Aquarius under the securities laws of those jurisdictions or entertain actions in Bermuda against Aquarius or the Aquarius Directors or officers of Aquarius under the securities laws of other jurisdictions.

The Bye-laws of Aquarius restrict Shareholders from bringing legal action against the Aquarius Directors and officers of Aquarius

The Bye-laws contain a broad waiver by Shareholders of any claim or right of action, both individually and on Aquarius' behalf, against any of the Aquarius Directors or officers of Aquarius. The waiver applies to any action taken by an officer or Aquarius Director, or the failure of an officer or Aquarius Director to take any action in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or Aquarius Director. This waiver limits the right of Shareholders to assert claims against the Aquarius Directors or officers of Aquarius unless the act or failure to act involves fraud or dishonesty.

IMPORTANT INFORMATION

Sources of information

The historical consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2008, and the related auditor's report of Ernst & Young for the financial year ended 30 June 2008, are incorporated by reference in this document. In addition, this document incorporates by reference:

- from the Aquarius Group's 2007 Annual Report and Accounts, the historical audited consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2007, and the related auditor's report of Ernst & Young for the financial year ended 30 June 2007;
- from the Aquarius Group's 2006 Annual Report and Accounts, the historical audited consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2006, and the related auditor's report of Ernst & Young for the year ended 30 June 2006;
- from the Placing and Rights Issue Document, Aquarius' 2008 Half Year Report including the unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2007 and the related audit review report; and
- from the Placing and Rights Issue Document, Aquarius' 2009 Half Year Report including the unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2008 and the related audit review report.

The documents incorporated by reference in this document are important and should be reviewed along with this document. Refer to Part IX of this document for details of the particulars of the documents incorporated by reference herein and how to access these documents.

In this document, references to "historical financial information" in relation to Aquarius and/or the Aquarius Group are to the information which has been extracted without material adjustment from, and should be read together with, Aquarius' audited consolidated financial statements included in its 2008 Annual Report and Accounts, 2007 Annual Report and Accounts and 2006 Annual Report and Accounts as well as the unaudited consolidated financial information on Aquarius for the six months ended 31 December 2008 and the six months ended 31 December 2007 (in each case, including the related review letter of Ernst & Young) which are incorporated by reference into this document. Unless otherwise indicated, historical financial information for the Aquarius Group in this document has been prepared in accordance with IFRS as issued by International Accounting Standards Board and is presented in US dollars. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Aquarius Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the applicable financial statements.

Investors should ensure that they read the whole of this document and the documents incorporated by reference herein and should not rely solely on key information or information summarised within it. In addition, and unless stated otherwise, all trading information included in this document which has not been extracted from Part III of this document or the documents incorporated by reference has been sourced without material adjustment from the unaudited management accounts or internal financial reporting systems supporting the preparation of financial statements for the relevant periods. These management accounts and internal financial reporting systems are prepared using information that has been sourced without material adjustment from accounting records used in the preparation of the Aquarius Group's financial statements, but may also include certain other management assumptions and analyses.

Aquarius will comply with its obligation to publish a supplementary document containing further updated information required by law or any regulatory authority but assumes no further obligation to publish additional information.

Pro forma financial information

In this document, references to "pro forma" financial information in relation to Aquarius, the Aquarius Group and/or Ridge are to the information which has been extracted from Part IV of this document. Shareholders and potential investors should read the whole document and should not rely solely on the information contained in Part IV of this document.

The unaudited pro forma financial information is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of Aquarius or the Aquarius Group. The Prospectus Rules regarding the preparation and presentation of pro forma financial information vary in certain respects from Article 11 of Regulation S-X promulgated under the US Securities Act and, accordingly, the unaudited pro forma financial information included herein should not be relied upon as if they had been prepared in accordance with such requirements. Shareholders and potential investors should refer to the basis of preparation of the unaudited pro forma financial information set forth at Part IV of this document.

Presentation of information and rounding

Unless the context otherwise requires, references in this document to the "Group" or "Aquarius Group" are to Aquarius and its respective subsidiaries and subsidiary undertakings and, where the context requires, its respective associated undertakings as constituted following completion of the Acquisition. Therefore such references to the Aquarius Group in such cases shall be deemed to refer to the "Enlarged Aquarius Group".

Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding. Percentages in tables have also been rounded and accordingly may not add up to 100 per cent. In addition, certain percentages presented in the tables in this document reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Aquarius' website is www.aquariusplatinum.com and this document is available on that website. The information on that website (other than the information incorporated by reference and set out in Part IX of this document), any website mentioned in this document or any directly or indirectly linked to these websites has not been verified and is not incorporated by reference into this document and investors should not rely on it.

Presentation of information on Ridge

This document contains certain information relating to Ridge, including the information contained in Part V and Part VI of this document. The information on Ridge's securities, assets and liabilities, financial position, performance and prospects contained in this document has been extracted without material adjustment from publicly available information including Ridge's annual report and accounts for the year ended 31 December 2007, Ridge's directors' report and consolidated financial statements for the year ended 31 December 2008 and other information available on Ridge's website www.ridgemining.com. The information on Ridge's mineral resources and reserves has been extracted without material adjustment from Ridge's annual report and accounts for the year ended 31 December 2007.

The information in this document concerning Ridge has been accurately reproduced from publicly available information and, so far as Aquarius is aware and is able to ascertain from publicly available information no facts have been omitted which would render the reproduced information inaccurate or misleading.

Currencies

In this document and the information incorporated by reference into this document, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "£", "British pounds", "Sterling", "GBP" or "pence" are to the lawful currency of the United Kingdom, references to "R", "Rand" or "ZAR" are to the lawful currency of South Africa and references to "US dollars", "U.S.$", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, the financial information contained in this document and the information incorporated by reference into this document has been presented in US dollars.

In addition, solely for convenience, this document and certain of the information incorporated by reference into this document contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 27 July 2009, being the latest practicable date prior to the publication of this document, may not correspond to the US dollar amounts shown in the historic or future financial statements of Aquarius in respect of which different exchange rates may have been, or may be, used.

Exchange rate information

Unless otherwise stated in this document, the exchange rates used in this document are the exchange rates on 27 July 2009, the latest practicable date prior to publication of this document, as follows:

U.S.$/£	1/0.6088
U.S.$/A$	1/1.2243
U.S.$/ZAR	1/7.7997

The following table sets out the period end, average, high and low exchange rates at South African Rand per US dollar for each period indicated in each case as reported by Bloomberg.

	ZAR per U.S.$1			
Period	**Period end**	**Average**	**High**	**Low**
12 months ended 30 June 2006	7.16	6.40	7.44	5.97
12 months ended 30 June 2007	7.05	7.19	7.91	6.73
12 months ended 30 June 2008	7.82	7.27	8.19	6.48
six months ended 31 December 2008	9.37	8.71	11.36	7.25

The following table sets out the period end, average, high and low exchange rates at British pounds per US dollar for each period indicated in each case as reported by Bloomberg.

Period	British pounds per U.S.$1			
	Period end	Average	High	Low
12 months ended 30 June 2006	0.5414	0.5622	0.5837	0.5287
12 months ended 30 June 2007	0.4982	0.5173	0.5495	0.4982
12 months ended 30 June 2008	0.5023	0.4991	0.5148	0.4739
six months ended 31 December 2008	0.6861	0.5777	0.6939	0.4993

The following table sets out the period end, average, high and low exchange rates at Australian dollars per US dollar for each period indicated in each case as reported by Bloomberg.

Period	Australian dollars per U.S.$1			
	Period end	Average	High	Low
12 months ended 30 June 2006	1.35	1.34	1.42	1.29
12 months ended 30 June 2007	1.18	1.27	1.35	1.18
12 months ended 30 June 2008	1.05	1.12	1.28	1.04
six months ended 31 December 2008	1.42	1.28	1.63	1.02

References to defined terms

Certain terms used in this document, including capitalised terms and certain technical and other terms, are explained in Part XI of this document. References to the singular include the plural and vice versa.

Mineral reserve and mineral resource reporting—basis of preparation

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, mineral reserves and mineral resources information reported in this document and the information incorporated by reference into this document in respect of the Aquarius Group has been compiled in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves 2007 (**SAMREC Code**) and the Australian Code for Reporting of Mineral Resources and Ore Reserves 2004 (**JORC Code**).

The JORC Code is the Australasian equivalent of SAMREC Code and is prepared under the auspices of the Australasian Institute of Mining and Metallurgy (**AusIMM**). The SAMREC Code and South African Council for Natural Scientific Professions (**SACNASP**) are officially recognised on a reciprocal basis by AusIMM.

The mineral reserves and mineral resources for Aquarius have been prepared under the guidance of the Company's Competent Persons who are duly registered with SACNASP. This ensures that the Mineral Resource and Mineral Reserves Statements are compliant with the SAMREC Code, which is analogous with the JORC Code. The Company's Competent Persons have taken into account the definitions included in both codes and the mineral reserves and mineral resources quantities reported here are considered to be fully compliant in all material respects to the requirements of both codes.

The Competent Persons acting on behalf of Aquarius are:

Kroondal Mine: J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)

Marikana Mine:	J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352) Ernie Venter has 15 years experience in the platinum industry.
Everest Mine:	C. (Cecilia) Hattingh (B.Sc.Hons., Pr. Sci. Nat. 400019/03, GSSA 963902) Cecilia Hattingh has 11 years experience in the mining industry, of which eight years have been in platinum mining.

All mineral reserves and mineral resources estimations for AQPSA mines have been audited by an independent Competent Person:

F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781). Ina Cilliers has 21 years experience in the mining industry, of which 12 years have been in platinum mining.

Mimosa Mine:	F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781—on behalf of Aquarius) and J.J. (Seef) Vermaak (M.Sc., Pr. Sci. Nat. 400015/88—on behalf of Implats) have jointly signed off Mimosa's resource and reserve estimates. Seef Vermaak has 22 years' experience in the platinum mining industry.

There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

The information in paragraph 12 of Part I of this document sets out mineral reserve and mineral resource information and includes estimates of mineral reserves and mineral resources. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary in Part XI of this document.

The information in this document that relates to Ridge' mineral resources and mineral reserves is based on information compiled by Dr Mike Armitage who is a Member or Fellow of AusIMM or the Australian Institute of Geoscientists or a "Recognised Overseas Professional Organisation" (**ROPO**) included in a list promulgated by ASX from time to time. Dr Armitage is employed by SRK (UK) Ltd. Dr Armitage has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code.

Own investigation

Investors should rely only on the information in this document and prior to making any decision as to whether to purchase the New Shares or New DIs, should read this document. In making any investment decision, prospective investors must rely on their own examination, analysis and enquiry of Aquarius and the terms of this document, including the merits and risks involved. The New Shares and New DIs have not been recommended by any US federal or state securities commission or regulator authority. Furthermore, such authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the US. None of Aquarius, Merrill Lynch International or any of their respective representatives, is making any representation to any person regarding the legality or advisability of an investment in the securities of Aquarius and related and other securities and instruments (including the New Shares and New DIs) by such person under the laws applicable to such person. The contents of this document should not be construed as legal, financial, accounting, tax or professional advice. Each investor should consult with his or her own advisers as to legal, tax, business or financial advice in relation to any purchase or proposed purchase of the New Shares or New DIs.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company. Subject to the FSMA, the UK Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules, neither the delivery of this document nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Aquarius Group since the date of this document or that the information in it is correct as at any subsequent date.

In accepting this document, each investor acknowledges that: (i) they have not relied on Merrill Lynch International or any person affiliated with Merrill Lynch International in connection with any investigation of the accuracy of any information contained in this document or their investment decision; and (ii) they have relied only on the information contained in this document, and that no person has been authorised to give any information or to make any representation concerning the Company or its subsidiaries or the Common Shares (other than as contained in this document) and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company or Merrill Lynch International.

Merrill Lynch International, which is authorised and regulated in the UK by the FSA, is acting for Aquarius and no one else in connection with this document and will not regard any other person (whether or not a recipient of this document) as a client in relation to this document and will not be responsible to anyone other than Aquarius for providing protections afforded to its respective clients or for providing advice in relation to this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch International by the FSMA or the regulatory regime established thereunder, Merrill Lynch International does not accept any responsibility whatsoever, and makes no representation or warranty, express or implied for, the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, in connection with Aquarius, the Acquisition, the New Shares and New DIs, and nothing in this document is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Merrill Lynch International accordingly disclaims, to the fullest extent permitted by applicable law, all and any liability whatsoever, whether arising in tort, contract or otherwise which it might otherwise have in respect of this document or any such statement.

Neither Merrill Lynch International, nor any person acting on behalf of it, accepts any responsibility or obligation to update, review or revise the information in this document or to publish or distribute any information which comes to its or their attention after the date of this document, and the distribution of this document shall not constitute a representation by Merrill Lynch International, or any such person, that this document will be updated, reviewed or revised or that any such information will be published or distributed after the date hereof.

Forward looking statements

The statements contained in this document and the information incorporated by reference into this document that are not historical facts are "forward looking" statements. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward looking statements are typically identified by the use of forward looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward looking statements and other statements contained in this document and the information incorporated by reference into this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward looking statements. Please refer to the section entitled "Risk Factors" of this document for further information in this regard.

The forward looking statements contained in this document speak only as of the date of this document other than in accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

You are advised to read this document and the information incorporated by reference into this document in their entirety, and, in particular the Summary, Risk Factors, Part I and Part II of this document for a further discussion of the factors that could affect the Aquarius Group's future performance and the industries and markets in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward looking statements in this document and/or the information incorporated by reference into this document may not occur. Investors should note that the contents of these paragraphs relating to forward looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document.

Notice to investors in the United States

Subject to certain exceptions, this document does not constitute, and will not constitute, or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or acquire, the New Shares or New DIs to any investor with a registered address in, or who is located in, the United States.

The New Shares and New DIs have not been and will not be registered under the US Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

Notice to investors in Canada

The New Shares and New DIs have not been and will not be registered under the securities legislation of any province or territory of Canada. Subject to certain exceptions, none of the New Shares or New DIs will be directly or indirectly offered for subscription or purchase, taken up, sold, delivered, renounced or transferred in or into Canada.

Notice to investors in Japan

The New Shares and New DIs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the **FIEL**). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Competitive Statements

The table set out below describes the basis of the competitive statements in respect of the Aquarius Group in this document. The market data supporting the competitive statements was obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Aquarius has not relied on single sources but has instead sought to ensure that each competitive statement is balanced and reasonable, based on various available sources and Aquarius' knowledge of the markets in which the Aquarius Group operates.

Statement	Basis
As at 30 June 2008, the Aquarius Group was the fourth largest primary platinum producer in the world	Market share of primary production for the financial year ended 31 December 2008
The Company's mechanised mining approach positions it at the lower end of the industry cost curve	Publicly available production and financial information as at 31 December 2008

Profit Forecast

No statement in this document is intended as a profit forecast or a profit estimate and no statement in this document should be interpreted to mean that earnings per Common Share for the current or future financial years would necessarily match or exceed the historical published earnings per Common Share.

MARKET STATISTICS

Number of Existing Shares in issue at the date of this document	415,014,680
Number of New Shares to be admitted to the Official List of the UK Listing Authority	34,087,945
New Shares as a percentage of the enlarged share capital of Aquarius	7.59%

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Admission and expected commencement of unconditional dealings in the New Shares on the London Stock Exchange	8.00 a.m. on 30 July 2009

The times and dates in the above timetable are times and dates in London, United Kingdom, and are subject to change.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Positions
Mr. Nicholas T. Sibley	Independent Non-executive Chairman
Mr. Stuart A. Murray	Chief Executive Officer, Deputy Chairman
Sir William Purves	Senior Independent Non-executive Director
Mr. David R. Dix	Independent Non-executive Director
Mr. Tim Freshwater	Independent Non-executive Director
Mr. G. Edward Haslam	Independent Non-executive Director
Mr. Zwelakhe Mankazana	Non-executive Director
Mr. Kofi Morna	Non-executive Director

Secretary	Mr Willi M. P. Boehm
Registered Office	Clarendon House 2 Church Street Hamilton HM11 Bermuda Phone: +1441 295-1422
Business Address of the Directors	Suite 5, Level 4 South Shore Centre 85 The Esplanade South Perth, WA 6151 Australia Phone: +61893675211
Global Coordinator	**Merrill Lynch International**, a private unlimited company (Registration number 02312079) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
Merchant Bank and Transaction Sponsor	**Rand Merchant Bank** 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandton 2196 South Africa
Financial Adviser for Aquarius	**Lazard & Co., Limited** 50 Stratton Street London W1J 8LL United Kingdom

Auditors	**Ernst & Young** 11 Mounts Bay Road Perth WA 6000 Australia
Legal Advisers to Aquarius as to English and US law	**Linklaters LLP** One Silk Street London EC2Y 8HQ United Kingdom

PART I
INFORMATION ON THE AQUARIUS GROUP

Investors should read the whole of this document including the tables in this Part I and not rely solely upon summarised information.

1 Overview

Aquarius is a focused PGM producer, with operations on the eastern and western limbs of South Africa's PGM-bearing mineralised zone, the Bushveld Complex, and the Great Dyke Complex in Zimbabwe. Aquarius' attributable PGM (4E) production in the financial year ended 30 June 2008 was 500,203 ounces. Following the temporary closure of the Everest mine, Aquarius' production target for the financial year ended 30 June 2009 has been revised to 450,000 to 475,000 ounces.

The Aquarius Group had revenues of U.S.$919 million for the financial year ended 30 June 2008 and U.S.$139 million for the six months ended 31 December 2008. Net profit for the financial year ended 30 June 2008 was $236 million, equal to U.S.$0.92 per share. The net loss for the six months ended 31 December 2008 of U.S.$70 million equal to U.S.$0.25 per share, was primarily due to the significant reduction in metal prices experienced since June 2008, which saw platinum prices decrease from an average of U.S.$2,036 per ounce in the month of June to an average of U.S.$840 per ounce in the month of December and rhodium prices decrease from an average of U.S.$9,774 per ounce in the month of June to U.S.$1,220 per ounce in the month of December.

The Common Shares are quoted on ASX, are listed and admitted to trading on the London Stock Exchange's main market for listed securities and are listed and admitted to trading on the Main Board of the JSE. The Company also has a sponsored Level 1 ADR program in the United States. As at 30 May 2009, the market capitalisation of Aquarius was approximately £1.26 billion. Aquarius is a member of the FTSE 250, an index that comprises the 250 "most capitalised companies on the London Stock Exchange".

The Company's primary mining assets in South Africa are the Kroondal, Marikana and Everest mines which are operated through its wholly owned subsidiary AQPSA. In October 2008, Aquarius increased its equity interest in AQPSA from 67.5 per cent. to 100 per cent. following completion of the final phase of its South African BEE transaction with the Savannah Consortium (**SavCon**). In 2004, SavCon had acquired shares in AQPSA, to comply with the BEE requirements in the MPRD Act and the Mining Charter. In October 2008, SavCon exchanged its shares in AQPSA for Common Shares.

The Aquarius Group also holds a 50 per cent. interest in the Chrome Tailings Retreatment Plant (**CTRP**) and in Platinum Mile Resources (Pty) Limited (**Platinum Mile**). CTRP and Platinum Mile both recover PGMs from the tailings streams of various platinum and chrome mining operations on the western limb of the Bushveld Complex and are held through Aquarius' wholly owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Ltd (**ASACS**).

2 History and development of Aquarius Platinum Limited

Aquarius Platinum Limited is a Bermuda incorporated company that was established in 1998 as an investment holding company in connection with the restructuring and redomiciliation of Aquarius Platinum Limited (at that time, an Australian incorporated public company). Aquarius was admitted to listing on the ASX as an exploration venture in 1999. Aquarius first entered the PGM industry with the creation and implementation of the project at Kroondal.

A wholly owned subsidiary of Aquarius entered into a strategic alliance with Impala Platinum in 1998 and signed a concentrate offtake agreement for the Kroondal mine. In 2000, Impala Platinum sold the Everest and Chieftains Plain deposits to Aquarius in return for a 25.5 per cent. interest in AQPSA.

The Kroondal mine was commissioned in August 1999, ahead of schedule and below budget. In October 1999, Aquarius joined the London Stock Exchange's AIM market. Aquarius was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities in July 2002.

In December 2000, Aquarius launched a cash offer to acquire the minority interests in Kroondal Platinum Mines Limited (**KPM**), a company listed on the JSE. In 2002 Aquarius achieved control of KPM. KPM was subsequently delisted from the JSE and consolidated with the Aquarius Group's other South African interests into AQPSA to provide a more efficient corporate structure.

In July 2002, Aquarius acquired a 50 per cent. stake in ZCE Platinum Limited. Through this acquisition, Aquarius also acquired Mimosa Mining Company Private Limited (**Mimosa**) and the Mimosa mine in Zimbabwe, thereby diversifying its asset base and providing a significant boost to its resources.

In 2002, the South African government adopted the MPRD Act and the Mining Charter. The MPRD Act (promulgated in May 2004) requires the transfer of 26 per cent. of the equity of assets at a local South African level within 10 years to BEE bodies. In October 2004 Aquarius announced that it had reached agreement with SavCon, a BEE consortium, which would provide SavCon with a 29.5 per cent. interest in AQPSA for a total investment of approximately ZAR860 million. The proceeds of this sale were used in the construction of the Aquarius Group's Everest mine. As a result of this transaction, and an assisted share buy back and share split, SavCon became the owner of 19.98 per cent. of Aquarius' issued share capital, which was subsequently reduced to 18.89 per cent.

Longevity to the Aquarius Group mine life was provided by two pooling and sharing agreements with RPM, one at the Kroondal mine and one at the Marikana mine respectively. Agreed in 2003, the Kroondal pooling and sharing agreement added its first new production in March 2005. With the addition of new reserves by RPM, mine operations at Kroondal were expanded and mine life was extended by eight years to 2017. Later this arrangement was emulated through the Marikana pooling and sharing agreement whereby RPM contributed reserves for underground mining adjacent to AQPSA's open pit operations and processing infrastructure. Like the Kroondal pool and share agreement, the Marikana pool and share agreement added new production and extended mine life by eight years to 2024.

3 Strategy

Aquarius' management believe that the Company has demonstrated a strong track record of growth and development based on a clear strategy and well tested and effective operating principles.

The key operating principles of Aquarius' business model include:

(a) utilising capital intensive rather than labour intensive mining. This brings with it a higher degree of mechanisation and other innovations in design, mining and processing;

(b) ensuring a low overhead structure across the Aquarius Group;

(c) entering into long-term contracts for the sale of concentrate. From Aquarius' perspective, this approach has overcome the significant financial and technical barriers to entry and the associated risk within the PGM business of setting up and running large scale processing facilities; and

(d) remaining supportive of the good fiscal regime in South Africa and being BEE compliant.

Aquarius' strategy is built around the following core areas:

(a) maximising the value of the Aquarius Group's existing operations through:

- extension of the useful life of the operations through brownfields developments, acquisition of additional adjoining properties and entering into innovative structures such as the two pool and share agreements put in place at the Kroondal and Marikana mines; and
- rigorous cost control and maintaining a low overhead cost structure;

(b) identifying, acquiring, developing and mining smaller scale deposits. Deposits of this nature have often been overlooked by the major players in the industry. Mineral rights acquired in this way, particularly in light of the "use it or lose it" legislation in South Africa, can be cost-effective. The acquisition and development of the Everest mine demonstrates Aquarius' ability to deliver on this aspect of its strategy; and

(c) acting as a consolidator in the junior PGM mining space through the identification and acquisition of junior PGM mining operations. The current state of the PGM market as well as prevailing conditions in international financial markets has placed many junior operators under financial strain, creating an environment where they could benefit from combining with a larger, more experienced operator such as Aquarius that also benefits from having current cash flow. The Acquisition is an example of such a combination.

4 Industry overview

During the financial year ended 30 June 2008, the PGM markets experienced soaring prices followed by a dramatic correction and price reduction during the second half of the financial year ended 30 June 2008. The prices of platinum and rhodium rose to all time record levels during the early part of the financial year ended 30 June 2008. The platinum price peaked at U.S.$2,276 per ounce in early March 2008 and that of rhodium at U.S.$10,100 per ounce in June 2008. The price of palladium also touched a multi-year high of U.S.$588 per ounce. From the record highs reached earlier in the year, the average monthly prices in December 2008 reduced to U.S.$840 per ounce for platinum, U.S.$176 per ounce for palladium and U.S.$1,015 per ounce for rhodium, respectively 58 per cent., 61 per cent. and 89 per cent. lower than in June 2008.

Average prices reported on the free market for the financial year ended 30 June 2007, financial year ended 30 June 2008 and first half of the 2009 financial year were:

	FY2007	FY2008	H1 FY2009
Platinum	U.S.$1,208 per ounce	U.S.$1,661 per ounce	U.S.$1,203 per ounce
Palladium	U.S.$339 per ounce	U.S.$399 per ounce	U.S.$261 per ounce
Rhodium	U.S.$5,275 per ounce	U.S.$7,389 per ounce	U.S.$4,069 per ounce

5 Outlook for the PGM market and current trading and prospects

High prices during the early part of 2008 drove down demand for metal encouraging consumers to control consumption and drive down inventories. This was coupled with a weakening in global economics which caused a drop off in overall global demand for metal. The reduction in vehicle sales, reduced PGM content resulting from technological advancement and the impact of the general recessionary environment affecting jewellery sales, combined to considerably weaken the demand side.

Since December 2008, the outlook has improved for the Aquarius Group as a whole. PGM prices have improved from the lows experienced in the six months ended 31 December 2008. As at 30 June 2009 platinum was trading at U.S.$1,186 per ounce, up 32 per cent. from the closing price at 31 December 2008. Palladium was trading at U.S.$249 per ounce and rhodium was trading at U.S.$1,450 per ounce on 30 June 2009.

On 21 April 2009, Aquarius published its production results and unaudited consolidated financial statement for the quarter ended 31 March 2009 (the **Q3 Results**). The Q3 Results contain information on Aquarius' current trading and prospects and may be found in the Supplementary Document published by Aquarius on 22 April 2009 and incorporated herein by reference. In its Q3 Results the Aquarius Group announced production of 194,424 PGM ounces, of which 97,212 PGM ounces are attributable to Aquarius. Due to the suspension of operations at the Everest mine in December 2008, production in the quarter ended 31 March 2009 is not directly comparable to previous quarters.

Aquarius' consolidated earnings for the quarter ended 31 March 2009 showed a net profit of U.S.$6.5 million (U.S.$0.02 per share) and a cash profit of U.S.$14.2 million. This is a significant improvement from the quarter ended 30 September 2008 and the quarter ended 31 December 2008, which recorded net losses of U.S.$21.5 million and U.S.$48.5 million respectively, largely as a result of negative sales adjustments. This improved profit also benefited from reduced operating costs and marginally higher PGM prices.

The results for the quarter ended 31 March 2009 were significantly influenced by:

(i) a recovery in PGM prices and a reduction in volatility over the quarter, resulting in a U.S.$11.8 million positive sales adjustment (pre-tax), compared to the negative sales adjustment of U.S.$57.1 million in the quarter ended 31 December 2008;

(ii) a reduction in production of PGM ounces, due to the temporary closure of the Everest mine in December 2008;

(iii) a reduction in unit costs per PGM ounce in South Africa, both in Rand and US dollar terms, due to increased efficiencies and US dollar strength;

(iv) increased unit costs in Zimbabwe of approximately 20 per cent. due to the dollarisation of the Zimbabwean economy; and

(v) finance charges of U.S.$7.9 million (pre-tax), which included interest payments on the RMB debt facility of U.S.$6.4 million and a non-cash component of U.S.$1.5 million on the unwinding of the rehabilitation provision.

Aquarius expects to publish its quarterly results for the quarter ended 30 June 2009 on or before 31 July 2009.

Production Overview

Total on-mine production for the quarter ended 30 June 2009 is expected to be 1 per cent. higher compared to the previous quarter at 196,496 PGM ounces of which 98,248 PGM ounces is attributable to Aquarius. The production for the quarter ended 30 June 2009 is not directly comparable to the production in the first half of the year due to the suspension of operations at the Everest mine in December 2008.

Like the previous quarter, the number of available mining shifts at Kroondal and Marikana were affected by 7 public holidays during the quarter ended 30 June 2009. Production improved at the Kroondal Mine compared to the previous quarter, however, production at the Marikana Mine fell slightly due to significant pothole intersection in the open-pit mine which reduced the tonnage yield. Adjusting for the temporary closure of the Everest Mine, production for the quarter ended 30 June 2009 is expected to be approximately 25 per cent. higher compared to the previous corresponding quarter on a year on year basis.

Production at the Mimosa Mine in Zimbabwe was in line with the previous quarter despite a ten-day commissioning shut down to tie-in new equipment on completion of the phase 5.5 Wedza expansion. Unit costs at the Mimosa mine remain low in the industry despite a 20 per cent. increase over the last six months following the impact of dollarisation on labour costs. The full impact of the dollarisation of the Zimbabwean economy is yet to be determined as there are still pricing distortions. These are expected to stabilise in the near future and some positive effects may materialise to offset the obvious negatives.

Production statistics by mine

	Quarter Ended				
PGMs (4E)	**2008**			**2009**	
	June	**September**	**December**	**March**	**June**
Kroondal	83,062	101,731	109,707	104,920	105,720
Marikana	28,416	38,883	42,451	38,851	37,753
Everest	31,327	32,365	31,703	—	—
Mimosa	38,517	43,638	43,232	46,278	46,879
CTRP	2,044	1,764	1,784	1,587	1,665
Platinum Mile	5,035	5,983	3,103	2,788	4,479
Total	**188,401**	**224,364**	**231,980**	**194,424**[(1)]	**196,496**

Note:

(1) production for the quarter ended 31 March 2009 and 30 June 2009 is not comparable to production in previous quarters due to the temporary closure of the Everest mine in December 2008.

(2) production figures for the quarter ended 30 June 2009 are preliminary estimates based on actual production results for the two months ended May 2009, and estimates for the June production month.

Production statistics by mine attributable to Aquarius

	Quarter Ended				
PGMs (4E)	**2008**			**2009**	
	June	**September**	**December**	**March**	**June**
Kroondal	41,531	50,866	54,854	52,460	52,860
Marikana	14,208	19,442	21,226	19,426	18,877
Everest	31,327	32,365	31,703	—	—
Mimosa	19,258	21,819	21,616	23,139	23,440
CTRP	1,022	882	892	793	833
Platinum Mile	2,517	2,992	1,552	1,394	2,240
Total	**109,863**	**128,366**	**131,843**	**97,212**	**98,248**

Note:

(1) production for the quarter ended 31 March 2009 and 30 June 2009 is not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008

(2) production figures production for the quarter ended 30 June 2009 are preliminary estimates based on actual production results for the two months ended May 2009, and estimates for the June production month

Metals prices and foreign exchange impacts

Metals prices both provisional and realised for PGM's have continued to improve from the lows experienced in the quarter ended December 2008. For the quarter ended 30 June 2009, platinum averaged 15 per cent. higher at U.S.$1,172 per ounce compared the average price for the quarter ended 31 March 2009, and closed 5 per cent. higher at U.S.$1,183 per ounce on 30 June 2009 compared to U.S.$1,124 per ounce on 31 March 2009. The palladium price averaged 20 per cent. higher at U.S.$234 per ounce compared the average price for the quarter ended 31 March 2009, and closed 16 per cent. higher at U.S.$249 per ounce on 30 June 2009 compared to U.S.$215 per ounce on 31 March 2009. The rhodium price averaged 23 per cent. higher at $1,414 per ounce compared the average price for the quarter ended 31 March 2009, and closed 25 per cent. higher at U.S.$1,450 per ounce on 30 June 2009 compared to U.S.$1,160 per ounce on 31 March 2009. Gold showed less movement and averaged U.S.$947 per PGM ounce during June 2009. The improvement in metals prices was, however, off-set by a strengthening of the Rand, which increased 18 per cent. relative to the US dollar to close at R7.76 : US$1 on 30 June 2009. The average Rand : US$ exchange rate for the quarter was R8.19 : US$1.

Impact on pipeline advances

Following the recent stabilisation in PGM prices since a December month average of U.S.$840 per ounce for platinum, prices have stabilised and shown some recovery through calendar 2009 year to date. The residual impact on cash flow from declining PGM prices in the months of November and December 2008 flowed through into February 2009. The recent stability and recovery in prices should reflect less volatile cash flow movements in sales adjustments going forward.

Individual PGM Prices March 2008 to June 2009 (Dollar & Rand per PGM ounce)


Pt, Pd & Au ($/oz)
Rh ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Platinum
Palladium
Gold
Rhodium

The 4PGE basket prices for the current quarter resulted in strengthened US dollar average basket for the operations in South Africa.

Everest Mine

As announced on 8 December 2008, mining operations at the Everest mine were suspended following a subsidence event. The affected area has subsequently stabilized with no further subsidence or seismic activity having occurred since 10 February 2009. Geo-technical investigations have attributed the subsidence to extreme rainfall which affected the characteristics of the shear zone which is prevalent in the affected area. The area affected by the subsidence has been surveyed, confirming the subsidence is confined to the upper areas of the original decline and previously mined out areas in the vicinity of the decline, and that existing stoping and development areas are not affected.

A small care and maintenance team has been retained on-mine, and is able to access the underground workings to perform necessary maintenance activities on the infrastructure unaffected by the subsidence whilst a dedicated project team was appointed to undertake the detailed design and project management for the re-opening of the mine.

The project team has evaluated multiple access alternatives and identified the development of two new declines, one north and one south of the original decline, as the most expedient and capital-efficient means to recommence operations whilst ensuring optimal longer term infrastructure placement in terms of the ore body geometry. The plan below illustrates the two new declines in relation to the original decline. Both the declines are within the current Everest mining area, with the declines placed in the previous opencast mining areas. In addition, the area above the original decline will be mined as an open-pit area.

The sequence of events will initially focus on the establishment of the North decline, which will serve as the main decline (including decline conveyors) whilst the south decline will be used for ventilation, men and material access. Capital has been approved for the first phase of the project: namely the north boxcut, storm water management, temporary and permanent services, access road, initial underground development and rock support.

The DME has amended the section 54 instruction allowing underground access and preparatory work, including sliping operations to take place. Initial underground development includes sliping operations for the establishment of the north declines and will take place in parallel with the footwall development from the boxcut to the underground workings. The capital cost of this phase is budgeted at ZAR77 million and is expected to take up to 6 months. Phase 1 was specifically scoped to utilize the window of opportunity before the rainy season, with excavation of the North boxcut having commenced in June 2009, which will ensure completion within the dry period.

File # 82-5097

Figure 1: Revised Access Configuration at Everest Mine


N
North boxcut
New open pit
Original boxcut
South boxcut
Legend
Affected area
Proved
Probable
Mined out
Dyke
Decline line
Scale: 0
500m

Phase 2 of the project includes completion of the decline development, establishment of underground services and the reclamation of infrastructure, equipping of declines and strike sections, and re-establishment of stoping sections. Permanent surface infrastructure, such as mine services and overland conveyers will also be completed during this phase. This preparation, coupled with early production from the open pit area, will enable ramp-up of underground production, with reef stockpiling prior to resumption of milling operations. Completion of Phase 2 and production ramp-up to process plant resumption will require approximately 10 months. The detail engineering designs associated with Phase 2 are in process, and preliminary capital budget estimates have been completed, confirming the capital requirement for the entire project (including Phase 1 and 2) to be approximately ZAR250 million.

Project execution is therefore proceeding as anticipated to place the Everest mine in a state of readiness to resume operations. The decision to resume operations will, however be made in the context of prevailing metals prices and market conditions at the time.

6 Business overview and description

Aquarius is primarily an explorer, developer and mine operator focussed on PGMs and associated base metals in sub-Saharan Africa. Aquarius' operating methods concentrate on a low cost mechanised mining approach. Aquarius has capitalised on mining lower grade and smaller deposits that have been overlooked by other miners. This capital intensive approach has served Aquarius well in an industry that is still dominated by deep level labour intensive mining. Efficient ore processing with the application of dense media separation to increase ore quality is a core Aquarius practice.

Aquarius does not process its metals in concentrate, instead preferring to sell these metals to Anglo Platinum and Impala Platinum. Aquarius is paid upfront for these metals, thereby avoiding the smelting and refining pipeline processes and sales and marketing of the metals. This mitigates some of the technical and financial risk associated with the downstream industry.

7 Current operations

Kroondal

The Kroondal mine is situated on the western limb of the Bushveld Complex in North West Province, South Africa. AQPSA has partnered with RPM in a pooling and sharing agreement since 2003. The pooling and sharing agreement has enabled AQPSA to expand the scope of the Kroondal mine operations and extend the mine life to 2017. Under the pooling and sharing agreement 50 per cent. of the mineral resources and mineral reserves are attributable to AQPSA.

The Kroondal mine, which exploits the UG2 Reef, comprises four operating decline sections: the Central, East, No 3 and K5 shafts which access the Kroondal and Townlands blocks. The Kroondal mine also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tonnes per month. AQPSA has an offtake agreement for the processing and refining of its concentrate with RPM in respect of Kroondal. The offtake agreement with IRS Ltd came to an end during the course of the financial year ended 30 June 2008.

Key statistics

		Financial year ended 30 June	
Year		**2008**	**2007**
Tonnes mined	(Mt)	6.4	6.6
Tonnes processed	(Mt)	6.0	6.3
Average grade (4E)	(g/t)	2.61	2.81
Cost per PGM (4E) ounce	(R/oz)	4,241	3,069
	(U.S.$/oz)	587	427
Capital expenditure	(Rm)	347	250
	(U.S.$m)	48	35
Production of metal in concentrate	(oz)		
Platinum		234,041	263,930
Palladium		113,400	127,048
Rhodium		41,852	46,097
Gold		1,823	2,275
Total production		391,117	439,351
Total attributable production to Aquarius		195,558	219,674

Marikana

The Marikana mine lies 8 k.m. east of Kroondal, on the western limb of the Bushveld Complex, in the North West Province, South Africa, and consists of underground (1 and 4 shafts) and open-pit operations. Marikana's concentrator plant has a monthly processing capacity of 220,000 tonnes. The mine life for the Marikana mine is until 2021.

AQPSA has a second pooling and sharing agreement with RPM at the Marikana mine and the financial year ended 30 June 2008 was the second full year of its operation of this agreement. The pool and share agreement includes a dense media separation plant. Under the pooling and sharing agreement 50 per cent. of the mineral resources and mineral reserves are attributable to AQPSA. Concentrate produced from mineral reserves contributed by AQPSA to the pooling and sharing agreement is smelted, refined and marketed by IRS Ltd. Concentrate produced from mineral reserves contributed by RPM to the pooling and sharing agreement is smelted, refined and marketed by RPM.

Key statistics

		Financial year ended 30 June	
Year		**2008**	**2007**
Tonnes mined	(Mt)	2.1	2.1
Tonnes processed	(Mt)	2.1	2.0
Average grade (4E)	(g/t)	2.89	3.19
Cost per PGM (4E) ounce	(R/oz)	7,575	5,219
	(U.S.$/oz)	1,048	727
Capital expenditure	(Rm)	110	201
	(U.S.$m)	15	28
Production of metal in concentrate	(oz)		
Platinum		78,786	80,903
Palladium		33,916	37,719
Rhodium		12,073	12,750
Gold		808	1,003
Total production		125,583	132,375
Total attributable production		62,791	66,187

Everest

The Everest mine, the newest mine within the Aquarius portfolio was commissioned in December 2005. The Everest mine is 100 per cent. owned by Aquarius and is located on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. Currently, the mine consists only of an underground operation that exploits the UG2 Reef, the open pit operation having been concluded in the financial year ended 30 June 2008. The rehabilitation of the open pits is largely completed. A concentrator plant with a monthly capacity of 230,000 tonnes processes the mined material. Concentrate from the Everest mine is smelted, refined and marketed by IRS Ltd. The remaining mine life of the Everest mine is approximately nine years.

On 8 December 2008 the Aquarius Group announced the temporary suspension of operations at Everest owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the South African DME and a section 54 notice in terms of the Mine Health and Safety Act that was in force prohibiting normal mining operations has been amended allowing underground access and preparatory work aimed at re-opening the mine, to commence.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision was made to suspend operations for a minimum of six months. A dedicated project team was appointed to undertake the detailed design and project management for the re-opening of the mine. This project team has evaluated multiple access alternatives and identified the development of two new declines, one north and one south of the original decline, as the most expedient and capital-efficient means to recommence operations whilst ensuring optimal longer term infrastructure placement in terms of the ore body geometry. These two declines will be developed in two phases as detailed in paragraph 5 of this Part 1 and project execution is proceeding as anticipated to place the Everest mine in a state of readiness to resume operations. The directors of the Aquarius Group believe that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis.

Key statistics

		Financial year ended 30 June	
Year		**2008**	**2007**
Tonnes mined	(Mt)	2.1	2.4
Tonnes processed	(Mt)	2.1	2.4
Average grade (4E)	(g/t)	2.98	2.89
Cost per PGM (4E) ounce	(R/oz)	4,126	3,373
	(U.S.$/oz)	571	470
Capital expenditure	(Rm)	81	132
	(U.S.$m)	11	19
Production of metal in concentrate	(oz)		
Platinum		94,428	94,398
Palladium		46,034	52,527
Rhodium		16,255	15,534
Gold		1,278	1,478
Total production		157,995	163,938
Total attributable production to Aquarius		157,995	163,938

Mimosa

The Mimosa mine, which is located within the Wedza Geological Complex, on the southern portion of the Great Dyke Complex in Zimbabwe, comprises a shallow underground mine accessed via a decline shaft and a surface concentrator plant. The mine is overseen by joint venture partners Aquarius and Impala Platinum. Mimosa has an offtake agreement with Centametall AG of Switzerland. Under this contract, concentrate produced by the Mimosa mine is delivered to IRS Ltd in South Africa for processing and refining. The Mimosa mine has a mine life of 25 years.

Key statistics

		Financial year ended 30 June	
Year		**2008**	**2007**
Tonnes mined	(Mt)	1.89	1.85

Year		Financial year ended 30 June	
		2008	2007
Tonnes processed	(Mt)	1.73	1.69
Average grade (4E)	(g/t)	3.57	3.66
Cost per PGM (4E) ounce	(U.S.$/oz)	446	383
Capital expenditure	(U.S.$ million)	33	14
Production of metal in concentrate	(oz)		
Platinum		76,565	77,771
Palladium		58,154	59,216
Rhodium		5,966	6,030
Gold		10,148	10,553
Total production		150,832	153,570
Total attributable production to Aquarius		75,416	76,785

Chromite Tailings Retreatment Plant

In addition to expanding mining activities, Aquarius has also moved into processing chromite and platinum tailings to recover PGMs. CTRP is located adjacent to the Kroondal mine and re-treats old dump and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, CTRP has a beneficial impact as it cleans up old dumps on the Kroondal property, which are remnants of earlier chromite activities in the area. CTRP is jointly owned by Aquarius (50 per cent.), which also manages the plant, Ivanhoe Nickel and Platinum Limited (25 per cent.) and Sylvania South Africa (Pty) Limited (25 per cent.).

Key statistics

Year		Financial year ended 30 June	
		2008	2007
Tonnes processed	(000t)	274	182
Average grade (4E)	(g/t)	4.20	4.32
Cost per PGM (4E) ounce	(R/oz)	2,666	2,377
	($/oz)	369	331
Capital expenditure	(Rm)	20	1
Production of metal in concentrate	(oz)		
Platinum		6,114	4,512
Palladium		2,201	1,629
Rhodium		1,513	1,252
Gold		22	15
Total production		9,849	7,408
Total attributable production to Aquarius		4,924	3,703

8 Acquisition

8.1 The Acquisition

Aquarius' acquisition of Ridge is being effected by way of a scheme of arrangement between Ridge and its shareholders pursuant to Part 26 of the UK Companies Act 2006. The Scheme involves the cancellation of all of the Scheme Shares and the subsequent issue of the equivalent number of New Ridge Shares to Aquarius. By way of consideration for this cancellation, New Shares will be allotted and issued to Scheme Shareholders or, in the case of Scheme Shareholders who hold their Scheme Shares in uncertificated form, New DIs will be issued and allotted to the Depository on their behalf on the following basis:

for every 2.75 Scheme Shares **1 New Share**

and so in proportion for any other number of Scheme Shares held. The New DIs to be issued and allotted to Scheme Shareholders who hold their Scheme Shares in uncertificated form will be governed by the terms of the Deed Poll, the terms of which are set out in Part X of this document.

The terms of the Acquisition value each Ridge Share at an implied price of 87 pence and the existing issued ordinary share capital of Ridge at approximately £79.9 million, based on the closing mid-market price of 2.386 pence per Aquarius Share on 24 July 2009 and a total number of Ridge Shares in issue of 92,090,533.

Existing Aquarius Shareholders will own approximately 92.41 per cent. of the issued share capital of Aquarius as enlarged by the Acquisition, including the impact of the Placing, the Rights Issue and the Convertible Bond Issue. Ridge Shareholders will own approximately 7.59 per cent. of the enlarged issued share capital of Aquarius including the impact of the Placing, the Rights Issue and the Convertible Bond Issue. Assuming that all the options and warrants over Ridge Shares in the money at the Price were exercised, Ridge Shareholders would own approximately 11 per cent. of the enlarged issued share capital of Aquarius including the impact of the Placing, the Rights Issue and the Convertible Bond Issue.

This issue of New Shares pursuant to the Scheme constitutes a further issue of new Aquarius shares of the same class as the Aquarius shares already listed on the LSE. Aquarius is therefore producing this prospectus to enable it to comply with its obligations under the Listing Rules to admit the New Shares to listing on the LSE as soon as possible and, in any event, within one year of the allotment to Ridge Shareholders.

The New Shares will be allotted and issued credited as fully paid and will rank pari passu in all respects with the Existing Shares in issue at the time the New Shares are allotted and issued, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Scheme Effective Date. Application will be made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on its market for listed securities. It is expected that UK Admission will become effective on the Scheme Effective Date. Application will be made to ASX for quotation of the New Shares on ASX and to the JSE for the New Shares to be admitted to listing and trading on the Main Board of the JSE, in each case for as soon as possible on or after the Scheme Effective Date. It is expected that application will be made to the London Stock Exchange for Ridge Shares to cease to be admitted to trading on AIM on the Scheme Effective Date.

9 Recent Developments

Platinum Mile

In 2008, ASACS acquired a 50 per cent. interest in Platinum Mile which operates a tailings retreatment facility located on RPM's lease area, adjacent to the Kroondal mine and processes certain tailings from RPM. The concentrate produced by Platinum Mile is sold to RPM with which it has a profit share arrangement. This concentrate agreement is due for renewal in 10 years. Platinum Mile currently produces approximately 20,000 ounces of PGM in concentrate per annum. The remaining 37 per cent. of Platinum Mile is held by Mvelaphanda Holdings (Pty) Limited, 8.3 per cent. by Newinvest 275 (Proprietary) Limited and 4.7 per cent. by John Brownrigg Consulting (Proprietary) Limited.

The acquisition of Platinum Mile was effective from 1 March 2008 and consequently no comparative data is available.

First Plats Agreement

In February 2009, Aquarius, AQPSA and First Plats entered into the First Plats Agreement pursuant to which AQPSA will acquire from First Plats a prospecting and mining business for PGMs in the Salene Mining Area and First Plats Mining Area. The consideration for the acquisition is determined by reference to the aggregate cash value of 2,732,000 Common Shares. The sale of the business is subject to the transfer of ownership of the relevant mining licences to AQPSA which as per the terms of the agreement, must take place within 18 months from 5 February 2009.

10 Organisational Structure

The Aquarius Group is characterised by its flat organisational structure. Aquarius' registered office is located in Bermuda, and the Aquarius Group maintains a corporate office in Perth, Australia. Executive management is limited to the Chief Executive Officer, Stuart Angus Murray. The composition of the Aquarius Board is set out in Part VIII of this document.

AQPSA provides the organisational structure for the Kroondal, Marikana and Everest mines. AQPSA has its own board of directors and as at the end of May 2009 had 65 employees and 2 consultants. In Zimbabwe, a local management team manages operations with oversight from a board which comprises representatives of Aquarius, its joint venture partner Impala Platinum and executive management. The current number of employees at the Mimosa mine was 1,650 in May 2009.

ASACS has one employee. There is also a board overseeing the Platinum Mile tailings project. The labour headcount for the Platinum Mile tailings project was four as at May 2009. CTRP has no employees as at May 2009.

The current corporate structure is much simpler following the acquisition by Aquarius of Impala Platinum's shareholding in AQPSA in April 2008 and the exchange of the SavCon shareholding in AQPSA to an interest in Aquarius in October 2008. As a consequence of these transactions, Aquarius enjoys 100 per cent. ownership of AQPSA, as illustrated in the diagram below.


Aquarius Platinum Limited
(Listed on: ASX / LSE / JSE / LEVEL 1 ADR)
(Inc. in Bermuda)
100%
100%
100%
100%
50%
AQS
Aquarius Platinum
(Australia) Ltd
(Inc. in Australia)
(Dormant)
AQPSA
Aquarius Platinum (South Africa)
(Pty) Limited
(Inc. in the Republic of South Africa)
ACSSA
Aquarius Platinum (SA) Corporate
Services (Pty) Limited
(Inc. in the Republic of
South Africa)
Mimosa Investments
Limited *
(Inc. in Mauritius)
Kroondal
(PSA1 with
Anglo)
50%
Marikana
(PSA2 with
Anglo)
50%
Everest
100%
50%
CTRP
50%
Platinum
Mile
100%
Mimosa Holdings
(Private) Limited
(Inc. in Zimbabwe)
100%
Mimosa Mining Company
(Private) Limited
(Inc. in Zimbabwe)
Mimosa
Mine
ACS
Aquarius Platinum Corporate
Services Pty Ltd
(Inc. in Australia)
Company
Secretarial
Administration
Inc. in the Republic of South Africa
• Kroondal Platinum Mines Limited (100%)
• Malfeb (Pty) Ltd (100%)
• Magaliesburg Properties (Pty) Ltd (100%)
• TKO Investments Holdings Ltd (100%)
• TKO Farming Enterprises (Pty) Ltd (100%)
• TKO Properties (Pty) Ltd (100%)
• Natal Kiwi Orchards (Pty) Ltd (100%)
• SA Kiwifruit Industries (Pty) Ltd (100%)
* Impala owns 50% of Mimosa Investments Limited
Companies/projects currently operating

11 Property, Plant and Equipment

Property, plant and equipment as stated in the financial statements for the six months ended 31 December 2008 are valued at U.S.$195.9 million. Cash assets as stated in the financial statements for the six months ended 31 December 2008 are valued at U.S.$87.0 million.

12 Summary Mineral Resource and Mineral Reserve Information

The following is summary mineral resource and mineral reserves information extracted without material amendment from the mineral resource and mineral reserve statement published by Aquarius in the 2008 Annual Report and Accounts (the **Mineral Resource and Mineral Reserves Statement**). A copy of the full report is available at www.aquariusplatinum.com.

The Mineral Resource and Mineral Reserve Statement reflects the mineral resources and mineral reserves of Aquarius' operations in South Africa (through AQPSA) and in Zimbabwe as at 30 June 2008 and have been reported in accordance with SAMREC Code and JORC Code. The JORC Code is the Australasian equivalent of SAMREC Code (with only minor variations) and is prepared under the auspices of the AusIMM. The SAMREC Code and SACNASP are officially recognised on a reciprocal basis by AusIMM.

The mineral resource and mineral reserves information set out below is based on information compiled by Competent Persons. The Competent Persons are duly registered with SACNASP. The mineral resource and mineral reserve statements are compliant with the SAMREC Code which is analogous with the JORC Code. The Competent Persons have taken into account the definitions included in both codes and the mineral resource and mineral reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of the SAMREC Code and JORC Code. The Competent Persons have consented to the inclusions in the minerals resource and mineral reserves statement of the matters based on their information in the form and context in which it appears. All mineral resource and mineral reserve estimations for AQPSA mines have been audited by an independent Competent Person.

12.1 Mineral resource and mineral reserve information:

				Mineral reserves attributable to Aquarius		Mineral resources attributable to Aquarius			
Mine	Ownership	Mining Method	Commodity	Proved	Probable	Measured	Indicated	Inferred	Competent Person
						(Mt)			
Kroondal Pool and Share	50%	UG/OC	PGM	25.35	4.27	21.11	4.03	0.57	JEV/FHC/ AW/AR
Marikana Pool and Share	50%	UG/OC	PGM	13.76	3.05	13.27	5.23	2.03	JEV/FHC/ AAW
Everest	100%	UG	PGM	14.49	7.96	18.02	15.06	6.49	CH/FHC/AW
Mimosa	50%	UG	PGM	9.22	8.46	21.54	13.45	10.84	FHC/JJV

Definitions:

OC = opencast;

UG = underground;

Notes:

(1) The mineral resources and mineral reserve statements are presented on a total mine basis as at 30 June 2008, unless otherwise stated.

(2) The measured mineral resource is inclusive of the proved mineral reserve.

(3) Rounding off of numbers in the tables may result in minor computational discrepancies; where this occurs it is deemed insignificant.

(4) See "Important Information—Mineral Resource and Mineral Reserve reporting—basis for preparation" for an explanation of the basis for preparation of these amounts.

Competent Persons:

JEV—Ernie Venter

CH—Cecilia Hattingh

FHC—Ina Cilliers

AW—Anton Wheeler

AR—Rudi Rodulph

JJV—Seef Vermaak

12.2 Production

Mine	2008 Total Production	2008 Attributable Production	2007 Total Production	2007 Attributable Production	2006 Total Production	2006 Attributable Production
			(oz)			
Kroondal	391,117	195,558	439,351	219,674	439,445	219,722
Marikana	125,583	62,791	132,375	66,187	85,912	56,617
Everest	157,995	157,995	163,938	163,938	97,031	97,031
Mimosa	150,832	75,416	153,570	76,785	142,407	71,204

Note:

(1) See "Important Information—Mineral Resource and Mineral Reserve reporting—basis for preparation" for an explanation of the basis for preparation of these amounts.

12.3 Statutory authorisations, licences and concessions

12.3.1 Mining rights (South Africa)

In April 2004, the MPRD Act was enacted to provide equal access to, and sustainable development of South Africa's mineral and petroleum resources. The MPRD Act provides a dispensation which entirely replaces that created by the Minerals Act, 1991 and vests the South African government, as opposed to private property owners, with custodianship of South Africa's resources. Based on the MPRD Act, any company or person can apply for the right to prospect for or mine a mineral from the DME. Under the MPRD Act, any old order mining rights must be converted by April 2009, or they will lapse.

AQPSA applied for conversion of all material mining rights in October 2006, and currently holds three converted mining rights as shown in the table below.

Mine	Province	Type of right
Kroondal mine	North West	Converted mining right
Marikana mine	North West	Converted mining right
Everest mine	Mpumalanga	Converted mining right

The mining rights that RPM contributed to both P&SA1 and P&SA2 were old order mining rights. RPM has applied to the DME for conversion of these rights in terms of the MPRD Act. The DME has accepted the conversion applications.

12.3.2 Terms and conditions of mining rights (South Africa)

To be successful, an application for a mining right must comply with the MPRD Act, which requires every mine to have a mine work programme, an environmental management plan and a social and labour plan, as outlined below. The MPRD Act also requires companies to utilise the rights granted to them in order to retain them.

Mine work programme

The MPRD Act requires companies to submit a mine work programme, which consists of a mine plan and gives the DME sufficient evidence that the company has the financial ability to conduct the work proposed.

Environmental management plan

As part of the environmental management plan, AQPSA is required to conduct an environmental impact assessment, provide evidence of financial provision for the remediation of environmental damage and make provisions for the issuing of closure certificates for the mine (which are compulsory upon the lapsing of the mining right or cessation of activities). AQPSA must complete and submit annual compliance reports to the DME on the status and progress of the environmental management plan.

Social and labour plan

The MPRD Act introduced a broad based socio economic charter, the Mining Charter, that sets a framework, targets and timetable for effecting the entry of HDSAs into the mining industry. Targets, timeframes and commitments are set for human resource development; employment equity; non-discrimination against foreign migrant labour; mine community and rural development; housing and living conditions; procurement and ownership (which has a target of 26 per cent. equity ownership by HDSAs within 10 years). As such the social and labour plan, which must be approved as part of the application process, must focus on community issues. The social and labour plan must contain targets, timeframes and commitments in accordance with the these elements and annual compliance reports are submitted to the DME. The social and labour plans also contains specific commitments with regard to expenditure on local economic development projects and human resource development programmes, as required by the Mining Charter.

All of AQPSA's mining rights are held in good order, and all currently comply with the conditions outlined above. The mining rights, once granted, are valid for the life of the mine.

12.3.3 Mining rights (Mimosa)

Section 135 of the Mines and Minerals Act enables the holder of a registered mining location or of contiguous registered mining locations to make a written application to the mining commissioner for the issue to him of a mining lease in respect of a defined area within which such mining locations are situated. On 5 September 1996 a mining lease, number 24, was granted to Mimosa for an area of six thousand five hundred and ninety one hectares situated 25 k.m. west of Kombraai Estate and Wedza state land in the mining district of Masvingo. The mining lease comprises the consolidation of 39 registered claims. The lease was registered for nickel, copper, cobalt, gold, silica, chromite and platinum group minerals and Mimosa currently holds the mining rights to that lease.

Mine	Province	Type of right
Mimosa mine	Masvingo (Zimbabwe)	Converted to a mining lease

12.3.4 Terms and conditions of mining rights (Mimosa)

No special conditions are attached.

Mine work programme

Regular submissions of mine plans updated quarterly, half yearly and annually are made to the government Mining Engineer's office to monitor progress and compliance to regulations.

Environmental management plan

As part of the environmental management plan, the company has drawn environmental management programs that have been implemented to prevent significant adverse environmental impacts. Quarterly environmental audits that highlight non-conformances and detail preventive and corrective action plans are conducted by the mine. Quarterly reports on environmental monitoring for facilities on permits are submitted to Zimbabwean Environmental Management Agency in compliance with the Environmental Management Act of Zimbabwe and Water Act of Zimbabwe. Provisions have been set in the budget to fund on-going rehabilitation work as well as mine closure requirements.

Social and labour plan

Issues relating to employment equity and fair labour practices are provided for in the Labour Act of Zimbabwe and the Zimbabwean National Employment Council for the mining industry. Whereas there is no specific provision on historically disadvantaged people, Mimosa has, as part of good practice, put in place policies to address issues such as employing from the community, gender empowerment and dealing with small to medium scale businesses in the community.

The mine also has a comprehensive corporate social responsibility program in place aimed at assisting the both the local and wider community.

PART II
OPERATING AND FINANCIAL REVIEW OF THE AQUARIUS GROUP

1 Business performance and operating and financial review

The key information that comprises the discussion of Aquarius' current trading and prospects can be found in Part I of this document.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2008 can be found on the following pages of the 2008 Annual Report and Accounts and is incorporated by reference herein: Pages 4-61 and 74-79.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2007 can be found on the following pages of the 2007 Annual Report and Accounts and is incorporated by reference herein: Pages 2-3, 5-53 and 58-63.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2006 can be found on the following pages of the 2006 Annual Report and Accounts and is incorporated by reference herein: Pages 2-3, 5-41 and 45-48.

The key information that comprises the operating and financial review of the Aquarius Group for the six months ended 31 December 2008 can be found on pages 1-6 and 10-16 of the 2009 Half Yearly Results and is incorporated by reference herein.

The key information that comprises the operating and financial review of the Aquarius Group for the six months ended 31 December 2007 can be found on pages 1-6 and 10-20 of the 2008 Half Yearly Results and is incorporated by reference herein.

See Part IX of this document for further details about information that has been incorporated by reference into this document.

2 Capitalisation and indebtedness

As at 31 May 2009, the unaudited gross capitalisation of the Aquarius Group was U.S.$580.1 million. Of this amount, total shareholders' equity was U.S.$497.3 million and total gross indebtedness was U.S.$82.8 million. The portion of the current secured debt was U.S.$5.4 million and the portion of the non-current secured debt was U.S.$77.4 million. The Aquarius Group's unaudited net indebtedness position as at 31 May 2009 was a cash surplus of U.S.$76.9 million, being the Aquarius Group's gross indebtedness of U.S.$82.8 million (U.S.$5.4 million current debt and U.S.$77.4 million non-current debt) offset by cash or cash equivalents of U.S.$159.7 million.

The following table sets out the unaudited total current debt, total non-current debt (excluding the current portion of long-term debt) of the Aquarius Group as at 31 May 2009 and capitalisation (calculated in accordance with IFRS) of the Aquarius Group as at 31 May 2009:

	$'000s
Total current debt	
Secured	5,000
Unsecured	390
	5,390

	$ '000s
Total non-current debt	
Secured	77,443
	77,443
Total gross indebtedness as at 31 May 2009	82,833
Shareholders Equity	
Called up share capital	20,748
Share premium account	476,528
Total shareholders equity at 31 May 2009	497,276
Gross capitalisation at 31 May 2009	580,109

There has been no material change to the capitalisation of the Aquarius Group since 31 May 2009.

The table below sets out the net financial indebtedness of the Aquarius Group as at 31 May 2009, extracted without adjustment from the Aquarius Group's internal unaudited management accounts.

		$ '000s
Cash at bank		51,330
Short term deposits		108,407
Liquidity	(a)	159,737
Current bank debt – Nedbank (SA)	(i)	(5,000)
Current bank debt – African Banking Corporation	(ii)	(390)
Current financial indebtedness	(b)	(5,390)
Net Current Financial cash position (a+b)	(c)	154,347
Non-current convertible notes	(iii)	(75,648)
Non-current bank debt – Investec Limited	(iv)	(1,308)
Non-current bank debt – Land and Agricultural Bank of South Africa	(v)	(289)
Non-current bank debt	(vi)	(198)
Non-current financial indebtedness	(d)	(77,443)
Net financial cash position as at 31 May 2009	(c) + (d)	76,904

Notes:

(i) A secured current bank loan from Nedbank (SA) of U.S.$5 million.

(ii) An unsecured bank loan of U.S.$390,000 from African Banking Corporation..

(iii) Convertible notes issued in May 2009.

(iv) A secured non-current bank loan from Investec Bank.

(v) A secured non-current loan from the Land and Agricultural Bank of South Africa.

(vi) Includes a finance lease, which relates to a subsidiary company.

Save as disclosed above and excluding intra group indebtedness and guarantees, at the close of business on 31 May 2009 no member of the Aquarius Group had any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

3 Liquidity and capital resources

The Aquarius Group's liquidity requirements arise principally from its working capital requirements and capital expenditure investments. The Aquarius Group needs continued access to funding in order to meet its trading obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. The Aquarius Group's sources of funding include equity contributed by shareholders, cash flows generated by operations and borrowings from banks and other financial institutions.

Cash and borrowings

Borrowings as at 27 July 2009 (being the latest practicable date prior to the publication of this document) comprise the following:

(i) A loan of U.S.$5 million from Nedbank (SA) by Mimosa Mining Company;

The loan bears interest at LIBOR + 3 per cent., is rolled over every 90 days and is repayable in twelve months. The loan is secured against the debtors of Mimosa Mining Company.

(ii) A loan of U.S.$390,000 from African Banking Corporation by Mimosa Mining Company;

The loan bears interest at LIBOR + 10 per cent., is rolled over every 90 days and is repayable in twelve months. The loan is unsecured.

(iii) Debt portion of U.S.$76 million senior secured Convertible Bonds;

On 11 May 2009 Aquarius listed 65,000 senior secured Convertible Bonds each with a face value of ZAR10,000, totalling ZAR650 million. As at 27 July 2009 the closing price of the convertible bonds on the JSE was ZAR101.50 . The Convertible Bonds rank as senior obligations of the Company and are secured by mortgage bonds, special notarial bonds and general notarial bonds in relation to Kroondal, Marikana and Everest.

The principal terms of the Convertible Bonds are as follows:

- the Convertible Bonds are denominated in Rand and are listed only on the JSE;
- the Convertible Bonds have a bullet maturity on 30 April 2012 and pay a floating coupon semi-annually, in arrear, of 3-month JIBAR plus a margin of 3 per cent. per annum. The Convertible Bonds will be redeemed at par if redemption occurs at maturity. Interest in respect of the Convertible Bond is compounded quarterly;
- the Convertible Bonds entitle holders to convert into JSE listed Common Shares at any time after the first anniversary of the issue date, being 11 May 2009. The number of shares underlying each Convertible Bond is currently 262, being determined by dividing the principal amount of the Convertible Bond by the Conversion Price, which has been initially set at ZAR38.13.

- the Convertible Bonds may be redeemed in cash by the Company at its election at a 15 per cent. premium to the face value any time in the first year from the issue date;
- the Convertible Bonds may be offered for redemption by the Company in cash at any time after the first anniversary of the issue date, if the daily volume weighted average price of the Common Shares in the Company have traded for 20 consecutive days at a price greater than 128 per cent. above the Conversion Price. Bondholders have the right, within a time period after the Company has offered to redeem the Convertible Bonds, to convert the Convertible Bonds to Common Shares; and
- the Convertible Bonds contain various other provisions that would be common to this type of instrument including provisions to adjust the conversion price of the Convertible Bonds upon the occurrence of certain events, such as further issues of Common Shares or restructures of the share capital of the Company.

(iv) A loan of U.S.$1,308,000 from Investec Bank by Platinum Mile;

The loan bears interest at 10.13 per cent. and is repayable in quarterly instalments of capital and interest, with final payment due in March 2010. The loan is secured against the plant and equipment asset of the Platinum Mile joint venture.

(v) A loan of U.S.$289,600 from Land and Agricultural Bank of South Africa; and

Interest is charged at 13.75 per cent. per annum and it is repayable in annual instalments of ZAR427,600 on 15 June of each year, with a final payment due on 15 June 2017. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 and cross guarantees between all the companies in the TKO group.

(vi) A finance lease, which relates to a subsidiary company, which is secured by a vehicle included in mining assets to the value of ZAR64,327.

The lease bears interest at the prime bank lending rate. It is repayable in monthly instalments of ZAR2,378 with the final payment due on 31 August 2011.

All of the above facilities are fully drawn with the exception of the unsecured loan of U.S.$390,000 from African Banking Corporation which has a facility limit of U.S.$900,000. Aquarius has no other borrowings.

Ridge's 50 per cent. owned subsidiary, Blue Ridge Platinum has entered into an agreement with RMB to provide a Bridge Facility of ZAR 200 million, plus raising and legal costs, to the Blue Ridge Mine, repayable by 31 December 2009. This Bridge Facility is senior secured against the assets of Blue Ridge Platinum and shares the security package with the Blue Ridge Term Lenders. Pursuant to an agreement entered into between RMB and Aquarius, in exchange for a fee payable by RMB to Aquarius, RMB shall be entitled to cede, against full payment of the outstanding amount of the Bridge Facility, the Bridge Facility to Aquarius upon the occurring of the earliest of the following events:

- the relevant South African Competition Authorities approving the Acquisition; or
- the Acquisition terminating for whatever reason.

The Acquisition was approved by the South African Competition Authorities on 27 May 2009, however RMB has not exercised its option to cede the Bridge Facility.

Should the Acquisition be successful, it is intended that the Bridge Facility will be refinanced by Aquarius providing a long term secured facility to the Blue Ridge Mine to the value of the outstanding balance, including accrued interest up to that point, on the Bridge Facility. Further details in relation to these agreement are set out in paragraph 17.8 of Part VIII of this document.

Aquarius' cash balances at 31 May 2009 were held at banks in the following currencies:

(i) U.S.$26.854 million

(ii) ZAR 588.178 million

(iii) GBP 19.124 million

(iv) AUD 35.360 million

(v) HKD 0.011 million

Aquarius has a debt to equity ratio of 0.0509 times, with net financial cash position as at 31 May 2009 of U.S.$76.9 million and equity capital value of U.S.$1.626 million based upon the closing price of Aquarius on the London Stock Exchange on 24 July 2009 of 2.386pence per share.

Treasury Policy

The Aquarius Group operates internationally and maintains cash balances and liabilities in a number of currencies. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the Aquarius Group. The Aquarius Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and are managed according to the operational needs of the business.

Borrowings are on a limited, asset securitised basis on a fixed or floating basis as appropriate to the business case.

Currently there are no foreign exchange hedge programmes in place, however, the Aquarius Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. Aquarius anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area on the one hand and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by Excon. Further information on South Africa's exchange control regulations are found in paragraph 19 of Part VIII.

The Aquarius Group's main interest rate exposure arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (**LIBOR**) or JIBAR. Floating rate debt exposes the Aquarius Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Aquarius Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Aquarius Group's funding structure.

Covenants and undertakings

Convertible bonds

The following covenants and undertakings exist for the Convertible Bonds:

- The terms of the Convertible Bonds provide that the Company and AQPSA may only pay distributions, loans or other payments to persons other than between themselves or in the ordinary course of business if after such payments the Aquarius Group has cash on hand equal to a certain percentage of the principal amount of the Convertible Bonds outstanding depending on when the payment is made. The table below summarises this schedule:

Time Period	**Cash on hand required (% of principal on outstanding Convertible Bonds)**
Prior to 11 November 2009	8%
Post 11 November 2009 but prior to 11 May 2010	15%
Post 11 May 2010 but prior to 11 November 2010	25%

- AQPSA is obliged to establish a reserve fund in the form of cash or permitted investments that varies over time. The funds held in the reserve account are not available for distribution and are to be used to redeem the Convertible Bonds on their final maturity date. The table below summarises the reserve fund requirements over time:

Time Period	**Permitted Investments as a % of principal on outstanding Convertible Bonds**
Post 11 November 2010 but prior to 11 May 2011	30%
Post 11 May 2011 but prior to 11 November 2011	40%
Post 11 November 2011	50%

- The terms of the Convertible Bonds contain certain covenants imposing restrictions in relation to AQPSA incurring secured and unsecured indebtedness. The security package held by the Security SPV, which includes the bonds over Kroondal, Marikana and Everest, can only be used to raise secured funding or to secure any guarantees up to a maximum level of ZAR900 million in aggregate, inclusive of the ZAR650 million Convertible Bonds. Any additional secured funding raised or guarantees secured with these assets can only have a capital repayment/enforcement period falling after the final maturity of the Convertible Bonds, unless all Convertible Bonds have been otherwise redeemed, cancelled or converted. Any amount of unsecured funding may be raised by AQPSA subject to any capital repayment on the funding being required after the final maturity of the Convertible Bonds.

Bridge Loan undertaking

Under the Bridge Loan undertaking referred to in Part VII of this document, Aquarius has granted RMB, in exchange for a fee payable by RMB to Aquarius, an irrevocable right to cede and delegate to Aquarius RMB's rights and Blue Ridge's obligations under the Bridge Loan Agreement upon the occurring of the earliest of the following events:

- the relevant South African Competition Authorities approving the Acquisition; or
- the Acquisition terminating for whatever reason.

The Acquisition was approved by the South African Competition Authorities on 27 May 2009, however RMB has not exercised its option to cede the Bridge Facility.

Blue Ridge Funding Agreements

Under the Blue Ridge Funding Agreements referred to in Part VIII of this document:

- Aquarius has undertaken to contribute the full ZAR110 million equity funding that may be called upon by the Blue Ridge Term Lenders from the shareholders of Blue Ridge Platinum in the event that the Acquisition is successful.
- In the event that the Acquisition is not successful, the Bridge Facility would become repayable on its maturity date of 31 December 2009. Subject to certain provisions, Aquarius has the right to convert the amount outstanding into equity in Blue Ridge in accordance with the provisions set out in the Blue Ridge shareholder's agreement.

Cash flows from operations

Aquarius Platinum Limited

Consolidated Cash Flow Statement
Half year ended 31 December 2008
$'000

	Note:	Half year ended 31/12/08	Half year ended 31/12/07	Year ended 30/06/08
Net operating cash inflow	(i)	(15,880)	205,152	339,073
Net investing cash outflow	(ii)	(24,444)	(32,996)	(118,048)
Net financing cash outflow	(iii)	(30,094)	(95,297)	(320,081)
Net increase in cash held		(70,418)	76,859	(99,056)
Opening cash balance		170,956	287,663	287,663
Exchange rate movement on cash	(iv)	(13,584)	4,160	(17,651)
Closing cash balance		86,954	368,682	170,956

Notes on the Consolidated Cash Flow Statement for the half year ended 31 December 2008

(i) Net operating cash flow includes U.S.$243.5 million net inflow from sales (includes net repayment of U.S.$90 million of pipeline advances since June 2008), U.S.$247.8 million paid to suppliers, net finance expense of U.S.$9.7 million.

(ii) Reflects development and plant and equipment expenditure of U.S.$24.4 million.

(iii) Includes the final dividend for payment to shareholders of U.S.$26.2 million and U.S.$3.6 million AQPSA dividend to minorities.

(iv) Reflects movement of Rand against the US dollar.

Commodity Price Exposure

The Aquarius Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of PGMs. The Aquarius Group regularly measures exposure to commodity price risk by stress testing the Aquarius Group's forecast financial position to changes in PGM prices.

The Aquarius Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Aquarius Group has a 50 per cent. interest) had a forward commitment that was completed in December 2008 for the delivery of a fixed amount PGMs at fixed prices as described in note 27 to the consolidated financial statements on page 120 of the 2008 Annual Report and Accounts. The forward commitment program was not be renewed at its completion.

Cash effects of pipeline sales advances

Net cash inflows from operations primarily comprise sales of concentrate to smelters under perpetual evergreen contracts. Pipeline sales advances and balancing payments provide an element of working capital for Aquarius during the period from concentrate delivery to metal sale. Pipeline sales advances consist of a cash pre-payment of 90 per cent. of the contained metal value made to Aquarius by the smelter at the time of delivery of the concentrate based upon the prevailing metal price at the time. The final settlement of the contract occurs three to four months after delivery and provides for balancing cash payments to be made based upon the average prevailing metal price for the month prior to ultimate sale. In times of rising metal prices the balancing payments are in Aquarius' favour, and in times of falling metal prices the balancing payments are in the smelters' favour. Whilst providing a valuable source of working capital, these arrangements also produce an element of volatility to Aquarius' cash balances.

During the six months ended 31 December 2008, the net repayment of pipeline sales advances amounted to U.S.$90 million resulting from the decline in PGM prices during the period. Following the recent stabilisation in PGM prices, the Directors do not expect the Company's cash balances to be materially adversely impacted in the near future from further pre-payment settlement.

Recent Corporate Actions

During the financial year ended 30 June 2008, Aquarius completed the U.S.$790 million repurchase of 8.4 per cent. of Aquarius' issued share capital and a 20 per cent. stake in AQPSA, a landmark transaction that increased Aquarius' free-float to 100 per cent. and increased ownership in Aquarius' South African operations. The transaction was financed in part by the issue of 23,144,000 Common Shares, raising a net U.S.$366 million, with the balance being funded by existing cash resources and debt.

Further details of the movement in cash flows may be found in the Company's 2008 Annual Report and Accounts, 2007 Annual Report and Accounts and 2006 Annual Report and Accounts, in addition to the announcement of interim results for the six months ended 31 December 2008.

On 26 March 2006, Aquarius announced an equity capital raising by way of the Placing and the Rights Issue. Pursuant to the Placing, Placees subscribed for 46,300,000 new Common Shares at a placing price of 180 pence per Common Share. Aquarius also offered 41,491,737 new Common Shares by way of rights to existing Aquarius Shareholders. The Placing and the Rights Issue completed in May 2009 raising proceeds of approximately U.S.$191 million. Aquarius also undertook an issue of Rand denominated, JSE listed Convertible Bonds of up to ZAR650 million. The Convertible Bond Issue also completed in May 2009, and together with the Placing and Rights Issue raised proceeds in excess of $260 million approximately. The proceeds of the Placing, the Rights Issue and the Convertible Bond Issue enabled Aquarius to fully settle the Bridge Loan Facility with RMB of approximately ZAR1,577 million, repayment of which was due by 30 June 2009.

Capital commitments

On 8 December 2008, Aquarius management announced the temporary suspension of operations at the Everest mine owing to geo-technical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Following the amendment by the DME of the section 54 notice applicable to the Everest mine, preparatory work aimed at re-opening the mine has commenced. The capital requirement for the implementation of the entire project of developing two new declines and re-opening the Everest mine is estimated to be approximately ZAR250 million.

The proceeds of the Placing, the Rights Issue and the Convertible Bond Issue have provided Aquarius with the necessary financial capacity to restart its Everest operation and develop the Blue Ridge Mine to ramp up to full production in 2010.

PART III

FINANCIAL INFORMATION ON THE AQUARIUS GROUP

The consolidated financial statements of the Aquarius Group included in the annual report and accounts of Aquarius for the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006 together with the audit reports thereon are incorporated by reference into this document. Ernst and Young of 11 Mounts Bay Road, Perth WA 6000 Australia, as auditor, has issued unqualified audit opinions on the consolidated financial statements of the Aquarius Group included in the annual report and accounts of Aquarius for the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006. The audit opinion for the financial year ended 30 June 2008 is set out on page 86 of the 2008 Annual Report and Accounts. The audit opinion for the financial year ended 30 June 2007 is set out on page 70 of the 2007 Annual Report and Accounts. The audit opinion for the financial year ended 30 June 2006 is set out on page 55 of the 2006 Annual Report and Accounts.

The unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2007 and the accompanying audit review report can be found on pages 111-124 of the Placing and Rights Issue Document and are incorporated by reference herein.

The unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2008 and the accompanying audit review report can be found on pages 125-139 of the Placing and Rights Issue Document and are incorporated by reference herein.

See Part IX of this document for further details about information that has been incorporated by reference into this document.

PART IV
UNAUDITED PRO FORMA FINANCIAL INFORMATION

1 Unaudited pro forma balance sheet

The following unaudited pro forma balance sheet as at 31 December 2008 has been prepared to illustrate the effect on the balance sheet of the Aquarius Group of (i) the Placing and Rights Issue, (ii) the completion of the Convertible Bond Issue, (iii) the repayment of the outstanding balance of the Bridge Loan Facility, and (iv) the implementation of the Scheme, in each case, as if they had occurred on 31 December 2008. The pro forma balance sheet is based on the consolidated balance sheet of Aquarius at 31 December 2008 extracted without material adjustment from the unaudited condensed half year financial report for the six months ended 31 December 2008 (incorporated by reference into this document). It has been prepared on the basis of the notes below for illustrative purposes only. Due to its nature, the pro forma balance sheet addresses a hypothetical situation, and therefore, does not represent the enlarged Aquarius Group's actual financial position.

The pro forma balance sheet and notes thereto should be read in conjunction with:

- The significant accounting policies of the group as set out in the 2008 Annual Report and Accounts (incorporated by reference in Part XII);
- The section entitled Risk Factors set out in this document; and
- Other information contained within this document.

	Actual Aquarius Group 31 December 2008 Note 1	Adjustments Placing and Rights Issue Note 2	Convertible Bond Note 3	Loan Repayment Note 4	Pro forma Aquarius Group 31 December 2008	Adjustment Acquisition Note 5	Enlarged Pro forma Aquarius Group 31 December 2008
				U.S.$'000			
Non-Current Assets							
Receivables	11,522	—	—	—	11,522	5,482	17,004
Available for sale investments	1,507	—	—	—	1,507	—	1,507
Property, plant and equipment	195,904	—	—	—	195,904	86,986	282,890
Mining assets	260,002	—	—	—	260,002	11,081	271,083
Goodwill	49,231	—	—	—	49,231	21,822	71,053
	518,166	—	—	—	518,166	125,371	643,537
Current Assets							
Cash	86,954	178,252	75,648	(165,069)	175,785	52,969	228,754
Trade and other receivables	71,754	—	—	—	71,754	13,873	85,627
Inventories	44,574	—	—	—	44,574	1,463	46,037
Derivative financial instruments	—	—	—	—	—	34,583	34,583
Other	443	—	—	—	443	—	443
	203,725	178,252	75,648	(165,069)	292,556	102,888	395,444
Assets held for sale	—	—				842	842
Total Assets	**721,891**	**178,252**	**75,648**	**(166,668)**	**810,722**	**229,101**	**1,039,823**
Non Current Liabilities							
Payables	1,986	—	—	—	1,986	396	2,382
Interest bearing liabilities	1,933	—	75,648	—	77,581	1,758	79,339
Deferred tax liabilities	47,957	—	—	—	47,957	9,683	57,640
Provisions	52,911	—	—	—	52,911	—	52,911
	104,787	—	75,648	—	180,435	11,837	192,272
Current Liabilities							
Trade and other payables	49,552	—	—	—	49,552	12,934	62,486
Interest bearing liabilities	176,668	—	—	(165,069)	11,599	31,624	43,223
Current tax liabilities	3,035	—	—	—	3,035	739	3,774
Provisions	380	—	—	—	380	—	380
	229,635	—	—	(165,069)	64,566	45,297	109,863
Total Liabilities	**334,422**	—	75,648	(165,069)	245,001	57,134	302,135
Net Assets	**387,469**	**178,252**	—	—	**565,721**	**171,967**	**737,687**
Shareholder Equity							
Issued capital	16,355	4,391	—	—	20,746	2,359	23,105
Shares reserved for share plan	(1,301)	—	—	—	(1,301)	—	(1,301)
Share premium reserve	652,704	173,860	—	—	826,564	169,608	996,173
Equity benefits reserve	409	—	—	—	409	—	409
Equity reserve	(358,226)	—	—	—	(358,226)	—	(358,226)
Foreign currency translation	(40,067)	—	—	—	(40,067)	—	(40,067)

	Actual Aquarius Group 31 December 2008 Note 1	Adjustments Placing and Rights Issue Note 2	Convertible Bond Note 3	Loan Repayment Note 4	Pro forma Aquarius Group 31 December 2008	Adjustment Acquisition Note 5	Enlarged Pro forma Aquarius Group 31 December 2008
				U.S.$'000			
reserve....................................							
Retained earnings..................	117,595	—	—	—	117,595	—	117,595
Total Shareholders' Equity.	**387,469**	**178,252**	**—**	**—**	**565,721**	**171,967**	**737,687**

Notes:

(1) The consolidated balance sheet of Aquarius at 31 December 2008 has been prepared in accordance with the Group's accounting policies which are in compliance with IFRS as adopted by IASB and have been extracted without material adjustment from the unaudited condensed half year financial report for the six months ended 31 December 2008 (incorporated by reference herein).

(2) Adjustment to recognise the receipt of funds from the completed Placing and Rights Issue for U.S.$192.0 million less associated issue costs of U.S.$14.0 million.

(3) Adjustment to reflect the receipt of proceeds in the amount of ZAR650 million (U.S.$75.6 million) relating to the Convertible Bond Issue including issue costs of ZAR20.2 million (U.S.$2.4 million). The derivative financial liability embedded within the Convertible Bond, being the holders conversion right, has not been separated out from the interest bearing loan as the value has yet to be determined. This will result in a reclassification within Non Current Liabilities on initial recognition of the embedded derivative.

(4) Adjustment to reflect the actual repayment of the outstanding loan balance in relation to the Bridge Loan Facility from RMB of ZAR1.58 billion (U.S.$165.069 million) at 31 December 2008.

(5) Adjustment to reflect the acquisition of the Ridge Group based on:

- the purchase consideration for the Ridge Group being U.S.$130,421 million based on (i) an offer of one common share in the Aquarius Group for 2.75 shares in Ridge, (ii) 92,065,533 million Ridge shares on issue at 20 March 2009 and 37,652,500 options and warrants being exercised, (iii) an Aquarius share price of £2.215 on 20 July 2009, and (iv) an exchange rate of GBP : USD 1 : 1.65 on 20 July 2009. The actual purchase consideration will be determined by reference to the Aquarius share price at the date of acquisition, being the date control of Ridge is obtained;
- the consolidated balance sheet of the Ridge Group extracted from its audited consolidated financial statements for the year ended 31 December 2008 (included in Part VI of this document) adjusted to reclassify US$11.081 million from Intangible Assets, representing exploration and evaluation expenditure, to Mining Assets to align the Ridge Group's accounting classification on the balance sheet with the Aquarius Group's and an adjustment to cash balances for the exercise of 37,652,500 in the money options and warrants. No account has been taken of any fair value adjustments which may arise on acquisition and therefore the excess of the purchase consideration over the book value of the net assets acquired has been debited to goodwill on acquisition for the purposes of the pro forma balance sheet. At the date of acquisition, the assets, liabilities and contingent liabilities will be recognised at their fair value with adjustments likely to arise on Property Plant and Equipment, the Mining Asset and Intangible Assets. There will also be Deferred Tax consequences relating to these adjustments. Should the fair value of the net assets acquired at the date of acquisition exceed the cost of acquisition this will result in the recognition of a credit against retained earnings as a discount on acquisition.

For the purposes of the pro forma balance sheet at 31 December 2008 the goodwill on acquisition has been calculated as follows:

	U.S.$'000
Consideration:	
Shares to be issued	171,967
Less cash received on exercising of in the money options and warrants	(41,546)
Consideration net of cash received on exercising of in the money options and warrants	130,421
Less net assets of Ridge Group at 31 December 2008	(108,599)
Goodwill on acquisition	21,822

Reconciliation of Ridge Group shareholders equity

	Shares'000	U.S.$'000
Consideration		
Shares to be issued	33,478	122,051
Exercise of in the money options and warrants	13,692	49,916
	47,170	171,967
Allocation to equity		
Share capital par value of U.S.$0.05		2,359
Share premium		169,608
		171,967

(6) No account has been taken of the trading or other transactions of either the Aquarius Group or Ridge Group since 31 December 2008. Specifically no account is taken of the U.S.$26.7 million received by Ridge in settlement of the derivative financial instruments included on the pro forma balance sheet at 31 December 2008 of U.S.$34.583 million which occurred post 31 December 2008.

(7) As detailed in the Risk Factors section, the Group operates in Zimbabwe where it has net assets at 31 December 2008 with a carrying value of $184.6 million. During the last quarter of the financial year ended 30 June 2008 the Government enacted the Indigenisation and Economic Empowerment Bill mandating 51 per cent of indigenous ownership. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time. In addition, the economic environment in Zimbabwe remains uncertain and recent developments, including the dollarisation of the Zimbabwean economy, may impact the ability of the Group to recover the full carrying value of the Group's assets in Zimbabwe. The pro forma balance sheet at 31 December 2008 does not include any adjustments relating to the recoverability or classification of these assets that might be necessary should Aquarius not be able to realise their carrying values in the normal course of operations.

2 Letter from Ernst & Young in relation to the unaudited pro forma financial information



ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

29 July 2009

The Directors
Aquarius Platinum Limited
Clarendon House
2 Church Street
Hamilton
Bermuda

Dear Sirs

Aquarius Platinum Limited (the "Company")

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part III of the prospectus dated 29 July 2009 issued by the Company (the "Prospectus"), which has been prepared on the basis described in the accompanying notes, for illustrative purposes only, to provide information about how the placing, rights issue, convertible bond, loan repayment and the implementation of the Scheme (as defined in the Prospectus) in relation to the acquisition of Ridge Mining Plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements as at 31 December 2008. This report is required by item 20.2 of Annex I of the Commission Regulation (EC) No 809/2004 ("the PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation), consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion, we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

PM:MB:AQPX018



ERNST & YOUNG

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing, review or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a. the Pro Forma Financial Information has been properly compiled on the basis stated; and

b. such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst + Young

PW VB AOP 018

PART V
INFORMATION ON RIDGE

1 Overview

Ridge is a focused PGM explorer and developer, with a start up operation on the eastern limb of South Africa's renowned PGM-bearing mineralised zone, the Bushveld Complex. Ridge, registered and headquartered in England, is a publicly listed company whose shares are admitted to trading on the AIM market of the London Stock Exchange and on PLUS.

Ridge's two key PGM projects are the 50 per cent. owned Blue Ridge Mine, where development commenced in January 2007 and first concentrate was shipped in early April 2009, and the nearby Sheba's Ridge project, a joint venture with a subsidiary of Anglo Platinum and IDC where a full feasibility study was completed at the end of 2007.

Commissioning of the concentrator plant at the Blue Ridge Mine took place in the first quarter of 2009 and throughput is due to reach design capacity of 120,000 tonnes per month in the second half of 2009. At full capacity Blue Ridge is forecast to produce 124,600 4 PGE ounces per annum. The feasibility study on Sheba's Ridge envisaged a mine producing 23,000 tonnes of nickel, 352,000 ounces 4 PGE per annum and 11,000 tonnes of copper per annum.

2 History and development of Ridge

J.G. Cluff, who had a long history of establishing natural resource ventures and discovering natural resource deposits, formed Cluff Mining Limited after selling Cluff Resources, a mining and exploration company, to Ashanti Goldfields in 1996. Cluff Mining Limited, formed initially with the backing of Anglo American Corporation, assembled a portfolio of African gold mining properties. In May 2000, Ridge floated on the London Stock Exchange's AIM market as Cluff Mining plc. In 2001, Ridge completed the acquisition of various mineral exploration properties on the Bushveld Complex in South Africa. Two of these properties, Blue Ridge and Sheba's Ridge, have become significant discoveries of PGMs and base metals (copper, nickel with PGM credits) respectively. In May 2004, the company changed its name to Ridge to reflect its focus on Blue Ridge and Sheba's Ridge and is now solely focussed on its PGM products in South Africa.

3 Current operations

Blue Ridge

The Blue Ridge mine is situated on the Blaauwbank farm, approximately 30 kilometres southeast of Groblersdal (190 kilometres north-west of Johannesburg), within the eastern limb of the Bushveld Complex, South Africa. An "old order" mining permit was granted to Ridge in 2004, which gave Ridge the authority to commence mining on the project. A new order mining right, in line with the new MPRD Act, has been applied for. The right to mine under the "old order" permit is preserved pending the issue of a "new order" mining right under the terms of the MPRD Act.

Ridge started work at Blue Ridge in 2001 and has since then carried out extensive exploration of the area including drilling 92 boreholes with deflections, high-resolution aeromagnetic surveys, strike and dip trenching and structural mapping. This resulted in the identification and delineation of the UG2 chromitite reef from surface to a depth of over 1,000 metres. This reef forms the basis of the Blue Ridge mineral resource.

A feasibility study was completed in 2005. The study was carried out by Ridge using experienced consultants of international repute.

The feasibility study is based on processing 120,000 tonnes of ore per month from three decline shafts. The mining plan utilises an innovative approach whereby only the higher grade portion of the reef is mined thereby providing a higher mill feed grade. This mining method has been termed the "Efficient Cut" and was successfully proved up through a trial mining programme in 2005 during which over 10,000 tonnes were successfully mined.

The mining plan for the feasibility study only took into account ore down to a depth of approximately 800 metres below surface, although the reef extends below this level. The forecast annual production is approximately 124,500 ounces 4E (149,000 ounces 6E) per annum over an 18 year period.

An offtake agreement has been signed with IRS Ltd under which IRS Ltd has committed to acquire all the proposed production from the Blue Ridge mine for the purposes of smelting, refining and marketing of the contained metal.

In June 2007 Imbani acquired a 50 per cent. interest in the project by investing ZAR340 million (U.S.$48.6 million)[1] of equity towards the project's development. In December 2007, project finance agreements were signed with a consortium of banks consisting of DBSA, IDC, Standard Bank Limited and Investec Bank Limited for ZAR715 million (U.S.$107 million).[2]

During 2008 the Blue Ridge joint venture entered into a series of metal hedging arrangements to sell forward specified quantities of platinum, palladium and rhodium. On 25 February 2009, Ridge announced that Blue Ridge Platinum had closed out all its hedging arrangements generating a surplus of ZAR541 million. This was used to repay all the senior project borrowings and to provide additional working capital for the Blue Ridge Mine during the ramp-up phase. An existing mezzanine loan of ZAR120 million, plus accrued interest, provided by the DBSA remains in place.

On 14 May 2009, the Company announced that Blue Ridge Platinum had signed loan agreements for the provision of long term loan finance and short term bridge finance to provide working capital for the Blue Ridge Mine.

A ZAR186 million project loan is being provided by the IDC and the DBSA. A ZAR200 million senior secured bridge facility is being provided by FirstRand Bank Limited acting through its Rand Merchant Bank division.

Mine development commenced in the first quarter of 2007 and commissioning of the concentrator plant took place during the first quarter of 2009 with first concentrate delivered to IRS Ltd in April 2009. Under the offtake contract with IRS Ltd, first revenue was received in May 2009.

In February 2008, the acquisition of the prospecting rights on the adjacent farms from a subsidiary of Lonmin plc increased the total estimated resources by 72 per cent. This acquisition presents an opportunity to expand the scale of the mine utilising the additional mineral resources contained therein.

The mineral resource estimate at Blue Ridge is shown below:

---

1 Based on ZAR/U.S.$ exchange rate at the time of announcement: "Imbani completes acquisition of 50 per cent. of Blue Ridge", 9 July 2007, RNS Number: 8715Z.

2 Based on ZAR/U.S.$ exchange rate at the time of announcement: "Ridge Completes Project funding for Blue Ridge", 13 December 2007, RNS: 7814J.

Mineral resource category	Tonnage	Grade 4E	Contained 4E
	(million tonnes)	*(g/t)*	*(Moz)*
Measured	28.1	3.3	3.0
Indicated	48.2	3.1	4.8
Inferred	13.5	3.1	1.4
Total	89.8	3.2	9.2

Source: Ridge's annual report and accounts for the year ended 31 December 2007

Note: reported in terms of JORC Code.

The ore reserves at Blue Ridge are set out below:

Ore reserve category	Tonnage	Grade 4E	Contained 4E
	(million tonnes)	*(g/t)*	*(Moz)*
Proved	14.8	3.3	1.55
Probable	6.9	3.2	0.72
Total	21.7	3.3	2.27

Source: Ridge's annual report and accounts for the year ended 31 December 2007

Note: reported in terms of JORC Code.

The feasibility study was predicated on a mine life of 18 years during which the ore reserve will be mined from surface down to 800 metres vertical depth. The mineral resources extend down to 1,500 metres and therefore it is likely that the mine life will extend beyond the initial 18 years. Annual production from the mine will be 149,000 ounces 6E in concentrate as shown in the table below:

Metal	Annual Production
	(Oz)
Platinum	75,000
Palladium	35,000
Rhodium	13,000
Gold	1,500
Ruthenium	22,000
Iridium	2,500
Total	149,000

Source: Ridge's annual report and accounts for the year ended 31 December 2007

Following the acquisition of the extension to the reef, studies have commenced to examine the expansion of the mine utilising the additional mineral resources contained therein.

Sheba's Ridge

The core area of the Sheba's Ridge Project is on the Loskop Suid farm, approximately 20 k.m. south of the town of Groblersdal and is currently owned jointly, through a special purpose vehicle, Sheba's Ridge Platinum (Pty) Limited, by Braggite Resources (Pty) Ltd (**Braggite**), an indirectly wholly owned subsidiary of Ridge, RPM and IDC. The relationship between the shareholders is governed by a shareholders' agreement signed in October 2006. On incorporation, the project company was owned by Braggite (65 per cent.) and RPM (35 per cent.). Under the terms of the shareholders' agreement, Braggite was required to fund all amounts required to enable the project company to undertake its current exploration programme and to complete a bank feasibility study in respect of the northern portion of the Sheba's Ridge area. The achievement of certain agreed milestones set out in the bank feasibility study plan entitled Braggite to draw down instalment of the ZAR60 million consideration which IDC agreed to pay in order to acquire its current 26 per cent. shareholding in the project company.

Following a decision by Ridge to proceed with the development of a mine, Braggite's interest in the joint venture will increase by the acquisition of a further 22.5 per cent. of the project from RPM on payment of a further U.S.$12.5 million. On exercise of this option the joint venture partners' interests would be; Braggite 61.5 per cent.; IDC 26 per cent. and RPM 12.5 per cent.

The project is held under a new order prospecting right which was received in February 2006.

Braggite commenced exploration of the Sheba's Ridge Project in April 2001. The Phase I programme identified three distinct units of mineralisation: a layer similar to the UG2 termed the "Platchro layer"; an upper mineralised pyroxenite (**UMP**) layer analogous to the Merensky Reef; and a wide sulphide zone similar to the platreef.

Discontinuity of the UMP and Platchro layers led to Braggite concentrating its Phase II exploration programme on the bulk sulphide mineralisation.

The Phase II exploration programme commenced in July 2002 and included 126 diamond boreholes of which 104 boreholes (totalling 32,600 m) were drilled on a 100m grid along an arc 3.5 k.m. in length. A fourth phase of drilling 45 holes in 2004 investigated the oxide zone together with some exploration of the extensions to the mineralisation. The resource identified lies within a mineralised sulphide layer approximately 80m thick which contains a richer mineralised continuous unit of approximately 30m thick. The mineral resource has been modelled to 450m below surface and excludes overburden and weathered material to a depth of 40m from surface. The mineral resource estimate at Sheba's Ridge is set out below:

Mineral Resource Category	Tonnage	Nickel Grade	Copper Grade	3PGE Grade	Contained Nickel	Contained Copper	Contained 2PGE+Au
	(Mt)	*(%)*	*(%)*	*(g/t)*	*(tonnes)*	*(tonnes)*	*(MOz)*
Measured	395	0.19	0.07	0.87	750,000	276,000	11.0
Indicated	366	0.19	0.07	0.95	690,000	256,000	11.2
Inferred	3	0.17	0.07	0.88	5,000	2,000	0.1
Total	767	0.19	0.07	0.91	1,445,000	534,000	22.3

Source: Ridge's annual report and accounts for the year ended 31 December 2007

Note: reported in terms of JORC Code.

Based on forecast long term prices for the various metals, approximately 63 per cent. of the value of the ore is represented by nickel, 30 per cent. PGE, 5 per cent. copper and 2 per cent. gold.

A pre-feasibility study into the economic viability of the Sheba's Ridge Project was completed in February 2005. This study examined the project in considerable detail including: environmental and social impact studies; geology; mineral resource and ore reserve estimation; mine planning; engineering geology; mining equipment and method; waste storage infrastructure; experimental metallurgy; planning of the concentrator; smelter; converters and acid plant; further treatment of matte and a detailed financial model.

A feasibility study completed at the end of 2007 envisages mining 18 million tonnes of ore per annum over a 20 year mine life based on conventional open pit mining methods, to be delivered to a standard MF2 circuit to concentrate the ore. A feasibility study into independent industry smelting facilities designed to process Sheba's Ridge concentrate and other concentrates to be produced from future mines on the eastern limb is planned together with other industry and financial partners.

An 18 year mine life has been formulated with forecast average annual production as follows:

Metal	Projected annual production
Nickel	23,000 tonnes
Copper	11,000 tonnes
Platinum	85,000 ounces
Palladium	250,000 ounces
Rhodium	4,000 ounces
Gold	21,000 ounces
Total (3PGE + Au)	360,000 ounces

Source: Ridge's annual report and accounts for the year ended 31 December2007

Exploration Projects

During 2007, Ridge has successfully completed the rationalisation of its exploration portfolio to concentrate on its two development projects, Blue Ridge and Sheba's Ridge. Sales have been completed for Ridge's interests in Fountain Ridge and Western Ridge whilst agreements have been signed with Bushveld Platinum for the sale of Redbush Ridge, Rooikraal and Fonte Verde projects, completion of which is pending approval from the DME.

PART VI
FINANCIAL INFORMATION ON RIDGE

The following information represents the full text of the directors' report and the audited consolidated financial statements for Ridge for the financial year ended 31 December 2008 as published on Ridge's website:

Ridge Mining plc
Director's report and consolidated financial statements 2008

Directors' report

The directors present their annual report and the audited financial statements for the year ended 31 December 2008.

Principal activities

The principal activity of Ridge Mining plc (the **Company**) and its subsidiaries (together **Ridge Mining** or the **Group**) is the development of deposits of platinum group metals (PGMs) and associated metals. Details of the Group's activities are given in the Chairman's statement. The principal activity of the Company is that of a holding company.

Business review

The Ridge Group is in the business of identifying, exploring, developing and operating platinum group metal mines. The Group has two main projects, the Blue Ridge Mine, on which development is complete and production is commencing, and the Sheba's Ridge project, which has been subject to a recently completed feasibility study.

Risks and uncertainties

- **Metal Price Risk:** Sharp falls in metal prices can render mining operations uneconomic. The Group has made what it considers to be prudent assumptions for all relevant metal prices in making investment decisions.
- **Resource Risk:** All mineral resources have risks associated with grade and continuity. The Group has taken all steps necessary to have sufficient confidence in reported Resources and Reserves which are calculated in accordance with the JORC Code and independently audited.
- **Political Risk:** All mining jurisdictions are exposed to the risk of interruption, changes to taxation, or changes to the legal framework resulting from government action. Strikes or civil unrest may have an adverse effect on operations.
- **Environmental Risks:** Unforeseen environmental liabilities may arise and there may be changes to environmental protection legislation which may adversely affect the Group.
- **Mining Risk:** Delays in construction or commissioning of mining projects may result in the Group's current or future target dates for production being delayed.
- **Partner Risk:** Joint venture partners may be unable or unwilling to perform their obligations or to fund their share of future development.

- **Financing Risk:** The Group's projects require funding in order to realise their potential. The availability and timing of funding cannot be guaranteed.

Development and performance during the financial year

During 2008 the Company achieved its' two important milestones. The development of the Blue Ridge project was progressed nearly to completion so that production is now commencing. The feasibility study on the Sheba's Ridge project was also completed.

The financial condition of the Company at year end is set out in the financial statements. It should be pointed out that the value of the Group's share of the Blue Ridge hedge book is stated at the year end as being U.S.$34.5 million. The hedge book was subsequently wound up in February 2009 realising a value of only U.S.$26.7 million (Group share). At the year end it was clear that there was a requirement for further funding on the Blue Ridge project and that the project lenders had indicated that further drawdowns on agreed loan facilities would not be permitted until further sponsor equity was introduced. Since the year end considerable restructuring of the loan finance has been embarked upon (including the winding up of the hedge book and the repayment of senior loan facilities). Discussion with the project lenders for the provision of further loan funding are at an advanced stage.

Going concern

The financial statements have been prepared on the going concern basis. The Blue Ridge project requires further working capital during the ramp-up phase with the directors close to agreeing terms for the provision of that interim funding. The feasibility study on the Sheba's Ridge project is complete but further work on the optimisation of the project has been deferred for the time being. The Company is in advanced discussions with Aquarius Platinum Limited (**Aquarius**) regarding a merger. If the proposed merger with Aquarius was not to go ahead the Company would require new funding which the directors believe will be achievable, given the quality of the Group's assets. Whilst the directors are confident that appropriate funding will be available, these conditions may give rise to a situation where the going concern basis is not appropriate.

Results

The Group's consolidated profit for the year was U.S.$16,648,000 (2007: U.S.$13,415,000).

Changes in share capital during 2008

A statement of changes in the share capital of the Company is set out in note 19 to the financial statements.

Dividend

The directors do not recommend the payment of a dividend (2007: U.S.$ nil).

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of an instrument. During 2008, Blue Ridge Platinum (Pty) Limited (**Blue Ridge**) entered into hedging contracts for approximately 20 per cent. of production of the four years commencing July 2009 in order to protect revenues during the early years of the project. Platinum was hedged at an average price of ZAR 16,587 per ounce, Palladium at ZAR 4,244 per ounce and Rhodium at ZAR 53,523 per ounce. As the Group is not permitted to adopt hedge accounting under IAS 39, the fair valuation has been booked as a gain on a derivative financial asset in the year resulting in a Group share of income and profit of U.S.$34,583,000 at 31 December 2008. The hedge book was fully unwound in February 2009 realising an actual overall profit of ZAR541 million (U.S.$53.4 million) (Group share U.S.$26.7 million).

The financial risk management objectives and policies and foreign currency, liquidity and credit risks are discussed in note 23 to the accounts.

Policy and practice on payment of creditors

The Group policy on the payment of creditors is to settle bills in accordance with the terms agreed with suppliers. At the year end there were 30 days worth of purchases (2007: 15 days) in Group trade creditors.

The Company had trade creditors of U.S.$158,000 (2007: U.S.$ nil) at the balance sheet date which represents 31 days worth of purchases.

Subsequent events

The hedge book was fully unwound in February 2009 realising an actual overall profit of R541 million (U.S.$53.4 million) (Group share U.S.$26.7 million). The proceeds were used to repay the majority of the project debt on Blue Ridge with the mezzanine loan facility remaining in place.

Directors and directors' interests

The directors who held office during the year were as follows:

TA Wilkinson	*Chief Executive*
FPH Johnstone	*Commercial Director*
DAR McAlister	*Finance Director*
OAG Baring	*Non-Executive*
GZ Steffens	*Non-Executive*
PJ Ledger	*Non-Executive*
SS Li*	*Non-Executive*

* SS Li has an interest in Zijin Mining Group Company Limited, a company whose wholly owned subsidiary, Gold Mountains (H.K.) International Mining Company Limited, owns 20 per cent. of the Company. She is Zijin's representative on the Board.

The Company has a Directors' and Officers Liability insurance policy for all its directors.

The directors who held office at the end of the financial year had the following interests in the ordinary shares of the Company according to the register of directors' interests:

Shares held	26 March 2009	31 December 2008	31 December 2007
TA Wilkinson	470,557	470,557	330,000
FPH Johnstone	235,876	235,876	190,000
DAR McAlister	279,752	279,752	238,000
OAG Baring	254,220	254,220	190,300
GZ Steffens	161,535	161,535	25,000
PJ Ledger	217,981	217,981	100,000

Shares held	26 March 2009	31 December 2008	31 December 2007
SSLi	60,396	60,396	—

Share options held	31 Dec 2008	31 Dec 2007	Option Price	Exercise period
TA Wilkinson	287,640	287,640	£2.225	26 July 2004 to 25 July 2011
	50,000	50,000	£2.26	20 December 2004 to 19 December 2011
	70,000	70,000	£1.50	21 November 2005 to 20 November 2012
	200,000	200,000	£0.70	27 May 2007 to 26 May 2014
	200,000	200,000	£0.70	14 January 2008 to 13 January 2015
	750,000	750,000	£0.40	16 January 2009 to 15 January 2016
	500,000	500,000	£0.515	23 November 2009 to 22 November 2016
FPH Johnstone	10,000	10,000	U.S.$3.00	30 March 2002 to 29 March 2009
	10,000	10,000	U.S.$3.50	29 March 2003 to 28 March 2010
	150,000	150,000	£0.70	27 May 2007 to 26 May 2014
	100,000	100,000	£0.70	14 January 2008 to 13 January 2015
	500,000	500,000	£0.40	16 January 2009 to 15 January 2016
	300,000	300,000	£0.515	23 November 2009 to 22 November 2016
DAR McAlister	20,000	20,000	U.S.$3.00	21 December 2002 to 20 December 2009
	10,000	10,000	U.S.$3.50	29 March 2003 to 28 March 2010
	10,000	10,000	£1.14	22 December 2003 to 21 December 2010
	35,000	35,000	£1.825	1 June 2004 to 31 May 2011
	50,000	50,000	£2.26	20 December 2004 to 19 December 2011
	90,000	90,000	£1.50	21 November 2005 to 20 November 2012
	75,000	75,000	£0.70	27 May 2007 to 26 May 2014
	100,000	100,000	£0.70	14 January 2008 to 13 January 2015
	500,000	500,000	£0.40	16 January 2009 to 15 January 2016
	300,000	300,000	£0.515	23 November 2009 to 22 November 2016
OAG Baring	–	10,000	U.S.$3.00	23 November 2002 to 22 November 2009
	—	50,000	£0.70	14 January 2008 to 13 January 2015
	—	100,000	£0.40	16 January 2009 to 15 January 2016
	—	100,000	£0.515	23 November 2009 to

Share options held	31 Dec 2008	31 Dec 2007	Option Price	Exercise period
				22 November 2016
	—	25,000	£1.095	29 November 2010 to 28 November 2017
GZ Steffens	—	50,000	£0.70	14 January 2008 to 13 January 2015
	—	100,000	£0.40	16 January 2009 to 15 January 2016
	—	100,000	£0.515	23 November 2009 to 22 November 2016
	—	20,000	£1.095	29 November 2010 to 28 November 2017
PJ Ledger	—	100,000	£0.40	16 January 2009 to 15 January 2016
	—	100,000	£0.515	23 November 2009 to 22 November 2016
	—	20,000	£1.095	29 November 2010 to 28 November 2017
SS Li	—	100,000	£0.515	23 November 2009 to 22 November 2016
	—	20,000	£1.095	29 November 2010 to 28 November 2017

In line with the Combined Code, and with the Blue Ridge Mine close to production, share options for non-executive directors were surrendered in September 2008 with the net consideration satisfied by an issue of ordinary shares.

Major shareholdings

	% shares held at 26 March 2009
Gold Mountains (H.K.) International Mining Company Limited	20.01
SIS SegaIntersettle AG	12.43
Black Rock	11.33
Skagen Kon Tiki	8.01

Political and charitable contributions

The Group made U.S.$5,985 of charitable donations in the year (2007: U.S.$ nil) and no political donations (2007: U.S.$ nil).

Auditors

In accordance with section 384 of the Companies Act 1985, a resolution for the re-appointment of PKF (UK) LLP as auditors of the Company is to be proposed at the forthcoming annual general meeting.

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have, as required by the AIM Rules of the London Stock Exchange, prepared the Group financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and have also elected to prepare the company financial statements in accordance with those standards. The financial statements are required to give a true and fair view of the state of affairs of the Company and the group and of the profit or loss of the Group for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements and other information included in annual reports may differ from legislation in other jurisdictions.

Disclosure of audit information

In the case of each person who is a director at the date of signing, there is no information, so far as each director is aware, that is needed by the Company's auditors, in connection with preparing their report, of which the auditors are unaware. Furthermore, each director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant such information and to establish that the Company's auditors are aware of that information.

By order of the Board

CDT Fitch
Company Secretary
Brettenham House
5 Lancaster Place
London, WC2E 7EN

25 March 2009

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RIDGE MINING PLC

We have audited the group and parent company financial statements (the **financial statements**) of Ridge Mining plc for the year ended 31 December 2008 which comprise the consolidated income statement and the consolidated and company balance sheets, cash flow statements and statements of changes in equity and the related notes. The financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting Standards (**IFRSs**) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2008;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

Emphasis of matter – going concern

In forming our opinion on the group financial statements, which is not qualified, we have considered the adequacy of the disclosures made in note l(b) to the financial statements concerning the group's ability to continue as a going concern. Although the development of the Blue Ridge project is complete and the project is commencing production of saleable concentrate, the directors have identified that a further working capital injection is required in the short-term and are taking steps to address this situation. If the directors are unable to secure the additional financing required, this may have an impact on the recoverability of the carrying value of the non-current assets in both the group and company. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the group was unable to continue as a going concern.

PKF (UK) LLP
Registered Auditors

London, UK
25 March 2009

Consolidated Income Statement
for the year ended 31 December 2008

	Note	2008	2007
		U.S.$000	
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Gain from derivative financial asset	17	34,583	—
Other operating income		1,606	1,341
Administrative expenses		(9,201)	(8,071)
Exploration costs written-off		(928)	—
Profit on disposal of non-current assets	8	24	6,617
Profit on disposal of subsidiary		—	9,320
Profit on disposal of associate		—	4,872
Operating profit		26,084	14,079
Finance income – net	9	1,031	3,663
Profit before tax		27,115	17,742
Taxation on overseas operations	10	(10,467)	(4,327)
Profit for the period		16,648	13,415

	Note	2008	2007
		US cents	
Basic earnings per ordinary share	7	18.3	15.6
Diluted earnings per ordinary share	7	16.7	14.1

Consolidated Balance Sheet
at 31 December 2008

	Note	2008	2007
		U.S.$000	
Assets			
Property, plant and equipment	11	86,986	60,482
Intangible assets	12	11,081	11,877
Other receivables and prepayments	16	5,482	90
Total non-current assets		103,549	72,449
Inventories		1,463	—
Other receivables and prepayments	16	13,873	35,291
Derivative financial asset	17	34,583	—
Cash and cash equivalents	18	11,423	29,334
Total current assets		61,342	64,625
Assets in disposal group held for sale	3	842	1,344
Total assets	2	165,733	138,418
Equity			
Issued share capital	19	4,623	4,556
Share premium		126,765	126,616
Other reserves		13,600	40,678
Retained losses		(36,389)	(53,554)
Total equity		108,599	118,296
Liabilities			
Trade and other payables	20	396	—
Interest-bearing loans and borrowings	21	1,758	483
Deferred taxation	15	9,683	—
Total non-current liabilities		11,837	483
Trade and other payables	20	12,934	15,181
Interest-bearing loans and borrowings	21	31,624	6
Current taxation	10	739	4,452
Total current liabilities		45,297	19,639
Total liabilities		57,134	20,122
Total equity and liabilities		165,733	138,418

The financial statements were approved and authorised for issue by the Board and were signed on its behalf on 25 March 2009.

DAR McAlister
Director

Consolidated Statement of Changes in Equity

	Note	Share capital	Share premium	Share reserve	Share option reserve	Warrants reserve	Merger reserve	FX translation reserve	Retained Loss	Total equity
						U.S.$000				
Balance at 1 January 2007		3,956	98,782		1,862	1,899	29,197	273	(64,813)	71,156
Foreign exchange adjustments		—	—	—	—	—	—	1,725	—	1,725
Profit for the year		—	—	—	—	—	—	—	13,415	13,415
Total recognised profit for the year							—	1,725	13,415	15,140
New share capital subscribed		600	27,834	—	—	—	—	—	—	28,434
New warrants issued		—	—	—	—	5,013	—	—	—	5,013
Warrants expired		—	—	—	—	(570)	—	—	(2,156)	(2,726)
Employee benefits scheme:										
– value of services provided		—	—	—	1,279	—	—	—	—	1,279
Balance at 31 December 2007		4,556	126,616	—	3,141	6,342	29,197	1,998	(53,554)	118,296
Foreign exchange adjustments		—	—	—	—	—	-	(28,039)	—	(28,039)
Profit for the year		—	—	—	—	—	—	—	16,648	16,648
Total recognised profit for the year		—	—	—	—	—	—	(28,039)	16,648	(11,391)
Employee benefits scheme:										
– new share capital subscribed		67	149	73	—	—	—	—	—	289
– value of services provided		—	—	45	843	—	—	—	517	1,405
Balance at 31 December 2008	19	4,623	126,765	118	3,984	6,342	29,197	(26,041)	(36,389)	108,599

Consolidated Cash Flow Statement for the year ended 31 December 2008

	Note	2008	2007
		U.S.$000	
Cash flows from operating activities			
Operating profit		26,084	14,079
Depreciation		97	95
Share based payment expense	22	1,565	1,279
Remuneration expense on issuing new share capital		42	—
Decrease in other receivables and prepayments		(28,195)	(1,662)
(Decrease) / increase in trade and other payables		(326)	2,515
Increase in inventories		(1,463)	—
Profit on disposal of associate		—	(4,872)
Profit on disposal of subsidiary		—	(9,320)
Profit on disposal of non-current assets	8	(24)	(6,617)
Property, plant & equipment written off		928	—
Cash used in operations		(1,292)	(4,503)
Interest paid		(53)	(69)
Taxation paid		(3,240)	—
Net cash outflow from operating activities		(4,585)	(4,572)
Cash flows from investing activities			
Proceeds from sale of property, plant & equipment		24	7
Proceeds from sale of intangibles		—	2,092
Proceeds from sale of an interest in a jointly controlled entity		—	3,795
Proceeds from disposal of subsidiary		—	9,761
Interest received		1,084	3,732
Acquisition of jointly controlled entity, net of cash acquired		(750)	—
Acquisition of property, plant and equipment		(49,214)	(46,481)
Acquisition of intangible assets		(673)	(1,316)
Investments in joint ventures net of retained interest		2,835	(9,942)
Net cash outflow from investing activities		(46,694)	(38,352)
Cash flows from financing activities			
Proceeds from the issue of ordinary share capital		155	29,975
Payment of issue costs		—	(1,541)
Proceeds from the issue of share warrants		—	5,013
Cancellation of warrants		—	(2,726)
Proceeds from borrowings		30,272	—
Repayment of borrowings		(355)	(7)
Share of equity contribution by joint venture partner		6,353	23,706
Net cash inflow from financing activities		36,425	54,420
Net (decrease)/increase in cash and cash equivalents		(14,854)	11,496
Cash and cash equivalents at beginning of year		29,334	17,701
Exchange differences on cash and cash equivalents		(3,057)	137
Cash and cash equivalents at end of year		11,423	29,334

Notes to the Consolidated Financial Statements

1 Accounting policies

The Company is a public limited company incorporated and domiciled in England and is listed on the AIM market of the London Stock Exchange.

(a) ***Statement of compliance***

The consolidated financial statements have been prepared in accordance with IFRSs and their interpretations adopted by the International Accounting Standards Board (IASB), as adopted by the European Union. They have also been prepared in accordance with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(b) ***Basis of preparation of financial statements***

The financial statements have been prepared on the going concern basis. Development of the Blue Ridge project is complete and is commencing production of saleable concentrate. The project requires further working capital of approximately ZAR400 million and the directors are close to agreeing terms for the provision of that interim funding. The feasibility study on the Sheba's Ridge project is complete but further work on the optimisation of the project has been deferred for the time being. The Company is in advanced discussions with Aquarius regarding a merger. If the proposed merger with Aquarius was not to go ahead the Company would require new funding which the directors believe will be achievable, given the quality of the Group's assets. Whilst the directors are confident that appropriate funding will be available, these conditions may give rise to a situation where the going concern basis is not appropriate.

(c) ***Basis of consolidation***

(i) *Subsidiaries*

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is recognised where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of the acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the cost of the acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognised immediately in the income statement.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into line with those used by the Group.

(ii) *Associates*

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of that entity. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting.

(iii) *Joint ventures*

A joint venture is an undertaking over which the Group is in a position to exercise joint control. The results, assets and liabilities of joint ventures are incorporated in these financial statements using the proportionate consolidation method of accounting.

(iv) *Proportionate consolidation method*

Under the proportionate consolidation method of accounting, investments in joint ventures are eliminated against the proportionate share of equity of the jointly controlled entity. Income, expense, assets and liabilities are recognised on a line-by line basis in the consolidated financial statements in direct proportion to the equity held in the joint venture.

(v) *Equity method*

Under the equity method of accounting, investments in associates are carried in the balance sheet at cost as adjusted by post acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised except to the extent that the Group has an obligation to meet such losses.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill within the carrying value of the investment. If the cost of the acquisition is less than the Group's share of the fair value of net assets of the associate acquired, the difference is recognised directly in the income statement.

(vi) *Transactions eliminated on consolidation*

Intra-group balances and any income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements, and where these relate to joint ventures, the elimination is on a partial basis reflecting the equity held.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) ***Foreign currency***

The Company's functional and presentation currency is US dollars and is the currency of the primary economic environment in which the Group operates. The US dollar/Sterling exchange rate at 31 December 2008 was $1.4479/£1 (31 December 2007: $1.9973/£1). The Rand/US Dollar exchange rate at 31 December 2008 was ZAR9.4649/U.S.$1 (31 December 2007: ZAR6.869/U.S.$1).

On consolidation, the assets and liabilities of the Group's overseas operations that do not have a US dollar functional currency are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rate for the year. Exchange differences arising are classified as equity and transferred to the Group's translation reserve. On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders' equity. Such translation differences are recognised in the income statement in the period in which the operation is disposed of.

(e) ***Derivative financial instruments***

The Group's derivative financial assets do not qualify for hedge accounting and are recognised at fair value on the Group's balance sheet. Movements in the fair value of the derivative financial assets are reported in the income statement in the period in which they arise.

(f) ***Property, plant and equipment***

(i) *Owned assets*

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy j below). Property, plant and equipment comprises the following categories: Mine Development, Fixed Plant, Mobile Plant and Other Assets.

(ii) *Mine Development*

Following a positive development decision, costs previously categorised as deferred exploration and evaluation costs are transferred into property, plant and equipment and classified as Mine Development. Mine Development also includes surface rights, mining rights and ongoing mine development costs.

(iii) *Subsequent costs*

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised as an expense in the income statement as incurred.

(iv) *Depreciation*

Mine Development costs will be amortised over the estimated life of the ore reserves on a unit of production basis from the date of commencement of commercial production.

Depreciation on all other plant and equipment will be charged to the income statement on a straight-line basis over the estimated useful lives of each asset as follows:

(a) Fixed Plant – estimated life of mine unless the specific component has a shorter expected life.

(b) Mobile Plant – estimated useful life of five years.

(c) Other Assets – estimated useful life of 3-5 years.

The directors have estimated that depreciation of freehold property would not be material.

The residual value is assessed annually. Gains and losses on disposal are determined by comparing proceeds with carrying amount and are included in the income statement.

(g) ***Intangible assets***

Deferred exploration and evaluation costs

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are written-off as incurred. Exploration and evaluation costs arising following the acquisition of an exploration licence are capitalised on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. Costs incurred include appropriate technical and administrative overheads. Deferred exploration costs are carried at historical cost less any impairment losses recognised.

If exploration expenditure is successful, in that it leads to a development decision, the related expenditure is transferred to mine development within property, plant and equipment. The recoverability of deferred exploration and evaluation costs is dependent upon the discovery of economically recoverable ore reserves, the ability of the Group to obtain the necessary financing to complete the development of ore reserves and future profitable production or proceeds from the disposal thereof.

(h) ***Trade and other receivables***

Trade and other receivables are not interest bearing and are stated at amortised cost, except those repayable on demand, which are stated at cost.

(i) ***Cash and cash equivalents***

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(j) ***Impairment***

Whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable an asset is reviewed for impairment. An asset's carrying value is written down to its estimated recoverable amount (being the higher of the fair value less costs to sell and value in use) if that is less than the asset's carrying amount.

Impairment reviews for deferred exploration and evaluation costs are carried out on a project by project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise but typically when one of the following circumstances apply:

(i) unexpected geological occurrences that render the resource uneconomic

(ii) title to the asset is compromised

(iii) variations in metal prices that render the project uneconomic

(iv) variations in the currency of operation

(k) ***Share capital***

The Company's ordinary shares and the Company's irredeemable zero dividend shares are classified as equity.

(l) ***Borrowings***

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of the borrowings using the effective interest rate method.

(m) ***Employee benefits***

(i) *Defined contribution plans*

The Group has established a defined contribution Group Personal Pension Plan which all UK resident employees are eligible to join. Obligations for contributions are recognised as an expense in the income statement as incurred.

(ii) *Share based payment transactions*

Certain Group employees are rewarded with share based instruments. Their fair value at the date of grant is estimated and this is expensed on a straight line basis over the estimated vesting period, after making adjustment for the estimate of instruments that will not vest due to non-market based performance conditions. Fair value is estimated using a binomial valuation model. The estimated life of the instrument used in the model is adjusted for management's best estimate of the effects of non-transferability, exercise restrictions and behavioural considerations.

(n) ***Provisions***

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

(o) ***Trade and other payables***

Trade and other payables are not interest bearing and are stated at cost.

(p) ***Revenue***

During the exploration and development phase, any revenue generated from incidental sales is treated as a contribution towards previously incurred costs and offset accordingly.

(q) ***Other operating income***

The Group's proportionate share of management fees charged to jointly controlled entities is treated as other operating income, and is recognised when it becomes contractually due.

(r) ***Expenses***

(i) *Operating lease payments*

Payments made under operating leases are recognised on a straight-line basis over the term of the lease.

(ii) *Net financing costs*

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method and interest receivable on funds invested. Interest income is recognised in the income statement as it accrues, using the effective interest method.

(s) ***Taxation***

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments in respect of prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and the differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) ***Segment reporting***

A segment is a component of the Group distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(u) ***Assets held for sale***

Assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale which should be expected to be complete within one year from the date of reclassification. Assets classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell.

(v) ***Business combinations***

During 2008 the Group combined the business, assets and liabilities of Ridge Mining (UK) Limited with Ridge Mining plc. Ridge Mining (UK) Limited is a 100 per cent. owned subsidiary of Ridge Mining plc. As a result, the combination is considered to be outside the scope of IFRS. In performing the business combination, the principles of merger accounting, as described in FRS 6 (Acquisitions and mergers) have been applied. The effect of this was that all assets and liabilities of Ridge Mining (UK) Limited have been merged into Ridge Mining plc at book value on the date of transfer.

(w) ***Adoption of International Financial Reporting Standards***

The financial statements are prepared in accordance with International Reporting Standards and Interpretations in force at the reporting date. The Group has not adopted any standards or interpretations in advance of the required implementation dates. It is not expected that adoption of standards or interpretations which have been issued by the International Accounting Standards Board, but have not been adopted will have a material impact on the financial statements.

The financial statements are prepared in accordance with International Financial Reporting Standards and Interpretations in force at the reporting date. The Group has not adopted any standards or interpretations in advance of the required implementation dates. It is not expected that adoption of standards or interpretations which have been issued by the International Accounting Standards Board, but have not been adopted, will have a material impact on the financial statements. Of these standards, IFRS 8 "Operating segments" and IAS 1 "Presentation of financial statements" would impact only on the presentation of the financial statements. IAS 27 "Consolidated and separate financial statements" and IFRS 3 "Business combinations" would only have an impact on future business combinations.

2 Segment reporting

Business segments

The Group's only business segment is the exploration for, and development of, platinum group metals (**PGMs**) and associated metals.

Geographical segments

The Group also reports by geographical segment based on the geographical location of activity. In presenting information by geographical segment, assets and the cost of acquiring them are based on the geographical location of the assets. Capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

There was no Group turnover in the period (31 December 2007: U.S.$ nil).

	2008	2007
	U.S.$000	
Total assets		
UK	5,875	15,302
South Africa	159,858	123,116
Total	165,733	138,418
Capital expenditure on property, plant and equipment		
UK	8	8
South Africa	56,560	57,498
Total	56,568	57,506
Capital expenditure on intangibles		
South Africa	2,044	1,628
Total	2,044	1,628

3 Non-current assets classified as held for sale

In November 2006, the Group's non-core projects were reclassified as held for sale following the exercise of an option by Bushveld Platinum PLC to acquire the Rooikraal, Red Bush Ridge and Fonte Verde projects. Definitive sales agreements were signed in 2007 and applications to the Minister of Minerals and Energy to approve the transfer of mineral rights were made during 2008. Approval remains pending. Due to the current market for funding exploration projects, Bushveld and the Company have agreed to the deferral and amendment of the final payments due on completion which will now be in December 2009.

	2008	2007
	U.S.$000	
Assets classified as held for sale		
Intangible assets	842	1,344
Total	842	1,344

4 Profit on operations before tax

	2008	2007
	U.S.$000	
Profit on before tax is stated after charging		
Auditor's remuneration:		
Fees payable to the Company's auditor for the audit of the Company's annual accounts	63	78
Fees payable to the Company's associates for other services	3	8
Taxation services	35	54
Other services	32	24
Depreciation	97	95
Exploration costs written off	928	1
Exchange loss on monetary assets	107	—
and after crediting		
Exchange gain on monetary assets	—	344

In addition to depreciation shown above, U.S.$1,863,000 of depreciation (2007: U.S.$560,000) was capitalised as part of property, plant and equipment.

5 Staff numbers and costs

The average number of persons employed by the Group (including directors and other key management personnel) during the year was as follows:

	Number of employees	
	2008	2007
Finance and administration	20	18
Technical	36	41
Mine operatives	38	—

	Number of employees	
Total	94	59

The aggregate employment costs were as follows:

	2008	2007
	U.S.$000	
Wages and salaries	5,060	5,538
Social security costs	1,079	878
Contributions to defined contribution plans	372	257
Share based payments	1,565	1,279
Total	8,076	7,952

Included in the aggregate employment costs are amounts of U.S.$1,391,000 (2007: U.S.$1,246,000) that were capitalised against ongoing projects.

6 Remuneration of key management personnel

Remuneration of key management personnel is detailed below and included in "Staff numbers and costs" (note 5).

	Basic annual salary	Bonus	Other benefits	Total emoluments	Pensions	Total remuneration
			U.S.$000			
2008						
Directors						
TA Wilkinson	673	472	5	1,150	—	1,150
FPH Johnstone	331	174	3	508	33	541
DAR McAlister	308	162	4	474	31	505
OAG Baring	77	—	—	77	—	77
GZ Steffens	67	—	—	67	—	67
PJ Ledger	58	—	—	58	—	58
SS Li	58	—	—	58	—	58
	1,572	808	12	2,392	64	2,456
Other key management	790	502	40	1,332	80	1,412
Total	2,362	1,310	52	3,724	144	3,868
2007						
Directors						
TA Wilkinson	680	726	4	1,410	—	1,410
FPH Johnstone	334	238	3	575	34	609
DAR McAlister	311	222	3	536	31	567
OAG Baring	80	—	—	80	—	80
GZ Steffens	70	—	—	70	—	70
PJ Ledger	60	—	—	60	—	60
SS Li	60	—	—	60	—	60

	Basic annual salary	Bonus	Other benefits	Total emoluments	Pensions	Total remuneration
	1,595	1,186	10	2,791	65	2,856
Other key management	649	357	39	1,045	63	1,108
Total	2,244	1,543	49	3,836	128	3,964

DAR McAlister and FPH Johnstone accrued benefits under a money purchase pension plan. Other benefits include medical insurance and travel costs incurred on behalf of directors and executive officers.

An amount of U.S.$1,412,000 has been charged to the income statement for the year (2007: U.S.$944,000) in respect of share based payments for directors and other key management personnel.

7 Earnings per share

The calculation of basic earnings per ordinary share for the year to 31 December 2008 is based on a profit of U.S.$16,648,000 (year to 31 December 2007: U.S.$13,415,000) and a weighted average number of ordinary shares outstanding during the period (**Basic shares**) of 91,110,525 (86,125,105 for the year to 31 December 2007).

The profits used to calculate the diluted earnings per ordinary share are the same as for calculating the basic earnings per ordinary share above. The diluted weighted average number of ordinary shares (**Diluted shares**) used in the calculation is 99,917,439 (95,116,489 for the year to 31 December 2007).

At 31 December 2008, there were 6,838,640 (2007:7,563,640) share options and 32,000,000 (2007: 32,000,000) warrants in issue which may have a dilutive effect on the basic earnings or loss per share in the future.

The diluted weighted average number of ordinary shares used is reconciled as follows:

	2008	2007
	No. of shares	
Basic shares	91,110,525	86,125,105
Effect of share options	2,142,726	2,419,404
Effect of warrants	6,664,188	6,571,980
Diluted shares	99,917,439	95,116,489

8 Profit on disposal of non-current assets

	2008	2007
	U.S.$000	
Profit on disposal of property, plant and equipment	24	—
Realised profit on part-disposal of Sheba's Ridge	—	1,914
Realised profit on part-disposal of Blue Ridge	—	2,748
Profit on disposal of Tjarte project	—	1,955
Profit on disposal of non-current assets	24	6,617

9 Net financing income

	2008	2007
	U.S.$000	
Interest income	1,084	3,732
Interest expense	(53)	(69)
Net financing income	1,031	3,663

10 Income tax expense

Analysis of the major components of tax expense

	2008	2007
	U.S.$000	
Current tax – overseas	60	4,327
Prior period charge – overseas	724	—
Deferred tax	9,683	—
Tax expense	10,467	4,327

Factors affecting the tax charge for the current period

The tax charge for the period is higher than the charge resulting from the profit before tax at the standard rate of corporation tax in the UK - 28 per cent. (2007: 30 per cent.). The differences are explained below.

	2008	2007
	U.S.$000	
Tax reconciliation		
Profit before tax	27,115	17,742
Tax at 28% (2007: 30%)	7,592	5,323
Effects (at 28%) of		
Adjustment for tax in respect of prior periods	724	—
Deferred tax asset not recognised	68	1,915
Expenses not deductible for tax purposes	1,454	954
Differences between capital allowances and depreciation	12	(12)
Income not taxable	(35)	(3,030)
Difference in overseas tax rates	(50)	(195)
Tax losses arising (utilised)	702	(628)

	2008	2007
Taxation on overseas operations	10,467	4,327

Factors that may affect future tax charges

The Group has tax losses of U.S.$53.8 million carried forward which may be deductible from future taxable profits.

Current taxation

	2008	2007
	U.S.$000	
Overseas taxation	739	4,452
Total	739	4,452

11 Property, plant and equipment

	Mine Development	Fixed Plant	Mobile Plant	Other Assets	Property	Motor Vehicles	Fixtures & equip	Total
				U.S.$000				
Cost								
Balance at 1 January 2007	30,711	—	—	—	442	263	811	32,227
Additions	51,806	—	—	—	—	255	5,445	57,506
Share of assets transferred to joint venture (net of retained interests)	(26,562)	—	—	—	—	(9)	(1,086)	(27,657)
Disposals		—	—	—	—	(11)	(5)	(16)
Exchange adjustments	(370)	—	—	—	17	12	140	(201)
Re-classification of property, plant and equipment	(20,192)	20,192	4,866	1,408	(459)	(510)	(5,305)	—
Balance at 31 December 2007	35,393	20,192	4,866	1,408	—	—		61,859
Balance at 1 January 2008	35,393	20,192	4,866	1,408	—	—	—	61,859
Additions	41,093	9,830	5,536	108	—	—	—	56,567
Share of assets transferred to joint venture (net of retained interests)	464	—	—	—	—	—	—	464
Disposals	—	—	(2,531)	(3)	—	—	—	(2,534)
Exchange adjustments	(16,874)	(7,393)	(1,824)	(265)	—	—	—	(26,356)
Balance at 31 December 2008	60,076	22,629	6,047	1,248	—	—	—	90,000
Depreciation and impairment losses								
Balance at 1 January 2007	—	—	—	—	—	(246)	(454)	(700)
Depreciation charge for the year	—	—	—	—	—	(18)	(637)	(655)
Share of assets transferred to joint venture (net of retained interests) ..)	—	—	—	—	—	1	4	5
Disposals	—	—	—	—	—	1	5	6
Exchange adjustments	—	—	—	—	—	(5)	(28)	(33)
Re-classification of property, plan and equipment	—	—	(807)	(570)	—	267	1,110	—
Balance at 31 December 2007	—	—	(807)	(570)	—	—	—	(1,377)
Balance at 1 January 2008	—	—	(807)	(570)	—	—	—	(1,377)
Depreciation charge for the year	—	—	(1,836)	(124)		—	—	(1,960)
Share of assets transferred to joint	—	—	—	—	—	—	—	—

	Mine Development	Fixed Plant	Mobile Plant	Other Assets	Property	Motor Vehicles	Fixtures & equip	Total
venture (net of retained interests) ...								
Provision for impairment	(928)	—	—	—	—	—	—	(928)
Disposals	—		812	1	—	—	—	813
Exchange adjustments	—	—	354	84	—		—	438
Balance at 31 December 2008	(928)	—	(1,477)	(609)	—	—	—	(3,014)
Carrying amounts								
At 1 January 2007	30,711	—	—	—	442	17	357	31,527
At 31 December 2007	35,393	20,192	4,059	838	—	—	—	60,482
At 1 January 2008	35,393	20,192	4,059	838	—	—	—	60,482
At 31 December 2008	59,148	22,629	4,570	639	—	—	—	86,986

The Group leases various vehicles, plant and machinery under a non-cancellable finance lease agreement. Mobile Plant includes the following amounts where the Group is the lessee and where ownership of the assets lie within the Group. The lease terms expire in June 2012.

	2008	2007
	U.S.$000	
Cost of capitalised finance lease	1,760	—
Accumulated depreciation	(130)	—
Carrying amount	1,630	—

12 Intangible assets

	Goodwill	Deferred exploration	Total
		U.S.$000	
Cost			
Balance at 1 January 2007	—	18,634	18,634
Additions	—	1,628	1,628
Disposals	—	(4,016)	(4,016)
Exchange adjustments	—	459	459
Balance at 31 December 2007	—	16,705	16,705
Balance at 1 January 2008	—	16,705	16,705
Additions	24	2,044	2,068
Share of assets transferred from joint venture (net of retained interests)	—	—	—
Exchange adjustments	—	(2,864)	(2,864)
Balance at 31 December 2008	24	15,885	15,909
Amortisation and impairment losses			

	Goodwill	Deferred exploration	Total
		U.S.$000	
Balance at 1 January and 31 December 2007	—	(4,828)	(4,828)
Balance at 1 January and 31 December 2008	—	(4,828)	(4,828)
Carrying amounts			
At 1 January 2007	—	13,806	13,806
At 31 December 2007	—	11,877	11,877
At 1 January 2008	—	11,877	11,877
At 31 December 2008	24	11,057	11,081

Goodwill arose on acquiring the remaining 12.5 per cent. of Woodbush Minerals (Pty) Ltd.

13 Interest in joint ventures

The Group has the following jointly controlled interest in joint ventures:

	Country	Ridge Mining plc's effective interest 2008	2007
		%	
Blue Ridge Platinum (Pty) Limited	South Africa	50	50
Sheba's Ridge Platinum (Pty) Limited	South Africa	39	39
Southern Era Mining & Exploration South Africa (Pty) Limited	South Africa	50	—

In the year, Blue Ridge Platinum (Pty) Limited completed the acquisition of SouthernEra Mining and Exploration South Africa (Pty) Limited (**Semex**) from a subsidiary of Lonmin Plc. The Group's effective interest in Semex is 50 per cent. on account of holding a 50 per cent. interest in Blue Ridge Platinum (Pty) Limited. Semex holds a number of prospecting rights over the grounds adjacent to Blue Ridge, known as the "Millenium Project".

The following results, assets and liabilities of joint ventures are incorporated in these financial statements using the proportional consolidation method of accounting. They are stated before (i) the elimination of unrealised gains arising on the transfer of the assets from the Group to Blue Ridge Platinum (Pty) Limited and Sheba's Ridge Platinum (Pty) Limited respectively, (ii) before any elimination of management fee and interest charged to the respective joint venture (iii) before any elimination of JV debtors and creditors with the Group and (iv) before the elimination of Blue Ridge Platinum (Pty) Limited's investment in Semex.

Income Statement

	Blue Ridge JV		Sheba's Ridge JV		Semex JV	
	2008	2007	2008	2007	2008	2007
	U.S.$'000 *50%*		*U.S.$'000* *39%*		*U.S.$'000* *50%*	
Revenue	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—
Gross profit	—	—	—	—	—	—
Administrative expenses	(115)	—	—	—	(1)	—
Gain on derivative financial asset	34,583	—	—	—	—	—
Operating profit/(loss)	34,468	—	—	—	(1)	—
Finance expense – net	(47)	—	—	—	—	—
Profit/(loss) before tax	34,421	—	—	—	(1)	—
Taxation on overseas operations	(9,848)	—	—	—	—	—
Profit/(loss) for the period	24,573	—	—	—	(1)	—

Balance Sheet

	Blue Ridge JV		Sheba's Ridge JV		Semex JV	
	2008	2007	2008	2007	2008	2007
	U.S.$'000 *50%*	*U.S.$'000* *50%*	*U.S.$'000* *39%*	*U.S.$'000* *39%*	*U.S.$'000* *50%*	*U.S.$'000* *50%*
Assets						
Property, plant and equipment	91,853	66,980	2	4	—	—
Investments in subsidiaries	1,194	—	—	—	—	—
Intangible assets	—	—	17,319	22,568	130	—
Total non-current assets	93,047	66,980	17,321	22,572	130	—
Inventories	1,463	—	—	—	—	—
Other receivables and prepayments	1,219	2,910	28	149	—	—
Derivative financial asset	34,583	—	—	—	—	—
Cash and cash equivalents	4,896	1,949	—	735	—	—
Total current assets	42,161	4,859	28	884	—	—
Total assets	135,208	71,839	17,349	23,456	130	—
Equity						
Issued share capital and share premium	53,883	49,498	9,509	13,102	—	—
Retained profits/(losses)	24,623	—	—	—	(567)	—
Total equity	78,506	49,498	9,509	13,102	(567)	—
Liabilities						
Trade and other payables	396	—	—	—	—	—
Interest-bearing loans and borrowings	27,246	—	—	—	—	—

	Blue Ridge JV		Sheba's Ridge JV		Semex JV	
	2008	2007	2008	2007	2008	2007
	U.S.$'000 *50%*	*U.S.$'000* *50%*	*U.S.$'000* *39%*	*U.S.$'000* *39%*	*U.S.$'000* *50%*	*U.S.$'000* *50%*
Deferred taxation	9,683	—	—	—	—	—
Total non-current liabilities	37,325	—	—	—	—	—
Trade and other payables	8,139	9,777	16	365	—	—
Interest-bearing loans and borrowings	11,098	12,564	7,824	9,989	697	—
Current taxation	140	—	—	—	—	—
Total current liabilities	19,377	22,341	7,840	10,354	697	—
Total liabilities	56,702	22,341	7,840	10,354	697	—
Total equity and liabilities	135,208	71,839	17,349	23,456	130	—

14 Subsidiary undertakings

	Country of Incorporation and operation	Principal activity	Ridge Mining plc's interest 2008 %	Ridge Mining plc's interest 2007 %
Ridge Mining (UK) Limited	UK	Dormant	100	100
Ridge Mining (Bermuda) Limited	Bermuda	Holding	100	100
Ridge Mining (Pty) Limited	South Africa	Holding	100	100
Ridge Mining Services (Pty) Limited	South Africa	Management	100	100
Ridge Gold Mines Limited	UK	Dormant	100	100
Braggite Resources (Pty) Limited	South Africa	Exploration	100	100
Premetals Limited	South Africa	Exploration	100	100
Woodbush Minerals (Pty) Limited	South Africa	Exploration	100	100
Hariv Investments (Pty) Limited	South Africa	Exploration	100	100
Fonte Verde Mining (Pty) Limited	South Africa	Exploration	100	100
Argent Lead and Zinc Company Limited	South Africa	Exploration	100	100
Grootpan Coal Limited	South Africa	Exploration	100	100

15 Deferred taxation

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following potential amounts which have been calculated based on a future tax rate of 28 per cent.

	2008	2007
	U.S.$'000	
Deductible temporary differences	351	60
Tax losses	15,058	8,755
Total	15,409	8,815

The tax losses and deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not yet regarded as sufficiently probable that future taxable profit will be available in the foreseeable future against which the Group can utilise the benefits therefrom.

Recognised deferred tax liabilities

A deferred tax liability is recognised in respect of the Groups' share of the hedge book held in Blue Ridge Platinum (Pty) Limited and based on a future tax rate of 28 per cent.

	2008	2007
	U.S.$'000	
Deductible temporary differences	9,683	—
Total	9,683	—

16 Other receivables and prepayments

	2008	2007
	U.S.$'000	
Non-current		
Amounts due from joint ventures	5,482	—
Other debtors	—	90
Total	5,482	90
Current		
Amounts due from associates	—	5,012
Amounts due from joint ventures	12,410	27,624
Other debtors	1,366	2,587
Prepayments	97	68
Total	13,873	35,291

17 Derivative financial asset

	2008	2007
	U.S.$'000	
Fair value of hedge instruments	34,583	—
Total	34,583	—

During May 2008, Blue Ridge entered into hedging contracts for a portion of forecast production for the four years commencing June 2009. The fair value of the hedge contracts as at 31 December 2008 was determined as follows:

- For Platinum and Palladium, a third party valuation was used. This was based on the present value of forward prices of the metals and currencies concerned.
- For Rhodium, there is no reliable forward market and so the Group has based the fair value of the Rhodium hedge on the value actually realised in February 2009.

As the Group is not permitted to adopt hedge accounting under IAS 39, the fair valuation has been booked as a gain on a derivative financial asset in the year. The hedge book was fully unwound in February 2009 realising an actual overall profit of ZAR541 million (U.S.$53.4 million) (Group share U.S.$26.7 million).

18 Cash and cash equivalents

	2008	2007
	U.S.$'000	
Bank balances	11,423	14,652
Call deposits	—	14,682
Cash and Cash equivalents in the Statement of Cash flows	11,423	29,334

Cash balances at 31 December 2008 include deposits of R9,105,000 (U.S.$962,000) held as collateral against environmental guarantees on Blue Ridge, a deposit of R25,000,000 (U.S.$2,641,000) representing the Group's share of a bank guarantee in favour of Murray & Roberts Cementation, and a further R202,000 (U.S.$21,000) held as restricted funds.

19 Capital and reserves

	2008		2007	
	No. of shares	*U.S.$'000*	*No. of shares*	*U.S.$'000*
Authorised				
Ordinary shares of U.S.$0.05 each	150,000,000	7,500	150,000,000	7,500
Zero dividend, non- voting shares of £1.00 each	50,000	80	50,000	80
	150,050,000	7,580	150,050,000	7,580

	2008		2007	
	No. of shares	*U.S.$'000*	*No. of shares*	*U.S.$'000*
Allotted, called up and fully paid				
Ordinary shares of U.S.$0.05 each	92,065,533	4,603	90,727,845	4,536
Allotted, called up and paid 25%				
Zero dividend, non-voting shares of £1.00 each..	50,000	20	50,000	20
Total called up share capital.....................	92,115,533	4,623	90,777,845	4,556

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The zero dividend shares have the same rights to repayment on a return of capital or winding up as ordinary shares.

Shares Issued

During the year 115,000 ordinary shares were issued for a cash consideration of U.S.$155,000, following the exercise of share options and 378,832 ordinary shares were issued in exchange for share options surrendered by the non-executive directors. Further awards of shares were made to the Ridge Mining Employee Benefit Trust (the **EBT**) with 618,241 ordinary shares awarded under the terms of the REACH Bonus Plan and 225,615 ordinary shares awarded as "matching shares" under the terms of the Deferred Bonus Plan.

Share reserve

The share reserve comprises the premium that arose on fair valuing the shares that were issued in the year to the EBT.

Share option reserve

The share option reserve includes an expense based on the fair value of share options issued since 7 November 2002. In the period to 31 December 2008, 425,000 share options were issued, 115,000 exercised, 140,000 lapsed and 895,000 surrendered.

Warrants reserve

The warrants reserve represents the amounts received in respect of warrants issued to Zijin (October 2006) and Imbani (July 2007).

Merger reserve

The merger reserve arose on a Group re-organisation in 1998. As permitted by IFRS 1 this re-organisation has not been re-stated under the terms of IFRS 3, and was accounted for in accordance with the merger accounting principles of UK GAAP.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that do not have a US Dollar functional currency. Exchange differences arising are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in the income statement in the period in which the operation is disposed of.

Dividends

The directors do not recommend the payment of a dividend.

Capital management

The Group's capital requirements are that it has sufficient funding to explore and develop its mineral deposits. Capital is raised by way of equity and debt depending on the risk profile of the project concerned. Capital requirements are reviewed by the Board regularly. The directors have identified that further working capital is required in the short-term on the Blue Ridge project, and are taking steps to address this situation.

20 Trade and other payables

	2008	2007
	U.S.$'000	
Non-current		
Other payables	396	—
Total	396	—
Current		
Trade payables	6,718	3,468
Other payables	1,687	2,531
Accrued expenses and deferred income	4,529	9,182
Total	12,934	15,181

21 Interest-bearing loans and borrowings

	2008	2007
	U.S.$'000	
Non-current		
Secured bank loan over freehold property	—	483
Finance lease to purchase plant & equipment on Blue Ridge Development.	1,758	—
Total	1,758	483
Current		
Secured bank loan over freehold property	—	6
Finance lease to purchase plant & equipment on Blue Ridge Development.	316	—
Bank loan to finance Blue Ridge Development - Senior Debt	23,532	—
Bank loan to finance Blue Ridge Development - Mezzanine Debt	7,007	—
Other loans	769	
Total	31,624	6

Collateralised bank loans to finance the Blue Ridge Development are secured by the shares in Blue Ridge Platinum (Pty) Ltd and the Blue Ridge Mine.

In February 2009, the Group repaid the majority of the project debt (see note 26 "subsequent events") by using funds realised from the unwinding of the hedge book on Blue Ridge.

The finance lease is secured against the plant and equipment acquired under the lease and is analysed in the table below.

	2008	2007
	U.S.$'000	
Gross finance lease liabilities – minimum lease payments		
Due within one year	632	—
Between one year and five years	2,107	—
	2,739	—
Future finance charges on finance leases	(665)	—
Total	2,074	—
Present value of finance lease liabilities		
Due within one year	316	—
Between one year and five years	1,758	—
Total	2,074	6

22 Employee benefits

Share based payments

The number and weighted average exercise prices of share options are as follows:

	2008		2007	
	Weighted average exercise price	**Number of options**	**Weighted average exercise price**	**Number of options**
	$		*$*	
Outstanding at the beginning of the period	1.34	7,563,640	1.30	7,791,640
Surrendered during the period	1.07	(895,000)	—	—
Lapsed during the period	1.47	(140,000)	1.45	(463,000)
Exercised during the period	1.29	(115,000)	—	—
Granted during the period	1.67	425,000	2.12	235,000
Outstanding at the end of the period	1.01	6,838,640	1.34	7,563,640
Exercisable at the end of the period	1.72	1,900,640	2.74	1,382,140

The options outstanding at 31 December 2008 have an exercise price in the range of £0.275 to £2.26 (2007: £0.40 to £2.26) and a weighted average contractual life of 6.85 years (2007: 7.69 years).

Share options held by directors are disclosed in the directors' report. The total share options held at the year end are listed in the table below.

Exercise period	Option price	Share options held at 31 December 2007	Share options held at 31 December 2008
30 March 2002 to 29 March 2009	U.S.$3.00	18,000	18,000
25 May 2002 to 24 May 2009	U.S.$3.00	4,000	4,000
23 November 2002 to 22 November 2009	U.S.$3.00	10,000	—
21 December 2002 to 20 December 2009	U.S.$3.00	20,000	20,000
29 March 2003 to 28 March 2010	U.S.$3.50	20,000	20,000
22 December 2003 to 21 December 2010	£1.14	20,000	20,000
1 June 2004 to 31 May 2011	£1.825	35,000	35,000
26 July 2004 to 25 July 2011	£2.225	287,640	287,640
20 December 2004 to 19 December 2011	£2.26	111,000	111,000
21 November 2005 to 20 November 2012	£1.50	219,500	219,500
1 September 2007 to 28 February 2008	£1.50	40,000	—
27 May 2007 to 26 May 2014	£0.70	557,000	557,000
1 September 2007 to 28 February 2008	£0.70	40,000	—
14 January 2008 to 13 January 2015	£0.70	773,500	608,500
16 January 2009 to 15 January 2016	£0.40	2,470,500	2,140,500
23 November 2009 to 22 November 2016	£0.515	2,702,500	2,222,500
22 November 2010 to 21 November 2017	£1.035	150,000	150,000
29 November 2010 to 28 November 2017	£1.095	85,000	—
20 June 2011 to 19 June 2018	£1.215	—	275,000
3 November 2011 to 2 November 2018	£0.275	—	150,000
Total		7,563,640	6,838,640

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. This estimate is based on a binomial model which is considered most appropriate considering the effects of the vesting conditions, expected exercise period and the dividend policy of the Company. The weighted average assumptions made in applying the binomial model to option grants made in the period are set out below.

Weighted average fair value of share options and input assumptions	2008 options granted	2007 options granted
Fair value of options at measurement date	£0.59	£0.75
Share price at date of grant	£0.86	£1.06
Exercise price	£1.215	£1.06
Expected volatility	63.96%	64.32%

Weighted average fair value of share options and input assumptions	2008 options granted	2007 options granted
Option life	10.0 years	8.0 years
Expected dividends	0.00%	0.00%
Risk-free interest rate	4.99%	5.75%

The calculation of the volatility of the share price was based on the Company's daily closing share price over the period from December 2000 to the date of grant.

The non-market conditions attached to share options granted on 21 November 2002 and 27 May 2004 affect the estimated number of options that will eventually vest and not the calculation of the fair value of the options at the date of grant. There are no non-market conditions, other than a service condition, attached to the options granted since 27 May 2004.

Pension scheme

UK resident employees of the Group are entitled to join the Group's Group Personal Pension Plan (**GPPP**). The Group pays a defined contribution to Standard Life Assurance Company, which administers the GPPP on behalf of the employees.

The pension charge for the year was:

	2008	2007
	U.S.$000	
Group Personal Pension Plan		
Defined contribution schemes	44	49

The assets of the defined contribution schemes are held separately from the Company in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year. In addition, the Group contributes to defined contribution schemes on behalf of certain of its overseas employees and other UK employees not participating in the GPPP. Contributions in the year amount to U.S.$279,000 (2007: U.S.$158,000) for overseas employees and U.S.$49,000 (2007: U.S.$50,000) for non-participating UK employees.

23 Financial instruments

The Board of directors determines, as required, the degree to which it is appropriate to use financial instruments, commodity contracts or other hedging contracts or techniques to mitigate risks. The main risks for which such instruments may be appropriate are foreign currency risk, interest rate risk, liquidity risk, and commodity price risk each of which is discussed below. There is minimal credit risk as the Group has no trade receivables and any investments are made in liquid securities with counterparties that have a sound credit rating.

During the year ended 31 December 2008 no trading in commodity contracts was undertaken. The only derivative instruments outstanding at 31 December 2008 were hedging contracts held by Blue Ridge to protect revenues during the payback period of the project loans. Platinum was hedged at an average price of ZAR16,587 per ounce, Palladium at ZAR4,244 per ounce and Rhodium at ZAR53,523 per ounce. The hedge book was fully unwound in February 2009 realising an actual overall profit of ZAR541 million (U.S.$53.4 million) (Group share U.S.$26.7 million). The proceeds were used to repay project loan facilities on Blue Ridge.

Foreign currency risk

The Group has exposure to relative movement in currencies comprising:

- transactional exposure in respect of operating costs, capital expenditures and, to a lesser extent, sales incurred in currencies other than the functional currency of operations and in respect of certain exchange control restrictions which require funds to be maintained in currencies other than the functional currency of operations; and
- translational exposures in respect of investments in overseas operations which have functional currencies other than US dollars. When not in conflict with exchange control requirements, the Group's policy is to minimise translational exposure generally through borrowing in the relevant currency. Currency risk in respect of non-functional currency expenditure is reviewed by the Board.

There has been no change to currency risk in the year. The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the Group functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the income statement.

	2008	2007
	U.S.$000	
UK Sterling	99	42
South Africa Rand	5,757	14,354
Total	5,856	14,396

In respect of other monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Based on an average exchange rate for the year, a 10 per cent. weakening of South Africa Rand against the US dollar would have reduced profits and equity by U.S.$476,000. Likewise, a 10 per cent. strengthening of the South African Rand against the US dollar would have had an equal and opposite effect on the equity and profits of the Group.

A 10 per cent. strengthening of UK Sterling against the US dollar would have reduced profits and equity by U.S.$467,000 with an equal and opposite effect being true for a 10 per cent. weakening of UK Sterling against the US dollar.

Interest rate risk

Corporate borrowing facilities and surplus funds have generally been at floating rates of interest. The benefits of fixing or capping interest rates on project financing to achieve greater predictability of cash are considered and implemented on a project-by-project basis. Details of the Group's loans and borrowings are described in note 21.

Based on average monthly cash balances, a 1 per cent. increase in interest rates over the year would have increased profits and equity by U.S.$157,000. Likewise a 1 per cent. decrease in interest rates would have had an equal and opposite effect on the profits and equity of the Group.

In respect of the Blue Ridge loan facilities, there was no risk to profits or equity in the year of a change in interest rates as interest was capitalised as part of the ongoing mine development throughout 2008.

The following table of interest rates currently applies to the loans and borrowings held by the Group at 31 December 2008.

Facility	Terms	Interest rates	U.S.$000's
Bank loan - Senior debt* ...	Eight-year term, repayable in six years	Floating rate - JIBAR + 3.50%	23,532
Bank loan - Mezzanine debt....................................	12-year term, repayable in 10 years	Floating rate - JIBAR + 6.25%	7,007
Finance lease.....................	Repayable in June 2012	Floating rate - JIBAR + 2.46%	2,074
Other loans........................	Repayable on demand	Floating rate - average 7%	769
			33,382

JIBAR = Johannesburg Interbank Agreed Rate

* The project funding was in technical breach of loan conditions precedent at the time of the drawdown. Although aware, the lenders had not formally waived these conditions by the year end. Hence all relevant borrowings are classified as falling due within one year.

Liquidity risk

The Group raises funds as required on the basis of budgeted expenditure and inflows. When funds are sought, the Group balances the costs and benefits of equity and debt financing. When funds are received they are deposited with banks of high standing in order to obtain market interest rates. Funds are provided to overseas operations monthly, based on forecast expenditure.

Commodity risk

The Group is exposed to movements in the price of metals to the extent of the unhedged amount of future sales and fluctuations in metal prices that may affect the economic viability of a project. No sales of metals or concentrate were made in the period. Under the terms of the Blue Ridge project loans, the Group has hedged quantities of platinum, palladium and rhodium at 31 December 2008. Details of those hedges and their subsequent unwinding are given above.

Credit risk

The Group has financial exposure to receivables from joint ventures in respect of management charges. However, the directors consider this risk to be minimal and have, therefore, not taken any steps to mitigate it. The Group's maximum exposure to credit risk relates to the amounts as set out in notes 16, 17 and 18.

Fair values

The Group's financial assets (cash and receivables) and liabilities (loans and payables) are fair valued as shown below.

Financial assets	Fair valuation
Cash	Cash value
Derivative financial assets	Marked to market for platinum and palladium hedge. Realised

	value for rhodium.
Other debtors	Amount owed

Financial liabilities	Fair valuation
Interest-bearing loans	Amounts drawn, less arrangement costs, plus an imputed interest charge based on the internal rate of return of all cash flows associated with the loan.
Trade payables	Amount owing
Other payables	Amount owing
Environmental rehabilitation provision	Amortised estimated future cost adjusted by accepted inflation and discount indices.

24 Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2008	2007
	U.S.$000	
Less than one year	248	337
Between one and five years	923	422
Total	1,171	759

The Group leases a number of office premises in the UK and South Africa under operating leases. The leases typically run for a period of five to nine years, with an option to renew the lease after that date. Lease payments are reviewed periodically by the landlord. During the year ended 31 December 2008, U.S.$292,000 (2007: U.S.$272,000) was recognised as an expense in the income statement in respect of operating leases.

25 Commitments

The Group has a share of its joint ventures capital commitments valued at U.S.$2,355,000. In addition, the Group is required to provide up to U.S.$20 million, as its share of working capital funding during the ramp-up phase of the Blue Ridge Mine.

26 Subsequent events

The hedge book was fully unwound in February 2009 realising an actual overall profit of ZAR541 million (U.S.$53.4 million) (Group share U.S.$26.7 million). The proceeds were used to repay the majority of the project debt on Blue Ridge with the mezzanine loan facility remaining in place.

27 Accounting estimates and judgements

Key sources of estimation uncertainty

The Audit Committee has carried out an assessment of the carrying values of deferred exploration costs and any required impairment.

Blue Ridge

The development of the 50 per cent. owned Blue Ridge Mine is complete and production of concentrate is imminent. The encashment of the Blue Ridge hedge book has significantly reduced project debt. Based on present metal price and exchange rate assumptions, the directors believe that the project carrying value is justified.

Sheba's Ridge

Following an impairment review of the Sheba's Ridge project, where estimated discounted project cash flows were used to arrive at a net present value for the project, the directors believe that the carrying value of U.S.$9.7 million is justified. This carrying value represents the Group's 39 per cent. interest in the project.

In addition to the above, the valuation of the Group as a whole, resulting from the proposed merger with Aquarius, effectively supports the carrying values of the Group's two main projects.

Critical accounting judgements in applying the Group's accounting policies

In the directors' view, both Blue Ridge and Sheba's Ridge joint ventures are jointly controlled and have therefore been proportionally consolidated into the Group's financial statements.

During the year, Blue Ridge entered into hedging contracts for a portion of forecast production for the four years commencing June 2009. The fair value of the hedge contracts as at 31 December 2008 was determined by taking a third party valuation of platinum and palladium, based on the present value of forward prices of the metals and currencies concerned. As there was no reliable forward market for rhodium, the Group has based the fair value of the rhodium hedge on the value actually realised in February 2009. As the Group is not permitted to adopt hedge accounting under IAS 39, the fair valuation of ZAR655 million (U.S.$69.2 million) (Group share U.S.$34.6 million) has been booked as a gain on a derivative financial asset in the year. The hedge book was subsequently unwound in February 2009 realising a somewhat lower overall profit of ZAR541 million (U.S.$53.4 million) (Group share U.S.$26.7 million).

No other critical accounting judgements, that would have a significant effect on the amounts recognised in the financial statements, have been made by the directors and management of the Company in applying the Group's accounting policies.

28 Related party transactions

The Group reversed the transfer of U.S.$0.5 million of assets (net of retained interests) to BRP. It also advanced U.S.$2.1 million in loans and received U.S.$9.0 million as its share of equity from joint venture partners in respect of the Blue Ridge project. In addition, the Group charged a management fee to BRP of U.S.$1.5 million (net of retained interests) and held receivables with BRP of U.S.$5.7 million (net of retained interests) at 31 December 2008.

The Group charged a management fee to SRP of U.S.$0.1 million (net of retained interests) and held receivables with SRP of U.S.$12.2 million (net of retained interests) at 31 December 2008.

Company Financial Statements
Company Balance Sheet
at 31 December 2008

	Note	2008	2007
		U.S.$000	
Assets			
Property, plant and equipment		20	—
Investments in subsidiary undertakings	C3	1,793	798
Total non-current assets		1,813	798
Other receivables and prepayments	C4	101,367	92,254
Cash and cash equivalents	C5	5,666	14,938
Total current assets		107,033	107,192
Total assets		108,846	107,990
Equity			
Issued share capital	C6	4,623	4,556
Share premium		126,765	126,616
Other reserves		17,138	16,177
Retained losses		(41,076)	(39,359)
Total equity		107,450	107,990
Liabilities			
Trade and other payables	C7	1,396	—
Total current liabilities		1,396	—
Total equity and liabilities		108,846	107,990

The financial statements were approved and authorised for issue by the Board and were signed on its behalf on 25 March 2009.

DAR McAlister
Director

Company Statement of Changes in Equity

	Note	Share capital	Share premium	Share reserve	Share option reserve	Warrants reserve	Merger reserve	Retained loss	Total equity
					U.S.$000				
Balance at 1 January 2007		3,956	98,782	—	1,862	1,899	6,694	(37,576)	75,617
Profit for the year		—	—	—	—	—	—	373	373
Total recognised profit for the year		—	—	—	—	—	—	373	373
New share capital subscribed		600	27,834	—	—	—	—	—	28,434
New warrants issued		—	—	—	—	5,013	—	—	5,013
Warrants expired		—	—	—	—	(570)		(2,156)	(2,726)
Employee benefits scheme:									
- value of services provided		—	—	—	1,279	—	—	—	1,279
Balance at 31 December 2007		4,556	126,616	—	3,141	6,342	6,694	(39,359)	107,990
Loss for the year				—	—	—	—	(4,705)	(4,705)
Total recognised loss for the year		—	—	—	—	—	—	(4,705)	(4,705)
Merger with Group company	C10	—	—	—	—	—	—	1,210	1,210
Employee benefits scheme:									
- new share capital subscribed		67	149	73	—	—	—	—	289
- value of services provided		—	—	45	843	—	—	1,778	2,666
Balance at 31 December 2008	C6	4,623	126,765	118	3,984	6,342	6,694	(41,076)	107,450

Company Cash Flow Statement
for the year ended 31 December 2008

	Note	2008	2007
		U.S.$000	
Cash flows from operating activities			
Operating loss		(7,559)	(3,808)
Depreciation		41	—
Share based payment expense	22	1,034	1,279
Remuneration expense on issuing new share capital		42	—
Provision for impairment of subsidiary undertakings		797	—
Decrease/(increase) in other receivables and prepayments		649	(68)
Forgiveness of loans with subsidiary undertakings		—	4,353
Increase in trade and other payables		(475)	—
Loss on disposal of intangible assets		—	(1,956)
Net cash outflow from operating activities		(5,471)	(200)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		2	—
Cash acquired on merger with subsidiary	C10	42	—
Interest received		2,854	4,181
Acquisition of property, plant and equipment		(7)	—
Investment in subsidiary undertakings		(6,847)	(31,601)
Net cash outflow from investing activities		(3,956)	(27,420)
Cash flows from financing activities			
Proceeds from the issue of ordinary share capital		155	29,975
Payment of issue costs		—	(1,541)
Proceeds from issue of share warrants		—	5,013
Payment for cancelling share warrants		—	(2,726)
Net cash inflow from financing activities		155	30,721
Net (decrease)/increase in cash and cash equivalents		(9,272)	3,101
Cash and cash equivalents at beginning of year		14,938	11,837
Cash and cash equivalents at end of year		5,666	14,938

Notes to the Company Financial Statements

The accounting policies in the Group accounts also form part of the Company accounts

C1. ***Accounting policies for the Company***

The accounting policies applied to the Company are consistent with those adopted by the Group with the exception of the following:

(a) *Company income statement*

As permitted by section 230 of the 1985 Act, the income statement of the Company has not been separately presented in these financial statements.

(b) *Subsidiary investments*

Investments in subsidiary undertakings are stated at cost less impairment losses.

(c) *Business combinations*

During 2008, the Company combined the business, assets and liabilities of Ridge Mining (UK) Limited with Ridge Mining plc. Ridge Mining (UK) Limited is a 100 per cent. owned subsidiary of Ridge Mining plc. As a result, the combination is considered to be outside the scope of IFRS. In performing the business combination, the principles of merger accounting, as described in FRS 6 (Acquisitions and mergers) have been applied. The effect of this was that all assets and liabilities of Ridge Mining (UK) Limited have been merged into Ridge Mining plc at book value on the date of transfer.

C2. ***Remuneration of directors and key management personnel***

Key management personnel of the Company comprises entirely of the directors of the Company. Their remuneration is summarised in the table below with a full analysis provided in note 6.

	2008	**2007**
	U.S.$000	
Basic annual salary	1,572	1,595
Bonus	808	1,186
Other benefits	12	10
Total emoluments	2,392	2,791
Pensions	64	65
Total remuneration	2,456	2,856

In addition, an amount of U.S.$1,105,000 (2007: U.S.$779,000) was charged to the income statement in respect of share based payments for directors and key management personnel.

DAR McAlister and FPH Johnstone accrued benefits under a money purchase pension plan. Other benefits include medical insurance and travel costs incurred on behalf of directors and executive officers.

C3. ***Investments in subsidiary undertakings***

	Shares in Group undertakings	
	2008	**2007**
	U.S.$000	
Cost		
Balance at 1 January	5,555	5,555
Additions	1,792	—
Balance at 31 December	7,347	5,555
Amortisation and impairment losses		
Balance at 1 January	(4,757)	5,555
Provision for impairment	(797)	—
Balance at 31 December	(5,554)	(4,757)
Carrying amounts	1,793	798

The Company has a controlling interest in the following subsidiary undertakings:

	Country of Incorporation and operation	Principal activity	Ridge Mining plc's effective interest 2008	2007
			%	
Ridge Mining (UK) Limited*	UK	Dormant	100	100
Ridge Mining (Bermuda) Limited*	Bermuda	Holding	100	100
Ridge Mining (Pty) Limited*	South Africa	Holding	100	100
Ridge Mining Services (Pty) Limited	South Africa	Management	100	100
Ridge Gold Mines Limited*	UK	Dormant	100	100
Braggite Resources (Pty) Limited	South Africa	Exploration	100	100
Premetals Limited	South Africa	Exploration	100	100
Woodbush Minerals (Pty) Limited	South Africa	Exploration	100	100
Hariv Investments (Pty) Limited	South Africa	Exploration	100	100
Fonte Verde Mining (Pty) Limited	South Africa	Exploration	100	100
Argent Lead and Zinc Company Limited	South Africa	Exploration	100	100
Grootpan Coal Limited	South Africa	Exploration	100	100

* investment held directly by the Company

C4. ***Other receivables and prepayments***

	2008	2007
	U.S.$000	
Amounts receivable from Group companies	101,178	92,186
Other debtors	106	68
Prepayments	83	—
Total	101,367	92,254

C5. ***Cash and cash equivalents***

	2008	2007
	U.S.$000	
Bank balances	5,666	256
Call deposits	—	14,682
Cash and cash equivalents in the statement of cash flows	5,666	14,938

C6. ***Capital and reserves***

	2008		2007	
	No. of shares	**U.S.$000**	**No. of shares**	**U.S.$000**
Authorised				
Ordinary shares of U.S.$0.05 each	150,000,000	7,500	150,000,000	7,500
Zero dividend, non-voting shares of £1.00 each	50,000	80	50,000	80
	150,050,000	7,580	150,050,000	7,580
Allotted, called up and fully paid				
Ordinary shares of U.S.$0.05 each	92,065,533	4,603	90,727,845	4,536
Allotted, called up and paid 25%				
Zero dividend, non-voting shares of £1.00 each	50,000	20	50,000	20
Total called up share capital	92,115,533	4,623	90,777,845	4,556

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The zero dividend shares have the same rights to repayment on a return of capital or winding up as ordinary shares.

Shares issued

During the year 115,000 ordinary shares were issued for a cash consideration of U.S.$155,000, following the exercise of share options and 378,832 ordinary shares were issued in exchange for share options surrendered by the non-executive directors. Further awards of shares were made to the Ridge Mining Employee Benefit Trust (the **EBT**) with 618,241 ordinary shares awarded under the terms of the REACH Bonus Plan and 225,615 ordinary shares awarded as "matching shares" under the terms of the Deferred Bonus Plan.

Share reserve

The share reserve comprises the premium that arose on fair valuing the shares that were issued in the year to the EBT.

Share option reserve

The share option reserve includes an expense based on the fair value of share options issued since 7 November 2002. In the period to 31 December 2008, 425,000 share options were issued, 115,000 exercised, 140,000 lapsed and 895,000 surrendered.

The number and weighted average exercise prices of share options are as follows:

	2008		2007	
	Weighted average exercise price	**Number of options**	**Weighted average exercise price**	**Number of options**
Outstanding at the beginning of the period..	$1.34	7,563,640	$1.30	7,791,640
Surrendered during the period	$1.07	(895,000)	—	—
Lapsed during the period	$1.47	(140,000)	$1.45	(463,000)
Exercised during the period	$1.29	(115,000)	—	—
Granted during the period...........................	$1.67	425,000	$2.12	235,000
Outstanding at the end of the period........	$1.01	6,838,640	$1.34	7,563,640
Exercisable at the end of the period.........	$1.72	1,900,640	$2.74	1,382,140

The options outstanding at 31 December 2008 have an exercise price in the range of £0.275 to £2.26 (2007: £0.40 to £2.26) and a weighted average contractual life of 6.85 years (2007: 7.69 years).

Merger reserve

A premium arose on acquiring the share capital of Cluff Mining (Bermuda) Limited in 1998. Under the provisions of the Companies Act 1985 there was no requirement to classify this as share premium and a merger reserve was created instead.

Warrants reserve

The warrants reserve represents the amounts received in respect of warrants issued to Zijin (October 2006) and Imbani (July 2007).

Dividends

The directors do not recommend the payment of a dividend.

C7. ***Trade and other payables***

	2008	2007
	U.S.$000	
Current		
Trade payables	158	—
Other payables	60	—
Accrued expenses and deferred income	1,178	—
Total	1,396	—

C8. ***Financial instruments***

During the year ended 31 December 2008 no trading in commodity contracts was undertaken and no derivative instruments outstanding at 31 December 2008.

The Company has a minimal exposure to foreign currency risk as described below. The issues surrounding liquidity risk and credit risk are consistent with those associated with the Group and are discussed in note 23. There is no commodity risk in the Company. Exposure to interest rate risk is discussed below.

Foreign currency risk

The Company has potential currency exposures in respect of items denominated in foreign currencies comprising:

- transactional exposure in respect of operating costs, capital expenditures; and
- translational exposures in respect of cash, debtor and creditor balances that are held in Sterling. Currency risk in respect of non-functional currency expenditure is reviewed by the Board.

There has been no change to currency risk in the year.

The table below shows the extent to which the Company has monetary assets and liabilities in currencies other than its functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the income statement.

	2008	2007
	U.S.$000	
UK Sterling	99	42
Total	99	42

In respect of other monetary assets and liabilities held in currencies other than US dollars, the Company ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Based on an average exchange rate for the year, a 10 per cent. strengthening of UK Sterling against the US dollar would have increased losses and reduced equity by U.S.$467,000 with an equal and opposite effect being true for a 10 per cent. weakening of UK Sterling against the US dollar.

Interest rate risk

Corporate borrowing facilities and surplus funds have generally been at floating rates of interest. Details of the Company's cash holdings are detailed in note C5.

Based on average monthly cash balances, a 1 per cent. increase in interest rates over the year would have reduced Company losses and equity by U.S.$113,000. Likewise a 1 per cent. decrease in interest rates would have had an equal and opposite effect on the losses and equity of the Company.

Fair values

The Company's financial assets (cash and receivables) and liabilities (payables) are stated at amortised cost, which reflect their fair value.

C9. ***Related parties***

The Company has a related party relationship with its subsidiaries (see note C3), joint ventures (see note 13), directors and other key management personnel (see note 6).

Subsidiaries

The Company has a receivable balance of U.S.$101,178,000 (2007: U.S.$92,186,000) from continuing subsidiary undertakings (see note C4).

The following table details transactions carried out with subsidiary undertakings:

	2008	2007
	U.S.$000	
Transfer of cash to subsidiaries	4,196	27,872
Transfer of cash to the Company	—	(27,875)
Cash received by subsidiaries on behalf of the Company	—	28,434
Interest charged	2,513	3,147
Forgiveness of loans by the Company with subsidiaries	—	(4,353)
Provision for impairment by the Company against receivables with subsidiaries	(571)	—
Net proceeds from sale of intangible assets received by subsidiary on behalf of the Company	—	1,956
Settlement of liabilities by the Company on behalf of subsidiaries	159	58
Settlement of liabilities by subsidiaries on behalf of the Company	(21)	(35)
Total	6,276	29,204

Interest is charged to subsidiary undertakings on the outstanding balance at the end of each month using a US dollar three month LIBOR rate.

C10. ***Merger with subsidiary***

On 1 January 2008, the business and assets of Ridge Mining (UK) Limited, a wholly owned subsidiary of the Company, were transferred to the Company. The following table provides details of the assets and liabilities transferred after eliminating any balances between the Company and Ridge Mining (UK) Limited.

	Net assets transferred
	U.S.$000
Property, plant and equipment	56
Non-current assets	56
Amounts receivable from Group companies	2,717
Other debtors	130
Prepayments	68
Cash and cash equivalents	42
Current assets	2,957
Trade payables	(91)
Other payables	(81)
Accrued expenses and deferred income	(1,631)
Current liabilities	(1,803)
Net assets transferred	1,210

PART VII
TAXATION

Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

1 United Kingdom Taxation

The following statements are intended only as a general guide to the position under current United Kingdom law and HM Revenue & Customs (**HMRC**) published practice as at the date of this document. They relate only to certain limited aspects of the United Kingdom taxation treatment of holders of the New Shares or New DIs and apply only to persons who are resident and (in the case of individuals only ordinarily resident and domiciled) in the United Kingdom for United Kingdom tax purposes and who are beneficial owners of New Shares or New DIs. They may not apply to certain New Shareholders or New DI Holders, such as dealers in securities, insurance companies and collective investment schemes, New Shareholders or New DI Holders who are exempt from taxation and New Shareholders or New DI Holders who have (or are deemed to have) acquired their New Shares or New DIs by virtue of an office or employment or who are officers or employees. Such persons may be subject to special rules and are not considered below. Any person who is in any doubt as to their tax position, or who is subject to taxation or domiciled in any jurisdiction other than the United Kingdom, should consult their own professional adviser.

References in the sections below to New Shares and New Shareholders include references to New DIs and New DI Holders.

1.1 Subsequent Disposals of New Shares or New DIs

A disposal or deemed disposal of New Shares may, depending on the particular circumstances of the Shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains.

An individual New Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of all or part of his New Shares during that period of temporary non-residence may be liable on his return to the United Kingdom to capital gains tax arising during the period of absence, subject to any available exemption or relief.

1.2 Dividends

The United Kingdom taxation summary below is prepared on the basis that Aquarius is and remains resident in Bermuda and therefore will be subject to the Bermudian tax regime and not (save in respect of any United Kingdom sourced income) the United Kingdom tax regime. Dividends paid by Aquarius will, on this basis, be regarded as Bermuda dividends rather than United Kingdom dividends.

A United Kingdom resident New Shareholder who is an individual or an individual who carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used or acquired New Shares for the purposes of such trade, profession or vocation branch or agency and who holds less than 10 per cent. of Aquarius's issued share capital will be entitled to a tax credit equal to one-ninth of a dividend received from Aquarius. The individual will be taxable on the total of the dividend and the related tax credit (the "**gross dividend**"), which will be regarded as the top slice of he individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £90 will carry a tax credit of £10 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of $100, namely £32.50, less the tax credit of £10, leaving a net charge of £22.50. The United Kingdom Government has announced proposals that, with effect from 6 April 2010, individuals will be subject to tax on dividends (including foreign company dividends) at a rate of 42.5 per cent. to the extent that the gross dividend falls above a £150,000 threshold of income.

A New Shareholder that is a company resident for tax purposes in the United Kingdom will be liable to United Kingdom corporation tax, generally at 28 per cent., on any dividend that it receives from Aquarius. Credit will generally be given for any tax withheld at source from any dividend paid by Aquarius against the recipient's United Kingdom tax charge. In addition, credit will generally be given for any tax payable by Aquarius under foreign law against the recipient's United Kingdom tax chare, where the recipient directly or indirectly controls not less than 10 per cent. of the voting power in Aquarius. Please refer to paragraph 3 of this Part VII which sets out certain information about the Bermudian tax treatment of Aquarius and Aquarius Shareholders.

A New Shareholder who is not liable to tax on dividends received from Aquarius will not be entitled to claim payment of any tax credit in respect of those dividends.

The government of the United Kingdom has published proposals under which dividends received from Aquarius in respect of New Shares by New Shareholders that are resident for tax purposes in the United Kingdom will be subject to United Kingdom corporation tax, unless the dividends falls within an exempt class and certain other conditions are met. It is expected that dividends paid by Aquarius would generally be exempt.

It is expected that changes to the taxation of foreign dividends received by companies resident in United Kingdom for tax purposes will be enacted in the Finance Act 2009 and apply to dividends received on or after 1 July 2009. However, the proposals outlined in the paragraph immediately above are subject to change and are not yet in force. Any New Shareholder that is a company resident for tax purposes in the United Kingdom should consult an appropriately qualified professional tax adviser if they require further information about the proposed changes.

2 South African Taxation

The discussion that follows for South Africa is based upon the applicable laws and interpretations thereof as in effect as of the date hereof, all of which laws and interpretations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

2.1 Basis of Income Taxation

South Africa has a dual income tax system in terms of which residents are taxed on their world-wide income and non-residents are taxed on their South African source or deemed source income. Certain categories of income and activities are exempt from taxation.

Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become resident by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation, establishment, or formation, or having their place of effective management, in South Africa. Excluded from the definition of "resident" are individuals or entities which are, in terms of relevant double taxation agreements entered into by South Africa, deemed to be exclusively a resident of another country.

Dividends received by or accruing to persons from South African tax resident companies are generally exempt from tax. The exemption does not, however, apply in the case of a dividend which constitutes or forms part of any consideration in respect of the disposal of shares to that company in terms of a share buy-back.

2.2 Secondary Tax on Companies (STC)

This tax is paid by South African companies at a flat rate of 10 per cent. in respect of the amount of dividends declared less all dividends which accrue to them (but subject to certain exclusions) during its relevant "dividend cycle". **Dividend cycle** means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by the company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

It is proposed that for a maximum period of five years from the replacement of STC, companies will be exempt from dividend withholding tax to the extent of accumulated STC credits.

2.3 Withholding Tax on Dividends

The company is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. However, legislation was passed in 2008 to replace the STC levied on South African tax resident companies declaring dividends, with a dividend withholding tax levied on the shareholders at a rate of 10 per cent. The replacement of STC is intended to become effective in 2010.

Under the new legislation a dividend tax of 10 per cent. will be levied on any dividend paid by a company resident in South Africa including to non-resident companies and individuals. In general terms, a dividend, for the purposes of this tax, is defined as any amount transferred by a company to its shareholders which does not comprise contributed capital. Thus it should generally represent a distribution of profits, but a distribution of capital may, in certain circumstances, constitute a dividend. Further legislation, dealing especially with deemed dividends, will be passed in 2009.

2.4 Income Tax and Capital Gains Tax

Profits derived from the sale of shares in a company will generally only be subject to income tax (at a corporate tax rate of 28 per cent. and a maximum individual rate of 40 per cent. based on a sliding scale, and at a rate of 40 per cent. for trusts) in South Africa if the seller purchased and sold the shares in a scheme of profit making (essentially as speculative/trading profits).

Capital gains tax was introduced with effect from 1 October 2001 into the Income Tax Act, No 58 of 1962 by way of the incorporation of the Eighth Schedule therein (**8th Schedule**). In terms of the 8th Schedule, all South African tax residents are liable to pay capital gains tax on the gains realised from the disposal of capital assets. An asset is widely defined and includes assets such as movable or immovable property, corporeal or incorporeal, and rights or interests in such property but, excludes certain limited items.

Profits derived from the sale of South African shares held by non-residents as long-term investments will generally not be subject to capital gains tax in South Africa. However, the sale of shares by a non-resident will attract capital gains tax if the non-resident shareholder (alone or together with any connected persons, as defined) holds, directly or indirectly, at least 20 per cent. of the equity share capital of the South African company and more than 80 per cent. of the market value of those equity shares of that company is attributable, directly or indirectly, to immovable property (held otherwise than as trading stock) situated in South Africa. An interest in a mine or in mining rights is considered to be immovable property.

South African resident companies will be liable to pay capital gains tax on 50 per cent. of the net capital gain. At the current corporate tax rate of 28 per cent. the effective tax rate on net capital gains will therefore be 14 per cent. Non-resident companies, which pay tax at the rate of 33 per cent. (but are exempt from STC) will thus pay capital gains tax at the effective rate of 16.5 per cent. Natural persons are entitled to an annual exclusion of ZAR17,500 in respect of capital gains (R120 000 in the year of death). Natural persons are liable to capital gains tax on 25 per cent. of the net capital gain, resulting in an effective tax rate of 10 per cent. at a maximum marginal rate of 40 per cent., while trusts pay the tax at 50 per cent. of their rate of 40 per cent. i.e. the effective rate of 20 per cent.

2.5 Duty on Shares

On a subsequent change of beneficial ownership of the shares, South African Securities Transfer Tax is generally payable in respect of transactions involving the transfer of shares, at 0.25 per cent. of the market value of the shares or the sale price, whichever is the greater. The tax is recoverable from the acquirer of the shares.

3 Bermuda Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by the Shareholders in respect of the Common Shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to the Company or to any of its operations or to the Common Shares, or to any of its debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by the Company in respect of real property owned or leased by the Company in Bermuda.

PART VIII
ADDITIONAL INFORMATION

1 Responsibility

The Company and the Directors, whose names appear in "Directors, Company Secretary, Registered Office and Advisers" on page 38 of this document, accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

2 Incorporation and registered office

The Company was incorporated and registered in Bermuda on 8 April 1999 under the Companies Act 1981 of Bermuda and the regulations made thereunder (**Companies Act**) as a limited company with exempted status with registered number EC 26290 and with the name Strategic Platinum Mines Limited. The name of the Company was changed to Aquarius Platinum Limited on 16 September 1999.

The principal legislation under which the Company operates, and under which the Common Shares have been created, is the Companies Act. As an "exempted company", the Company is authorised to carry on business outside Bermuda but may not (except in certain limited circumstances) carry on business within Bermuda.

The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda.

3 Aquarius' share capital and securities convertible into share capital

3.1 Current share capital

As at 27 July 2009 (being the latest practicable date prior to the date of this document), the authorised, issued and fully paid share capital of the Company was as follows:

	Authorised		Issued and fully paid	
Class of Share	**Number**	**Amount U.S.$**	**Number**	**Amount U.S.$**
Common Shares of U.S.$0.05......................	1,590,000,000	79,500,000	415,014,680	20,750,734
Preference Shares of U.S.$0.15	50,000,000	7,500,000	0	0

The authorised, issued and fully paid share capital of the Company immediately following completion of the Acquisition is expected to be as follows:

	Authorised		Issued and fully paid	
Class of Share	**Number**	**Amount U.S.$**	**Number**	**Amount U.S.$**
Common Shares of U.S.$0.05......................	1,590,000,000	79,500,000	449,102,625	22,455,131.25
Preference Shares of U.S.$0.15	50,000,000	7,500,000	0	0

Note:

(1) The number of Common Shares in issue immediately following the completion of the Acquisition assumes that no options are exercised between the date of this document and the date on which the Acquisition completes.

Since 30 June 2009 there has been no issue of share capital of Aquarius, fully or partly paid, either in cash or for other consideration, and (other than in connection with the Acquisition, Convertible Bond Issue, First Plats Agreement and the exercise of options) no such issues are currently proposed. Other than in connection with the Aquarius Share Plan and Aquarius Option Plan, no share capital of Aquarius or any of its subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

As at 27 July 2009, being the last practicable date prior to publication of this document, Aquarius Platinum Corporate Services Pty Ltd, a wholly owned subsidiary of Aquarius, holds 607,894 Common Shares to meet the Aquarius Share Plan obligations as and when they arise at the discretion of the trustee of the Aquarius Share Plan.

The number of Common Shares outstanding at the beginning and end of the last financial year, was as follows:

	Authorised	**Issued and fully paid Shares**
30 June 2007	530,000,000	256,455,303
30 June 2008	1,590,000,000	262,052,778

3.2 History of Common Share capital

3.2.1 Authorised Common Share capital

Aquarius was incorporated with an authorised share capital of U.S.$12,000 divided into 5 common shares of U.S.$2,400 each. These shares were issued on 20 April 1999, partly paid to a former chairman of the Company, who became the sole Shareholder of the Company. The following changes in the authorised share capital of the Company have occurred since the date of incorporation:

(i) on 30 April 1999 the Company resolved in general meeting that its authorised share capital be increased to U.S.$75,012,000 by the creation of 500,000,000 common shares of U.S.$0.15 each;

(ii) at the annual general meeting of the Company (**AGM**) on 27 October 2003 the authorised capital of the Company was divided into two classes consisting of 530,000,000 common shares and 50,000,000 preference shares of a par value of U.S.$0.15; and

(iii) at the AGM of the Company on 30 June 2007 the Company resolved that the issued capital of the Company be subdivided on the basis that every one fully paid common share be subdivided into three fully paid common shares so that the par value of common shares reduced from U.S.$0.15 to U.S.$0.05.

3.2.2 Movements in issued Common Share capital

	2006	**2007**	**2008**	**2009**
Common Shares issued as a result of the	1,594,333	1,136,876	1,198,519	122,655

	2006	2007	2008	2009
exercise of options				
Common Shares issued as a result of share placement	—	—	23,144,000	—
Common Shares issued in connection with the acquisition of an interest in a joint venture	—	—	2,680,854	—
Common Shares issued to SavCon, Aquarius' BEE partner	—	—	65,042,856	—
Common Shares repurchased by Aquarius	—	—	(21,425,898)	—
Common Shares issued as a result of the Placing	—	—	—	46,330,000
Common Shares issued as a result of the Rights Issue	—	—	—	41,491,737
Total issued Common Shares	1,594,333	1,136,876	70,640,331	87,944,392

3.3 New Shares

Pursuant to the Acquisition 34,087,945 New Shares will be issued to Scheme Shareholders. This will result in the issued Common Share capital of the Company increasing by approximately 8.21 per cent. Shareholders will suffer an immediate dilution of 7.6 per cent. in their interests in the Company.

3.4 Securities convertible into share capital

3.4.1 Outstanding options

As at 27 July 2009 (being the latest practicable date prior to the publication of this document), the following options are outstanding over the Common Share capital of the Company:

	Number	Current Exercise Price
Unlisted options exercisable on or before 11 June 2011	616,128	£0.85
Unlisted options exercisable at on or before 11 October 2011	209,865	£0.85
Unlisted options exercisable at on or before 2 November 2011	334,202	£0.97
Unlisted options exercisable at on or before 26 May 2013	240,108	£2.34
Unlisted options exercisable at on or before 21 November 2013	280,002	£1.11

The terms of the options provide that in the case of a pro-rata rights issue the exercise price will be reduced in accordance with the formula set out in ASX Listing Rule 6.22.

3.4.2 Convertible Bond Issue

Convertible Bonds of ZAR650 million have been issued on 11 May 2009 by the Company. The Convertible Bonds rank as senior obligations of the Company and are secured by security including mortgage bonds, special notarial bonds and general notarial bonds in relation to Kroondal, Marikana and Everest. The principal terms of the Convertible Bonds are as follows:

(i) The minimum denomination of the Convertible Bonds is ZAR10,000. The Convertible Bonds are denominated in Rand and are listed only on the JSE;

(ii) the Convertible Bonds have a bullet maturity on 30 April 2012 and pay a floating coupon semi-annually, in arrear, of three month JIBAR plus a margin of 3 per cent. per annum. The Convertible Bonds will be redeemed at par if redemption occurs at maturity. Interest in respect of the Convertible Bond is compounded quarterly;

(iii) the Convertible Bonds entitle holders to convert into JSE listed Common Shares at any time after the first anniversary of the issue date. The number of shares underlying each Convertible Bond will be determined by dividing the principal amount of the Convertible Bond by the Conversion Price, which will initially be set at 25 per cent. above the Base Share Price as determined;

(iv) the Convertible Bonds may be redeemed in cash by the Company at its election at a premium in the first year from the issue date;

(v) the Convertible Bonds may be offered for redemption by the Company in cash at any time after the first anniversary of the issue date, if the daily volume weighted average price of the Common Shares in the Company have traded for 20 consecutive days at a price greater than 128 per cent. above the Conversion Price. Bond holders have the right, within a time period after the Company has offered to redeem the Convertible Bonds, to convert the Convertible Bonds to Common Shares;

(vi) the terms of the Convertible Bonds provide that the Company and AQPSA may only pay distributions, loans or other payments to persons other than between themselves or in the ordinary course of business if after such payments the Aquarius Group has cash on hand equal to a certain percentage of the principal amount of the Convertible Bonds outstanding depending on when the payment is made, ranging from 8 per cent. for payments in the first six months following the issue date of the Convertible Bonds to 15 per cent. for payments between 6 and 12 months from the issue date and 25 per cent. for payments between 12 and 18 months from the issue date;

(vii) AQPSA is obliged to establish a reserve fund in the form of cash or permitted investments equal to 30 per cent. of the principal amount of the Convertible Bonds on or after 18 months from the issue date of the Convertible Bonds, 40 per cent. of the principal amount of the Convertible Bonds on or after 24 months from the issue date of the outstanding Convertible Bonds and 50 per cent. of the principal amount of the Convertible Bonds on or after 30 months from the issue date of the Convertible Bonds. The funds held in the reserve account are not available for distribution and are to be used to redeem the Convertible Bonds on their final maturity date;

(viii) the terms of the Convertible Bonds contain certain covenants imposing restrictions in relation to AQPSA incurring secured and unsecured indebtedness;

(ix) the Convertible Bonds are secured through various guarantees by the majority of assets owned by AQPSA;

(x) the Convertible Bonds contain various other provisions that would be common to this type of instrument including provisions to adjust the conversion price of the Convertible Bonds upon the occurrence of certain events, such as further issues of Common Shares or restructures of the share capital of the Company; and

(xi) the Company's obligation to issue Common Shares on conversion is, if necessary, conditional on shareholder approval to increase Aquarius' authorised share capital, and for the purposes of the ASX Listing Rules. The Company has undertaken to seek shareholder approval for the purposes of the ASX Listing Rules for the issue of Common Shares on conversion and until it obtains shareholder approval it has undertaken not to carry out activities that will restrict its ability under the ASX Listing Rules to issue Common Shares on conversion. Given that the Convertible Bonds are not able to be converted during the first year following the issue of the Convertible Bonds, it is expected that at all times when the Convertible Bonds may be converted the Company will be able to issue Common Shares, even if at that time it has not obtained shareholder approval.

4 Memorandum of Association and Bye-laws

The following description of Aquarius' Memorandum of Association and Bye-laws summarises certain key provisions in effect as at the date of this document. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Company's Memorandum of Association and Bye-laws, which are available for inspection at the Company's registered office and the address specified in paragraph 27 below.

The Memorandum of Association of the Company provides, amongst other things, that the Company's principal objects are to carry on the business of an investment holding company. The objects of the Company are set out in clause 6 of the Memorandum of Association of the Company.

The Bye-laws adopted pursuant to a resolution passed at the Company's AGM on 3 December 2001, and amended pursuant to a resolution passed at the Company's special meeting on 3 October 2002, contain provisions to the following effect:

4.1 Share rights

The authorised share capital of the Company is divided into two classes consisting of Common Shares and preference shares. Currently no preference shares are issued and outstanding. All of the issued and outstanding Common Shares prior to completion of this offering are and will be fully paid, and all of the New Shares will be issued fully paid.

4.2 Voting rights

Subject to any rights or restrictions attaching to any class of shares, at any general meeting of the Company:

(a) each Shareholder entitled to vote may vote in person, by proxy or (if it is a company) by representative, each of whom shall be entitled to speak and to one vote on a show of hands;

(b) on a poll vote each Shareholder present in person, by proxy, or (if it is a company) by representative:

(i) shall be entitled to one vote for each fully paid share held; and

(ii) for each partly paid share, that fraction of one vote which the amount paid (not credited) on that share bears to the total amount paid and payable (but not credited) on that share, and, if the total number of votes does not constitute a whole number, the Company shall disregard the fractional part of the whole total;

(c) on a poll a Shareholder or proxy or representative, if entitled to more than one vote, need not use all his votes or cast all the votes he uses in the same way; and

(d) a Shareholder who holds Restricted Securities shall not be entitled to vote on any resolution, whether on a show of hands or a poll, in respect of those Restricted Securities during:

(i) a breach of the ASX Listing Rules relating to those Restricted Securities; or

(ii) a breach of a Restriction Agreement.

No Shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of Common Shares of the Company have been paid.

4.3 Dividends and other distributions

The Directors may, subject to the Bye-laws and in accordance with the Companies Act, declare a dividend or make a distribution to the Shareholders according to their rights and interests, in proportion to the number of Common Shares held by the Shareholders, less all monies due from the Shareholder to Aquarius on account for calls or otherwise.

If a breach of the ASX Listing Rules occurs in relation to Common Shares which are Restricted Securities or a breach of any restriction agreement in relation to those Shares occurs, the Shareholder holding such Common Shares will not be entitled to dividends or distributions for as long as the breach subsists.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Aquarius Board so resolves, be forfeited and cease to remain owing by the Company.

The Company may cease sending dividends, warrants or cheques by post if those instruments have been returned undelivered to, or left uncashed by, that Shareholder on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Shareholder's new address.

4.4 Winding up

If the Company is wound up the liquidator may, upon resolution of the Shareholders, divide amongst the Shareholders *in specie* or in kind the whole or any part of the assets of the Company.

Alternatively, the liquidator may, upon resolution of the Shareholders, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit. No Shareholder shall be compelled to accept any Common Shares or other securities or assets where there is any liability.

4.5 Variation of Rights

All or any of the special rights for the time being attached to any issued class of Common Shares (unless otherwise provided by the terms of issue of the Common Shares of that class) may be varied with the consent in writing of the holders of not less than 75 per cent. of the issued Common Shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such Common Shares voting in person or by proxy.

4.6 Issue of shares

At the discretion of the Aquarius Board, the Company can issue securities or other instruments evidencing any shares, option rights or other obligations on such terms or conditions as fixed by the Aquarius Board. The Company shall not give financial assistance for the purpose of a purchase or subscription made or to be made by any person of or for any shares, except as permitted by the Companies Act.

4.7 Transfer of shares

(a) Shares in Aquarius are freely transferable, subject to the instrument of transfer being in the form prescribed by the Bye-laws, and the registration of the transfer not resulting in a contravention of or failure to observe the provisions of the applicable Bermuda law.

(b) Aquarius has obtained a broad consent from the BMA which gives permission for the transfer of Common Shares between non-residents of Bermuda without specific approval of the BMA so long as the Common Shares are listed on an "Appointed Stock Exchange" (which includes ASX, the LSE and the JSE), save for the limitation in the BMA's Common Shares consent against persons resident in Bermuda holding more than 20 per cent. of the Common Shares.

(c) Except as permitted by the ASX Listing Rules or ASX:

(i) the registered holder of a Restricted Security (as defined in the ASX Listing Rules) will not dispose of such a Restricted Security during the Escrow Period (as defined by the ASX Listing Rules); and

(ii) the Company will refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the Escrow Period.

(d) The Aquarius Board may in its absolute discretion and without reason refuse to register the transfer of a share which is not fully paid. The Aquarius Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.

(e) Under Bermuda law and the Bye-laws, there are no redemption or pre-emption rights on transfer attaching to the shares.

4.8 Alteration of share capital

Aquarius may, if authorised by a general meeting of its Shareholders, increase its share capital. The unissued shares shall be at the disposal of the Aquarius Board and, subject to any special rights conferred on the holders of any shares or class of shares, any share in Aquarius may be issued on such terms, conditions and other provisions as are fixed by the Aquarius Board.

4.9 Purchase of Aquarius' shares by Aquarius

The Aquarius Board may exercise all the powers of the Company to purchase all or any part of its own shares pursuant to the Companies Act.

4.10 General meetings

The AGM of the Company shall be held in each year at such time and place as the Chairman or the Aquarius Board shall appoint, upon 21 days' notice. The chairman or the Aquarius Board may convene a special general meeting of the Company whenever in their judgment such a meeting is necessary, upon 21 days' notice. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an AGM by all of the Shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the Shareholders entitled to attend and vote at the meeting holding not less than 95 per cent. in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of Shareholders is three or more Shareholders who are entitled to vote and who are present in person or by proxy at the start of and throughout the meeting.

The Aquarius Board shall convene a special general meeting on the requisition of Shareholders holding at the date of the deposit of the requisition no less than one-tenth of the paid-up share capital of the Company.

4.11 Financial statements and other communications with Shareholders

Subject to any rights or restrictions attaching to any class of shares, Shareholders are entitled to receive all notices, reports and accounts and other documents required to be furnished to Shareholders under the Companies Act.

4.12 Directors

Appointment of directors

The Aquarius Board shall consist of not less than two and not more than 9 directors or such number in excess thereof as the Aquarius Board and the Shareholders may from time to time determine. Directors may be appointed by the Company in general meeting.

Retirement of directors by rotation

Directors must retire no later than the longer of the third AGM or three years following the director's last election. The directors to retire at each AGM are those who have held office for the longest period. A director who retires is eligible for re-election.

Removal of directors

Shareholders entitled to vote for the election of directors may, at any special general meeting, remove a director, provided the notice for such meeting contains a statement of the intention to do so and a summary of the facts justifying the director's removal, which is to be served on the director not less than 14 days before the meeting.

Vacancies of the Aquarius Board

The Aquarius Board shall have the power to appoint any person to fill a vacancy on the Aquarius Board. The office of director shall be vacated if the director:

(a) is removed from office pursuant to the Bye-laws or is prohibited from being a director by law;

(b) is or becomes bankrupt or makes any arrangement or composition with his creditors;

(c) is or becomes of unsound mind or dies; or

(d) resigns his office by notice in writing to the Company.

Meetings and powers of the Aquarius Board

The quorum necessary for the transaction of business at a meeting of the Aquarius Board shall be 2 directors. A resolution put to the vote at a meeting of the Aquarius Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail. The chairman of the meeting of the Aquarius Board shall not have a second or casting vote.

Disclosure of director's interests

A director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Act. Following a declaration, and unless disqualified by the chairman of the relevant Aquarius Board meeting, a director may vote in respect of any such contract or arrangement. If a declaration is made by the chairman of the relevant Aquarius Board meeting, he shall not act as chairman in respect of the matter in which he is interested.

Remuneration of directors

The remuneration (if any) of the directors shall be determined by the Company in general meeting from time to time. The directors will determine the amount of remuneration to be paid, or applied for the benefit of, each non-executive director. The remuneration of any director holding executive office must be fixed by the directors, and must not be set as a commission on, or percentage of, operating revenue. The directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

4.13 Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

4.14 Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Aquarius' Bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Bye-laws provide that the Shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. The Company has purchased and maintains a directors' and officers' liability policy for such a purpose.

4.15 Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Aquarius' Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the board of directors and by a resolution of the Shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20 per cent. in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favour of the amendment.

4.16 Amalgamations and business combinations

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75 per cent. of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Aquarius' Bye-laws provide that an amalgamation or other business combination (as defined in the Bye-laws) that has been approved by the Aquarius Board must only be approved by a majority of the votes cast at a general meeting of the Shareholders at which the quorum shall be three or more Shareholders who are entitled to vote present in person or by proxy. Any amalgamation or other business combination (as defined in the Bye-laws) not approved by the Aquarius Board must be approved by the holders of not less than 75 per cent. of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favour of the amalgamation and who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

4.17 Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme

Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Aquarius' Bye-laws contain a provision by virtue of which the Shareholders waive any claim or right of action that they have, both individually and on the Company's behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

4.18 Capitalisation of profits and reserves

Pursuant to Aquarius' Bye-laws, the Aquarius Board may (i) capitalise any part of the amount of the Company's share premium or other reserve accounts or any amount credited to the Company's profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the Shareholders; or (ii) capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those Shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

4.19 Certain provisions of Bermuda law

The Company has been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on the Company's ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to overseas Shareholders.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of a special capacity, the Company is not bound to investigate or see to the execution of any trust.

5 Mandatory takeover bids, squeeze-out and sell-out rules

The Companies Act does not contain any takeover regulations applicable to shareholders of Bermuda companies, whether public companies or not. Accordingly, on 3 October 2002, the Company adopted, in its Bye-laws, shareholder protection provisions to the following effect:

5.1 Prohibition on acquiring more than 20 per cent.

No person may acquire an interest in Common Shares if, due to the acquisition, the person's Relevant Interest (as defined below) (together with that of his or her associates) either increases from 20 per cent. or below to more than 20 per cent., or increases from a starting point that is above 20 per cent. and below 90 per cent.

A person has a "Relevant Interest" if they are the holder of the Common Shares or have the power to:

(i) exercise or influence (or restrain) the exercise of voting rights on Common Shares (whether through the giving of voting instructions or as a proxy or otherwise); or

(ii) dispose or influence (or restrain) the disposal of Common Shares.

5.2 Exceptions to the Prohibition

There are a number of exceptions to the Prohibition including the following:

(a) the acquisition results from acceptances of offers under a takeover bid which complies with the prescribed bid principles or occurs during a takeover bid;

(b) the acquisition constitutes not more than a 3 per cent. "creep" in the Relevant Interest of the Shareholder in a rolling six month period;

(c) the acquisition has received the prior approval of the Company in special general meeting where no votes are cast in favour of the resolution by persons making the acquisition or from whom the acquisition is to be made and provided that Shareholders were given all information known to the Company or the person proposing to make the acquisition that is material to the decision on how to vote on the resolution;

(d) the acquisition is the result of a pro-rata offer by the Company;

(e) the acquisition results by operation of law including by way of amalgamation or scheme of arrangement conducted in accordance with the Companies Act; or

(f) the acquisition results from an issue by the Company under a prospectus to the underwriter or sub-underwriter to the issue where the prospectus discloses the effect or range of possible effects that the issue would have on the number of Common Shares in which the underwriter or sub-underwriter would have a Relevant Interest and on the voting rights of the underwriter or sub-underwriter.

5.3 Enforcement and sanctions

The Aquarius Board, an officer of the Company or any other interested person aggrieved by a breach of the Prohibition can cause the Company to exercise any one or more of the following remedies if the Prohibition has been breached and the breach is continuing:

(a) require, by notice in writing, the Shareholder to dispose of all or part of the Common Shares held in breach of the Prohibition within the time specified in the notice; or

(b) suspend and disregard the exercise by the Shareholder of all or part of the voting rights arising from the Common Shares; or

(c) suspend the Shareholder from the right to receive all or part of the dividends or other distributions arising from the Common Shares held in breach of the Prohibition.

5.4 Bid principles

A bid for Common Shares that at all relevant times complies with the Bye-laws must comply with the following principles:

(a) An offer for Common Shares must be an offer to acquire all Common Shares or a specified proportion of all Common Shares (which proportion must be the same for all Shareholders).

(b) All offers to Shareholders must be the same.

(c) The consideration offered for Common Shares must be at least equal to consideration provided, or agreed to be provided, by the offeror during the four months prior to the first day of the period of the offer.

(d) The person making a takeover bid must not give or agree to give a benefit to a Shareholder if the benefit is likely to induce the Shareholder to accept the offer or dispose of Shares and the benefit is not offered to all Shareholders.

(e) The period of the offer must commence on the date the first offer is made and last for at least one month and not more than 12 months, subject to automatic extension of the offer period in circumstances specified in the Bye-laws.

(f) Offers must not be subject to conditions satisfying certain criteria, including:

(i) maximum acceptance conditions;

(ii) conditions which discriminate between Shareholders; and

(iii) conditions in respect of which their fulfilment depends on the opinion, belief or other state of mind of the offeror or the happening of an event that is in the sole control of the offeror or a person associated with the offeror.

(g) The offers may only be varied by improving the consideration offered or extending the period of offer.

(h) Every offer must be in writing and have the same date.

(i) The offeror must, at the same time as it gives its offer to Shareholders, also give a document to Shareholders, the Company, ASX, LSE and JSE setting out all information known to the offeror that is material to the making of a decision by a Shareholder whether or not to accept the offer.

5.5 Notification of details of Relevant Interests

The Company may give a notice to a Shareholder requiring that Shareholder to disclose, amongst other things, full details of their Relevant Interest and the circumstances giving rise to the Relevant Interest. A statement responding to the Company's notice is required to be given within two business days of receipt of the notice.

5.6 Notification of substantial shareholdings

A Shareholder must advise the Company, ASX, the LSE and the JSE within two business days of:

(a) the person beginning, or ceasing to have (together with his or her associates) a Relevant Interest in 5 per cent. or more of the total number of votes attached to Common Shares (**Substantial Holding**);

(b) a movement of at least 1 per cent. in the person's Substantial Holding; or

(c) making a takeover bid,

and provide further information as prescribed in the Bye-laws.

6 Directors of the Company

6.1 Directors

The Directors and their principal functions are as follows:

N.T. Sibley	Independent non-executive Chairman
S.A. Murray..	Chief Executive Officer and Deputy Chairman
Sir W. Purves...	Senior independent non-executive Director

D.R. Dix	Independent non-executive Director
T. Freshwater	Independent non-executive Director
G.E. Haslam	Independent non-executive Director
K. Morna	Non-executive Director
Z. Mankazana	Non-executive Director

Brief biographical details of the Directors are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of Tanzanite One Ltd, Corney & Barrow Group Ltd, Wah Kwong Maritime Transport Holdings Limited and of two investment companies. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and a director of Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Aquarius Board.

Stuart A. Murray, B.Sc (Eng), AMI ChemE

Chief Executive Officer and Deputy Chairman

Mr Murray joined Aquarius during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum. Mr Murray is a member of the Nomination Committee and Executive Committee of AQPSA.

Sir William Purves, CBE DSO GBM

Non-Executive Director

Sir William Purves joined The Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy making body. He was appointed a Commander of the Order of the British Empire in 1990 and was knighted in 1993. Sir William Purves was appointed to the Aquarius Board during February 2004 and is Chairman of the Audit/Risk Committee and a member of the Nomination Committee.

David R. Dix

Non-Executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including as Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. Mr Dix was appointed to the Aquarius Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-Executive Director

Mr Haslam was a director of Lonmin plc from 1999 and CEO from 2000 to 2004. Mr Haslam is Chairman of LSE listed Talvivaara plc and is a senior independent director of the LSE listed Namakwa Diamonds Ltd. Mr Haslam was appointed to the Aquarius Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk and Nomination Committees.

Tim Freshwater

Non-Executive Director

Mr Freshwater is a solicitor in the United Kingdom and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater is Vice Chairman of Goldman Sachs Asia and is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Pacific Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-Executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the board of AQPSA in February 2005 and was appointed to the Aquarius Board during February 2007. Mr Morna is a member of the Nomination Committee of the Aquarius Board.

Zwelakhe Mankazana

Non-executive director

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Board during February 2007 and appointed a director in October 2008. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C and is chairman of Southern Africa Direct TV Ltd. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the board of AQPSA in February 2005.

Willi M.P. Boehm

Company Secretary

Mr Boehm joined Aquarius Platinum (Australia) Limited in June 1995 and has been Company Secretary of Aquarius since 1999. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's corporate affairs. He has 28 years experience in managing public companies.

There is no family relationship between any of Aquarius' directors or senior management.

7 Directors' interests

Save as set out in paragraphs 7.1 and 7.2 below, no Director has any interests (beneficial or non-beneficial) in the share capital of the Company or any of its subsidiaries.

7.1 Directors' shareholdings

As at 27 July 2009 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors (as well as their immediate families) in the share capital of Aquarius or (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected (within the meaning of section 97 of the Companies Act) with a Director and the existence of which was known to or could, with reasonable diligence, be ascertained by the Directors as at 27 July 2009 together with such interests as are expected to be held immediately following completion of the Acquisition are as follows:

	As at 27 July 2009		Immediately following completion of the Acquisition	
Directors	**Number of Existing Shares**	**Percentage of issued share capital**	**Number of New Shares and Existing Shares[1]**	**Percentage of issued share capital**
S.A. Murray	1,466,366	0.35	1,466,366	0.3265
N.T. Sibley	1,777,777	0.42	1,777,777	0.3959
D.R. Dix	Nil	0	Nil	0
G.E. Haslam	16,666	0.004	16,666	0.0037
Sir W. Purves	Nil	0	Nil	0
T. Freshwater	Nil	0	Nil	0
K. Morna[2]	68,658,728	16.55	68,658,728	15.288
Z. Mankazana[2]	—	—	—	—

Notes:

(1) The number of Common Shares in issue immediately following completion of the Acquisition assumes that no Existing Options are exercised. In addition to the above interests, those Directors who are employees of the Company are each considered to have an interest as potential beneficiaries in Common Shares held by the trustees of the Aquarius Share Plan. The balance of Common Shares held by the trustees of the Aquarius Share Plan at 30 June 2007 was nil. The balance at 30 June 2008 was 64,000. The trustees of the Aquarius Share Plan currently hold 607,894 Common Shares.

(2) The interests held by Mr Morna and Mr Mankazana arise as a result of their directorship in Savannah which, as a member of the Savannah Consortium, holds 68,658,728 Common Shares.

The Directors have the same voting rights as all other Shareholders.

None of the Directors, nor their spouses or minor children, hold non-beneficial interests in the Common Shares of the Company.

7.2 Directors' options and awards

As at 27 July 2009 (being the latest practicable date prior to the publication of this document), the Directors held options and awards to subscribe for Common Shares, or were allocated Common Shares under the Aquarius Option Plan which may be satisfied by a subscription for Common Shares, as follows:

Name	Date of grant	Number of Options	Option exercise price	Market price at date of grant	Vested/Unvested	Expiry Date
			(£)	*(£)*		
N.T. Sibley	N/A	Nil	N/A	N/A	N/A	N/A
S.A. Murray	11 October 2004	209,865	0.85	0.39	Vested	11 October 2011
Sir W. Purves	N/A	Nil	N/A	N/A	N/A	N/A
D.R. Dix	N/A	Nil	N/A	N/A	N/A	N/A
G.E. Haslam	N/A	Nil	N/A	N/A	N/A	N/A
K. Morna	N/A	Nil	N/A	N/A	N/A	N/A
T. Freshwater	N/A	Nil	N/A	N/A	N/A	N/A
Overall Total		209,865				

The Aquarius Directors comprise all of the members of the administrative, supervisory or management bodies of Aquarius. No Aquarius Director or senior executive has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Company and which was effected by any member of the Aquarius Group in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

There are no guarantees provided by any member of the Aquarius Group for the benefit of the Directors.

Within the period of five years preceding the date of this document, none of the Directors or senior executives:

(a) has any convictions in relation to fraudulent offences;

(b) has been a director or senior manager (who is relevant to establishing that a company has the appropriate expertise and experience for the management of that company) of any company at the time of any bankruptcy, receivership or liquidation of such company; or

(c) has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

None of the Directors has any potential conflicts of interests between their duties to the Company and their private interests or other duties.

The remuneration of the Directors will not be varied.

8 Remuneration details, Directors' service contracts and letters of appointment

8.1 Remuneration of Directors

In the financial year ended 30 June 2008, the aggregate total remuneration paid (including contingent or deferred compensation) and benefits in kind granted (under any description whatsoever) to the Directors by members of the Aquarius Group was as set out on page 78 of the 2008 Annual Report and Accounts.

Under the terms of his service contracts and applicable incentive plans, in the year ending 30 June 2008, Mr Murray, the only Executive Director was entitled to the remuneration and benefits set out below:

	Salary/fees	Performance bonus	Pension allowance	Benefits	2008 Total
			(U.S.$)		
Executive Directors					
S.A. Murray	853,999	756,789	43,060	Nil	1,653,848

The Non-Executive Directors received the following fees for the year ending 30 June 2008:

	Aquarius Board fees	Aquarius Board committee fees	Total 2008
		(U.S.$)	
N.T. Sibley (Chairman)	195,000	Nil	195,000
D.R. Dix	75,000	7,500	82,500
G.E. Haslam	75,000	19,500	94,500
Sir W. Purves	75,000	30,000	105,000
T. Freshwater	75,000	Nil	75,000
K. Moma	75,000	Nil	75,000
Z. Mankazana	Nil	Nil	Nil

No Director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The Non-Executive Directors did not receive any bonus payments or benefits.

Other than as set out in the tables above, in the financial year ended 30 June 2008 no amount was set aside or accrued by the Aquarius' Group to provide pension, retirement or other benefits to the Directors.

Details of the Executive Director's notice periods under his service contracts are set out below:

8.2 Directors' service contracts and letters of appointment

Name	Date of current contract/employing company	Notice period – from company	Notice period – from executive
Mr. S.A. Murray	21 August 2001 (AQPSA)	six months	six months
Mr. S.A. Murray	21 August 2001 (Aquarius)	six months	six months

Executive Director

Mr. Murray has an executive services agreement with Aquarius and an employment agreement with AQPSA, which are both terminable by either party on six months' notice.

Under the employment contract, Mr Murray's salary is U.S.$84,000 per annum. In addition, Mr Murray is entitled to director's fees of ZAR240,000 per annum, medical aid subscription retirement fund benefits and benefits under Aquarius' group life scheme. Mr Murray is also entitled to participate in the Aquarius Share Plan. Under the executive services contract, Mr Murray's salary is U.S.$36,000 per annum. In addition, Mr Murray is entitled to directors' fees of U.S.$30,000 per annum, and a subsistence allowance of U.S.$120 a day which applies for each day of absence from South Africa whilst on business of the Company, as well as other entitlements.

Both agreements also entitle Mr Murray to participate in the Company's incentive bonus scheme, which is based on Company and individual performance. The maximum amount available for the Chief Executive Officer is up to a maximum of 100 per cent. of annual salary. The grant of such bonus is at the discretion of the Remuneration Committee.

Non-Executive Directors

The Non-Executive Directors do not have service contracts or notice periods, although they each have letters of engagement reflecting their responsibilities and commitments. Under the Bye-laws, all Directors (other than the Managing Director) must retire by rotation and seek re-election by Shareholders at least every three years. The dates in the table below reflect the latest date for re-election. Other than the Chairman, whose letter of appointment contains a six month notice period, no compensation would be paid to any Non-Executive Director in the event of early termination.

The original date of appointment as a Director of the Company and the latest date for the next re-election are as follows:

	Date first appointed	Latest date for next re-election
N. T Sibley	26 January 1999	2009/2010
S.A. Murray	21 May 2001	N/A
Sir W. Purves	10 February 2004	2010/2011
D. Dix	31 March 2004	2010/2011
G.E. Haslam	01 May 2004	2009/2010
T.G. Freshwater	09 August 2006	November 2009
K. Moma	07 November 2006	November 2010
Z.S. Mankazana	07 February 2007	November 2011

The Directors have held the following directorships and/or been a partner in the following partnerships within the five years prior to the date of this document.

Name	Position	Company/Partnership	Position still held
Nicholas T. Sibley	Director	Asia Pacific Fund Inc	Yes
		Sefton Park Ltd	Yes
	Director	Stockland Group Ltd	Yes
	Director	Jacksonton Ltd	Yes
	Director	Chirin Asia Pacific Fund Ltd	Yes
	Director	Chirin Asia Pacific Master Fund Ltd	Yes
	Director	Tanzanite One Ltd	Yes
	Director	Corney & Barrow Group Limited	Yes
	Director	Wah Kwong Maritime Transport Holdings Ltd	Yes
Stuart A. Murray	Director	Simmer and Jack Mines Limited	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited	Yes
	Director	Aquarius Platinum (South Africa) Corporate Services (Proprietary) Limited	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited t/a Kroondal Mine	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited t/a Marikana Mine	Yes
	Director	Platinum Mile Resources (Proprietary) Limited	Yes
	Director	Magliesburg Properties (Proprietary) Limited	Yes
	Director	Mimosa Mining Company (Private) Limited	Yes
		Mimosa Holdings (Private) Limited	
	Director	Mimosa Investments Limited	Yes
	Director	Lexshell 100 General Trading	Yes
	Director	Aquarius Platinum (Australia) Limited	Yes
	Director	Aquarius Platinum Corporate Services Pty Ltd	Yes
	Director	Signature Metals Limited	Yes
Sir William Purves	Director	Trident Safeguards	No
	Director	Hakluyt & Co Ltd	No
	Director	Asia Investment Corporation	No
	Director	Reuters Founders Share Company Ltd	Yes
	Director	BW Group Ltd	Yes
David Dix	Director	Quadrem International Holdings, Inc	Yes
		Ashmore Oil Pty Limited	Yes
		Puffin Installation Services Pte Ltd	Yes
		AED Services Pte Ltd	Yes
		Quadrem Netherlands B.V.	Yes
		Woodlea Group PTY LTD	Yes
Tim Freshwater	Director	Goldman Sachs (Asia) L.L.C.	Yes
	Director	Goldman Sachs (Asia) Securities Limited	Yes
	Director	Cliffewood Limited	Yes
	Director	Shek O Development Company Limited	Yes
	Director	COSCO Pacific Limited (1199)	Yes
	Director	The Hong Kong Club	Yes
	Director	Swire Pacific Limited (19)	Yes
	Director	Chong Hing Bank Limited	Yes

Name	Position	Company/Partnership	Position still held
	Director	Goldman Sachs JBWere Pty Ltd	Yes
	Director	Goldman Sachs JBWere Group Holdings Pty Ltd	Yes
	Director	Grosvenor Asia Pacific Limited	Yes
	Director	Stocker Limited	Yes
	Director	The Community Chest of Hong Kong	Yes
G. Edward Haslam	Director	Talvivaara plc	Yes
	Director	Namakwa Diamonds Limited	Yes
	Director	Furuya Metals Ltd, Tokyo	No
	Director	Lonmin Plc	No
	Director	Cluff Gold plc	No
Kofi Morna	Director	Aquarius Platinum South Africa (Pty) Ltd	Yes
	Director	Platinum Mile (Pty) Ltd	Yes
	Director	Savannah Platinum (SPV) Pty Ltd	Yes
	Director	Savannah Resources (Pty) Ltd	Yes
	Director	Mkhombi Mining (Pty) Ltd	Yes
	Director	Mkhombi Holdings (Pty) Ltd	Yes
	Director	Mkhombi Services (Pty) Ltd	Yes
	Director	Metanza Furnace Technologies (Pty) Ltd	Yes
	Director	Metanza Processors (Pty) Ltd	Yes
	Director	L A Crushers (Pty) Ltd	No
	Director	Delta Iron Ore (Pty) Ltd	Yes
Zwelakhe Mankazana	Director	Ubambo Investment Holdings Ltd	No
	Director	Emerald Casino Resort (Pty) Ltd	No
	Director	Business Venture Investments No. 626 (Pty) Ltd	Yes
	Director	Savannah Resources (Pty) Ltd	Yes
	Director	Savannah Platinum SPV (Pty) Ltd	Yes
	Director	Aquarius Platinum (South Africa) (Pty) Ltd	Yes
	Director	Lexshell 700 (Pty) Ltd (Name change to Digital Universe (Pty) Ltd	Yes
	Director	Digital Sky Investments (Pty) Ltd	Yes
	Director	SA Direct TV Ltd	Yes
	Director	Cell C (Pty) Ltd	Yes
	Director	3C Telecommunications (Pty) Ltd	Yes

9 Aquarius Board practices

The Company is duly incorporated and existing under the laws of Bermuda and the Aquarius Board is in compliance with its obligations under applicable Bermuda law, including the Companies Act and in particular, the Company has not failed to make any filings with any Bermuda government authority or to pay any Bermuda government fee or tax, which would make it liable to be struck off the Register of Companies of Bermuda and thereby cease to exist under the laws of Bermuda. Aquarius is committed to the ASX Corporate Governance Principles and Recommendations (the **Recommendations**). The ASX Listing Rules require every listed company to provide a statement in their annual report disclosing the extent to which they have followed the Recommendations in the reporting period. Where companies have not followed the Recommendations, they must identify the Recommendations that have not been followed and give reasons for not following them. As at 27 July 2009, Aquarius is compliant with the Recommendations save as:

(a) Performance evaluation of the Aquarius Board and key executives: The Aquarius Board conducts its performance review of itself on an ongoing basis throughout the year. The small size of the Company and hands on management style requires an increased level of interaction between Directors and executives throughout the year. The Aquarius Board members meet amongst themselves and with management both formally and informally. The Aquarius Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Aquarius Group.

(b) Disclosure of remuneration policy and procedures: The Aquarius Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the Recommendations, the Company advises that the total amount paid to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

The Recommendations require that a majority of the Aquarius Board should be independent. Aquarius has 8 Directors, 5 of whom are independent non-executive directors: Mr. N.T. Sibley, Mr. D.R. Dix, Mr. G.E. Haslam, Sir W. Purves and Mr. T. Freshwater.

The Aquarius Board has established three committees: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

9.1 The Audit/Risk Committee

The Audit/Risk Committee assists the Aquarius Board in discharging its responsibilities with regard to the Company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Audit/Risk Committee is governed by a charter approved by the Aquarius Board.

The Audit/Risk Committee consists of:

- four members;
- only Non-Executive Directors;
- only independent Directors; and
- an independent chairperson, who is nominated by the Aquarius Board from time to time but who shall not be the chairperson of the Aquarius Board.

The members of the Audit/Risk Committee at the date of this document are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

The Aquarius Board deems all members of the Audit/Risk Committee to have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Audit/Risk Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Aquarius Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Audit/Risk Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Audit/Risk Committee assesses the Company's structure, business and controls annually. It ensures the Aquarius Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the Company in a timely manner.

The Audit/Risk Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Audit/Risk Committee and distributes minutes to all Aquarius Board members.

9.2 The Remuneration and Succession Planning Committee

The members of the Remuneration and Succession Planning Committee at the date of this document are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Remuneration and Succession Planning Committee is governed by a charter approved by the Aquarius Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Aquarius Board deems all members of the Remuneration and Succession Planning Committee to have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Remuneration and Succession Planning Committee are Non-Executive Directors, both of whom the Aquarius Board consider independent.

The Remuneration and Succession Planning Committee reviews compensation arrangements for the Directors and the executive team.

The Remuneration and Succession Planning Committee also assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum Shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the Company's financial and operational performance.

In carrying out its responsibilities, the Remuneration and Succession Planning Committee is authorised by the Aquarius Board to secure the attendance of any person with relevant experience and expertise at Remuneration and Succession Planning Committee meetings, and if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Remuneration and Succession Planning Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Remuneration and Succession Planning Committee does not allow for retirement benefits of Non-Executive Directors; Non-Executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

The Remuneration and Succession Planning Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Aquarius Board members.

9.3 The Nomination Committee

In order to fulfil the Company's responsibility to Shareholders to ensure that the composition, structure and operation of the Aquarius Board is of the highest standard, the full Aquarius Board acts as the Nomination Committee. The Aquarius Board believes the input of all Directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Aquarius Board is guided by a charter, a summary of which is available on the Company's website, www.aquariusplatinum.com. The Aquarius Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Nomination Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Aquarius Board members.

Appointments are referred to Shareholders at the next available opportunity for election in general meeting.

10 Significant shareholdings

As at 27 July 2009 (being the last practicable date prior to publication of this document) the Company had been notified of or was otherwise aware of the following Shareholders who were directly or indirectly interested in 3 per cent. or more of the issued Common Shares:

	As at 27 July 2009	
	Common Shares	**per cent. of share capital**
Savannah Consortium[1]	68,658,728	16.54
HSBC Custody Nominees (Australia) Limited	28,916,883	6.97
Chase Nominees Limited	22,593,020	5.44
J P Morgan Nominees Australia Limited	20,425,102	4.92
Nutraco Nominees Limited	16,868,131	4.06

Note:

(1) Savannah Consortium's holding comprises holdings by Savannah (representing 64.29 per cent. of the SavCon holding), Chuma (representing 25.55 per cent. of the SavCon holding) and Malibongwe (representing 10.16 per cent. of the SavCon holding).

Save as disclosed in this paragraph 10, Aquarius is not aware of any person who as at 27 July 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, has a holding which exceeds the threshold of 3 per cent. or more of the total voting rights attaching to its issued share capital.

Aquarius is not aware of any persons who, as at 27 July 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, jointly or severally, exercise or could exercise control over Aquarius nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the Shareholders referred to in this paragraph 10 has different voting rights from any other holder of Common Shares in respect of any Common Shares held by them.

11 Subsidiaries

Members of the Aquarius Group

Aquarius is the parent company of the Aquarius Group. The following table contains a list of the principal subsidiaries of Aquarius (each of which is considered by Aquarius to be likely to have a significant effect on the assessment of the assets, liabilities, the financial position and/or the profits and losses of the Aquarius Group):

Name	Percentage ownership interest and voting power	Field of activity	Country of incorporation
Aquarius Platinum (South Africa) (Pty) Ltd	100 per cent.	PGM producer	South Africa
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	100 per cent.	PGM producer	South Africa

Jointly Controlled Entities

Details of jointly controlled entities are as follows:

		% Equity Interest	
Name	Country of Incorporation	2008	2007
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Platinum Mile Resources (Pty) Ltd	South Africa	50%	—

12 Employees

Financial year	Total number of Employees and Contractors
FY06/07	8,788

Financial year	Total number of Employees and Contractors
FY07/08	9,151
FY08/09	9,938
FY09/10 (as at 31 May 2009)	8,752

13 Aquarius Share Plan and Aquarius Option Plan

Aquarius currently has the Aquarius Share Plan and the Aquarius Option Plan for directors and employees. The Aquarius Board administers the Aquarius Share Plan and the Aquarius Option Plan, which were established in 2008.

13.1 Aquarius Share Plan

The terms and conditions of the Aquarius Share Plan are outlined below:

Entitlement to participate: participation in the Aquarius Share Plan by an Eligible Employee (as defined in the Aquarius Share Plan) will be at the discretion of the Aquarius Board, having regard to:

(a) the seniority of the Eligible Employee;

(b) the length of service of the Eligible Employee with the Company or subsidiary;

(c) the record of the Eligible Employee with the Company or subsidiary;

(d) the potential contribution of the Eligible Employee to the growth and profitability of the Company or subsidiary; and

(e) any other matters which the Aquarius Board considers relevant.

Invitations: the Aquarius Board may issue invitations to an Eligible Employee for the number of Common Shares specified in the invitation.

Number of Common Shares: the number of Common Shares that may be offered to an Eligible Employee is entirely within the discretion of the Aquarius Board.

Trustee to acquire shares: the Aquarius Board can authorise the Trustee (as defined in the Aquarius Share Plan) to purchase Common Shares and hold them as either unallocated Common Shares or as Common Shares for and on behalf of an Eligible Employee. The Eligible Employee who has been issued Common Shares ("Participant") may require the Trustee to transfer the Common Shares held by the Trustee on behalf of the Participant to the Participant subject to satisfaction of any performance criteria or vesting conditions imposed by the Aquarius Board. The Aquarius Board may also direct the Trustee to allocate to a Participant Shares purchased as unallocated Common Shares.

Departure of a Participant: If a Participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Aquarius Board then, subject to the Aquarius Board's discretion, the Common Shares that were held on behalf of the Participant will be held by the Trustee as unallocated Common Shares.

Change of control of the Company: The Company must notify the Participant within 10 business days of a Change of Control Event (as defined in the Aquarius Share Plan). Notwithstanding any performance conditions or vesting periods imposed by the Aquarius Board, a Participant may require the Trustee to transfer to a Participant all the Common Shares held by the Trustee on behalf of the Participant at any time following a Change of Control Event.

Common Shares remaining with Trustee after 10 years: each Participant irrevocably directs the Trustee to sell on behalf of the Participant any Common Shares remaining with the Trustee after 10 years.

13.2 Aquarius Option Plan

The terms and conditions of the Aquarius Option Plan are outlined below:

Entitlement to participate: participation in the Aquarius Option Plan by an Eligible Employee (as defined in the Aquarius Option Plan) will be entirely at the discretion of the Aquarius Board.

Invitations: the Aquarius Board may issue invitations to an Eligible Employee for the number of options specified in the invitation.

Number of options: the number of options that may be offered to an Eligible Employee is entirely within the discretion of the Aquarius Board. Each option will entitle the holder to one Common Share, upon payment of the exercise price in full upon application, prior to the expiry date.

Issue Price: options granted under the Aquarius Option Plan will be granted free of charge.

Exercise Price: the exercise price of options granted under the Aquarius Option Plan will be determined by the Aquarius Board.

Expiry Date: the expiry date of the options will be determined by the Aquarius Board, but shall automatically expire after 10 years.

Lapse of options: if at any time a Participant ceases to be an Eligible Employee, the options will lapse after one month, however if the Participant ceases to be an Eligible Employee because they retire, become bankrupt or die, the options will lapse after 12 months.

Participation in future issues: A Participant cannot participate in new issues of Common Shares or other securities to holders of Common Shares unless the Common Shares in respect of the Participant's options have been issued. Different rules will apply in the event the Company makes a pro rata bonus issue of Common Shares or a pro rata issue of securities.

Reorganisation: if any reorganisation of the issued share capital in the Company occurs, the number of Common Shares delivered in respect of each option or the amount payable, if any, will be reorganised in the manner as specified in the ASX Listing Rules.

Change of control of the Company: upon a Change of Control Event (as defined in the Aquarius Option Plan), the Aquarius Board may at its discretion resolve that the vesting conditions are deemed to have been satisfied in respect of some or all of the options.

No Transfer: options granted under the Aquarius Option Plan may not be transferred without the prior written approval of the Aquarius Board.

Adjustment of options: if, prior to the expiry of an option granted under the Aquarius Option Plan, there is a reorganisation of the issued hare capital of the Company (including a consolidation, subdivision or reduction of capital or return of capital to Shareholders), the number of shares subject to the option and/or the exercise price will be adjusted in the manner required by the ASX Listing Rules.

Shares issued on Exercise of options: Common Shares which are issued as a result of the exercise of options granted under the Aquarius Option Plan will rank equally in all respects with all Common Shares on issue and the Company will apply for quotation of those shares on the ASX, LSE and JSE.

Limit on number of options that may be granted under the Aquarius Option Plan: The Remuneration Committee must ensure that it does not grant options under the Aquarius Option Plan if the number of options, when added together with:

- shares issued on the exercise of options granted within the previous three years under any share option scheme;
- shares remaining issuable in respect of options granted on the same date or within the previous three years under any share options scheme; and
- shares issued on the same date or within the previous three years under any share option scheme in respect of monies made available by the Company,

exceeds 10 per cent. of the issued capital of the Company on the day before the grant date.

14 Pension benefits

Employer entities within the Aquarius Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. In 2008, contributions made by the Aquarius Group ranged from 8 per cent. to 20 per cent. of the employee's base salary.

15 Environmental issues

Aquarius is conscious of the potential impact of mining on the environment in which its operations are located and mindful of its obligation to mitigate this impact. The Aquarius Group's environmental policy and its Code of Ethics govern environmental management and compliance at the AQPSA operations. They ensure that the operations are managed in full compliance with local legal requirements, at minimum, and adopt and develop good practice. Environmental management plans (**EMPs**), developed in line with legislation, are in place at all operations. An annual external audit is undertaken to review compliance of these EMPs and this audit is submitted to the Zimbabwe Department of Minerals and Energy for review. The Aquarius Group has adopted the ISO 14001 standard as the basis for its environmental management system and implementation of this standard has begun. Certification of all operations is planned for end of the year ended 30 June 2009. Priority is given to environmental management issues involving water, energy, carbon emissions, and land-use rehabilitation.

16 Litigation

AQPSA is currently involved in an ongoing dispute with Moolman. It was agreed, and an order taken on 2 March 2009, that the claims in the action proceedings be referred to trial.

The dispute concerns Moolman seeking declaratory relief as to the meaning of the "rise and fall" provisions of the contract between APQSA and Moolman, payment in terms of the rise and fall provisions thereof; payment for standing time, damages arising from the early termination of the contract and payment for services in terms of the contract prior to termination.

AQPSA seeks a declaratory relief ordering (amongst other) that the contract was lawfully rescinded and no claims can arise from it whether in terms of the "rise and fall" provisions or at all and damages.

The amount counterclaimed by Moolman is ZAR472,000,000. Having taken legal advice however, the board of directors of AQPSA are of the view that the counterclaim will not be successful and that there is no exposure to the Company.

Other than as set out above, no member of the Aquarius Group is engaged in or, so far as Aquarius is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months immediately preceding the date of this document), a significant effect on the Company's and/or the Aquarius Group's financial position or profitability.

17 Material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Aquarius Group (i) within the two years immediately preceding the date of this document which are, or may be, material to the Aquarius Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Aquarius Group as at the date of this document:

17.1 Placing and Rights Issue Underwriting Agreement

Pursuant to a Placing and Rights Issue Underwriting Agreement dated 26 March 2009 between Aquarius, Merrill Lynch International and Euroz (**Placing and Rights Issue Underwriting Agreement**), Merrill Lynch and Euroz underwrote the Placing as to settlement in relation, respectively, to 82.5 per cent. and 17.5 per cent. of the Placing Shares.

In consideration of Merrill Lynch International's and Euroz's agreement to underwrite their respective proportions of the Placing Shares (as to settlement) and the Rights Issue Shares and Merrill Lynch International's and Euroz's services in connection with the Placing and the Rights Issue, and subject to Merrill Lynch International's and Euroz's obligations under the Placing and Rights Issue Underwriting Agreement having become unconditional and the Placing and Rights Issue Underwriting Agreement not having been terminated, the Company paid to Merrill Lynch International and Euroz (i) a commission of 3.0 per cent. of the aggregate value of the Placing Shares at the Placing Price, (ii) commission of 4.0 per cent. on the aggregate value of the number of Rights Issue Shares at the Issue Price, and (iii) in the Company's sole discretion, a discretionary fee of 1 per cent. of the aggregate value of either or both (a) the Placing Shares at the Placing Price and (b) the Rights Issue Shares at the Issue Price, in each case apportioned between them in proportion to their underwriting commitment.

The Company has given certain representations, warranties and indemnities to Merrill Lynch International and Euroz. The liabilities of the Company are unlimited as to time and amount.

17.2 Convertible Bond Underwriting Agreement

Pursuant to the Convertible Bond Underwriting Agreement dated 26 March 2009 among Aquarius, AQPSA and FirstRand Bank Limited (acting through its Rand Merchant Bank division), RMB underwrote the issue of ZAR500 million Convertible Bonds. The aggregate principal amount of the Convertible Bonds was increased to ZAR650 million pursuant to the exercise of RMB's option to increase the aggregate principal amount of the Convertible Bonds by an additional ZAR150 million in accordance with the terms of the Convertible Bond Underwriting Agreement.

In consideration of RMB's agreement to underwrite the Convertible Bond Issue, the Company agreed to pay to RMB, a base commission of 3 per cent. which can increase to a maximum average of 4.3 per cent. on the principal amount of the Convertible Bonds. The underwriting fee was determined in accordance with market rates as set out in the Convertible Bond Underwriting Agreement entered into between RMB and Aquarius dated 26 March 2009.

The Company has given certain representations, warranties and indemnities to RMB. The liabilities of the Company are unlimited as to time and amount.

17.3 Amended and Restated Facilities Agreement

On or about 15 April 2008, AQPSA entered into an amended and restated facilities agreement with FirstRand Bank Limited (**Amended and Restated Facilities Agreement**). The facilities available to AQPSA included the Bridge Loan Facility of approximately ZAR2.4 billion (U.S.$198.066 million). The Bridge Loan Facility accrued interest at a margin above three month JIBAR of initially 1.85 per cent. and escalated to 3 per cent. During the period ended 30 June 2008 the Bridge Loan Facility bore interest at an average rate of 13.14 per cent.

The facilities were secured by a first ranking fixed and floating charge over all assets of AQPSA. Prepayments of principal could be made in full or in part not more than once per calendar month and in an amount of not less than ZAR25 million. On each interest payment date a prepayment against the outstanding Bridge Loan Facility balance was made through a cash sweep of AQPSA's available credit balances in a minimum amount of ZAR1 million. The total amount available under the Bridge Loan Facility was due for repayment on 30 June 2009.

The amended and restated facilities agreement contained restrictions on distributions to shareholders of AQPSA and connected parties if an event of default was, or would have been as a result of the distribution, present and if the dividend cover ratio was not met. AQPSA was only permitted to make a distribution during September 2008 and March 2009 and any distribution was capped at ZAR330 million.

Part of the proceeds of the Placing, the Rights Issue and the Convertible Bond Issue were applied to repay the Bridge Loan Facility.

17.4 Mimosa Offtake Agreement

On 20 November 2007, Mimosa, Minerals Marketing Corporation of Zimbabwe (**MMCZ**) and Centametall Ag (**Centametall**) entered into a concentrate purchase agreement. The agreement supersedes a previous agreement between the parties. Under the agreement MMCZ, for and on behalf of Mimosa, will sell to Centametall the concentrate to be produced at the Mimosa mine containing nickel, copper, cobalt and PGMs. Mimosa is a wholly owned subsidiary of Mimosa Investments Limited, in which Aquarius has a 50 per cent. interest. The quantities of concentrate to be purchased under the agreement increase as the Mimosa mine expands. Under the agreement Mimosa is to deliver the concentrate to IRS Ltd's Smelting facility in South Africa. The purchase price for the concentrate varies according to the metal value contained in the concentrate and the quality of the concentrate. The agreement has an initial term of 15 years from the date of receipt of the first concentrate shipment. Thereafter, the contract continues in force until terminated by either party on prior written notice to the other.

17.5 Pooling and Sharing Agreement 1 (P&SA1)

In June 2003, AQPSA and RPM entered into the P&SA1 in relation to their respective mineral rights and assets at and around the Kroondal mine. The P&SA1 became effective on 1 November 2003. Under the P&SA1, AQPSA agreed to provide access to the mineral rights vested in the Kroondal mine, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. RPM agreed to contribute a portion of the UG2 orebody on the Rustenburg Platinum mine. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The agreement provides for the AQPSA management team to remain in place at

Kroondal and to report on a quarterly basis to a committee comprising representatives from both AQPSA and RPM. The agreement contains a put option in favour of AQPSA, whereby if the P&SA1 is terminated prior to the end of life of the RPM mine, AQPSA shall be entitled to put the AQPSA assets relating to the Kroondal mine to RPM and RPM will be obliged to acquire the assets at a price determined in accordance with the P&SA1.

17.6 Pooling and Sharing Agreement 2 (P&SA2)

In July 2005, AQPSA and RPM entered into the P&SA2 in relation to their respective mineral rights and assets at and around Marikana. The P&SA2 became effective on 22 September 2005. Under the P&SA2, AQPSA agreed to provide access to the mineral rights vested in Marikana, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. RPM agreed to contribute portions of the UG2 ore reserves on the Rustenburg Platinum mine. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The P&SA2 contains provisions relating to "super profits", which are defined as profit margins in excess of 50 per cent. In the event of there being super profits, the portion of profit margins above the 50 per cent. margin will be split in favour of RPM in the ratio 55 per cent. to RPM and 45 per cent. to AQPSA. In the event of a change of control in Aquarius, the P&SA2 provides that RPM may take over management of P&SA2 and may elect, under specific circumstances, to purchase the AQPSA mining and mineral asset contributions to P&SA2 at an independently determined market value. The acceptance by RPM of this offer triggers mandatory prepayment under the amended and restated facilities agreement. If RPM does not accept this offer, the lenders under the amended and restated facilities agreement are entitled to decide whether they wish to continue providing the facilities. The agreement provides for the AQPSA management team to remain in place at Marikana and to report on a quarterly basis to a committee comprising an equal number of representatives from both Aquarius and RPM.

17.7 Implementation Agreement

Aquarius and Ridge entered into an implementation agreement on 26 March 2009, which contains certain obligations in relation to the Acquisition and the conduct of Ridge's operations prior to completion of the Acquisition or termination of such agreement.

Under the Implementation Agreement, Ridge has agreed with Aquarius an inducement fee of an amount equal to 1 per cent. of the value of Ridge as at the date of the Rule 2.5 Announcement (together with any amount payable in respect of any VAT chargeable on the inducement fee but only to the extent that such VAT is recoverable (whether by repayment or credit) by Ridge or the representative member of Ridge's VAT group) if, in summary:

(i) the directors of Ridge withdraw or adversely modify or qualify their recommendation (or intention to recommend) to the shareholders of Ridge to vote in favour of the scheme of arrangement at the relevant court and shareholder meetings (or if applicable to accept the offer) or they at any time decide not to proceed with the scheme of arrangement; or

(ii) a Third Party Transaction is announced prior to the Acquisition lapsing or being withdrawn and that or another Third Party Transaction is either recommended by the directors of Ridge and/or becomes or is declared unconditional in all respects or is completed.

In addition, Aquarius agreed to pay Ridge a break fee of an amount equal to U.S.$1,022,000. The break fee was payable by Aquarius if the pre-condition relating to the successful outcome of the Placing, the Rights Issue and Convertible Bond Issue was not satisfied or waived and as a result the

Rule 2.5 Announcement was not released at or before 7.00 a.m. on 15 May 2009. The break fee was not be payable if the pre-condition relating to the successful outcome of the Placing, Rights Issue and Convertible Bond Issue had not been satisfied or waived as a result of an adverse change or deterioration having occurred in the business assets, financial or trading position or prospects of the Ridge Group where that adverse change or deterioration was not known to Aquarius at the date of the implementation agreement.

17.8 Blue Ridge Funding Agreement

Blue Ridge Platinum has entered into a facility agreement dated 13 May 2009 with Rand Merchant Bank, a division of FirstRand Bank Limited (**RMB**) to provide a Bridge Facility of ZAR200 million, plus raising and legal costs, to the Blue Ridge Mine, repayable by 31 December 2009 (**Bridge Facility**). The Bridge Facility will accrue interest at a rate of JIBAR plus six per cent. up and until 30 June 2009, escalating to JIBAR plus seven per cent. thereafter.

On 13 May 2009, Aquarius entered into a bridge loan undertaking with RMB, whereby in exchange for a fee payable by RMB to Aquarius, RMB shall be entitled to cede, against full payment of the outstanding amount of the Bridge Facility, the Bridge Facility to Aquarius upon the occurring of the earliest of the following events:

- the relevant South African Competition Authorities approving the Acquisition; or
- the Acquisition terminating for whatever reason.

Should the Acquisition be successful, it is intended that the Bridge Facility would be refinanced by Aquarius providing a long term secured facility to the Blue Ridge Mine to the value of the outstanding balance, including accrue interest up to that point, on the Bridge Facility.

The shareholders of Blue Ridge Platinum, being Ridge and Imbani, have further committed to provide additional equity funding to the Blue Ridge Mine of an aggregate amount of ZAR110 million, as and when such funding might be called upon from the Blue Ridge Term Lenders. To the extent that Imbani is unable to contribute its proportion of such equity funding, Aquarius has undertaken to contribute the full ZAR110 million with a consequent adjustment to the respective shareholdings of the partners in Blue Ridge Platinum, on the basis prescribed by the shareholders' agreement in relation to Blue Ridge Platinum.

Should the Acquisition not be successful, the Bridge Facility would become repayable on its maturity date of 31 December 2009. In the event of default under this loan, the approval of the majority of the secured lenders (measured on the basis of outstanding debt held at the relevant time) will be required in order for any lenders to enforce their rights against Blue Ridge Platinum pursuant to the relevant security arrangements. In the event that the majority consent to enforce security is not obtained, the following provisions will apply pursuant to the terms of the Bridge Loan Conversion Agreement entered into between Ridge, Blue Ridge Platinum, Imbani and Aquarius:

- to the extent that Blue Ridge Platinum cannot repay the loan on or before 31 December 2009, Aquarius will grant an extension of three months (the **First Extension Period**) for the repayment of the loan, and the interest rate payable on the loan would escalate by three per cent. to JIBAR plus 10 per cent.;
- should the Bridge Facility not be repaid within the First Extension Period, a further extension of three months (the **Second Extension Period**) will be granted, during which period the interest rate will increase by a further 5 per cent. to JIBAR plus 15 per cent.;

- during this Second Extension Period Aquarius can call on Ridge for the repayment of the Bridge Facility, failing which, at the end of the Second Extension Period, 45 days will be provided before Aquarius can convert the accrued outstanding balance of the Bridge Facility into equity in Blue Ridge Platinum;
- in the event that Ridge settles the Bridge Facility the amount so settled will be recognised as an interest bearing, subordinated shareholders' loan in Blue Ridge Platinum;
- the conversion into equity will be in accordance with the provisions set out in the Blue Ridge shareholders' agreement and such dilution would be exclusively at the expense of Ridge; and
- for a period immediately prior to Aquarius triggering the aforementioned conversion right, each of Imbani, the IDC and the DBSA (acting collectively) will have the right, but not the obligation, to acquire the Bridge Facility and its concomitant entitlement in respect of the conversion as set out above from Aquarius.

17.9 Aquarius Buy Back and AQPSA Buy Back

On 15 April 2008, Aquarius entered into an agreement with Impala Platinum whereby Aquarius agreed to repurchase for cancellation 21,425,898 Aquarius Shares (approximately 8.4 per cent. of Aquarius' issued share capital at the time) held by Impala Platinum for a price of £6.71 per Aquarius Share representing a total consideration of approximately £143.8 million (the **Aquarius Buy Back**). Simultaneously, Aquarius' South African subsidiary AQPSA entered into an agreement with Impala Platinum whereby AQPSA agreed to repurchase for cancellation 280 ordinary shares in the share capital of AQPSA (constituting 20 per cent. of the issued share capital of AQPSA at the time) held by Impala Platinum for a total consideration of U.S.$504.9 million (the **AQPSA Buy Back**). The U.S.$504.9 million comprised a cash payment of U.S.$459 million to Impala Platinum and a Secondary Tax on Companies charge of $45.9 million, as required under South African tax legislation. The AQPSA Buy Back occurred simultaneously with the Aquarius Buy Back.

Following the transaction, Aquarius' shareholding in AQPSA increased from 54 per cent. to 67.5 per cent. and SavCon's shareholding in AQPSA (as AQPSA's BEE partner) increased from 26 per cent. to 32.5 per cent. Aquarius raised $368 million to finance the Aquarius Buy Back, and to assist AQPSA with the financing of the AQPSA Buy Back, through an accelerated book build placing to institutional investors (see further paragraph 17.10 below). The remainder of the consideration was funded through a combination of cash resources available to the Aquarius Group and debt provided to AQPSA through the Bridge Loan Facility described in paragraph 17.3 above.

17.10 2008 Placing Agreement

On 15 April 2008, Aquarius entered into an agreement (the **2008 Placing Agreement**) with RMB Morgan Stanley Proprietary Limited (as the **Bookrunner**), Morgan Stanley & Co. International plc (**MS**) and FirstRand Bank Limited (acting through RMB) in relation to the placing of 23,144,000 Aquarius Shares through an accelerated book build to institutional investors (the **2008 Placing**). Pursuant to the terms of the 2008 Placing Agreement, Aquarius issued and allotted 23,144,000 Aquarius Shares to RMB and MS for further sale and delivery to placees procured by RMB and MS. The book build process was run by the Bookrunner with Euroz and Investec Bank (UK) Limited acting as co-lead managers. The 2008 Placing was completed and 23,144,000 Aquarius Shares were allotted to the placees for a consideration of $368 million. Aquarius agreed to pay RMB and MS (i) in aggregate a commission of 1.75 per cent. of the value of the Aquarius Shares at a placing price of 800 pence per share, and (ii) in Aquarius' absolute discretion, a further commission of up to 0.25 per cent.

of the value of the Aquarius Shares at a placing price of 800 pence per share. Aquarius gave certain representations, warranties, undertakings and indemnities to RMB, MS and the Bookrunner.

18 Aquarius' ADR programme

On 22 July 2004 Aquarius started a new sponsored Level 1 American Depository Receipt (**ADR**) program. A Level 1 ADR allows non-US listed companies to trade in a US Dollar form. An ADR is a negotiable US certificate representing ownership of shares in a non-US corporation. ADRs are quoted and traded freely like other securities in the U.S. Over-the-Counter (**OTC**) market. Dividends are paid to investors in US Dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-US securities by US investor, and to provide a corporate finance vehicle for non-US companies.

The program is administered by Deutsche Bank.

19 South African Exchange Control Regulations

19.1 Inward listing on the JSE

The Company has obtained South African Reserve Bank (**SARB**) approval for the secondary (inward) listing of its Common Shares on the JSE.

The SARB approval specifically provides the following:

- the approval of the inward listing of the Common Shares on the JSE; and
- the Company's South African Shareholders will be treated according to the provisions of Section H.(A) of the Exchange Control Rulings following the secondary (inward) listing of the Common Shares on the JSE.

Upon the listing of the New Shares on the JSE, the Exchange Control Regulations provided for in Section H of the Exchange Control Rulings will apply to the acquisition of New Shares by South African residents.

The following is a summary of Exchange Controls insofar as they have application to South African residents in relation to the holding of Common Shares. This summary description is intended as a guide only and is therefore not comprehensive. If you are in any doubt you should consult an appropriate professional adviser immediately.

19.2 South African individuals

South African individuals will be able to acquire Common Shares on the South African branch register, via the JSE, without restriction. Consequently, the purchase of Common Shares by a South African individual will not affect such person's offshore investments allowance. A South African individual need not take any additional administrative actions and can instruct its broker to, buy and sell Common Shares on its behalf as it would with any other listed security on the JSE.

19.3 South African institutional investors

South African retirement funds, long-term insurers, collective investment scheme management companies and asset managers may invest in approved inward listed instruments based on foreign reference assets or issued by foreign entities, using their permissible foreign portfolio investment allowances.

South African institutional investors may utilise their general foreign portfolio investment allowance to acquire Common Shares pursuant to the issue.

19.4 Member brokers of the JSE

A special dispensation has, in terms of Section H(E) of the Exchange Control Rulings, been provided to local brokers to facilitate the trading of inward listed securities on the JSE. South African brokers are now allowed, as a book building exercise, to purchase securities offshore and to transfer them to the South African branch register. This special dispensation is confined to securities of inward listed companies and brokers may warehouse such shares for a maximum period of 30 days only.

19.5 South African corporate entities and trusts

South African corporate entities or trusts will be able to acquire securities on the South African securities branch register, via the JSE, without restriction. A South African corporate entity or trust need not take any additional administrative actions and can instruct its broker to accept, buy and sell securities on its behalf as it would with any other listed security on the JSE.

19.6 Non residents of the Common Monetary Area

Non-residents of the Common Monetary Area may acquire securities on the JSE, provided that payment is received in foreign currency of ZAR from a non-resident account. Proceeds from the sale of securities by non-residents are freely transferable. However, former residents of the Common Monetary Area who have emigrated may not use emigrant blocked funds to acquire Common Shares.

19.7 Rights Issues

South African institutional investors, corporates, banks, trusts, partnerships and private individuals will be allowed to exercise their rights in terms of rights offers by the Company. Institutional investors will be given 12 months to realign their portfolios should they be in excess of their portfolio investment limits as a result of exercising their rights.

20 Other contingencies

Additional contingent liabilities arise in the normal course of the Aquarius Group's business. It is not currently anticipated that any material loss will arise from these transactions.

21 Related party transactions

Other than the descriptions of the material provisions of agreements and other arrangements between Aquarius and various individuals and entities that may be deemed to be related parties contained in the following parts of the following documents which have been incorporated by reference into this document (as further described in Part IX of this document), there are no related party transactions between the Company and members of the Aquarius Group that were entered into during the financial years ended 30 June 2006, 2007 and 2008 and during the period between 1 July 2008 and 27 July 2009 (the latest practicable date prior to the publication of this document):

(i) pages 129 - 130 (inclusive) – Note 35 (Related party disclosures) of Aquarius' 2008 Annual Report and Accounts;

(ii) pages 106 – 107 (inclusive) – Note 33 (Related party disclosures) of Aquarius' 2007 Annual Report and Accounts; and

(iii) pages 90 – 91 (inclusive) - Note 34 (Related party disclosures) of Aquarius' 2006 Annual Report and Accounts.

22 Dividends

The following table sets out the dividend per Common Share paid in each of the financial years ended 30 June 2006, 2007 and 2008:

	Dividend per Common Share (U.S.$ per Common Share)
2008	0.20
2007	0.14[1]
2006	0.08[1]

Note:

(1) Adjusted for three for one share split approved by Shareholders on 23 November 2007.

23 Working capital

Aquarius is of the opinion that the working capital available to the Aquarius Group is sufficient capital for its present requirements, that is for at least 12 months from the date of publication of this document.

24 No significant change

There has been no significant change in the trading or financial position of the Aquarius Group since 31 March 2009 (the date to which the latest unaudited published interim financial information of the Aquarius Group was prepared).

25 Consents

Ernst & Young is a member firm of the Institute of Chartered Accountants in Australia and has given and not withdrawn its written consent to the inclusion herein of its report in Part IV of this document, in the form and context in which such report appears, and has authorised the contents of the part of this document which comprise its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

26 General

The consolidated financial statements of the Aquarius Group in respect of the three years ended 30 June 2006, 2007 and 2008 were reported on by Ernst & Young, the auditors of the Aquarius Group for the period of the historical financial information set out in this document. The auditors of the Company made reports in accordance with International Standards of Auditing in respect of each of the three financial years ended 30 June 2006, 2007 and 2008 and such reports were unqualified reports.

The consolidated financial statements of Ridge for the year ended 31 December 2008 reproduced in Part VI of this document include an auditor's report by PKF(UK) LLP in relation to the consolidated financial statements of Ridge for the year ended 31 December 2008. PKF (UK) LLP of Farringdon Place, 20 Farringdon Road, London EC1M 3AP, is a member of The Institute of Chartered Accountants in England and Wales and has no material interest in Aquarius.

The Company estimates that the aggregate costs of the issue of New Shares will be approximately £225,000.

The Existing Shares are in registered form, are capable of being held in uncertificated form and are admitted to ASX, the official list of the UK Listing Authority and the JSE and are traded on ASX, the London Stock Exchange's main market for listed securities and the JSE.

The New Shares will be in registered form and will be capable of being held in uncertificated form and title to such shares may be transferred by means of a relevant system, being the Australian Share Register or Strate. Where New Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where the New Shares are held on the Australian Share Register, a holding statement which sets out the number of New Shares allotted to that Shareholder will be provided. Where New Depository Interests are held in Euroclear UK, the relevant securities account of the admitted institutions will be credited.

The ISIN of the New Shares and New DIs once issued will be BMG0440M1284, being the same ISIN as the Existing Shares and Existing DIs.

27 Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company and at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (except Saturdays, Sundays and public holidays) for a period of 12 months following the date of publication of this document:

(a) the Memorandum of Association and Bye-laws of the Company;

(b) the report of Ernst & Young set out in Part IV of this document;

(c) the consent letters referred to in paragraph 25 of this Part VIII;

(d) a copy of the documents incorporated by reference as described in Part IX of this document; and

(e) a copy of this document.

28 Sources of information

28.1 General

Unless the source is otherwise stated and except as described below in relation to information on Ridge and other third party information:

- the industry and market data in this document have been extracted without material amendment from the Aquarius Group's management records;
- the non-financial operating data included in this document have been extracted without material amendment from the Aquarius Group's management records;
- the unaudited pro forma financial information included in this document in respect of the Aquarius Group has been extracted from the pro forma financial information contained in Part IV of this document; and
- the financial information included in this document in respect of the Aquarius Group has been extracted without material adjustment from Part III of this document, or has been extracted without material adjustment from the Aquarius Group's audited accounts for the years ended 30 June 2006, 30 June 2007 and 30 June 2008 which have been incorporated by reference from the Aquarius Group's Annual Report and Accounts for these years or from the Aquarius Group's accounting records which have been used to prepare that financial information.

28.2 Presentation of information on Ridge

This document contains:

- information on Ridge's securities, assets and liabilities, financial position, performance and prospects that has been extracted without material adjustment from Ridge's annual report and accounts for the year ended 31 December 2007, Ridge's directors' report and consolidated financial statements for the year ended 31 December 2008 and other information available on Ridge's website www.ridgemining.com; and
- information on Ridge's mineral resources and reserves included in this document that has been extracted without material adjustment from Ridge's annual report and accounts for the year ended 31 December 2007.

This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

28.3 Other information from third party sources

The information contained in this document (other than as described above in this paragraph 28) that has been extracted from a third party source comprises the information referred to in the section of this document headed "Important Information—Competitive statements" and Part I of this document which is sourced from Bloomberg and Datastream; trading price information in respect of the Common Shares and Ridge Shares on the London Stock Exchange which is sourced from Bloomberg; and certain commodity price information from the London Metal Exchange, the London Bullion Market and the Metal Bulletin. This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

29 July 2009

PART IX
RELEVANT DOCUMENTATION INCORPORATION BY REFERENCE

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to this document:

1. Aquarius' Annual Reports and Accounts for three financial years ended 30 June 2006, 30 June 2007 and 30 June 2008.

   These contain the audited consolidated financial statements of Aquarius for the financial years ended 30 June 2006, 30 June 2007 and 30 June 2008 prepared in accordance with IFRS together with audit reports in respect of each such year.

2. Aquarius' 2009 Half Year Results and 2008 Half Year Results for the six months ended 31 December 2008 and 31 December 2007 respectively.

3. The Placing and Rights Issue Document published by Aquarius on 30 March 2009.

   This contains Aquarius' 2009 Half Year Report for the six months ended 31 December 2008 (and the accompanying audit review report) and Aquarius' 2008 Half Year Report for the six months ended 31 December 2007 (and the accompanying audit review report).

4. The Supplementary Document published by Aquarius on 22 April 2009.

   This contains Aquarius' Q3 Results for the quarter ended 31 March 2009.

The table below sets out the various sections of such documents which are incorporated by reference into this document so as to provide the information required under the Prospectus Rules and to ensure that Shareholders and others are aware of all information which, according to the particular nature of Aquarius, the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of Aquarius and of the rights attaching to the New Shares.

Document	Section	Page numbers in such document
2008 Annual Report and Accounts	Operations at a glance	4-5
2008 Annual Report and Accounts	Chairman's letter	6-7
2008 Annual Report and Accounts	Chief executive officer's review	8-13
2008 Annual Report and Accounts	Market review	14-17
2008 Annual Report and Accounts	Review of operations	18-27
2008 Annual Report and Accounts	Operating statistics – four year review	28-29
2008 Annual Report and Accounts	Mineral Resource and Mineral Reserve statement	30-57
2008 Annual Report and Accounts	Exploration review	58-61
2008 Annual Report and Accounts	Director's report	74-78
2008 Annual Report and Accounts	Audit report	86
2008 Annual Report and Accounts	Consolidated income statement for year ended 30 June 2008	87
2008 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2008	88
2008 Annual Report and Accounts	Consolidated cash flow statement for year ended 30 June 2008	89
2008 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2008	90

Document	Section	Page numbers in such document
2008 Annual Report and Accounts	Notes to the consolidated financial statements	91-137
2008 Annual Report and Accounts	Note 35 (Related party disclosures) to the consolidated financial statements	129-130
2007 Annual Report and Accounts	Operations at a glance 2007	2-3
2007 Annual Report and Accounts	Chairman's letter	5-6
2007 Annual Report and Accounts	Chief executive officer's review	7-13
2007 Annual Report and Accounts	Market review	14-17
2007 Annual Report and Accounts	Review of operations	18-27
2007 Annual Report and Accounts	Operating statistics three-year summary	28-30
2007 Annual Report and Accounts	Annual technical statement	31-50
2007 Annual Report and Accounts	Exploration review	51-53
2007 Annual Report and Accounts	Director's report	58-63
2007 Annual Report and Accounts	Independent audit report	70
2007 Annual Report and Accounts	Consolidated income statement for year ended 31 June 2007	71
2007 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2007	72
2007 Annual Report and Accounts	Consolidated cash flow statement for year ended 30 June 2007	73
2007 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2007	74
2007 Annual Report and Accounts	Notes to the consolidated financial statements	75-108
2007 Annual Report and Accounts	Note 33 (Related party disclosures) to the consolidated financial statements	106-107
2006 Annual Report and Accounts	Operations at a glance 2006	2-3
2006 Annual Report and Accounts	Chairman's letter	5
2006 Annual Report and Accounts	Chief Executive Officer's review	6-9
2006 Annual Report and Accounts	Market review	10-11
2006 Annual Report and Accounts	Review of operations: South Africa	12-17
2006 Annual Report and Accounts	Review of operations: Zimbabwe	18-19
2006 Annual Report and Accounts	Operating statistics two year summary	20-21
2006 Annual Report and Accounts	Annual technical statement	22-38
2006 Annual Report and Accounts	Exploration review	39
2006 Annual Report and Accounts	Comparison of resources and reserves	40-41
2006 Annual Report and Accounts	Director's report	45-48
2006 Annual Report and Accounts	Independent auditor's report	55
2006 Annual Report and Accounts	Consolidated income statement for year ended 30 June 2006	56
2006 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2006	57
2006 Annual Report and Accounts	Consolidated statement of cash flows for year ended 30 June 2006	58
2006 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2006	59
2006 Annual Report and Accounts	Notes to the consolidated financial statements	60-92
2006 Annual Report and Accounts	Note 34 (Related party disclosures) to the consolidated financial statements	90-91
2009 Half Year Results	2009 Half Year Financial Results	1-6

Document	Section	Page numbers in such document
2009 Half Year Results	Operations	10-16
2008 Half Year Results	2008 Half Year Financial Results	1-6
2008 Half Year Results	Operations	10-20
Placing and Rights Issue Document	2008 Half Year Report	111-124
Placing and Rights Issue Document	2009 Half Year Report	125-139
Supplementary Document	Q3 Results	14-44

Copies of the documents of which part or all are incorporated herein are available:

(a) on Aquarius' website (www.aquariusplatinum.com); and

(b) as provided in paragraph 27 of Part VIII of this document.

Except to the extent expressly set out above in this Part IX, neither the content of Aquarius' website (or any other website) nor the content of any website accessible from hyperlinks of Aquarius' website (or any other website) is incorporated into, or forms part of, this document.

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this document. It should be noted that, except as set forth above, no other part of the above documents is incorporated by reference into this document.

PART X
DEPOSITORY INTERESTS: TERMS OF DEED POLL

This Deed is made on 12 MARCH 2003 by **COMPUTERSHARE INVESTOR SERVICES PLC** an English company, number 3498808, whose registered office is at 7th floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR (the "Depository"), which expression shall, unless the context otherwise requires, include any successor depository appointed in accordance with clause 13.2 of this Deed, in favour of the holders of Aquarius Platinum Depository Interests (as hereinafter defined).

Whereas:

(A) The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as Aquarius Platinum Securities by participants in CREST;

(B) The Depository has determined to constitute and issue from time to time, upon the terms of this Deed, the Aquarius Platinum Depository Interests, with a view to facilitating the indirect holding of, and settlement of transactions in, Aquarius Platinum Securities by participants in CREST in accordance with the arrangements described in the CREST Manual;

(C) UKLA has confirmed that the Depository Interests in the manner described in this Deed are consistent with the Rules of the London Stock Exchange pertaining to the trading of listed securities;

(D) The Depository (who is an authorised person under the Financial Services and Markets Act 2000 in relation to its custodian role and all other activities to be carried on by it in relation to Aquarius Platinum Depository Interests) has arranged with the Operator for the Aquarius Platinum Depository Interests to be settled through the CREST system;

(E) Title to the Aquarius Platinum Depository Interests shall be evidenced only by entry on the Aquarius Platinum Depository Interest Register and may be transferred only by means of the CREST system; and

(F) The Depository will maintain the Aquarius Platinum Depository Interest Register in its capacity or as envisaged by clause 3.3.

Now it is witnessed and declared as follows:

1 Interpretation

1.1 In this Deed the following expressions shall have the following meanings:

"Agent"	any agent appointed by the Depository pursuant to this Deed;
"Aquarius Platinum"	means Aquarius Platinum Limited, a company with a share capital incorporated in Bermuda with company registration No. EC26290;
"Aquarius Platinum Depository Interest Register"	in relation to a particular series of Aquarius Platinum Depository Interests, the register of Holders referred to in clause 2.9: which expression shall so long as the Regulations so permit or require; be taken to refer, so far as relevant, to a related Operator register of securities;

"Aquarius Platinum Depository Interest Registrar"	Computershare Investor Services plc or such other CREST Registrar who for the time being maintains the Aquarius Platinum Depository Interest Register or, so long as the Regulations so permit or require, the relevant record of uncertificated corporate securities
"Aquarius Platinum Depository Interests"	Aquarius Platinum Depository Interests issued in uncertificated form from time to time by the Depository on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the Aquarius Platinum Depository Interest Register and which represent an interest in the Common Shares;
"Aquarius Platinum Securities"	securities issued by Aquarius Platinum in accordance with its Memorandum of Association and Bye-laws, whether represented by bearer certificates or instruments or by being recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or classes of securities as the Depository may from time to time determine;
"Board Resolution"	the resolution of the Board of Directors of Aquarius Platinum duly passed on 7 March 2003 by virtue of which Aquarius Platinum treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of Aquarius Platinum Depository Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of the securities in the capital of Aquarius Platinum the subject of that Crest Transfer or Demat Form and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;
"Class"	a particular class of Aquarius Platinum Securities, units of which are for the time being in issue, where all the individual units of the class concerned are identical in all respects and cannot be separately distinguished;
"Common Shares"	ordinary shares of par value U.S.$0.15 each in the capital of Aquarius Platinum having the rights set out subject to the Memorandum of Association and Bye-laws of Aquarius Platinum as amended from time to time;
"CREST Manual"	the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;
"CREST member"	a person who has been admitted by the Operator as a member of the CREST system;
"CREST Rules"	rules within the meaning of the Regulations and/or the Financial Services and Markets Act 2000 made by the Operator and any rules made by CRESTCo Limited as operator of a designated system under or pursuant to Directive 98/26/EC on settlement finality in payment and securities settlement systems;
"CREST system"	the meaning ascribed thereto in the Glossary of the CREST Manual;

"CREST Transfer"	the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form which has been completed with a specified number of Aquarius Platinum Securities and executed by or on behalf of the holder of such Aquarius Platinum Securities;
"Custodian"	subject to clause 3.3, any custodian or custodians, or any nominee of any such custodian, of the Deposited Property as may from time to time be appointed by the Depository for the purposes of this Deed;
"Demat Form"	the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form which has been completed with a specified number of Aquarius Platinum Securities and executed by or on behalf of the holder of such Aquarius Platinum Securities;
"Deposited Property"	in relation to a particular class of Aquarius Platinum Securities, the Deposited Aquarius Platinum Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depository and attributable to the Deposited Aquarius Platinum Securities;
"Deposited Aquarius Platinum Securities"	means Aquarius Platinum Securities of a particular class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depository in the Share Register which are to be held under the terms of this Deed and in respect of which Aquarius Platinum Depository Interests of a series representing that class of Aquarius Platinum Securities shall be issued pursuant to the terms of this Deed;
"FSA"	means the Financial Services Authority established in terms of section 1 Financial Services and Markets Act 2000;
"Holder"	in relation to a particular class of Aquarius Platinum Securities and subject to clause 6.2.1, the CREST member recorded in the Aquarius Platinum Depository Interest Register for the time being as the holder of a Aquarius Platinum Depository Interest of the series which represents Aquarius Platinum Securities of that class and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
"Liabilities"	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
"Membership Agreement"	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system member;
"Operator"	CRESTCo Limited or such other person who is for the time being the operator of the CREST system for the purposes of the Regulations;
"Proceedings"	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;

"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST system and are from time to time in force;
"Share Register"	means the branch register of members of Aquarius Platinum maintained in the United Kingdom in accordance with its Bye-laws on behalf of Aquarius Platinum by the Share Registrar;
"Share Registrar"	the person who for the time being maintains the Share Register;
"Stock Deposit Transaction"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock deposit;
"Stock Withdrawal Transaction into Own Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which does not include a transferee;
"Stock Withdrawal Transaction into New Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which includes a transferee.
"UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2 In this Deed, unless otherwise specified:

1.2.1 references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs of this Deed;

1.2.2 headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;

1.2.3 references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) or two or more of the foregoing;

1.2.4 references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.5 words importing the singular shall include the plural and vice versa unless the contents otherwise requires and words importing a gender shall include any gender;

1.2.6 references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depository shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;

1.2.7 words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;

1.2.8 in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;

1.2.9 any provision to the effect that the Depository shall not be liable in respect of a particular matter shall be construed to mean that the Depository shall not have any liability which the Depository might, in the absence of such a provision, incur, whether the Depository could incur such a liability:

1.2.9.1 under the terms of this Deed or any other agreement or instrument relating to the CREST system (where such terms are express or implied by statute, law or otherwise);

1.2.9.2 in tort;

1.2.9.3 for misrepresentation;

1.2.9.4 for breach of trust or of any other duty imposed by law; or

1.2.9.5 in any other way;

1.2.10 unless otherwise stated, nothing in this Deed is intended to confer a benefit on any third party, and no term in this Deed will, therefore, be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any party other than the Depository and any Holder. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian; and

1.2.11 if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depository may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2 Form and Issue of Aquarius Platinum Depository Interests

2.1 Subject to clause 6.2 the Depository shall only issue and transfer Aquarius Platinum Depository Interests to CREST members who in accepting such issue or transfer give the Operator the authority to confirm such membership and supply a copy of their membership agreement to the Depository.

2.2 Subject to the provisions of this Deed, the Depository shall issue to a CREST member such number or amount of Aquarius Platinum Depository Interests as is equal to the number or amount (as the case may be) of Aquarius Platinum Securities of the relevant class issued or transferred to the Custodian on behalf of the Depository, for the account of that CREST member.

2.3 Subject to the provisions of this Deed, the Depository shall only issue Aquarius Platinum Depository Interests upon either:

2.3.1 receipt by the Depository of a CREST Transfer or a Demat Form in respect of a specified number and class of Aquarius Platinum Securities which has been executed by or on behalf of the holder of such Aquarius Platinum Securities; or

2.3.2 the issue to the Custodian on behalf of a CREST member of a specified number and class of Aquarius Platinum Securities; or

2.3.3 receipt by the Depository of a Stock Deposit Transaction for an equivalent number of Aquarius Platinum Depository Interests.

2.4 Receipt by the Depository of:

2.4.1 a CREST Transfer or a Demat Form; and

2.4.2 a Stock Deposit Transaction for a number of Aquarius Platinum Depository Interests equivalent to that specified in such CREST Transfer or Demat Form;

shall by virtue of the Board Resolution constitute an instrument of transfer of such Aquarius Platinum Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:

2.4.2.1 an irrevocable instruction to the Depository to issue an equivalent number of Aquarius Platinum Depository Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and

2.4.2.2 an irrevocable direction to the Depository or the Aquarius Platinum Depository Interest Registrar on its behalf, to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Aquarius Platinum Depository Interests;

and accordingly, forthwith upon receipt of the same the Depository shall, subject to the provisions of this Deed:

2.4.2.3 procure that there is forthwith delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued;

2.4.2.4 issue such Aquarius Platinum Depository Interests; and

2.4.2.5 send such Registrar's adjustment transaction.

2.5 The issue to the Custodian on behalf of a CREST member of a specified number and class of Aquarius Platinum Securities shall be deemed, subject to the provisions of this Deed, to constitute:

2.5.1 an irrevocable instruction to the Depository to issue an equivalent number of Aquarius Platinum Depository Interests in the name of the CREST member in whose favour such Aquarius Platinum Securities are issued; and

2.5.2 a direction to the Depository or the Aquarius Platinum Depository Interest Registrar on its behalf to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Aquarius Platinum Depository Interests;

and, accordingly, forthwith upon the issue of such Aquarius Platinum Securities, the Depository shall, subject to the provisions of this Deed:

2.5.2.1 procure that there is forthwith delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued;

2.5.2.2 issue such Aquarius Platinum Depository Interests; and

2.5.2.3 send such Registrar's adjustment transaction.

2.6 The sending by the Depository or the Aquarius Platinum Depository Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depository that:

2.6.1 the relevant number of Aquarius Platinum Depository Interests has been issued in the name of the relevant CREST member; and

2.6.2 there has been delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued.

2.7 Aquarius Platinum Depository Interests shall be issued in series, each series representing interests in a separate class of Aquarius Platinum Securities.

2.8 Aquarius Platinum Depository Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.

2.9 The Depository shall maintain in England separate registers in respect of each series of Aquarius Platinum Depository Interests in accordance with the Regulations. Each such register shall record:

2.9.1 the number of Aquarius Platinum Depository Interests outstanding from time to time;

2.9.2 the name and address of each person holding the Aquarius Platinum Depository Interests;

2.9.3 how many Aquarius Platinum Depository Interests each such person holds;

2.9.4 the date of issue and cancellation and changes in ownership in respect of all of Aquarius Platinum Depository Interests,

provided that (1) the maintenance by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of such a series in the United Kingdom shall be a satisfaction *pro tanto* of the obligations of the Depository contained in this clause 2.9 and (2) nothing in this deed shall be taken to impose any obligation on the Operator or to confer any right against the Operator with respect to any register.

2.10 Title to a Aquarius Platinum Depository Interest shall be evidenced only by entry on the Aquarius Platinum Depository Interest Register and may be transferred only by means of the CREST system.

2.11 A Aquarius Platinum Depository Interest may be issued only in uncertificated form. A request for conversion of Aquarius Platinum Depository Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depository for cancellation of such Aquarius Platinum Depository Interests and withdrawal of the Deposited Property represented by such Aquarius Platinum Depository Interests in accordance with this Deed.

2.12 Aquarius Platinum Depository Interests shall be transferable free from any equity, set-off or counterclaim between the Depository and the original or any intermediate Holder.

2.13 The Depository shall have no obligation to arrange for the Aquarius Platinum Depository Interests to be listed on the official list of the London Stock Exchange plc any stock exchange or quoted or permitted to be dealt in or on any other market.

2.14 The Aquarius Platinum Depository Interests have not been registered under the securities legislation of any territory other than England and Wales.

2.15 Save for the trusts declared by clause 5.1 of this Deed, the Depository shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depository does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.

2.16 Aquarius Platinum Depository Interests may be cancelled by the Depository pursuant to clauses 6, 7 and 9.4 and, so far as the Depository considers appropriate, in the circumstances contemplated in clauses 9.11, 9.14, 10.2 and 11.1.

2.17 The Depository shall maintain in respect of each Holder a securities account showing the amount of Deposited Aquarius Platinum Securities attributable to that Holder and, if and so long as the Deposited Property includes cash a cash account recording the cash amounts (if any) attributable to such Deposited Aquarius Platinum Securities.

3 Appointment of Custodian

3.1 The Depository shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depository, and any cash or other property derived from such Deposited Property, on behalf of the Depository. The Custodian shall be subject at all times and in all respects to the direction of the Depository and shall be responsible solely to it. The Depository may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depository.

3.2 The Depository shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depository for the account of Holders. The Depository shall not be liable to earn any interest on or to account to Aquarius Platinum or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of Aquarius Platinum or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.

3.3 Notwithstanding the provisions of clause 3.1, the Depository may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depository.

4 Deposited Property

4.1 Each person to whom Aquarius Platinum Depository Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depository as the Depository may reasonably require. Each Taker shall in any event be taken to warrant that Aquarius Platinum Securities which are transferred or issued to the Custodian on behalf of the Depository for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein arising pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of Aquarius Platinum Securities to the Custodian are not in contravention of the Bye-laws of Aquarius Platinum or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall indemnify the Depository and keep it indemnified from and against any Liabilities which it may suffer by reason of any breach of any such warranty.

4.2 The Depository shall be entitled to refuse to accept Aquarius Platinum Securities:

4.2.1 whenever it is notified in writing that Aquarius Platinum has restricted the transfer thereof to comply with ownership restrictions under applicable law or under any contractual provision binding Aquarius Platinum;

4.2.2 if it reasonably believes that any relevant transfer is invalid or ineffective to pass title in the Aquarius Platinum Securities under any applicable law or regulation;

4.2.3 if the Depository is notified by or on behalf of Aquarius Platinum that such deposit or the issue of Aquarius Platinum Depository Interests pursuant to this Deed would or might result in the contravention of any applicable law; or

4.2.4 if such action is deemed necessary or advisable by the Depository at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or for any other reason.

5 Declaration of Trust

5.1 The Depository hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to Aquarius Platinum Depository Interests for the benefit of the Holders as tenants in common and that each of the Holders is entitled to rights in relation to the Deposited Property of the relevant Holder. For the avoidance of doubt, in acting hereunder the Depository shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.

5.2 Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depository. Any right or power of the Depository in respect of the Deposited Property is reserved by the Depository under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.

5.3 The Depository shall pass on and shall ensure that the Custodian passes on to the relevant Holder(s) all rights and entitlements which it or the Custodian receives in respect of Deposited Aquarius Platinum Securities in accordance with this Deed:

5.3.1 Any such rights or entitlements to cash distributions, to information to make choices and elections, and to attend and vote at general meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith upon being received by the Custodian in the form in which they are received by the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing on.

5.3.2 Any such rights or entitlements to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s):

5.3.2.1 by means of the sub-division, cancellation and/or issue of Aquarius Platinum Depository Interests to reflect the sub-division and/or cancellation of the underlying Deposited Aquarius Platinum Securities or the issue of additional Aquarius Platinum Depository Interests to the relevant Holder(s) to reflect the issue of additional Aquarius Platinum Securities to the Custodian; and

5.3.2.2 in either case forthwith following such sub-division and/or cancellation or issue of such Aquarius Platinum Securities as the case may be.

5.3.3 If arrangements are made which allow a Holder to take up any rights in Aquarius Platinum Securities requiring further payment from a Holder, it must, if it wishes the Depository to exercise such rights on its behalf, put the Depository in cleared funds before the relevant payment date or such other due date that the Depository may notify the Holders in respect of such rights.

5.3.4 The Depository will accept all compulsory purchase notices in respect of Aquarius Platinum Depository Interests but will not exercise choices, elections or voting rights in the absence of express instructions from the relevant Holder.

5.3.5 The Depository shall re-allocate any Aquarius Platinum Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited Aquarius Platinum Securities to Holders pro-rata to the Deposited Aquarius Platinum Securities held for their respective accounts provided that the Depository shall not be required to account for any fractional entitlements arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.

5.3.6 Any other rights or entitlements shall be passed on to Holders in such manner and by such means as the Depository shall in its absolute discretion determine.

5.4 The Depository will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the Aquarius Platinum Depository Interests will free the Depository from responsibility to any such other person in respect of any such interest. The Depository may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6 Withdrawal of Deposited Property

6.1 Subject to the provisions of this Deed, the Depository shall only cancel Aquarius Platinum Depository Interests and transfer the Deposited Property represented thereby upon the request of the Holder.

6.2 The receipt by the Depository of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of Aquarius Platinum Depository Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:

6.2.1 in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the Aquarius Platinum Depository Interest Registrar to debit the account on the Aquarius Platinum Depository Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member in each case with the relevant number of Aquarius Platinum Depository Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;

6.2.2 in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the Aquarius Platinum Depository Interest Register for those Aquarius Platinum Depository Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and

6.2.3 an irrevocable instruction from the holder on the Aquarius Platinum Depository Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant Aquarius Platinum Depository Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such Aquarius Platinum Depository Interests to such Transferee.

6.3 In respect of any transfer to the Transferee:

6.3.1 the Depository shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited Aquarius Platinum Securities to which he is entitled, any securities into which such Deposited Aquarius Platinum Securities have been converted, sub-divided or consolidated, any securities which are substituted by Aquarius Platinum for such Deposited Aquarius Platinum Securities or any proceeds and/or securities received or issued in lieu of such Deposited Aquarius Platinum Securities as a result of any corporate event of or affecting Aquarius Platinum; and

6.3.2 without prejudice to the generality of clause 6.3.1, where the Depository has at the direction of the Holder assented Deposited Aquarius Platinum Securities to a third party pursuant to a take-over offer, the Depository shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented Aquarius Platinum Deposited Securities attributed to the Aquarius Platinum Depository Interests being withdrawn in lieu of such Deposited Aquarius Platinum Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depository by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or into New Name.

6.4 Notwithstanding the provisions of clause 6, the Depository shall not be required to make arrangements for the transfer of Aquarius Platinum Securities of a particular class during any period when the Share Register is closed.

6.5 The Depository shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depository or the Holder by applicable law or any other matter beyond the Depository's reasonable control.

6.6 Notwithstanding the withdrawal of Deposited Aquarius Platinum Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.

6.7 Any person requesting cancellation of Aquarius Platinum Depository Interests may be required by the Depository to furnish it with such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depository may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations. The Depository may withhold delivery of the Deposited Property until such items are so furnished.

7 COMPULSORY WITHDRAWAL

7.1 If it shall come to the notice of the Depository, or if the Depository shall have reason to believe, that any Aquarius Platinum Depository Interests:

7.1.1 are owned directly or beneficially by any person in circumstances which, in the opinion of the Depository, might result in the Depository or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered;

7.1.2 are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any Aquarius Platinum Securities exceeding any limit under, or otherwise infringing, the constitution of or law applicable to Aquarius Platinum or the terms of issue of the Aquarius Platinum Securities;

7.1.3 are owned directly or beneficially by, or otherwise for the benefit of, any person who fails to furnish to the Depository such proof certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depository may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations, including (without limitation) information specified in the CREST Manual;

7.1.4 are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or

7.1.5 cease to be capable of being held in the CREST system;

then the Holder shall be deemed, at the election of the Depository to have requested the cancellation of his Aquarius Platinum Depository Interest(s) and the withdrawal of the Deposited Aquarius Platinum Securities represented by his Aquarius Platinum Depository Interest(s).

7.2 On the Holder being deemed at the election of the Depository, to have requested the withdrawal of the Deposited Aquarius Platinum Securities represented by his Aquarius Platinum Depository Interests pursuant to clause 7.1, the Depository shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's Aquarius Platinum Depository Interests to the Holder as the Depository shall think fit. Without limitation, the Depository may:

7.2.1 arrange for the Aquarius Platinum Depository Interests of such Holder to be transferred (or cancelled and re-issued) to a CREST member selected by the Depository who shall hold the same as nominee for such Holder on such terms as the Depository or that CREST member shall think fit;

7.2.2 arrange for such Aquarius Platinum Depository Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or

7.2.3 in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.

7.3 The Depository shall be entitled to deduct such fees, costs, duties, taxes and charges as may be applicable and any other sums owing to the Depository in accordance with the provisions of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder.

If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depository shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8 Authorisations and Consents

8.1 The Depository warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out the custodian and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England or of any other jurisdiction by which it is bound which may from time to time apply to the carrying on of such activities in addition to or in substitution for the requirements of the Financial Services and Markets Act 2000.

8.2 Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depository to receive Aquarius Platinum Securities to be deposited hereunder and/or for Aquarius Platinum Depository Interests representing the same to be issued pursuant to this Deed, or in order for Aquarius Platinum Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depository shall not be bound to issue Aquarius Platinum Depository Interests or distribute, subscribe or acquire Aquarius Platinum Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depository and only without unreasonable burden or expense.

9 Liability

9.1 The Depository shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed (other than those specified in clauses 2.2 and 2.3) or otherwise save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depository is vicariously liable provided that the Depository shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depository unless the Depository shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent. Nor shall the Depository incur any such liability if any Liabilities suffered or incurred by the Holder are attributable to or results from the negligence or wilful default or fraud of the Operator or Aquarius Platinum or the acts or omissions of any person who provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depository to a Holder under this Agreement will be limited to:

9.1.1 the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Depository Interests to which the liability relates; or if less;

9.1.2 that proportion of £5,000,000 which corresponds to the proportion which the amount the Depository would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depository would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such other amounts, £5,000,000.

9.2 The Depository shall not incur any liability to any Holder or to any other person if, by reason of:

9.2.1 any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof;

9.2.2 the Bye-laws of Aquarius Platinum;

9.2.3 the provisions of the CREST Manual or CREST Rules or the application thereof;

9.2.4 any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system;

9.2.5 any act or omission of Aquarius Platinum;

9.2.6 any other computer failure; or

9.2.7 any circumstance beyond the reasonable control of the Depository;

9.2.8 the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.

9.3 If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Bye-laws of Aquarius Platinum or the application or operation of those provisions in any particular event or circumstance, the Depository or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depository's reasonable control the Deposited Property is reduced or depleted or the Depository does not hold sufficient Aquarius Platinum Securities to cover the Aquarius Platinum Depository Interests in issue, neither the Depository nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depository shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the Aquarius Platinum Depository Interests of any Holder(s) determined by the Depository whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding Aquarius Platinum Depository Interests representing Aquarius Platinum Securities by means of the arrangements contemplated by this Deed, such Holder accepts the risk that by virtue of such laws or terms and conditions, or the application or operation thereof or any such event or circumstance the interest in any relevant Deposited Property may not be entire, complete and unimpeachable.

9.4 If the Depository becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depository and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.5 The Depository may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or Aquarius Platinum or its agents having accepted) as valid and having relied upon any written notice, request, direction, transfer, certificate for Aquarius Platinum Securities (or other securities), electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.

9.6 The Depository may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, Aquarius Platinum or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator, registrar or other expert whether obtained by Aquarius Platinum, the Depository or otherwise and shall not except where any such person is a member of the same group of companies as the Depository be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing Aquarius Platinum Securities or otherwise entitled to the issue of Aquarius Platinum Depository Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depository shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.

9.7 The Depository may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate, letter or other written communication, purporting to be signed on behalf of Aquarius Platinum by a director of Aquarius Platinum or by a person duly authorised in writing by a director of Aquarius Platinum or such other certificate from any such person as is specified in clause 9.6 above which the Depository considers appropriate and the Depository shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depository acting on such certificate.

9.8 The Depository shall not be required or obliged to monitor, supervise or enforce the observance and performance by Aquarius Platinum of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which Aquarius Platinum is a party or by which it or any of its assets is bound. The Depository makes no representation or recommendation to any person regarding the financial condition of Aquarius Platinum or the advisability of acquiring Aquarius Platinum Depository Interests or Aquarius Platinum Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of Aquarius Platinum or the effect thereof on the value of the relevant Aquarius Platinum Securities or Aquarius Platinum Depository Interests or any rights derived therefrom.

9.9 The Depository, the Custodian and any Agent may engage or be interested in any financial or other business transactions with Aquarius Platinum or any other member of any group of which Aquarius Platinum is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in Aquarius Platinum Depository Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by them otherwise than in the capacity of Depository or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising therefrom.

9.10 The Depository shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.

9.11 The Depository shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depository is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising therefrom or any proceeds of sale thereof. The Depository shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.12 Without prejudice to any other powers which the Depository may have hereunder, the Depository shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.

9.13 Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depository may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any of the rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion render it liable to any person and the Depository may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.

9.14 No provision of this Deed shall require the Depository to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depository reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depository in respect thereof.

9.15 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.

9.16 The Depository shall not be liable to a Holder in respect of any of its obligations under this Agreement if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depository or the Holder by applicable law, any benefit attaching to Aquarius Platinum Securities being unable to pass through the CREST system and alternative arrangements not being agreed with Aquarius Platinum or any other matter beyond the Depository's reasonable control.

10 DEPOSITORY'S FEES AND EXPENSES

10.1 The Depository shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.

10.2 The Depository shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Aquarius Platinum Securities or other Deposited Property or the Aquarius Platinum Depository Interests, whether under any present or future fiscal or other laws or regulations or otherwise howsoever, and such part thereof as is proportionate or in the opinion of the Depository referable to a Aquarius Platinum Depository Interest shall be payable by the Holder thereof to the Depository at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depository may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of any appropriate number of Deposited Aquarius Platinum Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11 INDEMNITIES

11.1 A Holder shall be required to accept liability for and shall be bound to indemnify the Depository and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or Aquarius Platinum Depository Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of:

11.1.1 the Depository; or

11.1.2 the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depository or if, not being a member of the same group of companies, the Depository shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent.

11.2 The Depository shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under this clause.

11.3 The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or in part and any resignation or replacement of the Depository and any Custodian.

11.4 Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, relevant Holder(s) will be required to pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.4.

12 AGENTS

12.1 The Depository may from time to time appoint one or more Agents on such terms as the Depository may think fit to perform any obligations of the Depository under this Deed and the Depository may remove any such Agent.

12.2 In particular but without prejudice to the generality of clause 12.1, the Depository shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depository by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depository may think fit.

12.3 Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depository material to the Holders of Aquarius Platinum Depository Interests, be given by or for the Depository to the Holders.

13 RESIGNATION OF THE DEPOSITORY

13.1 The Depository may resign as Depository by giving at least 90 days' prior notice in writing to that effect to the Holders.

13.2 The resignation of the Depository shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depository of a successor Depository. The Depository undertakes to use its reasonable endeavours to procure the appointment of a successor Depository with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depository to the Holders as soon as reasonably practicable.

13.3 Upon the resignation of the Depository (referred to in this clause 13.3 as the "Retiring Depository") and against payment of all sums due to the Retiring Depository under this Deed, the Depository shall deliver to its successor as depository (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depository as trustee under this Deed. Upon the date when such resignation takes effect, any Custodian appointed by the Retiring Depository shall be instructed by the Retiring Depository to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14 TERMINATION OF DEED

14.1 The Depository may terminate this Deed either in its entirety by giving 90 days' prior notice to that effect to the Holders of the Aquarius Platinum Depository Interests concerned.

14.2 During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel each Aquarius Platinum Depository Interest held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.

14.3 If any Aquarius Platinum Depository Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depository shall as soon as reasonably practicable:

14.3.1 deliver the Deposited Property then held by it under this Deed in respect of each Aquarius Platinum Depository Interest to the respective Holder; or, at its discretion;

14.3.2 sell all or part of such Deposited Property;

14.3.3 request the Operator to remove the relevant Aquarius Platinum Depository Interests from the CREST system; and

14.3.4 following any such removal shall not register transfers of the relevant Aquarius Platinum Depository Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depository, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their Aquarius Platinum Depository Interests. After making such sale, the Depository shall be discharged from all obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.

14.4 For the avoidance of doubt, any obligations of a Holder to make payments to the Depository shall survive any such termination.

15 Amendment of Deed

15.1 Subject to clause 15.2, all and any of the provisions of this Deed (other than this clause 15) may at any time and from time to time be amended or supplemented by the Depository in any respect which it may deem necessary or desirable by a deed supplemental to this Deed where such amendment or supplement is of a formal, minor or technical nature or made to correct a manifest or proven error which does not in the reasonable opinion of the Depository materially or prejudicially affect the interests of the Holders of Aquarius Platinum Depository Interests concerned.

15.2 If the Depository in its reasonable opinion deems it necessary or desirable to amend or supplement the provisions of this Deed in a manner that may materially or prejudicially affect the interests of the Holders of Aquarius Platinum Depository Interests concerned, notice of any amendment or supplement shall be given by or for the Depository to the relevant Holders (and to Aquarius Platinum) 30 days prior to the amendment or supplement taking effect, except in circumstances where such an amendment or supplement is required for compliance with any applicable law, in which case, notice shall be given by or for the Depository to the relevant Holders as soon as practicable after the Depository is made aware that such amendment or supplement is required.

15.3 Subject to Clause 15.4, if the Depository in its reasonable opinion deems it necessary or desirable to amend or supplement the provisions of this Deed in a manner that may materially or prejudicially affect the interests of the Holders as a whole, such amendment or supplement shall only be made if sanctioned by the Holders at a meeting of the Holders (a "Holders Meeting"). Other than as expressly set out in this clause 15.3, the Depository may determine in its discretion reasonable arrangements for the convening and holding of a Holders Meeting. The Depository shall give 21 clear days' notice of the Holders Meeting to all Holders and to Aquarius Platinum (for information purposes), such notice to set out the proposed amendment or supplement together with sufficiently detailed information to allow the Holders to assess why the same may materially or prejudicially affect them. In the case of joint Holders the delivery of notice to one joint Holder is to be treated as delivery to all of the joint Holders. Computershare shall take minutes and nominate a Chairman of any Holders Meeting. Holders may appoint a proxy to attend in their place who need not be a Holder. A proxy may count in the quorum, attend, speak and vote. The quorum for a Holders Meeting is a Holder or Holders representing not less than a clear majority of the Aquarius Platinum Depository Interests. A resolution (on a show of hands or on a poll requested by Holders representing 10 per cent. of the Aquarius Platinum Depository Interests) passed by a Holder or Holders present and voting and holding or representing not less than two-thirds in principal amount of the Aquarius Platinum Depository Interests represented at the

Holders Meeting will be binding on all Holders, whether or not they are present at the Holders Meeting. If more than one joint Holder votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other Holders on the Aquarius Platinum Depository Interest Register for the Aquarius Platinum Depository Interest. If the Holders Meeting is inquorate, Aquarius Platinum shall in place of the Holders be consulted on the proposed amendment or supplement to the Deed. Aquarius Platinum may sanction such amendment or supplement in its absolute discretion and without incurring liability to any party. Any amendment or supplement sanctioned by the Holders Meeting (or Aquarius Platinum) must be notified to all Holders and Aquarius Platinum (an "Amendment Notice"). Such amendment or supplement shall not take effect until 30 days after service of the Amendment Notice on the Holders.

15.4 In circumstances where an amendment or supplement to this Deed is required for compliance with any applicable law, notwithstanding that the same may materially or prejudicially affect the interests of the Holders as a whole, notice shall be given by or for the Depository to the relevant Holders as soon as practicable after the Depository is made aware that such amendment or supplement is required.

15.5 The Depository shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depository by this Deed except to the extent expressly provided in this Deed.

16 Further Acknowledgements

16.1 The Holder shall be required and be bound to acknowledge and agree with the Depository that:

16.1.1 the Depository has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depository shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them. Any such execution or action by the Depository shall, save in the case of wilful default or negligent disregard of its obligations, constitute a good discharge to the Depository, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;

16.1.2 the Depository and the Custodian rely on the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding Aquarius Platinum Depository Interests representing Aquarius Platinum Securities and, accordingly, the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depository, the Custodian or its nominee, for which no responsibility is accepted;

16.1.3 the Holder shall not cause or endeavour to cause the Depository, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or Aquarius Platinum or its officers;

16.1.4 the Depository and the Custodian may hold Holders' money entitlements in client bank accounts outside the UK on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the UK and, in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depository or the Custodian or to exercise any right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depository or the Custodian;

16.1.5 the Depository undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited Aquarius Platinum Securities but neither the Depository nor the Custodian is responsible for the acts or omissions of any such person and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depository and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and

16.1.6 nothing in these Terms and Conditions shall prevent the Depository carrying out nominee or depository services for anybody else.

17 Stamp Duty Reserve Tax

17.1 The Holder shall be required and be bound to agree and acknowledge with the Depository that:

17.1.1 stamp duty reserve tax ("SDRT") may not be payable on agreements to transfer certain Aquarius Platinum Depository Interests by virtue of the Stamp Duty Reserve Tax (UK Depository Interests in Foreign Securities) Regulations 1999 and the Stamp Duty Reserve Tax (UK Depository Interests in Foreign Securities) Regulations 2000; and

17.1.2 it is the responsibility of the Holder, and not the Depository, to ensure that any Aquarius Platinum Depository Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.

17.2 The Holder shall be required to undertake to the Depository:

17.2.1 to notify the Operator and the Depository forthwith if Aquarius Platinum Depository Interests which the Holder is proposing to acquire or dispose or by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2 to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of Aquarius Platinum Depository Interests or Aquarius Platinum Securities represented or to be represented by Aquarius Platinum Depository Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depository harmless from any and all Liabilities arising from or incurred in connection therewith.

17.3 For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire Aquarius Platinum Depository Interests or to have entered into an agreement to acquire Aquarius Platinum Depository Interests if he acquires Aquarius Platinum Depository Interests from another CREST member or if the Aquarius Platinum Depository Interests are to be issued to him and to be proposing to dispose of Aquarius Platinum Depository Interests or to have entered into an agreement to dispose of Aquarius Platinum Depository Interests if he disposes of Aquarius Platinum Depository Interests to another CREST member or if the Aquarius Platinum Depository Interests would, as a result, be cancelled.

18 REGULATORY REQUIREMENTS

18.1 The Depository is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of Aquarius Platinum Securities in the manner described in this Deed) by FSA. The following further provisions apply in relation to such investment business.

18.2 The Holder may give instructions to the Depository in the manner described in this Deed. The Depository will not specifically acknowledge such instructions.

18.3 The Depository has established procedures in accordance with the requirements of FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the compliance officer of the Depository at the registered office address of the Depository from time to time. In addition, Holders have a right of complaint direct to The Investment Ombudsman.

18.4 A statement is available from the Depository describing Holders' rights to compensation if the Depository is unable to meet its liabilities.

18.5 None of the Depository, the Custodian or its nominee shall:

18.5.1 arrange for any Aquarius Platinum Securities or other Deposited Property to be lent to any other person; or

18.5.2 charge in favour of any other person any such property as security.

19 Disclosure of Ownership

19.1 The Depository may from time to time require from any Holder or former or prospective Holder:

19.1.1 information as to the capacity in which such Holder owns or owned Aquarius Platinum Depository Interests and regarding the identity of any other persons then or previously interested in such Aquarius Platinum Depository Interests and the nature of such interests; and

19.1.2 evidence or declaration of nationality or residence of the legal or beneficial owner(s) of Aquarius Platinum Depository Interests registered or to be registered in his name and such information as is required for the transfer of the relevant Aquarius Platinum Securities to the Holder;

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by Aquarius Platinum or the Depository and consents to the disclosure of such information by the Depository or custodian to the extent necessary or desirable to comply with their respective legal or regulatory obligations.

19.2 To the extent that provisions of or governing any Aquarius Platinum Securities, the Memorandum of Association or Bye-laws of Aquarius Platinum or applicable law may require the disclosure to Aquarius Platinum of, or limitations in relation to, beneficial or other ownership of Aquarius Platinum Securities or other securities, the Holders of Aquarius Platinum Depository Interests shall comply with Aquarius Platinum's instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time.

20 Notices

Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depository, at the address set out above and marked for the attention of the Company secretary and, in the case of a Holder, at the address set out in the Aquarius Platinum Depository Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:

20.1 personally on a Holder (if a natural person) or on the director or the secretary of any Holder or any other party and shall be treated as served at the time of such service;

20.2 by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted; or

20.3 by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery.

21 Severability

21.1 If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22 Copies of Deed

22.1 A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depository.

23 Governing Law and Jurisdiction

23.1 This Deed and the Aquarius Platinum Depository Interests shall be governed by and construed in accordance with English law.

23.2 For the benefit of the Depository, the Holder shall irrevocably agree that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement. For such purposes, the Holder shall irrevocably submit to the jurisdiction of the courts of England.

23.3 The Holder shall irrevocably waive any objection which it might have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or Proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and agree not to claim any such court is not a convenient or appropriate forum.

23.4 The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the rights of the Depository to take Proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions, whether concurrently or not.

24 Overriding Provisions

24.1 For so long as the Aquarius Platinum Depository Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the Aquarius Platinum Depository Interests shall apply or have effect to the extent that it is in any respect inconsistent with:

24.1.1 the holding of the Aquarius Platinum Depository Interests in uncertificated form;

24.1.2 the transfer of title to the Aquarius Platinum Depository Interests by means of a relevant system; or

24.1.3 the Regulations.

24.2 Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:

24.2.1 all Aquarius Platinum Depository Interest Registers shall be maintained at all times in the United Kingdom;

24.2.2 Aquarius Platinum Depository Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;

24.2.3 title to the Aquarius Platinum Depository Interests which are recorded on a Aquarius Platinum Depository Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;

24.2.4 the Depository shall comply with the provisions of Regulations 25 and 26 in relation to the Aquarius Platinum Depository Interests;

24.2.5 Regulation 41 may be applied by the Depository where relevant; and

24.2.6 a number of persons up to but not exceeding four may be registered as joint holders of any Aquarius Platinum Depository Interest.

THIS DOCUMENT HAS BEEN DULY EXECUTED AS A **DEED** BY THE PARTY SET OUT BELOW AND DELIVERED ON THE DATE SET OUT AT THE FRONT OF THIS AGREEMENT.

Executed as a deed by
COMPUTERSHARE INVESTOR SERVICES PLC
acting by two directors or by
one director and the secretary

....
Director

....
Director/Secretary

PART XI
DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

Definitions

In this document the following expressions have the following meaning unless the context otherwise requires:

2006 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2006 as published by the Aquarius Group
2007 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2007 as published by the Aquarius Group
2008 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2008 as published by the Aquarius Group
2008 Half Year Report	Aquarius' unaudited condensed half year financial report for the six months ended 31 December 2007 together with the accompanying audit review report
2009 Half Year Report	Aquarius' unaudited condensed half year financial report for the six months ended 31 December 2008 together with the accompanying audit review report
2008 Half Year Results	Aquarius' half year financial results for the six months ended 31 December 2007 as notified to a Regulatory Information Service in the UK on 7 February 2008
2009 Half Year Results	Aquarius' half year financial results for the six months ended 31 December 2008 as notified to a Regulatory Information Service in the UK on 5 February 2009
2008 Placing	the placing of 23,144,000 Aquarius Shares in April 2008 by Aquarius pursuant to the 2008 Placing Agreement
2008 Placing Agreement	the agreement amongst RMB, Aquarius, the Bookrunner, FirstRand Bank Limited and MS dated 15 April 2008
Acquisition	the acquisition by Aquarius of the entire and to be issued share capital of Ridge
Admission and Disclosure Standards	the "Admission and Disclosure Standards" of the London Stock Exchange containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
ADRs	American Depository Receipts
AGM	the annual general meeting of Aquarius
AIM	the Alternative Investment Market of the LSE
Amended and Restated Facilities Agreement	amended and restated facility agreement dated on or about 15 April 2008 between AQPSA and FirstRand Bank Limited
Anglo Platinum	Anglo Platinum Limited, a subsidiary of Anglo American plc
AQPSA	Aquarius Platinum (South Africa) (Pty) Ltd, a wholly owned

	subsidiary of Aquarius incorporated in the Republic of South Africa
AQPSA Buy Back	the repurchase for cancellation of 280 ordinary shares in the share capital of AQPSA by AQPSA
Aquarius or the **Company**	Aquarius Platinum Limited, an exempted company incorporated under the laws of Bermuda under the Companies Act 1981 of Bermuda with exempted company number EC 26290, whose registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda
Aquarius Board	the board of directors of Aquarius
Aquarius Buy Back	the repurchase for cancellation of 21,425,898 Aquarius Shares by Aquarius
Aquarius Directors	the Executive Directors and Non-Executive Directors
Aquarius Group or the **Group**	Aquarius and each of its subsidiaries and subsidiary undertakings from time to time
Aquarius Option Plan	the Aquarius employee option plan, the key terms of which are set out in paragraph 13 of Part VIII of this document
Aquarius Share Plan	the revised employee share plan as adopted by Aquarius in 2008, the key terms of which are set out in paragraph 13 of Part VIII of this document
ASACS	Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited
ASX	ASX Limited (ACN 008 624 691), Australian Securities Exchange or the Australian Stock Exchange, as appropriate
ASX Listing Rules	the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted the Official List of ASX
AusIMM	the Australasian Institute of Mining and Metallurgy
Australian Corporations Act	the Corporations Act 2001 (Cth) of Australia
Australian Registrar	Computershare Investor Services Pty Limited
Australian Share Register	the share register in Australia, comprising the CHESS Subregister and the Issuer Sponsored Subregister, which is maintained on behalf of the Company by the Australian Registrar
A$ or **AUD** or **AU.S.$**	Australian dollars
Base Conversion Price	125 per cent. of the Base Share Price
Base Share Price	a volume weighted average share price of Common Shares for the four trading days following the last day to trade the share cum rights. This base share price is calculated as the total value of Common Shares traded on the LSE on each of the four trading days from 3 April to 8 April 2009, converted into Rand at the prevailing exchange rate each day, aggregated and divided by the total number of Common Shares traded over the

	period
BEE	Black Economic Empowerment
Bermuda Registrar of Companies	Registrar of Companies in Bermuda
Blue Ridge or **Blue Ridge Mine**	the PGM mine owned by Blue Ridge Platinum
Blue Ridge Funding Agreements	the agreements described in paragraph 17.8 of Part VIII of this document
Blue Ridge Platinum	Blue Ridge Platinum (Pty) Limited
Blue Ridge Term Lenders	the IDC and DBSA
BMA	Bermuda Monetary Authority
Bookrunner	Morgan Stanley Proprietary Limited for the 2008 Placing
Braggite	Braggite Resources (Pty) Ltd
Bridge Facility	a senior secured bridge facility of ZAR200 million, plus raising and legal costs provided by FirstRand Bank Limited to Blue Ridge
Bridge Loan Conversion Agreement	the agreement dated 13 May 2009 between Ridge, Blue Ridge Platinum, Imbani and Aquarius
Bridge Loan Facility	the bridge facility provided for in the Amended and Restated Facilities Agreement
business day	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal business
Bye-laws	the bye-laws of the Company, details of which are set out in paragraph 4 of Part VIII of this document
Centametall	Centametall Ag
certificated or **in certificated form**	where a share or other security is not in uncertificated form
CGT	UK tax on chargeable gains
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd
CHESS Subregister	the part of the Australian Share Register that is operated by CHESS
Chuma	Chuma Platinum SPV (Pty) Limited, a member of SavCon
Common Monetary Area or **CMA**	South Africa, Republic of Namibia and the Kingdoms of Swaziland and Lesotho
Common Shares or **Shares** or **Aquarius Shares**	the common shares of U.S.$0.05 each in the share capital of the Company (including, if the context requires, the New Shares)
Companies Act	the Companies Act 1981 of Bermuda (as amended) and the regulations made thereunder
Conversion Price	The number of Common Shares to be issued or transferred and delivered on exercise of a conversion right under the Convertible Bond shall be determined by dividing the principal amount of the relevant Convertible Bond by the conversion

	price in effect on the conversion date. The initial conversion price is the Base Conversion Price. The conversion price shall be adjusted upon the occurrence of certain events including, but not limited to, any alteration to the nominal value of the Common Shares as the result of consolidation or subdivision, any rights or bonus issues and any distribution of capital, including special dividends. Common Shares to be allotted or transferred, as the case may be, on conversion will be issued or transferred and delivered, as the case may be, credited as fully paid and will rank *pari passu* with all other Common Shares, save that they will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Common Shares prior to the relevant date of conversion
Convertible Bond or **Bond**	the floating rate senior secured convertible registered bond issued by Aquarius and announced on 26 March 2009
Convertible Bond Issue	the issue of Convertible Bonds by Aquarius to raise up to ZAR650 million
Convertible Bond Underwriting Agreement	the subscription, placement and underwriting agreement dated 26 March 2009 between the Company, AQPSA and FirstRand Bank Limited (acting through its Rand Merchant Bank division) relating to the Convertible Bond Issue and further described in paragraph 17.2 of Part VIII of this document
Court	the High Court of Justice in England and Wales
CREST	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear UK is the operator as defined in the CREST Regulations)
CTRP	Chrome Tailings Retreatment Plant
DBSA	the Development Bank of South Africa Limited reconstituted and incorporated in accordance with Section 2 of the Development Bank of Southern Africa Act 13 of 1997
Deed Poll	the deed dated 12 March 2003 in respect of the Depository Interests the terms of which are set out in Part X of this document
Depository	Computershare Investor Services PLC
Depository Interest Holders or **DI Holders**	the holders of Depository Interests
Depository Interests or **DIs**	independent securities constituted under English law and issued or to be issued by the Depository in respect, and representing on a 1 for 1 basis, underlying Common Shares which may be held or transferred through the CREST system
Disclosure and Transparency Rules	the rules relating to the disclosure of information made in accordance with Section 73A(3) of the FSMA

DME	South African Department of Minerals and Energy
EMP	environment management program
Empowerment Act	the Indigenisation and Economic Empowerment Act
Enlarged Aquarius Group	the Aquarius Group following the Acquisition
Ernst & Young	Ernst & Young of 11 Mounts Bay Road, Perth, WA 6000, Australia
EU or **European Union**	the European Union
Euroclear UK	Euroclear UK & Ireland Limited, the operator of CREST
Euroz	Euroz Securities Limited
Everest	Everest Platinum mine
Exchange Control Regulations	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No 9 of 1933, as amended
Excluded Territories and each an **Excluded Territory**	the United States, Canada and Japan
Excon	Exchange Control Department of the South African Reserve Bank
Executive Directors	the executive director of Aquarius
Existing Depository Interests or **Existing DIs**	the Depository Interests in issue as at the date of this document
Existing Option	the options to acquire Common Shares in issue as at the date of this document
Existing Shares	the Common Shares in issue as at the date of this document (including, if the context requires, the Existing DIs)
FIEL	The Financial Instruments and Exchange Law of Japan
Financial Services Authority or **FSA**	the Financial Services Authority of the United Kingdom
First Plats	First Platinum (Pty) Ltd, a company incorporated in the Republic of South Africa
First Plats Agreement	the agreement between Aquarius, AQPSA and First Plats dated 5 February 2009 pursuant to which Aquarius has conditionally agreed to issue 3.72 million Common Shares as consideration for the acquisition of a prospecting business as set out in paragraph 9 of Part I of this document
First Plats Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
FSA	the UK Financial Services Authority acting in its capacity as competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part II of the FSMA
FSMA	the UK Financial Services and Markets Act 2000, as amended

General Meeting	the extraordinary general meeting of Ridge Shareholders held at the offices of Field Fisher Waterhouse at 35 Vine Street, London EC3N 2AA at 11.15 a.m. on 6 July 2009
Great Dyke Complex	a sinuously linear, graven-like mass of ultramafic rocks which is known to host PGMs in economic concentrations
HDSA	historically disadvantaged persons in South Africa, who were disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1996 took effect or companies in which such persons own and control a majority of the issued share capital and are able to control a majority of the votes
HMRC	HM Revenue & Customs
IASB	the International Accounting Standards Board
IDC	the Industrial Development Corporation of South Africa Limited, a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
IRS Ltd	Impala Refining Services Limited
Imbani	a member of the Imbani group of companies, including Imbani Platinum SPV (Pty) Limited, Imbani Platinum (Pty) Limited and Imbani Holdings (Pty) Limited
Impala Platinum	Impala Platinum Holdings Limited registration number 1957/001979106, a company incorporated in the republic of South Africa
Interest Payment Date	each date on which AQPSA is obliged to make a payment of interest to Aquarius, being each of the dates on which Aquarius is obliged to make coupon payments in respect of the Convertible Bonds
ISIN	International Securities Identifying Number
ISO 14001	a series of environmental management standards developed and published by the International Organisation for Standardisation
Issuer Sponsored Subregister	the part of the Australian Share Register that is administered by the Company
JIBAR	the average mid-market yield rate for three month deposits in Rand on the Reuters Screen SAFEY Page (or such other page on which such rate is published) at or about 11.00 a.m. on each interest rate fixing day
JORC Code	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, effective 17 December 2004
JSE	JSE Limited, a public company incorporated with limited liability under the laws of the Republic of South Africa, with registration number 2005/022939/06 and licensed as an

	exchange under the South African Securities Services Act, No 36 of 2004, as amended, often referred to as the "Johannesburg Stock Exchange"
JSE Listings Requirements	the listing requirements of the JSE
JV	joint venture
KPM	Kroondal Platinum Mines Limited
Kroondal	Kroondal Platinum mine
LIBOR	London Interbank Offered Rate
London Stock Exchange or **LSE**	London Stock Exchange plc
Malibongwe	Malibongwe Platinum SPV (Pty) Limited, a member of the Savannah Consortium
Marikana	Marikana Platinum mine
MDC	the Movement for Democratic Change
Memorandum of Association	the memorandum of association of the Company, details of which are set out in paragraph 4 of Part VIII of this document
Merrill Lynch International	Merrill Lynch International, a private unlimited company (registration number 02312079), of Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ
Mimosa	Mimosa Mining Company (Private) Limited
Mine Health and Safety Act	the Mine Health and Safety Act (1996) of South Africa
Mineral Resource and Mineral Reserves Statement	the mineral resource and mineral reserve statement published by Aquarius in the 2008 Annual Report and Accounts
Mines and Minerals Act	the Mines and Minerals Act (1961) of Zimbabwe
Mining Charter	the Broad Based Socio Economic Empowerment Charter
MMCZ	Minerals Marketing Corporation of Zimbabwe
Moolman	Grinaker LTA T/A Moolman Mining SA
MPRD Act	the Mineral and Petroleum Resources Development Act 28 of 2002
MS	Morgan Stanley & Co. International plc
New Depository Interests or **New DIs**	the Depository Interests to be issued by the Depository in respect of the New Shares received by the Depository for and on behalf of Scheme Shareholders pursuant to the Scheme
New DI Holders	holders of the New DIs
New Ridge Shares	the new ordinary shares of U.S.$0.05 each in the capital of Ridge to be allotted and issued credited as fully paid to Aquarius pursuant to the Scheme
New Shares	the new Common Shares to be allotted and issued by the Company to the Scheme Shareholders as consideration for the cancellation of Scheme Shares pursuant to the Scheme, should the Scheme become effective
New Shareholders	holders of New Shares

Non-Executive Directors	the non-executive directors of Aquarius
NYMEX	New York Mercantile Exchange
OECD	the Organisation for Economic Co-operative and Development
Official List	the Official List of the UK Listing Authority pursuant to Part VI of FSMA
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM relating to Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM relating to Marikana
PF	ZANU PF
PGM	platinum group metals
Placee	persons who subscribe for Placing Shares pursuant to the Placing
Placing	the placing of Placing Shares as described in the Placing and Rights Issue Document
Placing and Rights Issue Document	The placing and rights issue prospectus published by Aquarius and dated 30 March 2009
Placing and Rights Issue Underwriting Agreement	the placing and rights issue underwriting agreement dated 26 March 2009 between the Company, Merrill Lynch International and Euroz relating to the Placing and Rights Issue and further described in paragraph 17.1 of Part VIII of this document
Placing Price	180 pence per Placing Share
Placing Shares	the 46,330,000 Common Shares issued to the Placees pursuant to the Placing
Platinum Mile	Platinum Mile Resources (Pty) Limited
pounds sterling, £ or **GBP**	the lawful currency of the United Kingdom
Price	the amount of 103 pence for each Ridge Share, based on 284 pence per Aquarius Share, being the closing price on the London Stock Exchange on 8 June 2009
Prospectus Directive	Directive 2003/71/EC and includes any relevant implementing measures in each Member State of the European Economic Area that has implemented Directive 2003/71/EC
Prospectus Rules	the Prospectus Rules published by the FSA under Section 73A of FSMA
Q3 Results	Aquarius' production results and unaudited consolidated financial statements for the quarter ended 31 March 2009
Rand or **ZAR** or **R**	the lawful currency of South Africa
Recommendations	ASX Corporate Governance Principles and Recommendations
Regulation S	Regulation S under the US Securities Act
Regulatory Information Service	one of the regulatory information services authorised by the UK Listing Authority to receive, process and disseminate regulatory

	information in respect of listed companies
Restricted Securities	securities referred to in Chapter 9 of the ASX Listing Rules which are securities issued in the circumstances set out in Appendix 9B of the ASX Listing Rules or securities that, in ASX's opinion, should be treated as restricted securities
Restriction Agreement	an agreement entered into between the Company, the holder and each controller (if applicable) pursuant to Chapter 9 of the ASX Listing Rules which deals with Restricted Securities
Ridge or **Ridge Mining**	Ridge Mining plc (registered number 3549005) whose registered office is situated at 7th Floor, Brettenham House North, 5 Lancaster Place, London WC2E 7EN
Ridge Board	the board of directors of Ridge
Ridge Group	Ridge and each of its subsidiaries and subsidiary undertakings from time to time
Ridge Shareholder	the holders of Ridge Shares
Ridge Shares	the ordinary shares of U.S.$0.05 each in the share capital of Ridge
Rights Issue	the 1 for 9 rights issue of up to 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share announced on 26 March 2009 and described in the Placing and Rights Issue Document
Rights Issue Shares	the Common Shares to be issued by the Company under the Rights Issue
RMB or **Rand Merchant Bank**	Rand Merchant Bank, a division of FirstRand Bank Limited (Registration Number 1929/001225/06), a public company registered in South Africa
ROPO	Recognised Overseas Professional Organisation
Royalty Act	The Minerals and Petroleum Resources Royalty Act, No 28 of 2008
RPM	Rustenburg Platinum Mines Limited
Rule 2.5 Announcement	the press announcement in relation to Aquarius' Possible Acquisition of Ridge issued under Rule 2.5 of the Takeover Code following satisfaction of the pre-condition relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue and (ii) the arrangement on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge mine
SACNASP	South African Council for Natural Scientific Professions
Salene Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
SAMREC Code	South African Code for Reporting of Mineral Resources and Mineral Reserves (2007)

SARB	South African Reserve Bank
Savannah	Savannah Platinum SPV (Pty) Limited, a member of SavCon
SavCon or **Savannah Consortium**	Savannah Consortium, a consortium of Savannah, Chuma and Malibongwe
Scheme	the scheme of arrangement under Part 26 of the 2006 Act between Ridge and the Scheme Shareholders to implement the Acquisition, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court and agreed by Ridge and Aquarius
Scheme Effective Date	the date on which the Scheme becomes effective in accordance with its terms
Scheme Shareholders	holders of a Scheme Share, and "Scheme Shareholder" shall mean any one of these Scheme Shareholders
Scheme Shares	Ridge Shares: (i) in issue at the date of the Scheme Document; (ii) issued after the date of the Scheme Document, but before the Voting Record Date; and (iii) issued at or after the Voting Record Time but before 28 July 2009 on terms that the original or any subsequent holders are, or shall have agreed in writing to be, bound by the Scheme
SDRT	UK stamp duty reserve tax
SEC	the United States Securities and Exchange Commission
Security SPV	Security Special Purpose Vehicle
Shareholder or **Aquarius Shareholder**	holder of Common Shares
Sheba's Ridge or **Sheba's Ridge Project**	the project in which Ridge has an interest as described in Part V of this document
South African Companies Act	the South African Companies Act 61 of 1973
South African Competition Authorities	the South African Competition Commission, the Competition Tribunal and the Competition Appeal Court established in terms of section 19, 26 and 26 respectively of the Competition Act, No. 89 of 1998 of South Africa
Southern African Development Community	a regional grouping of southern African states led by South Africa
South African Registrar of Companies	Registrar of Companies in South Africa
STC	Secondary tax on companies
stock account	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
subsidiary undertaking	as defined in section 258 of the UK Companies Act
Substantial Holding	a Relevant Interest in 5 per cent. or more of the total number of votes attached to shares

Supplementary Document	the supplementary document published by Aquarius on 22 April 2009 to supplement the Placing and Rights Issue Document
Takeover Code	the City Code on Takeovers and Mergers
Third Party Transaction	(a) any offer (construed in accordance with the Takeover Code and whether or not subject to pre-conditions), possible offer, proposal or indication of interest from, or on behalf of, any person other than Aquarius or any person acting in concert with Aquarius, with a view to such person, directly or indirectly, acquiring (in one transaction or a series of transactions) (i) more than 30 per cent. of the issued share capital of Ridge or (ii) a material part of the Ridge's business or assets or (b) the entering into, by any member of Ridge's Group, of any transaction or series of transactions howsoever implemented that would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Acquisition
TKO	TKO Investment Holdings Limited
TOCOM	Tokyo Commodity Exchange
UK Admission	the admission of the New Shares to the Official List of the UKLA and the admission of such shares to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards
UK Companies Act	the UK Companies Act 1985, as amended or the UK Companies Act 2006, if the context so requires
UK Listing Authority or **UKLA**	the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA
UK Listing Rules	the Listing Rules made by the FSA under Part VI of FSMA
UK Registrar	Computershare Investor Services PLC
UK Share Register	the share register maintained on behalf of the Company in the UK by the UK Registrar
uncertificated or **in uncertificated form**	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
United Kingdom or **UK**	the United Kingdom of Great Britain and Northern Ireland
United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
US dollar or **U.S.$** or **$**	the lawful currency of the United States
US Securities Act	the United States Securities Act 1933, as amended
Voting Record Date	6.00 p.m. on 4 July 2009

Glossary of Technical Terms

benefication	a process whereby extracted Chromite is reduced to particles of mineral and waster, the former suitable for further processing and use
Bushveld Complex	a layered mafic intrusive, internationally recognised for its PGM and chromite deposits and located in South Africa
Competent Person	a person who is a member or fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a Recognised Overseas Professional Organisation (ROPO). A "Competent Person" must have a minimum of five years' experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking (as defined in the JORC Code)
concentrate	the final product containing PGM which is sold. Other platinoids ruthenium and iridium are also contained in the concentrate as payable metals, as are the base metals copper and nickel
Critical Zone	the zone within the Bushveld Complex which hosts the Merensky Reef at its top contact and numerous chromitite layers of which the UG2 Reef is one
decline	a shallow dipping mining excavation used to access the ore body
dense media separation	Dense Media Separation—method of separating UG2 reef from waste using differences in their density
g/t	grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
indicated mineral resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
inferred mineral resource	that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability

LHDs	loading hauling dumping machines
measured mineral resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
MF2	mill float × 2
mineral reserve/ore reserve	the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves
mineral resource	a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories
Moz	million ounces
Mt	million tonnes
Nox	nitrogen oxide
oz or **ounce**	troy ounce (31.1 grams)
PGE	Platinum Group Elements
PGE(s)(5E+Au)	Platinum Group Elements. Five metallic elements commonly found together which constitute the payable platinoids plus gold. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), iridium (Ir) and gold (Au)
PGM Basket	the value of the relative proportions of saleable, metal based on the platinum, palladium, rhodium and gold, typically contained in UG2 concentrate
PGM(s)(4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the

	most economic platinoids in the UG2 Reef
PGM(s)(6E)	Platinum Group Metals. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir)
probable mineral reserve/ore reserve	the economically mineable part of an Indicated, and in some circumstances, a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified
proved mineral reserve/ore reserve	the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
reef board	a layer, vein or lode containing economic mineralisation
refining	the separation and purification of the individual PGM and platinoids
smelting	PGM concentrate is melted with fluxes to produce metallic matte which is fed to the Refining process
tailings	that portion of ore from which most of the valuable material has been removed by concentrating and consequently is generally low in value
ton	1 Metric tonne (1,000 kg)
UG2 or **UG2 Reef**	a chromitite layer within the Critical Zone of the Bushveld Complex containing economic quantities of PGMs
UMP	upper mineralised pyroxenite

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid common shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,087,945 common shares ("**Aquarius Shares**")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid common shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the shares rank equally in all respects with all existing common shares on issue.
5	Issue price or consideration	Transfer to Aquarius of all of the issued common shares in Ridge Mining plc ("**Ridge**"), on the basis of 1 Aquarius Share for every 2.75 Ridge shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The issue of the Aquarius Shares will be made pursuant to the Scheme of Arrangement between Ridge and its shareholders, pursuant to which Aquarius will acquire all of the issued common shares in Ridge
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 July 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	449,102,625	Fully paid common shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	567,971	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		267,303	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a dividend policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 July 2009
(Company Secretary)

Print name: Willi Boehm

== == == == ==

+ See chapter 19 for defined terms.


AQUARIUS
PLATINUM LIMITED



30 July 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) is pleased to announce that it has issued 34,087,945 new common shares (**New Common Shares**) to the holders of shares in Ridge Mining plc, pursuant to a scheme of arrangement that was announced to the ASX on 26 May 2009.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The New Common Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

30 July 2009

Completion of the recommended acquisition by Aquarius Platinum Limited ("Aquarius") for Ridge Mining plc ("Ridge")

Aquarius is pleased to confirm that further to earlier announcements by Aquarius and Ridge today, the scheme of arrangement relating to the recommended all share acquisition by Aquarius of Ridge (the "Transaction") has become effective in accordance with its terms and that the Transaction has now completed.

Commenting on the Transaction, Stuart Murray, CEO of Aquarius, said: *"I am delighted that we have now concluded the transaction with Ridge. In the Aquarius portfolio, the Blue Ridge Mine and Sheba's Ridge Project will benefit from our experience and skills, and provide both production growth and optionality for the enlarged group as a whole. I'd like to take this opportunity to welcome all Ridge shareholders to Aquarius and thank them for their overwhelming support during this transaction. I trust that in the new Aquarius, they are equally excited about our future opportunities as I am."*

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Copies of this announcement are not being, and must not be, directly or indirectly mailed or otherwise forwarded, distributed or sent in or into any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or otherwise send it in, or into or from any such jurisdiction.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

None of the securities referred to in this document have been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of such authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com)..



AQUARIUS PLATINUM LIMITED

Aquarius Platinum
Fourth Quarter 2009 Production Results

File # 82-5097

Highlights of the Quarter

- Quarterly attributable production increased 1% compared to previous quarter to 98,258 PGM ounces.
- Improvements in US Dollar commodity prices, however, offset by South African Rand : Dollar exchange rate.
- On mine margins well maintained.
- Capital raising comprising equity placement, rights-issue and convertible bond completed:- gross amount raised $270 million
- R1.6 billion (approx $177 million) bridge facility fully repaid.
- Ridge transaction completed post-quarter with post-merger integration now underway.

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said "The final quarter of the year has been a busy one. Operationally our mines performed well, with an increase in attributable production despite the shortfall in production shifts due to public-holidays. Further, it is particularly pleasing to see the completion of the Wedza Phase 5.5 expansion project at Mimosa in Zimbabwe, and the near completion now of the expansion at Platinum Mile.

From a corporate perspective, it has also been a busy period, with the successful completion of the company refinancing through both a rights issue overwhelmingly supported by shareholders that followed the equity placement in the previous quarter, and the convertible bond in South Africa. Further, I am delighted that today sees the finalisation of the acquisition of Ridge Mining, so that now we can turn our attention to integrating the Ridge assets into the Aquarius Group."

P&SA1 at Kroondal

- PGM production of 105,720 PGM ounces (Aquarius attributable 52,860PGM ounces), a modest 1% increase compared to the previous quarter.
- Effective cash margin was 34%.
- Firm increase in mining efficiencies, despite shortfall in mining shifts due to public holidays.

P&SA2 at Marikana

- PGM production of 37,753 PGM ounces (Aquarius attributable 18,877 PGM ounces), a 3% decrease compared to the previous quarter.
- Effective cash margin was 22%.
- Underground production increased, further dominating the production mix, while open-pit production suffered from potholing.

Mimosa

- PGM production of 46,874 PGM ounces (Aquarius attributable 23,437 PGM ounces), a modest 1% increase compared to the previous quarter.
- Effective cash margin was 28%.
- Wedza Phase 5.5 expansion completed

CTRP

- PGM production of 1,689 PGM ounces (Aquarius attributable 833 PGM ounces), a 5% increase compared to the previous quarter.
- Effective cash margin was 49%.
- Project reconfiguration generating positive results.

Platinum Mile

- PGM production of 4,479 PGM ounces (Aquarius attributable 2,240 PGM ounces), a 61% increase compared to the previous quarter.
- Effective cash margin was 44%.
- Production ramp-up generating positive results, due for completion in Q1 2010.

Production by Mine

PGMs (4E)	Quarter Ended			
	Sep 2008	Dec 2008	Mar 2009	Jun 2009
Kroondal	101,731	109,707	104,920	105,720
Marikana	38,883	42,451	38,851	37,753
Everest*	32,365	31,703	-	
Mimosa	43,638	43,232	46,278	46,874
CTRP	1,764	1,784	1,587	1,689
Platinum Mile	5,983	3,103	2,788	4,479
Total	**224,364**	**231,980**	**194,424***	**196,515***

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Sep 2008	Dec 2008	Mar 2009	Jun 2009
Kroondal	50,866	54,854	52,460	52,860
Marikana	19,442	21,226	19,426	18,877
Everest*	32,365	31,703	-	
Mimosa	21,819	21,616	23,139	23,437
CTRP	882	892	793	845
Platinum Mile	2,992	1,552	1,394	2,240
Total	**128,366**	**131,843**	**97,212**	**98,258**

** Q2, Q3 and Q4 production not comparable to previous year production due to the temporary closure of the Everest mine in December 2008.*

Aquarius Group Attributable Production (PGM Ounces)



PGM ounces
150,000
100,000
50,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Kroondal (attributable)
Marikana (attributable)
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)
Everest

Metals Prices and Foreign Exchange

Metals prices both provisional and realised for PGM's have continued to improve from the lows experienced in the December 2008 quarter.

For Q4 2009 platinum averaged 15% higher at $1,172 per ounce compared the Q3 average price, and closed 5% higher at $1,183 per ounce on 30 June 2009 compared to $1,124 per ounce on 31 March 2009.

The palladium price averaged 20% higher at $234 per ounce compared the Q3 average price, and closed 16% higher at $249 per ounce on 30 June 2009 compared to $215 per ounce on 31 March 2009.

The rhodium price averaged 23% higher at $1,414 per ounce compared the Q3 average price, and closed 25% higher at $1,450 per ounce on 30 June 2009 compared to $1,160 per ounce on 31 March 2009.

Gold showed less movement and averaged $947 per PGM ounce during June 2009.

The improvement in metals prices was, however, off-set by strength in the Rand, with the exchange rate averaging R8.09 over the quarter, and strengthening 18% over the quarter to close at R7.76 on 30 June 2009.

Impact on Pipeline advances

Following the increase in PGM prices since a December month average of $840 per ounce for platinum, prices have recovered through calendar 2009 year to date. The stability and recovery in PGM prices has seen an end to the abnormally high sales adjustments experienced in the December half year.

12 Month Individual PGM Prices to June 2009


Pt, Pd & Au ($/oz)
Rh ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Platinum
Palladium
Gold
Rhodium

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Sep 2008	Dec 2008	Mar 2009	Jun 2009
Kroondal	1,758	746	795	915
Marikana	1,693	744	799	928
Everest	1,692	746	-	-
Mimosa	1,549	905	626	751
CTRP	2,251	818	859	993
Platinum Mile	1,085	596	810	930
Aquarius Group Average	**1,684**	**770**	**756**	**879**

US Dollar PGM basket prices strengthened at all operations, with the group basket price averaging 16% higher compared to the previous quarter at $879 per ounce. The average basket price at South African operations was $921 per PGM ounce, equal to R7,941 per PGM ounce at an average exchange rate of R8.62 : $1.

12 Month PGM Basket Prices to June 2009 (Dollar & Rand per PGM Basket ounce)


$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa $4PGM

The Rand reversed the weakness of the previous quarter, strengthening by 18% over the period to close at R7.76 to the US Dollar. The average Rand rate realised at South African operations during the quarter was R8.62 to the US Dollar.

12 Month Rand Dollar Exchange Rate to June 2009


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA 1 at Kroondal

The 12-month rolling average DIIR for the quarter deteriorated to 0.74 from 0.71 in the previous quarter. Ten lost-time injuries were reported during the quarter.

Mining

- Production tons increased by 11% to 1,624,553 tons due to improved mining efficiencies, reduction in off-reef mining and slightly more mining shifts
- Head grade increased marginally from 2.54 g/t to 2.58 g/t

Processing

- Tons processed remained stable at 1,617,074 tons
- Recoveries increased from 78% to 79%
- PGM production increased by 1% to 105,720 PGM ounces

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM ounces)
Rand cash costs
(per PGM ounce)
120,000
100,000
80,000
60,000
40,000
20,000
-
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $915 per PGM ounce, 15% higher than the previous quarter. However this gain was offset by Rand strength, with the achieved mine Rand Dollar exchange rate 13% stronger at an average R 8.62 for the quarter. Consequently, despite increased production and US Dollar commodity prices, revenue at Kroondal decreased by 2% to R831 million for the quarter (Aquarius attributable: R415.5 million).

Operations
With 7 public-holidays occurring during the quarter, the fourth quarter only contained one more mining shift than the third quarter. Although the number of mining shifts were comparable, total square meters mined increased by 8% on the back of efficiency improvements. Redevelopment reduced off-reef square meters mined as a result of geological features by 20% from the previous quarter. These factors contributed to improve the tonnage yield. Underground production increased by 11% to 1,624,553 tons for the quarter. Stoping performance at K5 remains a challenge, however, K5 decline development showed improvement and completion of the development through the Townlands fault is expected in the next quarter.

*The 'Arebolelen*g' (Tswana for "let's talk") industrial relations initiative is ongoing and has been extended to Redpath at K5 shaft where it is showing positive impact. No significant industrial relations incidents occurred during the quarter.

Concentrator throughput in the previous quarter was supported by stockpile consumption as planned, and concentrator throughput for the quarter reflected mining production, remaining relatively stable at 1,617,074 tons. Stockpile accumulation therefore was limited, with remaining stock of 14,708 tons at the end of the quarter.

The head-grade increased marginally, averaging 2.58 g/t for the quarter compared to 2.54 g/t in the previous quarter. This was due to the reduction in off-reef square meters mined.

Recoveries also increased further, up 1% to 79% due to improvement initiatives in operational stability and control.

PGM production increased by 1% to 105,720 PGM ounces (Aquarius attributable: 52,860 ounces).

Primary development for the quarter was 1,838 metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2009	62,535	31,158	11,492	535	105,720	52,860
Mar 2009	62,281	30,728	11,411	500	104,920	52,460
Dec 2008	65,075	32,161	11,941	531	109,707	54,854
Sep 2008	60,634	29,573	11,068	456	101,731	50,866

Operating Cash Costs
Although mining costs remained stable, cash costs per ton increased by 3% to R339 and costs per PGM ounce increased by 2% to R5,188 principally as a result of increased electricity cost and relining expenses during the quarter. Electricity cost showed a 34% increase due to seasonal tariffs (applicable to the full quarter) coupled with the Eskom annual increase which came into effect in June 2009.

Gross revenue decreased by 2% to R831 million with the impact of the strong rand offsetting gains in US dollar commodity prices. As a result, Kroondal Mine shows a positive cash margin for the period of 34% compared to 38% in the previous quarter.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 5,188	R 4,257	R 4,151

Capital Expenditure

Capital expenditure for the quarter was R68 million, all ongoing capital principally focused on underground mining infrastructure.

P&SA2 at Marikana

Safety

The DIIR has deteriorated to 0.91 in Q4 from 0.88 in Q3 in spite of only 2 lost time injuries occurring the quarter.

Mining

- Undergound production increased by 5% to 316,822 tons
- Open pit production decreased by 11% as a result of intersection of potholed reef which impacted on the mining yield
- Total production tons decreased by 2% to 551,000 tons
- Head grade decreased by 4% to 2.75 g/t due to higher relative contribution of underground material

Processing

- Tons processed increased by 3% to 619,639 tons
- Recoveries decreased by 2% to 69%
- PGM production decreased by 3% to 37,753 ounces (Aquarius attributable: 18,877 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounce)
Rand cash cost
50,000
40,000
30,000
20,000
10,000
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $928 per PGM ounce, 16% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 8.62 for the quarter, thereby offsetting gains in US Dollar commodity prices and resulting in revenue decreasing 4% compared to the previous quarter to R311 million (Aquarius attributable: R155.5 million)

Operations
With 7 public-holidays occurring during the quarter, the fourth quarter only contained one more shift than the third-quarter.

The production ratio between underground and open-pit continued to move favourably over the quarter to 57:43.

At both No.1 and No.4 Shafts, primary development and redevelopment continued well, with a 14% increase in development from the previous quarter with re-establishment of sections contributing to improved production as planned. Stoping sections at No. 4 Shaft maintained efficiency improvements during the quarter but reef production remained adversely affected by the off-reef primary development and high incidence of potholing. Consequently, Marikana underground production increased by 5% to 316,822 tons for the quarter but underground mining grades were adversely affected by the higher contribution of redevelopment and development tons.

Open pit production reduced due to intersection of potholed reef in the ROM Pit which significantly reduced the mining yield from the area mined. The open pit stripping ratio was negatively impacted by the lower mining yield, resultantly increasing to 23:1 for the quarter. As a result of these factors, open pit operations showed a quarter-on-quarter decrease of 11% to 234,340 tons. It is anticipated that the pothole intersection will further impact production during the next quarter and in-fill drilling is in process to determine the full extent of the feature. In the interim, stripping of the west-west pit has been expedited to provide alternative openpit production.

The '*Areboleleng*' (Tswana for "let's talk") industrial relations initiative is ongoing with MRC showing a positive effect on industrial relations, with no industrial action during the quarter.

Stockpile consumption alleviated the reduction in mining production with tons processed increasing by 11% to 619,639 tons, comprising 324,306 tons from underground and 295,333 tons of open pit material. The scheduled rod mill reline was completed and positively contributed to plant availability as anticipated. Stockpiles at the end of the quarter were 13,449 tons, consisting predominantly of open pit material.

The head-grade decreased by 4% to 2.75 g/t due to higher relative contribution of the underground material which has lower grade than open pit material.

Recoveries decreased by 2% to 69% due to intermediate partially weathered open pit material processed during the quarter.

PGM production for the quarter decreased by 3% to 37,753 ounces (Aquarius attributable: 18,877 ounces).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2009	23,155	10,368	4,010	220	37,753	18,877
Mar 2009	23,673	10,908	4,034	236	38,851	19,426
Dec 2008	26,193	11,733	4,256	268	42,451	21,226
Sep 2008	24,182	10,609	3,866	226	38,883	19,442

Operating Cash Costs

Operating costs were negatively impacted by increased electricity cost and the mill reline expenses, but total on-mine cost remained stable quarter on quarter. Cash costs per ton therefore decreased by R1 to R394, whilst costs per PGM ounce increased by 5% to R6,460 as a result of a of the lower ounce yield associated with slightly lower grades and recoveries.

Gross revenue decreased by 4% to R311 million, principally as a result of the stronger rand and slightly lower production. As a result, Marikana Mine shows a cash margin for the period of 22% compared to 26% in the previous quarter.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 6,460	R 5,267	R 5,028

Capital Expenditure

Ongoing capital expenditure totalled R19 million. (AQPSA share R9.5 million). This consisted of primarily of underground mining infrastructure.

Contractor dispute with Moolman Mining

During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to Arbitration. As a result, the original Arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

Everest Platinum Mine

In December 2008 Aquarius announced the temporary closure of the Everest Mine resulting from a subsidence event.

The area affected by the subsidence has been surveyed, confirming the subsidence is confined to the upper areas of the original decline and previously mined out areas in the vicinity of the decline, and that existing stoping and development areas are not affected.

Multiple access alternatives have been evaluated and development of two new declines, one north and one south of the original decline, was identified as the most expedient and capital-efficient means to recommence operations whilst ensuring optimal longer term infrastructure placement in terms of the ore body geometry. Initial focus will be on the establishment of the North decline, which will serve as the main decline (including decline conveyors) whilst the south decline will be used for ventilation, men and material access. Capital of R 77 million has been approved for the first phase of the project: namely the north boxcut, storm water management, temporary and permanent services, access road, initial underground development and rock support.

The first phase of the project will require approximately 6-months to complete with excavation of the North boxcut having commenced in June 2009. Phase 2 of the project includes completion of the decline development, establishment of underground services and the reclamation of infrastructure, equipping of declines and strike sections, and re-establishment of stoping sections. Permanent surface infrastructure, such as mine services and overland conveyers will also be completed during this phase. This preparation, coupled with early production from the open pit area, will enable ramp-up of underground production, with reef stockpiling prior to resumption of milling operations.

Completion of Phase 2 and production ramp-up to process plant resumption will require approximately 10 months. The detail engineering designs associated with Phase 2 are in process, and preliminary Capital Budget Estimates (CBE) have been completed, confirming the capital requirement for the entire project (including Phase 1 and 2) to be approximately R 250 million.

Overview of new Everest Mine boxcut and decline



N
North boxcut
New open pit
Original boxcut
South boxcut
Legend
Affected area
Proved
Probable
Mined out
Dyke
Decline line
Scale:
0
500m

File # 82-5097

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter was at 0.10, following a DIIR of 0.00 for the two previous quarters.

Mining

- Underground production decreased by 2% to 525,682 tons
- Head grade slightly increased 1% to 3.60 g/t
- The surface stockpile decreased to a total 235,765 tons at the end of the quarter, equivalent to almost 40-days mill feed

Processing

- Concentrator plant recoveries increased to 75.4% from 73.3%
- Total mine production increased by 1% to 46,874 PGM ounces (Aquarius share: 23,437 PGM ounces)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (100%)


Production
(PGM ounces)
$ Cash Cost
(per PGM ounce
50,000
40,000
30,000
20,000
10,000
-
600
500
400
300
200
100
0
Sep 08
Dec 08
Mar 09
Jun 09
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased by 20% to $751 per PGM ounce. The average achieved nickel price over the quarter increased by 2% to $4.84 per pound from $4.75 per pound in the previous quarter. Revenue for the quarter increased to $36.2 million, with base metals accounting for approximately 21% of revenue. The cash margin increased to 28% from 24% in the previous quarter mainly due to slight increases in metal prices achieved during the quarter.

Operations

During the quarter mining operations hoisted 525,682 tons compared to 539,004 tons in the previous quarter. Tons milled during the quarter totalled 537,917 tons, with 12,235 tons being taken from the stockpile, which totalled 235,765 tons at the quarter end.

In May 2009, the Wedza 5.5 expansion successfully commissioned, providing capacity to produce and this entrenches installed capacity to produce 200,000 PGM ounces per annum, with run-rates in June achieving production.

The average plant grade marginally increased to 3.60 g/t, compared to 3.58 g/t in the previous quarter.

Tons processed totalled 537,917, a 2% decrease compared to the previous quarter, primarily due to the phase 5.5 tie-in work that was deferred from March to May.

Recoveries for the quarter slightly increased to 75.4% from 73.3%.

PGM production during the quarter increased by 1% to 46,874 ounces (Aquarius attributable: 23,437 ounces), despite commissioning.

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2009	23,910	17,979	1,851	3,135	46,874	23,437
Mar 2009	23,590	17,905	1,797	2,986	46,278	23,139
Dec 2008	21,903	16,678	1,753	2,898	43,232	21,616
Sep 2008	22,113	16,863	1,770	2,892	43,638	21,819

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Jun 2009	667	534	18	333.5	267	9
Mar 2009	659	545	18	329.5	272.5	9
Dec 2008	615	497	18	307.5	248.5	9
Sep 2008	602	498	17	301	249	8.5

Operating Cash Costs

Cash costs per ROM ton increased by 17% to $49, whilst Zimbabwean Dollar costs per PGM ounce increased by 13% to $562. The increase in cash costs for the quarter was attributable to dollarisation of the Zimbabwean economy over the last year. Input costs such as salaries are now expensed in US Dollars, which has put increased pressure on margins. Price distortions were also experienced during the transition period and management is working on addressing these anomalies through revised contracts with various private and municipal service providers, as well as stricter management of materials, procurement and inventory.

The gross cash margin increased to 28% from 24% in the previous quarter mainly due to the slight rise in achieved mine PGM basket prices. Net of by-products, cash costs were $379 per PGM ounce, compared to $326 per PGM ounce in the previous quarter.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$562	$535	$379

Update on Foreign Currency Regime in Zimbabwe

Since the announcement of the National Budget and Monetary Policy Statement in January 2009 that liberalised foreign currency trading in the economy there has not been any further changes in the foreign currency regime. The recently announced Mid Term national budget on 16 July 2009 presented no changes to the general foreign currency framework.

Update on Zimbabwean Indigenisation Legislation

The Indigenisation and Economic Empowerment bill was enacted into law during the last quarter of the previous financial year. The proposed amendments to the Mines and Minerals Act which were tabled just before the dissolution of the previous parliament have been withdrawn by the current Minister of Mines. He has requested for input from the industry through the Chamber of Mines. These amendments include provisions relating to the localisation.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The 12-month rolling average DIIR for the quarter was maintained at 0.00 with no lost time injuries occurring during the quarter.

Processing

- Material processed increased by 48% to 75,875 tons
- Grade increased 2% to 2.20 g/t
- Recoveries decreased to 31%
- Production increased to 1,689 PGM ounces (Aquarius attributable: 845 PGM ounces)

CTRP PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production (PGM Ounces)
Rand Cash Cost (per PGM
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Production
Cash Costs

The achieved mine basket price for the quarter averaged $993 per PGM ounce, 16% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged R 8.62 for the quarter, with Rand strength partially off-setting metals price increases

The increase in production coupled with gains in the basket price resulted in quarterly revenue increasing by 26% to R 9 million. (Aquarius attributable: R 4.5 million)

Operations

The repositioning of the reclamation facilities on the chrome dump source continued to yield positive results and material processed increased by 49% to by 75,879 tons.

The head grade increased 2% to 2.20 g/t as a result of grade variances within the chromite dump source material.

Recoveries decreased 29% to 31% due to further breakdowns on the Deswick mill, which resulted in the mill being bypassed for extensive periods during the quarter. The higher throughput achieved resulted in reduced flotation residence time which also negatively impacted on recoveries achieved.

This resulted in production increasing 6% to 1,689 PGM ounces (Aquarius attributable: 845 ounces).

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Jun 2009	1,024	369	292	4	1,689
Mar 2009	966	351	267	3	1,587
Dec 2008	1,078	404	297	4	1,784
Sep 2008	1,077	388	295	4	1,764

Operating Costs

Cash costs normalised to R2,675 per PGM ounce, a 31% increase as compared with the previous period which included a reversal of unrealised expense accruals. The cash margin for the period of was 49%, an reduction from 53% in the previous quarter.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 2,675	R 1,813	R 1,757

Capital Expenditure

No capital expenditure occurred during the quarter.



Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was March 1 2008.

Safety

The DIIR was zero for the quarter. For the 4th quarter in a row no lost time accidents were recorded.

Processing

- Tailings processed remained very constant compared to the previous quarter at 2.101 million tons
- PGM grade was 0.59 g/t
- Production was 4,479 PGM ounces (Aquarius attributable: 2,240 PGM ounces)

Platinum Mile PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounces)
10,000
8,000
6,000
4,000
2,000
-
Rand cash cost
(per PGM ounce)
10,000
8,000
6,000
4,000
2,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $930 per PGM ounce, 15% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.01 for the quarter. Quarterly revenue increased by 20% to R30 million (Aquarius attributable: R15 million) as a result of the increased production for the quarter.

Production levels rose considerably due to improved plant operation and stability.

Operations
Total feed for the quarter was 2,101 tons, a 92 ton increase compared to the previous quarter.

During the quarter the feed head grade decreased marginally to 0.59g/t compared to 0.65 g/t the previous quarter.

Recoveries increased to 11% compared to the previous quarter due to increased plant stability and improved grinding of rougher concentrates.

As a result, production increased 61% to 4,479 PGM ounces (Aquarius attributable: 2,240 ounces).

During the quarter, a new ultra-fine-grind Deswik mill was commissioned, with a second planned to commission in the coming quarter. This phased commissioning approach reduces downtime and allows production to be maintained. The Deswik mill will reduce bottlenecking associated with the already installed and working SMD mills. Target production at Platinum Mile remains 35,000 per annum. It is estimated that full monthly production ramp-up will be achieved during the first quarter of FY 2010.

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Jun 2009	2,598	1,388	403	90	4,479
Mar 2009	1,617	864	251	56	2,788
Dec 2008	1,799	962	279	63	3,103
Sep 2008	3,470	1,855	538	120	5,983

Operating Costs
Cash costs decreased 49% to R2788 per PGM ounce due to increased production.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 2,788	nm	nm

Capital Expenditure
Capital expenditure for the quarter was R2 million. The expansion and fine milling project budget of R59 million remains on target, with the total spent to date to R57 million, with R2 million remaining in the first quarter of the new financial year.

Total expenditure to date on the expansion program is R59 million (Aquarius attributable R30 million), versus a budget of R59 million. This has been funded from cash flows and debt via an original loan of R75 million from Investec Ltd, repayable quarterly.

CORPORATE MATTERS

Capital raising by way of equity placement, rights issue and convertible note issue.
During the quarter Aquarius concluded its capital raising package raising gross proceeds of $270 million by way of:

- $118.5 million from an equity placement of 46,330,000 common shares
- $73.5 million from a rights issue of 41,491,737 common shares as part of the 1 for 9 Rights Issue
- $78 million (R650 million) from a convertible bond issue of 65,000 Bonds

Details of the capital raising include:

Rights Issue (and Prior Period Equity Placement)
On 7 May 2009, Aquarius announced the allotment of 41,491,737 ordinary fully paid shares as part of the 1 for 9 Rights Issue, forming the second tranche of the group refinancing announced in March 2009. Funds raised from the rights issue before fees totalled £44.7 million. This amount is in addition to the £83.4 million raised before fees from the equity placement 46,330,000 shares issued on 26 March 2009 (listed on 2 April 2009).

Convertible Bonds
Further to the equity placing and rights issues announced in March 2009, the third tranche of refinancing comprised the issue of a convertible bond. On 11 May 2009, Aquarius announced the completion, issue and listing of R650 million floating rate senior secured convertible bonds. A total 65,000 Bonds with a denomination of R10,000 per Bond were listed under the share code AQPB (ISIN Code: ZAE000134540, abbreviated name: AquariusCvt on the Main Board of the JSE Limited.

Repayment of Bridge Facility
Aquarius fully repaid the Bridge Loan Facilty of R1.6 billion ($177 million) during the quarter utilising funds raised in capital raising described above.

Appointment of Liberum Capital as New LSE Joint Broker
On 3 June 2009 Aquarius announced the appointment of Liberum Capital Limited to act as joint UK corporate broker with Merrill Lynch International, replacing Investec Securities Limited.

Inclusion in the S&P/ASX 100
Following adjustments to the Standard and Poor's / Australian Securities Exchange index series, Aquarius was accepted for inclusion in the S&P/ASX 100, effective from the close of trade on 19 June 2009.

Ridge Mining
Following overwhelming support by Ridge Shareholders on 6 July 2009 who voted in favour of the acquisition of Ridge by Aquarius by means of a scheme of arrangement, the Scheme became effective on the subsequent sanction of the Court on 30 July 2009. Ridge Mining is now 100% owned by Aquarius Platinum Limited. Aquarius will update shareholders on the integration of the Ridge mining assets into Aquarius Platinum in due course.

Sylvania
AQPSA is disputing compliance by Sylvania South Africa (Proprietary) Limited ("Sylvania) with the terms of the agreement concluded between AQPSA and Sylvania dated 13 May 2005, relating to the Everest North Project ("Agreement"). Under South African mining law, AQPSA has the exclusive right to apply for a mining right for the farm Vygenhoek, where the Everest North Project is located, to the exclusion of any third party, including Sylvania. Statements by Sylvania on 10 July 2009 in the public domain to the effect that Sylvania has a right to apply for a mining right for the Everest North Project are incorrect and the inclusion by Sylvania of the Everest North Project in its portfolio of projects, is also incorrect. Without the authority and knowledge of AQPSA, Sylvania instructed third party consultants to prepare an application






for a mining right for Vygenhoek in the name of AQPSA, which application was lodged without AQPSA's knowledge with the Department of Minerals and Energy ("DME"). That unauthorised lodgement is unlawful within the context of the Agreement and South African mining law and the DME has accordingly withdrawn the unauthorised application. AQPSA has informed Sylvania that AQPSA will not tolerate unlawful interference by Sylvania in AQPSA's Everest North Project and AQPSA has reserved its rights in this regard.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2009	Previous Quarter Mar 2009	Change Quarter on Quarter	Current 12 months Jun 2009	Previous 12 months Jun 2008	Change Period on Period
Safety							
DIIR	200,000 man hrs	0.74	0.71	(4)	0.74	0.49	(51)
Revenue							
Gross Revenue	R'M	831	846	(2)	2,579	5,248	(51)
PGM basket Price	$/oz	915	795	15	1,044	1,887	(45)
Gross cash margin	%	34	37	(8)	15	68	(77)
Nickel Price	$/lb	5.86	4.75	23	6.03	12.71	(53)
Copper Price	$/lb	2.11	1.55	36	2.23	3.50	(36)
Ave R/$ rate		8.62	9.94	(13)	9.03	7.23	25
Cash Costs on-mine							
Per ROM ton	R/ton	339	328	3	337	273	23
	$/ton	39	33	19	37	38	(2)
Per PGM oz (3E+Au)	R/oz	5,188	5,070	2	5,174	4,241	22
	$/oz	602	510	18	573	587	(2)
Per PGE (5E+Au)	R/oz	4,257	4,154	2	4,242	3,487	22
	$/oz	494	418	18	470	482	(3)
Capital Expenditure							
Current/Sustaining 100%	R'000s	68,174	57,986	18	280,659	347,308	(19)
	$'000s	7,906	5,834	36	31,074	48,045	(35)
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,625	1,469	10.59	6,488	6,207	4.54
Open Pit	ROM Ton '000	-	-	-	3	165	(97.96)
Total	ROM Ton '000	1,625	1,469	10.59	6,491	6,371	1.89
Surface Stockpiles							
Underground Ore	ROM Ton '000	15	7	110.114	15	5	194.160
Open Pit Ore	ROM Ton '000	-	-	-	-	-	-
Total	ROM Ton '000	15	7	110.114	15	5	194.160
Tons Processed							
Underground	ROM Ton '000	1,617	1,624	(0.426)	6,478	5,916	9.513
Open Pit	ROM Ton '000	-	-	-	3	153	(97.797)
Total	ROM Ton '000	1,617	1,624	(0.426)	6,482	6,068	6.816
Grade							
Plant Head	g/t	2.58	2.54	1	2.57	2.61	(2)
Recoveries	%	79	78	1	79	77	3
PGM Production							
Platinum	Ozs	62,535	62,281	0	250,525	234,041	7
Palladium	Ozs	31,158	30,728	1	123,620	113,400	9
Rhodium	Ozs	11,492	11,411	1	45,912	41,852	10
Gold	Ozs	535	500	7	2,022	1,823	11
Total PGM (3E+Au)	Ozs	105,720	104,920	1	422,078	391,117	8
Iridium	Ozs	4,406	4,619	(5)	17,773	16,270	9
Ruthenium	Ozs	18,715	18,517	1	74,935	68,361	10
Total PGE (5E+Au)	Ozs	128,841	128,056	1	514,786	475,748	8
Base Metals Production							
Nickel	Tonnes	111	103	8	429	386	11
Copper	Tonnes	47	48	(2)	186	178	5
Chromite (000)	Tonnes	44	60	(27)	268	343	(22)

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2009	Previous Quarter Mar 2009	*Change Quarter on Quarter*	Current 12 months Jun 2009	Previous 12 months Jun 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.91	0.88	*(3)*	0.91	0.54	*(69)*
Revenue							
Gross Revenue	R'M	311	323	*(4)*	960	1,638	*(41)*
PGM basket Price	$/oz	928	799	*16*	1,035	1,822	*(43)*
Gross cash margin	%	22	26	*(17)*	(10)	42	*(124)*
Nickel Price	$/lb	5.86	4.75	*23*	6.03	12.71	*(53)*
Copper Price	$/lb	2.11	1.55	*36*	2.23	3.50	*(36)*
Ave R/$ rate		8.62	9.94	*(13)*	9.03	7.23	*25*
Cash Costs on-mine							
Per ROM ton	R/ton	394	395	*(0)*	408	446	*(9)*
	$/ton	46	40	*14*	45	62	*(27)*
Per PGM oz (3E+Au)	R/oz	6,460	6,124	*5*	6,677	7,575	*(12)*
	$/oz	749	616	*22*	739	1,048	*(29)*
Per PGE (5E+Au)	R/oz	5,267	5,012	*5*	5,469	6,273	*(13)*
	$/oz	611	504	*21*	606	868	*(30)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	18,954	15,287	*24*	86,614	99,213	*(13)*
	$'000s	2,198	1,539	*43*	9,590	13,725	*(30)*
Expansion 100%	R'000s	-	-	-	-	10,965	*(100)*
	$'000s	-	-	-	-	1,517	*(100)*
Tons Mined							
Underground	ROM Ton '000	316.8222	302.00	*4.91*	1,404.17	1,096.00	*28.12*
Open Pit	ROM Ton '000	234.3404	263.00	*(10.90)*	1,234.70	976.00	*26.51*
Total	ROM Ton '000	551.1626	565.00	*(2.45)*	2,638.87	2,072.00	*27.36*
Surface Stockpiles							
Underground Ore	ROM Ton '000	1.966	19.000	*(89.653)*	1.966	6.000	*(67.233)*
Open Pit Ore	ROM Ton '000	11.483	67.000	*(82.861)*	11.483	64.000	*(82.058)*
Total	ROM Ton '000	13.449	86.000	*(84.361)*	13.449	70.000	*(80.787)*
Tons Processed							
Underground	ROM Ton '000	324.306	307.000	*5.637*	1,276.320	1,059.000	*20.521*
Open Pit	ROM Ton '000	295.333	295.000	*0.113*	1,308.093	1,071.000	*22.138*
Total	ROM Ton '000	619.639	602.000	*2.930*	2,584.413	2,131.000	*21.277*
Grade							
Plant Head	g/t	2.75	2.85	*(4)*	2.84	2.89	*(2)*
Recoveries	%	68.96	70.46	*(2)*	66.96	63	*5*
PGM Production							
Platinum	Ozs	23,155	23,673	*(2)*	97,203	78,786	*23*
Palladium	Ozs	10,368	10,908	*(5)*	43,618	33,916	*29*
Rhodium	Ozs	4,010	4,034	*(1)*	16,166	12,073	*34*
Gold	Ozs	220	236	*(7)*	950	808	*18*
Total PGM (3E+Au)	Ozs	37,753	38,851	*(3)*	157,937	125,583	*26*
Iridium	Ozs	1,572	1,594	*(1)*	6,581	4,833	*36*

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2009	Previous Quarter Mar 2009	Change Quarter on Quarter	Current 12 months Jun 2009	Previous 12 months Jun 2008	Change Period on Period	Rolling 12 months
Safety								
DIIR	200,000 man hrs	0.08	-	*(100)*	0.10	0.18	*44.44*	0
Revenue								
Gross Revenue	$M	36	30	*21*	176	236	*(25)*	176
PGM basket Price	$/oz	751	626	*20*	931	1,258	*(26)*	931
Gross cash margin	%	28	24	*17*	50	73	*(32)*	50
Nickel Price	$/lb	5	5	*2*	6	14	*55*	6
Copper Price	$/lb	180	151	*19*	238	346	*(31)*	238
Cash Costs								
Per Rom ton	$/ton	49	42	*(17)*	43	39	*(10)*	43
Per PGM ounce 3E+Au	$/oz	562	499	*(13)*	501	446	*(12)*	501
(after by-product credit)	$/oz	379	326	*(16)*	261	(63)	*(514)*	261
Per 6 PGM ounce 5E+Au	$/oz	535	475	*(13)*	477	423	*(13)*	477
(after by-product credit)	$/oz	365	314	*(16)*	254	(49)	*(618)*	254
Capital Expenditure								
Current	$ ' 000s	8,901	9,776	*(9)*	28,132	11,723	*(140)*	28,132
Expansion	$ ' 000s	8,142	726	*1,022*	20,278	20,802	*3*	20,278
Mining								
Underground	RoM ton '000	526	539	*(2)*	2,111	1,887	*12*	2,111
Surface Stock Piles								
Underground	ton '000	236	521	*(55)*	236	498	*(53)*	236
Tonnes Processed								
Milled	ton '000	538	548	*(2)*	2,100	1,732	*21*	2,100
Grade								
Plant Head	g/t	3.60	3.58	*1.00*	3.60	3.57	*1.00*	3.60
Recoveries	%	75.4	73.3	*2.9*	74.0	75.8	*(2.4)*	74.0
PGM Production								
Platinum	Ozs	23,910	23,590	*1*	91,520	76,565	*19.50*	91,520
Palladium	Ozs	17,979	17,905	*0*	69,423	58,154	*19*	69,423
Rhodium	Ozs	1,851	1,797	*3*	7,170	5,966	*20*	7,170
Gold	Ozs	3,135	2,986	*5*	11,909	10,148	*17*	11,909
Total PGM (3E+Au)	Ozs	46,874	46,278	*1*	180,023	150,832	*19.40*	180,023
Ruthenium	Ozs	1,558	1,596	*(2)*	6,117	5,356	*14.20*	6,117
Iridium	Ozs	804	819	*(2)*	3,158	2,760	*14.40*	3,158
Total PGE (5E+Au)	Ozs	49,237	48,694	*1*	189,298	158,948	*19.10*	189,298
Base Metals Production								
Nickel	Tons	666.53	659.40	*1*	2,539.64	2,086.46	*21.70*	2,540
Copper	Tons	534.46	545.31	*(2)*	2,074.10	1,718.95	*20.70*	2,074
Cobalt	Tons	18	18	*0*	71	61	*16*	71

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2009	Previous Quarter Mar 2009	Change Quarter on Quarter	Current 12 months Jun 2009	Previous 12 months Jun 2008	Change Period on Period
Safety							
DIIR	200,000 man hrs	-	-	-	-	5.62	*100*
Revenue							
Gross Revenue	R'M	9	7	*26*	28	155	*(82)*
PGM basket Price	$/oz	993	859	*16*	1,241	2,224	*(44)*
Gross cash margin	%	49	53	*(8)*	26	83	*(68)*
Nickel Price	$/lb	5.86	4.75	*23*	6.03	12.71	*(53)*
Copper Price	$/lb	2.11	1.55	*36*	2.23	3.50	*(36)*
Ave R/$ rate		8.62	9.94	*(13)*	9.03	7.23	*25*
Cash Costs on-mine							
Per ROM ton	R/ton	60	64	*(7)*	83	96	*(13)*
	$/ton	7	6	*15*	9	13	*(29)*
Per PGM oz (3E+Au)	R/oz	2,675	2,043	*31*	3,003	2,666	*13*
	$/oz	310	206	*51*	332	369	*(10)*
Per PGE (5E+Au)	R/oz	1,813	1,385	*31*	2,047	1,742	*17*
	$/oz	210	139	*51*	227	241	*(6)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	-	377	*(100)*	711	5,617	*(87)*
	$'000s	-	38	*(100)*	79	777	*(90)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	75.879	51.000	*48.783*	246.617	274.0000	*(9.994)*
Total	ROM Ton '000	75.879	51.000	*48.783*	246.617	274.000	*(9.994)*
Grade							
Plant Head	g/t	2.20	2.15	*2*	2.34	4.20	*(44)*
Recoveries	%	31.382	44.000	*(29)*	37.798	27.000	*40*
PGM Production							
Platinum	Ozs	1,024	966	*6*	4,145	6,114	*(32)*
Palladium	Ozs	369	351	*5*	1,512	2,201	*(31)*
Rhodium	Ozs	292	267	*9*	1,151	1,513	*(24)*
Gold	Ozs	4	3	*19*	15	22	*(30)*
Total PGM (3E+Au)	Ozs	1,689	1,587	*6*	6,824	9,849	*(31)*
Iridium	Ozs	144	99	*46*	535	918	*(42)*
Ruthenium	Ozs	659	656	*0*	2,653	4,300	*(38)*
Total PGE (5E+Au)	Ozs	2,492	2,342	*6*	10,013	15,068	*(34)*
Base Metals Production							
Nickel	Tonnes	2	1	*91*	8	12	*(34)*
Copper	Tonnes	1	1	*43*	4	9	*(51)*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Previous Quarter Mar 2008	Change Quarter on Quarter	Current 12 months Jun 2008
Safety					
DIIR	200,000 man hrs	-	-		
Revenue					
Gross Revenue	R'M	30	25	*20%*	129
PGM basket Price	$/oz	930	810	*15%*	855
Gross cash margin	%	44	26	*69%*	46
Nickel Price	$/lb	6.78	4.40	*54%*	5.71
Copper Price	$/lb	2.27	1.70	*34%*	2.05
Ave R/$ rate		8.46	9.92	*-15%*	9.01
Cash Costs on-mine					
Per ROM ton	R/ton	6	8	*-25%*	7
	$/ton	1	1	*-12%*	1
Per PGM oz (3E+Au)	R/oz	2,788	5,519	*-49%*	3,586
	$/oz	330	556	*-41%*	398
Per PGE (5E+Au)	R/oz	nm	nm		nm
	$/oz	nm	nm		nm
Capital Expenditure					
Current/Sustaining 100%	R'000s	-	-	*0%*	1,390
	$'000s	-	-	*0%*	154
Expansion 100%	R'000s	1,922	15,226	*-87%*	51,879
	$'000s	227	1,535	*-85%*	5,758
Tons Mined					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Surface Stockpiles					
Underground Ore	ROM Ton '000	nm	nm		nm
Open Pit Ore	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Tons Processed					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	2,101	2,009	5%	8,684
Total	ROM Ton '000	2,101	2,009	5%	8,684
Grade					
Plant Head	g/t	0.59	0.65	-9%	0.67
Recoveries	%	11	7	*57%*	9
PGM Production					
Platinum	Ozs	2,598	1,617	*61%*	9,484
Palladium	Ozs	1,388	864	*61%*	5,069
Rhodium	Ozs	403	251	*61%*	1,471
Gold	Ozs	90	56	*61%*	329
Total PGM (3E+Au)	Ozs	4,479	2,788	*61%*	16,353
Iridium	Ozs	nm	nm		nm

File # 82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Resident Director
Fungai Makoni	General Manager & Company Secretary

Platinum Mile Management

Richard Atkinson	Managing Director
Paul Swart	Financial Director

Issued Capital
At 30 June 2009, the Company had on issue:

415,014,680 shares fully paid common shares and 1,565,249 unlisted options.

65,000 Bonds with a denomination of ZAR10,000 per Bond were listed during the quarter under share code AQPB (ISIN Code: ZAE000134540, Abbreviated name: AquariusCvt) on the Main Board of the JSE Limited on 11 May 2009.

Substantial Shareholders 30 June 2009	Number of Shares	Percentage
Savannah Consortium	68,658,728	16.54
HSBC Custody Nominees (Australia) Limited	28,916,883	6.97
Chase Nominees	22,593,020	5.44

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Merrill Lynch International 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000 **Liberum Capital Limited** City Point, 1 Ropemaker Street, London, EC2Y 9HT Telephone: +44 (0)20 3100 2000	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0)8 9488 1400	**Investec Bank Limited** 100 Grayston Drive Sandown, Sandton 2196 Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd
100% Owned (At 30 June 2009)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information please visit www.aquariusplatinum.com or contact:
In Australia
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 41 (0)79 888 1642
nickbias@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
BRPM	Blue Ridge Platinum Mine
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation, principal mining contractor at Kroondal
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Redpath	Redpath Mining South Africa Pty Ltd.
Ridge	Ridge Mining plc
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	54,333 shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were 54,333 issued at the exercise price of GBP0.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 August 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	449,156,958	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 513,638 209,865 267,303 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

File # 82-5097

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

File # 82-5097


ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

3 August 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 54,333 fully paid common shares on exercise of 54,333 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2009

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/09	Year ended 30/06/08

Results for announcement to the market

				$US'000
Revenues from ordinary activities	Down	66 %	to	310,556
Loss from ordinary activities after tax attributable to members	Up	119%	to	(45,742)

Dividends	Amount per security	Franked amount per security
Interim dividend	- ¢	- ¢
Final Dividend	- ¢	- ¢

Refer to the results announcement released in conjunction with this Appendix 4E to the market on 12th August 2009.

Consolidated income statement

(Year ended 30 June 2009)

	30/06/09 $US'000	30/06/08 $US'000
Revenue	310,556	919,012
Cost of sales	(334,327)	(359,873)
Gross profit/(loss)	**(23,771)**	**559,139**
Other income	1,815	2,109
Administrative and other costs	(9,919)	(10,467)
Foreign exchange gain/(loss)	(20,328)	14,286
Finance costs	(35,968)	(28,260)
Fair value movement in derivative liability	3,829	-
Impairment losses	(13,050)	-
Profit/(loss) before income tax	**(97,392)**	**536,807**
Income tax benefit/(expense)	15,808	(173,214)
Net profit/(loss)	**(81,584)**	**363,593**
Attributable to:		
Equity holders of Aquarius Platinum Limited	(45,742)	236,474
Minority interests	(35,842)	127,119
	(81,584)	**363,593**

Earnings per security (EPS)		
Basic earnings/(loss) per share	(13.30) cents	86.58 cents*
Diluted earnings/(loss) per share	(13.30) cents	86.10 cents*

* Earnings per share has been restated to account for the May 2009 Entitlement Issue to shareholders in accordance with IAS 33.

Consolidated statement of recognised gains and losses

(Year ended 30 June 2009)

	30/06/09 $US'000	30/06/08 $US'000
Foreign currency translation adjustments recognised directly in equity	1,954	(21,691)
Net gain/(loss) recognised directly in equity	1,954	(21,691)
Net profit/(loss) for the year	(81,584)	363,593
Total recognised income and expenses	(79,630)	341,902
Attributable to:		
Equity holders of Aquarius Platinum Limited	(40,199)	221,832
Minority interests	(39,431)	120,070
Total recognised income and expenses	(79,630)	341,902

Consolidated balance sheet

	As at 30/06/09 $US'000	As at 30/06/08 $US'000
Non-current assets		
Receivables	11,362	10,795
Available for sale investments	1,917	4,804
Property, plant and equipment	228,642	214,314
Mining assets	271,789	274,270
Environmental rehabilitation trusts	9,366	10,359
Intangible assets	74,167	77,955
Total non-current assets	**597,243**	**592,497**
Current assets		
Cash and cash equivalents	153,600	170,956
Trade and other receivables	119,866	186,964
Inventories	43,652	35,941
Total current assets	**317,118**	**393,861**
Total assets	**914,361**	**986,358**
Non-current liabilities		
Payables	1,555	2,219
Interest bearing liabilities	70,221	1,657
Derivative financial instrument at fair value	6,084	-
Deferred tax liabilities	92,767	111,738
Provisions	65,127	58,618
Total non-current liabilities	**235,754**	**174,232**
Current liabilities		
Trade and other payables	63,816	56,294
Interest bearing liabilities	6,024	208,161
Current tax liabilities	1	1,644
Provisions	596	474
Derivative financial instrument at fair value	-	1,039
Total current liabilities	**70,437**	**267,612**
Total liabilities	**306,191**	**441,844**
NET ASSETS	**608,170**	**544,514**
Shareholders equity		
Issued capital	20,751	13,103
Share premium reserve	826,779	550,860
Equity reserve	(361,826)	(249,298)
Foreign currency translation reserve	(20,725)	(22,679)
Equity benefits reserve	409	409
Treasury shares	(2,802)	(1,012)
Retained earnings	145,584	217,531
Equity attributable to members of Aquarius Platinum Limited	**608,170**	**508,914**
Minority interests	-	35,600
TOTAL EQUITY & MINORITY INTEREST	**608,170**	**544,514**

Consolidated statement of cash flows

	30/06/09 $US'000	30/06/08 $US'000
Cash flows related to operating activities		
Receipts from customers	354,558	894,269
Payments to suppliers and employees	(327,942)	(378,364)
Interest received	11,681	28,095
Interest paid	(27,300)	(19,628)
Other income	1,104	2,111
Income taxes paid	(95)	(175,851)
Net operating cash flows	**12,006**	**350,632**
Cash flows related to investing activities		
Payments for property, plant and equipment and mine development costs	(59,342)	(65,743)
Payment for mine closure/rehabilitation cost	-	(4,372)
Acquisition of joint venture interest net of cash acquired	-	(22,899)
Redeemable deposit	(14,038)	(32,159)
Payment for purchases of equity investments	-	(4,434)
Net investing cash flows	**(73,380)**	**(129,607)**
Cash flows related to financing activities		
Proceeds from issues of shares	192,131	370,203
Share issue costs	(13,661)	(8,035)
Excess over par value of share buyback	-	(733,813)
Return of capital	-	(14,587)
Proceeds from borrowings	73,770	210,361
Repayment of borrowings	(181,891)	(82,773)
Purchase of treasury shares	(1,790)	(1,012)
Dividends paid	(26,205)	(51,307)
Dividends paid by subsidiary to minority interests	(3,600)	(9,118)
Net financing cash flows	**38,754**	**(320,081)**
Net decrease in cash held	**(22,620)**	**(99,056)**
Cash at beginning of period	170,956	287,663
Exchange rate adjustments to opening cash	5,264	(17,651)
Cash at end of period	**153,600**	**170,956**

Notes to the consolidated income statement

Revenue from ordinary activities

	30/06/09 $US'000	30/06/08 $US'000
Sales revenue	403,902	863,632
PGM price adjustments*	(105,027)	27,285
Interest revenue	11,681	28,095
Total revenue	310,556	919,012

* This represents the impact of PGM price movements on provisionally price sales contracts.

Cost of sales

	30/06/09 $US'000	30/06/08 $US'000
Amortisation and depreciation	42,744	48,986
Cost of production	288,949	307,485
Royalties	2,634	3,402
Total cost of sales	334,327	359,873

Finance costs

	30/06/09 $US'000	30/06/08 $US'000
Interest on borrowings	29,064	19,628
Accretion of interest on convertible bond	432	-
Accretion of mine-site rehabilitation liability	6,472	8,632
Total finance costs	35,968	28,260

Impairment of assets

	30/06/09 $US'000	30/06/08 $US'000
Impairment of Everest mining assets	10,082	-
Impairment of available for sale investments	2,968	-
Total impairment of assets	13,050	-

Impairment of Everest mining assets

On 7 December 2008 the Company announced the suspension of mining operations for a minimum period of six months at the Everest Platinum Mine following detection of instability in an upper area of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the ore body which includes the upper levels of the decline shaft. The Company has made an assessment of the damage to the mine and associated infrastructure resulting in an impairment charge of $10.082 million.

Impairment of available for sale investments

Listed investments have been reassessed to fair value at 30 June 2009.

Statement of retained earnings showing movements

Consolidated retained profits

Retained profits at the beginning of the financial period	217,531	317,113
Net profit attributable to members	(45,742)	236,474
Excess over par value of share buyback	-	(284,749)
Dividends paid	(26,205)	(51,307)
Retained profits at the end of the financial period	145,584	217,531

Details of individual and total dividends and dividend payments

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	-	- ¢	- ¢
	Previous period	26,205	10 ¢	- ¢
Interim dividend:	Current period	-	- ¢	- ¢
	Previous period	25,653	10 ¢	- ¢

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/09 $US'000	**30/06/08 $US'000**
Net profit/(loss):	(81,584)	363,593
Adjustments:		
Net (profit)/loss attributable to minority equity interest	35,842	(127,119)
Earnings/(loss) used in calculating basic and diluted earnings per share	**(45,742)**	**236,474**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	343,812,691	257,082,947
Effect of dilutive securities:		
Share options	-	1,444,706
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**343,812,691**	**258,527,653**

The earnings per share calculations for the years ended 30 June 2009 and 2008 have been adjusted for the 1 for 9 Rights Issue announced to the market on 26 March 2009 in accordance with IAS 33 Earnings Per Share. The effect of this is to dilute the number of shares on issue by a factor of 1.062.

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/09	**30/06/08**	**30/06/09 $US'000**	**30/06/08 $US'000**
Mimosa Investments Limited	50%	50%	(18,342)	72,450
Chrome Tailings Retreatment Project	50%	50%	395	6,958
Kroondal and Marikana Mines	50%	50%	11,580	312,685
Platinum Mile Resources (Pty) Ltd	50%	50%	(491)	1,403
Total			**(6,858)**	**393,496**

Group's share of associates' and joint venture entities':	**30/06/09 $US'000**	**30/06/08 $US'000**
Profit from ordinary activities before tax	1,836	396,837
Income tax expense on ordinary activities	(8,694)	(3,341)
Profit/(loss) from ordinary activities after tax	(6,858)	393,496
Adjustments	-	-
Share of net profit/(loss) of associates and joint venture entities	**(6,858)**	**393,496**

Contingent Liability

Aquarius Platinum (South Africa) (Proprietary) Ltd ("AQPSA") has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable. All pleadings in the matter are now closed and the matter will proceed to trial during 2010.

Basis of accounting

The consolidated financial report will be prepared in accordance with International Financial Reporting Standards (IFRS).

Subsequent events

Subsequent to 30 June 2009, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge project which is in the start up phase and which shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

To complete the acquisition Aquarius issued 34,087,945 ordinary shares on 30 July 2009 and granted 13,488,415 replacement options to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners.

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2009	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Unallocated USD000	Eliminations USD000	Consolidated USD000
External revenue	-	238,225	-	60,650	11,681	-	310,556
Intersegment revenue	49,586	-	621	-	-	(50,207)	-
Segment revenue	49,586	238,225	621	60,650	11,681	(50,207)	310,556
Segment result	8,321	(108,269)	(9)	(9,002)	11,681	(114)	(97,392)
Income tax benefit/(expense)							15,808
Profit/(loss) after tax							(81,584)
Minority interest							35,842
Net profit/(loss)							(45,742)

Geographical segments

30 June 2008	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Unallocated USD000	Eliminations USD000	Consolidated USD000
External revenue	-	768,265	-	122,652	28,095	-	919,012
Intersegment revenue	24,760		691	-	-	(25,451)	-
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	434,873	(95)	58,061	28,095	(9,246)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Minority interest							(127,119)
Net profit							236,474

Segment reporting (continued)

In Zimbabwe, the Indigenisation and Economic Empowerment bill was enacted into law during the last quarter of the previous financial year. The proposed amendments to the Mines and Minerals Act which were tabled just before the dissolution of the previous parliament have been withdrawn by the current Minister of Mines. He has requested for input from the industry through the Chamber of Mines.

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: .... Date: 12 August 2009........
(Company Secretary)

Print name: WILLI BOEHM...



Annual Results 2009

AQUARIUS
PLATINUM LIMITED

File # 82-5097

Full Year Results: 30 June 2009

Highlights

- Group attributable production at target level, closing at 455,675 PGM ounces for the full year
- Net loss reduced from $70.1 million at 1H to $45.7 million (US 13.30 cents per share) at full year
- Successful capital base restructure completed in 2H, with overwhelming shareholding support
- Cash balance at FY close of $154 million, after repayment of R1.577 billion ($177 million) bridge facility in AQPSA
- Recovery in US Dollar prices of major metals from lows experienced towards end of 1H

Operational

- Group attributable production at 455,675 PGM ounces achieved despite suspension of operations at the Everest Platinum Mine (2008: 500,203 PGM ounces)
- Improved production at all operating units; up 13% in total (excluding Everest & Platinum Mile)
- Recovery in operating margins through 2H at SA operations

Financial

- Revenue decreased 66% from $919 million to $311million as PGM prices collapsed
- Net profit of $24.4 million achieved in 2H reduces full year loss to $45.7 million
- Net mine operating cash flow of $27 million achieved, despite negative provisional price adjustments and significant pipeline advance repayments
- Group debt reduced to $82 million from $210 million
- Group cash balance at $154 million

Strategic

- Capital raising completed by way of equity placement, rights issue and convertible note issue
- Completion of the acquisition of Ridge Mining in July 2009
- FirstPlats transaction agreement concluded, pending s11 transfer in order to complete
- Expansion of Aquarius exploration portfolio in SA
- Mimosa Wedza Phase 5.5 expansion successfully completed and commissioned

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "What a year this was; a year of highs and lows; be it prices, currency volatility in both of our operating domains, the Everest mine suspension, the acquisition of Ridge, and the capital base restructuring, along with the usual challenges the mining industry.

There is no doubt that the collapse in PGM prices pose this industry great issues and indeed posed this company some unique challenges as margins were cut to the bone. Despite this ongoing overhang, Aquarius has responded decisively and has delivered an aggregate 13% production improvement across all its current operations and has managed to reduce the half year net loss of $70 million announced in February 2009 to $45 million by year-end, with more positive prospects appearing. We are grateful to our shareholders for backing the successful strengthening of the balance sheet during these challenging times, enabling opportunities such as the successful acquisition of Ridge and the restart of Everest to occur, both of which will in time further add to the growth profile of Aquarius."

Financials

Aquarius recorded a consolidated loss for the year to 30 June 2009 of $45.7million (US13.30 cents per share) compared to a prior year profit of $236.5 million. The result is attributable to a number of factors but in the main a collapse of PGM prices during the first half of the financial year and reduced production due to the suspension of operations at the Everest mine in December 2008.

Significantly, earnings in the second half of the financial year (2H 2009) reflected a $94.4 million swing resulting in a net profit of $24.4 million in 2H. This net profit was achieved despite lower production (Everest), the impact of dollarisation of the Zimbabwean economy and a significant strengthening in the value of the SA Rand against the US$ in 2H. The net profit achieved in the second half is attributable to improved US$ PGM prices (both provisional and realised) lifting from the lows experienced in the December 2008 quarter.

Net Profit & Production Comparison by Half Year & Full Year (FY 2009 & 2008)

	1H 2009	2H 2009	FY2009	FY2008	FY Change
Net profit (loss) after tax & OEI	($70.1m)	$24.4m	($45.7m)	$236.5m	($282.2m)
PGM ozs production	260,208	195,467	455,675	500,203	44,528
Everest	64,068	-	64,068	157,994	(93,926)
All other operations	196,140	195,467	391,607	342,209	49,398
Total production	260,208	195,467	455,675	500,203	(44,528)

Major factors influencing the result for the year included:

(i) The significant reduction in metal prices experienced from 30 June 2008, which saw platinum decrease from an average of $2,036 per ounce in the month of June to an average of $840 per ounce in the month of December. Rhodium similarly decreased from an average of $9,774 per ounce in the month of June to $1,220 per ounce in the month of December. In addition, by-product nickel also fell 50%, averaging $6.76/lb for the period compared to $13.47/lb in 1H 2008. This had a significant impact on the valuation of receivables subject to the four month provisional pricing period and was reflected in the first half loss. During the 2009 financial year, the group average 4E PGM basket price (platinum, palladium, rhodium and gold) fell to US$1,044 per ounce compared to US$1,762 in the previous year.

(ii) Increase in debt interest charges to $29 million (compared to $19 million) resulting from increased debt level following the repurchase of 20% of AQPSA in the June quarter 2008.

(iii) $19.6 million (pre-tax) of adjustments associated with the temporary suspension of mining at the Everest mine on 7 December 2008. $10.1 million of this related to impairment of mining assets damaged in the underground and $9.5 million related to provision for redundancies and inventory losses and care and maintenance costs.

(iv) $24 million foreign currency loss (pre-tax) on pipeline advances due to US dollar strengthening during the year.

(v) Declining PGM prices causing $41 million of negative PGM sales adjustments (pre-tax) relating to the previous period but booked during the current financial year. This related to the difference between the value of PGM concentrate sales provisionally priced and recorded in the June quarter 2008 and the actual settled PGM price recorded in the Dec 2008 half.

(vi) Non cash $7.2 million adjustment to deferred tax at Mimosa following the dollarisation of the economy

Revenue from ordinary activities for the FY2009 was $311 million (comprising sales revenue of $300 million and interest income of $11 million), down from the previous corresponding period due to the factors described above. After adjusting for the items described above the gross "cash" profit of the Group for the year was $69.5 million.

Revenue Recognition and Revenue Realisation & Margin Reconciliation

	Reported FY 2009	Everest suspension costs inc. care and maintenance	Sales Adjustments from prior period FY2008	Adjustment to gross profit for FY 2009 to give "cash" profit
Recognised Sales Revenue	$415.6m	-	-	$415.6m
Total Sales Adjustments	($105.0m)	-	Add back $41.0m	($64.0m)
Net Reported Revenue	$310.6m	-	Add back $41.0m	$351.6m
Cost of Sales (excl. D&A)	($291.6m)	$9.5m	-	($282.1m)
Gross "Cash" Profit / (Loss)	$19.0m	$9.5m	Add back $41.0m	$69.5m
Gross "Cash" Margin (%)	6.1%	-	-	19.8%

Revenue in 2H 2009 was $32 million higher than 1H 2009 despite lower production, reflecting a return to improved PGM prices.

Total mine PGM production for the year increased 1% to 847,283 PGM ounces despite the temporary suspension of Everest in December 2008. Production attributable to Aquarius was 9% lower at 455,675 PGM ounces. The decrease in attributable production was due entirely to the reduction in production at the Everest mine. Encouragingly all other operations increased annual production by 49,463 PGM ounces (13%) compared to FY 2008.

The Group's existing operations are expected to continue to increase production in FY2010 following conclusion of the Ridge Mining acquisition. Ridge Mining's Blue Ridge mine is expected to commence contributing towards group production from Q1 in this current financial year. Blue Ridge is expected to contribute approximately 125,000 PGM ounces (Aquarius' share 62,500 PGM ounces) once steady state production is reached.

Corporate expenses at $9.9 million were slightly lower compared to the previous year.

On mine cash costs at $291.6 million reflects an increase in average group attributable unit costs to R5,474 per PGM ounce or $606 per PGM ounce compared to $622 per PGM ounce in the previous year. This amount includes $9.5 million of costs relating to the suspension of operations at Everest and the ongoing care and maintenance costs since suspension. Amortisation and depreciation was lower at $43 million from $49 million in line with lower production for the year.

Finance charges for the year of $35.6 million included interest payments on the RMB bridge debt facility of $23.6 million; pipeline finance of $3.1 million; and a non-cash charge of $6.7 million on the unwinding of the rehabilitation provision and accretion of interest on debt component of convertible note. The AQPSA RMB bridge facility was repaid in May from proceeds of the recent AQP capital raising. AQP provided the funds to repay the loan by AQPSA, significantly increasing the inter-company loan to $239 million.

Cash Costs at Operations

	Rand (4E) per ounce	Rand (6E) per ounce	Rand (6E) per ounce less by-products
Kroondal (P&SA1)	5,174	4,242	4,138
Marikana (P&SA2)	6,677	5,469	5,279
Everest**	6,686	5,471	5,320
Mimosa : note (in US$)	501	477	254
CTRP	3,003	2,047	1,975
Platinum Mile	3,586	-	-
Group Average (R)	5,474	4,637	4,172
Group Average ($)*	606	514	462

**Group average calculated using attributable production*

***Everest costs not representative (also includes suspension costs)*

Group Financials by Operation

	Kroondal	Marikana	Everest	Mimosa	CTRP	Plat Mile	Corp	**Total**
PGM ounces (attributable)	211,039	78,969	64,068	90,011	3,412	8,176	-	**455,675**
Revenue (net of FX sales variance)	145.8	53.8	32.6	61.1	2.6	6.8	7.8	**310.5**
On mine cash costs	(122.4)	(59.6)	(53.1)	(48.0)	(2.1)	(4.1)	(2.1)	**(291.4)**
Amortisation and depreciation	(12.4)	(9.5)	(3.9)	(4.1)	(0.2)	(0.2)	-	**(30.3)**
Gross profit	11.0	(15.3)	(24.4)	9.0	0.3	2.5	5.7	**(11.2)**
Amortisation of fair value	(6.0)	(1.7)	-	(0.6)	-	(4.1)	-	**(12.4)**
Gross profit after FVU	5.0	(17.0)	(24.4)	8.4	0.3	(1.6)	5.7	**(23.6)**
Other income	-	-	0.7	0.1	(0.1)	0.1	1.0	**1.8**
Corporate admin and other costs	-	-	-	-	-	-	(9.9)	**(9.9)**
Foreign currency gain/(loss)	(17.9)	(1.5)	(6.3)	(13.4)	-	-	18.8	**(20.3)**
Finance charges	-	-	-	-	-	-	(36.0)	**(36.0)**
Fair value adjustment of conv. bond	-	-	-	-	-	-	3.8	**3.8**
Impairment of assets	-	-	(10.1)	(3.0)	-		-	**(13.1)**
Profit/(loss) before tax	(12.9)	(18.5)	(40.1)	(7.9)	0.2	(1.5)	(16.6)	**(97.3)**
Tax Expense								**15.8**
Minority interest								**35.8**
Net Profit/(loss) after tax								**(45.7)**

Refinancing Activities
During the quarter Aquarius concluded its capital base restructuring raising gross proceeds of $270 million by way of:

- $118.5 million from an equity placement of 46,330,000 common shares;
- $73.5 million from a rights issue of 41,491,737 common shares as part of the 1 for 9 rights issue; and
- $78.0 million (R650 million) from a convertible bond issue of 65,000 bonds of R10,000 par value.

Details of the capital raising include:

Rights Issue and Equity Placement
On 7 May 2009, Aquarius announced the allotment of 41,491,737 ordinary fully paid shares as part of the 1 for 9 Rights Issue, forming the second tranche of the group refinancing announced in March 2009. Funds raised from the rights issue before fees totalled £44.7 million. This amount is in addition to the £83.4 million raised before fees from the equity placement 46,330,000 shares issued on 26 March 2009 (listed on 2 April 2009). 97.2% of the rights issue was taken up by existing shareholders with the balance placed on market.

Convertible Bonds
Further to the equity placing and rights issues announced in March 2009, the third tranche of refinancing comprised the issue of a convertible bond. On 11 May 2009, Aquarius announced the completion, issue and listing of R650 million floating rate senior secured convertible bonds. A total 65,000 Bonds with a denomination of R10,000 per Bond were listed under the share code AQPB (ISIN Code: ZAE000134540, abbreviated name: AquariusCvt on the Main Board of the JSE Limited.

Fair value movement in embedded derivative component of convertible bond
As the convertible bond was issued in Rand but the functional currency of Aquarius is US dollars, the convertible note represents a financial liability. The embedded derivative portion of this convertible note is required to be measured at fair value with any movement recognised through the income statement. The derivative was fair valued at 30 June resulting in an income statement gain of $3.9 million.

Repayment of Bridge Facility
AQPSA fully repaid the Bridge Loan Facility of R1.577 billion ($177 million) during the year utilising funds borrowed from AQP, those funds being part of the raising described above.

Cash Balances
Group cash balance at 30 June 2009 was $153.6 million. Cash movements during the year were impacted by the net repayment of approximately $90 million of pipeline sales advances resulting from the decline in PGM prices from the time of the advance to the time of sale. Following the recent stabilisation of PGM prices, pipeline advances are not expected to continue to adversely impact cash flow.

Aquarius utilised funds received from the capital raising and convertible bond to reduce group debt by paying out the RMB bridge facility in May 2009. As a result, the group's balance sheet is significantly stronger; group debt comprises $8 million of mainly bank interest bearing debt at Mimosa and $76 million of convertible bonds issued.

Major items greater than $10 million (other than mine operations) that impacted on cash flow are detailed below:

Major Cashflow Item Reconciliation

	FY 2009 ($ million)
Interest expense	($29)
Interest income	$12
Proceeds from share placement and rights issue	$192
Share issue costs	($13)
Proceeds from issue of convertible notes	$74
Repayment of loans including RMB Bridge facility $177m, Mimosa $4 million)	($181)
Dividends paid by AQP and minority interest dividends paid by AQPSA	($30)
Capital expenditure and rehabilitation trust contributions	($59)

Group cash reserves at year end totalled $153.6 million and were held in the following entities:

AQP	$112.8m
ACS(SA) (100%)	$8.9m
AQPSA (100%)	$29.5m
Mimosa Investments (50%)	$2.3m
Total	**$153.6m**

Group Debt

Group interest bearing debt (excluding pipeline advances from smelters and the Convertible Note) reduced to $8 million following the repayment of the RMB bridge facility in May 2009.

- **Convertible notes: $76 million**
  65,000 Bonds with a denomination of R10,000 per Bond. The bonds bear interest from (and including) the Issue Date at the rate which is the aggregate for each Interest Period of 3-month JIBAR plus a margin of 3% (three percent) per annum. Interest on the Convertible Bonds will be compounded quarterly in arrear and be paid semi-annually in arrears on 30 October and 30 April in each year commencing on 30 October 2009.

- **Bank debt**
  $6 million short term loan at Mimosa.

Acquisition of Ridge Mining plc

Following overwhelming support by Ridge Shareholders on 6 July 2009 who voted in favour of the acquisition of Ridge by Aquarius by means of a scheme of arrangement, the Scheme was sanctioned on 30 July 2009 by the UK Courts. Ridge Mining is now 100% owned by Aquarius Platinum Limited.

Subsequent to year end, Aquarius' South African management team has commenced the integration of the Ridge assets into the Aquarius stable and has earmarked a multi-functional team to manage this process to ensure a smooth transition. Ridge's operating mine, Blue Ridge Mine (50% attributable), which is currently in ramp-up mode should commence contributing to the Aquarius group's production profile immediately. At the completion of the ramp up-phase, the Blue Ridge Mine is expected to produce approximately 125,000 PGM 4E ounces per annum.

Rand US Dollar Exchange Rate

The Rand strengthened marginally against the US Dollar year-on-year from 7.83 to 7.76; however, there was considerable volatility in the rate during the year, with the Rand averaging 9.03 over the year, characterised by a weak currency in the first-half and a stronger currency in the second-half.

Financial Year 2009: Rand US Dollar Exchange Rate


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09

Platinum Group Metal Prices ($ per ounce)

PGM prices in US Dollar terms fell significantly during the first half, recovering modestly in the second half. Platinum closed the year 43% lower at $1,183 though still considerably higher than the low of $783 reached in October 2008, palladium 46% lower at $245 per ounce, rhodium 85% lower at $1,450 per ounce with only gold bucking the trend, up 2% to close at $940 per ounce. Encouragingly, PGM prices have continued to recover into the new financial year.

Financial Year 2009: Platinum, Palladium, Rhodium and Gold Prices ($ per ounce)


Pt, Pd & Au ($/oz)
Rh ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Platinum
Palladium
Gold
Rhodium

The South African and Zimbabwean PGM basket prices consequently saw significant decreases, averaging 41% lower for the year at US$1,044 per 4PGE ounce for the group. In South Africa the average achieved basket price was US$1,071 per ounce and in Zimbabwe $931 per 4PGE ounce.

Financial Year 2009: PGM Basket Prices (4PGE) ($ per ounce)



$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

Production

The chart below illustrates the annual production profile. While production increased at all mining operations, production decreased in 2009 from 500,203 to 455,675 PGM 4E ounces due to temporary suspension of operations at Everest. This is an equivalent year-on-year increase in annual production of 13% excluding production from Everest (due to temporary suspension) and Platinum Mile (due to only four months contribution in FY 2008).

Aquarius Group Attributable Annual Production (4E PGM ounces)



4PGE Ounces
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
2008
2009
Everest
CTRP
Mimosa
Platinum Mile
Marikana
Kroondal

Production of PGMs attributable to shareholders of Aquarius was 455,675 PGM ounces. The tables below compare production by operation and attributable to Aquarius over the four quarters and year-on-year.

Production by Mine

PGMs	Quarter Ended				Full Year Ended	
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2008	FY 2009
Kroondal	101,731	109,707	104,920	105,720	391,117	422,078
Marikana	38,883	42,451	38,851	37,753	125,583	157,938
Everest	32,365	31,703	-	-	157,994	64,068
Mimosa	43,638	43,232	46,278	46,874	150,832	180,022
CTRP	1,764	1,784	1,587	1,689	9,850	6,824
Platinum Mile	5,983	3,103	2,788	4,479	7,041	16,353
Total	**224,364**	**231,980**	**194,424**	**196,515**	**842,417**	**847,283**

Production by Mine Attributable to Aquarius

PGMs	Quarter Ended				Full Year Ended	
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2008	FY 2009
Kroondal	50,866	54,854	52,460	52,859	195,558	211,039
Marikana	19,442	21,226	19,426	18,875	62,791	78,969
Everest	32,365	31,703	-	-	157,994	64,068
Mimosa	21,819	21,616	23,139	23,437	75,416	90,011
CTRP	882	892	793	845	4,924	3,412
Platinum Mile	2,992	1,552	1,394	2,238	3,520	8,176
Total	**128,366**	**131,843**	**97,212**	**98,258**	**500,203**	**455,675**

FINANCIALS

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2009
$'000

	Note	Half year ended		Year ended	
		30/06/09	**31/12/08**	**30/6/09**	**30/6/08**
Everest mine		*0*	*64,068*	*64,068*	*157,994*
All other mines		*195,467*	*196,140*	*391,607*	*342,209*
Attributable Production (PGM Ounces)		***195,467***	***260,208***	***455,675***	***500,203***
Revenue	(i)	171,377	139,179	310,556	919,012
Cost of Sales (including D&A)	(ii)	(137,006)	(197,321)	(334,327)	(359,873)
Gross profit/(loss)		**34,371**	**(58,142)**	**(23,771)**	**559,139**
Other income		1,629	186	1,815	2,109
Corporate Admin & other costs	(iii)	(5,209)	(4,710)	(9,919)	(10,467)
Finance costs	(iv)	(14,378)	(21,590)	(35,968)	(28,260)
Foreign exchange gains/(losses)	(v)	15,971	(36,299)	(20,328)	14,286
Fair value movement in derivative	(vi)	3,829	-	3,829	-
Impairment of assets	(vii)	(468)	(12,582)	(13,050)	-
Profit/(loss) before tax		**35,745**	**(133,137)**	**(97,392)**	**536,807**
Income tax credit (expense)	(viii)	(11,357)	27,165	15,808	(173,214)
Profit/(loss) after tax		**24,388**	**(105,972)**	**(81,584)**	**363,593**
Minority interest	(ix)	-	35,842	35,842	(127,119)
Net profit/(loss)		**24,388**	**(70,130)**	**(45,742)**	**236,474**
Earnings per share (basic – cents)		*11.79*	*(25.09)*	*(13.30)*	*91.98*

Notes on the June 2009 Consolidated Income Statement

(i) Sales revenue decrease reflects lower PGM basket price achieved.

(ii) Costs of sales were 22% higher in Rand terms due to inflationary pressures. In dollar terms costs were marginally up by 2% due to dollar strength.

(iii) Corporate administration costs are down from last year but in line.

(iv) Increase in finance costs reflects $23.6 million interest paid on the bridge facility (since repaid in May 2009) decreased pipeline finance paid $3.1 million and $8.8 million non cash interest on the unwinding of the rehabilitation provisions and accretion of convertible note interest.

(v) Foreign exchange losses include a $23 million loss on adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline, a $14.9 million gain on the revaluation of group loans, a $1.5 million gain incurred on the revaluation of net monetary assets and the impact of $13.4 million loss due to the depreciating Zimbabwean Dollar

(vi) Relates to the movement in the fair value of the derivative component of R650 million ($78 million) convertible bond issued during May 2009.

(vii) Includes impairment charges for $10.1 million of Everest mining assets and $2.9 million for listed portfolio in Zimbabwe.

(viii) Income tax expense for the period including a non cash adjustment of $7.2 million to deferred tax at Mimosa on account of the dollarisation of the Zimbabwean economy which now requires corporate tax to be paid in US dollars.

(ix) Minority interests reflect outside equity interest of the Savannah Consortium (SavCon) for the months of July to October. Aquarius assumed 100% ownership of AQPSA from 27 October following the final phase of the BEE flip which resulted in the SavCon consortium being issued with 65,042,856 shares in Aquarius in return for their 32.5% equity interest in AQPSA.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2009
$'000

	Note:	Half year ended		Financial year ended	
		30/06/09	31/12/08	30/06/09	30/06/08
Net operating cash flow	(i)	27,886	(15,880)	12,006	339,073
Net investing cash flow	(ii)	(48,936)	(24,444)	(73,380)	(118,048)
Net financing cash flow	(iii)	68,848	(30,094)	38,754	(320,081)
Net increase (decrease) in cash held		**47,798**	**(70,418)**	**(22,620)**	**(99,056)**
Opening cash balance		86,954	170,956	170,956	287,663
Exchange rate movement on cash	(iv)	18,848	(13,584)	5,264	(17,651)
Closing cash balance		**153,600**	**86,954**	**153,600**	**170,956**

Notes on the June 2009 Consolidated Cash flow Statement

(i) Net operating cash flow includes inflow from operations ($27 million), net interest paid of $15 million.
(ii) Net investing cash flow includes payments for mine development and development costs ($59 million).
(iii) Net financing cash flow includes issue of shares $192 million, convertible notes issued $74 million, repayment of loans $181 million, dividend paid $30 million and capital raising costs $13 million.
(iv) Exchange rate movement reflects movement of Rand against the US Dollar.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2009
$'000

	Note:	Financial year ended	
		30/06/09	**30/06/08**
Assets			
Cash assets		153,600	170,956
Current receivables	*(i)*	119,866	186,964
Other current assets	*(ii)*	43,652	35,941
Property, plant and equipment	*(iii)*	228,642	214,314
Mining assets	*(iv)*	271,789	274,270
Other non-current assets	*(v)*	22,645	25,958
Intangibles	*(vi)*	74,167	77,955
Total assets		**914,361**	**986,358**
Liabilities			
Current liabilities	*(vii)*	70,437	267,612
Non-current payables	*(viii)*	1,555	2,219
Non-current interest-bearing liabilities	*(ix)*	70,221	1,657
Derivative financial instrument at fair value	*(x)*	6,084	-
Other non-current liabilities	*(xi)*	157,894	170,356
Total Liabilities		**306,191**	**441,844**
Net assets		**608,170**	**544,514**
Equity			
Parent entity interest		608,170	508,914
Minority interest		-	35,600
Total Equity		**608,170**	**544,514**

Notes on the June 2009 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales.
(ii) Reflects PGM concentrate inventory, consumables, stores and critical spares.
(iii) Represents fixed assets within the Group.
(iv) Includes group's mining assets at Kroondal, Marikana, Mimosa, and Everest.
(v) Includes recoverable portion of rehabilitation provision from P&SA of $11 million, and cash contributed to rehabilitation trusts of $9.4 million
(vi) Included intangibles relating to goodwill and contract value acquired on acquisition of 50% equity interest in Platinum Mile Resources (Pty) Ltd.
(vii) Decrease from prior year relates to repayment of debt facility valued at $200 million at June 2008.
(viii) Reflects P&SA partners' right of recovery of rehabilitation provisions.
(ix) Includes convertible loan note debt component of $68.1 million and other interest bearing debt of $2.1 million.
(x) Derivative relates to the fair value of the option component which forms part of the overall convertible note debt.
(xi) Reflects deferred tax liabilities of $92 million and provision for closure costs of $65 million.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)

P&SA1 at Kroondal

Safety
The 12-month rolling average DIIR for the year deteriorated to 0.74 from 0.49 in the previous year. Management measures and safety management systems have been implemented and improvements were realised toward the latter part of the financial year.

Production
Underground production increased 5% year-on-year to 6,488,064 tons and open-pit production ceased during the year in-line with plan providing only 3,360 tons, resulting in a total 2% increase in tons to 6,491,424 tons. The average head grade over the year was marginally lower at 2.57 g/t. Recoveries increased by 3% to 79%. Total PGM production for the year increased 8% to 422,078 PGM ounces (Aquarius attributable: 211,039 ounces).

Kroondal: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	Attributable PGMs (4E)
2009	250,525	123,620	45,912	2,022	422,078	211,039
2008	234,041	113,400	41,852	1,823	391,117	195,558

Revenue
The average achieved PGM basket price for the year decreased 45% to $1,044 per PGM ounce. The cash margin for the year fell 77% to 15%.

Operating Costs
Cash cost per ROM ton increased by 23% to R337 per ton. Consequently, cash costs per PGM ounce, increased 22% to R5,174 per PGM ounce.

P&SA1 at Kroondal: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2009	5,174	4,242	4,138

P&SA2 at Marikana Platinum Mine

Safety

The 12-month rolling average DIIR for the year deteriorated to 0.91 from 0.54 in the previous year. Management measures and safety management systems have been implemented and improvements were realised toward the latter part of the financial year.

Production

Total tonnes produced increased 27% to 2,638,871, comprising a 28% increase to 1,404,168 tons from underground operations and a 28% increase to 1,234,702 from open pit operations. The ratio of production over the year continued to shift favourably towards underground material which represented 57% of the total production mix in the final quarter. The average head grade reduced to 2.84 g/t compared to 2.89 g/t in the previous year. Recoveries, however, increased 5% to 67%. Total PGM production increased 26% year-on-year to 157,937 PGM ounces (Aquarius attributable: 78,969 PGM ounces).

Marikana: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable
2009	97,203	43,618	16,166	950	157,938	78,969
2008	78,786	33,916	12,073	808	125,583	62,791

Revenue

The average realised PGM basket price for the year decreased 43% to $1,035 per PGM ounce. This resulted in a 41% decrease in mine revenue to R0.96 billion for the year (Aquarius share: R480 million). The cash margin for the year fell to -10%, compared to 42% in 2008.

Operating Costs

Cash cost per ROM ton decreased by 9% to R408. Consequently, cash costs per PGM ounce, decreased 12% to R6,677 per ounce.

Marikana: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products
FY 2009	6,677	5,469	5,279

Everest Platinum Mine

In December 2008 Aquarius announced the temporary suspension of the Everest Mine resulting from a subsidence event. An insurance claim was submitted and duly settled.

The area affected by the subsidence has been surveyed, confirming the subsidence is confined to the upper areas of the original decline and previously mined out areas in the vicinity of the decline, and that existing stoping and development areas are not affected. Multiple access alternatives have been evaluated and development of two new declines, one north and one south of the original decline, was identified as the most expedient and capital-efficient means to recommence operations whilst ensuring optimal longer term infrastructure placement in terms of the ore body geometry. Initial focus will be on the establishment of the North decline, which will serve as the main decline (including decline conveyors) whilst the south decline will be used for ventilation, men and material access. Capital of R 77 million has been approved for the first phase of the project: namely the north boxcut, storm water management, temporary and permanent services, access road, initial underground development and rock support.

The first phase of the project will require approximately 6-months to complete with excavation of the North boxcut having commenced in June 2009. Phase 2 of the project includes completion of the decline development, establishment of underground services and the reclamation of infrastructure, equipping of declines and strike sections, and re-establishment of stoping sections. Permanent surface infrastructure, such as mine services and overland conveyers will also be completed during this phase. This preparation, coupled with early production from the open pit area, will enable ramp-up of underground production, with reef stockpiling prior to resumption of milling operations.

Completion of Phase 2 and production ramp-up to process plant resumption will require approximately 10 months. The detail engineering designs associated with Phase 2 are in process, and preliminary Capital Budget Estimates (CBE) have been completed, confirming the capital requirement for the entire project (including Phase 1 and 2) to be approximately R 250 million.

Overview of new Everest Mine boxcut and decline


N
North boxcut
New open pit
Original boxcut
South boxcut
Legend
Affected area
Proved
Probable
Mined out
Dyke
Decline line
0
500m

MIMOSA INVESTMENTS (Aquarius Platinum 50%)
Mimosa Platinum Mine

Safety
The DIIR for the year improved to 0.10 from 0.18 in the previous year.

Production
Underground operations delivered a 12% increase in production to 2,111,000 PGM ounces. Tons processed increased 21% to 2,100,000 tons, with the balance going to the stockpile which totalled 436,000 tons at the end of the financial year, equal to 1 months mill feed. The average head grade increased 1% to 3.60 g/t. Recoveries decreased marginally to 74%. PGM production for the year increased 19% to 180,022 ounces (Aquarius attributable: 90,011ounces).

Mimosa: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable Aquarius
2009	91,520	69,423	7,170	11,909	180,022	90,011
2008	75,565	77,771	5,996	10,148	150,832	75,416

Revenue
The average PGM basket price for the year was 26% lower at $931 per PGM ounce. Despite higher production, this resulted in a 25% decrease in mine revenue to US$176 million (Aquarius share: 50%). The cash margin for the year fell to 50%.

Operating Costs
Cash costs per Rom ton increased 10% to $43 per ton. Cash costs per PGM ounce increased 12% to $501 per PGM ounce due primarily to dollarisation of the economy. After by-product credits cash costs were $254 PGM ounce.

Mimosa: Operating Costs

	$ (4E) per ounce (Pt+Pd+Rh+Au)	$ (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	$ (6E) per ounce net of by-products (Ni&Cu)
FY 2009	501	477	254

Wedza Phase 5 Expansion
The Wedza Phase 5.5 Expansion Project was commissioned during the year.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD (Aquarius Platinum 50%)
Chromite Tailings Retreatment Plant (CTRP)

Safety
The Plant recorded a DIIR of 0 for the year.

Production
Tons processed decreased by 10% to 246,617,000. The average head grade fell 44% to 2.34 g/t for the year compared to 4.2 g/t in the previous year. Recoveries increased 40% to 38% during the year. Total PGM production, fell 31% to 6,824 PGM ounces (Aquarius attributable: 3,412 ounces).

CTRP: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable
2009	4,145	1,512	1,151	15	6,824	3,412
2008	6,114	2,201	1,513	22	9,849	4,924

Revenue
The average PGM basket price for the year was 44% lower at $1,241 per PGM ounce. Reflecting lower production and basket prices, revenue fell 82% to R28 million (Aquarius attributable R14 million). The cash margin for the year decreased to 26% from 82%.

CTRP: Operating Costs
Cash costs per ounce for the year increased 13% to R3,003 per PGM ounce.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2009	3,003	2,047	1,975

Platinum Mile (Aquarius Platinum 50%)

Safety

The DIIR was zero for the year. No lost time accidents were recorded.

Production

For the year the operation processed 8,684,000 tons. The average head grade for the year was 0.67 g/t. Recoveries for the period were 9%. Total PGM production, for the period was 16,353 PGM ounces (Aquarius attributable: 8,176 ounces)

Platinum Mile: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable
2009	9,484	5,069	1,471	329	16,353	8,176
2008 (4 months)	6,114	2,201	1,513	22	7,042	3,520

Revenue

The average PGM basket price for the period was $855 per PGM ounce. Revenue for the period was R129 million (Aquarius attributable R64.5 million). The cash margin for the period was 46%.

Platinum Mile: Operating Costs

The average cash cost per ounce for the period was R3,586 per PGM ounce.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2009	3,586	nm	nm

CORPORATE

Capital raising by way of equity placement, rights issue and convertible note issue

During the quarter Aquarius concluded its capital raising package raising gross proceeds of $270 million by way of:

- $118.5 million from an equity placement of 46,330,000 common shares;
- $73.5 million from a rights issue of 41,491,737 common shares as part of the 1 for 9 rights issue; and
- $78 million (R650 million) from a convertible bond issue of 65,000 bonds of par value R10,000.

Details of the capital raising include

Rights Issue (and Prior Period Equity Placement)

On 7 May 2009, Aquarius announced the allotment of 41,491,737 ordinary fully paid shares as part of the 1 for 9 Rights Issue, forming the second tranche of the group refinancing announced in March 2009. Funds raised from the rights issue before fees totalled £44.7 million. This amount is in addition to the £83.4 million raised before fees from the equity placement 46,330,000 shares issued on 26 March 2009 (listed on 2 April 2009).

Convertible Bonds

Further to the equity placing and rights issues announced in March 2009, the third tranche of refinancing comprised the issue of a convertible bond. On 11 May 2009, Aquarius announced the completion, issue and listing of R650 million floating rate senior secured convertible bonds. A total 65,000 Bonds with a denomination of R10,000 per Bond were listed under the share code AQPB (ISIN Code: ZAE000134540, abbreviated name: AquariusCvt on the Main Board of the JSE Limited.

Repayment of Bridge Facility

Aquarius fully repaid the Bridge Loan Facility of R1.6 billion ($177 million) during the year utilising funds raised in capital raising described above.

Appointment of Liberum Capital as New LSE Joint Broker

On 3 June 2009 Aquarius announced the appointment of Liberum Capital Limited to act as joint UK corporate broker with Merrill Lynch International, replacing Investec Securities Limited.

Inclusion in the S&P/ASX 100

Following adjustments to the Standard and Poor's / Australian Securities Exchange index series, Aquarius was accepted for inclusion in the S&P/ASX 100, effective from the close of trade on 19 June 2009.

Ridge Mining

Following overwhelming support by Ridge Shareholders on 6 July 2009 who voted in favour of the acquisition of Ridge by Aquarius by means of a scheme of arrangement, the Scheme was sanctioned by the UK Courts on 30 July 2009. Ridge Mining is now 100% owned by Aquarius Platinum Limited.

Subsequent to year end, Aquarius' South African management team has commenced the integration of the Ridge assets into the Aquarius stable and has earmarked a multi-functional team to manage this process to ensure a smooth transition. Ridge's operating mine, Blue Ridge Mine, which is currently in ramp-up mode, should commence contributing to the Aquarius group's production profile immediately. At the completion of the ramp up-phase, the Blue Ridge Mine is expected to produce approximately 125,000 4EPGM ounces per annum, of which fifty per cent of the production will be attributable to Aquarius.



Dispute
AQPSA is disputing compliance by Sylvania South Africa (Proprietary) Limited ("Sylvania) with the terms of the agreement concluded between AQPSA and Sylvania dated 13 May 2005, relating to the Everest North Project ("Agreement"). Under South African mining law, AQPSA has the exclusive right to apply for a mining right for the farm Vygenhoek, where the Everest North Project is located, to the exclusion of any third party, including Sylvania. Statements by Sylvania on 10 July 2009 in the public domain to the effect that Sylvania has a right to apply for a mining right for the Everest North Project are incorrect and the inclusion by Sylvania of the Everest North Project in its portfolio of projects, is also incorrect. Without the authority and knowledge of AQPSA, Sylvania instructed third party consultants to prepare an application for a mining right for Vygenhoek in the name of AQPSA, which application was lodged without AQPSA's knowledge with the Department of Minerals and Energy ("DME"). That unauthorised lodgement is unlawful within the context of the Agreement and South African mining law and the DME has accordingly withdrawn the unauthorised application. Statements by Sylvania in the financial press as recently as 11 August 2009 that AQPSA is "trying to get out of the Agreement" are misleading as the dispute with Sylvania centres around non – compliance with the Agreement by Sylvania and AQPSA is keeping to the terms of the Agreement. AQPSA has informed Sylvania that AQPSA will not tolerate unlawful interference by Sylvania in AQPSA's Everest North Project within the context of the Agreement and AQPSA has reserved its rights in this regard. AQPSA will defend any legal action instituted by Sylvania and AQPSA disregards the statements by Sylvania in the financial press that AQPSA is "putting" itself "at tremendous legal risk".

AQPSA Appointments
Aquarius announced the appointment of Hugo Höll as the Managing Director of AQPSA on 24 October 2008. Mr Höll was previously the Group Manager for Projects, and Transformation at AQPSA. Further he was the General Manager of the Everest Mine where he worked from the inception of the mine's feasibility as AQPSA Project Manager.

Former Managing Director, Anton Wheeler, has been appointed to the new post as Operations Director of eastern limb operations, which currently comprise the Everest and Blue Ridge mines, enabling him to focus his operational skills on developing these operations to their full potential. In addition, Anton Lubbe has been appointed as Operations Director of the western limb operations, comprising Kroondal and Marikana. Mr Lubbe has 28 years of mining experience, with exposure to gold, platinum, chrome and copper mining.

BEE
On 27 October 2008, Aquarius Platinum announced the completion of the final phase of its South African BEE transaction with SavCon whereby SavCon exchanged its 32.5% shareholding in AQPSA into 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius increased its holding in AQPSA to 100% of AQPSA providing a modest boost to earnings. Following the take out of other minorities earlier in the year in Aquarius and AQPSA, Aquarius will also continue to enjoy a 100% free-float.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information	100% of Operations	Kroondal P&SA1		Marikana P&SA2		Mimosa		CTRP		Platinum Mile	
	Unit	12 mths Jun 09	12 mths Jun 08	12 mths Jun 09	12 mths Jun 08	12 mths Jun 09	12 mths Jun 08	12 mths Jun 09	12 mths Jun 08	12 mths Jun 09	12 mths Jun 08
Safety											
DIIR	Per 200,000 man hrs	0.74	0.49	0.91	0.54	0.10	0.18	0	5.62	0	0
Revenue and Revenue Drivers											
Gross revenue	R m in SA/$m in Zim	2,579	5,248	960	1,638	176	236.0	28	155	129	101
PGM basket Price	$/oz	1,044	1,887	1,035	1,822	931	1,258	1,241	2,224	855	2,068
Gross cash margin	%	15	68	(10)	42	50	73	26	83	46	46
Nickel Price	$/lb	6.03	12.71	6.03	12.71	6.00	14.35	6.03	12.71	5.71	9.46
Copper Price	$/lb	2.23	3.50	2.23	3.50	2.38	3.46	2.23	3.50	2.05	3.47
Ave R/$ rate		9.03	7.23	9.03	7.23	nm	-	9.03	7.23	9.01	7.80
Cash Costs On-Mine											
Per ROM ton	R/ton	337	271	408	446		-	83	96	7	18
	$/ton	37	38	45	62	43	39	9	13	1	2
Per PGM (3E+Au)	R/oz	5,174	4,241	6,677	7,575		-	3,003	2,666	3,586	7,890
	$/oz	573	587	739	1,048	501	446	332	369	398	1,012
Per PGE (5E+Au)	R/oz	4,242	3,487	5,469	6,273		-	2,047	1,742	nm	nm
	$/oz	470	482	606	868	477	423	227	241	nm	nm
Capital Expenditure											
Current/Sustaining 100%	R'000s	280,659	347,308	86,614	99,213		-	711	5,617	1,390	221
	$'000s	31,074	48,045	9,590	13,725	28,132	11,723	79	777	154	28
Expansion 100%	R'000s	-	-	-	10,965		-	-	-	51,879	4,568
	$'000s	-	-	-	1,517	20,278	20,802	-	-	5,758	259
Mining and Production											
Underground	ROM ton '000s	6,488	6,207	1,404	1,096	2,111	1,732	-	-	-	-
Open Pit	ROM ton '000s	3	165	1,234	976		-	-	-	-	-
Total	ROM ton '000s	6,491	6,371	2,638	2,072	2,111	1,732	-	274	8,684	3,153
Plant Head	g/t PGM	2.57	2.61	2.84	2.89	3.60	3.57	2.34	4.20	0.97	0.73
Recoveries	%	79	77	67	64	74	76	38	27	9	10
Platinum	Ozs	250,525	234,031	97,203	78,786	91,520	76,565	4,145	6,114	9,484	4,047
Palladium	Ozs	123,620	113,400	43,618	33,916	69,423	58,154	1,512	2,201	5,069	2,197
Rhodium	Ozs	45,912	41,852	16,166	12,073	7,170	5,966	1,151	1,513	1,471	661
Gold	Ozs	2,022	1,823	950	808	11,909	10,148	15	22	329	135
Total PGM (3E+Au)	Ozs	422,078	391,117	157,937	125,583	180,023	150,832	6,824	9,849	16,353	7,040
Total PGE (5E+Au)	Ozs	514,786	16,270	192,807	151,636	189,298	158,948	10,013	15,068	-	-
Nickel	Tons	429	386	237	193	2,539	2,086	8	12	-	-
Copper	Tons	186	178	131	105	2.074	1,719	4	9	-	-
Chromite (000)	Tons '000s	268	343	162	95	-	-	-	-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Abraham van Ghent	General Manager: Kroondal
Wessel Phumo	General Manager: Marikana
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Resident Director
Fungai Makoni	General Manager & Company Secretary

Platinum Mile Management

Richard Atkinson	Managing Director
Paul Swart	Financial Director

Issued Capital

At 30 June 2009, the Company had on issue: 415,014,680 shares fully paid common shares and 1,565,249 unlisted options, noting that the Ridge Mining plc acquisition completed post year-end resulting in the issue of 34,087,945 shares to Ridge shareholders.

65,000 Bonds with a denomination of ZAR10,000 per Bond were listed on the JSE during May under share code AQPB (ISIN Code: ZAE000134540, Abbreviated name: AquariusCvt on the Main Board of the JSE Limited on 11 May 2009

Substantial Shareholders 30 June 2009	Number of Shares	Percentage
Savannah Consortium	68,658,728	16.54
HSBC Custody Nominees (Australia) Limited	28,916,883	6.97
Chase Nominees	22,593,020	5.44

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)

Liberum Capital Limited
City Point, 1 Ropemaker Street,
London, EC2Y 9HT
Telephone: +44 (0)20 3100 2000

Merrill Lynch International
2 King Edward St
London, EC1A 1HQ
Telephone: +44 (0)20 7628 1000

Broker (ASX)

Euroz Securities
Level 14, The Quadrant
1 William Street, Perth WA 6000
Telephone: +61 (0)8 9488 1400

Sponsor (JSE)

Investec Bank Limited
100 Grayston Drive
Sandown, Sandton 2196
Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned (At 30 June 2009)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

1st Floor, Building 5, Harrowdene Office Park, Western Service Park, Woodmead, 2191 South Africa
Postal Address P O Box 76575, Wendywood, 2144, South Africa
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
BRPM	Blue Ridge Platinum Mine
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
MRC	Murray & Roberts Cementation, the principal mining contractor at Kroondal
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation, principal mining contractor at Kroondal
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Redpath	Red Path Mining South African Pty Ltd
Ridge	Ridge Mining plc
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar






File # 82-5097

For further information please contact:

In Australia
Willi Boehm or Anne Cully
+61 (0)8 9367 5211

In South Africa
Stuart Murray or Hugo Holl
+27 (0)11 455 2050

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Dix
Date of last notice	3 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	(a) 17 August 2009 (b) 18 August 2009
No. of securities held prior to change	Nil
Class	Ordinary
Number acquired	100,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(a) 89,943 shares @ A$5.58 (b) 10,057 shares @ A$5.31
No. of securities held after change	100,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX, LSE & JSE



24 August 2009

RESULTS – GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the General Meeting of Aquarius Platinum Limited on 21 August 2009 were approved as follows:

1. **Resolution 1 – Ratify the issue of shares under the placing**

To consider, and if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 46,330,000 Shares, on the terms and conditions set out in the Explanatory Memorandum"

In Favour: 276,710,693	Against: 941,523	Abstain: 29,351,733

2. **Resolution 2 - Ratify the issue of Convertible Bonds and approve the issue of Shares on conversion of the Convertible Bonds**

To consider, and if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve the issue of up to 65,000 Convertible Bonds, each at an issue price of ZAR 10,000, and approve the issue of Shares on conversion of the Convertible Bonds, on the terms and conditions set out in the Explanatory Memorandum"

In Favour: 283,635,069	Against: 946,523	Abstain: 22,422,357

3. **Resolution 3 - Approve the issue of Shares in connection with the FirstPlats Agreement**

To consider and, if thought fit, to pass, with or without amendment, the following **resolution**:

"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders of the Company approve the issue of 2,732,000 Shares in accordance with the FirstPlats Agreement, on the terms and conditions as set out in the Explanatory Memorandum"

In Favour: 300,082,623	Against: 870,750	Abstain: 6,050,576

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



26 August 2009

Unprotected industrial action by contractor employees at Kroondal and Marikana operations

Aquarius Platinum Limited advises that certain employees of the principal underground mining contractor, Murray and Roberts Cementation (MRC), working at Aquarius Platinum (SA) (Pty) Ltd's (AQPSA) Kroondal and Marikana operations, have embarked on unprotected industrial action since the evening shift on Sunday 23 August, affecting about three quarters of the underground mining operations.

This industrial action is despite a wage settlement of 10.2% having been agreed between MRC and the National Union of Mineworkers (NUM) on Friday 21 August, which resulted in the withdrawal by the union of a strike notice. An ultimatum has been served on employees to return to work, failing which the contractor is entitled to terminate employment. AQPSA remains hopeful that the matter can be resolved without resorting to mass dismissals. In meetings with management a number of employees have already indicated that they wish to accept the settlement and return to work. In the event that MRC proceeds with the dismissals, there will be an impact on production at Kroondal and Marikana, while employees are engaged and deployed to these operations.

Steps to mitigate the impact of the action on the operations are in hand, including milling stockpiles. Major maintenance operations, including the relining of the K2 mill previously planned for October 2009, have been rescheduled and will be undertaken this week.

Further updates will be released in due course.

For further information please contact:

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

File # 82-5097


AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



27 August 2009

Update : Unprotected industrial action by contractor employees at Kroondal and Marikana operations

Aquarius Platinum Limited (AQP) advises that further to the announcement of Wednesday 26 August, the principal underground mining contractor at Aquarius Platinum (SA) (Pty) Ltd's (AQPSA) Kroondal and Marikana operations, has dismissed 3,900 of its employees as a result of unprotected industrial action. The dismissal was effective on the afternoon of Wednesday 26 August.

AQPSA expects that production at the affected shafts will commence on Monday 31 August and will ramp up over a period of up to two weeks while further employees are engaged and deployed to these operations. AQPSA anticipates a production loss of some 15,000 ounces PGMs (4E) (50% attributable to AQP).

The company regrets this outcome, but acknowledges that the process has been conducted in accordance with the Labour Relations Act.

The relining of the K2 mill has commenced and is scheduled for completion on Tuesday 1 September.

For further information please contact:

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



27 August 2009

Issue of New Securities to Zijin Mining Group Company Limited

Aquarius Platinum Limited ("Aquarius" or the "Company") is pleased to recognise the support of Ridge Mining Limited ("Ridge") warrant holder Zijin Mining Group Company, Limited ("Zijin"). Zijin has exercised 7,000,000 Ridge warrants. As disclosed in the recent prospectus of Aquarius, these warrants were in existence prior to the scheme of arrangement between Ridge and its shareholders relating to the all share acquisition by Aquarius of Ridge.

The proceeds of the warrant exercise amounting to GBP4.9 million have been received by the company.

Pursuant to the transfer to Aquarius by Zijin of these 7 million common shares in Ridge, Aquarius will issue 2,545,454 new fully paid common shares in Aquarius to Zijin's wholly-owned subsidiary Gold Mountains (H.K.) International Mining Co., Limited on the basis of 1 Aquarius share for every 2.75 Ridge shares.

The issued capital of Aquarius following allotment of the shares will be 451,702,412.

For further information please contact:

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 115,563 shares issued upon exercise of options; (b) 47,627 shares issued upon exercise of options; (c) 2,442 shares issued upon exercise of options; (d) 2,545,454 shares issued upon exercise of warrants.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options and warrants will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options and warrants rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of: (a) 70 pence; (b) 40 pence; (c) 51.5 pence Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of warrants at an exercise price of (d) 70 pence.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued to employees and warrant holder upon exercise of unlisted options and warrants which were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 August 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	451,868,044	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002	Unlisted options expiring 21/11/13
		513,638	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		267,303	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



28 August 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 2,711,086 fully paid common shares (Shares) upon exercise of 455,488 unlisted Ridge Mining options held by employees of Ridge Mining plc and the exercise of 7,000,000 Ridge warrants, on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	11 June 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	11 June 2008
No. of securities held prior to change	1,466,366 shares 209,865 unlisted options
Class	Ordinary Shares
Number acquired	209,865 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	GBP0.85
No. of securities held after change	1,676,231 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

File # 82-5097

ASX, LSE & JSE





7 September 2009

Update : Engagement of new workforce at Kroondal and Marikana operations

Aquarius Platinum Limited ("AQP" or "the Company") advises an update to the announcement of Thursday, 27 August 2009 in respect of the unprotected industrial action by former employees of the principal underground mining contractor at Aquarius Platinum (South Africa) (Pty) Limited's ("AQPSA") Kroondal and Marikana operations.

As a result of further disruptive actions by some former employees, delays have been experienced with the engagement process. These actions, including intimidatory behavior towards those former employees who wished to be re-engaged, have now prevented effective recruitment from portions of the dismissed employee base. AQPSA has therefore authorised a greater component of the recruitment process to consist of new employees, which necessitates a longer recruitment and induction process (inclusive of training in respect of both safety and production standards). Personnel deployment into the operations has therefore been slower than desired, but nonetheless proceed at an acceptable pace as substantial numbers of unemployed and skilled people in the area have come forward to seek work opportunities.

Production restarted at the Marikana operations on 31 August as planned, with some production at Kroondal only resuming on 3 September. The engagement delay and employee deployment plan has extended the estimated ramp-up period, and AQPSA now anticipates the total production loss attributable to AQP to amount to between 15,000 and 20,000 ounces of PGMs (4E) for the financial year.

The delays in engagement and the restarting of production are regrettable. The company believes, however, that the additional time taken to source new committed and competent employees will stand it in good stead going forward. Plans to mitigate the production shortfall over the course of the remainder of the financial year will be put in place with the contractor.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

As previously advised, the interruption is being utilised for major maintenance. The relining of the K2 secondary mill feed-end has been completed.

For further information please contact:

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



8 September 2009

Exercise of options Ridge Options

Aquarius Platinum Limited ("AQP" or "the Company") advises that Imbani Platinum (Pty) Ltd (Imbani) has lodged a notice to exercise 25,000,000 Ridge Mining Limited (Ridge) options. As disclosed in the recent prospectus of Aquarius, these options were in existence prior to the scheme of arrangement between Ridge and its shareholders relating to the all share acquisition by Aquarius of Ridge.

The aggregate exercise price of these options is GBP17.5 million (GBP0.70 per Ridge option).

Pursuant to the transfer to Aquarius by Imbani of these 25 million common shares in Ridge, Aquarius will issue 9,090,909 new fully paid common shares in Aquarius to Imbani on the basis of 1 Aquarius share for every 2.75 Ridge shares.

For further information please contact:

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 343,922 shares issued upon exercise of options; (b) 38,869 shares issued upon exercise of options; (c) 9,090,909 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 343,922 issued at the exercise price of GBP0.85 per share. (b) 38,869 issued at the exercise price of GBP0.97 per share. (c) Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of GBP0.70 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Being the exercise of unlisted options; (b) Being the exercise of unlisted options; (c) In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options which were in existence prior to the scheme.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

(a) 4 September 2009
(b) 4 September 2009
(c) 10 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
461,341,744	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
280,002	Unlisted options expiring 21/11/13
379,581	Unlisted options expiring 11/06/11
228,434	Unlisted options expiring 02/11/11
240,108	Unlisted options expiring 26/05/13

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

File # 82-5097

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 11/9/09
(~~Director~~/Company secretary)

Print name: .Willi Boehm...

ASX, LSE & JSE



11 September 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 9,473,700 fully paid common shares (Shares) upon exercise of:

(i) 25,000,000 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

(ii) 382,791 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097


ASX, LSE & JSE
AQUARIUS
PLATINUM LIMITED

16 September 2009

RE-LODGEMENT OF APPENDIX 3Y

The Appendix 3Y that was lodged by Aquarius Platinum Limited on 4 September 2009 has been re-lodged today following a correction to the date of change.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	11 June 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	3 September 2009
No. of securities held prior to change	1,466,366 shares 209,865 unlisted options
Class	Ordinary Shares
Number acquired	209,865 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	GBP0.85
No. of securities held after change	1,676,231 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	158,145 shares issued upon exercise of options;
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of GBP0.40.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options which were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	461,499,889	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 379,581 228,434 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date:.. 21-09-09.
(Director/Company secretary)

Print name: .Willi Boehm..

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



21 September 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 158,145 fully paid common shares (Shares) upon exercise of 434,900 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 38,981 shares issued upon exercise of options; (b) 109,091 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of: (a) GBP0.70; (b) GBP0.515.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options which were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September 2009

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	461,647,961	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 379,581 228,434 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

File # 82-5097


ASX, LSE & JSE
AQUARIUS
PLATINUM LIMITED

29 September 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 148,072 fully paid common shares (Shares) upon exercise of 407,200 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 9,090 shares issued upon exercise of options; (b) 3,636 shares issued upon exercise of options; (c) 3,637 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of: (a) GBP0.70; (b) GBP0.40; (c) GBP0.515.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	461,664,324	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002	Unlisted options expiring 21/11/13
		379,581	Unlisted options expiring 11/06/11
		228,434	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date:.. 5.10.09

(~~Director~~/Company secretary)

Print name: .Willi Boehm..

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



5 October 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 16,363 fully paid common shares (Shares) upon exercise of 45,000 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924



AQUARIUS
PLATINUM LIMITED


ASX, LSE & JSE

Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share Code JSE: AQPB
Share Code JSE: AQP
ISIN Code: ZAE000134540
("**Aquarius**" or the "**Company**")

5 October 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

APPLICABLE INTEREST RATE ON ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Further to the listing by Aquarius of 65,000 floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**") on the Main Board of the JSE Limited on 11 May 2009 and pursuant to the requirement for the notification of the interest rate applicable on the Bonds as contained in paragraph 8.4 of the Offering Circular for the Bonds, Aquarius hereby announces that the applicable nominal interest rate on the Bonds for the interest period commencing 31 July 2009 and ending 30 October 2009 will be 10.675%, being the sum of the 3 month JIBAR as at 11h00 on Friday 31 July 2009 and the margin on the Bonds which is set at 3%.

Pursuant to the previous announcement released on SENS on 15 May 2009, an amount of R244.28 per Bond was compounded on 31 July 2009 ("**Compounded Interest**"). The interest amount per Bond for the period 31 July 2009 to 30 October 2009 is R272.64, being calculated by applying the above interest rate to the sum of the principal amount on a Bond and the Compounded Interest, for the number of days in this interest period. The total interest amount per Bond will therefore be R516.92, which will be paid on the relevant Interest Payment Date, being 30 October 2009.

The Last Day to Trade the Bonds to be eligible for the interest amount to be paid on 30 October will be Friday 16 October 2009.

For the avoidance of doubt, the price at which the Bonds are quoted on the Main Board of the JSE Limited is a price which is not adjusted for accrued interest.

Contacts

In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	430,590 shares issued upon exercise of options;
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options at an exercise price of GBP0.40.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	462,094,914	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
280,002	Unlisted options expiring 21/11/13
379,581	Unlisted options expiring 11/06/11
228,434	Unlisted options expiring 02/11/11
240,108	Unlisted options expiring 26/05/13

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

File # 82-5097

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date:.. 23. 10. 09

(~~Director~~/Company secretary)

Print name: .Willi Boehm..

File # 82-5097


ASX, LSE & JSE
AQUARIUS
PLATINUM LIMITED

23 October 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 430,590 fully paid common shares (Shares) upon exercise of 1,184,125 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924



AQUARIUS
PLATINUM LIMITED

Aquarius Platinum:
First Quarter 2010 Financial & Production Results

Highlights of the Quarter

- Attributable production of 96,500 PGM ounces
- PGM Dollar prices improved through quarter
- Gross "cash" profit for the quarter of $18.6 million
- Net profit for the quarter was $9.5 million after $3.2 million "once off" costs associated with the Ridge acquisition and after $3.4 million movement on the convertible bond
- Ridge Mining plc acquisition successfully completed
- Re-establishment of Everest Mine on track

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said *"While production and hence costs were negatively affected by unprotected industrial action at the Kroondal and Marikana mines, the underlying performance of these operations remained stable. The attributable loss of approximately 16,000 ounces due the industrial action is in line with previous guidance given. Dollar metal prices continued to show resilience, with a 6% increase in the PGM Dollar basket price during the quarter. That said, the continuing strength of the Rand, and rising input costs (most notably of electricity) will continue to place margins in the South African platinum industry under pressure.*

"The Ridge Mining acquisition was completed during the quarter, and these operations have now been firmly integrated within the AQPSA management structures. We expect these operations to add modest growth to existing operations in the short to medium term, while presenting a prospective growth profile in the longer term. Good progress has been made with the re-establishment of Everest; although a decision on when to resume mining operations will only be made when market circumstances are more favourable.

"Despite market turmoil, Rand strength and the "industrial action season" in South Africa, Aquarius remains cash positive, with a strong balance sheet and $195 million in cash. We will continue to seek further growth opportunities and are well-positioned to do so in an industry that is cash-strapped and under pressure."

P&SA1 at Kroondal

- PGM production of 88,808 PGM ounces (44,404 PGM ounces attributable to Aquarius)
- Production affected by unprotected industrial action
- One million fatality free shifts achieved on 21 August
- Firstplats transaction effective, extends Kroondal life-of-mine in excess of one year
- Cash margin for the quarter of 19%

P&SA2 at Marikana

- PGM production of 31,222 PGM ounces (15,611 PGM ounces attributable to Aquarius)
- Production affected by unprotected industrial action and open pit pothole intersection
- Firstplats transaction effective, extends Marikana life-of-mine in excess of two years
- Cash margin for the quarter of -8%

Everest

- Re-establishment project on track
- Excavation of North decline portal complete; decline development ready to commence
- Department of Minerals and Resources (DMR) original mine suspension order (Section 54 notice) fully lifted

Mimosa

- PGM production 50,828 PGM ounces (25,414 PGM ounces attributable to Aquarius).
- Cash margin for the quarter of 36%

CTRP

- PGM production of 1,740 PGM ounces (870 PGM ounces attributable to Aquarius)
- Effective cash margin of 42%

Platinum Mile

- PGM production of 5,932 PGM ounces (2,966 PGM ounces attributable to Aquarius)
- Milling expansion yielding anticipated results
- Effective cash margin of 34%

Blue Ridge

- Fully integrated into AQPSA operational management
- Mining ramp-up and concentrator commissioning in progress
- PGM production of 14,469 PGM ounces (7,235 PGM ounces attributable to Aquarius)
- Revenues and operating expenditure capitalised

Production by mine

PGMs (4E)	Quarter ended			
	Dec 2008	Mar 2009	Jun 2009	Sep 2009
Kroondal	109,707	104,920	105,720	88,808
Marikana	42,451	38,851	37,753	31,223
Everest*	31,703	-	-	-
Mimosa	43,232	46,278	46,874	50,828
CTRP	1,784	1,587	1,689	1,740
Platinum Mile	3,103	2,788	4,479	5,932
Blue Ridge	-	-	-	14,469
Total	**231,980**	**194,424***	**196,515**	**193,001**

*Mining operations at Everest mine were temporarily suspended from the night shift on 7 December 2008 following a subsidence incident. The mine is currently undergoing a re-establishment capex programme to ready the mine for operations.

Production by mine attributable to Aquarius

PGMs (4E)	Quarter ended			
	Dec 2008	Mar 2009	Jun 2009	Sep 2009
Kroondal	54,854	52,460	52,860	44,404
Marikana	21,226	19,426	18,877	15,611
Everest*	31,703	-	-	-
Mimosa	21,616	23,139	23,437	25,414
CTRP	892	793	845	870
Platinum Mile	1,552	1,394	2,240	2,966
Blue Ridge	-	-	-	7,235
Total	**131,843**	**97,212**	**98,259**	**96,500**

*Mining operations at Everest mine were temporarily suspended from the night shift on 7 December 2008 following a subsidence incident. The mine is currently undergoing a re-establishment capex programme to ready the mine for operations.

Aquarius Group attributable production (PGM ounces)


PGM ounces
150,000
100,000
50,000
0
Dec 08
Mar 09
Jun 09
Sep-09
Kroondal (attributable)
Marikana (attributable)
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)
Everest
Ridge

Metals prices and exchange rate
US Dollar prices increased across all PGM metals with palladium (16%) and rhodium (14%) recording the largest price increases.

Platinum closed the quarter up 5% at $1,230 per PGM ounce. Platinum has now traded above $1,200 per ounce since 2 August, trading at a quarterly high of $1,339 per ounce on 16 September. Strong jewellery demand in China continues to mitigate reduced demand from the auto industry. Rhodium increased by 14% to average $1,603 per ounce for the quarter. The metal broke out of the $1,500 band on 23 July and traded above $1,600 through to the end of the quarter, closing at $1,650 per ounce. Palladium closed the quarter up by 18% at $294 per ounce and has now increased by 55% from its January 2009 price, assisted by increased exchange traded fund (ETF) activity.

12-month individual PGM prices to September 2009



Pt, Pd & Au ($/oz)
1,600
1,400
1,200
1,000
800
600
400
200
0
Rh ($/oz)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Platinum
Palladium
Gold
Rhodium

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket prices (Quarter ended)			
	Dec 2008	**Mar 2009**	**Jun 2009**	**Sep 2009**
Kroondal	746	795	915	972
Marikana	744	799	928	999
Everest	746	-	-	-
Mimosa	905	626	751	805
CTRP	818	859	993	1,074
Platinum Mile	596	810	930	1,004
Blue Ridge	-	-	-	967
Aquarius Group average	**770**	**756**	**879**	**931**

Consequently, PGM basket prices in US Dollars strengthened at all operations, with the average group basket price being 6% higher at $931 per ounce compared to the previous quarter. The average basket price at the South African operations was $981 per PGM ounce, equivalent to R7,744 per PGM ounce at an average exchange rate for the period of R7.89:$1.

12-month PGM basket prices to September 2009 (Dollar and Rand per PGM basket ounce)


$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

The Rand maintained its strength against the US Dollar during the quarter, with the average Rand-Dollar exchange rate appreciating by 8% to R7.89. The Rand closed the quarter at R7.42 to the US Dollar.

12-month Rand-Dollar exchange rate to September 2009


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09

Financials

Consolidated earnings for the quarter ended 30 September 2009 showed a net profit of $9.5 million (US 2 cents per share). Net cash profit for the quarter was $18.7 million. This is a significant improvement on the previous corresponding quarter (September 2008) when a net loss of $21.5 million was recorded due largely to the impact of significant negative sales adjustments caused by falling prices. This quarter's results reflect reduced volatility in PGM prices, which have gradually risen from the low base experienced in October-December 2008. The full upside of the price recovery was contained by a strengthening of the Rand.

Revenue for the quarter was $85.8 million and is inclusive of positive sales adjustments of $8.2 million due to the flow-through of improved PGM prices experienced during the quarter. The stability and recovery in PGM prices has seen an end to the abnormally high sales adjustments experienced in the December 2008 half year.

Table A: Aquarius attributable production and net profit summary by quarter

	Quarter ended Sep '08	Quarter ended Dec '08	Quarter ended Mar '09	Quarter ended June'09	**Quarter ended Sep '09**
4PGE production (attributable ounces)	128,366	131,843	97,212	98,259	**96,500**
Revenue	$178.1m	$90.0m	$66.7m	$80.6m	**$77.6m**
PGM sales adjustments – realised & Unrealised	($71.9m)	($57.1m)	$11.8m	$12.3m	**$8.2m**
Total revenue	$106.2m	$32.9m	$78.5m	$92.9m	**$85.8m**
Net profit/loss	**($20.4m)**	**($76.9m)**	**$5.5m**	**$30.2m**	**$17.9m**
Fair value movement in derivative liability	-	-	-	$3.8m	**($3.4m)**
"One - off" costs relating to the Ridge acquisition*	-	-	-	-	**($3.2m)**
Income tax	($1.1m)	$28.3m	$1.0m	($12.4m)	**($1.8m)**
Net Profit/(Loss) after tax & outside equity	**($21.5m)**	**($48.6m)**	**$6.5m**	**$17.8m**	**$9.5m**

*Pursuant to IFRS business combination standard

Production for the quarter was a credible 96,500 PGM ounces (including 7,235 PGM ounces from the Blue Ridge mine that was acquired from Ridge Mining in July 2009), given the disruption to operations caused by the unprotected industrial action of the employees of the underground mining contractor, Murray and Roberts Cementation (MRC) at Kroondal and Marikana. Approximately 16,000 PGM ounces of attributable production were lost due to the strike, with some impact extending into the initial part of the next quarter. Management measures, such as working additional shifts, are being implemented to recover the production lost during the course of the financial year.

Consequently, reductions in unit costs did not materialise at Kroondal and Marikana. Although management plans were implemented to mitigate the impact of the industrial action, unit costs at both operations rose. The quarter also carried the full electricity tariff increase effected in June 2009, as well as higher seasonal tariffs, resulting in a 44% increase in electricity cost (despite lower consumption due to industrial action).

Unit costs at Mimosa were relatively stable.

Operating costs at Blue Ridge will continue to be capitalised during the ramp-up phase.

As a result of reduced revenue and higher unit costs at the South African operations, margins declined for the quarter, returning a gross profit of $9.4 million.

Looking to the next quarter, production costs will continue to be under pressure with increased electricity costs, wage increases implemented and a strong Rand. A return to normalised production levels should, however, result in a decrease in unit costs.

Administration and other costs of $6 million included the $3.2 million "once off" costs relating to the acquisition of Ridge Mining, reported in accordance with IFRS business combination standard.

Finance charges of $5.1 million for the quarter were lower as a result of the repayment of the bridge facility of $177 million in May 2009. Included in finance charges was interest expensed of $2.9 million on group debt, non-cash accretion of the convertible note $0.8 million and unwinding of the rehabilitation provision of $1.3 million. Depreciation and amortisation were in line at $9.0 million.

Fair value movement in embedded derivative component of convertible bond

As the convertible bond was issued in Rand and the functional currency of Aquarius is US Dollars, the convertible note represents a financial exposure. The embedded derivative portion of this convertible note is required to be measured at fair value with any movement recognised through the income statement. The derivative was fair valued at 30 September resulting in an income statement charge of $3.4million.

Cash

Group cash balances increased by $41 million to $194.7 million partly due to the exercise of the Ridge Mining warrants and options by Zijin ($7.8 million) and Imbani ($28 million) which were subsequently swapped for shares in Aquarius.

Net operating cash flow for the quarter comprised $84.7 million from sales, $58.2 million paid to suppliers and net finance expenses of $1.6 million. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $10.5 million.

Group cash at 30 September 2009 was held as follows:

AQP	$141 million
AQPSA	$ 31 million
ACS(SA)	$ 9 million
Mimosa	$ 4 million
Ridge Mining	$ 10 million
Total	$195 million

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 30 September 2009
$'000

	Note:	Quarter Ended		Financial Year Ended
		30/09/09*	**30/09/08***	**30/06/09**
Aquarius PGM Production (attributable ounces)		***96,500****	**128,366**	**455,675**
Revenue	*(i)*	85,884	106,243	310,556
Cost of sales (including D&A)	*(ii)*	(76,443)	(104,870)	(334,327)
Gross profit/(loss)		**9,441**	**1,373**	**(23,771)**
Other income		87	74	1,815
Admin & other operating costs	*(iii)*	(6,034)	(2,327)	(9,919)
Other FX movements	*(iv)*	16,410	(23,427)	(20,328)
Fair value movement in derivative liability	*(v)*	(3,415)	-	3,829
Finance costs	*(vi)*	(5,126)	(11,598)	(35,968)
Impairment (losses)		-	-	(13,050)
Profit/(loss) before tax		**11,363**	**(35,905)**	**(97,392)**
Income tax benefit/(expense)		(1,815)	(1,129)	15,808
Profit/(loss) after tax		**9,548**	**(37,034)**	**(81,584)**
Minority interest	*(vii)*	-	15,475	(35,842)
Net profit/(loss)		**9,548**	**(21,559)**	**(45,742)**
EPS (basic – cents per share)		*2.1*	*(8.2)*	*(13.30)*

**Unaudited*

*** PGM production of 96,500 includes 7,325 PGM ounces from Blue Ridge - operating costs and revenue currently capitalised.*

Notes on the September 2009 Consolidated Income Statement

(i) Revenue for the quarter was lower as a function of reduced production in South Africa and a lower Rand basket price given the 8% appreciation of the Rand against the US Dollar

(ii) Cost of sales per PGM ounce increased as a result of higher electricity charges and reduced production in South Africa due to unprotected industrial action during the quarter

(iii) Administration and other costs of $6 million included $3.2 million "once off" costs relating to the acquisition of Ridge Mining, pursuant to IFRS business combination standard

(iv) Gain largely attributable to positive revaluation adjustments on intergroup debt

(v) Relates to the movement in the fair value of the derivative component of R650 million ($78 million) convertible bond issued during May 2009

(vi) Finance costs include group debt ($2.9 million), non-cash interest accretion on the convertible note ($0.8 million) and unwinding of the rehabilitation provision ($1.3 million).

(vii) Minority interests no longer apply following conclusion of the final phase of the BEE flip in October 2008.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 30 September 2009
$'000

		Quarter Ended		Financial Year Ended
	Note:	**30/09/09***	**30/09/08***	**30/06/09**
Net operating cash inflow	*(i)*	28,124	90,637	13,219
Net investing cash outflow	*(ii)*	(44,219)	(11,499)	(74,593)
Net financing cash inflow/(outflow)	*(iii)*	48,729	(26,205)	38,754
Net increase (decrease) in cash held		**32,634**	**52,933**	**(22,620)**
Opening cash balance		153,600	170,956	170,956
Exchange rate movement on cash		8,421	(10,064)	5,264
Closing cash balance		**194,655**	**213,825**	**153,600**

** Unaudited*

Notes on the September 2009 Consolidated Cash flow Statement

(i) Net operating cash flow for the September quarter includes $84.7 million inflow from sales, $58.2 million paid to suppliers and net finance income of $1.6 million.

(ii) Includes development and plant and equipment expenditure of $10.5 million.

(iii) Includes exercise of Ridge options $39.7 million and net movement in borrowings $6.0 million

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 September 2009

	Note:	Quarter Ended 30 Sept 2009 $'000	Financial Year Ended 30 June 2009 $'000
Assets			
Cash assets		194,655	153,600
Current receivables	*(i)*	127,753	119,866
Other current assets	*(ii)*	52,539	43,652
Property, plant and equipment	*(iii)*	305,952	230,057
Mining assets	*(iv)*	376,440	270,374
Intangibles	*(v)*	77,737	74,167
Other non-current assets	*(vi)*	27,585	25,287
Total assets		**1,162,661**	**917,003**
Liabilities			
Current liabilities	*(vii)*	81,233	81,514
Non-current payables	*(viii)*	6,467	1,555
Non-current interest-bearing liabilities	*(ix)*	120,385	70,034
Other non-current liabilities	*(x)*	175,847	155,730
Total liabilities		**383,932**	**308,833**
Net assets		**778,729**	**608,170**
Equity			
Parent entity interest		778,729	608,170
Total equity		**778,729**	**608,170**

** Unaudited*

Notes on the September 2009 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory, reef stockpiles and consumables stores
(iii) Represents plant and equipment within the Group
(iv) Mining assets reflects Kroondal, Marikana, Mimosa, Everest and Ridge mining (mining rights)
(v) Platinum Mile Resources acquisition
(vi) Includes recoverable portion of rehabilitation provision from P&SA partner ($12.2 million), investment in rehabilitation trust ($12.6 million) and investments in unlisted entities ($2.8 million)
(vii) Includes trade creditor and other payables.
(viii) Includes rehabilitation obligations on P&SA1 and P&SA2 structures.
(ix) Includes convertible note liability ($73.5 million), derivative liability ($9.5 million), Ridge group loans ($35.5 million) and other loans (1.6 million).
(x) Reflects deferred tax liabilities $106.6 million, provision for closure costs $69.3 million.

File # 82-5097

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA 1 at Kroondal

Safety

The 12-month rolling average disabling injury incidence rate (DIIR) for the quarter improved to 0.66 per 200,000 hours worked from 0.74 in the previous quarter. Only five lost-time injuries were reported during the quarter, a 50% improvement in the number of lost-time injuries compared with the previous quarter. Kroondal Mine was recognised for achieving one million fatality free shifts on 21 August 2009.

Mining

- Operations at Kroondal were significantly impacted by unprotected industrial action by employees of the underground mining contractor, MRC, which resulted in the eventual dismissal of the workforce.
- The underground mining contract at the K5 shaft was successfully transferred from Redpath Mining to MRC to consolidate operations under one contractor, albeit with some production lost during the process
- Production tonnes for the quarter decreased by 16% to 1,365,911 tonnes
- Head grade improved marginally from 2.58 g/t to 2.63 g/t

Processing

- Tonnes processed decreased by 18 % to 1,323,505 tonnes
- Recoveries increased by 0.2% to 79.1%
- PGM production decreased by 16 % to 88,808 PGM ounces

P&SA1 at Kroondal PGM production and Rand cash costs per PGM ounce (100%)



Production
(PGM ounces)
Rand cash costs
(per PGM ounce)
120,000
100,000
80,000
60,000
40,000
20,000
-
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec 08
Mar 09
Jun 09
Sep-09
Production
Cash Costs

Revenue
The Kroondal Dollar-denominated basket price improved by 6% to an average of $972 per PGM ounce. The improvement was, however, offset by Rand strength, and resulted in the Kroondal Rand-denominated basket weakening by 2.7% compared with the previous quarter. Pricing stability contributed to lower PGM sales adjustments, which reduced from R113 million in Q4 (2009) to R58 million in Q1 (2010).

The decrease in production, the lower Rand basket price and decreased PGM sales, negatively affected revenue for the quarter, which decreased by 23% to R638 million (R319 million attributable to Aquarius).

Operations
The underground mining contract at the K5 shaft was successfully transferred from Redpath to MRC during the quarter. The contract transfer was motivated by operational and equipment synergies that could be realised, benefiting the K5 shaft in terms of production and cost improvements. Although the transfer process proceeded according to plan, it did result in lower production during the handover.

Unprotected industrial action by employees of the underground mining contractor, MRC on three of the Kroondal shafts during September 2009, had a significant impact on production. This unprotected industrial action, which eventually resulted in a mass dismissal of the workforce, took place despite a wage settlement of 10.2% having been agreed between MRC and the National Union of Mineworkers (NUM). Disruptive and intimidatory action by former employees prevented effective recruitment from the dismissed employee base, requiring a greater component of those recruited to be new employees, thus delaying the engagement, training and deployment plan.

The above factors resulted in on-reef stoping square metres mined decreasing by 24% and primary development decreasing by 8% during the quarter. Primary development for the quarter was 1,683 metres. Sweepings increased by 137% from the previous quarter and tonness produced decreased by 16% to 1,365,911 tonnes for the quarter (ROM tonnage excludes 34,797 tonnes transferred to Marikana).

Planned maintenance was performed on the K1 ball mill girth gear at the beginning of the quarter, while down-time as a result of the strike was used to undertake the relining of the primary and secondary mills of the K2 concentrator. Processed tonnes decreased by 18% to 1,323,505 tonnes with stockpiles at the end of the quarter totalling 57,116 tonnes.

Grade control initiatives increased the head grade by 2%, resulting in an average grade of 2.63g/t for the quarter despite a 7% decrease in the in situ grade. This was primarily due to a reduction in footwall waste and waste off-reef mining being packed underground. Recoveries also increased marginally to 79.1% due to improvement initiatives in operational stability and control.

PGM production decreased by 16% to 88,808 PGM ounces (44,404 ounces attributable to Aquarius).

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2009	52,287	26,366	9,708	447	88,808	44,404
Jun 2009	62,535	31,158	11,492	535	105,720	52,860
Mar 2009	62,281	30,728	11,411	500	104,920	52,460
Dec 2008	65,075	32,161	11,941	530	109,707	54,854

Operating cash costs
Extensive management plans were implemented to mitigate the impact of the industrial action but cash costs per tonne increased by 16% to R392 and costs per PGM ounce increased by 13% to R5,847 as a result of the decrease in production. The quarter also carried the full electricity tariff increase of June 2009 as well as higher seasonal tariffs, resulting in a 44% increase in electricity cost despite lower consumption. Costs associated with the relining activities were also expensed during the quarter.

As a result of reduced revenue and higher unit costs, Kroondal Mine achieved a lower cash margin for the period of 19% compared with 34% in the previous quarter.

Kroondal: Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	5,847	4,783	4,635

Capital expenditure
Capital expenditure for the quarter was R30 million, all stay-in-business capital. Major items included the establishment of underground infrastructure. This is a 57% reduction against the previous quarter, primarily due to cash curtailment during the strike period. The capital expenditure required to maintain production levels has been spent, however, and is up to date.

Firstplats transaction
The Firstplats transaction was concluded during the quarter, resulting in a pro-rata addition of 0.46 million ounces of reserves into the P&SA1, thereby extending the life-of-mine of Kroondal in excess of one year. The additional reserves are down-dip of central shaft and will be mined from existing shaft infrastructure requiring only stay-in-business capital expenditure and enabling cost efficient ore extraction (refer to the Corporate matter section for a more detailed description of the transaction).

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the quarter deteriorated to 1.26 per 200,000 hours worked from 0.91 in the previous quarter. Five lost-time injuries were reported during the quarter. This deterioration is cause for concern and management measures have been implemented to reverse this trend.

Mining

- Underground operations at Marikana were significantly affected by unprotected industrial action by MRC employees which resulted in the eventual dismissal of the workforce
- Open-pit production and costs were affected by the pothole intersection reported in the previous quarter
- Production tonnes increased by 0.15% to 551,944 tonnes, comprising 335,988 tonnes from underground and 216,006 tonnes from open-pit operations
- Head grade decreased by 5% to 2.60 g/t due to the increase in underground tonnes

Processing

- Tonnes processed decreased by 10% to 557,668 tonnes
- Recoveries decreased by 3% to 67%
- PGM production decreased by 17% to 31,222 ounces (15,611 ounces attributable to Aquarius)

P&SA2 at Marikana PGM production and Rand cash costs per PGM ounce (100%)



Production
(PGM ounce)
50,000
40,000
30,000
20,000
10,000
0
Rand cash cost per
PGM ounce
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec 08
Mar 09
Jun 09
Sep-09
Production
Cash Costs

Revenue
The Dollar-denominated Marikana basket price averaged $999 per PGM ounce, 7.7% higher than the previous quarter, while the Rand-Dollar exchange rate averaged R7.89 for the quarter. This resulted in the Marikana Rand-denominated basket price decreasing by 1.4% against the previous quarter. Pricing stability also contributed to lower PGM sales adjustments, which reduced from R50.1 million in Q4 (2009) to R26.7 million in Q1 (2010).

Quarterly revenue at Marikana decreased by 26% to R229 million (R115 million attributable to Aquarius) on the basis of lower production and a weaker basket price.

Operations
The quarter was significantly affected by the unprotected industrial action of the employees of the underground mining contractor, MRC on both of the Marikana shafts during September 2009. This unprotected industrial action took place despite a wage settlement of 10.2% having been agreed between MRC and the NUM, which eventually resulted in a mass dismissal of the workforce. As at Kroondal, disruptive and intimidatory action by former employees prevented effective recruitment from the dismissed employee base, requiring a greater component of those recruited to be new employees which delayed the engagement, training and deployment plan.

At both the No.1 and No.4 shafts, the focus remained on primary development and redevelopment to negate the effect of a high incidence of potholing and geological features. Primary development reduced by 10% from the previous quarter, and re-development was 20% lower as a result of the industrial action. The amount of mining currently done adjacent to potholes has negatively influenced the in-situ grade, leading to a much lower grade being mined. This was exacerbated by the focus on development after the industrial action, resulting in lower grades due to higher than normal waste contribution. The grade is expected to improve as stoping tonnes increase and panels move away from pothole areas.

Underground production increased by 6% from the previous quarter to 335,988 tonnes (tonnage includes 34,797 tonnes transferred from Kroondal).

Open-pit mining was affected by a significant pothole intersection in the ROM pit as identified during the previous quarter. Infill drilling was completed, confirming a reserve loss of approximately 170,000 tonnes due to thin reef in the pothole area. Establishment of the West-West pit was expedited in order to mitigate the production loss, with a 41% increase in the volume of waste bulk cubic metres moved during the period. The lower reef yield from the ROM pit and the establishment of the West-West pit resulted in the stripping ratio increasing to 28:1 during the quarter. This influenced the open-pit production cost, which increased by 19%, despite open-pit production decreasing by 8% to 216,006 tonnes on a quarter-on-quarter basis. The West-West Pit yielded predominantly shallow material and the production emphasis is to access lower mining levels for "fresh" reef which will become available in the next quarter.

Processed tonnes for the quarter were much lower due to ore availability resulting in oxide material being processed to maintain production. Volumes processed totalled 557,669 tonnes, 10% down on the previous quarter.

The head grade decreased by 5% to 2.60g/t due to the change in mining mix and lower-than-expected grade from underground as a result of geological anomalies.

Recoveries were also 3% lower at 67% compared with the previous quarter, primarily due to the oxide material and shallow material arising from the West-West pit.

PGM production for the quarter decreased by 17% to 31,222 PGM ounces (15,611 PGM ounces attributable to Aquarius).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2009	19,515	8,407	3,100	200	31,222	15,611
Jun 2009	23,155	10,368	4,010	220	37,753	18,877
Mar 2009	23,673	10,908	4,034	236	38,851	19,426
Dec 2008	26,193	11,733	4,256	268	42,450	21,226

Operating cash costs
Cash costs per tonne increased by 12% to R442, while costs per PGM ounce increased by 22% to R7,899, a result of the production constraints of both the open pit and underground operations. The changes made to the open pit profile to negate the issues relating to ground conditions repeatedly filtered through to the open pit cost profile. The industrial action in September and subsequent loss in production from underground operations had a negative impact on unit costs. With the low output from the mining operations, the process plant could not be optimized, which in turn had a negative impact on the process plant and other fixed costs.

Gross revenue decreased by 26% to R229 million as a result of lower production and the strengthening of the Rand-Dollar exchange rate.

As a result, Marikana Mine shows a negative cash margin for the period of 8%.

Marikana: Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	7,899	6,524	6,317

Capital expenditure
Stay-in-business capital expenditure totalled R15.4 million, a reduction of 19%. This consisted primarily of underground infrastructure establishment. All critical capital expenditure is up to date.

Firstplats transaction
The Firstplats transaction was concluded during the quarter, resulting in an addition of 0.54 million ounces of reserves into the P&SA 2, thereby extending Marikana's life-of-mine in excess of two years. The additional reserves are contiguous to 1 and 4 shafts and will preclude the need for longer term vertical shafts, thereby very significantly reducing the life-of-mine capital requirement. (Refer to the Corporate matter section for a more detailed description of the transaction)

Contractor dispute with Moolman Mining
During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to arbitration. As a result, the original arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

Everest Mine

The DMR has removed the original suspension instruction (section 54 notice) which was issued after the suspension of operations at Everest, allowing normal mining operations to resume.

Phase 1 of the re-establishment project commenced in June 2009 with the excavation of the North box cut, storm water earthworks, the installation of temporary services and an access road. The North box cut excavation was completed at the end of the quarter. The mining team is in the process of supporting the high wall following which the development of the three declines will begin. The South box cut will be excavated during quarter 2 with the single end development planned to begin towards the end of the quarter.



Phase 1 was specifically scoped to be completed in the period before the start of the rainy season and the decline shafts are planned to hole with the current mine in May 2010.

Compilation of the detail engineering designs associated with Phase 2 is in process, and preliminary capital budget estimates (CBE) are being finalised. The capital requirement for the entire project (including Phase 1) will be approximately R259 million. The project includes the establishment of permanent underground services, the reclamation of infrastructure, the equipping of declines and strike sections and the re-establishment of stoping sections. Permanent surface infrastructure, such as mine services, roads and overland conveyers, will also be completed during this phase. This preparation, coupled with early production from the open pit operation, will enable ramp-up of underground production, with reef stockpiling prior to resumption of milling operations. Completion of Phase 2 and production ramp-up to process plant resumption will require approximately 10 months.

Project execution is proceeding as anticipated to place Everest in a state of readiness to resume operations. The decision to resume operations will, however, be made in the context of prevailing metals prices and market conditions at the time.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety
The 12-month rolling average DIIR for the quarter remained stable at 0.10 from the previous quarter. Two lost-time injuries were recorded during the quarter.

Mining
- Underground production increased by 3% to 539,475 tonnes
- Head grade decreased slightly by 0.28% to 3.59g/t
- The surface stockpile decreased to a total 196,075 tonnes at the end of the quarter, equivalent to almost one-month mill feed

Processing
- Concentrator plant recoveries increased to 76.3% from 75.3%
- Total mine production increased by 8% to 50,828 PGM ounces (Aquarius share: 25,414 PGM ounces)

Mimosa Mine PGM production and Dollar cash cost per PGM ounce (100%)


Production
(PGM ounces)
$ Cash Cost
(per PGM ounce)
60,000
50,000
40,000
30,000
20,000
10,000
-
600
500
400
300
200
100
0
Dec 08
Mar 09
Jun 09
Sep-09
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue
The average achieved PGM basket price for the quarter increased by 7% to $805 per PGM ounce. The average achieved nickel price over the quarter increased by 42% to $6.86 per pound from $4.84 per pound the previous quarter. Revenue for the quarter increased to $44.2 million, with base metals accounting for approximately 25% of revenue. The cash margin increased to 36% from 28% in the previous quarter, mainly due to the firming of metal prices.

Operations
During the quarter mining operations hoisted 539,475 tonnes compared to 525,682 tonnes in the previous quarter. Tonnes milled during the quarter totalled 576,616 tonnes, with 37,141 tonnes being taken from the stockpile, which totalled 196,075 tonnes at the quarter end.

The average plant grade decreased marginally to 3.59g/t, compared to 3.60g/t in the previous quarter.

Tonnes processed totalled 576,616, a 7% increase compared to the previous quarter. Recoveries for the quarter increased slightly to 76.3% from 75.3%.

PGM production during the quarter increased by 8% to 50,828 ounces (25,414 ounces attributable to Aquarius).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2009	25,691	19,569	2,096	3,473	50,829	25,414
Jun 2009	23,910	17,979	1,851	3,135	46,875	23,437
Mar 2009	23,590	17,905	1,797	2,986	46,278	23,139
Dec 2008	21,903	16,678	1,753	2,898	43,232	21,616

Mimosa: Base metals in concentrate produced (tons)

	Mine production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Sep 2009	705	572	19	352.5	286.0	9.5
Jun 2009	667	534	18	333.5	267.0	9
Mar 2009	659	545	18	329.5	272.5	9
Dec 2008	615	497	18	307.5	248.5	9

Operating cash costs
Cash costs per ROM tonne remained static at $49, while costs per PGM ounce declined slightly to $561.

The gross cash margin increased to 36% from 28% in the previous quarter mainly due to the firming of PGM basket prices. Net of by-products, cash costs were $318 per PGM ounce, compared with $379 per PGM ounce in the previous quarter, primarily due to a rise in the prices of base metals.

Mimosa operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	562	534	317

Update on foreign currency regime in Zimbabwe
Since the introduction of the use of multi–currencies in the economy in January 2009, there have not been any changes in the foreign currency environment. The US Dollar and the South African Rand remain the most widely used currencies in the economy. Any changes to the foreign currency environment that may come will be announced in the 2010 Fiscal Budget expected during the second quarter.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety
The DIIR remained at 0.

Processing
- Material processed decreased marginally to 68,894 tonnes
- Grade remained stable at 2.20g/t
- Recoveries increased by 14% to 36%
- Production increased to 1,740 PGM ounces (870 PGM ounces attributable to Aquarius)

CTRP PGM production and Rand cash costs per PGM ounce (100%)


Production
(PGM Ounces)
Rand Cash Cost
(per PGM ounce)
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Dec 08
Mar 09
Jun 09
Sep-09
Production
Cash Costs

Revenue
The achieved mine basket price for the quarter averaged $1,074 per PGM ounce, 8% higher than the previous quarter. The achieved mine Rand-Dollar exchange rate averaged R7.89/$ for the quarter.

Operations
Material processed decreased to 68,894 tonnes. This was due to the repositioning of the reclamation facilities on the chrome dump source.

The head grade remained stable at 2.20g/t.

Recoveries increased by 16% to 36%. This resulted in production being up 3% to 1,740 PGM ounces (Aquarius attributable: 870 PGM ounces).

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2009	1,048	381	308	3	1,740
Jun 2009	1,024	369	292	4	1,689
Mar 2009	966	351	267	3	1,587
Dec 2008	1,078	404	297	4	1,783

Operating costs
Cash costs increased by 26% to R3,380 per PGM ounce. This is mainly attributable to maintenance on the Deswik mill. The cash margin for the period was 42%, a decrease from 49% in the previous quarter.

CTRP Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	3,380	2,293	2,194

Platinum Mile (Aquarius Platinum 50%)

Safety
The DIIR was zero for the quarter.

Processing
- Tailings processed totalled 1,977 million tonnes which was consistent with the 2,101 million tonnes processed in the previous quarter
- PGM grade was 0.69g/t, an increase of 17% on the previous quarter
- Milling expansion yielding anticipated results
- Production was 5,932 PGM ounces (2,966 PGM ounces attributable to Aquarius)

Platinum Mile PGM production and Rand cash costs per PGM ounce (100%)


Production
(PGM ounces)
10,000
8,000
6,000
4,000
2,000
-
Rand cash cost
(per PGM ounce)
10,000
8,000
6,000
4,000
2,000
0
Dec 08
Mar 09
Jun 09
Sep-09
Production
Cash Costs

Revenue
The achieved mine basket price for the quarter averaged $1,004 per PGM ounce, 8% higher than the previous quarter, and together with improved production results, helped to increase revenue by 33%. The achieved mine Rand-Dollar exchange rate averaged R7.78/$ for the quarter. Quarterly revenue increased by 33% to R40 million (Aquarius attributable: R20 million).

Operations
Production levels increased by 32% during the quarter. The completion of the milling expansion is now yielding the anticipated results. Full monthly production rates were achieved during September 2009.

During the quarter the feed head grade increased to 0.69g/t compared to 0.59g/t the previous quarter.

Recoveries increased to 14% compared to 11% in the previous quarter. As a result, production increased 32% to 5,932 PGM ounces (Aquarius attributable: 2,966 ounces). Target production at Platinum Mile remains 35,000 ounces per annum. A table of monthly production statistics indicating the improved recoveries follows, illustrating the achievement of the milling expansion benefits.

Platinum Mile: Monthly tonnes and recoveries

	Jul 09	Aug 09	Sep 09
Tons	650,688	706,262	620,017
Grade	0.73	0.66	0.69
Production	1,116	1,885	2,930
Recovery %	7%	13%	21%

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2009	3,440	1,839	534	119	5,932
Jun 2009	2,598	1,388	403	90	4,479
Mar 2009	1,617	864	251	56	2,788
Dec 2008	1,799	962	279	63	3,103

Operating costs

Cash costs increased 13% to R3,157 per PGM ounce, largely as a result of the increase in power costs from Eskom.

Platinum Mile operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	3,157	Nm	Nm

Capital expenditure

Capital expenditure for the quarter was R1.5 million. The expansion and fine milling project is now complete and within the budget of R59 million.

Blue Ridge Platinum

Safety
The 12-month rolling average DIIR for the quarter deteriorated to 0.47 from 0.32 in the previous quarter. Five lost-time injuries were reported during the quarter.

Mining
- Underground operations produced 191,968 tonnes during the period
- Head grade averaged 2.58g/t
- Stockpiles at the end of the quarter totalled 279,832 tonnes

Processing
- Tonnes processed for the quarter was 269,008 tons
- Recoveries of 76.6% were achieved at the end of the period
- 14,469 PGM ounces were produced

Revenue
The achieved mine basket price for the quarter averaged $970 per PGM ounce with a Rand/Dollar exchange rate of R7.90/$ for the quarter. Consequently revenue was R102 million for the quarter (Aquarius attributable: R51 million). All revenue is off-set (capitalised) against the project cost, therefore no revenue is recognised in the income statement.

Operations
Development totalled 2,591 metres for the period with the decline and level development performing to target. Equipping of the main conveyor decline is on track with installation of all services completed on schedule.

Underground mining progressed well during the quarter with 191,968 tonnes being produced. Underground mining is ramping up as planned and no significant geological or mining problems have been experienced. Stoping teams are being recruited and trained as stoping panels are being made available by the development teams.

The restructuring of the operation to reduce the fixed cost base was finalised and the retrenchment of excess services employees was completed at the end of the quarter.

The plant commissioning experienced interruptions during the commissioning phase and 269,008 tonnes were processed during the quarter. These interruptions are normal during the commissioning phase, and process plant availability and stability is expected to improve. A steady ramp-up in tonnage throughput is anticipated in the next quarter. Concentrator throughput in the quarter was supported by stockpile consumption as planned. Stockpiles at the end of the quarter were 279,832 tons, consisting predominantly of previously mined development material.

The head grade averaged 2.58g/t for the quarter, influenced by the consumption of lower-grade development stockpile material.

PGM production was 14,469 PGM ounces (Aquarius attributable: 7,235 ounces).

Blue Ridge: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	Attributable to Aquarius
Sep 2009	8,598	4,383	1,347	141	14,469	7,235
Jun 2009	-	-	-	-	-	-
Mar 2009	-	-	-	-	-	-
Dec 2008	-	-	-	-	-	-

Operating cash costs
Operating costs will continue to be capitalised during the ramp-up phase.

Gross revenue increased by 400% to R102 million, principally as a result of the increase in ounce production.

Capital expenditure
Capital expenditure for the quarter was R27 million, mainly on the completion of capital projects e.g. an 3MVA power line, service water dams, critical spares for the plant and increasing infrastructure underground.

CORPORATE MATTERS

Completion of Recommended All-Share Offer for Ridge Mining plc
In July, Aquarius completed the scheme of arrangement relating to the recommended all share acquisition of Ridge in accordance with the terms outlined in the prospectus issued on 31 March 2009. Aquarius issued 34,087,945 common shares on the basis of 1 Aquarius share for every 2.75 Ridge shares in issue. Ridge Mining is now 100%-owned by Aquarius Platinum Limited. More information and a full prospectus can be found at www.aquariusplatinum.com

As part of the Ridge Mining plc (Ridge) transaction, and as disclosed in the prospectus on 30 March 2009, Zijin Mining Group Company (Zijin) and Imbani Platinum (Pty) Ltd (Imbani) exercised their existing holdings in Ridge for new fully paid common shares in Aquarius. These holdings were in existence prior to the scheme of arrangement between Ridge and its shareholders relating to the all share acquisition by Aquarius of Ridge.

- On 27 August, Zijin exercised 7,000,000 Ridge warrants for 2,545,454 Aquarius shares. These were issued to Zijin's wholly-owned subsidiary Gold Mountains (H.K.) International Mining Co., Limited on the basis of 1 Aquarius share for every 2.75 Ridge shares.

- On 8 September, Imbani exercised 25,000,000 Ridge options for 9,090,909 Aquarius shares on the basis of 1 Aquarius share for every 2.75 Ridge shares. The aggregate exercise price of these options is GBP17.5 million (GBP0.70 per Ridge option).

During the quarter, Aquarius issued 471,849 new fully paid common shares to former employees of Ridge, following the exercise of Ridge employee options and the subsequent transfer of the resulting 1,297,590 Ridge shares to Aquarius on the basis of 1 Aquarius share for every 2.75 Ridge share.

Conclusion of Firstplats transaction

The transaction to acquire the mining assets of First Platinum (Pty) Ltd and Salene Mining (Pty) Ltd, known collectively as "FirstPlats" was concluded during the quarter.

The FirstPlats assets have a combined reserve base of 0.54 million PGM ounces. Aquarius will add the additional reserves and FirstPlats mining infrastructure to the Marikana P&SA 2, with the P&SA partner contributing a pro-rata addition of 0.46 million ounces that will be added to the Kroondal Mine, P&SA 1. In total, the additional reserves will extend the life of mine at Marikana by in excess of two years and Kroondal by just more than one year. The P&SA 1 reserve base contribution is contiguous to Kroondal Mine.

The FirstPlats assets are strategically important to Marikana Mine because the ground is contiguous with current operations and provides significant infrastructure cost savings with the ongoing development of the mine. The total consideration to FirstPlats is 2,732,000 new shares in Aquarius Platinum (representing 0.6% of the enlarged share capital of Aquarius) to be issued at nominal value on fulfilment of the Conditions Precedent.

The FirstPlats assets, privately held by First Platinum and Salene Mining, are contiguous with Aquarius' Marikana operations. The assets have a reserve base of 0.55 million ounces from 5.22 million tonnes with an average grade of 3.28 g/t PGM. The acquisition of the FirstPlats assets includes both the FirstPlats and the Salene old order mining rights, the surface rights of both companies and the fixed and movable assets of both companies, inclusive of installed power of 10MVA, from Eskom. There are two declines bordering the Marikana mine, which have been developed since 2004.

The operations had a combined design capacity of 50,000 ROM tonnes per month. The Firstplats assets have been on care and maintenance for the last three years, principally due to the lack of critical mass and market conditions.

Location of FirstPlats assets and surrounding operations.



Central decline
East decline
3# decline
4# decline
Firstplats west decline
Firstplats east 2 declines
6#
2# decline
UG2 Reef suboutcrop
Declines
P&SA1 - Kroondal Mine
P&SA2 - Marikana Mine
Firstplats addition
Angio Platinum addition
Mined out areas

A total of 2,732,000 million new Aquarius shares will be issued to the shareholders of FirstPlats on the LSE, equal to 0.59%, of the total number of issues shares in Aquarius of 461,647,961. The shares will be issued on completion of the conditions precedent set out below. This values the issue at £8.2m (equal to approximately R100 million at an exchange rate of £1:R12.30).

The addition of the FirstPlats and P&SA 1 reserves are value enhancing for a number of reasons:

- Reserves of 540,000 4PGE ounces, further extending life of Marikana P&SA II by in excess of two years.
- Shallow reserves that can be mined by Aquarius' established cost-effective mechanised mining methods.
- Reserves are adjacent and contiguous with Marikana P&SA 2 mining areas.
- FirstPlats location and infrastructure permits rapid down-dip access into Marikana P&SA 2 reserves and very significantly lowers life-of-mine capital requirements.
- Existing old order mining rights still remain valid, enabling immediate access to Aquarius, under the contract mining agreements, while application for new order rights in process.
- Kroondal P&SA 1 contribution will add 460,000 4PGE ounces to Kroondal.
- Estimated to extend the Kroondal P&SA 1 mine life by just over a year.
- Property contiguous to Kroondal Central and East mining areas, enabling low cost access and extraction from existing infrastructure.

Approval has been received from the South African Competition Commission.

File # 82-5097

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current	Previous	*Change*	Current	Previous	*Change*
		Quarter Sep 2009	Quarter Jun 2009	*Quarter on Quarter*	3 months Sep 2009	3 months Sep 2008	*Period on Period*
Safety							
DIIR	200,000 man hrs	0.66	0.74	*11*	0.66	0.54	*(22)*
Revenue							
Gross Revenue	R'M	638	831	*(23)*	638	542	*18*
PGM basket Price	$/oz	972	915	*6*	972	1,758	*(45)*
Gross cash margin	%	19	34	*(45)*	19	(5)	*(473)*
Nickel Price	$/lb	8.03	5.86	*37*	8.03	8.60	*(7)*
Copper Price	$/lb	2.66	2.11	*26*	2.66	3.48	*(24)*
Ave R/$ rate		7.89	8.62	*(8)*	7.89	7.75	*2*
Cash Costs on-mine							
Per ROM ton	R/ton	392	339	*16*	392	362	*8*
	$/ton	50	39	*26*	50	47	*6*
Per PGM oz (3E+Au)	R/oz	5,847	5,188	*13*	5,847	5,579	*5*
	$/oz	741	602	*23*	741	720	*3*
Per PGE (5E+Au)	R/oz	4,783	4,257	*12*	4,783	4,577	*5*
	$/oz	606	494	*23*	606	590	*3*
Capital Expenditure							
Current/Sustaining 100%	R'000s	29,567	68,174	*(57)*	29,567	79,048	*(63)*
	$'000s	3,745	7,906	*(53)*	3,745	10,194	*(63)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,366	1,625	*(16)*	1,366	1,688	*(19)*
Open Pit	ROM Ton '000	-	-	-	-	10	*(100)*
Total	ROM Ton '000	1,366	1,625	*(16)*	1,366	1,698	*(20)*
Surface Stockpiles							
Underground Ore	ROM Ton '000	57	15	*288*	57	24	*138*
Open Pit Ore	ROM Ton '000	-	-	-	-	-	-
Total	ROM Ton '000	57	15	*288*	57	24	*138*
Tons Processed							
Underground	ROM Ton '000	1,324	1,617	*(18)*	1,324	1,564	*(15)*
Open Pit	ROM Ton '000	-	-	-	-	3	*(100)*
Total	ROM Ton '000	1,324	1,617	*(18)*	1,324	1,567	*(16)*
Grade							
Plant Head	g/t	2.63	2.58	*2*	2.63	2.54	*4*
Recoveries	%	79	79	*0*	79	78	*2*
PGM Production							
Platinum	Ozs	52,287	62,535	*(16)*	52,287	60,634	*(14)*
Palladium	Ozs	26,366	31,158	*(15)*	26,366	29,573	*(11)*
Rhodium	Ozs	9,708	11,492	*(16)*	9,708	11,068	*(12)*
Gold	Ozs	447	535	*(16)*	447	456	*(2)*
Total PGM (3E+Au)	Ozs	88,808	105,720	*(16)*	88,808	101,731	*(13)*
Iridium	Ozs	3,774	4,406	*(14)*	3,774	4,291	*(12)*
Ruthenium	Ozs	15,981	18,715	*(15)*	15,981	17,980	*(11)*
Total PGE (5E+Au)	Ozs	108,563	128,841	*(16)*	108,563	124,002	*(12)*
Base Metals Production							
Nickel	Tonnes	98	111	*(12)*	98	102	*(4)*
Copper	Tonnes	41	47	*(13)*	41	42	*(2)*
Chromite (000)	Tonnes	55	44	*26*	55	96	*(42)*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2009	Previous Quarter Jun 2009	*Change Quarter on Quarter*	Current 3 months Sep 2009	Previous 3 months Sep 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	1.26	0.91	*(38)*	1.26	0.64	*(97)*
Revenue							
Gross Revenue	R'M	229	311	*(26)*	229	195	*17*
PGM basket Price	$/oz	999	928	*8*	999	1,693	*(41)*
Gross cash margin	%	(8)	22	*(136)*	(8)	(57)	*(87)*
Nickel Price	$/lb	8.03	5.86	*37*	8.03	8.60	*(7)*
Copper Price	$/lb	2.66	2.11	*26*	2.66	3.48	*(24)*
Ave R/$ rate		7.89	8.62	*(8)*	7.89	7.75	*2*
Cash Costs on-mine							
Per ROM ton	R/ton	442	394	*12*	442	448	*(1)*
	$/ton	56	46	*22*	56	58	*(3)*
Per PGM oz (3E+Au)	R/oz	7,899	6,460	*22*	7,899	7,868	*0*
	$/oz	1,000	749	*34*	1,000	1,015	*(1)*
Per PGE (5E+Au)	R/oz	6,524	5,267	*24*	6,524	6,473	*1*
	$/oz	826	611	*35*	826	835	*(1)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	15,434	18,954	*(19)*	15,434	22,471	*(31)*
	$'000s	1,955	2,198	*(11)*	1,955	2,898	*(33)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	336	317	*6*	336	361	*(7)*
Open Pit	ROM Ton '000	216	234	*(8)*	216	334	*(35)*
Total	ROM Ton '000	552	551	*0*	552	695	*(21)*
Surface Stockpiles							
Underground Ore	ROM Ton '000	6	2	*226*	6	11	*(42)*
Open Pit Ore	ROM Ton '000	1	11	*(88)*	1	94	*(99)*
Total	ROM Ton '000	8	13	*(42)*	8	105	*(93)*
Tons Processed							
Underground	ROM Ton '000	332	324	*2*	332	367	*(10)*
Open Pit	ROM Ton '000	226	295	*(23)*	226	316	*(29)*
Total	ROM Ton '000	558	620	*(10)*	558	684	*(18)*
Grade							
Plant Head	g/t	2.60	2.75	*(5)*	2.60	2.81	*(8)*
Recoveries	%	67	69	*(3)*	67	63	*6*
PGM Production							
Platinum	Ozs	19,515	23,155	*(16)*	19,515	24,182	*(19)*
Palladium	Ozs	8,407	10,368	*(19)*	8,407	10,609	*(21)*
Rhodium	Ozs	3,100	4,010	*(23)*	3,100	3,866	*(20)*
Gold	Ozs	200	220	*(9)*	200	226	*(11)*
Total PGM (3E+Au)	Ozs	31,222	37,753	*(17)*	31,222	38,883	*(20)*
Iridium	Ozs	1,247	1,572	*(21)*	1,247	1,559	*(20)*
Ruthenium	Ozs	5,331	6,975	*(24)*	5,331	6,817	*(22)*
Total PGE (5E+Au)	Ozs	37,801	46,300	*(18)*	37,801	47,259	*(20)*
Base Metals Production							
Nickel	Tonnes	42	61	*(31)*	42	50	*(15)*
Copper	Tonnes	27	33	*(17)*	27	23	*18*
Chromite (000)	Tonnes (000)	37	40	*(6)*	37	44	*(15)*

File # 82-5097

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2009	Previous Quarter Jun 2009	*Change Quarter on Quarter*	Current 3 months Sep 2009	Previous 3 months Sep 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.17	0.08	*(113)*	0.17	0.19	*11*
Revenue							
Gross Revenue	$M	44	36	*23*	44	64	*(31)*
PGM basket Price	$/oz	805	751	*7*	805	1,549	*(48)*
Gross cash margin	%	36	28	*29*	36	69	*(48)*
Nickel Price	$/lb	7	5	*37*	7	10	*(30)*
Copper Price	$/lb	2	2	*28*	2	4	*(38)*
Cash Costs							
Per Rom ton	$/ton	49	49	*1*	49	39	*27*
Per PGM ounce 3E+Au	$/oz	561	562	*(0)*	561	465	*21*
(after by-product credit)	$/oz	316	379	*(17)*	316	144	*120*
Per 6 PGM ounce 5E+Au	$/oz	533	535	*(0)*	533	443	*20*
(after by-product credit)	$/oz	305	365	*(17)*	305	143	*113*
Capital Expenditure							
Current	$ ' 000s	8,330	8,901	*(6)*	8,330	4,103	*103*
Expansion	$ ' 000s	6,745	8,142	*(17)*	6,745	4,673	*44*
Mining							
Underground	RoM ton '000	539	526	*3*	539	500	*8*
Surface Stock Piles							
Underground	ton '000	199	236	*(16)*	199	483	*(59)*
Tonnes Processed							
Milled	ton '000	577	538	*7*	577	515	*12*
Grade							
Plant Head	g/t	3.59	3.60	*(0)*	4	3.59	-
Recoveries	%	76	75	*1*	76	73	*5*
PGM Production							
Platinum	Ozs	25,691	23,910	*7*	25,691	22,113	*16*
Palladium	Ozs	19,569	17,979	*9*	19,569	16,863	*16*
Rhodium	Ozs	2,096	1,851	*13*	2,096	1,770	*18*
Gold	Ozs	3,473	3,135	*11*	3,473	2,892	*20*
Total PGM (3E+Au)	Ozs	50,829	46,875	*8*	50,829	43,638	*16*
Ruthenium	Ozs	1,753	1,558	*12*	1,753	1,458	*20*
Iridium	Ozs	901	804	*12*	901	750	*20*
Total PGE (5E+Au)	Ozs	53,482	49,237	*9*	53,482	45,846	*17*
Base Metals Production							
Nickel	Tons	705	667	*6*	705	602	*17*
Copper	Tons	572	534	*7*	572	498	*15*
Cobalt	Tons	19	18	*6*	19	17	*12*

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current	Previous	Change	Current	Previous	Change
		Quarter Sep 2009	Quarter Jun 2009	Quarter on Quarter	3 months Sep 2009	3 months Sep 2008	Period on Period
Safety							
DIIR	200,000 man hrs	-	-	-	-	5.69	100
Revenue							
Gross Revenue	R'M	10	9	15	10	6	69
PGM basket Price	$/oz	1,074	993	8	1,074	2,251	(52)
Gross cash margin	%	42	49	(14)	42	(8)	(625)
Nickel Price	$/lb	8.03	5.86	37	8.03	8.60	(7)
Copper Price	$/lb	2.66	2.11	26	2.66	3.48	(24)
Ave R/$ rate		7.89	8.62	(8)	7.89	7.75	2
Cash Costs on-mine							
Per ROM ton	R/ton	85	60	43	85	96	(11)
	$/ton	11	7	55	11	12	(10)
Per PGM oz (3E+Au)	R/oz	3,380	2,675	26	3,380	3,785	(11)
	$/oz	428	310	38	428	488	(12)
Per PGE (5E+Au)	R/oz	2,293	1,813	26	2,293	2,460	(7)
	$/oz	290	210	38	290	317	(8)
Capital Expenditure							
Current/Sustaining 100%	R'000s	-	-	-	-	334	(100)
	$'000s	-	-	-	-	43	(100)
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	69	76	(9)	69	70	(2)
Total	ROM Ton '000	69	76	(9)	69	70	(2)
Grade							
Plant Head	g/t	2.20	2.20	0	2.20	2.66	(17)
Recoveries	%	36	31	14	36	33	8
PGM Production							
Platinum	Ozs	1,048	1,024	2	1,048	1,077	(3)
Palladium	Ozs	381	369	3	381	388	(2)
Rhodium	Ozs	308	292	6	308	295	4
Gold	Ozs	3	4	(5)	3	4	(15)
Total PGM (3E+Au)	Ozs	1,740	1,689	3	1,740	1,764	(1)
Iridium	Ozs	149	144	4	149	148	1
Ruthenium	Ozs	676	659	3	676	688	(2)
Total PGE (5E+Au)	Ozs	2,566	2,492	3	2,566	2,600	(1)
Base Metals Production							
Nickel	Tonnes	2	2	13	2	3	(28)
Copper	Tonnes	1	1	(14)	1	1	24
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

File # 82-5097

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current	Previous	*Change*	Current	Previous	*Change*
		Quarter Sep 2009	**Quarter Jun 2009**	***Quarter on Quarter***	**3 months Sep 2009**	**3 months Sep 2008**	***Period on Period***
Safety							
DIIR	200,000 man hrs	-	-	-	-	-	-
Revenue							
Gross Revenue	R'M	40	30	*33*	40	42	*(5)*
PGM basket Price	$/oz	1,004	930	*8*	1,004	1,085	*(7)*
Gross cash margin	%	34	44	*(23)*	34	44	*(23)*
Nickel Price	$/lb	8	6.78	*17*	7.92	7	*13*
Copper Price	$/lb	3	2.27	*24*	2.81	3	*(6)*
Ave R/$ rate		8	8.46	*(8)*	7.78	8	*(3)*
Cash Costs on-mine							
Per ROM ton	R/ton	9	6	*50*	9	11	*(18)*
	$/ton	1	1	*16*	1	1	*16*
Per PGM oz (3E+Au)	R/oz	3,157	2,788	*13*	3,157	4,665	*(32)*
	$/oz	406	330	*23*	406	601	*(32)*
Per PGE (5E+Au)	R/oz	nm	nm	-	nm	nm	-
	$/oz	nm	nm	-	nm	nm	-
Capital Expenditure							
Current/Sustaining 100%	R'000s		-	-	-	80	*(100)*
	$'000s		-	-	-	10	*(100)*
Expansion 100%	R'000s	1,469	1,922	*(24)*	1,469	19,397	*(92)*
	$'000s	189	227	*(17)*	189	2,500	*(92)*
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	1,977	2,101	*(5.902)*	1,977.000	2,568	*(23.014)*
Total	ROM Ton '000	1,977	2,101	*(5.902)*	1,977.000	2,568	*(23.014)*
Grade							
Plant Head	g/t	0.69	0.59	*17*	0.69	1.00	*(31)*
Recoveries	%	14	11	*27*	14.000	9	*56*
PGM Production							
Platinum	Ozs	3,440	2,598	*32*	3,440	3,470	*(1)*
Palladium	Ozs	1,839	1,388	*32*	1,839	1,855	*(1)*
Rhodium	Ozs	534	403	*33*	534	538	*(1)*
Gold	Ozs	119	90	*32*	119	120	*(1)*
Total PGM (3E+Au)	Ozs	5,932	4,479	*32*	5,932	5,983	*(1)*
Iridium	Ozs	nm	nm	-	nm	nm	-
Ruthenium	Ozs	949	717	*32*	949	957	*(1)*
Total PGE (5E+Au)	Ozs	6,881	5,196	*32*	6,881	6,940	*(1)*
Base Metals Production							
Nickel	Tonnes	22	22	-	22	36	*(39)*
Copper	Tonnes	10	7	*43*	10	11	*(9)*
Chromite (000)	Tonnes (000)	nm	nm	-	nm	-	-

Aquarius Platinum Limited

Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Abraham van Ghent	General Manager: Kroondal
Wessel Phumo	General Manager: Marikana
Gabriel de Wet	General Manager: Engineering
Augustine Simbanegavi	General Manager: Everest
Anthony Joubert	General Manager: Blue Ridge

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Resident Director
Fungai Makoni	General Manager & Company Secretary

Platinum Mile Management

Richard Atkinson	Managing Director
Paul Swart	Financial Director

Issued Capital
At 30 September 2009, the Company had on issue: 461,647,961 shares fully paid common shares and 1,128,125 unlisted options.

Substantial Shareholders 30 September 2009	Number of Shares	Percentage
Savannah Consortium	68,658,728	14.87
HSBC Custody Nominees (Australia) Limited	29,330,983	6.35

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089
Convertible Bond ISIN number BMG0440M1284

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Liberum Capital Limited City Point, 1 Ropemaker Street, London, EC2Y 9HT Telephone: +44 (0) 20 3100 2000 **Merrill Lynch Bank of America** 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0) 8 9488 1400	**Rand Merchant Bank** (A division of FirstRand Bank Limited) 1 Merchant Place Cnr of Rivonia Rd and Fredman Drive, Sandton 2146 Johannesburg South Africa

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned (At 31 March 2009)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

1st Floor, Building 5, Harrowdene Office Park, Western Service Road, Woodmead 2191, South Africa
Postal Address: PO Box 76575, Wendywood, 2144, South Africa.
Telephone: +27 (0)11 656 1140
Facsimile: +27 (0)11 802 0990

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address: PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information please visit aquariusplatinum.com or contact:

In Australia
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Stuart Murray
Hugo Höll
+ 27 11 656 1140

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
BRPM	Blue Ridge Platinum Mine
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling injury frequency rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling injury incidence rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	**former** South African Government Department of Minerals and Energy Affairs
DMR	South African Government Department of Mineral Resources and Energy, formerly the DME
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Limited
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load haul dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation, principal mining contractor at Kroondal
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum group elements plus gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum group metals plus gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Redpath	Redpath Mining South Africa Pty Ltd.
Ridge	Ridge Mining plc
ROM	Run of mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Tonne	1 Metric tonne (1,000kg)
UG2 Reef	A PGE-bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	**Friday, 27 November 2009**
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.



Your 2009 Annual Report is now available at *www.aquariusplatinum.com*

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Friday, 27 November 2009 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. **Appointment of Chairman of the Meeting**

2. **Confirmation of the Notice and Quorum**

3. **Accounts for the Period Ended 30 June 2009**

   To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities for the period ended 30 June 2009.

4. **Resolution 1 – Re-election of Mr Tim Freshwater**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Tim Freshwater, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. **Resolution 2 – Re-election of Mr Edward Haslam**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Edward Haslam, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. **Resolution 3 – Re-election of Mr Zwelakhe Mankazana**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Zwelakhe Mankazana, who was appointed a director of the Company to fill a casual vacancy on 5 November 2008, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

7. **Resolution 4 - Approve and/or ratify the issue of Shares on exercise of the Ridge Options**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution:

   "That, for the purposes of ASX Listing Rule 7.1, ASX Listing Rule 7.4 and for all other purposes, the Shareholders approve or ratify (as appropriate) the issue of up to 1,815,684 Shares on exercise of the Ridge Options, on the terms and conditions set out in the Explanatory Memorandum."

   The Company will disregard any votes cast on this resolution by any person who participated or may participate in the issue and by any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares if this resolution is passed, and by any associate of such persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. Resolution 5 - Ratify the issue of Shares on exercise of the Imbani Option and the Zijin Warrants

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify the issue of 11,636,363 Shares on exercise of the Imbani Option and the Zijin Warrants, on the terms and conditions set out in the Explanatory Memorandum."

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of such persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

9. Resolution 6 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

By Order of the Board
Willi Boehm
Company Secretary
DATED: 30 October 2009

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the Meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned Meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd PO Box 485 SOUTH PERTH WA 6951 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY ENGLAND
Facsimile (618) 9367 5233		Facsimile (441) 292 4720		Facsimile (870) 703 6076

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's Bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9.00am Wednesday, 25 November 2009. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ______________________________

of ______________________________

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to ____________________ shares in the Company

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 27 November 2009 and at any adjournment thereof in respect of ____________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	Resolution		For	Against	Abstain
1.	Re-election of Mr Tim Freshwater	☐	☐	☐	
2.	Re-election of Mr Edward Haslam		☐	☐	☐
3.	Re-election of Mr Zwelakhe Mankazana		☐	☐	☐
4.	Approve and ratify the issue of Shares on exercise of the Ridge Options		☐	☐	☐
5.	Ratify the issue of Shares on exercise of the Imbani Option and the Zijin Warrants		☐	☐	☐
6.	Re-appointment of Auditor		☐	☐	☐

As witness my/our hand/s this day of 2009

If a natural person:

SIGNED by) in the presence of:
)

Name (Printed) | Witness | Name (Printed)

If a company:

EXECUTED by)
in accordance with its)
constitution)

Director | Director/Secretary

Name (Printed) | Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________)
by ____________________)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power)
of Attorney in the presence of:

Signature of Attorney

Signature of Witness

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Annual General Meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 27 November 2009.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the Resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr Tim Freshwater as a Director

It is a requirement under the Company's Bye-laws that Mr Tim Freshwater retire by rotation. Mr Freshwater has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Freshwater be re-elected.

2. Resolution 2 – Re-Election of Mr Edward Haslam as a Director

It is a requirement under the Company's Bye-laws that Mr Edward Haslam retire by rotation. Mr Haslam has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Haslam be re-elected.

3. Resolution 3 – Re-Election of Mr Zwelakhe Mankazana as a Director

It is a requirement under the ASX Listing Rules that Mr Zwelakhe Mankazana, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Mankazana has offered himself for re-election as a Director.

Mr Mankazana is an Executive Director of Savannah Resources, the lead investment in the Savannah Consortium, Aquarius' BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts.

The remaining Directors recommend to shareholders that Mr Mankazana be re-elected.

4. Resolutions 4 and 5 - Approving and ratifying the issue of Shares on exercise of the Ridge Options, the Imbani Option and the Zijin Warrants

4.1 Background

On 30 July 2009 the Scheme was implemented to give effect to a merger of Ridge with the Company.

At the time at which the Scheme was implemented, the following securities which had previously been issued by Ridge remained outstanding:

(a) 5,068,140 options granted under various employee incentive plans which Ridge had in place prior to the Scheme, each of which gave the holder an option to subscribe for a share in Ridge at a set subscription price (**"Ridge Options"**)

(b) an option held by Imbani pursuant to which Ridge had granted to Imbani an option to subscribe for up to 25,000,000 shares in Ridge at an exercise price of GBP0.70 per share (**"Imbani Option"**); and

(c) 7,000,000 warrants held by Gold Mountains (a wholly owned subsidiary of Zijin), each of which gave Gold Mountains the right to subscribe for a share in Ridge at a subscription price of GBP0.70 per share (**"Zijin Warrants"**).

Pursuant to the terms of the Scheme and in accordance with amendments made to the Articles of Association of Ridge, upon exercise of the Ridge Options, the Imbani Option and the Zijin Warrants following implementation of the Scheme, the shares to be allotted and issued by Ridge upon exercise were to be immediately transferred to the Company (or a wholly owned subsidiary of the Company) conditional on and in exchange for the same consideration for each Ridge share received by a Ridge shareholder under the Scheme (i.e. on the same basis as consideration was paid under the Scheme, being 1 Share for every 2.75 Ridge shares).

As announced to ASX in recent months, various holders have exercised their Ridge Options, Imbani has exercised the Imbani Option and Gold Mountains has exercised the Zijin Warrants, resulting in several issues of Shares by the Company.

Resolution 4 seeks the approval and ratification of Shareholders to the issue of Shares upon exercise of the Ridge Options. The Resolution seeks:

(d) approval for the purpose of ASX Listing Rule 7.1 in relation to the Shares to be issued on exercise of the Ridge Options in the future (i.e. in the time period after Resolution 4 is passed until expiry of the Ridge Options on 30 January 2010); and

(e) ratification for the purpose of ASX Listing Rule 7.4 in relation to the Shares already issued on exercise of the Ridge Options (i.e. in the time period up until Resolution 4 is passed).

As at the date of the Notice of Annual General Meeting, 2,526,715 Ridge Options have been exercised (resulting in the issue of 918,802 Shares) and 2,466,425 Ridge Options remain outstanding (which, if all exercised, will result in the issue of an additional 896,882 Shares). The Chairman will provide updated figures as regards exercised and outstanding Ridge Options at the Annual General Meeting.

Resolution 5 seeks the ratification of Shareholders to the issue of Shares upon exercise of the Imbani Option and the Zijin Warrants, for the purpose of ASX Listing Rule 7.4.

4.2 ASX Listing Rules 7.1 and 7.4

In brief, ASX Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a 12 month period, the number of equity securities issued is more than 15% of the number of ordinary shares on issue at the start of that 12 month period.

Under ASX Listing Rule 7.4, an issue of equity securities made without prior approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purposes of ASX Listing Rule 7.1 if:

(a) the issue did not breach the 15% limit under ASX Listing Rule 7.1 when made; and

(b) shareholders subsequently approve it.

The Company previously obtained a waiver from ASX with the effect that the Company was permitted to issue Shares to Ridge shareholders who participated in the Scheme as an exception to ASX Listing Rule 7.1. However, Shares issued on exercise of the Ridge Options, the Imbani Option and the Zijin Warrants after implementation of the Scheme may not fall within the terms of the waiver.

Accordingly, the Company is seeking approval under ASX Listing Rule 7.1 and ratification under ASX Listing Rule 7.4 so that Shares previously issued, and to be issued in the future on exercise of the Ridge Options, the Imbani Option and the Zijin Warrants, will not count towards the 15% limit in respect of equity securities issued by the Company.

4.3 Resolution 4 - Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.3 and ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider, approve and ratify the issue of Shares under Resolution 4.

(a) The maximum number of Shares being issued on exercise of the Ridge Options is 1,815,684. As at the date of the Notice of Annual General Meeting, 918,802 of those Shares have been issued.

(b) The Shares will be issued by 5 February 2010.

(c) The Shares are being issued in consideration for the transfer to the Company of Ridge shares on the basis of 1 Share for every 2.75 Ridge shares (the same ratio as applicable under the Scheme). The relevant Ridge shares are being issued upon exercise of the Ridge Options which have varying exercise prices ranging between GBP0.515 and GBP2.260 per Ridge share.

(d) The Shares are being issued to the holders of Ridge Options who choose to exercise their Options prior to expiry.

(e) The Shares being issued are fully paid common shares in the Company and rank equally with, and are on the same terms, as the existing Shares on issue.

(f) No funds will be raised by the Company on issue of the Shares. The Shares are being issued as consideration for the transfer to the Company of Ridge shares. However, if all of the Ridge Options are exercised, funds of GBP2.6 million will be received by Ridge (now a wholly owned subsidiary of the Company) and these funds will be used for working capital.

(g) The Company has and will continue to issue the Shares upon exercise of the relevant Ridge Options. Accordingly, allotment is occurring, and will continue to occur progressively over the period until expiry of the Ridge Options on 30 January 2010.

4.4 Resolution 5 - Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider and ratify the issue of the Shares under Resolution 5.

(a) The total number of Shares allotted was 11,636,363.

(b) The Shares were issued in consideration for the transfer to the Company of Ridge shares on the basis of 1 Share for every 2.75 Ridge shares (the same ratio as applicable under the Scheme). The relevant Ridge shares were issued upon exercise of the Imbani Option and the Zijin Warrants which each had an exercise price of GBP0.70 per Ridge share.

(c) The Shares issued are fully paid common shares in the Company and rank equally with, and are on the same terms, as the existing Shares on issue.

(d) 9,090,909 Shares were issued to Imbani (upon exercise of the Imbani Option) on 10 September 2009 and 2,545,454 Shares were issued to Gold Mountains (upon exercise of the Zijin Warrants) on 27 August 2009.

(e) No funds were raised by the Company on issue of the Shares. The Shares were issued as consideration for the transfer to the Company of 32,000,000 Ridge shares. However, funds of GBP22.4 million were received by Ridge (now a wholly owned subsidiary of the Company) and these funds will be used for working capital .

5. Resolution 6 – Re-Appointment of Auditor

Section 89(2) of the Companies Act provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to Resolution 6, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

6. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means ASX Limited, or the stock exchange conducted by ASX, as the context requires.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Companies Act" means the Companies Act 1981 of Bermuda as amended from time to time.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"GBP" means the lawful currency of the United Kingdom.

"Gold Mountains" means Gold Mountains (H.K.) International Mining Co. Limited, a wholly owned subsidiary of Zijin.

"Imbani" means Imbani Platinum (Pty) Ltd (Registration No. 2002/015678/07).

"Imbani Option" has the meaning given in section 4.1(b) of the Explanatory Memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of Shareholders or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"Resolution" means a resolution in the Notice of Annual General Meeting.

"Ridge" means Ridge Mining Limited (Registered No. 3549005).

"Ridge Options" has the meaning given in section 4.1(a) of the Explanatory Memorandum.

"Scheme" means the scheme of arrangement under Part 26 of the UK Companies Act (2006) between Ridge and its shareholders.

"Shareholder" means a registered holder of Shares.

"Share" means a fully paid common share of USD0.05 in the capital of the Company.

"WST" means Western Standard Time being the local time in Perth, Western Australia.

"Zijin" means Zijin Mining Group Co. Ltd.

"Zijin Warrants" has the meaning given in section 4.1(c) of the Explanatory Memorandum.


AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



19 November 2009

Everest Platinum Mine Update:
Phase 2 of the re-establishment project commences

Aquarius Platinum Limited (Aquarius) is pleased to announce that Phase 2 of the re-establishment project at Everest Platinum Mine has commenced. Phase 2 includes the establishment of all underground and surface infrastructure required for a resumption of operations.

Aquarius has been committed to bring the Everest mine to a state of readiness to resume production and this position has more recently been supported by the improvement in the current market conditions, which have seen the PGM basket price for AQP's South African operations increase from R 7,763 per 4E oz as at end September 2009 to current levels above R9,000 per 4E oz. It is therefore now envisaged that the mine will restart immediately following the completion of the re- establishment project.

Phase 1 of the project is currently ahead of schedule, and this early approval of Phase 2 will enable a parallel implementation, reducing the remaining project timeframe to nine months of this date. This will enable Everest to be in a position to resume milling operations in the latter part of the first quarter of next financial year. The capital expenditure for Phase 1 and 2 remains at R 259 million (as previously disclosed).

Aquarius announced the temporary suspension of the Everest Mine resulting from a subsidence event in December 2008. Re-establishment of the mine commenced in June 2009, with Phase 1 of the re-establishment project focusing on the excavation of the North and South boxcuts and the initial development of the new declines.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom:
Stuart Murray
+ 27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 11 880 3924


AQUARIUS
PLATINUM LIMITED



ASX, LSE & JSE

23 November 2009

Annual General Meeting Friday 27th November 2009:

Resolution Six: Re-appointment of Auditor

It has been brought to the Company's attention that Risk Metrics Group have recommended that shareholders of the Company vote against the proposed reappointment of Ernst & Young of Perth, Western Australia, as the Company's independent accounting firm, for the following year, at the Company's annual general meeting on Friday 27 November. The reason for their recommendation is related to the fees the Company has paid to Ernst & Young for non audit work.

The Company has paid to Ernst & Young US$684,000.00 for non audit services. There is a simple and rational explanation for the increased fees.

As shareholders of the Company are aware, earlier this year the Company undertook a rights issue, a placing, a convertible bond and an acquisition of Ridge Mining plc. It is normal practice for a Company's auditors to be engaged to undertake the accounting work required to produce the public documentation required for these different workstreams and Ernst & Young were appointed and undertook this work and were paid fees for such work, further details of which are given below.

The Company having provided this information to Risk Metrics Group on Thursday 19 November, is now putting out this press release with this further information even in the absence of direct shareholder requests for this information. However at the sole request of Risk Metrics, we are releasing this information.

The breakdown of the US$684,000.00 spent on non audit work is as follows:

- US$672,000.00 is for the work Ernst & Young undertook on the preparation of the working capital report, the provision of financial statements covering two years for inclusion in the public documentation and their work on the pro forma for the acquisition of Ridge Mining plc and their work relating to the convertible bond including but not limited to the accounting treatment and ongoing valuation in the books of the Company as well as providing the customary comfort letters the banks seek on capital raisings by a listed company.
- US$12,000.00 relating to Ernst & Young's help with the Group's tax returns for a group company.

For further information please visit www.aquariusplatinum.com or contact:

Willi Boehm

Company Secretary

+61 (0)8 9367 5211

File # 82-5097



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



This release contains details of an offering which is not for release in the United States, Canada, Japan, South Africa or Bermuda

24 November 2009

Aquarius Platinum Limited launches US$250 million convertible bond

Aquarius Platinum Limited (the "Company") announces today that it intends to make an offering of approximately US$250 million of unsubordinated, unsecured convertible bonds ("Bonds") due 2015 (the "Offering"). The aggregate principal amount of the issue is US$250 million (which may be increased to US$300 million in the event the over-allotment option granted to the Bookrunner is exercised in full).

The Bonds will be convertible into common shares of Aquarius Platinum Limited (the "Shares") and are expected to have a semi-annual coupon in the range of 3.50% - 4.25% per annum and a conversion price set at a premium in the range of 20% - 25% above the volume weighted average price of the Shares on the London Stock Exchange between launch and pricing. The Bonds will be issued at 100% of their principal amount and, unless previously redeemed, converted or cancelled, will mature on the sixth anniversary of the issue in 2015. The Company will have the option to call the Bonds after the first three years, if the price of the Shares exceeds 130% of the then prevailing conversion price over a specified period. The final terms of the Bonds are expected to be announced today.

The proceeds of the Offering will be used to fund the early redemption of all of the Company's existing ZAR 650 million convertible bonds in accordance with their terms (at an aggregate redemption price of ZAR 747.5 million) and for general corporate purposes and business opportunities, including the construction of a chromite recovery plant at the Everest platinum mine.

Under the terms of the Offering, there will be a 90-day lock-up period on issuances or sales of shares or equity-linked securities by the Company, subject to certain customary exceptions.

Settlement and delivery of the Bonds is expected to take place no later than 18 December 2009, following which the Company expects to redeem the existing convertible bonds.

Application will be made to list the Bonds on the official list of the United Kingdom Listing Authority and to admit the Bonds to trading on the London Stock Exchange's Professional Securities Market. The Company's Shares are listed on the Australian Stock Exchange, the London Stock Exchange and the Johannesburg Stock Exchange.

The Bonds will be placed through an accelerated bookbuilt placement with institutional investors (outside the United States) conducted by Goldman Sachs International, acting as sole Bookrunner in connection with the Offering.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

For further information, please contact:

United Kingdom
Stuart Murray
Tel: +27 11 656 1140

Australia
Willi Boehm
Tel: +61 8 9367 5211

South Africa
Stuart Murray
Tel: +27 11 656 1140

STABILISATION/FSA. IN CONNECTION WITH THE ISSUE OF THE BONDS, GOLDMAN SACHS INTERNATIONAL ACTING AS STABILISING MANAGER OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL MAY OVER-ALLOT BONDS OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL WILL UNDERTAKE STABILISATION ACTION. ANY STABILISATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE BONDS IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE BONDS AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE BONDS. ANY STABILISATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE BONDS (AND THE COMPANY'S SHARES) MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ANY APPLICABLE STATE SECURITIES LAWS. THE COMPANY DOES NOT INTEND TO REGISTER ANY PORTION OF THE PLANNED OFFER IN THE UNITED STATES OR TO CONDUCT AN OFFERING OF SECURITIES IN THE UNITED STATES. THE OFFERING IS BEING CONDUCTED OUTSIDE THE UNITED STATES (OR ANY STATE THEREOF) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND THE COUNCIL OF 4 NOVEMBER 2003 (AS IMPLEMENTED IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, THE "PROSPECTUS DIRECTIVE").

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA, THE BONDS ARE BEING OFFERED ONLY TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS DIRECTIVE, IN ACCORDANCE WITH THE RESPECTIVE REGULATIONS OF EACH MEMBER STATE IN WHICH THE BONDS ARE OFFERED.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT THE FOLLOWING PERSONS IN THE UNITED KINGDOM: (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, (II) PERSONS WHO ARE "HIGH NET WORTH ENTITIES" AND OTHER PERSONS TO WHOM THIS ANNOUNCEMENT MAY BE LEGALLY DISTRIBUTED WITHIN THE MEANING OF ARTICLE 49(2) (A) TO (D) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "QUALIFIED PERSONS" IN THE UNITED KINGDOM, THE BONDS ARE INTENDED ONLY FOR QUALIFIED PERSONS AND NO INVITATION, OFFER OR AGREEMENTS TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE THE BONDS MAY BE PROPOSED OR CONCLUDED OTHER THAN WITH QUALIFIED PERSONS AND ANY PERSON OTHER THAN A QUALIFIED PERSON MAY NOT ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS.

ANY PURCHASE OF OR APPLICATION FOR BONDS OF THE COMPANY PURSUANT TO THE OFFERING SHOULD ONLY BE MADE ON THE BASIS OF THE INFORMATION CONTAINED IN THE FINAL PROSPECTUS TO BE ISSUED BY THE COMPANY IN DUE COURSE IN CONNECTION WITH THE OFFERING.

THIS ANNOUNCEMENT HAS BEEN ISSUED BY AND IS THE SOLE RESPONSIBILITY OF AQUARIUS PLATINUM LIMITED. GOLDMAN SACHS INTERNATIONAL, WHICH IS AUTHORISED AND REGULATED IN THE UNITED KINGDOM BY THE FINANCIAL SERVICES AUTHORITY, IS ACTING FOR THE COMPANY AND FOR NO-ONE ELSE IN RELATION TO THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO EACH OF ITS RESPECTIVE CLIENTS NOR FOR PROVIDING ADVICE IN CONNECTION WITH THE OFFERING. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY GOLDMAN SACHS INTERNATIONAL OR BY ANY OF ITS AFFILIATES OR AGENTS AS TO OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR

ANY OTHER WRITTEN OR ORAL INFORMATION MADE AVAILABLE TO OR PUBLICLY AVAILABLE TO ANY INTERESTED PARTY OR ITS ADVISERS, AND ANY LIABILITY THEREFORE IS EXPRESSLY DISCLAIMED.

THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE PLACING OF THE BONDS AS SET OUT IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY THE COMPANY OR GOLDMAN SACHS INTERNATIONAL THAT WOULD PERMIT AN OFFERING OF SUCH SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO SUCH SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANY AND GOLDMAN SACHS INTERNATIONAL TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



This release contains details of an offering which is not for release in the United States, Canada, Japan, South Africa or Bermuda

24 November 2009

Aquarius Platinum Limited successfully completes its US$250 million convertible bond offering

Aquarius Platinum Limited (the "Company") announces today that it has successfully completed the offering (the "Offering") of US$250 million of unsubordinated, unsecured convertible bonds due 2015 (the "Bonds").

The Bonds will be issued at 100 per cent of their principal amount and will have a coupon of 4.00% per annum, payable semi-annually in arrear. The initial conversion price is US$6.773 per share, representing a premium of 22.5 per cent to the volume weighted average price of the Company's common shares on the London Stock Exchange between launch and pricing, translated at a GBP-USD exchange rate of 1.653. If all of the Bonds were to be converted into new common shares at the aforementioned conversion price, 36.9 million new common shares would be issued (before any exercise of the over-allotment option referred to below).

The Company has granted Goldman Sachs International, as sole Lead Manager, an over-allotment option to subscribe for up to a further US$50 million of Bonds, which, if exercised in full, would increase the total size of the Offering to US$300 million. This option can be exercised, in part or in full, at any time up to (and including) five London business days prior to the issue of the Bonds.

The proceeds of the Offering will be used to fund the early redemption of all of the Company's existing ZAR 650 million convertible bonds in accordance with their terms (at an aggregate redemption price of ZAR 747.5 million) and for general corporate purposes and business opportunities, including the construction of a chromite recovery plant at the Everest platinum mine.

Under the terms of the Offering, there will be a 90-day lock-up period on issuances or sales of shares or equity-linked securities by the Company, subject to certain customary exceptions.

Settlement and delivery of the Bonds is expected to take place no later than 18 December 2009, following which the Company expects to redeem the existing ZAR 650 million convertible bonds.

Application will be made to list the Bonds on the official list of the United Kingdom Listing Authority and to admit the Bonds to trading on the London Stock Exchange's Professional Securities Market. The Company's common shares are listed on the Australian Stock Exchange, the London Stock Exchange and the Johannesburg Stock Exchange.

The Bonds were placed through an accelerated bookbuilt placement with institutional investors (outside the United States) conducted by Goldman Sachs International, acting as sole Bookrunner in connection with the Offering.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

For further information, please contact:

United Kingdom
Stuart Murray
Tel: +27 11 656 1140

Australia
Willi Boehm
Tel: +61 8 9367 5211

South Africa
Stuart Murray
Tel: +27 11 656 1140

STABILISATION/FSA. IN CONNECTION WITH THE ISSUE OF THE BONDS, GOLDMAN SACHS INTERNATIONAL ACTING AS STABILISING MANAGER OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL MAY OVER-ALLOT BONDS OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL WILL UNDERTAKE STABILISATION ACTION. ANY STABILISATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE BONDS IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE BONDS AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE BONDS. ANY STABILISATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE BONDS (AND THE COMPANY'S SHARES) MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ANY APPLICABLE STATE SECURITIES LAWS. THE COMPANY DOES NOT INTEND TO REGISTER ANY PORTION OF THE PLANNED OFFER IN THE UNITED STATES OR TO CONDUCT AN OFFERING OF SECURITIES IN THE UNITED STATES. THE OFFERING IS BEING CONDUCTED OUTSIDE THE UNITED STATES (OR ANY STATE THEREOF) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND THE COUNCIL OF 4 NOVEMBER 2003 (AS IMPLEMENTED IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, THE "PROSPECTUS DIRECTIVE").

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA, THE BONDS ARE BEING OFFERED ONLY TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS DIRECTIVE, IN ACCORDANCE WITH THE RESPECTIVE REGULATIONS OF EACH MEMBER STATE IN WHICH THE BONDS ARE OFFERED.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT THE FOLLOWING PERSONS IN THE UNITED KINGDOM: (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, (II) PERSONS WHO ARE "HIGH NET WORTH ENTITIES" AND OTHER PERSONS TO WHOM THIS ANNOUNCEMENT MAY BE LEGALLY DISTRIBUTED WITHIN THE MEANING OF ARTICLE 49(2) (A) TO (D) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "QUALIFIED PERSONS" IN THE UNITED KINGDOM, THE BONDS ARE INTENDED ONLY FOR QUALIFIED PERSONS AND NO INVITATION, OFFER OR AGREEMENTS TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE THE BONDS MAY BE PROPOSED OR CONCLUDED OTHER THAN WITH QUALIFIED PERSONS AND ANY PERSON OTHER THAN A QUALIFIED PERSON MAY NOT ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS.

ANY PURCHASE OF OR APPLICATION FOR BONDS OF THE COMPANY PURSUANT TO THE OFFERING SHOULD ONLY BE MADE ON THE BASIS OF THE INFORMATION CONTAINED IN THE FINAL PROSPECTUS TO BE ISSUED BY THE COMPANY IN DUE COURSE IN CONNECTION WITH THE OFFERING.

THIS ANNOUNCEMENT HAS BEEN ISSUED BY AND IS THE SOLE RESPONSIBILITY OF AQUARIUS PLATINUM LIMITED. GOLDMAN SACHS INTERNATIONAL, WHICH IS AUTHORISED AND REGULATED IN THE UNITED KINGDOM BY THE FINANCIAL SERVICES AUTHORITY, IS ACTING FOR THE COMPANY AND FOR NO-ONE ELSE IN RELATION TO THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO EACH OF ITS RESPECTIVE CLIENTS NOR FOR PROVIDING ADVICE IN CONNECTION WITH THE OFFERING. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN

RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY GOLDMAN SACHS INTERNATIONAL OR BY ANY OF ITS AFFILIATES OR AGENTS AS TO OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY OTHER WRITTEN OR ORAL INFORMATION MADE AVAILABLE TO OR PUBLICLY AVAILABLE TO ANY INTERESTED PARTY OR ITS ADVISERS, AND ANY LIABILITY THEREFORE IS EXPRESSLY DISCLAIMED.

THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE PLACING OF THE BONDS AS SET OUT IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY THE COMPANY OR GOLDMAN SACHS INTERNATIONAL THAT WOULD PERMIT AN OFFERING OF SUCH SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO SUCH SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANY AND GOLDMAN SACHS INTERNATIONAL TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



This release contains details of an offering which is not for release in the United States, Canada, Japan, South Africa or Bermuda

28 November 2009

Aquarius Platinum Limited announces that its convertible bond offering will be increased to US$300 million following exercise in full of the over-allotment option

Following the successful offering (the "Offering") of its convertible bonds due 2015 (the "Bonds") on Tuesday, 24 November 2009, Aquarius Platinum Limited (the "Company") today announces the exercise in full of the over-allotment option by Goldman Sachs International, which increases the overall size of the offering to US$300 million.

Goldman Sachs International, acting as Stabilising Manager (as defined below), has informed Aquarius Platinum Limited that it has not to date carried out any stabilisation activities in connection with the Offering.

The Bonds will be convertible into common shares of the Company, and settlement and delivery of the Bonds is expected to take place no later than 18 December 2009.

Application will be made to list the Bonds on the official list of the United Kingdom Listing Authority and to admit the Bonds to trading on the London Stock Exchange's Professional Securities Market. The Company's common shares are listed on the London Stock Exchange, the Australian Stock Exchange and the Johannesburg Stock Exchange.

The Offering was lead-managed by Goldman Sachs International, acting as sole Lead Manager and sole Bookrunner in connection with the Offering.

For further information, please contact:

United Kingdom
Stuart Murray
Tel: +27 11 656 1140

Australia
Willi Boehm
Tel: +61 8 9367 5211

South Africa
Stuart Murray
Tel: +27 11 656 1140

STABILISATION/FSA. IN CONNECTION WITH THE ISSUE OF THE BONDS, GOLDMAN SACHS INTERNATIONAL ACTING AS STABILISING MANAGER OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL MAY OVER-ALLOT BONDS OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL WILL UNDERTAKE STABILISATION ACTION. ANY STABILISATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE BONDS IS MADE AND, IF

BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE BONDS AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE BONDS. ANY STABILISATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY GOLDMAN SACHS INTERNATIONAL OR ANY PERSON ACTING ON BEHALF OF GOLDMAN SACHS INTERNATIONAL IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE BONDS (AND THE COMPANY'S SHARES) MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ANY APPLICABLE STATE SECURITIES LAWS. THE COMPANY DOES NOT INTEND TO REGISTER ANY PORTION OF THE PLANNED OFFER IN THE UNITED STATES OR TO CONDUCT AN OFFERING OF SECURITIES IN THE UNITED STATES. THE OFFERING IS BEING CONDUCTED OUTSIDE THE UNITED STATES (OR ANY STATE THEREOF) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND THE COUNCIL OF 4 NOVEMBER 2003 (AS IMPLEMENTED IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, THE "PROSPECTUS DIRECTIVE").

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA, THE BONDS ARE BEING OFFERED ONLY TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS DIRECTIVE, IN ACCORDANCE WITH THE RESPECTIVE REGULATIONS OF EACH MEMBER STATE IN WHICH THE BONDS ARE OFFERED.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT THE FOLLOWING PERSONS IN THE UNITED KINGDOM: (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, (II) PERSONS WHO ARE "HIGH NET WORTH ENTITIES" AND OTHER PERSONS TO WHOM THIS ANNOUNCEMENT MAY BE LEGALLY DISTRIBUTED WITHIN THE MEANING OF ARTICLE 49(2) (A) TO (D) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "QUALIFIED PERSONS" IN THE UNITED KINGDOM, THE BONDS ARE INTENDED ONLY FOR QUALIFIED PERSONS AND NO INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE THE BONDS MAY BE PROPOSED OR CONCLUDED OTHER THAN WITH QUALIFIED PERSONS AND ANY PERSON OTHER THAN A QUALIFIED PERSON MAY NOT ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS.

ANY PURCHASE OF OR APPLICATION FOR BONDS OF THE COMPANY PURSUANT TO THE OFFERING SHOULD ONLY BE MADE ON THE BASIS OF THE INFORMATION CONTAINED IN THE FINAL PROSPECTUS TO BE ISSUED BY THE COMPANY IN DUE COURSE IN CONNECTION WITH THE OFFERING.

THIS ANNOUNCEMENT HAS BEEN ISSUED BY AND IS THE SOLE RESPONSIBILITY OF AQUARIUS PLATINUM LIMITED. GOLDMAN SACHS INTERNATIONAL, WHICH IS AUTHORISED AND REGULATED IN THE UNITED KINGDOM BY THE FINANCIAL SERVICES AUTHORITY, IS ACTING FOR THE COMPANY AND FOR NO-ONE ELSE IN RELATION TO THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO EACH OF ITS RESPECTIVE CLIENTS NOR FOR PROVIDING ADVICE IN CONNECTION WITH THE OFFERING. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY GOLDMAN SACHS INTERNATIONAL OR BY ANY OF ITS AFFILIATES OR AGENTS AS TO OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY OTHER WRITTEN OR ORAL INFORMATION MADE AVAILABLE TO OR PUBLICLY AVAILABLE TO ANY INTERESTED PARTY OR ITS ADVISERS, AND ANY LIABILITY THEREFORE IS EXPRESSLY DISCLAIMED.

THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE PLACING OF THE BONDS AS SET OUT IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY THE COMPANY OR GOLDMAN SACHS INTERNATIONAL THAT WOULD PERMIT AN OFFERING OF SUCH SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO SUCH SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANY AND GOLDMAN SACHS INTERNATIONAL TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 62,851 shares issued upon exercise of options; (b) 106,649 shares issued upon exercise of options; and (c) 27,272 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 62,851 issued at the exercise price of GBP0.85 per share. Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options as follows: (b) 106,649 at an exercise price of GBP0.515; (c) 27,272 at an exercise price of GBP0.70.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Being the exercise of unlisted options (b) & (c) In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 November 2009

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	462,291,686	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002	Unlisted options expiring 21/11/13
		316,730	Unlisted options expiring 11/06/11
		228,434	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

File # 82-5097


ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

30 November 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 196,772 fully paid common shares (Shares) upon exercise of:

(i) 133,921 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

(ii) 62,851 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

File # 82-5097


AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



1 December 2009

RESULTS – ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 27 November 2009 were approved as follows:

1. **Resolution 1 – Re-election of Mr Tim Freshwater**

To consider, and if thought fit, to pass, with or without amendment, the following resolution:

""That Mr Tim Freshwater, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 291,955,011	*Against:* 17,843,107	*Abstain:* 2,888,471

2. **Resolution 2 – Re-election of Mr Edward Haslam**

To consider, and if thought fit, to pass, with or without amendment, the following resolution:

"That Mr Edward Haslam, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 288,460,592	*Against:* 21,337,526	*Abstain:* 2,888,471

3. **Resolution 3 – Re-election of Mr Zwelakhe Mankazana**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That Mr Zwelakhe Mankazana, who was appointed a director of the Company to fill a casual vacancy on 5 November 2008, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 291,554,854	*Against:* 18,243,147	*Abstain:* 2,888,588

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

4. **Resolution 4 - Approve and/or ratify the issue of Shares on exercise of the Ridge Options**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of ASX Listing Rule 7.1, ASX Listing Rule 7.4 and for all other purposes, the Shareholders approve or ratify (as appropriate) the issue of up to 1,815,684 Shares on exercise of the Ridge Options, on the terms and conditions set out in the Explanatory Memorandum."

In Favour: 289,653,786	Against: 18,885,090	Abstain: 4,147,713

5. **Resolution 5 - Ratify the issue of Shares on exercise of the Imbani Option and the Zijin Warrants**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify the issue of 11,636,363 Shares on exercise of the Imbani Option and the Zijin Warrants, on the terms and conditions set out in the Explanatory Memorandum."

In Favour: 289,653,669	Against: 18,885,090	Abstain: 4,147,830

6. **Resolution 6 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

In Favour: 269,342,867	Against: 36,735,340	Abstain: 6,608,382

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 656 1140

or visit: **www.aquariusplatinum.com**

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



16 December 2009

Publication of Offering Circular

The following Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 15 December 2009 (the "Offering Circular") relating to the issue of £300,000,000 4.00 per cent. Convertible Bonds due 2015 by Aquarius Platinum Limited.

A full version of the Offering Circular will be made available on Aquarius Platinum Limited's website www.aquariusplatinum.com in due course.

For further information, please contact:

Willi Boehm
Company Secretary
Level 4, Suite 5, South Shore Centre
85 The Esplanade, South Perth
WA 6151
Australia
Phone: +61 8 9367 5211
Fax: +61 8 9367 5233

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.


AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share Code JSE: AQP
Share Code JSE: AQPB
ISIN Code: ZAE000134540
("**Aquarius**" or the "**Company**")

21 December 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

APPLICABLE INTEREST RATE AND INITIAL OPTIONAL REDEMPTION NOTICE ON ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Further to the listing by Aquarius of 65,000 floating rate senior secured convertible bonds ("**Bonds**") on the Main Board of the JSE Limited on 11 May 2009 and pursuant to the requirement for the notification of the Interest Rate applicable on the Bonds as contained in Condition 8.4, Aquarius announces that the applicable Interest Rate for the Interest Period commencing 30 October 2009 and ending 31 January 2010 will be 10.242%, being the sum of 3 month JIBAR as at 11h00 on Friday 30 October 2009 and the Margin, which is set at 3%.

Further to the announcement by Aquarius on 24 November 2009 indicating its intention to redeem all Outstanding Bonds, pursuant to Condition 10.2 Aquarius hereby notifies Bondholders ("**Initial Optional Redemption Notice**") that all Bonds Outstanding on Friday, 15 January 2010 will be redeemed at 115% of their Principal Amount together with accrued interest up to but excluding the Initial Optional Redemption Date, which shall be 18 January 2010 (the "Initial Optional **Redemption**"). A Principal Amount of R10,000 per Bond will be paid on 18 January 2010 together with the additional Initial Optional Redemption amount of R1,500 per Bond and accrued interest of R224.48 per Bond. The total payment, inclusive of accrued interest, that will be received by Bondholders on 18 January 2010 will be R11,724.48 per Bond (the "**Redemption Payment**"). The accrued interest is calculated by multiplying the applicable Interest Rate for the Interest Period stated above by the Principal Amount of R10,000 per Bond and multiplying such product by the actual number of days that will elapse during the period commencing 30 October 2009 (inclusive) and ending 18 January 2010 (exclusive), and then dividing that product by 365.

The timetable for the Initial Optional Redemption is as follows:

	2010
Last day to trade the Bonds on the JSE in order to be recorded in the register on the record date	Friday, 8 January
Suspension of trading of the Bonds on the JSE	Monday, 11 January
Record date to receive the Redemption Payment	Friday, 15 January
Bondholders will have the Redemption Payment credited to their account and their account updated, which account is held at their Central Securities Depository Participant ("CSDP") or broker	Monday, 18 January
Listing of Bonds terminated (at commencement of trading)	Tuesday, 19 January

Defined terms used but not defined in this notice shall have the meanings given to them in the terms and condition of the Bond (the "**Conditions**").

Contacts

Aquarius Platinum Limited:
Willi Boehm +61 (0)8 9367 5211

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 145,454 shares issued upon exercise of options; (b) 54,545 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options as follows: (a) 145,454 at an exercise price of GBP0.70; (b) 54,545 at an exercise price of GBP1.035.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 December 2009

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	462,491,685	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 316,730 228,434 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



21 December 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 199,999 fully paid common shares (Shares) upon exercise of:

(i) 550,000 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

File # 82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 18,181 shares issued upon exercise of options; (b) 12,363 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options as follows: (a) 18,181 at an exercise price of GBP0.515; (b) 12,363 at an exercise price of GBP0.70.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 January 2010

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	462,522,229	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 316,730 228,434 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 January 2010
(Director/Company secretary)

Print name: Willi Boehm..

File # 82-5097



ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

11 January 2010

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 30,544 fully paid common shares (Shares) upon exercise of:

(i) 84,000 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

File # 82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 47,344 shares issued upon exercise of options; (b) 181,818 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 47,344 issued at the exercise price of GBP0.85 per share. Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options as follows: (b) 181,818 at an exercise price of GBP0.515.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Being the exercise of unlisted options (b) In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 January 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
462,751,391	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
280,002	Unlisted options expiring 21/11/13
269,386	Unlisted options expiring 11/06/11
228,434	Unlisted options expiring 02/11/11
240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



18 January 2010

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 229,162 fully paid common shares (Shares) upon exercise of:

(i) 500,000 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

(ii) 47,344 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924



AQUARIUS PLATINUM LIMITED

Aquarius Platinum: Second Quarter 2010 - Production Results to 31 December 2009

File # 82-5097

Highlights of the quarter

- Attributable production increased by 16% to 112,359 PGM ounces
- PGM Dollar prices improved over the quarter – platinum up 13%, rhodium up 37% and palladium up 28%
- Positive growth in operating cash margins, despite continued strength of the Rand (relative to weak US Dollar)
- Re-establishment of Everest Mine on track – production expected in Q3 of 2010 calendar year
- Record production from Platinum Mile Resources
- Good progress on Blue Ridge ramp-up
- $300 million convertible Bond offering completed, refinancing of R650 million bond underway

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said:

"Overall Q2 has been a very satisfactory quarter for Aquarius. Operations at Kroondal and Marikana have stabilised following the unprotected industrial action of the previous quarter, while the recently acquired Ridge operation has delivered good progress under our management team. Re-establishment of the Everest Mine is on schedule, and within budget, and we expect production to begin by quarter one of the next financial year. Mimosa and Platinum Mile performed well. The welcome rise in PGM prices coupled with improved operational performance has seen cash margins rise across the group.

While the Rand Dollar exchange rate continues to undermine some of the gains achieved from operational performance and metal pricing, the market outlook remains positive for Aquarius in the second half of 2010. The successful placing of the $300 million convertible bond is well timed, allowing for the settlement of the higher cost R650 million bonds, further strengthening the balance sheet."

P&SA1 at Kroondal

- PGM production of 108,254 PGM ounces (54,127 PGM ounces attributable)
- Cash margin for the quarter of 37%

P&SA2 at Marikana

- PGM production of 37,160 PGM ounces (18,580 PGM ounces attributable)
- Cash margin for the quarter of 20%

Everest

- Re-establishment project on track

Mimosa

- PGM production 50,079 PGM ounces (25,039 PGM ounces attributable)
- Cash margin for the quarter of 45%

CTRP

- PGM production of 2,087 PGM ounces (1,044 PGM ounces attributable)
- Cash margin for the quarter of 66%

Platinum Mile

- Record PGM production of 8,539 PGM ounces (4,270 PGM ounces attributable)
- Cash margin for the quarter of 42%

Blue Ridge

- PGM production of 18,598 PGM ounces (9,299 PGM ounces attributable)

Production by mine

PGMs (4E)	Quarter ended			
	Mar 2009	Jun 2009	Sep 2009	Dec 2009
Kroondal	104,920	105,720	88,808	108,254
Marikana	38,851	37,753	31,223	37,160
Mimosa	46,278	46,874	50,828	50,079
CTRP	1,587	1,689	1,740	2,087
Platinum Mile	2,788	4,479	5,932	8,539
Blue Ridge	-	-	14,469	18,598
Total	**194,424***	**196,515**	**193,001**	**224,717**

Production by mine attributable to Aquarius

PGMs (4E)	Quarter ended			
	Mar 2009	Jun 2009	Sep 2009	Dec 2009
Kroondal	52,460	52,860	44,404	54,127
Marikana	19,426	18,877	15,611	18,580
Mimosa	23,139	23,437	25,414	25,039
CTRP	793	845	870	1,044
Platinum Mile	1,394	2,240	2,966	4,270
Blue Ridge	-	-	7,235	9,299
Total	**97,212**	**98,259**	**96,500**	**112,359**

Aquarius Group attributable production (PGM ounces)


PGM ounces
150,000
100,000
50,000
0
Mar 09
Jun 09
Sep-09
Dec-09
Kroondal (attributable)
Marikana (attributable)
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)
Ridge

Metals prices and exchange rate
US Dollar PGM prices continued to reflect an improving fundamental market demand, with prices rising across all PGM metals. Palladium and rhodium recorded the largest price increases, at 28% and 37% respectively.

Platinum closed the quarter up by 13% to an average of $1,390 per ounce for the quarter. Platinum traded at a quarterly high of $1,494 per ounce on 3 December 2009, and has traded above $1,500 since 5 January 2010. Rhodium increased by 37% to an average $2,195 per ounce for the quarter. Rhodium closed the quarter at $2,500 per ounce and has continued to trade above this level through January 2010. Palladium closed the quarter up 28% to average $348 per ounce for the quarter and has traded above $400 per ounce since 4 January 2010.

Significant interest in Exchange Traded Funds (ETF) continues to drive platinum and palladium prices. The US-based platinum and palladium ETF's commenced trading on 8 January 2010 on the NYSE Arca exchange, the same day that the Julius Baer Swiss-based physically-backed ETF's also commenced trading. These are the first physically-backed ETF's for the metals in the US and are expected to further increase investor interest in PGMs.

12-month individual PGM prices to December 2009


Pt, Pd & Au ($/oz)
Rh ($/oz)
1,600
1,400
1,200
1,000
800
600
400
200
0
3,000
2,500
2,000
1,500
1,000
500
0
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Platinum
Palladium
Gold
Rhodium

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket prices (Quarter ended)			
	Mar 2009	Jun 2009	Sep 2009	Dec 2009
Kroondal	795	915	972	1,163
Marikana	799	928	999	1,173
Mimosa	626	751	805	910
CTRP	859	993	1,074	1,266
Platinum Mile	810	930	1,004	1,192
Blue Ridge	-	-	967	1,138
Aquarius Group average	**756**	**879**	**931**	**1,094**

12-month PGM basket prices to December 2009 (Dollar and Rand per PGM basket ounce)



$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

The Rand maintained its strength against the weak US Dollar during the quarter, with the average Rand-Dollar exchange rate appreciating by 6% to R7.45. PGM basket prices in US Dollars strengthened at all operations, with the average group basket price being 18% higher at $1,094 per PGM ounce compared to the previous quarter. The Rand closed the quarter at R7.39 to the US Dollar. The average basket price at the South African operations was $1,152 per PGM ounce, equivalent to R8,580 per PGM ounce at an average exchange rate for the period of R7.45:$1.

12-month Rand-Dollar exchange rate to December 2009



11.00
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA 1 at Kroondal

Safety
- The 12-month rolling average disabling injury incidence rate (DIIR per 200,000 hours) improved to 0.63 from 0.66 in the previous quarter
- During the quarter, Kroondal achieved twelve months without a fatal accident

Mining
- Production tonnes for the quarter increased by 28% to 1,746,867 tonnes
- Head grade deteriorated slightly from 2.63 g/t to 2.57 g/t

Processing
- Tonnes processed increased by 27% to 1,674,260 tonnes
- Recoveries decreased by 1% to 78%
- PGM production increased by 22% to 108,254 PGM ounces

P&SA1 at Kroondal PGM production and Rand cash costs per PGM ounce (100%)


Production
(PGM ounces)
Rand cash costs
(per PGM ounce)
120,000
100,000
80,000
60,000
40,000
20,000
-
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
Mar 09
Jun 09
Sep-09
Dec-09
Production
Cash Costs

Revenue
Revenue for the quarter increased by 43% to R910 million (R455 million attributable) due to a higher Rand basket price, improved production and positive PGM sales adjustments. (PGM sales are accounted for in the month of delivery to the refineries and adjusted for actual prices at the conclusion of the three-month refining pipeline).

The Kroondal Dollar-denominated basket price improved by 20% to an average of $1,163 per PGM ounce. The strength of the Rand (which appreciated by 6% against the Dollar) resulted in Kroondal's Rand-denominated basket improving by 13% compared to the previous quarter. Pricing stability contributed to positive PGM sales adjustments, which increased to R116 million in Q2 2010 from R58 million in Q1 2010.

Operations
Mining operations stabilised during the quarter following the unprotected industrial action in the previous quarter. On-reef stoping square metres mined increased by 31% and primary development

(at 2,389 metres) increased by 42% during the quarter. Tonnes produced increased by 28% to 1,746,867 tonnes for the quarter.

Processed tonnes increased by 27% to 1,674,260 tonnes with stockpiles at the end of the quarter totalling 129,723 tonnes.

Off-reef mining increased from 2.5% to 5.3% of the on-reef square meters mined due to geological structures, resulting in additional re-development and dilution. As a result, the head grade decreased marginally resulting in an average grade of 2.57g/t for the quarter. Recoveries also marginally decreased, to 78% from 79% due to lower head grade and increased mill throughput.

PGM production increased by 22% to 108,254 PGM ounces (54,127 ounces attributable).

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2009	63,772	32,153	11,808	521	108,254	54,127
Sep 2009	52,287	26,366	9,708	447	88,808	44,404
Jun 2009	62,535	31,158	11,492	535	105,720	52,860
Mar 2009	62,281	30,728	11,411	500	104,920	52,460

Operating cash costs

Cash costs decreased by 13% to R343 per tonne, whilst costs per PGM ounce decreased by 9% to R5,305 as a result of the increase in production.

As a result of increased revenue and lower unit costs, Kroondal's cash margin for the period of 37% was nearly double the 19% achieved in the previous quarter.

Kroondal: Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	5,305	4,344	4,226

Capital expenditure

Capital expenditure for the quarter was R43 million (R398 per PGM ounce). This was all stay-in-business capital, primarily related to the establishment of underground infrastructure. All critical capital expenditure is up to date.

P&SA2 at Marikana

Safety

- The 12-month rolling average DIIR for the quarter improved to 1.08 per 200,000 hours worked from 1.26 in the previous quarter
- Just after the close of the quarter, Marikana achieved twelve months without a fatal accident

Mining

- Production tonnes increased by 14% to 629,391 tonnes, comprising 425,260 tonnes from underground and 204,131 tonnes from open-pit operations
- Head grade increased by 5% to 2.73 g/t

Processing

- Tonnes processed increased by 8% to 599,532 tonnes
- Recoveries increased by 5% to 71%
- PGM production increased by 19% to 37,160 ounces (18,580 PGM ounces attributable)

P&SA2 at Marikana PGM production and Rand cash costs per PGM ounce (100%)



Production (PGM ounce)
Rand cash cost per PGM ounce
50,000
40,000
30,000
20,000
10,000
0
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
Mar 09
Jun 09
Sep-09
Dec-09
Production
Cash Costs

Revenue

Revenue at Marikana increased by 42% to R324 million (R162 million attributable) on the basis of higher production and a stronger basket price.

The Marikana Dollar-denominated basket price averaged $1,173 per PGM ounce, 17% higher than the previous quarter. Rand strength (which appreciated by 6% against the Dollar) resulted in the Marikana Rand-denominated basket improving by 11% compared to the previous quarter. Pricing stability continued to contribute to positive PGM sales adjustments, which increased to R41.5 million in Q2 2010 from R26.7 million in Q1 2010.

Operations
Production improved during the quarter as the operations stabilised following the unprotected industrial action by mining contractor employees during the previous quarter.

Underground production rose by 27% from the previous quarter to 425,260 tonnes. The ratio of mining from underground to opencast has increased from 60% to 68%, as the production build-up at 4 Shaft continues and the opencast mine approaches its end of life. Development activities at 4 Shaft is yielding results, with a commensurate increase in production. Re-commissioning of the western shaft of the Firstplats acquisition (termed M5 shaft) commenced during the quarter, and first production from the mining area is expected during the next quarter. The beneficial access arising from the Firstplats acquisition has yielded significant life of mine capital savings (precluding the use of vertical shafts) and enabled faster mining access to the Marikana ore body adjacent to the acquisition area.

The Pit A opencast area was mined out during the quarter. Opencast mining is now focussed on the ROM and West-West pits. The majority of the oxide material in the West-West pit was mined out during the quarter and the remainder of the mining in the pit will be in un-oxidised material, which should yield higher recoveries. Pre-stripping costs were incurred in the West-West pit during the quarter, which will contribute to lower stripping ratios and mining cost during the next quarter.

Processed tonnes mirrored the mining tonnes and volumes processed, and totalled 599,532 tonnes, 8% up on the previous quarter.

The head grade increased by 5% to 2.73g/t, as development activities at 4 Shaft contributed to a reduction in off-reef mining.

Recoveries were also 5% higher at 71% as a resulting in the change in mining mix, and the higher amount of un-oxidised material arising from the West-West pit.

PGM production for the quarter increased by 19% to 37,160 PGM ounces (18,580 PGM ounces attributable).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2009	22,838	10,470	3,642	209	37,160	18,580
Sep 2009	19,515	8,407	3,100	200	31,222	15,611
Jun 2009	23,155	10,368	4,010	220	37,753	18,877
Mar 2009	23,673	10,908	4,034	236	38,851	19,426

Operating cash costs
Cash costs decreased by 3% to R431 per tonne, while costs per PGM ounce decreased by 12% to R6,954 as a result of improved output from the mining operations.

Gross revenue increased by 42% to R324 million as a result of higher production and the stronger basket price.

As a result, Marikana Mine showed a significantly improved cash margin of 20% for the period.

Marikana: Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	6,954	5,796	5,637

Capital expenditure
Stay-in-business capital expenditure totalled R18.2 million (R492 per PGM ounce), an increase of 18%. This consisted primarily of underground infrastructure establishment. All critical capital expenditure is up to date.

Contractor dispute with Moolman Mining
During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to arbitration. As a result, the original arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

Everest Mine

Safety

- The safety performance at Everest remains positive, achieving a zero 12-month rolling DIIR
- Everest completed 342 days without a lost time injury at the end of the quarter

Operations

Phase 1 of the re-establishment project, involving the excavation of the box cuts, storm water and earth works, the installation of temporary services and an access road was completed by the end of the quarter. Phase 2, which includes the establishment of permanent underground services, the reclamation of infrastructure, equipping of declines and strike sections and there-establishment of stoping sections, has commenced and is proceeding as planned. Permanent surface infrastructure, such as mine services, roads and overland conveyers will also be completed during this phase.

Decline development in the new North boxcut is now 65% complete with belt and surface infrastructure construction progressing as per schedule. The South boxcut was also completed during the quarter and a single decline shaft will be developed to gain access for men and material and for ventilation to the south stoping areas. A steel pre-fabricated tunnel was constructed from the high wall to surface and the boxcut will be completely filled and rehabilitated (a more cost effective and environmentally acceptable solution). The south decline development will commence in the next quarter.

Project execution remains on track for Everest to be in a position to resume milling operations in the latter part of the first quarter of next financial year.

Planning for the construction of the chromite spirals plant was finalised during the quarter, and construction activities will commence during the next quarter. Commissioning of the spirals plant will coincide with the resumption of milling operations at Everest.



Decline Belt installation and steelworks in the North Boxcut



South Decline Boxcut with ARMCO-lined steel sets

Capital Expenditure

The total re-establishment project capital (both Phase 1 and Phase 2 as previously announced) which will put Everest in a position to resume operations amounts to R259 million. Project expenditure is well within budget, at a total of R52.0 million for the quarter, bringing the project expenditure to date to R 66.0 million.

Offtake agreement signed with Glencore for chromite from Everest Plant

An offtake agreement has been signed with Glencore International AG, for the purchase of the chromite produced by the chromite spirals plant currently under construction at Everest. The agreement has been concluded on commercially favourable terms and the revenue from the chromite by-product will contribute to Everest's margins. The chromite plant is anticipated to have annual output of approximately 200,000 tonnes of UG2 chromite (40% Cr_2O_3) at steady state and will commence production in Q3 of calendar year 2011.

MIMOSA INVESTMENTS (Aquarius Platinum - 50%)

Mimosa Platinum Mine

Safety

- The 12-month rolling average DIIR for the quarter improved to 0.14 from the previous quarter of 0.17
- One lost-time injury was recorded during the quarter

Mining

- Underground production decreased by 2% to 528,687 tonnes
- Head grade decreased marginally to 3.58g/t

Processing

- Concentrator plant recoveries decreased to 75.5% from 76.3%
- Total mine production was maintained at to 50,079 PGM ounces (25,039 PGM ounces attributable)
- The surface stockpile decreased to a total 146,051 tonnes at the end of the quarter

Mimosa Mine PGM production and Dollar cash cost per PGM ounce (100%)


Production
(PGM ounces)
$ Cash Cost
(per PGM ounce
60,000
50,000
40,000
30,000
20,000
10,000
-
650
600
550
500
450
400
350
300
250
200
Mar 09
Jun 09
Sep-09
Dec-09
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased by 13% to $910 per PGM ounce, while the average achieved nickel price increased by 21% to $8.27 per pound. Consequently, revenue for the quarter increased to $66 million, with base metals accounting for approximately 26% of revenue. Revenue includes a $12 million positive price adjustment.

The cash margin increased to 45% from 36% in the previous quarter, mainly due to the firming of metal prices and positive price adjustments.

Operations

Mining operations hoisted 528,687 tonnes compared to 539,475 tonnes in the previous quarter. Tonnes milled totalled 576,008 tonnes, with 47,321 tonnes being taken from the stockpile. Surface stockpile totalled 146,051 tonnes at the quarter end.

The average plant grade was consistent at 3.58g/t.

Tonnes processed totalled 576,008 tonnes, comparable to the previous quarter whilst recoveries for decreased to 75.5% from 76.3%.

PGM production during the quarter decreased by 1.47% to 50,079 ounces (25,039 ounces attributable).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2009	25,388	19,237	2,012	3.442	50,079	25,039
Sep 2009	25,691	19,569	2,096	3,473	50,829	25,414
Jun 2009	23,910	17,979	1,851	3,135	46,875	23,437
Mar 2009	23,590	17,905	1,797	2,986	46,278	23,139

Mimosa: Base metals in concentrate produced (tons)

	Mine production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Dec 2009	695	574	19	347.5	287	9.5
Sep 2009	705	572	19	352.5	286.0	9.5
Jun 2009	667	534	18	333.5	267.0	9
Mar 2009	659	545	18	329.5	272.5	9

Operating cash costs

Cash costs per ROM tonne increased by 2% to $50, from $49 while costs per PGM ounce increased by 3% to $578 from $561.

The gross cash margin increased to 45% from 36% in the previous quarter mainly due to rising PGM basket prices. Net of by-products, cash costs were $261 per PGM ounce, compared with $316 per PGM ounce in the previous quarter, primarily due to a rise in the prices of base metals.

Mimosa operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	578	547	261

Update on foreign currency regime in Zimbabwe

Since the introduction of the use of multi currencies in the economy in January 2009, there have not been any changes in the foreign currency environment. The US Dollar and the South African Rand remain the most widely used currencies in the economy. The 2010 Fiscal Budget announced in December 2009 did not make any changes to the foreign currency environment, but unfavourable proposals in respect of royalties and corporate taxes were tabled. Future updates will be given with the financial half-year results on 11 February 2010.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (ACS(SA) - 50%)

Safety
- The DIIR remained at 0

Processing
- Material processed increased by 6% to 73,157 tonnes
- Grade increased by 6% to 2.34g/t
- Recoveries increased by 6% to 38%
- Production increased to 2,087 PGM ounces (1,044 PGM ounces attributable)

CTRP PGM production and Rand cash costs per PGM ounce (100%)


Production
(PGM Ounces)
Rand Cash Cost
(per PGM ounce)
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Mar 09
Jun 09
Sep-09
Dec-09
Production
Cash Costs

Revenue
The achieved mine basket price for the quarter averaged $1,266 per PGM ounce, 18% higher than the previous quarter. The achieved mine Rand-Dollar exchange rate averaged R7.45/$ for the quarter.

Operations
Material processed increased to 73,157 tonnes as planned for the quarter.

The head grade increased slightly to 2.34g/t.

Recoveries increased by 6% to 38%. This resulted in production being up 20% to 2,087 PGM ounces (1,044 PGM ounces attributable).

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	Attributable to Aquarius
Dec 2009	1,267	464	353	4	2,087	1,044
Sep 2009	1,048	381	308	3	1,740	870
Jun 2009	1,024	369	292	4	1,689	845
Mar 2009	966	351	267	3	1,587	794

Operating costs

Cash costs decreased by 15% to R2,875 per PGM ounce mainly as a result of the increased production and the continued attention to efficiencies.

The cash margin for the period was 66%, an increase from 42% in the previous quarter.

CTRP Operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	2,875	1,976	1,909

Platinum Mile Resources (ACS (SA) - 50%)

Safety

- The DIIR was zero for the quarter

Processing

- Tailings processed totalled 1975 million tonnes.
- PGM grade was 0.56 g/t, a decrease of 19% on the previous quarter
- Production was 8,539 PGM ounces (4,269 PGM ounces attributable to Aquarius)

Platinum Mile PGM production and Rand cash costs per PGM ounce (100%)


Production (PGM ounces)
Rand cash cost (per PGM ounce)
10,000
8,000
6,000
4,000
2,000
Mar 09
Jun 09
Sep-09
Dec-09
Production
Cash Costs

Revenue

Revenue increased by 85% to R74 million (R37 million attributable to Aquarius).The achieved mine basket price for the quarter averaged $1,192 per PGM ounce, 19% higher than the previous quarter, and together with improved production results, helped to increase revenue by 85%. The achieved Rand-Dollar exchange rate averaged R7.47/$ for the quarter.

Operations

Production levels increased by 44% during the quarter following the completion of the milling expansion, which is now yielding most of the anticipated benefits. This improved performance was despite the head grade of the tailings processed decreasing to 0.56g/t from 0.69g/t in the previous quarter.

Recoveries increased to 24% compared to 14% in the previous quarter. As a result, production increased by 44% to 8,539 PGM ounces (4,269 ounces attributable to Aquarius).

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	Attributable to Aquarius
Dec 2009	4,953	2,647	769	170	8,539	4,269
Sep 2009	3,440	1,839	534	119	5,932	2,966
Jun 2009	2,598	1,388	403	90	4,479	2,239
Mar 2009	1,617	864	251	56	2,788	1,394

Operating costs

Cash costs decreased by 37% to R1,990 per PGM ounce, largely as a result of improved plant operations and increased production levels.

Platinum Mile operating cash costs per ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	1,990	1,716	Nm

Capital expenditure

No capital expenditure was incurred during the quarter.

Blue Ridge Platinum (Aquarius Platinum - 50%)

Safety

Regrettably a fatal accident occurred underground on 14 December 2009 when Mr Khayalethu Nongqayi, a rock drill operator, was fatally injured in a fall of ground accident. The Board and management of Aquarius Platinum extend their condolences to Mr Khayalethu's family and colleagues.

The 12-month rolling average DIIR for the quarter deteriorated to 1.09 from 0.47 in the previous quarter. 22 lost-time injuries were reported during the quarter. Preventative and remedial actions are being implemented to reverse the negative trend in the safety performance.

Mining

- Underground operations increased production by 15% to 220,726 tonnes
- Head grade deteriorated to 2.40 g/t
- Stockpiles at the end of the quarter totalled 173,688 tonnes

Processing

- Tonnes processed increased by 25% to 336,294 tonnes
- Recoveries increased by 7% to 74%
- PGM production increased by 28% to 18,598 ounces (9,299 ounces attributable to Aquarius)

Revenue

Revenue for the quarter increased 59% to R162 million for the quarter (R81 million attributable to Aquarius) due to increased production and a higher basket price. The achieved mine basket price for the quarter improved by 17% to an average of $1,138 per PGM ounce. The Rand/Dollar average exchange rate for the quarter was R7.48/$.

Operations

The focus remained on primary development to open ore reserves and available panels to increase production to steady state. Primary development matched the previous quarters' results by achieving 2,502 meters for the period with the footwall decline and level development progressing to target. Equipping of the main conveyor decline is due to conclude in the third quarter with installation of all services completed on schedule.

Underground mining progressed well during the quarter with a 15% improvement on the previous quarter in respect of tonnes produced and delivered to the concentrator plant. Tonnes mined increased from 191,968 tonnes to 220,726 tonnes. Stoping teams are being recruited and trained as stoping panels are being made available through the holing of additional raise lines.

The concentrator plant's availability increased quarter on quarter, with downtime mainly due to power interruptions as a result of lightning, redesign and re-engineering of the secondary mill from a grate discharge to an overflow discharge configuration as well as the installation of a new tailings pipeline. Improved process stability and process control resulted in recoveries improved from 65% to 74%. Throughput for this quarter was 336,294 tonnes.

The head grade averaged 2.40g/t for the quarter, a deterioration against the previous quarter, mainly as a result of development dilution and the processing of lower grade development stockpiles.

PGM production was 18,598 PGM ounces (9,299 ounces attributable to Aquarius).

Blue Ridge: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	Attributable to Aquarius
Dec 2009	11,201	5,454	1,762	181	18,598	9,299
Sep 2009	8,598	4,383	1,347	141	14,469	7,235

Operating cash costs

Total operating expenditure during the quarter amounted to R 159 million. Operating expenditure continued to be capitalised during the ramp-up phase but a modest on-mine operating cash margin (before finance costs) of R 1.7 million was achieved. The resultant capitalisation of cost and revenue to the project (including finance costs) amounted to R 59 million for the quarter.

File # 82-5097

CORPORATE MATTERS

Convertible bond offering
During the quarter Aquarius concluded a capital raising of $300 million of unsubordinated, unsecured convertible bonds, due 2015.

The Bonds were issued at 100% of their principal amount and have a coupon of 4.0% per annum, payable semi-annually in arrears. The initial conversion price is $6.773 per share, representing a premium of 22.5% to the volume weighted average price of the Company's common shares on the London Stock Exchange (LSE) between launch and pricing, translated at a GBP-USD exchange rate of 1.653.

The proceeds of the Bonds will be used to fund the early redemption of all of the Company's existing R650 million convertible bonds in accordance with their terms (at an aggregate redemption price of R747.5 million) and for general corporate purposes and business opportunities, including the construction of a chromite recovery plant at Everest.

The Bonds commenced trading on the Exchange's LSE's Professional Securities Market on 21 December 2009.

Cash Balances
Group cash balances increased to $465 million during the quarter following completion of the bond placement.

Subsequent to the end of the quarter, on 18 January 2010, $105 million of this balance was used to retire the Company's existing R650 million convertible bonds in accordance with their terms (at an aggregate redemption price of R747.5 million). Whilst completion of the redemption process occurred on 18 January 2010, the accounting for the early redemption of the company's rand convertible notes inclusive of the borrowing costs and the 15% premium (which will impact the income statement) will be accounted for in the half yearly accounts to 31 December 2009.

Group cash at 31 December 2009 was held as follows:

AQP	$409 million
AQPSA	$ 35 million
ACS(SA)	$ 4 million
Mimosa	$ 5 million
Ridge Mining	$ 12 million
Total	**$465 million***

*Before redemption of Rand convertible bonds

Interim Results
On 11 February 2010, Aquarius Platinum will report unaudited Interim Financial Results for the Half Year to 31 December 2009. Further information concerning the release and conference call hosted by CEO Stuart Murray, will be provided on the website www.aquariusplatinum.com one week before the release.

More information on all corporate matters can be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2009	Previous Quarter Sep 2009	*Change Quarter on Quarter*	Current 6 months Dec 2009	Previous 6 months Dec 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.63	0.66	*5*	0.63	0.77	*18*
Revenue							
Gross Revenue	R'M	910	638	*43*	1 549	841	*84*
PGM basket Price	$/oz	1 163	972	*20*	1 077	1 233	*(13)*
Gross cash margin	%	37	19	*98*	29	(31)	*(195)*
Nickel Price	$/lb	7.95	8.03	*(1)*	7.99	6.76	*18*
Copper Price	$/lb	3.02	2.66	*13*	2.84	2.63	*8*
Ave R/$ rate		7.45	7.89	*(6)*	7.65	8.79	*(13)*
Cash Costs on-mine							
Per ROM ton	R/ton	343	392	*(13)*	365	339	*8*
	$/ton	46	50	*(7)*	48	39	*22*
Per PGM oz (3E+Au)	R/oz	5 305	5 847	*(9)*	5 549	5 203	*7*
	$/oz	712	741	*(4)*	725	592	*23*
Per PGE (5E+Au)	R/oz	4 344	4 783	*(9)*	4 542	4 266	*6*
	$/oz	583	606	*(4)*	594	485	*22*
Capital Expenditure							
Current/Sustaining 100%	R'000s	43 033	29 567	*46*	72 600	154 499	*(53)*
	$'000s	-	3 745	*(100)*	-	17 582	*(100)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1 747	1 366	*28*	3 113	3 483	*(11)*
Open Pit	ROM Ton '000	-	-	-	-	18	*(100)*
Total	ROM Ton '000	1 747	1 366	*28*	3 113	3 501	*(11)*
Surface Stockpiles							
Underground Ore	ROM Ton '000	130	57	*127*	130	151	*(14)*
Open Pit Ore	ROM Ton '000	-	-	-	-	3	*(100)*
Total	ROM Ton '000	130	57	*127*	130	154	*(16)*
Tons Processed							
Underground	ROM Ton '000	1 674	1 324	*27*	2 998	3 237	*(7)*
Open Pit	ROM Ton '000	-	-	-	-	3	*(100)*
Total	ROM Ton '000	1 674	1 324	*27*	2 998	3 241	*(7)*
Grade							
Plant Head	g/t	2.57	2.63	*(2)*	2.60	2.57	*1*
Recoveries	%	78	79	*(1)*	79	78	*1*
PGM Production							
Platinum	Ozs	63 772	52 287	*22*	116 059	125 709	*(8)*
Palladium	Ozs	32 153	26 366	*22*	58 519	61 734	*(5)*
Rhodium	Ozs	11 808	9 708	*22*	21 516	23 009	*(6)*
Gold	Ozs	521	447	*17*	968	987	*(2)*
Total PGM (3E+Au)	Ozs	108 254	88 808	*22*	197 061	211 438	*(7)*
Iridium	Ozs	4 556	3 774	*21*	8 330	8 748	*(5)*
Ruthenium	Ozs	19 409	15 981	*21*	35 390	37 703	*(6)*
Total PGE (5E+Au)	Ozs	132 219	108 563	*22*	240 782	257 889	*(7)*
Base Metals Production							
Nickel	Tonnes	118	98	*21*	216	215	*0*
Copper	Tonnes	51	41	*23*	91	91	*1*
Chromite (000)	Tonnes	63	55	*15*	119	164	*(28)*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2009	Previous Quarter Sep 2009	Change Quarter on Quarter	Current 6 months Dec 2009	Previous 6 months Dec 2008	Change Period on Period
Safety							
DIIR	200,000 man hrs	1.08	1.26	*14*	1.08	0.70	*(54)*
Revenue							
Gross Revenue	RM	324	229	*42*	553	303	*83*
PGM basket Price	$/oz	1 173	999	*17*	1 093	1 198	*(9)*
Gross cash margin	%	20	(8)	*(365)*	9	(89)	*(110)*
Nickel Price	$/lb	7.95	8.03	*(1)*	7.99	6.76	*18*
Copper Price	$/lb	3.02	2.66	*13*	2.84	2.63	*8*
Ave R/$ rate		7.45	7.89	*(6)*	7.65	8.79	*(13)*
Cash Costs on-mine							
Per ROM ton	R/ton	431	442	*(3)*	436	420	*4*
	$/ton	58	56	*3*	57	48	*19*
Per PGM oz (3E+Au)	R/oz	6 954	7 899	*(12)*	7 386	7 038	*5*
	$/oz	933	1 000	*(7)*	965	801	*20*
Per PGE (5E+Au)	R/oz	5 796	6 524	*(11)*	6 130	5 780	*6*
	$/oz	778	826	*(6)*	801	658	*22*
Capital Expenditure							
Current/Sustaining 100%	R'000s	18 264	15 434	*18*	33 698	52 372	*(36)*
	$'000s	2 451	1 955	*25*	4 404	5 960	*(26)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	425.260	336	*27*	761	740	*3*
Open Pit	ROM Ton '000	204.131	216	*(5)*	420	700	*(40)*
Total	ROM Ton '000	629.391	552	*14*	1 181	1 440	*(18)*
Surface Stockpiles							
Underground Ore	ROM Ton '000	23	6	*259*	23	48	*(52)*
Open Pit Ore	ROM Ton '000	15	1	*969*	15	97	*(85)*
Total	ROM Ton '000	38	8	*384*	38	145	*(74)*
Tons Processed							
Underground	ROM Ton '000	409	332	*23*	740	659	*12*
Open Pit	ROM Ton '000	191	226	*(16)*	417	703	*(41)*
Total	ROM Ton '000	600	558	*8*	1 157	1 363	*(15)*
Grade							
Plant Head	g/t	2.73	2.60	*5*	2.67	2.87	*(7)*
Recoveries	%	71	67	*5*	69	64	*8*
PGM Production							
Platinum	Ozs	22 838	19 515	*17*	42 353	50 375	*(16)*
Palladium	Ozs	10 470	8 407	*25*	18 876	22 342	*(16)*
Rhodium	Ozs	3 642	3 100	*17*	6 742	8 123	*(17)*
Gold	Ozs	209	200	*4*	410	494	*(17)*
Total PGM (3E+Au)	Ozs	37 160	31 222	*19*	68 381	81 333	*(16)*
Iridium	Ozs	1 446	1 247	*16*	2 693	3 415	*(21)*
Ruthenium	Ozs	5 981	5 331	*12*	11 312	14 285	*(21)*
Total PGE (5E+Au)	Ozs	44 587	37 801	*18*	82 387	99 034	*(17)*
Base Metals Production							
Nickel	Tonnes	46	42	*10*	89	118	*(25)*
Copper	Tonnes	31	27	*14*	58	61	*(5)*
Chromite (000)	Tonnes (000)	35	37	*(7)*	72	86	*(16)*

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2009	Previous Quarter Sep 2009	*Change Quarter on Quarter*	Current 6 months Dec 2009	Previous 6 months Dec 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.14	0.17	*18*	0.14	0.18	*21*
Revenue							
Gross Revenue	$M	66	44	*(50)*	110	51	*117*
PGM basket Price	$/oz	910	805	*(13)*	859	1,196	*(28)*
Gross cash margin	%	45	36	*(24)*	42	20	*111*
Nickel Price	$/lb	8.27	7	*(21)*	7.59	8.35	*(9)*
Copper Price	$/lb	2.84	2	*(42)*	2.58	3.19	*(19)*
Cash Costs							
Per Rom ton	$/ton	50	49	*(2)*	50	40	*24*
Per PGM ounce 3E+Au	$/oz	578	561	*(3)*	569	469	*21*
(after by-product credit)	$/oz	261	316	*17*	289	163	*78*
Per 6 PGM ounce 5E+Au	$/oz	547	533	*(3)*	540	446	*21*
(after by-product credit)	$/oz	251	305	*18*	278	161	*72*
Capital Expenditure							
Current	$ '000s	4	8	*(49)*	13	9	*33*
Expansion	$ '000s	3	6,745	*(100)*	10	11	*(11)*
Mining							
Underground	RoM ton '000	529	539	*(2)*	1,068	1,068	-
Surface Stock Piles							
Underground	ton '000	146	199	*(27)*	146 05	530	*(72)*
Tonnes Processed							
Milled	ton '000	576	577	*(0)*	1,153	1,014	*14*
Grade							
Plant Head	g/t	3.58	3.59	*(0)*	3.59	3.61	*(1)*
Recoveries	%	75.5	76	*(1)*	75.94	73.70	*3*
PGM Production					-	-	
Platinum	Ozs	25,388	25,691	*(1)*	51,079	44,016	*16*
Palladium	Ozs	19,237	19,569	*(2)*	38,806	33,540	*16*
Rhodium	Ozs	2,012	2,096	*(4)*	4,108	3,523	*17*
Gold	Ozs	3,442	3,473	*(1)*	6,915	5,790	*19*
Total PGM (3E+Au)	Ozs	50,079	50,829	*(1)*	100,907	86,869	*16*
Ruthenium	Ozs	1,827	1,753	*4*	3,578	2,962	*21*
Iridium	Ozs	941	901	*4*	1,841	1,535	*20*
Total PGE (5E+Au)	Ozs	52,847	53,482	*(1)*	106,326	91,367	*16*
Base Metals Production							
Nickel	Tons	695	705	*(1)*	1,400	1,217	*15*
Copper	Tons	574	572	*0*	1,146	995	*15*
Cobalt	Tons	19	19	*(0)*	38	35	*9*

File # 82-5097

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2009	Previous Quarter Sep 2009	*Change Quarter on Quarter*	Current 6 months Dec 2009	Previous 6 months Dec 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	-	-	-	-	-	-
Revenue							
Gross Revenue	R'M	17	10	*72*	28	12	*130*
PGM basket Price	$/oz	1,266	1,074	*18*	1,179	1,530	*(23)*
Gross cash margin	%	66	42	*56*	57	(5)	*(1,239)*
Nickel Price	$/lb	7.95	8.03	*(1)*	7.99	6.76	*18*
Copper Price	$/lb	3.02	2.66	*13*	2.84	2.63	*8*
Ave R/$ rate		7.45	7.89	*(6)*	7.65	8.79	*(13)*
Cash Costs on-mine							
Per ROM ton	R/ton	82	85	*(4)*	84	106	*(21)*
	$/ton	11	11	*2*	11	12	*(9)*
Per PGM oz (3E+Au)	R/oz	2,875	3,380	*(15)*	3,105	3,572	*(13)*
	$/oz	386	428	*(10)*	406	406	*(0)*
Per PGE (5E+Au)	R/oz	1,976	2,293	*(14)*	2,121	2,447	*(13)*
	$/oz	265	290	*(9)*	277	278	*(0)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	-	-	-	-	334	*(100)*
	$'000s	-	-	-	-	38	*(100)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	73	69	*6*	142	120	*18*
Total	ROM Ton '000	73	69	*6*	142	120	*18*
Grade							
Plant Head	g/t	2.34	2.20	*6*	2.28	2.50	*(9)*
Recoveries	%	38	36	*6*	37	39	*(6)*
PGM Production							
Platinum	Ozs	1,267	1,048	*21*	2,315	2,155	*7*
Palladium	Ozs	464	381	*22*	844	792	*7*
Rhodium	Ozs	353	308	*14*	661	592	*12*
Gold	Ozs	4	3	*11*	7	8	*(10)*
Total PGM (3E+Au)	Ozs	2,087	1,740	*20*	3,827	3,548	*8*
Iridium	Ozs	174	149	*17*	324	293	*10*
Ruthenium	Ozs	776	676	*15*	1,452	1,339	*8*
Total PGE (5E+Au)	Ozs	3,037	2,566	*18*	5,603	5,179	*8*
Base Metals Production							
Nickel	Tonnes	2	2	*16*	5	5	*(7)*
Copper	Tonnes	1	1	*17*	3	2	*34*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2009	Previous Quarter Sep 2009	*Change Quarter on Quarter*	Current 6 months Dec 2009	Previous 6 months Dec 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	-	-	-	-	-	-
Revenue							
Gross Revenue	R'M	74	40	*85*	115	74	*55*
PGM basket Price	$/oz	1,192	1,004	*19*	1,166	841	*39*
Gross cash margin	%	42	34	*24*	40	43	*(8)*
Nickel Price	$/lb	7.74	7.92	*(2)*	7.48	5.83	*28*
Copper Price	$/lb	3.17	2.81	*13*	3.10	2.12	*46*
Ave R/$ rate		7.47	7.78	*(4)*	7.48	8.83	*(15)*
Cash Costs on-mine							
Per ROM ton	R/ton	9	9	-	9	7	*29*
	$/ton	1	1	-	1	1	-
Per PGM oz (3E+Au)	R/oz	1,990	3,157	*(37)*	2,490	3,387	*(26)*
	$/oz	266	406	*(34)*	333	384	*(13)*
Per PGE (5E+Au)	R/oz	1,716	2,722	*(37)*	2,108	2,920	*(28)*
	$/oz	230	350	*(34)*	282	331	*(15)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	-		-	-	1,390	*(100)*
	$'000s	-		-	-	158	*(100)*
Expansion 100%	R'000s	-	1,469	*(100)*	1,469	34,731	*(96)*
	$'000s	-	189	*(100)*	1,469	3,936	*(63)*
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm		-
Open Pit	ROM Ton '000	1,975	1,977	*(0)*	3,952	4,574	*(14)*
Total	ROM Ton '000	1,975	1,977	*(0)*	3,952	4,574	*(14)*
Grade							
Plant Head	g/t	0.56	0.69	*(19)*	0.63	0.72	*(13)*
Recoveries	%	24	14	*71*	15	9	*70*
PGM Production							
Platinum	Ozs	4,953	3,440	*44*	8,415	5,269	*60*
Palladium	Ozs	2,647	1,839	*44*	2,389	2,817	*(15)*
Rhodium	Ozs	769	534	*44*	1,252	817	*53*
Gold	Ozs	170	119	*43*	289	183	*58*
Total PGM (3E+Au)	Ozs	8,539	5,932	*44*	12,345	9,086	*36*
Iridium	Ozs	nm	nm	-	nm	nm	-
Ruthenium	Ozs	1,366	949	*44*	2,235	1,453	*54*
Total PGE (5E+Au)	Ozs	9,905	6,881	*44*	14,580	10,539	*38*
Base Metals Production							
Nickel	Tonnes	45	22	*105*	72	54	*33*
Copper	Tonnes	20	10	*100*	33	16	*106*
Chromite (000)	Tonnes (000)	nm	nm	-	nm	nm	-

Statistical Information: Blue Ridge

Data reflects 100% of mine operations	Unit	Current	Previous	Change	Current	Previous	Change
		Quarter Dec 2009	Quarter Sep 2009	Quarter on Quarter	6 months Dec 2009	6 months Dec 2008	Period on Period
Safety							
DIIR	200,000 man hrs	1.09	0.47	(132)	1.09	-	-
Revenue							
Gross Revenue	RM	-	-	-	-		-
PGM basket Price	$/oz	1 138	970	17	1 061	-	-
Gross cash margin	%	-	-	-	-		-
Nickel Price	$/lb	7.95	8.03	(1)	7.99	-	-
Copper Price	$/lb	3.02	2.66	14	2.84	-	-
Ave R/$ rate		7.48	7.83	(4)	7.62	-	-
Cash Costs on-mine							
Per ROM ton	R/ton	-	-	-	-		-
	$/ton	-	-	-	-		-
Per PGM oz (3E+Au)	R/oz	-	-	-	-		-
	$/oz	-	-	-	-		-
Per PGE (5E+Au)	R/oz	-	-	-	-		-
	$/oz	-	-	-	-		-
Capital Expenditure							
Current/Sustaining 100%	R'000s	27 233	26 808	2	54 041	-	-
	$'000s	3 641	3 424	6	3 641	-	-
Expansion 100%	R'000s	59 790	88 851	(33)	148 641	-	-
	$'000s	7 993	12 398	(36)	7 993	-	-
Tons Mined							
Underground	ROM Ton '000	221	192	15	413	-	-
Surface Stockpiles				-			-
Underground	ROM Ton '000	174	280	(38)	174		-
Tons Processed							
Underground	ROM Ton '000	336	269	25	605	-	-
Grade				-			-
Plant Head	g/t	2.40	2.58	(7)	2.48	-	-
Recoveries	%	72	65	11	69	-	-
PGM Production							
Platinum	Ozs	11 201	8 598	30	19 799	-	-
Palladium	Ozs	5 454	4 383	24	9 837	-	-
Rhodium	Ozs	1 762	1 347	31	3 109	-	-
Gold	Ozs	181	141	29	322	-	-
Total PGM (3E+Au)	Ozs	18 598	14 469	29	33 067	-	-
Iridium	Ozs	631	502	26	1 133	-	-
Ruthenium	Ozs	3 006	2 416	24	5 422	-	-
Total PGE (5E+Au)	Ozs	22 235	17 387	28	39 622	-	-
Base Metals Production							-
Nickel	Tonnes	-	-	-	-	-	-
Copper	Tonnes	-	-	-	-	-	-
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Aquarius Platinum Limited

Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Tim Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive (Senior Independent Director)
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Abraham van Ghent	General Manager: Kroondal
Wessel Phumo	General Manager: Marikana
Gabriel de Wet	General Manager: Engineering
Augustine Simbanegavi	General Manager: Everest
Anthony Joubert	General Manager: Blue Ridge

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Resident Director
Fungai Makoni	General Manager Finance & Company Secretary

Platinum Mile Management

Richard Atkinson	Managing Director
Paul Swart	Financial Director

Issued Capital
At 31 December 2009, the Company had on issue: 462,491,685 shares fully paid common shares and 1,628,240 unlisted options.

Substantial Shareholders 31 December 2009	Number of Shares	Percentage
Savannah Consortium	68,658,728	14.85
HSBC Custody Nominees (Australia) Limited	39,410,836	8.52
JP Morgan Nominees Australia Limited	28,149,935	6.09

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089
Convertible Bond ISIN number XS0470482067

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Liberum Capital Limited City Point, 1 Ropemaker Street, London, EC2Y 9HT Telephone: +44 (0) 20 3100 2000 **Bank of America Merrill Lynch** 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0) 8 9488 1400	**Rand Merchant Bank** (A division of FirstRand Bank Limited) 1 Merchant Place Cnr of Rivonia Rd and Fredman Drive, Sandton 2146 Johannesburg South Africa

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

1st Floor, Building 5, Harrowdene Office Park, Western Service Road, Woodmead 2191, South Africa
Postal Address: PO Box 76575, Wendywood, 2144, South Africa.
Telephone: +27 (0)11 656 1140
Facsimile: +27 (0)11 802 0990

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address: PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information please visit www.aquariusplatinum.com or contact:

In Australia
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom and South Africa
Stuart Murray
Hugo Höll
+ 27 (0) 11 656 1140

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) (Pty) Ltd
ACS(SA)	Aquarius Platinum (SA) Corporate Services (Pty) Ltd
BEE	Black Economic Empowerment
BRPM	Blue Ridge Platinum Mine
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling injury frequency rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling injury incidence rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	**formerly** South African Government Department of Minerals and Energy Affairs
DMR	South African Government Department of Mineral Resources and Energy, formerly the DME
Dollar or $	United States Dollar
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Limited
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load haul dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
nm	Not measured
PGE(s) (6E)	Platinum group elements plus gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum group metals plus gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Ridge	Ridge Mining plc
ROM	Run of mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
Tonne	1 Metric tonne (1,000kg)
UG2 Reef	A PGE-bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 1,818 shares issued upon exercise of options; (b) 2,363 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	Transfer to Aquarius of issued common shares in Ridge on the basis of 1 Aquarius share for every 2.75 Ridge shares. The relevant Ridge shares were issued upon exercise of unlisted options as follows: (a) 1,818 at an exercise price of GBP1.14; (b) 2,363 at an exercise price of GBP1.50.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In connection with the scheme of arrangement between Ridge and its shareholders, these shares have been issued upon exercise of unlisted options that were in existence prior to the scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 January 2010

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	462,755,572	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002	Unlisted options expiring 21/11/13
		269,386	Unlisted options expiring 11/06/11
		228,434	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



3 February 2010

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 4,181 fully paid common shares (Shares) upon exercise of 11,500 unlisted Ridge Mining options on the basis of 1 Aquarius share for every 2.75 Ridge share pursuant to the scheme of arrangement that was announced to the ASX on 26 May 2009;

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom:
Stuart Murray
+27 (0) 11 656 1140

In South Africa:
Charmane Russell
+27 (0) 880 3924

File # 82-5097

ASX, LSE & JSE



AQUARIUS PLATINUM LIMITED



10 February 2010

Zimbabwe Update

In respect of the recent media coverage on Zimbabwe's Indigenisation and Economic Empowerment regulations - Statutory Instrument 21 of 2010, Aquarius Platinum Limited confirms the gazetting of these regulations pursuant to section 21 of the Indigisation and Empowerment Act of 2008, in terms of which foreign companies are required to localise or indigenise "51% of their shares or interests therein" within 5 years in all business sectors.

The regulations provide for the gazetting within twelve months of further rules "with respect to each sector and subsector of the economy what lesser share than the minimum indigenisation and empowerment quota shall be the minimum lesser share that indigenous Zimbabweans may hold in a business operating in the sector or subsector in question."

The regulations further provide "what weighting (expressed as a fixed percentage that may be added towards the fulfillment of the minimum indigenisation empowerment quota) to assign to anyone or more" of the "socially and economically desirable objectives in favour of a business operating in a specified sector or subsector of the economy."

The Chamber of Mines of Zimbabwe on behalf of the mining sector currently is in closed discussions with relevant authorities with respect to finalising the indigenisation and empowerment quota for the mining industry.

Aquarius is studying the regulations and its formal response to compliance will be guided by advice from its subsidiary, Mimosa Mining Company (Pvt) Limited. Mimosa is a member of the Chamber of Mines of Zimbabwe.

As further information becomes available shareholders will be kept informed.

For further information please contact:

Aquarius Platinum
In Australia:
Willi Boehm
+61(0) 8 9367 5211

In the United Kingdom and South Africa
Gavin Mackay
gavin.mackay@aquariusplatinum.com
+ 44 7909 547 042

File # 82-5097


AQUARIUS
PLATINUM LIMITED
ASX, LSE & JSE

10 February 2010

Appointment – Mr Gavin Mackay

Aquarius Platinum Limited "Aquarius" is pleased to announce that it has appointed Gavin Mackay as its Business Development and Communications Executive. He joined Aquarius on 1 February 2010 and will be responsible for the Company's business development, investor relations and corporate communications, based out of London.

Mr Mackay moved to Aquarius from Ferrexpo plc, where he has been head of business development and investor relations for the past three years. Prior to that, he worked at JPMorganCazenove in London and JPMorgan in Johannesburg, with his work focused primarily on the mining industry.

Mr Mackay is a South African attorney by training, and has a degree in Economics and English from the University of Cape Town and LLB and LLM (Tax Law) degrees from the University of the Witwatersrand, Johannesburg.

Stuart Murray, CEO of Aquarius, said:

"This appointment underscores our continuing commitment to best practice disclosure and proactive investor relations, and Gavin's experience is well suited to his new role with us. We are very pleased to welcome Gavin to the Aquarius management team."

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Gavin Mackay
+44 (0) 7909 547 042
gavin.mackay@aquariusplatinum.com

File # 82-5097

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2009

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/09	Six months ended 31/12/08

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	48 %	to	206,089
Profit from ordinary activities after tax attributable to shareholders	up	106 %	to	3,871

Dividends	Amount per security	Franked amount per security
Interim dividend	2 ¢	- ¢

Record date for determining entitlements to the dividend	5 March 2010

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 11th February 2010.

Director's Report

Your directors submit their report for the half-year ended 31 December 2009.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley	G Edward Haslam
Stuart A Murray	Tim Freshwater
Sir William Purves	David Dix
Kofi Morna	Zwelakhe Mankazana

Review and Results of Operations

Aquarius' consolidated result for the half year ended 31 December 2009 was a profit of $3.9 million (the "Result") (0.86 cents per share).

The result, which was heavily influenced by exceptional non mining expenditure, was $74 million higher compared with the previous corresponding period (pcp), half year to December 2008. The improved result was despite lower comparative production (due to the temporary closure of the Everest mine in December 2008) reflecting improved and less volatile PGM prices.

The result reflects several exceptional items totalling $28.6 million. These relate inter alia to:

- the impact of notification of early redemption of the Rand convertible notes: net effect a loss of $20.8 million
- $7.8 million increase in Mimosa's deferred tax liability following an increase from 15% to 25% in Zimbabwe's corporate tax rate

Revenue (PGM sales, interest) for the half year to December 2008 was up 48% from $139 million in the pcp to $206 million. Measured on a PGM ounce basis, this represents an increase from $544 per PGM ounce to $1,071 per PGM ounce.

Gross margins recovered due to improved and less volatile PGM prices during the half-year.

Amortisation and depreciation was marginally lower at $20 million from $21 million. Finance costs for the period were $10.6 million.

Income tax expense was higher due to a charge of $7.8 million against Mimosa's deferred tax to account for the increase in Zimbabwean company tax from 15% to 25%.

Group attributable mine production for the half year was 208,857 PGM ounces. This was 51,351 PGM ounces (20%) lower compared with the pcp and primarily by the temporary closure of Everest in December 2008.

	31/12/09	31/12/08
PGM ounces		
Operating mines	*192,323*	*260,208*
Blue Ridge	*16,534**	-
Total	***208,857***	***260,208***
Revenue	206,089	139,178
Cost of sales		
- mining, processing and administration	(142,468)	(176,275)
- depreciation and amortisation	(19,912)	(21,045)
Gross Profit	**43,709**	**(58,142)**
Other Income	510	186
Corporate administration	(8,268)	(4,710)
Foreign exchange gain/(loss)	16,086	(36,299)
Finance costs	(10,644)	(21,590)
Loss arising from notification of early redemption of convertible note	(26,920)	-
Fair value adjustment in derivative liability	6,084	-
Impairment reversal/(losses)	506	(12,582)
Transaction costs on acquisition of Ridge Mining	(4,177)	-
Discount on acquisition of Ridge	4,423	-
Profit Before Income Tax	**21,309**	**(133,137)**
Income Tax Expense	(17,438)	27,165
Net Profit from Ordinary Activities	**3,871**	**(105,972)**
Non-controlling interest	-	35,842
Net Profit attributable to Aquarius shareholders	**3,871**	**(70,130)**

* Capitalised due to the mine being in development phase.

Aquarius' cash balances increased $311 million during the half-year to $465 million following the successful raising of $300 million of unsubordinated, unsecured convertible notes, due in 2015.

On 18 January 2010, Aquarius utilised $105 million from its cash reserves to retire the Company's existing R650 million convertible notes in accordance with their terms (at an aggregate redemption price of R747.5 million). Notification of redemption was given on 21 December 2009 and completion of the redemption process occurred on 18 January 2010. The impact arising from the notification of early redemption of the company's rand convertible notes inclusive of the borrowing costs and the 15% premium was accounted for in the half year accounts to 31 December 2009.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill was enacted during the quarter ended June 2008 just before the dissolution of the previous Zimbabwean parliament. The proposed amendments to the Mines and Minerals Act which applied to foreign controlled mining operations and mandated 51% indigenous ownership were withdrawn in July 2009 by the current Minister of Mines in Zimbabwe to allow for stakeholder consultation. The Minister of Mines had requested input from the industry through the Chamber of Mines.

Subsequent to the end of the half-year, the government of Zimbabwe gazetted the Indigenisation and Economic Empowerment regulations - Statutory Instrument 21 of 2010. The gazetting of these regulations pursuant to section 21 of the Indigisation and Empowerment Act of 2008, requires foreign companies to localise or indigenise "51% of their shares or interests therein" within 5 years in all business sectors.

The regulations provide for the gazetting within twelve months of further rules "with respect to each sector and subsector of the economy what lesser share than the minimum indigenisation and empowerment quota shall be the minimum lesser share that indigenous Zimbabweans may hold in a business operating in the sector or subsector in question."

The regulations further provide "what weighting (expressed as a fixed percentage that may be added towards the fulfilment of the minimum indigenisation empowerment quota) to assign to anyone or more" of the "socially and economically desirable objectives in favour of a business operating in a specified sector or subsector of the economy."

The Chamber of Mines of Zimbabwe on behalf of the mining sector currently is in closed discussions with relevant authorities with respect to finalising the indigenisation and empowerment quota for the mining industry.

The operations and earnings of the Group continue to be affected to varying degrees by fiscal, legislative regulatory and political developments in Zimbabwe.

The Directors have declared an interim dividend of US 2 cents per share (2009: nil) payable on 26 March 2010 to shareholders registered on 5 March 2010, reflecting the company's increased operational cash flow and director's increasing confidence in the improved economic environment.

With the declaration of the interim dividend, the conversion price of existing convertible notes will be adjusted and note holders informed in due course of the revised conversion price.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 11th February 2010 for further information.

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 11th February 2010

Statement of Comprehensive Income

(Half year ended 31 December)

	31/12/09 $US'000	31/12/08 $US'000
Revenue	206,089	139,179
Cost of sales	(162,380)	(197,321)
Gross profit/(loss)	**43,709**	**(58,142)**
Other income	510	186
Administrative and other costs	(8,268)	(4,710)
Foreign exchange gain/(loss)	16,086	(36,299)
Finance costs	(10,644)	(21,590)
Loss arising on notification of redemption of convertible notes	(26,920)	-
Fair value movement in derivative liability	6,084	-
Impairment reversals/(losses)	506	(12,582)
Transaction costs on acquisition of Ridge Mining	(4,177)	-
Discount on acquisition of Ridge Mining	4,423	-
Profit/(loss) before income tax	**21,309**	**(133,137)**
Income tax (expense)/benefit	(17,438)	27,165
Net profit/(loss) for the period	**3,871**	**(105,972)**
Other comprehensive income:		
Foreign currency translation adjustments	11,219	(20,978)
Total other comprehensive income for the period	**11,219**	**(20,978)**
Total comprehensive income/(loss) for the period	**15,090**	**(126,950)**
Profit/(loss) for the period is attributable to:		
Equity holders of Aquarius Platinum Limited	3,871	(70,130)
Non-controlling interest	-	(35,842)
	3,871	**(105,972)**
Total comprehensive income/(loss) for the period is attributable to:		
Equity holders of Aquarius Platinum Limited	15,090	(87,518)
Non-controlling interest	-	(39,432)
	15,090	**(126,950)**

Earnings per share		
Basic Earnings/(loss) per share	0.86 cents	(25.09) cents
Diluted Earnings/(loss) per share	0.86 cents	(25.09) cents

Statement of Financial Position

	As at 31/12/09 $US'000	As at 30/06/09 $US'000	As at 31/12/08 $US'000
Non-current assets			
Receivables	11,907	11,362	11,522
Available for sale investments	2,183	1,917	1,507
Property, plant and equipment	299,616	230,057	195,904
Mining assets	389,120	270,374	260,002
Restricted cash in environmental trusts	12,595	12,008	
Intangible asset and goodwill	76,980	74,167	49,231
Total non-current assets	**792,401**	**599,885**	**518,166**
Current assets			
Cash and cash equivalents	464,576	153,600	86,954
Trade and other receivables	165,661	119,866	71,754
Inventories	50,255	43,652	44,574
Other	-	-	443
Total current assets	**680,492**	**317,118**	**203,725**
Total assets	**1,472,893**	**917,003**	**721,891**
Non-current liabilities			
Payables	5,532	1,555	1,986
Interest bearing loans and borrowings	254,959	70,034	1,933
Deferred tax liabilities	122,309	92,767	47,957
Provisions	70,887	62,963	52,911
Total non-current liabilities	**453,687**	**227,319**	**104,787**
Current liabilities			
Trade and other payables	70,738	68,622	49,552
Derivatives at fair value	-	6,084	-
Interest bearing loans and borrowings	106,693	6,211	176,668
Current tax liabilities	1,008	1	3,035
Provisions	1,086	596	380
Total current liabilities	**179,525**	**81,514**	**229,635**
Total liabilities	**633,212**	**308,833**	**334,422**
NET ASSETS	**839,681**	**608,170**	**387,469**

Statement of Financial Position (continued)

	As at 31/12/09 $US'000	As at 30/06/09 $US'000	As at 31/12/08 $US'000
Shareholders equity			
Issued capital	23,125	20,751	16,355
Shares reserved for share plan	(3,431)	(2,802)	(1,301)
Share premium reserve	978,548	826,779	652,704
Ridge replacement option reserve	206	-	-
Equity benefits reserve	466	466	409
Equity reserve	(361,826)	(361,826)	(358,226)
Convertible note equity component	62,700	-	-
Foreign currency translation reserve	(9,562)	(20,782)	(40,067)
Retained earnings	149,455	145,584	117,595
Equity attributable to members of Aquarius Platinum Limited	**839,681**	**608,170**	**387,469**
Non-controlling interests	-	-	-
TOTAL EQUITY	**839,681**	**608,170**	**387,469**

Statement of Changes in Equity

$US'000	Issued capital	Share premium reserve	Shares reserved for share plan	Equity benefits reserve	Ridge acquisition options reserve	Equity reserve	Convertible note equity component	Foreign currency translation reserve	Retained earnings	Owners of the parent	Non-controlling interest	Total
At 1 July 2009	20,751	826,779	(2,802)	466	-	(361,826)	-	(20,782)	145,584	608,170	-	608,170
Profit for the period	-	-	-	-	-	-	-	-	3,871	3,871	-	3,871
Other comprehensive income	-	-	-	-	-	-	-	11,220	-	11,220	-	11,220
Total comprehensive income for the period	-	-	-	-	-	-	-	11,220	3,871	15,091	-	15,091
Transactions with owners in their capacity as owners:												
Shares issued	2,374	151,769	-	-	-	-	-	-	-	154,143	-	154,143
On market purchase of share plan shares	-	-	(629)	-	-	-	-	-	-	(629)	-	(629)
Replacement options issued to Ridge shareholders	-	-	-	-	5,129	-	-	-	-	5,129	-	5,129
Exercise of Ridge replacement options	-	-	-	-	(4,923)	-	-	-	-	(4,923)	-	(4,923)
Convertible note equity component	-	-	-	-	-	-	62,700	-	-	62,700	-	62,700
At 31 December 2009	23,125	978,548	(3,431)	466	206	(361,826)	62,700	(9,562)	149,455	839,681	-	839,681

Statement of Changes in Equity

$US'000	Issued capital	Share premium reserve	Shares reserved for share plan	Equity benefits reserve	Ridge acquisition options reserve	Equity reserve	Convertible note equity component	Foreign currency translation reserve	Retained earnings	Owners of the parent	Non-controlling interest	Total
At 1 July 2008	13,103	550,860	(1,012)	409	-	(249,298)	-	(22,679)	217,531	508,914	35,600	544,514
Profit for the period									(70,130)	(70,130)	(35,842)	(105,972)
Other comprehensive income	-	-	-	-	-	-	-	(17,388)	-	(17,388)	(3,590)	(20,978)
Total Comprehensive income for the period	-	-	-	-	-	-	-	(17,388)	(70,130)	(87,518)	(39,432)	(126,950)
Transactions with owners in their capacity as owners:												
Acquisition of interest in subsidiary	3,252	101,844	-	-	-	(108,928)	-	-	-	(3,832)	3,832	-
On market purchase of share plan shares	-	-	(289)	-	-	-	-	-	-	(289)	-	(289)
Dividends paid	-	-	-	-	-	-	-	-	(29,806)	(29,806)	-	(29,806)
At 31 December 2008	16,355	652,704	(1,301)	409	-	(358,226)	-	(40,067)	117,595	387,469	-	387,469

File # 82-5097

Consolidated statement of cash flows

(Half year ended 31 December)

	31/12/09 $US'000	31/12/08 $US'000
Cash flows related to operating activities		
Receipts from customers	179,316	243,487
Payments to suppliers and employees	(156,736)	(247,740)
Interest received	4,562	8,468
Interest paid	(4,340)	(18,184)
Other income	534	186
Income taxes paid	(5,685)	(2,097)
Net operating cash flows	**17,651**	**(15,880)**
Cash flows related to investing activities		
Payments for mine development and property, plant and equipment	(43,476)	(24,444)
Acquisition of Ridge Mining net of cash acquired – note 12	13,595	-
Net investing cash flows	**(29,881)**	**(24,444)**
Cash flows related to financing activities		
Proceeds from issues of shares	41,646	-
Purchase of shares reserved for share plan	(302)	(289)
Proceeds from borrowings	293,917	
Repayment of borrowings	(11,581)	-
Loan to associate	(10,808)	-
Dividends paid	-	(26,205)
Dividends paid by subsidiary to minority interests	-	(3,600)
Net financing cash flows	**312,872**	**(30,094)**
Net (decrease)/increase in cash held	**300,642**	**(70,418)**
Cash at beginning of period	153,600	170,956
Net foreign exchange differences	10,334	(13,584)
Cash at end of period	**464,576**	**86,954**

Notes to the consolidated income statement

1. Basis of Preparation and Accounting Policies

This general-purpose condensed financial report for the half-year ended 31 December 2009 has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year condensed financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2009. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2009 in accordance with the group's continuous disclosure obligations.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared under the historical cost accounting convention except for available for sale investments and derivatives that have been measured at fair value.

The half-year financial report has been rounded to the nearest thousand of US dollars unless otherwise stated.

Changes in Accounting Policies

The accounting policies applied by the Group in this consolidated half-year financial report are the same as those applied by the Group in its consolidated financial report for the year ended 30 June 2009.

In the current period, the Group has adopted all new and revised Standards and Interpretations issued by the International Accounting Standards Board that are relevant to its operations and effective for reporting periods beginning on or after 1 July 2009. The adoption of these new and revised Standards and Interpretations has not resulted in any changes to the Groups accounting policies other than:

Reference	Title	Summary and impact on Group financial report
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	IFRS 8 replaced IAS 14 Segment Reporting upon its effective date. IFRS 8 disclosures are shown in note 11, including the related comparative information.
IAS 23 (Revised)	Borrowing Costs and consequential amendments to other International Accounting Standards	The revised IAS 23 requires capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The Group's previous policy was to expense borrowing costs as they were incurred. In accordance with the transitional provision of the amended IAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalised on qualifying assets with a commencement date on or after 1 July 2009.

Reference	Title	Summary and impact on Group financial report
IFRS 7	Financial Instruments: Disclosure	The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognised at fair value. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.
IAS 1 (Revised),	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present one statement.

	31/12/09 $US'000	31/12/08 $US'000

2. Revenue from ordinary activities

	31/12/09 $US'000	31/12/08 $US'000
Sales revenue	179,885	259,801
Movement in fair value of provisional priced sales	21,642	(129,090)
Interest revenue	4,562	8,468
Total revenue	206,089	139,179

3. Cost of sales

	31/12/09 $US'000	31/12/08 $US'000
Amortisation and depreciation	19,912	21,045
Cost of production net of inventory movement	140,855	174,605
Royalties	1,613	1,671
Total cost of sales	162,380	197,321

4. Impairment of assets

	31/12/09 $US'000	31/12/08 $US'000
Impairment of Everest mining assets	-	10,082
Impairment of available for sale investments	-	2,500
Total impairment of assets	-	12,582

5. Details of individual and total dividends and dividend payments
Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	-	- ¢	- ¢
	Previous period	-	- ¢	- ¢
Interim dividend:	Current period	9,250	2 ¢	- ¢
	Previous period	-	- ¢	- ¢

The proposed interim dividend for the current period of 2 cents per share has not been provided for in the Balance Sheet in accordance with International Financial Reporting Standards. The company does not have a dividend reinvestment plan.

6. Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/09 $US'000	**31/12/08 $US'000**
Net Profit/(loss):	3,871	(105,972)
Adjustments:		
Net (profit)/loss attributable to outside equity interest	-	35,842
Earnings/(losses) used in calculating basic and diluted earnings per share	**3,871**	**(70,130)**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	450,675,277	279,486,597
Effect of dilutive securities:		
Convertible notes	-	-
Share options	730,273	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	451,405,550	279,486,597

7. Subsequent Events

On 18 January 2010 the Company redeemed in full 65,000 floating rate senior secured convertible bonds through the payment of a principal amount of R10,000 per bond accompanied by an Initial Optional Redemption amount of R1,500 per bond. The total convertible bond redemption payment was R747,500,000.

On 9 February 2010 a dividend of 2 cents per ordinary share was declared. The record date to determine entitlement to the dividend is 5 March 2010 and the dividend will be paid on 26 March 2008.

8. Contingency: Moolman Mining Dispute

During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to arbitration. As a result, the original arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made by an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

9. Commitments

In February 2009, the Company and AQPSA entered into various agreements with First Platinum (Pty) Ltd. pursuant to which AQPSA will acquire from First Plats a prospecting and mining business for platinum group metals in the Salene Mining Area and the First Plats Mining Area. The consideration for the acquisition is 2,732,000 AQP Common Shares. The sale of the business is subject to the approval by the Minister of the State Department of Minerals and Energy to transfer the ownership of the relevant mining licences to AQPSA which as per the terms of the agreement, must take place within 18 months from 5 February 2009.

10. Convertible Note

During December 2009, Aquarius concluded a capital raising of $300 million of unsubordinated, unsecured convertible notes, due in 2015.

The Bonds were issued at 100% of their principal amount and have a coupon of 4.0% per annum, payable semi-annually in arrears. The conversion price is $6.773 per share. Other terms include a maturity date of 18 December 2015 and the notes are callable from 8 January 2013 subject to a 130% provisional call hurdle. With the declaration of the interim dividend, the conversion price of existing convertible notes will be adjusted and note holders informed in due course of the revised conversion price.

Part proceeds of the Bonds have been used to fund the early redemption of all of the Company's existing R650 million convertible bonds in accordance with their terms (at an aggregate redemption price of R747.5 million). This occurred on 18 January 2010. The balance of the funds raised will be used for general corporate purposes and business opportunities and the construction of a chromite recovery plant at Everest.

The Bonds commenced trading on the Exchange's LSE's Professional Securities Market on 21 December 2009.

11. Segment reporting

31 December 2009	Kroondal	Marikana	Everest	Mimosa	Plat Mile	CTRP	Blue Ridge	Corporate/ unallocated	Total
Revenue	101,572	36,354	3	55,093	7,444	2,140	-	3,483	206,089
Cost of sales									
- mining, processing and administration	(71,218)	(32,956)	(3,389)	(28,946)	(4,553)	(1,406)	-	-	(142,468)
- depreciation and amortisation	(9,721)	(5,018)	0	(2,675)	(2,325)	(117)	-	(56)	(19,912)
Gross profit/(loss)	**20,633**	**(1,620)**	**(3,386)**	**23,472**	**566**	**617**	**-**	**3,427**	**43,709**
Other Income	-	-	-	-	-	68	-	442	510
Corporate administration	-	-	-	-	-	-	-	(8,268)	(8,268)
Foreign exchange gain/(loss)	(591)	(1,002)	(9)	(808)	1	-	-	18,495	16,086
Finance costs	-	-	-	-	-	-	-	(10,644)	(10,644)
Loss arising on notification of early redemption of convertible note	-	-	-	-	-	-	-	(26,920)	(26,920)
Fair value adjustment in derivative	-	-	-	-	-	-	-	6,084	6,084
Impairment reversal/(losses)	-	-	-	506	-	-	-	-	506
Transaction costs on acquisition of Ridge Mining	-	-	-	-	-	-	-	(4,177)	(4,177)
Discount on acquisition of Ridge Mining	-	-	-	-	-	-	-	4,423	4,423
Profit/(loss) before income Tax	20,042	(2,622)	(3,395)	23,170	567	685	-	(17,138)	21,309
Income Tax Expense	-	-	-	-	-	-	-	(17,438)	(17,438)
Net profit/(loss) from ordinary activities	**20,042**	**(2,622)**	**(3,395)**	**23,170**	**567**	**685**	**-**	**(34,576)**	**3,871**
Segment assets	240,314	171,894	127,211	180,056	98,089	5,845	142,900	506,584	1,472,893
Capital Expenditure	4,646	1,193	7,823	5,216	1,526	-	23,072	-	43,476
Segment liabilities	83,149	67,432	7,677	32,505	29,148	2,408	47,761	363,132	633,212

11. Segment reporting

31 December 2008	Kroondal	Marikana	Everest	Mimosa	Plat Mile	CTRP	Corporate/ unallocated	Total
Revenue	53,821	19,202	29,466	25,915	3,783	1,219	5,773	139,179
Cost of sales								
- mining, processing and administration	(63,716)	(33,075)	(55,875)	(19,527)	(2,119)	(1,965)	-	(176,277)
- depreciation and amortisation	(8,076)	(6,588)	(3,645)	(2,282)	(290)	(101)	(62)	(21,044)
Gross profit/(loss)	**(17,971)**	**(20,461)**	**(30,055)**	**4,107**	**1,374**	**(847)**	**5,711**	**(58,142)**
Other Income	-	-	-	15	70	(91)	192	186
Corporate administration	-	-	-	-	-	-	(4,710)	(4,710)
Foreign exchange gain/(loss)	(14,209)	2,459	(6,245)	(9,210)	-	-	(9,094)	(36,299)
Finance costs	-	-	-	-	-	-	(21,590)	(21,590)
Impairment of mining assets	-	-	(10,082)	(2,500)	-	-	-	(12,582)
Profit/(loss) before income tax	(32,180)	(18,002)	(46,382)	(7,588)	1,444	(938)	(29,491)	(133,137)
Income Tax Expense	-	-	-	-	-	-	27,165	27,165
Net Profit/(loss) from ordinary activities	**(32,180)**	**(18,002)**	**(46,382)**	**(7,588)**	**1,444**	**(938)**	**(2,326)**	**(105,973)**
Minority interest	-	-	-	-	-	-	35,842	35,842
Net Profit/(loss) after tax and OEI	**(32,180)**	**(18,002)**	**(46,382)**	**(7,588)**	**1,444**	**(938)**	**33,510**	**(70,130)**
Segment assets	175,285	126,547	90,243	184,635	61,480	4,617	79,084	721,891
Capital Expenditure	6,371	2,272	4,409	11,392	-	-	-	24,444
Segment liabilities	52,344	50,105	16,619	19,995	5,883	5,224	184,252	334,422

Operating Segments

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and in determining the allocation of resources.

Each individual mine and tailings retreatment operation is treated as a separate operating unit for internal reporting purposes. Discrete financial information about each of these operating units is reported to the executive management team on a monthly basis. The Corporate operating unit holds assets and liabilities not specifically related to a single operating unit.

The operations of Kroondal, Marikana, Everest, Blue Ridge and Mimosa mine, process and sell concentrate containing platinum group metals. The operations of CTRP and Plat Mile operate as tailings retreatment facilities from which they produce and sell a concentrate containing platinum group metals.

The majority of sales of concentrate are to two specific South African based customers being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited. The operations of Kroondal, Marikana, Everest, Blue Ridge, CTRP and Plat Mile are based in South Africa. The operations of Mimosa are based in Zimbabwe.

Accounting policies and inter-segment transactions
The accounting policies used by the Group in reporting segments internally are the same as those contained in note 1 to the accounts and in the prior period:

Corporate charges comprise non-segmental expenses such as head office expenses and interest. Corporate charges are not allocated to business segments

Zimbabwe operations
In Zimbabwe, the Indigenisation and Economic Empowerment Bill was enacted during the quarter ended June 2008 just before the dissolution of the previous Zimbabwean parliament. The proposed amendments to the Mines and Minerals Act which applied to foreign controlled mining operations and mandated 51% indigenous ownership were withdrawn in July 2009 by the current Minister of Mines in Zimbabwe to allow for stakeholder consultation. The Minister of Mines has requested input from the industry through the Chamber of Mines.

Subsequent to the end of the half-year, the government of Zimbabwe gazetted the Indigenisation and Economic Empowerment regulations - Statutory Instrument 21 of 2010. The gazetting of these regulations pursuant to section 21 of the Indigisation and Empowerment Act of 2008, requires foreign companies to localise or indigenise "51% of their shares or interests therein" within 5 years in all business sectors.

The regulations provide for the gazetting within twelve months of further rules "with respect to each sector and subsector of the economy what lesser share than the minimum indigenisation and empowerment quota shall be the minimum lesser share that indigenous Zimbabweans may hold in a business operating in the sector or subsector in question."

The regulations further provide "what weighting (expressed as a fixed percentage that may be added towards the fulfilment of the minimum indigenisation empowerment quota) to assign to anyone or more" of the "socially and economically desirable objectives in favour of a business operating in a specified sector or subsector of the economy."

The Chamber of Mines of Zimbabwe on behalf of the mining sector currently is in closed discussions with relevant authorities with respect to finalising the indigenisation and empowerment quota for the mining industry.

The operations and earnings of the Group continue to be affected to varying degrees by fiscal, legislative regulatory and political developments in Zimbabwe.

Details of associates and joint venture entities
The Group has interests in the following associates or joint venture entities:

Name of entity	Percentage of ownership interest held at end of period	
	31/12/09	**31/12/08**
Mimosa Investments Limited	50%	50%
Chrome Tailings Retreatment Project	50%	50%
Kroondal and Marikana Mines	50%	50%
Platinum Mile Resources (Pty) Ltd	50%	50%
Blue Ridge Platinum (Pty) Ltd	39%	-%
Watervale Platinum Mines (Pty) Ltd Ltd	47%	100%

12. Business Combination Note

Acquisition of Ridge Mining plc

On 6 July 2009, pursuant to a Scheme of Arrangement, Aquarius Platinum Limited (Aquarius) acquired 100% of the voting shares of Ridge Mining plc (Ridge), a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine has recently entered production and will further diversify Aquarius' portfolio, increase its resource base, add new production ounces and longevity to its production profile and add significant optionality with the new Sheba's Ridge project.

Ridge is a platinum group metal explorer and developer with two key projects in the eastern limb of South Africa's Bushveld Complex, the 50% owned Blue Ridge Mine which is in production ramp up and shipped its first concentrate in April 2009, and the 39% owned Sheba's Ridge project which is under feasibility study.

The total cost of the business combination was US$112,703,640 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,477,945 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009. The ordinary shares have a total fair value of GBP 65,884,596 or USD 107,574,392. Aquarius granted 14,089,324 replacement options over ordinary shares to cover the outstanding Ridge employee share options, shareholder warrants, and options granted to joint venture partners. The replacement options have a total fair value of GBP 3,141,440 or USD 5,129,248, based on a binomial option valuation in accordance with IFRS as at 6 July 2009.

The initial accounting for the acquisition of Ridge can be determined only provisionally at 31 December 2009 as Aquarius is still undertaking an assessment of the fair values of the assets, liabilities and contingent liabilities of Ridge. This will be completed within twelve months of acquisition date.

The provisional fair value of the identifiable assets and liabilities of Ridge as at the date of acquisition were:

	Consolidated	
	Recognised on acquisition US$'000	Carrying value US$'000
Cash and cash equivalents	13,595	13,595
Receivables	12,511	23,731
Inventory	5,285	4,175
Property, plant and equipment	32,793	32,667
Mining assets	110,706	104,104
	174,890	178,272
Trade and other payables	(10,606)	(10,606)
Current tax liabilities	(1,628)	(1,628)
Provisions	(1,300)	(1,300)
Interest bearing loans and borrowings	(36,728)	(36,728)
Deferred tax liabilities	(7,502)	(5,844)
	(57,764)	(56,106)
Fair value of identifiable net assets	117,126	
Discount arising on acquisition	(4,422)	
	112,704	
Cost of the combination:		
Shares issued, at fair value	107,575	
Replacement options granted, at fair value	5,129	
Total cost of the combination	112,704	
The cash inflow on acquisition is as follows:		
Net cash acquired with the subsidiary	13,595	
Net consolidated cash inflow	13,595	

The fair value of receivables acquired included US$8,995,125 relating to fair value of joint venture partner receivables which are non-interest bearing and have been discounted from a gross contractual receivable at acquisition date of US$20,214,683. The gross contractual amount of cash flows are expected to be received in full.

Direct costs of $4,177,000 relating to the acquisition have been recognised in the profit and loss for the half year ended 31 December 2009.

A discount on acquisition has been recorded as the provisional value of the net assets acquired was greater than the fair value of the consideration given at the date control was obtained.

From the date of acquisition, the Ridge Group has contributed US$ Nil to the revenue of Aquarius as the Blue Ridge Mine is still in capital phase and US$4,320,790 to the net loss of Aquarius for the half year ended 31 December 2009. This is offset by the discount on acquisition recorded of $4,422,778.

13. Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security (cents)
Ordinary securities	462,491,685	462,491,685		
Changes during current period:				
Increases through issues	11,972,723	11,972,723	GBP0.70	-
	639,998	639,998	GBP0.40	
	221,819	221,819	GBP0.515	
	54,545	54,545	GBP1.035	
	33,477,945	33,477,945	GBP1.97	
	610,000	610,000	GBP2.22	
Increases through option conversions	461,106	461,106	GBP0.85	-
	38,869	38,869	GBP0.97	
Decreases through returns of capital, buybacks, redemptions				-
Options (*description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted employee options each convertible for one ordinary share				
Employee options	1,065,274			
Changes during current period:				
Issued during current period				
- Employee options	-	-	-	-
Exercised during current period	461,106	461,106	GBP0.85	
	38,869	38,869	GBP0.97	
Expired during current period	-	-	-	-

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2009 and the performance of the consolidated entity for the half-year ended on that date; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 11th February 2010

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

Report on the Condensed Half-Year Financial Report of Aquarius Platinum Ltd

We have reviewed the accompanying 31 December 2009 financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, which comprises the consolidated statement of financial position as at 31 December 2009, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration, but excludes the following sections:

- Results for Announcement to the Market
- Directors' Report

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with International Accounting Standards and the ASX Listing Rules as they relate to the Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the Australian Auditing Standard on review engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report does not present fairly the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complies with International Accounting Standard 34 Interim Financial Reporting and the ASX Listing Rules as they relate to the Appendix 4D. As the auditor of Aquarius Platinum Ltd and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standard and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the international professional ethical pronouncements.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not:

(a) present fairly the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date;

(b) comply with International Accounting Standard 34 *Interim Financial Reporting*; and

(c) comply with the ASX Listing Rules as they relate to the Appendix 4D.



Ernst & Young



P McIver
Partner
Perth
11 February 2010



AQUARIUS
PLATINUM LIMITED

File # 82-5097

Aquarius Platinum
2010 Half Year Financial Results - December 2009

Key Points: Operational

- Attributable production for the first half of the 2010 financial year was 208,857 PGM ounces, 7% higher than the previous 6 months to June 2009, though 20% lower compared to the 6 months to December 2008, due largely to the temporary closure of Everest
- Group Cash costs for the first half 2009 increased by 7% compared to first half 2008 to $682 per PGM ounce from $639 per ounce, reflecting lower production and a stronger Rand

Key Points: Financial

- Average basket prices increased by 25% to $1,026 per PGM ounce compared to the six months ended June 2009
- Revenues increased by 48% to $206.1 million despite lower production as a result of higher PGM prices
- Net profit of $3.9 million (US 0.86 cents per share), impacted by a number of one-off charges including $20.8 million relating to early redemption of convertible notes and $7.8 million relating to a Zimbabwean deferred tax liability recalculation due to the change in corporate tax rate
- Successfully raised $300m through a convertible bond issue, strengthening the balance sheet
- Consolidated cash balances at period end of $464.6 million
- Interim dividend of US 2.0 cents per share declared

Key Points: Strategic

- Integration and production ramp-up at Blue Ridge progressing well
- Everest re-establishment project initiated and progressing well
- Mimosa and Platinum Mile expansions completed

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said:

"The improvement in the Dollar basket price during the first six months of the 2010 financial year has enabled Aquarius to return to profitability despite a strong Rand and the lower production caused principally by the unprotected industrial action at Kroondal and Marikana in the first quarter. Aquarius staff have worked hard to successfully control costs and mitigate production loss. I am pleased with the progress made with the ramp-up at Blue Ridge, the re-establishment project at Everest and the outcome of the Mimosa expansion.

With the improved outlook in terms of revenue per ounce, the second half financial results should be an improvement on the first half. The belief in improved times ahead has enabled the company to resume the payment of dividends."

Aquarius Half Year Group Attributable Production



Temporary Cessation of operations at Everest
300,000
250,000
200,000
150,000
100,000
50,000
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Kroondal
Marikana
Mimosa
CTRP
Platinum Mile
Ridge Mine
Everest

Production

Total on mine PGM production for the period was 417,714 PGM ounces. This represents a 2% increase compared to the six months ended June 2009, and an 8% decrease (due to the temporary closure of Everest) when compared to the December 2008 period. Production attributable to Aquarius was up 7% to 208,857 PGM ounces for the half year ended December 2009 when compared to the six months ended June 2009, though 20% lower compared to the previous corresponding period (pcp). This decrease was due to the temporary closure of the Everest Mine on 7 December 2008.

Production by Mine and Attributable to Aquarius

PGMs (4E)	Mine		Attributable to Aquarius	
	Half Year ended Dec 2009	Half Year ended Dec 2008	Half Year ended Dec 2009	Half Year ended Dec 2008
Kroondal	197,061	211,438	98,530	105,720
Marikana	68,381	81,333	34,190	40,667
Everest	-	64,068	-	64,068
Mimosa	100,907	86,870	50,454	43,435
CTRP	3,827	3,548	1,913	1,774
Platinum Mile	14,471	9,088	7,236	4,544
Blue Ridge	33,067	-	16,534	-
Total	**417,714**	**456,345**	**208,857**	**260,208**

The period under review was impacted by the suspension of operations at Everest as well as the unprotected industrial action that took place at Kroondal and Marikana in September 2009. These factors resulted in a decrease in production compared to the first half of the 2009 financial year. However growth is being maintained as shown in the following graph as a result of the Mimosa expansion, Platinum Mile expansion and the Blue Ridge acquisition; and the negative impact shown is of a temporary nature and will not detract from the longer term AQPSA profile.


300,000
250,000
200,000
150,000
100,000
50,000
0
AQP Attributable Production (4E PGM oz)
Unprotected
Industrial Action
Everest
Suspension
Mimosa
Expansion
Plat Mile
Expansion
Blue Ridge
Acquisition
1H 2009
Kroondal
Marikana
Everest
Mimosa
CTRP
PMR
Blue Ridge
1H 2010

Foreign Exchange

The Rand continued to strengthen over the 6 months to December 2009 moving from an average of 8.79 in the period to December 2008 to a period average of 7.65. The Rand closed the half year at R7.39 to the US Dollar.

Rand Dollar Exchange Rate


11.00
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09

Platinum Group Metal Prices

US Dollar PGM prices continued to reflect an improving fundamental market demand and significant interest in Exchange Traded Funds (ETF) continues to drive platinum and palladium prices. The US-based platinum and palladium ETFs commenced trading on 8 January 2010 on the NYSE Arca exchange, the same day that the Julius Baer Swiss-based physically-backed ETFs also commenced trading. These are the first physically-backed ETFs for the metals in the US and are expected to further increase investor interest in PGMs.

With prices rising across all PGM metals, palladium and rhodium recorded the largest price increases, at 58% and 72% respectively. Platinum closed the period 24% higher at $1,461 per ounce, rhodium 72% higher at $2,500 per ounce, palladium 58% higher at $393 per ounce, and gold 18% higher at $1,105 per ounce.

Individual PGM Prices December 2008 – 2009 (Dollar and Rand per PGM ounce)



Pt, Pd & Au ($/oz)
Rh ($/oz)
1,600
1,400
1,200
1,000
800
600
400
200
0
3,000
2,500
2,000
1,500
1,000
500
0
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Platinum
Palladium
Gold
Rhodium

The Rand continued to strengthen against a weak US Dollar during the half year but stabilised towards the end of the period. This stability, linked with continued strength in Dollar prices reflected in strong improvement in Rand prices towards the end of the period. South African operations averaged $1,086 per PGM ounce (equivalent to R8,309 per PGM ounce) and closed the period at R9,136 per PGM ounce. In Zimbabwe, the average achieved basket price for the first half of the financial year was $859 per ounce. This resulted in a group basket price equivalent of $1,026 per PGM ounce, up 25% from the six months ended June 2009.

PGM Basket Prices December 2008 – 2009 (Dollar and Rand per PGM ounce)



$/oz
R/oz
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
10,000
9,500
9,000
8,500
8,000
7,500
7,000
6,500
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

Financial results: Half Year to 31 December 2009

Aquarius showed a significant financial improvement on the previous corresponding period, moving from a $70.1 million loss to a profit of $3.8 million (0.86 cents per share) for the half year ended 31 December 2009 (the "Result"), a $74 million turnaround.

This improvement was evident in a $129 million increase in mine EBITDA, moving it from a negative of $72.8 million in the pcp to a positive of $56.7 million in the current period. The improved result was despite lower comparative production (due to the temporary closure of the Everest mine in December 2008) and reflects improved and less volatile PGM prices.

The Directors have declared an interim dividend of US 2 cents per share (2009: nil) payable on 26 March 2010 to shareholders registered on 5 March 2010, reflecting the company's improved operational cash flow and the Directors' increasing confidence in the improved economic environment.

The Result was heavily influenced by exceptional non mining expenditure, primarily related to:

- the early redemption of the Rand convertible notes resulting in net costs of $20.8 million; and
- a $7.8 million increase in Mimosa's deferred tax liability following an increase from 15% to 25% in Zimbabwe's corporate tax rate.

Group Financials by Operation (attributable to Aquarius)

$ million	Kroondal	Marikana	Everest	Mimosa	CTRP	PMR	Blue Ridge	Corporate	Total
PGM ounces (4E) (attributable)	98,530	34,190	-	50,454	1,913	7,236	16,534	-	208,857
Revenue	101.6	36.4		55.1	2.1	7.4		3.5	206.1
Cost of sales									
On mine cash costs	(71.2)	(33.0)	(3.4)	(28.9)	(1.4)	(4.6)			(142.5)
Depreciation & amortisation	(9.7)	(5.0)		(2.7)	(0.1)	(2.3)		(0.1)	(19.9)
Gross profit	20.7	(1.6)	(3.4)	23.5	0.6	0.5		3.4	43.7
Other Income								0.4	0.4
Corporate admin & other costs								(8.2)	(8.2)
Foreign currency gain/(loss)	(0.6)	(1.0)		(0.8)				18.5	16.1
Finance charges								(10.6)	(10.6)
Early redemption of con note								(20.8)	(20.8)
Ridge acquisition costs (net)								0.2	0.2
Reversal/(Impairment) of assets				0.5				-	0.5
Profit/(loss) before tax	20.1	(2.6)	(3.4)	23.2	0.6	0.5		(17.2)	21.3
Tax benefit/(expense)									(17.4)
Profit/(loss) after tax									3.9

On an adjusted basis for one-offs, the net profit for the period is estimated at $32.5 million (as outlined in the table below).

	Net profit Half year 31 Dec 2009	Add back costs associated with:		**Adjusted Net profit Half year 31 Dec 2009**
		Early redemption of Rand convertible notes	Increase in Zimbabwe's corporate tax rate	
Revenue	$206.1m	-	-	**$206.1m**
Mine EBITDA	$56.7m	-	-	**$56.7m**
Operating expenses	($14.6m)	-	-	**($14.6m)**
Early redemption of Rand convertible notes	($20.8 m)	$20.8 m	-	-
Profit before tax	$21.3m	$20.8m	-	**$42.1m**
Income tax expense	($17.4m)	-	$7.8 m	**($9.6m)**
Net profit after tax	$3.9 m	$20.8 m	$7.8 m	**$32.5m**

Revenue (PGM sales and interest) for the half year to December 2008 was up 48% from $139 million in the pcp to $206 million. Measured on a PGM ounce basis, this represents an increase from $535 per PGM ounce to $1,071 per PGM ounce.

Gross margins recovered following improved and less volatile PGM prices during the half year.

Total cash cost of production was $142.5 million, up 10% per PGM ounce in Dollar terms, partially influenced by Rand strength. Amortisation and depreciation were marginally lower at $20 million from $21 million reflecting lower production. Finance costs for the period of $10.6 million includes interest on convertible notes and bank borrowings at Mimosa level and a non cash element of $2.7 million relating to the net present value adjustments to the Marikana and Kroondal rehabilitation provisions.

Income tax expense was higher due to a $7.8 million increase in Mimosa's deferred tax liability following an increase from 15% to 25% in Zimbabwe's corporate tax rate

Net operating cash generated showed a $33.5 million improvement, bringing net operating cash inflow to a positive $17.7 million for the period despite lower comparable production. Following the successful raising of $300 million of unsubordinated, unsecured convertible notes Aquarius' cash balances increased $378 million from the pcp to $465 million.

On 18 January 2010, Aquarius utilised approximately $106 million from its cash reserves to retire the Company's existing R650 million convertible notes in accordance with their terms (at an aggregate redemption price of R747.5 million). Notification of redemption was given on 21 December 2009 and completion of the redemption process occurred on 18 January 2010. The impact arising from the notification of early redemption of the company's rand convertible notes inclusive of the borrowing costs and the 15% premium was accounted for in the consolidated income statement for the period under review.

Acquisition of Ridge Mining plc

On 6 July 2009, pursuant to a Scheme of Arrangement, Aquarius acquired 100% of the voting shares of Ridge, a company registered and headquartered in England and publicly listed on the AIM market of the London Stock Exchange.

Ridge's Blue Ridge Mine is in commissioning and ramp-up and will further diversify Aquarius' portfolio, increase its resource base, and add new production ounces and longevity to its production profile. The acquisition will also add significant optionality with the new Sheba's Ridge project.

The total cost of the business combination was US$112,703,640 and comprised the issue of equity instruments – both ordinary shares and options over ordinary shares. Aquarius issued 33,477,945 ordinary shares with a fair value of GBP 1.968 each, based on the quoted price of the shares of Aquarius on 6 July 2009.

Convertible Notes
In December 2009, Aquarius concluded a capital raising of $300 million of unsubordinated, unsecured convertible bonds, due 2015.

The Bonds were issued at 100% of their principal amount and have a coupon of 4.0% per annum, payable semi-annually in arrears. The initial conversion price is $6.773 per share, representing a premium of 22.5% to the volume weighted average price of the Company's common shares on the London Stock Exchange (LSE) between launch and pricing, translated at a GBP-USD exchange rate of 1.653. With the declaration of the interim dividend the conversion price will be adjusted and bondholders informed in due course of the revised conversion price.

Part of the proceeds of the Bonds have been used to fund the early redemption of all of the Company's existing R650 million convertible bonds in accordance with their terms (at an aggregate redemption price of R747.5 million) with the balance for general corporate purposes and business opportunities.

The Bonds commenced trading on the Exchange's LSE's Professional Securities Market on 21 December 2009.

Financials

Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2009
$'000

	Note:	Half Year Ended		Year Ended
		31/12/09	**31/12/08**	**30/6/09**
Production				
Everest mine		-	64,068	*64,068*
All other mines		**192,323**	196,140	*391,607*
Attributable Production (PGM Ounces) *(before Blue Ridge production of 16,534 ozs)*		**192,323***	**260,208**	***455,675***
Revenue	*(i)*	**206,089**	139,179	310,556
Cost of sales (including D&A)	*(ii)*	**(162,380)**	(197,321)	(334,327)
Gross profit/(loss)		**43,709**	**(58,142)**	**(23,771)**
Other income		**510**	186	1,815
Corporate Admin & other costs	*(iii)*	**(8,268)**	(4,710)	(9,919)
Finance costs	*(iv)*	**(10,644)**	(21,590)	(35,968)
Loss arising on notification of redemption of convertible notes		**(20,836)**	-	-
Foreign exchange gains/(losses)	*(v)*	**16,086**	(36,299)	(20,328)
Transaction and acquisition costs associated with Ridge Mining	*(vi)*	**246**	-	-
Fair value movement in derivative		-	-	3,829
Reversal/(Impairment) of assets	*(vii)*	**506**	(12,582)	(13,050)
Profit/(loss) before tax		**21,309**	**(133,137)**	**(97,392)**
Income tax credit (expense)	*(viii)*	**(17,438)**	27,165	15,808
Profit/(loss) after tax		**3,871**	**(105,972)**	**(81,584)**
Minority interest	*(ix)*	-	35,842	35,842
Net profit/(loss)		**3,871**	**(70,130)**	**(45,742)**
Earnings per share (basic - cents)		**0.86**	(25.09)	(13.30)

Notes on the Consolidated Income Statement

(i) Revenue is higher compared to December 2008 despite lower PGM ounces produced, due to improved metal prices and a less volatile price environment.

(ii) The 11.3% increase in cost of sales on a unit cost basis reflects Rand strength, the impact of inflation on mine cash costs, and includes depreciation and amortisation of $19.9 million.

(iii) Relates to administration costs of the Aquarius Group inclusive of costs associated with business development activities, legal and financial advisory expenses.

(iv) Finance costs reflect a $7.3 million interest expense on convertible notes and bank loan at Mimosa, pipeline finance of $0.4 million and interest expense on the unwinding of the rehabilitation provisions of $2.7 million.

(v) Foreign exchange gains are mainly a result of gains on group loans due to the weakening of the Dollar against the Rand.

(vi) Reflects net impact of transaction and acquisition costs associated with the acquisition of Ridge Mining.

(vii) Reflects reversal of impairment charges for listed investments.

(viii) Income tax includes a $7.8 million increase in Mimosa's deferred tax liability following an increase from 15% to 25% in Zimbabwe's corporate tax rate.

(ix) Minority interest reflects interest previously at AQPSA level, now 100% owned by AQP.

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2009
$'000

	Note:	Half year ended 31/12/09	Half year ended 31/12/08	Year ended 30/06/09
Net operating cash inflow	(i)	17,651	(15,880)	12,006
Net investing cash outflow	(ii)	(29,881)	(24,444)	(73,380)
Net financing cash outflow	(iii)	312,872	(30,094)	38,754
Net increase in cash held		**300,642**	**(70,418)**	**(22,620)**
Opening cash balance		153,600	170,956	170,956
Exchange rate movement on cash	(iv)	10,334	(13,584)	5,264
Closing cash balance		**464,576**	**86,954**	**153,600**

Notes on the Consolidated Cash Flow Statement

(i) Net operating cash flow includes a $179.3 million net inflow from sales, $156.7 million paid to suppliers, interest income of $4.6 million, interest expense of $4.3 million and income tax paid of $5.7 million.

(ii) Reflects development and plant and equipment expenditure of $43.5 million less cash balances acquired as part of the Ridge acquisition.

(iii) Includes $293.9 million net proceeds from a capital raising of unsubordinated, unsecured convertible bonds, proceeds from the issue of shares on exercise of options and warrants, loans repaid $11 million and $10.8 million loan to an associate company.

(iv) Reflects movement of Rand against the US dollar.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2009
$'000

	Note:	Half year ended 31/12/09	Half year ended 31/12/08	Year ended 30/06/09
Assets				
Cash assets		464,576	86,954	153,600
Current receivables	(i)	165,661	71,754	119,866
Other current assets	(ii)	50,255	45,017	43,652
Property, plant and equipment	(iii)	299,616	195,904	230,057
Mining assets	(iv)	389,120	260,002	270,374
Other non-current assets	(v)	26,685	13,029	25,287
Intangibles	(vi)	76,980	49,231	74,167
Total assets		**1,472,893**	**721,891**	**917,003**
Liabilities				
Current liabilities	(vii)	179,525	229,635	81,514
Non-current payables	(viii)	5,532	1,986	1,555
Non-current interest-bearing liabilities	(ix)	254,959	1,933	70,034
Other non-current liabilities	(x)	193,196	100,868	155,730
Total Liabilities		**633,212**	**334,422**	**308,833**
Net assets/(liabilities)		**839,681**	**387,469**	**608,170**
Equity				
Parent entity interest		839,681	387,469	608,170
Minority interest		-	-	-
Total Equity		**839,681**	**387,469**	**608,170**

Notes on the Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales.

(ii) Reflects PGM concentrate inventory, reef stockpiles and consumables stores.

(iii) Represents plant and equipment within the Group.

(iv) Mining assets relate to Kroondal, Marikana, Mimosa, Everest and Blue Ridge mine properties and mine development.

(v) Includes recoverable portion of rehabilitation provision from Anglo Platinum ($11.9 million), investments in rehabilitation Trusts of $12.6 million and investments held for resale of $2.1 million.

(vi) Included intangibles relating to goodwill and contract value acquired on acquisition of 50% equity interest in Platinum Mile Resources (Pty) Ltd.

(vii) Includes $106.7 million of Rand convertible notes subsequently paid out on 18 January 2010, creditor and other payables of $71.7 million and tax payable of $1 million.

(viii) Includes rehabilitation obligations on P&SA1 and P&SA2 structures.

(ix) Includes convertible notes of $231m, DBSA and IDC loans at Blue Ridge Pty Ltd level of $23m, Investec loan to Platmile of $0.2m, AQPSA vehicle leases of $0.6m and TKO loan of $0.3m.

(x) Includes deferred tax liabilities of $106.6 million, provision for closure costs of $70.9 million.

OPERATIONS

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum Limited - 100%)

P&SA1 at Kroondal

Safety

- No fatal accidents during the period – Kroondal achieved 12 fatality-free months in Q2 2010
- The 12-month rolling average disabling injury incidence rate (DIIR) improved to 0.63 from 0.77 during the half year

Mining

- Underground volumes fell by 10.6% to 3.1 million tonnes due to unprotected industrial action
- Open pit operations ceased in the previous financial year
- Achieved head grade in the first half increased by 1.2% compared to 1H 2009, to 2.60 g/t.

Processing

- 3.0 million tonnes of ore processed in concentrator plants, 6.8% lower than in 1H 2009
- Concentrator recoveries improved marginally to 79%
- Production decreased by 6.8% to 197,061 PGM ounces
- Strong operational response in Q2 2010 partially offset ounces lost to unprotected strike in Q1

Revenue

The Dollar PGM basket price achieved by Kroondal for the first half was $1,077 per PGM ounce. This was 12.7% lower than in the comparable period last year, but 25.9% higher than in 2H 2009. The Rand also strengthened over the period, with the Rand/Dollar exchange rate averaging R7.65/$ for the six months as a result (1H 2009: R8.79/$). Revenue at Kroondal in 1H 2010 was consequently lower initially, but the stabilising and subsequent increase in PGM prices during the half resulted in positive sales adjustments. By comparison these adjustments were materially negative in 1H 2009 due to falling PGM prices. Overall revenue from the mine therefore increased in 1H 2010 by 84.2% to R1,549 million.

Operations

Production of ore from the Kroondal underground operations for the first six months of FY2010 was 3.1 million tonnes, a decrease of 10.6% compared with the first half of FY2009. This reduction in mined volumes was largely as a result of the unprotected industrial action that occurred during the first quarter of the financial year involving employees of the underground mining contractor, MRC, on three of the Kroondal shafts. This industrial action took place despite a wage settlement of 10.2% having been agreed between MRC and the National Union of Mineworkers (NUM), and eventually resulted in a mass dismissal of the workforce. Disruptive and intimidatory action by former employees prevented effective recruitment from the dismissed employee base, requiring a greater component of those recruited to be new employees, which delayed the engagement, training and deployment plan, further impacting mining volumes. This unprotected strike action also affected both underground shafts at Marikana. The new workforce has been fully trained and subsequent to the replacement of the old workforce, industrial relations have been stable at both operations.

During the first quarter, the underground mining contract at the K5 shaft was transferred from Redpath to MRC, motivated by operational and equipment synergies. Although the transfer process proceeded according to plan, it did result in lower production during the handover. At the period end, the K5 shaft was achieving the benefits and synergies anticipated by management as a result of the transfer.

Mining volumes at Kroondal fell 16.0% quarter on quarter in the first quarter of the financial year, but rose by 21.9% in the second quarter to a satisfactory level following a creditable operational management response to the problems encountered in the first part of the financial year.

Primary development increased by 12.0% over the period to a total of 4,072 metres due to improved operational efficiencies and ground conditions.

At the end of the period, stockpiles had been increased to 130,000 tonnes of ore in preparation for the Christmas close and to mitigate the impact of the Q3 holiday season.

The concentrators processed 3.0 million tonnes in the first six months of the financial year, representing a decrease of 6.8% versus the comparable period in the prior year. This reduction was again due to the knock-on effect of the unprotected strike. The plant head grade increased slightly to 2.60g/t for the first half, primarily due to a reduction in footwall waste and waste from off-reef mining being packed underground, while recoveries improved to 79% through improvement initiatives in operational stability and control. Total 4E PGM production fell by 6.8% to 197,061 PGM ounces, 98,531 PGM ounces of which are attributable to Aquarius.

Operating Cash Costs
Cash costs for the first half increased by 7.7% compared to 1H 2009, to R365 per ROM ton and by 6.7% to R5,549 per PGM ounce. It is also noteworthy that Rand costs per PGM ounce in Q2 2010 were only 2.0% higher than in the corresponding quarter a year ago.

The relative strength of the Rand against the Dollar is reflected in the fact that the cash costs in Dollar terms increased 22.5% to $725. Rand-denominated costs were affected by both the unprotected strike as lower production increased the impact of fixed costs, and by increased labour costs. Electricity tariffs were increased materially (33%) in June 2009, resulting in increased effective electricity costs at Kroondal over the first half of the year. However, as a result of the shallow nature of the Kroondal ore body and the trackless mining method employed by Aquarius, electricity only comprises approximately 5% of cash costs. Labour remains the largest single component of Kroondal's operating cash costs, representing approximately 50% of the total.

Kroondal: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 5,549 per PGM ounce	R 4,542 per PGE ounce	R 4,410 per PGE ounce

Capital Expenditure
Capital expenditure at Kroondal was R72 million in the first half of FY2010, or approximately R368 per PGM ounce. This was spent largely on the construction of underground infrastructure. Kroondal management was able to significantly reduce capital expenditure at the mine compared with prior periods as a result of reclamation and re-design initiatives. All of the expenditure incurred during the period was stay-in-business sustaining capital, and Kroondal's expenditure is up to date as per mine plan.

Firstplats transaction
The Firstplats transaction was concluded during the first half, as announced previously. It has resulted in a pro-rata addition of 0.46 million ounces of reserves into the P&SA1, thereby extending the life-of-mine of Kroondal in excess of one year. The additional reserves are down-dip of central shaft and will be mined from existing shaft infrastructure requiring only stay-in-business capital expenditure and enabling cost efficient ore extraction.

P&SA2 at Marikana

Safety

- No fatal accidents during the period – Marikana achieved 12 fatality-free months shortly after the close of the half year
- The 12-month rolling average DIIR for the half year deteriorated to 1.08 compared with 0.70 in the previous corresponding period as a result of the higher risk profile associated with operations moving from primarily open pit mining to a combination of underground and open pit mining
- Management actions have been implemented which are expected to reverse this trend over time

Mining

- Underground production ramp-up continues to progress with 761,000 tons mined for the period despite the closure of 2 Shaft (at the end of the pcp) and the unprotected industrial action
- Open pit production decreased to 420,000 tons as a result of geological pothole intersections and the ramping down of opencast operations
- Head grade decreased to 2.67 g/t due to increased underground tonnage

Processing

- Tonnes processed decreased by 15.0% compared to the first half of 2009, to 1,157,000, reflecting lower availability of opencast material
- Recoveries improved by 7.8% to 69%
- Marikana produced 68,381 4E PGM ounces during the period, a 15.9% decrease compared to the first half of 2009
- Production, head grade and recoveries all improved in the second quarter of the financial year

Revenue

The Dollar PGM basket price achieved by Marikana for the first half was $1,093 per PGM ounce, 8.8% lower than in 1H 2009 but 26.7% higher than in 2H 2009. As was the case at Kroondal, the strengthening Rand and lower basket prices resulted in Marikana generating lower revenue initially, but the stabilising and subsequent increase in PGM prices during the half resulted in positive sales adjustments. As a result, overall revenue at Marikana increased by 82.5% to R553 million in the period under review.

Operations

Total mine production for the first six months decreased by 18.0% to 1,2 million tonnes, made up of 761,000 underground tonnes and 420,000 open pit tonnes. The reduction in the total was as a result of several factors, including the unprotected industrial action affecting Marikana's underground operations, the ramping down of the opencast operations and the closure of 2 Shaft. Open pit mining volumes were also impacted negatively by a significant pothole intersection that occurred shortly prior to the commencement of the first half. Production improved during the second quarter as the operations stabilised.

The Pit A opencast area was mined out during the second quarter. Opencast mining is now focussed on the ROM and West-West pits. The majority of the oxide material in the West-West pit was mined out during the final months of the first half and the remainder of the mining in the pit will be in un-oxidised material, which should yield higher recoveries. Pre-stripping costs were incurred in the West-West pit which will contribute to lower stripping ratios and mining cost during the next quarter.

Although delayed by the unprotected industrial action, the ratio of underground mining to opencast continues to increase, as the production build-up at 4 Shaft continues and the opencast mine approaches its end of life. Development activities to negate the effect of a high incidence of potholing and geological features at 1 and 4 Shafts are yielding results, with a commensurate increase in production in the later months of the period under review. The amount of mining done adjacent to potholes has negatively influenced the in-situ grade, exacerbated by the necessary focus on development after the industrial action, resulting in lower grades due to higher than normal waste contribution. The grade improved towards the end of the first half as stoping tonnes increased and panels moved away from pothole areas.

Re-commissioning of the western shaft of the Firstplats acquisition (termed M5 shaft) also commenced and first production from that mining area is expected during the next quarter. The beneficial access arising from the Firstplats acquisition has yielded significant life of mine capital savings (precluding the use of vertical shafts) and enabled faster mining access to the Marikana ore body adjacent to the acquisition area.

The surface stockpile decreased to 38,000 tons at the end of the period, as ore stocks were used to offset lower mining volumes.

During the first six months, a total of 1,157,000 tons were processed in the Marikana concentration plant, a 15.1% decrease period on period.

The average plant head grade decreased to 2.67g/t for the first six months compared to 2.87 g/t for 1H 2009 due to higher percentage of underground ore and lower-than-expected underground grades as a result of geological anomalies. Plant recoveries increased to 69% as the use of oxide material from the open pit operations declined. Marikana produced 68,381 PGM ounces in the first half of FY2010 (Aquarius attributable 34,191 PGM ounces), down 15.9% compared to 1H 2009.

Operating Cash Costs

Cash costs for the first half increased by 3.8% compared to 1H 2009, to R436 per ROM ton and by 4.9% to R7,386 per PGM ounce. As with Kroondal it is noteworthy that Rand costs per PGM ounce in Q2 2010 at Marikana were only 1.2% higher than in the corresponding quarter a year ago. Rand cash costs in Q2 2010 also showed some improvement compared to the first quarter of this financial year, falling 12% to R6,954 per PGM ounce. As with Kroondal, costs were negatively impacted by increased labour costs and the effect of the mine's fixed cost base during the unprotected industrial action in the first quarter. Electricity remains less than 5% of operating costs at Marikana, while labour constitutes approximately 50%.

The relative strength of the Rand against the Dollar is reflected in the fact that the cash costs per PGM ounce in Dollar terms increased 20.5% to $965.

Marikana: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R7,386 per PGM ounce	R6,130 per PGE ounce	R 5,949 per PGE ounce

Capital Expenditure

Stay-in-business capital expenditure at Marikana decreased by 35.7% to a total for the period of R33.7 million (R491 per PGM ounce). This consisted primarily of underground infrastructure establishment. All critical capital expenditure is up to date.

Everest

Safety

- Everest achieved a zero 12-month rolling DIIR
- Everest completed 342 days without a lost time injury at the end of the first half

Operations

Mining operations were suspended at Everest in December 2008 following a subsidence event. The subsidence occurred over a mined-out area, and as a result no resources were lost and stoping areas were not affected. The re-establishment of Everest therefore relates entirely to the construction of new access points and associated infrastructure.

Phase 1 of the re-establishment project, involving the excavation of the box cuts, storm water and earth works, the installation of temporary services and an access road was completed by the end of the first half. Phase 2, which includes the establishment of permanent underground services, the reclamation of infrastructure, equipping of declines and strike sections and there-establishment of stoping sections, has commenced and is proceeding as planned. Permanent surface infrastructure, such as mine services, roads and overland conveyers will also be completed during this phase.

Decline development in the new North boxcut is now 65% complete with belt and surface infrastructure construction progressing as per schedule. The South boxcut was also completed during the period under review and a single decline shaft will be developed to provide access for men and material and for ventilation to the south stoping areas. A steel pre-fabricated tunnel was constructed from the high wall to surface and the boxcut will be completely filled and rehabilitated (a more cost effective and environmentally acceptable solution). The south decline development will commence in the next quarter.

Project execution remains on track for Everest to be in a position to resume milling operations in the latter part of the first quarter of next financial year.

Planning for the construction of the chromite spirals plant was finalised during the quarter, and construction activities will commence during the next quarter. Commissioning of the spirals plant will coincide with the resumption of milling operations at Everest.

Capital Expenditure

The total re-establishment project capital (both Phase 1 and Phase 2, as previously announced) of R259 million will put Everest in a position to resume operations. Project expenditure to date is well within budget, at a total of R66.0 million.

Offtake agreement signed with Glencore for chromite from Everest Plant

An offtake agreement has been signed with Glencore International AG, for the purchase of the chromite produced by the chromite spirals plant currently under construction at Everest. The agreement has been concluded on commercially favourable terms and the revenue from the chromite by-product will contribute to Everest's margins. The chromite plant is anticipated to have annual output of approximately 200,000 tonnes of UG2 chromite (40% Cr_2O_3) at steady state and will commence production in Q3 of calendar year 2011.

RIDGE MINING (PTY) LTD

Blue Ridge Mine (Aquarius Platinum – 50%)

Safety

- A fatality tragically occurred on 15 December 2009
- The 12-month rolling average DIIR for the half year was 1.09
- Preventative and remedial actions are being implemented to reverse the negative trend in safety performance

Mining

- Underground operations produced 413,000 tonnes during the first half of 2010
- Head grade was 2.48g/t
- Stockpiles at the end of the period totalled 173,688 tonnes

Processing

- 605,000 tonnes of ore were processed at Blue Ridge during the first half
- Recoveries were 69%
- PGM production in the period amounted to 33,067 ounces (Aquarius attributable:16,534 ounces)

Operations

The ramp-up of production at Blue Ridge continues to progress satisfactorily. During the period under review the focus remained on primary development to open ore reserves and available panels to increase production to steady state. Underground mining is progressing well, and stoping teams are being recruited and trained as stoping panels are being made available through the holing of additional raise lines.

The concentrator plant's availability has increased steadily, with downtime mainly due to power interruptions as a result of lightning, redesign and re-engineering of the secondary mill from a grate discharge to an overflow discharge configuration as well as the installation of a new tailings pipeline. Improved process stability and process control resulted in average recoveries over the half of 69%, reflecting an improvement from 65% to 74% between Q1 2010 and Q2 2010. Throughput for the half year was 605,000 tonnes.

The head grade averaged 2.48g/t over the period, slightly below expectations mainly as a result of development dilution and the processing of lower grade development stockpiles.

PGM production was 33,067 PGM ounces (Aquarius attributable 16,534 PGM ounces), and the Dollar basket price was $1,061 per PGM ounce for the period.

Capital Expenditure

R54.0 million was spent on sustaining capital expenditure at Blue Ridge in the first six months of the 2010 financial year, and a further R157.2 million of expansionary capital expenditure was also incurred. Aquarius continues to capitalise costs and revenues associated with the ramp-up phase of Blue Ridge.

MIMOSA INVESTMENTS LIMITED (Aquarius Platinum - 50%)

Mimosa Platinum Mine

Safety

- No fatal accidents during the period – Mimosa had achieved 2.2 million fatality-free shifts by the end of the half year
- The 12-month rolling average DIIR improved from 0.18 to 0.14 for the period - Mimosa retains the best safety record among the Aquarius operations

Mining

- Underground mining production was flat at 1,068,000 tonnes
- The surface stockpile decreased by 72.5% from the comparative period to 146,000 tonnes

Processing

- 1,153,000 tonnes were processed at Mimosa in 1H 2010, an increase of 13.7%
- Average concentrator plant recoveries rose to 76%
- Total mine production increased by 16.2% to 100,907 (Aquarius attributable: 50,454 PGM ounces)

Revenue

The Dollar PGM basket price for the period averaged $859 per PGM ounce, a 28.2% decrease compared to 1H 2008, but a 24.7% increase compared to 2H 2009. The average nickel price over the period was 9.1% lower at $7.59 per pound and copper was 14.0% higher at $2.58 per pound compared to the previous corresponding period.

As a result of increased PGM production and positive sales adjustments reflecting higher PGM prices late in the period, revenue from Mimosa for the first six months was $110 million, a 115.7% increase compared to the previous corresponding period despite lower average metals prices.

During the period mining operations remained consistent, hoisting 1,068,000 tonnes, the same volume as in the previous corresponding period. Tonnes processed at Mimosa during the first half totalled 1,153,000, an increase of 13.7%, despite a mill shutdown in December. The surface stockpile at the end of the period stood at 146,000 tonnes, a reduction of 72.5% compared to the prior period, as ore stocks were used to supplement mining volumes.

The average plant head grade for the period decreased slightly to 3.59 g/t, while recoveries improved to 76%. Mimosa's PGM production for the period increased by 16.2% to 100,907 PGM ounces (Aquarius attributable: 50,454 PGM ounces).

Operating Cash Costs

Cash costs for the period increased by 25.0% to $50 per ROM ton and by 21.3% to $569 per PGM ounce compared to the previous corresponding period. Net of by-products, cash costs were $278 per PGM ounce. The cost increases relate largely to the continuing effects of the dollarization of the Zimbabwean economy.

Mimosa Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Mimosa	$569 per PGM ounce	$540 per PGE ounce	$161 per PGE ounce

Capital Expenditure

Stay-in-business capital expenditure at Mimosa increased by 44.4% to a total for the period of $13 million (approximately $120 per PGM ounce). This consisted primarily of underground infrastructure establishment. All critical capital expenditure is up to date.

Regulatory developments in Zimbabwe

The Indigenization and Economic Empowerment Regulations - Statutory Instrument 21 of 2010 - was published in the Zimbabwean Government Gazette in early February 2010. In terms of these regulations, foreign companies are required to localise or indigenize "51% of their shares or interests therein" within 5 years in all business sectors.

The regulations provide for the gazetting within twelve months of further rules "with respect to each sector and subsector of the economy what lesser share than the minimum indigenization and empowerment quota shall be the minimum lesser share that indigenous Zimbabweans may hold in a business operating in the sector or subsector in question."

The regulations further provide "what weighting (expressed as a fixed percentage that may be added towards the fulfillment of the minimum indigenization empowerment quota) to assign to anyone or more" of the "socially and economically desirable objectives in favour of a business operating in a specified sector or subsector of the economy."

At the time of publication of this report, the Chamber of Mines of Zimbabwe on behalf of the mining sector was in closed discussions with relevant authorities with respect to finalizing the indigenization and empowerment quota for the mining industry.

Aquarius is studying the regulations and its formal response to compliance will be guided by advice from its subsidiary, Mimosa Mining Company (Pvt) Limited. Mimosa is a member of the Chamber of Mines of Zimbabwe.

As further information becomes available the market will be kept informed.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum - 50%)

Safety

- The DIIR for the period was 0

Processing

- Feed processed was 142,000 tonnes, an increase of 18.3%
- Average recoveries for the period decreased from 39% to 37%
- 3,827 PGM ounces produced (Aquarius attributable: 1,913 PGM ounces)

Revenue

The Dollar PGM basket price for the period was $1,179 per PGM ounce, a decrease of 22.9% compared to 1H 2009 but an increase of 27.0% compared to 2H 2009. The CTRP produces proportionately more rhodium than the other operations, which contributes to the higher basket prices achieved. As was the case at the other South African operations, the strengthening Rand and lower basket prices resulted in CTRP generating lower revenue initially, but the stabilising and subsequent increase in PGM prices during the half resulted in positive sales adjustments. As a result, revenue at CTRP increased by 133.3% to R28 million.

Operations

Processing plant feed increased by 18.3% 142,000 tonnes over the first half, while the head grade fell by 8.8% to 2.28 g/t. Recoveries also decreased, from 39% to 37%.

CTRP produced 3,827 PGM ounces (Aquarius attributable: 1,913 PGM ounces), a 7.8% increase compared with the previous corresponding period.

Operating Costs

Cash costs decreased by 13.1% to R3,105 per PGM ounce, equal to $406 per PGM ounce.

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
CTRP	R 3,105 per PGM ounce	R 2,121 per PGE ounce	R 2,040 per PGE ounce

PLATINUM MILE RESOURCES (PTY) LTD

Platinum Mile (Aquarius Platinum - 50%)

Safety

- The DIIR for the period was 0.

Processing

- Milling expansion completed during the period, increasing the capacity and processing efficiency of the plant
- Feed processed was 4.0 million tonnes, a decrease of 13.0%
- Average recoveries for the period were 15%
- 14,471 PGM ounces produced (Aquarius attributable: 7,236 PGM ounces)

Revenue

The Dollar PGM basket price for the period was $1,166 per PGM ounce, an increase of 38.6% compared to 1H 2009. Revenue at Platinum Mile increased by 55.4% to R115 million.

Operations

The Platinum Mile milling expansion has been completed, and is yielding the anticipated improvements in processing capacity and efficiency by enabling greater plant throughput and finer grinding.

Processing plant feed decreased by 13.0% to 4.0 million tonnes over the first half, while the head grade fell by 12.5% to 0.63 g/t. Recoveries increased, however, from 9% to 15%.

Platinum Mile produced 14,471 PGM ounces (Aquarius attributable: 7,236 PGM ounces), a 59.3% increase compared with the previous corresponding period.

Operating Costs

Cash costs decreased by 26.5% to R2,490 per PGM ounce, equal to $333 per PGM ounce.

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
Platinum Mile	R 2,490 per PGM ounce	-	-

Statistics		Kroondal P&SA1		Marikana P&SA2		CTRP		Everest		Mimosa		Platinum Mile		Blue Ridge
	Unit	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009	6 months Dec 2008	6 months Dec 2009
Safety														
DIIR	Rate/200,000 hrs	0.63	0.77	1.08	0.70	0	4.80	-	0.58	0.14	0.18	0	0	1.09
Revenue														
Gross revenue	Millions	1,549	841	553	303	28	12	-	226	110	51	115	74	-
PGM basket Price	$/oz	1,077	1,233	1,093	1,198	1,179	1,530	-	1,224	859	1,196	1,166	841	1,061
Gross cash margin	%	29	(31)	9	(89)	57	(5)	-	(89)	42	20	40	43	-
Nickel Price	$/lb	7.99	6.76	7.99	6.76	7.99	6.76	-	6.76	7.59	8.35	7.48	5.83	7.99
Copper Price	$/lb	2.84	2.63	2.84	2.63	2.84	2.63	-	2.63	2.58	3.19	3.10	2.12	2.84
Ave R/$ rate		7.65	8.79	7.65	8.79	7.65	8.79	-	8.79	-	-	7.48	8.83	7.62
On Mine Cash Costs														
Per ROM ton	R/ton	365	339	436	420	84	106	-	511	-	-	9	7	-
	$/ton	48	39	57	48	11	12	-	58	50	40	1	1	-
Per PGM (3E+Au)	R/oz	5,549	5,203	7,386	7,038	3,105	3,572	-	6,686	-	-	2,490	3,387	-
	$/oz	725	592	965	801	406	406	-	761	569	469	333	384	-
Per PGE (5E+Au)	R/oz	4,542	4,266	6,130	5,780	2,121	2,447	-	5,471	-	-	2,108	2,920	-
	$/oz	594	485	801	658	277	278	-	623	540	446	282	331	-
Production														
Underground	ton '000s	3,113	3,483	761	740	-	-	-	839	1,068	1,068	-	-	413
Open Pit	ton '000s	0	18	420	700	-	-	-	-	-	-	3,952	4,574	-
Total	ton '000s	3,113	3,501	1,181	1,440	142	120	-	839	1,068	1,068	3,952	4,574	413
Plant Head	g/t PGM	2.60	2.57	2.67	2.87	2.28	2.50	-	2.89	3.59	3.61	0.63	0.72	2.48
Recoveries	%	79	78	69	64	37	39	-	83	76	74	15	9	69
Platinum	Ozs	116,059	125,709	42,353	50,375	2,315	2,155	-	37,643	51,079	44,016	8,393	5,269	19,799
Palladium	Ozs	58,519	61,734	18,876	22,342	844	792	-	19,365	38,806	33,540	4,486	2,817	9,837
Rhodium	Ozs	21,516	23,009	6,742	8,123	661	592	-	6,499	4,108	3,523	1,303	817	3,109
Gold	Ozs	968	987	410	494	7	8	-	562	6,915	5,790	289	183	322
Total PGM (3E+Au)	Ozs	197,061	211,438	68,381	81,333	3,827	3,548	-	64,068	100,907	86,870	14,471	9,086	33,067
Iridium	Ozs	8,330	8,748	2,693	3,415	324	293	-	2,487	3,578	2,962	-	-	1,133
Ruthenium	Ozs	35,390	37,703	11,312	14,285	1,452	1,339	-	11,740	1,841	1,535	2,315	1,453	5,422
Total PGE (5E+Au)	Ozs	240,782	257,889	82,387	99,034	5,603	5,179	-	78,295	106,326	91,367	16,786	10,539	39,622
Nickel	Tons	216	215	89	118	5	5	-	122	1,400	1,217	67	54	-
Copper	Tons	91	91	58	61	3	2		64	1,146	995	30	16	-

File # 82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
David Dix
Zwelakhe Mankazana
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Abraham van Ghent	General Manager: Kroondal
Wessel Phumo	General Manager: Marikana
Gabriel de Wet	General Manager: Engineering
Augustine Simbanegevi	General Manager: Everest
Anthony Joubert	General Manager: Blue Ridge

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

Issued Capital
At 31 December 2009, the Company had in issue: 462,491,685 fully paid common shares and 1,628,240 unlisted options.

Substantial Shareholders 31 December 2009	Number of Shares	Percentage
Savannah Consortium	68,658,728	14,85%
HSBC Custody Nominees (Australia Limited)	39,410,836	8.52%
JP Morgan Nominees Australia Limited	28,149,935	6.09%

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089
Convertible Bond ISIN number XS0470482067

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Liberum Capital Limited City Point, 1 Ropemaker Street, London, EC2Y 9HT Telephone: +44 (0) 20 3100 2000 **Bank of America Merrill Lynch** 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0)8 9488 1400	**Investec Bank Limited** 100 Grayston Drive Sandown, Sandton 2196 Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

1st Floor, Building 5, Harrowdene Office Park, Western Service Road, Woodmead 2191, South Africa
Postal Address: PO Box 76575, Wendywood, 2144, South Africa
Telephone: +27 (0)11 656 1140
Facsimile: +27 (0)11 802 0990

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
PMR	Platinum Mile Resources Pty Ltd
R	South African Rand
Ridge	Ridge Mining plc
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex

For further information please visit www.aquariusplatinum.com or contact:

In Australia
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom and South Africa
Gavin Mackay
gavin.mackay@aquariusplatinum.com
+ 44 7909 547 042

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 160,002 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 160,002 issued at the exercise price of GBP1.11 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 April 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
462,915,574	Ordinary

Number	+Class

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	120,000 269,386 228,434 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..



AQUARIUS
PLATINUM LIMITED



ASX, LSE & JSE

6 April 2010

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) has issued 160,002 fully paid common shares (Shares) upon exercise of 160,002 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of sections 708A (7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa
Gavin Mackay
gavin.mackay@aquariusplatinum.com
+ 44 7909 547 042